Form 20-F
period 2022-12-31
ECARX Holdings Inc.
filed 2023-04-24
CIK 1861974

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report __________

Commission File Number: 001-41576

ECARX Holdings Inc.

(Exact Name of Registrant as Specified in Its Charter)

N/A

(Translation of Registrant’s Name into English)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

ECARX office, 2nd Floor South, International House

1 St. Katharine’s Way

London E1W 1UN

United Kingdom

(Address of Principal Executive Offices)

Ramesh Narasimhan, Chief Financial Officer

Telephone: +44 744 3344 353

Email: ramesh.narasimhan@ecarxgroup.com

ECARX office, 2nd Floor South, International House

1 St. Katharine’s Way

London E1W 1UN

United Kingdom

(Name, Telephone, Email and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12 (b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Class A ordinary shares, par value $0.000005 per share	ECX	The Nasdaq Stock Market LLC
Warrants	ECXWW	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12 (g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15 (d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report : 288,434,474 Class A ordinary shares and 48,960,916 Class B ordinary shares, par value US$0.000005 per share, as of December 31, 2022.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes☒ No

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated filer	☐	Accelerated Filer	☐	Non-Accelerated Filer	☒

				Emerging Growth Company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.     ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.     ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.     ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive oﬃcers during the relevant recovery period pursuant to §240.10D-1(b).      ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes☒  No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13, or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes☐  No

i

INTRODUCTION

In this annual report, except where the context otherwise requires and for purposes of this annual report only:

●	“Business Combination” means the transactions contemplated by the Agreement and Plan of Merger, dated as of May 26, 2022 by and among COVA, ECARX Holdings, Ecarx Temp Limited, and Ecarx&Co Limited;
●	“China” or “PRC” means the People’s Republic of China;
●	“Class A Ordinary Shares” means Class A ordinary shares of ECARX Holdings, par value US$0.000005 per share;
●	“Class B Ordinary Shares” means Class B ordinary shares of ECARX Holdings, par value US$0.000005 per share;
●	“COVA” means COVA Acquisition Corp., an exempted company limited by shares incorporated under the laws of the Cayman Islands;
●	“ECARX,” “we,” or “our company” means ECARX Holdings and its subsidiaries (and, in the context of describing ECARX’s historical operations and consolidated financial information, also the VIEs and their subsidiaries for the periods ended prior to the Restructuring). References to “our” financial statements, share capital, securities (including shares, options, and warrants), shareholders, directors, board of directors, and auditors are to those of ECARX Holdings, respectively;
●	“ECARX Holdings” means ECARX Holdings Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands;
●	“Geely Auto” means Geely Automobile Holdings Limited, which manages brands including Geely, Lynk & Co, Geometry, and Zeekr, among others;
●	“Geely ecosystem” means Geely Auto, Volvo Car, smart, Lotus, Proton, LEVC, and other OEMs that are affiliated with or are investee companies of Geely Holding;
●	“Geely Holding” means Zhejiang Geely Holding Group Co., Ltd;
●	“Investor Notes” means the convertible notes issued by ECARX Holdings to certain institutional investors in the aggregate principal amount of US$65 million pursuant to the convertible note purchase agreement dated October 25, 2022 and entered into between ECARX Holdings and certain institutional investors;
●	“IPO” means COVA’s initial public offering, which was consummated on February 9, 2021;
●	“Lotus Note” means the convertible note issued by ECARX Holdings Lotus Technology Inc. in the aggregate principal amount of US$10 million pursuant to the convertible note purchase agreement dated May 9, 2022 and entered into between ECARX Holdings and Lotus Technology Inc.;
●	“Nasdaq” means The Nasdaq Stock Market LLC;
●	“Ordinary Shares” means, collectively, Class A Ordinary Shares and Class B Ordinary Shares;
●	“PCAOB” means the Public Company Accounting Oversight Board;
●	“Public Warrants” means warrants to purchase Class A Ordinary Shares at an exercise price of US$11.50 per share, which were issued upon the closing of the Business Combination in exchange for the public warrants of COVA that were issued in the initial public offering of COVA;
●	“Renminbi” or “RMB” means the legal currency of China;

●	“Restructuring” means a series of transactions that ECARX has implemented to restructure its organization and business operations in early 2022;
●	“SEC” means the U.S. Securities and Exchange Commission;
●	“Sponsor” means COVA Acquisition Sponsor LLC, a Cayman Islands limited liability company;
●	“Sponsor Warrants” means warrants to purchase Class A Ordinary Shares at an exercise price of US$11.50 per share, which were issued to the Sponsor upon the closing of the Business Combination;
●	“Units” means the units issued in the IPO, each consisting of one COVA Public Share and one-half of one COVA Public Warrant;
●	“U.S. dollars” or “US$” means United States dollars, the legal currency of the United States;
●	“U.S. GAAP” means accounting principles generally accepted in the United States of America;
●	“VIE” means variable interest entity, and “the former VIE” or “Hubei ECARX” means Hubei ECARX Technology Co., Ltd., a former consolidated variable interest entity of ECARX;
●	“Warrant Agreement” means the Warrant Agreement, dated as of February 4, 2021, by and between COVA and Continental Stock Transfer & Trust Company, as warrant agent, as amended and assigned to ECARX Holdings pursuant to the Assignment, Assumption and Amendment Agreement by and among COVA, ECARX Holdings, and Continental Stock Transfer & Trust Company dated as of December 20, 2022; and
●	“Warrants” means, collectively, the Public Warrants and the Sponsor Warrants.

Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

Our reporting currency is Renminbi. This annual report contains translations from Renminbi to U.S. dollars solely for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at a rate of RMB6.8972 to US$1.00, which was the exchange rate in effect as of December 30, 2022 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. The exchange rate in effect as of April 14, 2023 was RMB6.8690 to US$1.00. We make no representation that any Renminbi amounts referred to in this annual report could have been, or could be, converted into U.S. dollars at any particular rate, or at all.

FORWARD-LOOKING INFORMATION

This annual report contains statements that are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s beliefs and expectations as well as on assumptions made by and data currently available to management, appear in a number of places throughout this document and include statements regarding, amongst other things, results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate. The use of words “expects,” “intends,” “anticipates,” “estimates,” “predicts,” “believes,” “should,” “potential,” “may,” “preliminary,” “forecast,” “objective,” “plan,” or “target,” and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties that could cause actual results to differ materially, including, but not limited to statements regarding our intentions, beliefs or current expectations concerning, among other things, results of operations, financial condition, liquidity, prospects, growth, strategies, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, and the markets in which we operate.

Forward-looking statements involve a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to:

●	Developments related to the COVID-19 pandemic, including, among others, with respect to stay-at-home orders, social distancing measures, the success of vaccine rollouts, numbers of COVID-19 cases and the occurrence of new COVID-19 strains;
●	The regulatory environment and changes in laws, regulations or policies in the jurisdictions in which we operate;
●	The overall economic environment and general market and economic conditions in the jurisdictions in which we operate and beyond;
●	The progress and results of the research and development of our products and services, as well as of their manufacturing, launch, commercialization and delivery;
●	The conditions and outlook of the automobile and automotive intelligence industries in China and globally;
●	Our relationships with OEMs, Tier 1 suppliers, and our other customers, suppliers, other business partners and stakeholders;
●	Our ability to successfully compete in highly competitive industries and markets;
●	Our ability to continue to adjust our offerings to meet market demand, attract customers to choose our products and services and grow our ecosystem;
●	Our ability to execute our strategies, manage growth and maintain our corporate culture as we grow;
●	Our anticipated investments in new products, services, collaboration arrangements, technologies and strategic acquisitions, and the effect of these investments on our results of operations;
●	Changes in the needs for capital and the availability of financing and capital to fund these needs;
●	Anticipated technology trends and developments and our ability to address those trends and developments with our products and services;
●	The safety, price-competitiveness, quality and breadth of our products and services;
●	The loss of key personnel and the inability to replace such personnel on a timely basis or on acceptable terms;

●	Man-made or natural disasters, health epidemics, and other outbreaks including war, acts of international or domestic terrorism, civil disturbances, occurrences of catastrophic events and acts of God such as floods, earthquakes, wildfires, typhoons and other adverse weather and natural conditions that affect our business or assets;
●	Exchange rate fluctuations;
●	Changes in interest rates or rates of inflation;
●	Legal, regulatory and other proceedings;
●	The results of future financing efforts; and
●	All other risks and uncertainties described in “Item 3. Key Information— D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects.”

We would like to caution you not to place undue reliance on these forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in “Item 3. Key Information— D. Risk Factors.” Those risks are not exhaustive. We operate in a rapidly evolving environment. New risks emerge from time to time and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law.

PART I

Item 1.     Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.     Offer Statistics and Expected Timetable

Not applicable.

Item 3.     Key Information

Our Holding Company Structure and China Operations

The following diagram illustrates our corporate structure, including our principal and other subsidiaries as of the date of this annual report.

ECARX Holdings Inc.
(Cayman Islands)
100%
Future Magic Capital Limited
(British Virgin Islands)
100%
ECARX Group Limited
(British Virgin Islands)
100%
Ecarx&Co Limited
(Cayman Islands)
100%
Mobile & Magic Limited
(Hong Kong)
100%
ECARX Technology Limited
(Hong Kong)
100%
ECARX Limited
(United Kingdom)
100%
ECARX Europe AB
(Sweden)
Outside Mainland China
Mainland China
100%
ECARX (Wuhan) Technology Co., Ltd. (亿咖通 (武汉) 科技有限公司)
100%
ECARX (Hubei) Tech Co., Ltd. (亿咖通 (湖北) 技术有限公司)
100%
ECARX (Shanghai) Technology Co., Ltd (亿咖通 (上海) 科技有限公司)
100%
ECARX (Shanghai) Tech Co., Ltd. (亿咖通 (上海) 技术有限公司)
100%
ECARX (Beijing) Technology Co., Ltd. (亿咖通 (北京) 科技有限公司)
100%
ECARX (Shanghai) Smart Tech Co., Ltd. (亿咖通 (上海) 智能技术有限公司)

ECARX Holdings is not a Chinese operating company but a Cayman Islands holding company. We conduct operations through our subsidiaries, with our operations in China currently being conducted by our PRC subsidiaries. Investors in the Class A Ordinary Shares or in ECARX Holdings are not acquiring equity interest in any operating company but instead are acquiring interest in a Cayman Islands holding company. This holding company structure involves unique risks to investors. As a holding company, ECARX Holdings may rely on dividends from its subsidiaries for cash requirements, including any payment of dividends to its shareholders. The ability of our subsidiaries to pay dividends or make distributions to ECARX Holdings may be restricted by laws and regulations applicable to them or the debt they incur on their own behalf or the instruments governing their debt. In addition, PRC regulatory authorities could disallow this holding company structure and limit or hinder our ability to conduct our business through, receive dividends or distributions from, or transfer funds to, the operating companies or list on a U.S. or other foreign exchange, which could cause the value of our securities to significantly decline or become worthless.

Historically, we conducted our operations in China through our PRC subsidiaries and through Hubei ECARX Technology Co., Ltd., the VIE, with which we, our subsidiary, and the nominee shareholders of the VIE entered into certain contractual arrangement. PRC laws, regulations, and rules restrict and impose conditions on foreign investment in certain types of businesses, and we operated certain businesses, including businesses that were subject to such restrictions and conditions in China such as surveying and mapping services and ICP businesses, through the VIE. We did not own an equity interest in the VIE or its subsidiaries and relied on the contractual arrangements to direct the business operations of the VIE. Such structure enables investors to invest in China-based companies in sectors where foreign direct investment is prohibited or restricted under PRC laws and regulations. Following the Restructuring in 2022, the contractual arrangement was terminated and currently we do not have any VIE in China.

We face various legal and operational risks and uncertainties relating to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. For example, the PRC government has recently issued statements and regulatory actions relating to areas such as regulatory approvals on overseas offerings and listings by, and foreign investment in, mainland China-based issuers, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy. It remains uncertain how PRC government authorities will regulate overseas listings and offerings in general and whether we can fully comply with the relevant regulatory requirements, including completing filings with the China Securities Regulatory Commission, or the CSRC, and whether we are required to complete other filings or obtain any specific regulatory approvals from the CSRC, the Cyberspace Administration of China, or the CAC, or any other PRC government authorities for our overseas offerings and listings, as applicable. In addition, if future regulatory developments mandate clearance of cybersecurity review or other specific actions to be completed by China-based companies listed on foreign stock exchanges, such as us, we face uncertainties as to whether such clearance can be timely obtained, or at all. These risks may impact our ability to conduct certain businesses, accept foreign investments, or list and conduct offerings on a stock exchange in the United States or any other foreign country. These risks could result in a material adverse change in our operations and the value of our Class A Ordinary Shares, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. For a detailed description of risks relating to doing business in China, see “Item 3. Key Information— D. Risk Factors—Risks Relating to Doing Business in China.”

The PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, mainland China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature, such as data security or anti-monopoly related regulations, may cause the value of such securities to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PRC government has significant oversight and discretion over our business operations, and it may influence or intervene in our operations as part of its efforts to enforce PRC law, which could result in a material adverse change in our operations and the value of our securities.”

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our Class A Ordinary Shares. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties in the PRC legal system and the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us, hinder our ability and the ability of any holder of our securities to offer or continue to offer such securities, result in a material adverse change to our business operations, and damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our securities to significantly decline in value or become worthless.”

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our securities from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report. Each year, the PCAOB will determine whether it can inspect and investigate completely registered public accounting firms in mainland China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely registered public accounting firms in mainland China and Hong Kong and we continue to use a registered public accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections,” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Our securities may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in mainland China and Hong Kong. The delisting of our securities, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Permission Required from the PRC Authorities for Our Operations

We conduct our operations in China through our PRC subsidiaries. Each of our mainland China subsidiaries is required to obtain, and has obtained, a business license issued by the PRC State Administration for Market Regulation and its local counterparts, or the SAMR. Our mainland China subsidiaries are also required to obtain, and have obtained, additional operating licenses and permits in connection with their operations, including but not limited to the model confirmation, compulsory product certifications, and network connection licenses for certain of our products. None of our mainland China subsidiaries has been subject to any penalties or other disciplinary actions from any authority in mainland China for the failure to obtain or insufficiency of any approvals or permits in connection with the conduct of its business operations as of the date of this annual report.

The PRC government has recently sought to exert more control and impose more restrictions on mainland China-based issuers raising capital overseas and such efforts may continue or intensify in the future. On July 6, 2021, the relevant PRC authorities promulgated the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law, which emphasized the need to strengthen the supervision over overseas listings by mainland China-based companies. Effective measures, such as promoting the establishment of relevant regulatory systems, are to be taken to deal with the risks and incidents of mainland China-based overseas-listed companies, cybersecurity and data privacy protection requirements, and similar matters. The revised Measures for Cybersecurity Review issued by the CAC, and several other administrations on December 28, 2021 (which took effect on February 15, 2022) require that, both critical information infrastructure operators purchasing network products or services that affect or may affect national security and “online platform operators” carrying out data processing activities that affect or may affect national security should be subject to the cybersecurity review. On February 17, 2023, the CSRC released several regulations regarding the filing requirements for overseas offerings and listings by mainland China-based issuers, including the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, or collectively the Overseas Listing Filing Rules, which took effect on March 31, 2023. According to the Overseas Listing Filing Rules, mainland China-based issuers like us that have completed overseas listings are not required to file with CSRC immediately, but must carry out filing procedures as required if we conduct refinancing or if other circumstances arise, which will require us to make a filing with the CSRC. Any failure to obtain or delay in obtaining such approval or completing such procedures could subject us to restrictions and penalties imposed by the CSRC, the CAC, or other PRC regulatory authorities, which could include fines and penalties on our operations in China, delays of or restrictions on the repatriation of the proceeds from our overseas offerings into China, or other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our offerings under PRC law, and, if so required, we cannot predict whether or when we will be able to obtain such approval or complete such filing, and even if we obtain such approval, it could be rescinded. Any failure to or delay in obtaining such approval or complying with such filing requirements in relation to our offerings, or a rescission of such approval, could subject us to sanctions imposed by the CSRC or other PRC government authorities.”

If (i) we do not receive or maintain any permits or approvals required of us, (ii) we inadvertently concluded that certain permits or approvals have been acquired or are not required, or (iii) applicable laws, regulations, or interpretations thereof change and we become subject to the requirement of additional permits or approvals in the future, we may have to expend significant time and costs to procure them. If we are unable to do so, on commercially reasonable terms, in a timely manner or otherwise, we may become subject to sanctions imposed by the PRC regulatory authorities, which could include fines and penalties, proceedings against us, and other forms of sanctions, and our ability to conduct our business, invest into China as foreign investments or accept foreign investments, or list on a U.S. or other overseas exchange may be restricted, and our business, reputation, financial condition, and results of operations may be materially and adversely affected. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties in the PRC legal system and the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us, hinder our ability and the ability of any holder of our securities to offer or continue to offer such securities, result in a material adverse change to our business operations, and damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our securities to significantly decline in value or become worthless.”

Arrangements with Respect to Certain Personal Data

In response to the move by PRC government authorities to tighten the regulatory framework governing data security, cybersecurity and privacy, in September 2021 we initiated an internal process to transfer the rights of our PRC subsidiaries and of the VIE to access and process personal data relevant to their respective business operations to Zhejiang Huanfu Technology Co., Ltd., or Zhejiang Huanfu. The transfer was completed in December 2021 and as of the date of this annual report, our mainland China subsidiaries do not have any right to access or process any personal data other than certain employee personal data and certain vehicle identification numbers provided by OEMs in association with our provision of product repair and maintenance services. In January 2022, we entered into a procurement framework agreement with Zhejiang Huanfu and concluded several procurement-related contracts pursuant to the procurement framework agreement for the sole purpose of contracting Zhejiang Huanfu to discharge our outstanding obligations to provide certain data-related services to our customers.

Cash Transfers and Dividend Distribution

Cash is transferred from ECARX Holdings to our subsidiaries through capital contributions, loans, and inter-company advances. In addition, cash may be transferred among our subsidiaries, through capital contributions, loans and settlement of transactions. Under our cash management policy, the amount of inter-company transfers of funds is determined based on the working capital needs of the subsidiaries and inter-company transactions, and is subject to internal approval processes and funding arrangements. Our management regularly reviews and monitors the cash flow forecast and working capital needs of our subsidiaries.

Advances and loans. In 2020, ECARX Holdings made advances in the principal amount of US$15.0 million to a subsidiary and an intermediary holding company of ours, ECARX Technology Limited. In 2021 (i) ECARX Holdings made advances in the principal amount of US$478.5 million to ECARX Technology Limited and provided loans in the principal amount of US$11.0 million to our subsidiaries ECARX Limited and ECARX Europe AB, and (ii) ECARX Technology Limited provided a loan in the principal amount of US$2.3 million to our subsidiary, ECARX Europe AB, which has been fully repaid. In 2022, (i) ECARX Holdings made advances in the principal amount of US$50.9 million to ECARX Technology Limited, and (ii) ECARX Holdings provided loans in the principal amount of US$3.0 million to ECARX Europe AB, (iii) ECARX Holdings provided loans in the principal amount of US$35.0 million to ECARX (Hubei) Tech Co., Ltd., (iv) ECARX Holdings made advances in the principal amount of US$21.0 million to ECARX Group Limited, and (v) ECARX Holdings received US$8.8 million as repayment from ECARX Europe AB.

Capital contribution. In 2021, ECARX Technology Limited made capital contribution of US$7.6 million, US$250.0 million, and US$75.0 million to our subsidiaries, ECARX Europe AB, ECARX (Wuhan) Technology Co., Ltd. and ECARX (Hubei) Tech Co., Ltd., respectively. In 2021, ECARX (Wuhan) Technology Co., Ltd., a subsidiary of ours, made capital contribution of RMB10.0 million to ECARX (Shanghai) Technology Co., Ltd., another subsidiary of ours. In 2022, ECARX Technology Limited made capital contribution of US$14.6 million and US$25.0 million to its subsidiaries, ECARX Limited and ECARX (Hubei) Tech Co., Ltd., respectively.

Cash transfers involving Hubei ECARX, the former VIE. In 2020, 2021, and 2022, Hubei ECARX received nil, RMB2.1 billion and RMB157 million (US$22.8 million) in the form of loans from our subsidiaries, respectively. In 2020 and 2021, subsidiaries of Hubei ECARX made payments totaling US$0.7 million and US$1.7 million to ECARX Technology Limited relating to certain sales transactions. In 2022, Hubei ECARX, ECARX Technology and ECARX (Hubei) Tech Co. made payments totaling RMB36.1 million, US$2.2 million, and RMB60.0 million, respectively, to ECARX Europe AB relating to certain R&D expense.

We, our subsidiaries, and consolidated VIEs have not declared or paid dividends or made any distributions as of the date of this annual report. We do not intend to declare dividends or make distributions in the near future. Any determination to pay dividends in the future will be at the discretion of our board of directors.

We are subject to various restrictions on inter-company fund transfers and foreign exchange control.

Dividends. ECARX Holdings is a holding company and may rely on dividends and other distributions on equity paid by our mainland China subsidiaries for its cash and financing requirements. Restrictions on the ability of our mainland China subsidiaries to pay dividends to an offshore entity primarily include: (i) our mainland China subsidiaries may pay dividends only out of their accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with accounting standards and regulations in mainland China; (ii) each of our mainland China subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital; (iii) our mainland China subsidiaries are required to complete certain procedural requirements related to foreign exchange control in order to make dividend payments in foreign currencies; and (iv) a withholding tax, at the rate of 10% or lower, is payable by our mainland China subsidiary upon dividend remittance. Such restrictions could have a material and adverse effect on the ability of ECARX Holdings to distribute profits to its shareholders. Under Cayman Islands Law, while there are no exchange control regulations or currency restrictions, ECARX Holdings is also subject to certain restrictions under Cayman Islands law on dividend distribution to its shareholders, namely that it may only pay dividends out of profits or share premium account, and provided always that in no circumstances may a dividend be paid if this would result in ECARX Holdings being unable to pay its debts as they fall due in the ordinary course of business.

Capital expenses. Approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of mainland China to pay capital expenses, such as the repayment of loans denominated in foreign currencies. As a result, our mainland China subsidiaries are required to obtain approval from the State Administration of Foreign Exchange, or SAFE, or complete certain registration process in order to use cash generated from their operations to pay off their respective debt in a currency other than Renminbi owed to entities outside mainland China, or to make other capital expenditure payments outside mainland China in a currency other than Renminbi.

Shareholder loans and capital contributions. Loans by us to our mainland China subsidiaries to finance their operations shall not exceed certain statutory limits and must be registered with the local counterpart of the SAFE, and any capital contribution from us to our mainland China subsidiaries is required to be registered with the competent government authorities in mainland China.

Financial Information Relating to the VIE

In December 2019, ECARX (Wuhan) Technology Co., Ltd. (“ECARX WH” or “WFOE”) was established in the PRC as a wholly owned subsidiary of ECARX Holdings. ECARX Holdings, through the WFOE, is the primary beneficiary of the VIEs. Since early 2022, ECARX Holdings has implemented the Restructuring. In association with the Restructuring, in April 2022 ECARX Holdings, Hubei ECARX and shareholders of Hubei ECARX entered into a VIE Termination Agreement, pursuant to which, the VIE Agreements were terminated with immediate effect.

Selected Condensed Consolidating Statements of Comprehensive Income/Loss Information

The following tables present our condensed consolidating schedule depicting the consolidated statements of comprehensive loss for the fiscal years ended December 31, 2020, 2021, and 2022.

	Year Ended December 31, 2022
	(RMB in thousands)
	ECARX			Other	Elimination
	Holdings	WFOE	VIEs	Subsidiaries	adjustments		Consolidated

Revenues	—	—	936,520	2,923,087	(302,470)	(1)	3,557,137
Cost of revenues	—	—	(680,699)	(2,188,412)	302,470	(1)	(2,566,641)
Gross profit	—	—	255,821	734,675	—		990,496
Operating expenses	(26,005)	(299)	(253,107)	(2,274,976)	97,608	(5)	(2,456,779)
Loss from operation	(26,005)	(299)	2,714	(1,540,301)	97,608		(1,466,283)
Interest income	6,565	7,741	1,448	2,561	(5,871)	(3)	12,444
Interest expenses	(3,132)	—	(17,370)	(36,505)	5,871	(3)	(51,136)
Share of loss of subsidiaries and consolidated VIEs	(1,486,141)	—	—	—	1,486,141	(4)	—
Income (loss) from equity method investments	—	—	(86,588)	(50,803)	—		(137,391)
Change in fair value of an equity security	(16,843)	—	—	—	—		(16,843)
Gains on deconsolidation of a subsidiary	—	—	71,974	—	—		71,974
Gains on sale of an equity security	—	—	—	59,728	—		59,728
Gain/(Loss) on the Restructuring	—	(1,337,832)	1,639,979	(302,147)	—		—
Gains on intellectual property transfers	—	—	1,171,300	—	(1,171,300)	(5)	—
Other income (expenses)	(14,459)	(5,178)	9,844	17,662	—		7,869
Loss before income taxes	(1,540,015)	(1,335,568)	2,793,301	(1,849,805)	412,449		(1,519,638)
Income tax expenses	—	(19,263)	—	(2,308)	—		(21,571)
Net loss	(1,540,015)	(1,354,831)	2,793,301	(1,852,113)	412,449		(1,541,209)
Foreign currency translation adjustments, net of nil income taxes	(391,934)	—	—	(96,181)	96,181	(4)	(391,934)
Comprehensive loss	(1,931,949)	(1,354,831)	2,793,301	(1,948,294)	508,630		(1,933,143)

	Year ended December 31, 2021
	(RMB in thousands)
	ECARX			Other	Elimination
	Holdings	WFOE	VIEs	Subsidiaries	adjustments		Consolidated
Revenues	—	—	2,755,780	120,224	(96,941)	(1)(2)	2,779,063
Cost of revenues	—	(400)	(1,938,322)	(56,711)	33,463	(1)	(1,961,870)
Gross profit	—	(400)	817,558	63,513	(63,478)		(817,193)
Operating expenses	(17,660)	(1)	(1,726,430)	(118,265)	63,478	(2)	(1,798,878)
Loss from operation	(17,660)	(401)	(908,872)	(54,752)	—		(981,685)
Interest income	885	20	11,696	67	(885)	(3)	11,783
Interest expenses	(514)	—	(131,152)	(885)	885	(3)	(131,666)
Share of loss of subsidiaries and consolidated VIEs	(1,176,110)	—	—	—	(1,176,110)	(4)	—
Income (loss) from equity method investments	—	—	14,433	(16,952)	—		(2,519)
Gains on deconsolidation of a subsidiary	—	—	10,579	—	—		10,579
Other income (expenses)	12,478	—	(100,220)	(735)	—		(88,477)
Loss before income taxes	(1,180,921)	(381)	(1,103,536)	(73,257)	1,176,110		(1,181,985)
Income tax expenses	—	—	(3,329)	(118)	—		(3,447)
Net loss	(1,180,921)	(381)	(1,106,865)	(73,375)	1,176,110		(1,185,432)
Foreign currency translation adjustments, net of nil income taxes	4,551	—	—	(20,310)	20,310	(4)	4,551
Comprehensive loss	(1,176,370)	(381)	(1,106,865)	(93,685)	1,196,420		(1,180,881)

	Year ended December 31, 2020
	(RMB in thousands)
	ECARX			Other	Elimination
	Holdings	WFOE	VIEs	Subsidiaries	adjustments		Consolidated
Revenues	—	—	2,241,536	40,365	(40,838)	(1)	2,241,063
Cost of revenues	—	—	(1,690,518)	(39,995)	40,838	(1)	(1,689,675)
Gross profit	—	—	551,018	370	—		551,388
Operating expenses	—	—	(981,866)	(3)	—		(981,869)
Loss from operation	—	—	(430,848)	367	—		(430,481)
Interest income	431	—	28,047	2	—		28,480
Interest expenses	—	—	(59,128)	—	—		(59,128)
Share of loss of subsidiaries and consolidated VIEs	(495,303)	—	—	—	495,303	(4)	—
Income (loss) from equity method investments	—	—	148	—	—		148
Other income (expenses)	55,213	—	(33,732)	(276)	—		21,205
Loss before income taxes	(439,659)	—	(495,513)	93	495,303		(439,776)
Income tax expenses	—	—	(228)	—	—		(228)
Net loss	439,659	—	(495,741)	93	495,303		(440,004)
Foreign currency translation adjustments, net of nil income taxes	1,497	—	—	(11)	11	(4)	1,497
Comprehensive loss	(438,162)	—	(495,741)	82	495,314		(438,507)
(1)	To eliminate the inter-company sales of goods transactions between subsidiaries of ECARX Holdings and consolidated VIEs.
(2)	To eliminate the inter-company sales of services transactions between subsidiaries of ECARX Holdings and consolidated VIEs.
(3)	To eliminate the interest income and interest expenses recognized in ECARX Holdings and subsidiaries of ECARX Holdings respectively for the loans that ECARX Holdings has provided to its subsidiaries.
(4)	To reflect the elimination on share of comprehensive loss that ECARX Holdings picked up from its subsidiaries and consolidated VIEs.
(5)	To eliminate the gains, related intangible assets and amortization expenses relating to the inter-company transfer of intellectual properties from Hubei ECARX to ECARX (Hubei) Tech.

Selected Condensed Consolidating Balance Sheets Information

The following tables present our condensed consolidating schedule depicting the consolidated balance sheets as of December 31, 2021 and 2022. As a result of the Restructuring, ECARX Holdings did not consolidate Hubei ECARX as of December 31, 2022.

	Year Ended December 31, 2022
	(RMB in thousands)
	ECARX			Other	Elimination
	Holdings	WFOE	VIEs	Subsidiaries	adjustments		Consolidated
ASSETS
Current assets
Cash	119,022	330	—	618,032	—		737,384
Restricted cash	—	—	—	40,957	—		40,957
Accounts receivable - related parties, net	—	—	—	482,992	—		482,992
Amounts due from related parties	4,168,615	520	—	931,977	(4,189,523)	(1)(2)	911,589
Other current assets	35	125	—	1,107,993	—		1,108,153
Total current assets	4,287,672	975	—	3,181,951	(4,189,523)		3,281,075
Non-current assets
Investment in WFOE	—	—	—	1,724,298	(1,724,298)	(4)	—
Long-term investments	69,319	—	—	420,445	—		489,764
Intangible assets, net	—	—	—	1,110,381	(1,073,692)	(5)	36,689
Other non-current assets	—	213,695	—	229,804	—		443,499
Total non-current assets	69,319	213,695	—	3,484,928	(2,797,990)		969,952
Total assets	4,356,991	214,670	—	6,666,879	(6,987,513)		4,251,027

LIABILITIES
Current liabilities
Share of losses in excess of investments in subsidiaries and VIEs	3,928,883	—	—	—	(3,928,883)	(3)	—
Accounts payable - related parties	—	—	—	239,891	—		239,891
Amounts due to related parties	18,925	1,446	—	4,360,326	(4,189,523)	(2)	191,174
Other current liabilities	146,507	24,664	—	2,997,166	—		3,168,337
Total current liabilities	4,094,315	26,110	—	7,597,383	(8,118,406)		3,599,402
Non-current liabilities
Total non-current liabilities	439,869	—	—	388,949	—		828,818
Total liabilities	4,534,184	26,110	—	7,986,332	(8,118,406)		4,428,220

MEZZANINE EQUITY	—	—	—	—	—		—

SHAREHOLDERS’ DEFICIT
Ordinary Shares	—	1,600,105	—	—	(1,600,105)	(3)(4)	—
Class A Ordinary Shares	9	—	—	—	—		9
Class B Ordinary Shares	1	—	—	—	—		1
Additional paid-in capital	5,919,660	—	—	—	(916,555)	(3)	5,919,660
Accumulated deficit	(5,710,977)	(1,411,545)	—	(2,119,506)	3,531,051	(3)	(5,710,977)
Accumulated other comprehensive income / (loss)	(385,886)	—	—	(116,502)	116,502	(3)(4)	(385,886)
Total shareholders’ deficit	(177,193)	188,560	—	(1,319,453)	1,130,893		(177,193)
Total liabilities, mezzanine equity and shareholders’ deficit	4,356,991	214,670	—	6,666,879	(6,987,513)		4,251,027

	As of December 31, 2021
	(RMB in thousands)
	ECARX			Other	Elimination
	Holdings	WFOE	VIEs	Subsidiaries	adjustments		Consolidated
ASSETS
Current Assets
Cash	158,755	6	642,293	76,905	—		877,959
Restricted Cash	—	—	23,004	—	—		23,004
Accounts receivable–related parties, net	—	—	813,364	72,044	(116,661)	(1)	768,747
Amounts due from related parties	3,217,624	1,590,639	42,604	568,906	(5,378,495)	(1)(2)	41,278
Other current assets	5,751	—	728,164	11,735	—		745,650
Total current assets	3,382,130	1,590,645	2,249,429	729,590	(5,495,156)		2,456,638
Non-current assets
Investment in WFOE	—	—	—	1,593,925	(1,593,925)	(4)	—
Long-term investments	—	—	441,586	912,463	—		1,354,049
Other non-current assets	—	—	147,246	8,769	—		156,015
Total non-current assets	—	—	588,832	2,515,157	(1,593,925)		1,510,064
Total Assets	3,382,130	1,590,645	2,838,261	3,244,747	(7,089,081)		3,966,702
LIABILITIES
Current Liabilities
Share of losses in excess of investments in subsidiaries and VIEs	2,866,711	—	—	—	(2,866,711)	(3)	—
Accounts payable–related parties	—	—	159,528	68,664	(116,661)	(1)	111,531
Amounts due to related parties	85,390	521	2,452,787	3,216,703	(5,378,495)	(1)(2)	376,906
Other current liabilities	108	400	2,490,729	42,983	—		2,534,220
Total current liabilities	2,952,209	921	5,103,044	3,328,350	(8,361,867)		3,022,657
Non-current liabilities
Total non-current liabilities	—	—	489,358	—	—		489,358
Total liabilities	2,952,209	921	5,592,402	3,328,350	(8,361,867)		3,512,015
MEZZANINE EQUITY	4,532,907	—	30,500	—	—		4,563,407
SHAREHOLDERS’ DEFICIT
Ordinary Shares	7	1,600,105	10,000	—	(1,610,105)	(3)(4)	7
Additional paid-in capital	—	—	611,643	—	(611,643)	(3)	—
Accumulated deficit	(4,109,041)	(10,381)	(3,400,550)	(63,282)	3,474,213	(3)	(4,109,041)
Accumulated other comprehensive income / (loss)	6,048	—	—	(20,321)	20,321	(3)(4)	6,048
Non-redeemable non-controlling interests	—	—	(5,734)	—	—		(5,734)
Total shareholders’ deficit	(4,102,956)	1,589,724	(2,784,641)	(83,603)	1,272,786		(4,108,720)
Total liabilities, mezzanine equity and shareholders’ deficit	3,382,130	1,590,645	2,838,261	3,244,747	(7,089,081)		3,966,702
(1)	To eliminate the balances resulted from related party transactions between subsidiaries of ECARX Holdings as of December 31, 2022 and the balances and transactions between subsidiaries of ECARX Holdings and consolidated VIEs as of December 31, 2021.
(2)	To eliminate the amounts related to the loans provided by ECARX Holdings to its subsidiaries as of December 31, 2022 and the loans provided by subsidiaries of ECARX Holdings to the VIEs and the loans provided by ECARX Holdings to its subsidiaries as of December 31, 2021.
(3)	To eliminate ECARX Holdings’ equity pick-up from consolidated entities under respective equity accounts with corresponding long-term investment balances.
(4)	To eliminate the ordinary shares of WFOE and the investment made by ECARX Technology Limited to WFOE upon consolidation.
(5)	To eliminate the gains, related intangible assets and amortization expenses relating to the inter-company transfer of intellectual properties from Hubei ECARX to ECARX (Hubei) Tech.

Selected Condensed Consolidating Cash Flows Information

The following tables present our condensed consolidating schedule depicting the consolidated cash flows for the fiscal years ended December 31, 2020, 2021, and 2022 of ECARX Holdings, the WFOE, the VIEs, other subsidiaries, and corresponding eliminating adjustments separately.

	Year Ended December 31, 2022
	(RMB in thousands)
	ECARX			Other	Elimination
	Holdings	WFOE	VIEs	Subsidiaries	adjustments		Consolidated
Operating activities:
Net cash generated from / (used in) operating activities	(22,893)	324	224,031	(607,227)	—		(405,765)

Investing activities:
Purchase of property, equipment and intangible assets	—	—	(36,074)	(91,703)	—		(127,777)
Proceeds from disposal of property, equipment and intangible assets	—	—	—	1,732	—		1,732
Cash paid for acquisition of equity investments	(67,790)	—	—	(11,652)	—		(79,442)
Cash disposed in deconsolidation of Suzhou Photon-Matrix	—	—	(22,643)	—	—		(22,643)
Proceeds from (cash paid for) transfer of long-term investments in the Restructuring	—	—	234,949	(234,949)	—		—
Cash received on deconsolidation of Hubei Dongjun	—	—	1,000	—	—		1,000
Financial support to an equity method investee	—	—	(28,500)	—	—		(28,500)
Loans to related parties	(251,470)	—	(8,060)	(206,200)	408,470	(1)(3)	(57,260)
Repayment received of loans to related parties	61,803	—	25,000	4,360	(61,803)	(1)	29,360
Advances to related parties	(476,842)	—	—	—	476,842	(2)	—
Net cash (used in) / provided by investing activities	(734,299)	—	165,672	(538,412)	823,509		(283,530)

Financing activities:
Proceeds from issuance of Series B Convertible Redeemable Preferred Shares	159,485	—	—	—	—		159,485
Cash contributed by redeemable non-controlling shareholders	—	—	10,000	—	—		10,000
Proceeds from short-term borrowings	—	—	400,000	870,000	—		1,270,000
Repayment for short-term borrowings	—	—	(1,332,000)	—	—		(1,332,000)
Borrowings from related parties	—	—	157,000	1,151,470	(408,470)	(1)(3)	900,000
Repayment of borrowings from related parties	—	—	(270,000)	(811,803)	61,803	(1)	(1,020,000)
Proceeds from advances from related parties	—	—	—	476,842	(476,842)	(2)	—
Cash disposed in the Restructuring	—	—	(20,000)	—	—		(20,000)
Proceeds from issuance of convertible notes	527,281	—	—	—	—		527,281
Payment for issuance costs of convertible notes	(2,938)	—	—	—	—		(2,938)
Cash proceeds from COVA	43,724	—	—	—	—		43,724
Cash proceeds from Geely strategic investment	139,200	—	—	—	—		139,200
Cash paid for costs of the Merger	(136,985)	—	—	—	—		(136,985)
Net cash provided by / (used in) financing activities	729,767	—	(1,055,000)	1,686,509	(823,509)		537,767

Effect of foreign currency exchange rate changes on cash and restricted cash	(12,308)	—	—	41,214	—		28,906
Net increase (decrease) in cash and restricted cash	(39,733)	324	(665,297)	582,084	—		(122,622)
Cash and restricted cash at the beginning of the year	158,755	6	665,297	76,905	—		900,963
Cash and restricted cash at the end of the year	119,022	330	—	658,989	—		778,341

	Year ended December 31, 2021
	ECARX			Other	Elimination
	Holdings	WFOE	VIEs	Subsidiaries	adjustments		Consolidated
Operating activities:
Net cash generated from/(used in) operating activities	(22,741)	20	(817,989)	(31,615)	—		(872,325)
Investing activities:
Purchase of property, equipment and intangible assets	—	—	(69,419)	(9,444)	—		(78,863)
Cash contribution to subsidiaries	—	(10,000)	—	(1,600,105)	(1,610,105)	(4)	—
Acquisition of long-term investments	—	—	(400,000)	(945,637)	—		(1,345,637)
Cash surrendered from deconsolidation of a subsidiary	—	—	(8,360)	—	—		(8,360)
Loans to related parties	(70,365)	(1,590,119)	(28,350)	(477,149)	2,137,633	(1)(3)	(23,850)
Advances to related parties	(3,050,956)	—	(19,806)	—	3,050,956	(2)	(19,806)
Proceeds from collection of advances to a related party	—	—	90,155	—	—		90,155
Net cash used in investing activities	(3,121,321)	(1,600,119)	(436,280)	(3,032,335)	6,798,694		(1,391,361)
Financing activities:
Proceeds from issuance of Convertible Redeemable Preferred Shares	3,222,206	—	—	—	—		3,222,206
Refundable deposits in connection with the issuance of Convertible Redeemable Preferred Shares	—	—	461,849	—	—		461,849
Repayment of refundable deposits in connection with the issuance of Convertible Redeemable Preferred Shares	—	—	(1,493,953)	—	—		(1,493,953)
Payment for issuance cost of Convertible Redeemable Preferred Shares	—	—	—	(10,000)	—		(10,000)
Cash contributed by the respective parent companies	—	1,600,105	—	10,000	(1,610,105)	(4)	—
Cash contributed by non-controlling shareholders	—	—	32,000	—	—		32,000
Proceeds from short-term borrowings	—	—	947,000	—	—		947,000
Repayment for short-term borrowings	—	—	(91,000)	—	—		(91,000)
Borrowings from related parties	45,152	—	2,337,268	70,365	(2,137,633)	(1)(3)	315,152
Repayment of borrowings from related parties	(45,152)	—	(20,000)	—	—		(65,152)
Proceeds from advances from related parties	—	—	—	3,050,956	(3,050,956)	(2)	—
Repayment of long-term debt	—	—	(1,125,310)	—	—		(1,125,310)
Net cash provided by financing activities	3,222,206	1,600,105	1,047,854	3,121,321	(6,798,694)		2,192,792
Effect of foreign currency exchange rate changes on cash and restricted cash	(17,660)	—	—	(14,359)	—		(32,019)
Net increase (decrease) in cash and restricted cash	60,484	6	(206,415)	43,012	—		(102,913)
Cash and restricted cash at the beginning of the year	98,271	—	871,712	33,593	—		1,003,876
Cash and restricted cash at the end of the year	158,755	6	665,297	76,905	—		900,963

	Year ended December 31, 2020
	ECARX			Other	Elimination
	Holdings	WFOE	VIEs	Subsidiaries	adjustments		Consolidated
Operating activities:
Net cash used in operating activities	(266)	—	(312,311)	(55,469)	—		(368,046)
Investing activities:
Purchase of property, equipment and intangible assets	—	—	(69,114)	—	—		(69,114)
Advances to related parties	(97,873)	—	(103,024)	—	97,873	'(2)	(103,024)
Proceeds from collection of advances to a related party	—	—	81,026	—	—		81,026
Net cash used in investing activities	(97,873)	—	(91,112)	—	97,873		(91,112)
Financing activities:
Proceeds from issuance of Convertible Redeemable Preferred Shares	206,422	—	—	—	—		206,422
Refundable deposits in connection with the issuance of Convertible Redeemable Preferred Shares	—	—	1,032,104	—	—		1,032,104
Payment for issuance cost of Convertible Redeemable Preferred Shares	—	—	—	(8,500)	—		(8,500)
Proceeds from short-term borrowings	—	—	76,000	—	—		76,000
Repayment for short-term borrowings	—	—	(167,900)	—	—		(167,900)
Proceeds from advances from related parties	—	—	—	97,873	(97,873)	'(2)	—
Net cash provided by financing activities	206,422	—	940,204	89,373	(97,873)		1,138,126
Effect of foreign currency exchange rate changes on cash and restricted cash	(10,012)	—	—	(11)	—		(10,023)
Net increase in cash and restricted cash	98,271	—	536,781	33,893	—		668,945
Cash and restricted cash at the beginning of the year	—	—	334,931	—	—		334,931
Cash and restricted cash at the end of the year	98,271	—	871,712	33,893	—		1,003,876
(1)	For the year ended December 31, 2021, ECARX Holdings provided loans in the amount of US$11.0 million (equivalent to RMB70.4 million) to its two subsidiaries, ECARX Europe AB and ECARX Limited. For the year ended December 31, 2022, ECARX Holdings provided loans in the amount of US$3.0 million (equivalent to RMB19.2 million) to ECARX Europe AB, and US$35.0 million (equivalent to RMB232.3 million) to ECARX (Hubei) Tech Co., Ltd.. For the year ended December 31, 2022, ECARX Europe AB repaid loans in the amount of US$8.8 million (equivalent to RMB61.8 million) to ECARX Holdings. These transactions were eliminated as inter-company transactions upon preparation of the consolidated information.
(2)	For the years ended December 31, 2020 and 2021, ECARX Holdings paid advances of US$15.0 million (equivalent to RMB97.9 million) and US$478.5 million (equivalent to RMB3,051.0 million) respectively to its subsidiary, ECARX Technology Limited. For the year ended December 31, 2022, ECARX Holdings paid advances of US$50.9 million (equivalent to RMB337.4 million) to ECARX Technology Limited, and US$21.0 million (equivalent to RMB139.4 million) to ECARX Group Limited. These transactions were eliminated as inter-company transactions upon preparation of the consolidated information.
(3)	For the year ended December 31, 2021, the WFOE and ECARX (Hubei) Tech respectively provided loans in the amount of RMB1,590.1 million and RMB477.1 million to the VIEs. For the year ended December 31, 2022, ECARX (Hubei) Tech provided loans in the amount of RMB157.0 million to the VIEs. These transactions were eliminated as inter-company transactions upon preparation of the consolidated information.
(4)	For the year ended December 31, 2021, ECARX Technology Limited made capital contribution of RMB1,600.1 million to WFOE, and the WFOE made capital contribution of RMB10.0 million to ECARX (Shanghai) Technology Co., Ltd. The cash transfer among the subsidiaries were eliminated upon consolidation.
A.[Reserved]
B.Capitalization and Indebtedness

Not applicable.

C.Reasons for the Offer and Use of Proceeds

Not applicable.

D.Risk Factors

Summary of Risk Factors

Risks Relating to Our Business and Industry

●	We have a limited operating history and face significant challenges in a fast-developing industry;
●	If our solutions do not appropriately address the evolution of the automotive industry or automotive intelligence technologies, our business could be adversely affected;
●	Changes in automobile sales and market demand can adversely affect our business;
●	Disruptions in the supply of components or the underlying raw materials used in our products may materially and adversely affect our business and profitability;
●	A reduction in the market share or changes in the product mix offered by our customers could materially and adversely affect our business, financial condition, and results of operations;
●	The automotive intelligence industry is highly competitive, and we may not be successful in competing in this industry;
●	We had negative net cash flows from operations in the past and have not been profitable, which may continue in the future;
●	We currently have a concentrated customer base with a limited number of key customers, particularly including certain of our related parties such as Geely Holding’s subsidiaries. The loss of one or more of our key customers, or a failure to renew our agreements with one or more of our key customers, could adversely affect our results of operations and ability to market our products and services;
●	We are subject to risks and uncertainties associated with international operations, which may harm our business;
●	Our automotive intelligence technologies and related hardware and software could have defects, errors, or bugs, undetected or otherwise, which could create safety issues, reduce market adoption, damage our reputation with current or prospective customers, or expose us to product liability and other claims that could materially and adversely affect our business, financial condition, and results of operations;
●	We rely on our business partners and other industry participants. Business collaboration with partners is subject to risks, and these relationships may not lead to significant revenue. Any adverse change in our cooperation with our business partners could harm our business;
●	Our business plans require a significant amount of capital. In addition, our future capital needs may require us to sell additional equity or debt securities that may dilute our shareholders or introduce covenants that may restrict our operations or our ability to pay dividends;
●	Our operations had been and may continue to be adversely affected by COVID-19 pandemic;
●	We are subject to risks relating to the Restructuring;
●	We may not be able to realize the potential financial or strategic benefits of business ventures, acquisitions or strategic investments and we may not be able to successfully integrate acquisition targets, which could impact our ability to grow our business, develop new products or sell our products;
●	We may incur material losses and costs as a result of warranty claims, product recalls, and product liabilities that may be brought against us; and

●	Our business is subject to complex and evolving laws and regulations regarding cybersecurity, privacy, data protection and information security in China and elsewhere. Any privacy or data security breach or any failure to comply with these laws and regulations could damage our reputation and brand, result in negative publicity, legal proceedings, increased cost of operations, warnings, fines, service or business suspension, or otherwise harm our business and results of operations.

Risks Relating to Doing Business in China

●	The PRC government has significant oversight and discretion over our business operations, and it may influence or intervene in our operations as part of its efforts to enforce PRC law, which could result in a material adverse change in our operations and the value of our securities;
●	Uncertainties in the PRC legal system and the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us, hinder our ability and the ability of any holder of our securities to offer or continue to offer such securities, result in a material adverse change to our business operations, and damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our securities to significantly decline in value or become worthless;
●	The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our offerings under PRC law, and, if so required, we cannot predict whether or when we will be able to obtain such approval or complete such filing, and even if we obtain such approval, it could be rescinded. Any failure to or delay in obtaining such approval or complying with such filing requirements in relation to our offerings, or a rescission of such approval, could subject us to sanctions imposed by the CSRC or other PRC government authorities;
●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections;
●	Our securities may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in mainland China and Hong Kong. The delisting of our securities, or the threat of their being delisted, may materially and adversely affect the value of your investment;
●	Additional disclosure requirements to be adopted by and regulatory scrutiny from the SEC in response to risks related to companies with substantial operations in China, which could increase our compliance costs, subject us to additional disclosure requirements, and/or suspend or terminate our future securities offerings, making capital-raising more difficult;
●	The M&A Rules and certain other PRC regulations establish complex procedures for certain acquisitions of PRC domestic companies, which could make it more difficult for us to pursue growth through acquisitions in China; and
●	Substantial uncertainties exist with respect to the interpretation and implementation of newly enacted 2019 PRC Foreign Investment Law and its Implementation Rules.

Risks Relating to Our Securities

●	The price of our securities may be volatile, and the value of our securities may decline;
●	A market for our securities may not develop or be sustained, which would adversely affect the liquidity and price of our securities;
●	If we do not meet the expectations of equity research analysts, if they do not publish research reports about our business or if they issue unfavorable commentary or downgrade our securities, the price of our securities could decline;
●	Sales of a substantial number of our securities in the public market could cause the price of our securities to fall; and

●	Future issuance of Ordinary Shares will result in additional dilution of the percentage ownership of our shareholders and could cause our share price to fall.

Risks Relating to Our Business and Industry

We have a limited operating history and face significant challenges in a fast-developing industry.

We commenced operations in 2017. As we only have a limited operating history in the areas of our current focus, it is difficult to predict our future revenues and appropriately budget for our expenses, and we may have limited insight into trends that may emerge and affect our business. You should consider our business and prospects in light of the risks and challenges that we face as a new entrant into a fast-developing industry, including with respect to our ability to:

●	advance our technologies continuously;
●	design and deliver intelligent, reliable, and quality solutions that ultimately appeal to customers continuously;
●	establish, expand, and diversify our customer base continuously;
●	build a well-recognized and respected brand cost-effectively;
●	successfully market our products and services;
●	optimize our pricing strategy;
●	maintain a reliable, secure, high-performance, and scalable technology infrastructure;
●	enhance our cybersecurity and data security;
●	attract, retain, and motivate talented employees;
●	improve and maintain our operating efficiency;
●	competitive landscape;
●	navigate an evolving and complex regulatory environment;
●	manage supply chain effectively; and
●	manage our growth effectively.

If we fail to address any or all of these risks and challenges, our business, financial condition, and results of operations could be adversely affected.

If our solutions do not appropriately address the evolution of the automotive industry or automotive intelligence technologies, our business could be adversely affected.

The automotive industry and automotive intelligence technologies are rapidly evolving. Our business and prospects will depend on our ability to identify consumer needs, and to develop, introduce, and achieve market acceptance of our new and enhanced products in a cost-effective manner. We cannot assure you that our products and services will be or will continue to be accepted by the market.

We are in the process of developing a myriad of automotive computing platform, SoC Core Module, and software solution and products. Although we believe that our technologies and products are promising, we cannot assure you that we can achieve our development goals and successfully commercialize all of these automotive intelligence technologies. In addition, we cannot assure you that, once commercialized, these technologies can stand the test of time.

We believe that the confidence and trust of our customers are essential in the success of our automotive intelligence technologies. Customers will be less likely to purchase our products if they are not convinced of the technical or functional superiority of our technologies. Any defects in or significant malfunctioning of our automotive intelligence products and services, or any negative perceptions of such, with or without any grounds, may weaken such confidence and trust in us, which may adversely affect our reputation, financial condition, and results of operations. Similarly, suppliers and other third parties will be less likely to invest time and resources in developing business relationships with us if they are not convinced that our business or our technologies will succeed.

Changes in automobile sales and market demand can adversely affect our business.

Our business is directly related to automobile sales and production by OEMs. Automobile sales and production could sometimes be highly cyclical and, in addition to general economic conditions, also depend on other factors such as consumer confidence and preferences. Lower automobile sales would be expected to result in substantially all of our OEM customers lowering vehicle production schedules, which has a direct impact on our earnings and cash flows. In addition, automobile sales and production can be affected by labor relations issues, regulatory requirements, trade agreements, the availability of consumer financing, and other factors. Economic declines that result in a significant reduction in automobile sales and production by OEMs could materially and adversely affect our business, financial condition, and results of operations.

The demand for our products and services is also dependent on consumers’ demand for and adoption of intelligent vehicles, in general. The market for intelligent vehicles is still rapidly evolving, characterized by rapidly changing technologies, intense competition, evolving government regulation and industry standards, and changing consumer demands and behaviors. If the market for intelligent vehicles does not develop as we expect or develops more slowly than we expect, our business, financial condition, results of operations, and prospects will be affected.

In addition, there has also been a change in consumer preferences favoring mobility on demand services, such as car- and ride-sharing, as opposed to automobile ownership, which may result in a long-term reduction in the number of vehicles per capita.

Disruptions in the supply of components or the underlying raw materials used in our products may materially and adversely affect our business and profitability.

Our hardware products are comprised of electronic and mechanical components sourced from various third-party suppliers. A significant disruption in the supply of these components or the underlying raw materials, such as metals, petroleum-based resins, and chemicals, for any reason could impede production and delivery levels, which could materially increase our operating costs and materially decrease our profit margins.

Such supply chain disruptions could be caused by a range of incidents, such as total or partial shutdown of our suppliers’ plants or critical manufacturing lines due to strikes, mechanical breakdowns, electrical outages, fires, explosions, or political upheaval, as well as logistical complications due to weather conditions, natural disasters, nuclear accidents, mechanical failures, delayed customs clearance, or pandemics. In particular, following the disruptions to semiconductor manufacturers due to the COVID-19 pandemic and an increase in global demand for personal computers for work-from-home economies, there is an ongoing global chip shortage, which would materially and adversely affect the industries we operate in. Any of such supply chain disruptions may force us to suspend or cease production, even for a prolonged period of time.

We do not control our suppliers or their business practices. Accordingly, we cannot guarantee that the quality of the components manufactured by them will be consistent and maintained to a high standard. Any defects of or quality issues with these components or any noncompliance incidents associated with these suppliers could result in quality issues with our products and hence force us to delay production or deliveries and compromise our brand image and results of operations. In addition, we cannot assure you that the suppliers will comply with ethical business practices, such as environmental responsibilities, fair wage practices and child labor laws, among others. A lack of demonstrated compliance could lead us to seek alternative suppliers, which could increase our costs and results in delayed delivery of our products, product shortages, or other disruptions of our operations.

Any supply chain disruptions, whether or not involving a single-source supplier, could require us to make significant additional efforts until an alternative supplier is fully qualified by us or is otherwise able to resume the supply. We cannot assure you that we would be able to successfully retain alternative suppliers or supplies on a timely basis, on acceptable terms, or at all. Moreover, if we experience a significant increase in demand or need to replace our existing suppliers, we cannot assure you that additional supplies will be available when required on terms that are favorable to us, or at all, or that any supplier would allocate sufficient supplies to us in order to meet our requirements or fill our orders in a timely manner. Any of the foregoing could materially and adversely affect our business, financial condition, results of operations, and prospects.

A reduction in the market share or changes in the product mix offered by our customers could materially and adversely affect our business, financial condition, and results of operations.

We depend on the continued growth, viability, and financial stability of our customers. Our customers primarily include OEMs and tier 1 automotive suppliers. The automotive industry is subject to rapid technological change, vigorous competition, short product life cycles, and cyclical consumer demand patterns and industry consolidation. When our customers are adversely affected by these factors, we may be similarly affected to the extent that our customers reduce the volume of orders for our products and services. As a result of changes affecting our customers, sales mix can shift, which may have either favorable or unfavorable impact on our revenues. For example, a shift in sales demand favoring a particular OEM’s vehicle model for which we do not have a supply contract may adversely affect our business. A shift in regional sales demand toward certain markets could adversely affect the sales of those of our customers that have a low market share in those regions, which in turn could materially and adversely affect our business.

The mix of vehicle offerings by our OEM customers, which can be affected by industry consolidation, also could affect our business. Any merger between major OEMs may result in the discontinuation of certain major vehicle brands previously marketed under separate companies, which may materially and adversely affect our financial condition and results of operations. In addition, a decrease in consumer demand for specific types of vehicles where we have traditionally supplied significantly could materially and adversely affect our business, financial condition, and results of operations.

The automotive intelligence industry is highly competitive, and we may not be successful in competing in this industry.

The automotive intelligence markets are highly competitive. We have strategically entered into the markets and we expect this segment to become more competitive in the future as more players make their entrance. Competition is based primarily on technology, innovation, quality, delivery, and price. Many of our current and potential competitors, particularly international competitors, have significantly greater financial, technical, manufacturing, marketing, and other resources than we do and may be able to devote greater resources to the design, development, manufacturing, distribution, promotion, sale, and support of their products. We cannot assure you that our products and services will be able to compete successfully with those of our existing and any new competitors. If we fail to compete successfully in the markets, our prospects, results of operations, and financial condition could be adversely affected.

We expect competition to intensify in the future in light of the increased demand for automotive intelligence technologies, the continuing globalization, and the consolidation in the automotive industry worldwide. Our future success will depend on our ability to develop superior advanced technology and to maintain our competitive position with respect to our technological advances over our competitors. Furthermore, the rapidly evolving nature of the markets in which we compete has attracted, and may continue to attract, new entrants, particularly in areas of evolving automotive technologies such as computing platform technologies and advanced driver-assistance systems, which have attracted new entrants from outside the traditional automotive industry, and any of these competitors may develop and introduce technologies that gain greater customer or consumer acceptance, which could adversely affect our future growth.

In addition, increased competition may lead to lower unit sales and increased inventory, which may in turn result in downward price pressure and adversely affect our business, financial condition, operating results, and prospects. Therefore, the ability to stay ahead of our competitors will be fundamental to our future success. Our competitors may foresee the course of market development more accurately than us, develop products and services that are superior to ours, have the ability to produce similar products at a lower cost than us, adapt more quickly than us to new technologies or evolving customer requirements, or develop or introduce new products or solutions before we do, particularly related to potential transformative technologies such as automotive central computing platform solutions and advanced driver-assistance systems. As a result, our products and services may not be able to compete successfully with those of our competitors. These trends may adversely affect our sales as well as the profit margins on our offerings. If we do not continue to innovate to develop or acquire new and compelling products that capitalize upon new technologies, this could have a material adverse impact on our results of operations.

We had negative net cash flows from operations in the past and have not been profitable, which may continue in the future.

We incurred net losses of RMB440.0 million, RMB1,185.4 million and RMB1,541.2 million (US$223.5 million) in 2020, 2021, and 2022, respectively, and we have not been profitable since our inception. In addition, we had negative cash flows from operating activities of RMB368.0 million, RMB872.3 million and RMB405.8 million (US$58.8 million) in 2020, 2021, and 2022, respectively. We have made significant up-front investments in research and development, service network, and sales and marketing to rapidly develop and expand our business. We expect to continue to invest significantly in these areas to establish and expand our business, and these investments may not result in an increase in revenue or positive cash flow on a timely basis, or at all.

We may not be able to generate sufficient revenues and we may incur substantial losses for a number of reasons, including lack of demand for our products and services, increasing competition, challenging macro-economic environment due to the COVID-19 outbreak, as well as other risks discussed herein, and we may incur unforeseen expenses, or encounter difficulties, complications, or delays in generating revenue or achieving profitability. If we are unable to achieve profitability, we may have to reduce the scale of our operations, which may impede our business growth and adversely affect our financial condition and results of operations. In addition, our continuous operation depends on our capability to obtain sufficient external equity or debt financing. If we do not succeed in doing so, we may need to curtail our operations, which could adversely affect our business, results of operations, financial position, and cash flows.

We currently have a concentrated customer base with a limited number of key customers, particularly including certain of our related parties such as Geely Holding’s subsidiaries. The loss of one or more of our key customers, or a failure to renew our agreements with one or more of our key customers, could adversely affect our results of operations and ability to market our products and services.

We derive a substantial portion of our revenue from a limited number of key customers, particularly including certain of our related parties such as Geely Holding’s subsidiaries. Although we are expanding and diversifying our customer base, we may continue to have a concentrated customer base. In particular, Geely Holding and its subsidiaries have and are expected to continue to account for a substantial portion of our revenues. For the years ended December 31, 2020, 2021, and 2022, sales to Geely Holding and its subsidiaries (which, for the avoidance of doubt, exclude sales of SoC Core Modules or software licenses by us to third party customers which are then integrated into their infotainment and cockpit products and sold by such third party customers to Geely Holding and its subsidiaries) accounted for 74.1%, 70.4% and 67.0% of our total revenues, respectively. The agreements between us and Geely Holding’s subsidiaries are described in more details in this annual report under “Item 7. Major Shareholders and Related Party Transactions—B. Related Person Transactions.”

We have maintained and will continue to maintain a close business relationship with Geely Holding and its subsidiaries. If we fail to continue our cooperation with Geely Holding, or if Geely Holding determines to conduct its business in a way that is not aligned with our business interests, or to take other actions that are detrimental to our interests, we will need to enter into renegotiation with Geely Holding relating to our partnership and to secure alternative and comparable business partners, which may be costly, time-consuming, and disruptive to our operations and financial performance. As a result, our business and operations could be severely disrupted, which could materially and adversely affect our results of operations and financial condition.

We are subject to risks and uncertainties associated with international operations, which may harm our business.

We conduct our business worldwide and we have offices in various countries. One of our key business strategies is to pursue international expansion of our business operations and market our products in multiple jurisdictions. In June 2019, we established a joint venture with Proton Edar Sdn. Bhd., the sales and marketing arm of Proton Holdings Bhd., and Altel Communications Sdn. Bhd., a Malaysian-based telecommunications services provider. We established our product development center in Gothenburg, Sweden in December 2020, and we established our international operations office in London in July 2021.

As a result, our business is and we expect that our business will continue to be subject to a variety of risks associated with doing business internationally, including an increase in our expenses and diversion of management’s attention from other aspects of our business. Accordingly, our business and financial results in the future could be adversely affected due to a variety of factors, including:

●	international economic and political conditions, and other political tensions between countries in which we do business;
●	unexpected changes in, or impositions of, legislative or regulatory requirements, including changes in tax laws;

●	differing legal standards with respect to protection of intellectual property and employment practices;
●	local business and cultural factors that differ from our normal standards and practices, including business practices that we are prohibited from engaging in by the Foreign Corrupt Practices Act and other anticorruption laws and regulations;
●	exporting or importing issues related to export or import restrictions, including deemed export restrictions, tariffs, quotas and other trade barriers and restrictions;
●	disruptions of capital and trading markets and currency fluctuations; and
●	increased costs due to imposition of climate change regulations, such as carbon taxes, fuel or energy taxes, and pollution limits.

In addition, we may be subject to increased regulatory risks and local competition in various jurisdictions where we plan to expand operations but has limited operating experience. Such increased regulatory burden and competition may limit the available market for our products and services and increase the costs associated with marketing the products and services where we are able to offer our products. If we are unable to manage the complexity of global operations successfully, or fail to comply with any of the regulations in other jurisdictions, our financial performance and operating results could suffer.

Our automotive intelligence technologies and related hardware and software could have defects, errors, or bugs, undetected or otherwise, which could create safety issues, reduce market adoption, damage our reputation with current or prospective customers, or expose us to product liability and other claims that could materially and adversely affect our business, financial condition, and results of operations.

Our automotive intelligence technologies are highly technical and complex, and our products and services built upon such technologies have in the past and may in the future experience defects, errors, or bugs at various stages of their usage and development. We may be unable to correct problems to our customers’ and users’ satisfaction in a timely manner. In addition, there may be undetected errors or defects especially as we introduce new products or release new versions. Defects, errors, or bugs in our products may only be discovered after they have been tested, commercialized, and deployed, and in that case, we may incur significant additional development costs and product recall, repair, or replacement costs. Moreover, we may be liable for personal injury, property damage, or other claims caused by such defects, errors, or bugs resulting in legal actions against us that are costly to defend, which could cause irreparable harm to our reputation and brand and hence our business, financial condition, and results of operations.

We rely on our business partners and other industry participants. Business collaboration with partners is subject to risks, and these relationships may not lead to significant revenue. Any adverse change in our cooperation with our business partners could harm our business.

Strategic business relationships are and will continue to be an important factor in the growth and success of our business. We have alliances and partnerships with other companies in various industries to help us enhance our technologies and commercialize our products. In addition, we need to continue to identify and negotiate for opportunities to collaborate with other industry participants, such as those who can provide key technology solutions, manufacturing and distribution services. If we are unable to maintain the existing relationships with our business partners, or if we fail to identify and negotiate additional relationships that are essential to our future expansion or success at attractive terms or at all, we may incur increased costs to develop and provide these capabilities on our own, and our business and operating results could be adversely affected.

Collaboration with third parties is subject to challenges and risks, some of which are beyond our control. For example, certain partnership agreements grant our partner or us the right to terminate such agreements for cause or without cause, including in some cases by paying a termination for convenience fee. In addition, such agreements have in the past and may in the future contain certain exclusivity provisions which, if triggered, could preclude us from working with other businesses with superior technologies or with whom we may prefer to partner with for other reasons.

We could experience delays in the development or delivery of our products to the extent our partners do not meet agreed upon timelines or experience capacity constraints. We could also experience disagreement in budget or funding for any joint development project. There is also a risk of potential disputes with partners in the future, including with respect to intellectual property rights. Moreover, if our existing partner agreements were to be terminated, we may be unable to timely find alternative agreements on terms and conditions acceptable to us. Any of the foregoing could adversely affect our business, results of operations, and financial condition.

Our business plans require a significant amount of capital. In addition, our future capital needs may require us to sell additional equity or debt securities that may dilute our shareholders or introduce covenants that may restrict our operations or our ability to pay dividends.

We will need significant capital to, among other things, conduct research and development, expand our production capacity, and roll out our new and enhanced products and services. As we ramp up our operations, we may also require significant capital to maintain our property, plant, and equipment and such costs may be greater than what we currently anticipate. We expect that our level of capital expenditures will be significantly affected by demand for our products and services. The fact that we have a limited operating history means we have limited historical data to project the demand for our products and services in the future. As a result, our future capital requirements may be uncertain and actual capital requirements may be different from what we currently anticipate. The feasibility of our plan is contingent upon many factors outside our control, including the severity of the impact of the COVID-19 pandemic on the Chinese economy and our business operations, which is highly uncertain and difficult to predict. Our success is dependent upon our ability to finance our business operations and we will need to seek equity or debt financing for our cash requirements to continue our activities. Such financing might not be available to us in a timely manner or on terms that are acceptable, or at all. If we cannot obtain sufficient capital on acceptable terms, our business, financial condition, and prospects may be materially and adversely affected.

Our ability to obtain the necessary financing to carry out our business plan is subject to a number of factors, including general market conditions and investor acceptance of our business plan. These factors may make the timing, amount, terms, and conditions of such financing unattractive or unavailable to us. If we are unable to raise sufficient funds, we will have to significantly reduce our spending, delay, or cancel our planned activities, or substantially change our corporate structure. We might not be able to obtain any funding, and we might not have sufficient resources to conduct our business as projected, both of which could mean that we would be forced to curtail or discontinue our operations.

In addition, our future capital needs and other business reasons could require us to issue additional equity or debt securities or obtain a credit facility. The issuance of additional equity or equity-linked securities could dilute our shareholders’ interests. The incurrence of indebtedness would result in an increase in debt service obligations and could result in operating and financing covenants that would restrict our operations or our ability to pay dividends to our shareholders.

Our operations had been and may continue to be adversely affected by COVID-19 pandemic.

Since early 2020, the outbreak of a novel strain of coronavirus named COVID-19 had materially and adversely affected the global economy. In response, government authorities around the world imposed widespread lockdowns, closure of work places, and restrictions on mobility and travel to contain the spread of the virus. We primarily operate in China with offices and operations spread globally, including in the Southeast Asia and Europe, and our business had been affected by the COVID-19 pandemic. For example, the spread of COVID-19 has reduced consumer demand and disrupted the supply chain of the automotive industry in general. COVID-19 also resulted in, and may continue to result in, significant disruption to global financial markets. We took a series of measures to protect our employees, including temporarily closing our offices, facilitating remote working arrangements for our employees, and canceling business meetings and travel.

Starting in December 2022, most of the travel restrictions and quarantine requirements in China were lifted. Although there were significant surges of COVID-19 infections in various regions in China during that month, the situation has been significantly improved and normalized since January 2023. There remains uncertainty as to the future impact of the virus. The extent to which the pandemic affects our results of operations going forward will depend on future developments that are highly uncertain and unpredictable, including the frequency, duration, and extent of COVID-19 outbreaks, the appearance of new variants with different characteristics, the effectiveness of efforts to contain or treat cases, and future actions that may be taken in response to these developments. China may experience lower domestic consumption, higher unemployment, severe disruptions to exporting of goods to other countries and greater economic uncertainty, which may materially and adversely affect our business. There can be no assurance as to whether the COVID-19 pandemic and the resulting disruption to our business will extend over a prolonged period, and if yes, it could materially and adversely affect our business, financial condition, and results of operations.

We are subject to risks relating to the Restructuring.

Historically, we conducted our operation in mainland China through our subsidiaries in mainland China as well as through Hubei ECARX, our former consolidated VIE based in mainland China. Since early 2022, we have implemented the Restructuring and in connection therewith, we, Hubei ECARX and shareholders of Hubei ECARX entered into a VIE Termination Agreement in April 2022, pursuant to which, the VIE Agreements were terminated with immediate effect; in addition, as agreed between ECARX (Hubei) Tech, a wholly-owned mainland China subsidiary of ECARX, and Hubei ECARX (i) all of Hubei ECARX’s assets and related liabilities, contracts, intellectual properties and employees should be transferred to ECARX (Hubei) Tech and its subsidiaries, with certain exclusion which were inconsequential to our operations in 2020 and 2021 and which we believe will not subsequently have any material impact on our business operations or financial results, such as businesses and assets relating to surveying and mapping services, ICP businesses, and certain retained investments; (ii) all of Hubei ECARX’s businesses should be assumed and undertaken by ECARX (Hubei) Tech save for certain business activities that will continue to be undertaken by Hubei ECARX which were inconsequential to our operations in 2020 and 2021 and which we believe will not subsequently have any material impact on our business operations or financial results. As of the date of this annual report, the Restructuring has been completed and we do not have any VIE in China. See “Item 4. Information on the Company—C. Organizational Structure.”

We are subject to several risks associated with the Restructuring. We may further experience a loss of continuity, loss of accumulated knowledge or loss of efficiency in connection with the Restructuring.

We may not be able to realize the potential financial or strategic benefits of business ventures, acquisitions or strategic investments and we may not be able to successfully integrate acquisition targets, which could impact our ability to grow our business, develop new products or sell our products.

We have completed a number of strategic long-term investments in recent years and we expect to continue to invest in other businesses that offer products, services, and technologies that we believe will help expand or enhance our existing products, strategic objectives, and business. While we believe that such transactions are an integral part of our long-term strategy, there are risks and uncertainties related to these activities, which could impair our ability to grow our business and have an adverse effect on our results of operations and financial conditions. Given that our resources are limited, the decision to pursue business ventures, acquisitions, and strategic alliances has opportunity costs. Accordingly, if we pursue a particular transaction, we may need to forgo the prospect of entering into other transactions that could help us achieve our strategic objectives. Additional risks related to business ventures, acquisitions, or strategic investments include, but are not limited to:

●	difficulty in combining the technology, products, operations, or workforce of the acquired business with our business;
●	diversion of capital and other resources, including management’s attention;
●	assumption of liabilities and incurring amortization expenses, impairment charges to goodwill or write-downs of acquired assets;
●	integrating financial forecasting and controls, procedures, and reporting cycles;
●	coordinating and integrating operations in countries in which we have not previously operated;
●	acquiring business challenges and risks, including, but not limited to, disputes with management and integrating international operations and joint ventures;

●	difficulty in realizing a satisfactory return, if at all;
●	difficulty in obtaining or inability to obtain governmental and regulatory consents and approvals, and other approvals or financing;
●	potential failure in complying with governmental or regulatory restrictions placed on acquisitions;
●	failure and costs associated with the failure to consummate a proposed acquisition or other strategic investment;
●	legal proceedings initiated as a result of an acquisition or investment;
●	the potential for our acquisitions to result in dilutive issuances of our equity securities;
●	the potential variability of the amount and form of any performance-based consideration;
●	uncertainties and time needed to realize the benefits of an acquisition or strategic investment, if at all;
●	negative changes in general economic conditions in the regions or the industries in which we or our target operate;
●	the need to determine an alternative strategy if an acquisition does not meet our expectations;
●	potential failure of our due diligence processes to identify significant issues with the acquired assets or company; and
●	impairment of relationships with, or loss of our or our target’s employees, vendors, and customers, as a result of our acquisition or investment.

We may incur material losses and costs as a result of warranty claims, product recalls, and product liabilities that may be brought against us.

We face an inherent business risk of exposure to warranty claims and product liability in the event that our products fail to perform as expected and, in the case of product liability, such failure of our products results in bodily injury or property damage. The fabrication process of our products is complex and precise. Our customers specify quality, performance, and reliability standards. If flaws in either the design or manufacture of our products were to occur, we could experience a rate of failure in our products that could result in significant delays in delivery and product re-work or replacement costs. Although we engage in extensive product quality programs and processes, these may not be sufficient to avoid product failures, which could cause us to:

●	lose revenue;
●	incur increased costs such as warranty expense and costs associated with customer support;
●	experience delays, cancellations, or rescheduling of orders for our products;
●	experience increased product returns or discounts; or
●	damage our reputation.

All of these could adversely affect our financial condition and results of operations.

If any of our products are or are alleged to be defective, we may be required to participate in a recall involving such products. A recall claim brought against us, or a product liability claim brought against us in excess of our available insurance, may have a material adverse effect on our business.

Our business is subject to complex and evolving laws and regulations regarding cybersecurity, privacy, data protection and information security in China and elsewhere. Any privacy or data security breach or any failure to comply with these laws and regulations could damage our reputation and brand, result in negative publicity, legal proceedings, increased cost of operations, warnings, fines, service or business suspension, or otherwise harm our business and results of operations.

The offering of our products and services involves the collection, storage, and transmission of data and we face significant challenges with respect to cybersecurity, privacy, data protection and information security amid a complex and evolving regulatory framework in China and other geographies that we operate in.

Information stored on our systems may be targeted in cyber-attacks, including computer viruses, worms, phishing attacks, malicious software programs, and other information security breaches, which could result in the unauthorized release, gathering, monitoring, misuse, loss, or destruction of such information. If cybercriminals are able to circumvent our security measures, or if we are unable to detect and prevent an intrusion into our systems, data stored with us may be compromised and susceptible to unauthorized access, use, disclosure, disruption, modification, or destruction, which could subject us to liabilities, fines and other penalties. Additionally, if any of our employees accesses, converts, or misuses any sensitive information, we could be liable for damages, and our business reputation could be damaged or destroyed. Any actual or perceived breach of our security could damage our reputation, cause existing users to discontinue the use of our products and services, prevent us from attracting new users, or subject us to third-party lawsuits, regulatory fines or other actions or liabilities, any of which could adversely affect our business, operating results, or financial condition.

We have adopted strict information security policies and deployed advanced security measures to comply with applicable requirements and to prevent data loss and other security breaches, including, among others, advanced encryption technologies. Nonetheless, these measures could be breached as a result of third-party action, employee error, third-party or employee malfeasance or otherwise. Because the techniques used to obtain unauthorized access or to sabotage systems change frequently, we may not be able to anticipate these techniques and implement adequate preventative or protective measures.

We are subject to a multitude of laws and regulations that are aimed to address information security, privacy, and the collection, storing, sharing, use, disclosure, protection of data in various jurisdictions. Specifically, our operations in China are subject to a variety of PRC laws and regulations covering cybersecurity, privacy, data protection and information security and the PRC government authorities have recently heightened their supervision on the protection of data security by initiating investigations on certain companies in mainland China regarding their cybersecurity and use of personal information and data, and enacted and implemented laws and regulations and proposed additional regulatory agenda concerning data protection and privacy, under which internet service providers and other network operators are required to, amongst others, clearly indicate the purposes, methods and scope of any information collection and usage, to obtain appropriate user consent, to establish user information protection systems with appropriate remedial measures and to address national security concerns.

According to the PRC National Security Law, the state shall establish institutions and mechanisms for national security review and regulation and conduct national security review on key technologies and IT products and services that affect or may affect national security.

In November 2016, the Standing Committee of the National People’s Congress, or the SCNPC, released the Cyber Security Law, which took effect in June 2017. The Cyber Security Law requires network operators to conduct certain activities relating to the protection of internet security and the strengthening of network information management. Under the said law, network operators, including us, are obligated to provide assistance and support in accordance with the law to public security and national security authorities to safeguard national security, and to assist with criminal investigations. In addition, the Cyber Security Law provides that personal information and important data collected and generated by operators of critical information infrastructure in the course of their operations in mainland China should be stored in mainland China, and the law prescribes heightened scrutiny over and imposes additional security obligations on operators of critical information infrastructure. Further, according to the Measures for Cybersecurity Review, which was promulgated by the CAC and certain other PRC government authorities in April 2020 and took effect in June 2020, and was later replaced by the revised Measures for Cybersecurity Review, or the Revised Review Measures, taking effect from February 15, 2022, operators of critical information infrastructure must pass a cybersecurity review when procuring network products and services which actually affect or may affect national security. On July 30, 2021, the State Council promulgated the Regulations of Security Protection for Critical Information Infrastructure, or the CII Protection Regulations, which took effect on September 1, 2021. The CII Protection Regulations clarifies that, among others, critical information infrastructures, or CIIs, refer to important network facilities and information systems in important industries such as public communications and information services, energy, transportation, water conservancy, finance, public services, e-government, national defense technology industry and others that may seriously harm national security, national economy and people’s livelihood and public interests when they are damaged, disabled or suffer from data leakage. The competent supervisory departments of these important industries will make rules for and administer the identification of CII and promptly notify the operators of CII and the Public Security Department of the State Council of the results thereof. Pursuant to these provisions, the relevant government authorities are responsible for formulating rules for the identification of CII with reference to factors set forth in the provisions, and should further arrange for CII identification to be conducted in certain industries and fields in accordance with such rules. The relevant authorities shall also notify operators who are being identified as critical information infrastructure operators, or CIIOs. On December 28, 2021, the CAC and several other administrations jointly issued the revised Measures for Cybersecurity Review, or the Revised Review Measures, which took effect and replaced the previously existing Measures for Cybersecurity Review on February 15, 2022. According to the Revised Review Measures, in addition to critical information infrastructure operators purchasing network products or services that affect or may affect national security, any “online platform operator” carrying out data processing activities that affect or may affect national security should also be subject to a cybersecurity review, and any “online platform operator” possessing personal information of more than one million users must apply for a cybersecurity review before its listing overseas. In the event a member of the cybersecurity review working mechanism is in the opinion that any network product or service or any data processing activity affects or may affect national security, the Office of Cybersecurity Review shall report the same to the Central Cyberspace Affairs Commission for its approval under applicable procedures and then conduct a cybersecurity review in accordance with the revised Measures for Cybersecurity Review. The foregoing rules and regulations were newly issued and the PRC government authorities may further enact detailed rules or issue guidance with respect to the interpretation and implementation of these rules and regulations, including rules on the identification of CII in different industries and fields and the exact definition of “online platform operator”. As such it remains uncertain whether we or other operators we provide network products and services to may be identified as CIIOs or “online platform operator”. If we provide or are deemed to be providing network products and services to CIIOs, or if we are deemed to be a CIIO or “online platform operator,” we would be required to follow the relevant cybersecurity review procedures and subject to cybersecurity review by the CAC and other relevant PRC regulatory authorities. During such review, we may be required to suspend new user registration in mainland China and/or experience other disruptions to our operations. Such review, if undertaken, could also result in negative publicity with respect to us and diversion of our managerial and financial resources. Furthermore, if we are identified as a CIIO, additional obligations will be imposed on us with respect to the protection of CII according to the Cyber Security Law, including the obligation to set up a special security administration department and to conduct security background review on persons in charge of such department or holding other key positions in such department. If we are identified as an “online platform operator” and our data processing activities are considered to be affecting or may affect national security, we might be subject to a cybersecurity review. Because the Revised Review Measures do not define “online platform operator” or clarify the meaning of “affects or may affect national security,” and given the PRC government authority’s discretion to initiate a cybersecurity review, it is possible that we would be subject to an ex officio cybersecurity review. If we are subject to a cybersecurity review, we may be ordered to, among others, suspend all of our business activities. Failure to complete the cybersecurity review could result in penalties such as fines, suspension of business, closing down of websites, revocation of business licenses and permits, any of which could have a material adverse effect on our business and results of operations.

On November 14, 2021, the CAC released the Regulations on Network Data Security Management (draft for public comments), which set out general guidelines applicable to the protection of personal information, security of important data, security management of cross-border data transfer, obligations of internet platform operators, as well as the supervision, management and legal liabilities with respect to the foregoing. The draft regulations require data processors that process important data or are listed overseas to carry out an annual data security assessment on their own or by engaging a data security services institution, and the data security assessment report for a given year should be submitted to the local cyberspace affairs administration department before January 31 of the following year. It remains to be seen when and in what form will the draft Regulations on Network Data Security Management be enacted, although based on the current provisions being proposed, we will be required to carry out an annual data security review and comply with the relevant reporting obligations.

On June 10, 2021, the SCNPC promulgated the Data Security Law, which took effect on September 1, 2021. The Data Security Law provides for, amongst others, data security and privacy obligations on entities and individuals carrying out data activities, introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used, provides for a national security review procedure for those data activities which may affect national security and imposes export restrictions on certain data and information.

On August 20, 2021, the Personal Information Protection Law was promulgated by the SCNPC and took effect on November 1, 2021. The law integrated previously scattered rules with respect to personal information rights and privacy protection. The Personal Information Protection Law aims at protecting personal information rights and interests, regulating the processing of personal information, ensuring the orderly transmission of personal information in accordance with law and promoting the reasonable use of personal information. The Personal Information Protection Law applies to the processing of personal information within mainland China, as well as certain personal information processing activities outside mainland China, including those for the provision of products and services to natural persons within mainland China or for the analysis and assessment of acts of natural persons within mainland China. As a result, all of our subsidiaries, whether within or outside mainland China, could potentially become subject to the Personal Information Protection Law. The Civil Code promulgated in 2020 also contains specific provisions regarding the protection of personal information. Given the novelty of these laws and regulations, there are substantial uncertainties with respect to their interpretation and implementation and additional laws and regulations on this subject may be promulgated in the future which may in turn impose further requirements on us. We cannot guarantee that we will or will continue to be in compliance with all regulatory requirement that will be imposed on us, and we may be faced with additional compliance expenses, increased obligations, and potential liability and negative publicity for non-compliance.

On December 8, 2022, the Ministry of Industry and Information Technology of the PRC, or the MIIT, issued the Administrative Measures for Data Security in the Field of Industry and Information Technology (for Trial Implementation), or the Data Security Measures in the IT Field, which took effect on January 1, 2023. The Data Security Measures in the IT Field defines the scope of data in the field of industry and information technology, and stipulates that all businesses which handle industrial and telecoms data in mainland China are required to categorize such information into “general,” “important” and “core” and businesses processing “important” and “core” data shall comply with certain filing and reporting obligations. Data in the field of industry and information technology shall include industrial data, telecoms data, etc. “Industrial data” refers to data produced and collected in the course of research and development design, manufacturing, operation and management, operating and maintenance, and platform operation in various sectors and fields of industry. “Telecoms data” refers to the data generated and collected in the course of telecommunications business operations. For different categories of data, the Data Security Measures in the IT Field prescribes different requirements in terms of security management and protection in terms of data collection, storage, processing, transmission, provision, publication, destruction, exit, transfer, entrusted processing, etc. For general data, the data processors shall establish a life-cycle safety management system, assign management personnel, reasonably determine operation authority, formulate emergency plans, conduct emergency drills, conduct education and training, and keep log records.

On July 6, 2021, the General Office of the CPC Central Committee and the General Office of the State Council jointly promulgated the Opinions on Severely Cracking Down on Illegal Securities Activities, which further emphasized the need to strengthen cross-border regulatory collaboration, to improve relevant laws and regulations on data security, cross-border data transmission and confidential information management, and stipulated that efforts will be made to revise the regulations on strengthening the confidentiality and file management framework relating to the offering and listing of securities overseas, to enforce the responsibility of overseas listed companies with respect to information security, and to strengthen and standardize the management of cross-border information transmission mechanisms and procedures.

On August 16, 2021, the CAC, the National Development and Reform Commission of the PRC, or the NDRC, and several other administrations jointly promulgated the Several Provisions on Automobile Data Security Management (for Trial Implementation), which took effect from October 1, 2021 and aims to regulate the collection, analysis, storage, utilization, provision, publication, and cross-border transmission of personal information and critical data generated throughout the lifecycle of automobiles by automobile designers, producers and service providers. Pursuant to such provisions, automobile data processors shall obtain the consent of the individual or conform to other circumstances stipulated by laws and regulations to process personal information, and personal information and critical data related to automobiles shall in principle be stored within mainland China, and a cross-border data security assessment shall be conducted by the national cyberspace administration authority in concert with relevant departments under the State Council if there is a need to provide such data overseas.

Furthermore, on July 7, 2022, the CAC issued the Measures for Security Assessment of Cross-border Data Transfers, which took effect on September 1, 2022 which is aimed at establishing a continuous assessment and monitoring mechanism with respect to cross-border data transfers. It applies to the security assessment of important data and personal information that is collected and generated in the course of operations within mainland China and to be provided abroad by data processors.

For a comprehensive discussion on the aforementioned laws and regulations, see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation on Cyber Security and Privacy Protection.”

In response to the move by PRC government authorities to tighten the regulatory framework governing data security, cybersecurity and privacy, in September 2021 we initiated an internal process to transfer the rights of our mainland China subsidiaries and of Hubei ECARX to access and process personal data relevant to their respective business operations to Zhejiang Huanfu Technology Co., Ltd., (“Zhejiang Huanfu”). The transfer was completed in December 2021 and as of the date of this annual report, our mainland China subsidiaries do not have any right to access or process any personal data other than certain employee personal data and certain vehicle identification numbers provided by OEMs in association with our provision of product repair and maintenance services. In January 2022, we entered into a procurement framework agreement with Zhejiang Huanfu and concluded several procurement-related contracts pursuant to the procurement framework agreement for the sole purpose of contracting Zhejiang Huanfu to discharge our outstanding obligations to provide certain data-related services to our customers. As of the date of this annual report, we have not been informed that we are a critical information infrastructure operator or a “data processor” carrying out data processing activities that affect or may affect national security by any government authority, and it is uncertain whether we would be categorized as such under the law of mainland China. As of the date of this annual report, we have not been involved in any investigations or cybersecurity review made by the CAC and we have not received any official inquiry, notice, warning, or sanctions in this respect. We cannot rule out the possibility that the foregoing measures may be enacted, interpreted or implemented in ways that will negatively affect us. There is also no assurance that we would be able to accomplish any review (including the cybersecurity review), obtain any approval, complete any procedures, or comply with any other requirements applicable to us in a timely manner, or at all, if we are subject to the same. In the event of non-compliance, we may be subject to government investigations and enforcement actions, fines, penalties, and suspension of our noncompliant operations, among other sanctions, which could materially and adversely affect our business and results of operations.

We expect that PRC operations in the areas referenced above will receive greater public scrutiny and attention from regulators and more frequent and rigid investigation or review by regulators, which will increase our compliance costs and subject us to heightened risks. We are closely monitoring the development in the regulatory landscape and we are constantly in the process of evaluating the potential impact of the Cyber Security Law, the Civil Code, the Data Security Law, the Personal Information Protection Law and other relevant laws and regulations on our current business practices. It also remains uncertain whether any future regulatory changes would impose additional restrictions on companies like us. If further changes to our business practices are required under the evolving regulatory framework governing cybersecurity, information security, privacy and data protection in China, our business, financial condition and results of operations may be adversely affected.

Aside from our operations in China, we are also required to comply with increasingly complex and rigorous regulatory standards enacted to protect business and personal data in the U.S., Europe and elsewhere. For example, the European Union adopted the General Data Protection Regulation, or the GDPR, which took effect on May 25, 2018. The GDPR imposes additional obligations on companies regarding the handling of personal data and provides certain individual privacy rights to persons whose data is stored.

We generally comply with industry standards and are subject to the terms of our own privacy policies. We have incurred, and will continue to incur, significant expenses in an effort to comply with privacy, data protection and information security standards and protocols imposed by laws, regulations, industry standards, or contractual obligations. Changes in existing laws or regulations or adoption of new laws and regulations relating to privacy, data protection and information security, particularly any new or amended laws or regulations that require enhanced protection for certain types of data or new obligations with regard to data retention, transfer or disclosure, could greatly increase our cost in providing our service offerings, require significant changes to our operations or even prevent us from providing certain service offerings in jurisdictions in which we currently operate or in which we may operate in the future. Compliance with these laws and regulations could cause us to incur substantial costs, and may place restrictions on the conduct of our business and the manner in which we interact with our users or require us to change our business practices, including our data practices, in a manner adverse to our business. Despite our efforts to comply with applicable laws, regulations and other obligations relating to cybersecurity, privacy, data protection and information security, it is possible that our practices, offerings, services or platform could fail to meet all of the requirements imposed on us by such laws, regulations or obligations. We cannot assure you that we are or will be able to comply with such laws and regulations regarding cybersecurity, privacy, data protection and information security in all respects and any failure or perceived failure to comply with the same may result in inquiries or other proceedings being instituted against, or other actions, decisions or sanctions being imposed on us by government authorities, users, consumers or other parties, including warnings, fines, penalties, directions for rectifications, service suspension or removal of our application from application stores, as well as in negative publicity on us and damage to our reputation, any of which could cause us to lose users and business partners and have a material adverse effect on our operations, revenues and profits.

We may be subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions, and similar laws, and noncompliance with such laws can subject us to administrative, civil, and criminal penalties, collateral consequences, remedial measures, and legal expenses, all of which could adversely affect our business, results of operations, financial condition, and reputation.

We may be subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions, and similar laws and regulations in various jurisdictions in which we conduct activities, including the U.S. Foreign Corrupt Practices Act, or FCPA, and other anti-corruption laws and regulations. The FCPA prohibits us and our officers, directors, employees, and business partners acting on our behalf, including agents, from corruptly offering, promising, authorizing, or providing anything of value to a “foreign official” for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The FCPA also requires companies to make and keep books, records, and accounts that accurately reflect transactions and dispositions of assets and to maintain a system of adequate internal accounting controls. A violation of these laws or regulations could adversely affect our business, reputation, financial condition, and results of operations.

We have direct or indirect interactions with officials and employees of government agencies and state-owned affiliated entities in the ordinary course of business. We also have business collaborations with government agencies and state-owned affiliated entities. These interactions subject us to an increasing level of compliance-related concerns. We are in the process of implementing policies and procedures designed to ensure compliance by us and our directors, officers, employees, consultants, agents, and business partners with applicable anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions, and similar laws and regulations. However, our policies and procedures may not be sufficient and our directors, officers, employees, consultants, agents, and business partners could engage in improper conduct for which we may be held responsible.

Non-compliance with anti-corruption, anti-bribery, anti-money laundering, or financial and economic sanctions laws could subject us to whistleblower complaints, adverse media coverage, investigations, and severe administrative, civil and criminal sanctions, collateral consequences, remedial measures, and legal expenses, all of which could materially and adversely affect our business, reputation, financial condition, and results of operations.

We have limited insurance coverage, which could expose us to significant costs and business disruption.

We have limited liability insurance coverage for our products, services, and business operations. A successful liability claim against us, regardless of whether due to injuries suffered by our users could materially and adversely affect our financial condition, results of operations, and reputation. In addition, we do not have business disruption insurance. Any business disruption event could result in substantial cost to us and diversion of our resources.

Our business depends substantially on the continued efforts of our executive officers, key employees and qualified personnel, and our operations may be severely disrupted if we lose their services.

Our success depends substantially on the continued efforts of our executive officers and key employees with expertise in various areas, who have and may in the future assume roles and positions in our affiliated entities or other business entities and may, as a result, not be able to devote their full efforts to our affairs. If one or more of our executive officers or key employees were unable or unwilling to continue their services with us, we may not be able to replace them easily in a timely manner, or at all. As we build up our brand awareness and become more well-known, the risk that competitors or other companies may poach our talent increases.

Our industry is characterized by high demand and intense competition for talent, in particular with respect to qualified talent in the areas of automotive intelligence technologies, and therefore, we cannot assure you that we will be able to continue to attract or retain qualified staff or other highly skilled employees. In addition, because we are operating in a new and challenging industry that requires continuous innovations of technologies and solutions, we may not be able to hire qualified individuals with sufficient trainings in a timely manner, and we will need to spend significant time and resources training the employees we hire. We also require sufficient talent in areas such as software development. Furthermore, as our company is relatively young, our ability to train and integrate new employees into our operations may not meet the growing demands of our business, which may materially and adversely affect our ability to grow our business and our results of operations.

If any of our executive officers and key employees terminates his or her services with us, our business may be severely disrupted, our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train, and retain qualified personnel. If any of our executive officers or key employees joins a competitor or forms a competing company, we may lose customers, know-how, and key professionals and staff members. While our executive officers and key employees have entered into an employment agreements and non-compete agreements with us, if any dispute arises between our executive officers or key employees and us, the relevant non-competition provisions may not be enforceable, especially under PRC laws, on the ground that we have not provided adequate compensation to them for their non-competition obligations.

We may not succeed in continuing to establish, maintain, and strengthen our brand, and our brand and reputation could be harmed by negative publicity with respect to us, our directors, officers, employees, shareholders, peers, business partners, or our industry in general.

Our business and prospects are affected by our ability to develop, maintain, and strengthen our brand. If we fail to do so we may lose the opportunity to build business relationships with critical customers. Promoting and positioning our brand will depend significantly on our ability to provide innovative and high-quality products and services, in which we have limited experience. In addition, we expect that our ability to develop, maintain, and strengthen the brand will depend heavily on the success of our branding efforts. We market our brand through media, word-of-mouth, trade shows, and advertising. Such efforts may not achieve the desired results. If we do not develop and maintain a strong brand, our business, financial condition, results of operations, and prospects will be materially and adversely affected.

Our reputation and brand are vulnerable to many threats that can be difficult or impossible to predict, control, and costly or impossible to remediate. From time to time, our products and our business operations in general are reviewed by media or other third parties. Any negative reviews or reviews that compare us unfavorably to competitors could adversely affect public perception about our products. Negative publicity about us, such as alleged misconduct, unethical business practices or other improper activities, or rumors relating to our business, directors, officers, employees, shareholders, affiliates or actual or potential business partners can harm our reputation, business, and results of operations, even if they are baseless or satisfactorily addressed. These allegations, even if unproven or meritless, may lead to inquiries, investigations, or other legal actions against us by regulatory or government authorities as well as private parties. Any regulatory inquiries or investigations and lawsuits against us, perceptions of inappropriate business conduct by us, or perceived wrongdoings by any member of our management team, among other things, could substantially damage our reputation, and cause us to incur significant costs to defend ourselves. Any negative market perception or publicity regarding our suppliers or other business partners that we closely cooperate with or may cooperate with, or any regulatory inquiries or investigations and lawsuits initiated against them, may also have an adverse effect on our brand and reputation, or subject us to regulatory inquiries or investigations or lawsuits. Moreover, any negative media publicity about the automotive intelligence technologies, especially the autonomous driving technologies, or product or service quality problems of other players in the industry in which we operate, including our competitors, may also adversely affect our reputation and brand. In particular, given the popularity of social media, including Weixin and Weibo in China, any negative publicity, whether true or not, could quickly proliferate and harm customer and user perceptions and confidence in our brand. If we are unable to maintain a good reputation or further enhance our brand recognition, our ability to attract and retain customers, third-party partners, and key employees could be harmed and, as a result, our business, financial condition, and results of operations could be materially and adversely affected.

We have granted, and may continue to grant options and other types of awards under our share incentive plan, which may result in increased share-based compensation expenses.

We have adopted the 2019 Share Incentive Plan, the 2021 Option Incentive Plan, and the 2022 Share Incentive Plan. For the years ended December 31, 2020, 2021, and 2022, we recorded RMB11.4 million, RMB179.9 million and RMB725.7 million (US$105.2 million) in share-based compensation expenses, respectively.

We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and as such, we will continue to grant share-based compensation and incur share-based compensation expenses in the future. As a result, expenses associated with share-based compensation may increase, which may have an adverse effect on our financial condition and results of operations.

Our revenues and financial results may be adversely affected by any economic slowdown in China as well as globally.

The success of our business ultimately depends on consumer spending. We derive substantially all of our revenues from China. As a result, our revenues and financial results are impacted to a significant extent by economic conditions in China and globally. The global macroeconomic environment is facing numerous challenges. The growth rate of the Chinese economy has gradually slowed since 2010 and the trend may continue. Any slowdown could significantly reduce domestic commerce in China. In addition, there is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

Sales of our products and services depend in part on discretionary consumer spending and are even more exposed to adverse changes in general economic conditions. In response to consumers’ perceived uncertainty in economic conditions, customers might delay, reduce, or cancel purchases of our products and our results of operations may be materially and adversely affected.

Heightened tensions in international relations, particularly between the United States and China, may adversely impact our business, financial condition, and results of operations.

Recently there have been heightened tensions in international relations, particularly between the United States and China, but also as a result of the conflict in Ukraine and sanctions on Russia. These tensions have affected both diplomatic and economic ties between the two countries. Heightened tensions could reduce levels of trade, investments, technological exchanges, and other economic activities between the two major economies. The existing tensions and any further deterioration in the relationship between the United States and China may have a negative impact on the general, economic, political, and social conditions in both countries and, given our reliance on the Chinese market, adversely impact our business, financial condition, and results of operations.

Natural disasters, terrorist activities, political unrest, and other outbreaks could disrupt our production, delivery, and operations, which could materially and adversely affect our business, financial condition, and results of operations.

Global pandemics, epidemics in China or elsewhere in the world, or fear of spread of contagious diseases, such as Ebola virus disease, Middle East respiratory syndrome, severe acute respiratory syndrome, H1N1 flu, H7N9 flu, and avian flu, as well as hurricanes, earthquakes, tsunamis, or other natural disasters could disrupt our business operations, reduce or restrict our supply of materials and services, incur significant costs to protect our employees and facilities, or result in regional or global economic distress, which may materially and adversely affect our business, financial condition, and results of operations. Actual or threatened war, terrorist activities, political unrest, civil strife, and other geopolitical uncertainty could have a similar adverse effect on our business, financial condition, and results of operations. Any one or more of these events may impede our production and delivery efforts and adversely affect our sales results, or even for a prolonged period of time, which could materially and adversely affect our business, financial condition, and results of operations.

We are also vulnerable to natural disasters and other calamities. Although we have servers that are hosted in an offsite location, our backup system does not capture data on a real-time basis and we may be unable to recover certain data in the event of a server failure. We cannot assure you that any backup systems will be adequate to protect us from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks, or similar events. Any of the foregoing events may give rise to interruptions, damage to our property, delays in production, breakdowns, system failures, technology platform failures, or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our business, financial condition, and results of operations.

Unexpected termination of leases, failure to renew the lease of our existing premises or to renew such leases at acceptable terms could materially and adversely affect our business.

We lease the premises for research and development, delivery and servicing centers, and offices. We cannot assure you that we would be able to renew the relevant lease agreements without substantial additional cost or increase in the rental cost payable by us. If a lease agreement is renewed at a rent substantially higher than the current rate, or currently existing favorable terms granted by the lessor are not extended, our business and results of operations may be adversely affected.

In connection with the audit of our consolidated financial statements included in this annual report, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting.

In connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2022, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. The material weakness identified relates to the lack of policies, procedures and controls over material non-routine transactions relating to share-based compensation, certain employee benefits and related income tax effects. Following the identification of the material weakness, we have taken measures and plan to continue to take measures to remedy this material weakness. See “Item 15. Controls and Procedures  —  Internal Control Over Financial Reporting.” However, we cannot assure you that the implementation of these measures will be sufficient to eliminate such material weakness, or that material weaknesses in our internal control over financial reporting will not be identified in the future. Our failure to correct this material weakness or our failure to discover and address any other material weaknesses or significant deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

Following the completion of the Business Combination, we have become a public company in the United States and subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report from management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2023. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently from us. In addition, because we are a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other or more material weaknesses or deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented, or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our securities. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations, and civil or criminal sanctions.

We may need to defend ourselves against intellectual property right infringement claims, which may be time-consuming and would cause us to incur substantial costs.

Entities or individuals, including our competitors, may hold or obtain patents, copyrights, trademarks, or other proprietary rights that would prevent, limit, or interfere with our ability to make, use, develop, sell, or market our products, services, or technologies, which could make it more difficult for us to operate our business. From time to time, we may receive communications from intellectual property right holders regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights and urge us to take licenses. Our applications and uses of intellectual property relating to our design, software, or technologies could be found to infringe upon existing intellectual property rights. If we are determined to have infringed upon a third party’s intellectual property rights, we may be required to do one or more of the following:

●	cease selling or incorporating certain components into our products or services, or offering products or services that incorporate or use the challenged intellectual property;
●	pay substantial damages;
●	seek a license from the holder of the infringed intellectual property right, which may not be available on reasonable terms or at all;
●	redesign our products; or
●	establish and maintain alternative branding for our products and services.

In the event of a successful claim of infringement against us and our subsequent failure or inability to obtain a license for the infringed technology or other intellectual property right, our business, financial condition, results of operations, and prospects could be materially and adversely affected. In addition, parties making the infringement claim may also obtain an injunction that can prevent us from selling our products or using technology that contains the allegedly infringing contents. Any litigation or claims, whether or not valid, could result in substantial costs, negative publicity, and diversion of resources and management attention.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, service marks, patents, domain names, trade secrets, proprietary technologies, and similar intellectual property as critical to our success. We rely on trademark and patent law, trade secret protection, and confidentiality and license agreements with our employees and others to protect our proprietary rights. We have invested significant resources to develop our own intellectual property. Failure to maintain or protect these rights could harm our business. In addition, any unauthorized use of our intellectual property by third parties may adversely affect our current and future revenues and our reputation.

Implementation and enforcement of laws in mainland China relating to intellectual property have historically been deficient and ineffective. Accordingly, protection of intellectual property rights in mainland China may not be as effective as in the United States or other developed countries. Furthermore, policing unauthorized use of proprietary technology is difficult and expensive. We rely on a combination of patent, copyright, trademark, and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Despite our efforts to protect our proprietary rights, third parties may attempt to copy or otherwise obtain and use our intellectual property or seek court declarations that they do not infringe upon our intellectual property rights. Monitoring unauthorized use of our intellectual property is difficult and costly, and we cannot assure you that the steps we have taken or will take will prevent misappropriation of our intellectual property. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources.

As our patents may expire and may not be extended, our patent applications may not be granted, and our patent rights may be contested, circumvented, invalidated, or limited in scope, our patent rights may not protect us effectively. In particular, we may not be able to prevent others from developing or exploiting competing technologies, which could materially and adversely affect our business, financial condition, and results of operations.

As of December 31, 2022, we had 464 registered patents and 883 pending patent applications globally. We cannot assure you that all our pending patent applications will result in issued patents. Even if our patent applications are granted and we are issued patents accordingly, it is still uncertain whether these patents will be contested, circumvented, or invalidated in the future. In addition, the rights granted under any issued patents may not provide us with meaningful protection or competitive advantages. The claims under any patents may not be broad enough to prevent others from developing technologies that are similar or that achieve results similar to ours. It is also possible that the intellectual property rights of others could bar us from licensing and exploiting our patents. Numerous patents and pending patent applications owned by others exist in the fields where we have developed and are developing our technologies. These patents and patent applications might have priority over our patent applications and could subject our patent applications to invalidation. Finally, in addition to those who may claim priority, any of our existing patents or pending patent applications may also be challenged by others on the basis that they are otherwise invalid or unenforceable.

In addition to patented technologies, we rely on our unpatented proprietary technologies, trade secrets, processes, and know-how.

We rely on proprietary information, such as trade secrets, know-how, and confidential information, to protect intellectual property that may not be patentable, or that we believe is best protected by means that do not require public disclosure. We generally seek to protect this proprietary information by entering into confidentiality agreements, or consulting, services, or employment agreements that contain non-disclosure and non-use provisions with our employees, consultants, contractors, scientific advisors, and third parties. However, we cannot guarantee that we have entered into such agreements with every party that has or may have had access to our trade secrets or proprietary information and, even if entered into, these agreements may be breached or may otherwise fail to prevent disclosure, third-party infringement or misappropriation of our proprietary information, may be limited as to their term and may not provide an adequate remedy in the event of unauthorized disclosure or use of proprietary information. We have limited control over the protection of trade secrets used by our third-party manufacturers and suppliers and could lose future trade secret protection if any unauthorized disclosure of such information occurs. In addition, our proprietary information may otherwise become known or be independently developed by our competitors or other third parties. To the extent that our employees, consultants, contractors, and other third parties use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain protection for our proprietary information could adversely affect our competitive business position. Furthermore, laws regarding trade secret rights in certain markets where we operate may afford little or no protection to our trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that trade secret to compete with us. If any of our trade secrets were to be disclosed, whether lawfully or otherwise, to or independently developed by a competitor or other third party, it could have a material adverse effect on our business, operating results, and financial condition.

We also rely on physical and electronic security measures to protect our proprietary information, but we cannot guarantee that these security measures provide adequate protection for such proprietary information or will never be breached. There is a risk that third parties may obtain unauthorized access to and improperly utilize or disclose our proprietary information, which would harm our competitive advantages. We may not be able to detect or prevent the unauthorized access to or use of our information by third parties, and we may not be able to take appropriate and timely steps to mitigate the damages, or the damages may not be capable of being mitigated or remedied.

We depend on information technology to conduct our business. Any significant disruptions to our information technology systems or facilities, or those of third parties with which we do business, such as disruptions caused by cyber-attacks, could adversely impact our business.

Our ability to keep our business operating effectively depends on the functional and efficient operation of information technology systems and facilities, both internally and externally. We rely on these systems to, among other things, make a variety of day-to-day business decisions as well as to record and process transactions, billings, payments, inventory, and other data, in many currencies, on a daily basis, and across numerous and diverse markets and jurisdictions. Our systems, as well as those of our customers, suppliers, partners, and service providers, also contain sensitive confidential information or intellectual property and are susceptible to interruptions, including those caused by systems failures, cyber-attacks, and other natural or man-made incidents or disasters, which may be prolonged or go undetected. Cyber-attacks, both domestically and abroad, are increasing in their frequency, sophistication, and intensity, and have become increasingly difficult to detect. Although we have and continue to take precautions to prevent, detect, and mitigate such events, a significant or large-scale interruption of our information technology systems or facilities could adversely affect our ability to manage and keep our operations running efficiently and effectively, and could result in significant costs, fines or litigation. An incident that results in a wider or sustained disruption to our business or products could have a material adverse effect on our business, financial condition, and results of operations.

Additionally, certain of our products contain complex information technology systems designed to support today’s increasingly connected vehicles, and could be susceptible to similar interruptions, including the possibility of unauthorized access. Further, if we are to offer more cloud-based solutions which are dependent on the Internet or other networks to operate, we may increasingly be the target of cyber threats, including computer viruses or breaches due to misconduct of employees, contractors, or others who have access to our networks and systems, or those of third parties with which we do business. Although we have designed and implemented security measures to prevent and detect such unauthorized access or cyber threats from occurring, we cannot assure you that vulnerabilities will not be identified in the future, or that our security efforts will be successful. Any unauthorized access to our components could adversely affect our brand and harm our business, prospects, financial condition, and operating results. Further, maintaining and updating these systems may require significant costs and often involves implementation, integration, and security risks, including risks that we may not adequately anticipate the market or technological trends or that we may experience unexpected challenges that could cause financial, reputational, and operational harm. However, failing to properly respond to and invest in information technology advancements may limit our ability to attract and retain customers, prevent us from offering similar products and services as those offered by our competitors or inhibit our ability to meet regulatory or other requirements.

To date, we have not experienced a system failure, cyber-attack or security breach that has resulted in a material interruption in our operations or material adverse effect on our financial condition. While we continuously seek to expand and improve our information technology systems and maintain adequate disclosure controls and procedures, we cannot assure you that such measures will prevent interruptions or security breaches that could adversely affect our business.

We use open-source software, which may pose particular risks to our proprietary software and source code. We may face claims from open-source licensors claiming ownership of, or demanding the release of, the intellectual property that we developed using or derived from such open source software.

We use open-source software in our proprietary software and will use open source software in the future. Companies that incorporate open-source software into their proprietary software and products have, from time to time, faced claims challenging the use of open source software and compliance with open source license terms. By the terms of certain open-source licenses, we could be required to release the source code of our proprietary software, and to make our proprietary software available under open source licenses to third parties at no cost, if we combine our proprietary software with open source software in certain manners. Although we monitor our use of open-source software, we cannot assure you that all open source software is reviewed prior to use in our software, that our developers have not incorporated open source software into our proprietary software, or that they will not do so in the future. In addition, companies that incorporate open-source software into their products have, in the past, faced claims seeking enforcement of open source license provisions and claims asserting ownership of open source software incorporated into their proprietary software. If an author or other third party that distributes such open-source software were to allege that we have not complied with the conditions of an open source license, we could incur significant legal costs defending ourselves against such allegations. In the event such claims were successful, we could be subject to significant damages or be enjoined from the distribution of our proprietary software. In addition, the terms of open-source software licenses may require us to provide software that we develop using such open source software to others on unfavorable license terms.

As a result of our current or future use of open-source software, we may face claims or litigation, be required to release our proprietary source code, pay damages for breach of contract, re-engineer our proprietary software, discontinue making our proprietary software available in the event re-engineering cannot be accomplished on a timely basis or take other remedial action. Any such re-engineering or other remedial efforts could require significant additional research and development resources, and we may not be able to successfully complete any such re-engineering or other remedial efforts. Further, in addition to risks related to license requirements, use of certain open-source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of the software. Any of these risks could be difficult to eliminate or manage, and, if not addressed, could have a negative effect on our business, financial condition and results of operations.

Risks Relating to Doing Business in China

The PRC government has significant oversight and discretion over our business operations, and it may influence or intervene in our operations as part of its efforts to enforce PRC law, which could result in a material adverse change in our operations and the value of our securities.

A major part of our operations is located in China. The PRC government has significant authority to influence and intervene in the China operations of an offshore holding company like ECARX Holdings at any time. Accordingly, our business, prospects, financial condition, and results of operations may be influenced to a significant degree by political, economic, and social conditions in China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the degree of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures to underscore the importance of the utilization of market forces for economic reform, the divestment of state ownership in productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in mainland China are still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through resources allocation, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to selected industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among different sectors of the economy. The Chinese government has implemented various measures to generate economic growth and guide the allocation of resources. Some of these measures may benefit the Chinese economy overall, but may have a negative effect on us. Any slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.

Uncertainties in the PRC legal system and the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us, hinder our ability and the ability of any holder of our securities to offer or continue to offer such securities, result in a material adverse change to our business operations, and damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our securities to significantly decline in value or become worthless.

The PRC legal system is evolving rapidly and PRC laws, regulations, and rules may change quickly with little or no advance notice. In particular, the legal system in mainland China is based on written statutes, and court decisions have limited precedential value. The interpretations of many laws, regulations, and rules in mainland China are done inconsistently, subjecting the enforcement of the same to a great deal of uncertainties. From time to time, we may have to resort to court and administrative proceedings to enforce our legal rights. However, since the administrative authorities in mainland China have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of a judicial or administrative proceeding in mainland China than in more developed legal systems. Furthermore, the PRC legal system is, in part, based on government policies and internal rules, some of which are not published in a timely manner, or at all, but which may have retroactive effect. As a result, we may not always be aware of an instance of violation of these policies and rules even after its occurrence. Such unpredictability towards our contractual, property (including intellectual property), and procedural rights could adversely affect our business and impede our ability to continue our operations.

Laws and regulations concerning our industries are also constantly evolving in China and the PRC government authorities may further promulgate new laws and regulations regulating our industries and other businesses we have already engaged in or may further expand into in the future. Although we have taken measures to comply with and avoid violation of applicable laws and regulations, we cannot assure you that our practice is and will remain in full compliance with applicable PRC laws and regulations.

In addition, the PRC government may regulate or intervene in our operations at any time, or may exercise more oversight and control at any time over offerings conducted outside of China and foreign investment in China-based companies. For example, the recently issued Opinions on Severely Cracking Down on Illegal Securities Activities According to Law emphasized the need to strengthen the management over illegal securities activities and the supervision on overseas listings by mainland China-based companies. These opinions propose to take effective measures, such as promoting the establishment of relevant regulatory systems, to deal with the risks and incidents facing mainland China-based overseas-listed companies, and fulfill the demand for cybersecurity and data privacy protection. These opinions and any future related implementation rules may subject us to additional compliance requirement in the future. As these opinions were recently issued, official guidance and interpretation of these opinions are absent in several material respects at this time.

Therefore, we cannot assure you that we will remain fully compliant with any new regulatory requirements or any future implementation rules on a timely basis, or at all. Any failure of us to fully comply with applicable laws and regulations may significantly limit or completely hinder our ability and the ability of any holder of our securities to offer or continue to offer such securities, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our securities to significantly decline in value or become worthless.

The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our offerings under PRC law, and, if so required, we cannot predict whether or when we will be able to obtain such approval or complete such filing, and even if we obtain such approval, it could be rescinded. Any failure to or delay in obtaining such approval or complying with such filing requirements in relation to our offerings, or a rescission of such approval, could subject us to sanctions imposed by the CSRC or other PRC government authorities.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six different PRC regulatory authorities in 2006 and amended in 2009, purports to require offshore special purpose vehicles that are controlled by PRC domestic companies, or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear. If the CSRC approval is required for any of our offshore listings and capital raising activities, it is uncertain whether we can or how long it will take us to obtain such approval and, even if we obtain such CSRC approval, such CSRC approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for our offshore listings and capital raising activities if such approval is required, or a rescission of such CSRC approval is obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

Furthermore, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in mainland China-based issuers. On July 6, 2021, the relevant PRC authorities promulgated the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law, or the Opinions, which, among others, emphasizes the need to strengthen cross-border regulatory cooperation and the administration and supervision of mainland China-based issuers, and to establish a comprehensive regulatory system for the application of mainland China capital market laws and regulations outside mainland China. On February 17, 2023, the CSRC released several regulations regarding the filing requirements for overseas offerings and listings by mainland China-based issuers, including the Overseas Listing Filing Rules which took effect on March 31, 2023. According to the Overseas Listing Filing Rules, the issuer or a major domestic operating company designated by the issuer, as the case may be, must make a filing with the CSRC in respect of its initial public offering or listing, follow-on offering and other equivalent offing activities. For an listed issuer which is already listed, it should also make filing in accordance with the Overseas Listing Filing Rules if: (i) it issues additional convertible bonds, exchangeable bonds or preferred shares, (ii) it issues additional securities in the same overseas market, excluding securities issued for the purpose of implementing equity incentive, distribution of stock dividends, share split, etc., (iii) it issues additional securities in several offerings within its authorized scope; or (iv) it conducts a secondary listing or primary listing in any other overseas market. Failure to comply with the filing requirements may result in fines to the relevant PRC domestic companies, suspension of their businesses, revocation of their business licenses and operation permits and fines on the controlling shareholder and other responsible persons.

On February 17, 2023, the CSRC issued the Notice on Administrative Arrangements for the Filing of Domestic Enterprise’s Overseas Offering and Listing, which stipulates that mainland China-based issuers like us that have completed overseas listings prior to March 31, 2023 are not required to file with the CSRC in accordance with the Overseas Listing Filing Rules immediately, but must carry out filing procedures as required if we conduct refinancing or if other circumstances arise which require us to make a filing with the CSRC.

Given the recency of the promulgation of the Overseas Listing Filing Rules, there is a general lack of guidance and substantial uncertainties exist with respect to its interpretation and implementation; it is also uncertain if the rules are subject to further changes. If circumstances arise which require us to make a filing or reporting, such as additional offshore listings, refinancing and other capital raising activities conducted by us, or the occurrence of other major events with respect to us, including but not limited to the change of control, investigation or punishment by overseas securities regulatory authorities or relevant competent authorities, the change of listing status or listing sector, voluntarily or forced delisting, and the change of our major business activities, we cannot assure you that we will be able to complete such filing or reporting or fully comply with the relevant rules and requirements in a timely manner or at all given the substantial uncertainties surrounding the CSRC filing requirements. For more details of the Opinions and the Overseas Listing Rules, see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation on Mergers and Acquisitions and Overseas Listing.”

In addition, on December 28, 2021, the CAC and several other administrations jointly issued the revised Measures for Cybersecurity Review, or the Revised Review Measures, which took effect and replaced the existing Measures for Cybersecurity Review on February 15, 2022. According to the Revised Review Measures, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Based on a set of Q&A published on the official website of the CAC in connection with the issuance of the Revised Review Measures, an official of the CAC indicated that an online platform operator should apply for a cybersecurity review prior to the submission of its listing application with securities regulators outside mainland China. After the receipt of all required application materials, the authorities must determine, within ten business days thereafter, whether a cybersecurity review will be initiated. If a review is initiated and the authorities conclude after such review that the listing will affect national security, the listing of the relevant applicant will be prohibited.

On February 24, 2023, the CSRC and several other administrations jointly released the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Archives Rules, which took effect on March 31, 2023. The Archives Rules apply to both overseas direct offerings and overseas indirect offerings. The Archives Rules provides that, among other things, (i) in relation to the overseas listing activities of mainland China-based issuers, the domestic enterprises involved are required to strictly comply with the relevant requirements on confidentiality and archives management, establish a sound confidentiality and archives system, and take necessary measures to implement their confidentiality and archives management responsibilities; (ii) during the course of an overseas offering and listing, if a domestic enterprise needs to publicly disclose or provide to securities companies, accounting firms or other securities service providers and overseas regulators, any materials that contain relevant state secrets or that have a sensitive impact (i.e. be detrimental to national security or the public interest if divulged), the domestic enterprise should complete the relevant approval/filing and other regulatory procedures; and (iii) working papers produced in China by securities companies and securities service institutions, which provide domestic enterprises with securities services during their overseas issuance and listing, should be stored in mainland China, and the transmission of any such working papers to recipients outside mainland China must be approved by competent PRC authorities.

As of the date of this annual report, we have not been involved in any investigations or cybersecurity review initiated by the CAC and we have not received any official inquiry, notice, warning, or sanctions regarding cybersecurity and overseas listing from the CAC, the CSRC or any other PRC authorities. Based on the opinion of our mainland China legal counsel, Han Kun Law Offices, according to its interpretation of the currently in effect laws and regulations in mainland China, we believe that, as of the date of this annual report, our past offerings do not require the application or completion of any cybersecurity review or any other permission or approval from government authorities in mainland China including the CSRC. However, given (i) the uncertainties with respect to the enactment, implementation and interpretation of the Overseas Listing Filing Rules and laws and regulations relating to data security, privacy and cybersecurity; and (ii) that the PRC government authorities have significant discretion in interpreting and implementing statutory provisions in general, we cannot be assured that the relevant PRC government authorities will not take a contrary position or adopt different interpretations, or that there will not be changes in the regulatory landscape. In other words, the application and completion of a cybersecurity review and other permissions and approvals from PRC government authorities, including the CSRC, may be required in connection with the offerings.

If (i) we do not receive or maintain any required permission, or fail to complete any required review or filing, (ii) we inadvertently conclude that such permission, review or filing is not required, or (iii) applicable laws, regulations, or interpretations change such that it becomes mandatory for us to obtain any permission, review or filing in the future, we may have to expend significant time and costs to comply with these requirements. If we are unable to do so, on commercially reasonable terms, in a timely manner or otherwise, we may become subject to sanctions imposed by the PRC regulatory authorities, which could include fines and penalties, proceedings against us, and other forms of sanctions, and our ability to conduct our business, invest into China as foreign investments or accept foreign investments, or list on a U.S. or other overseas exchange may be restricted, and our business, reputation, financial condition, and results of operations may be materially and adversely affected. Further, our ability to offer or continue to offer securities to investors may be significantly limited or completely hindered, and the value of our securities may significantly decline and such securities may become worthless.

If it is determined in the future that approval from or filing with the CSRC, the CAC or other governmental agencies are required for the Business Combination (on a retrospective basis), our listing or our offerings, it is uncertain whether we can, or how long it will take us to, obtain such approval or complete such filing procedures and any such approval could be rescinded. Any failure to obtain or delay in obtaining clearance of such approval or completing such filing procedures for the Business Combination, our listing or our offerings, or a rescission of any such approval if obtained by us, would subject us to regulatory actions or other sanctions by the CSRC, the CAC or other PRC regulatory authorities for failure to seek required government authorization in respect of the same. These government authorities may impose fines, restrictions and penalties on our operations in China, such as revocation of our licenses, or shutting down part or all of our operations, limit our ability to pay dividends outside mainland China, limit our operating privileges in China, unwind the Business Combination, or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our securities. The PRC government authorities may also take actions requiring us, or making it advisable for us, to suspend our offerings before settlement and delivery. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur.

In addition, if CSRC or other government authorities subsequently promulgate new rules or issue explanations mandating that we complete filings or obtain approvals, registrations or other kinds of authorizations for the Business Combination, our listing or our offerings, on a retrospective basis, we cannot assure you that we will be able to obtain such approvals or authorizations (or that once obtained such approvals or authorizations will not be revoked), or to complete the required procedures (including filing procedures) or other requirements in a timely manner, or at all, or to obtain any waiver of the aforesaid regulatory requirements if and when procedures are established to obtain such a waiver. All of these could have a material adverse effect on the trading price of our securities and could significantly limit or completely hinder our ability and the ability of any holder of our securities to offer or continue to offer such securities.

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The auditor is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in our securities were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in mainland China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we and investors in our securities would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in our securities to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our securities may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in mainland China and Hong Kong. The delisting of our securities, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our securities from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our securities are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our securities will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our securities when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our securities. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

Additional disclosure requirements to be adopted by and regulatory scrutiny from the SEC in response to risks related to companies with substantial operations in China, which could increase our compliance costs, subject us to additional disclosure requirements, and/or suspend or terminate our future securities offerings, making capital-raising more difficult.

On July 30, 2021, in response to the recent regulatory developments in China and actions adopted by the PRC government, the Chairman of the SEC issued a statement asking the SEC staff to seek additional disclosures from offshore issuers associated with China-based operating companies before their registration statements will be declared effective. As such, the offering of our securities may be subject to additional disclosure requirements and review that the SEC or other regulatory authorities in the United States may adopt for companies with China-based operations, which could increase our compliance costs, subject us to additional disclosure requirements, and/or suspend or terminate our future securities offerings, making capital-raising more difficult.

The M&A Rules and certain other PRC regulations establish complex procedures for certain acquisitions of PRC domestic companies, which could make it more difficult for us to pursue growth through acquisitions in China.

A number of PRC laws and regulations have established procedures and requirements that could make merger and acquisition activities in mainland China by foreign investors more time consuming and complex. In addition to the Anti-monopoly Law itself, these include the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, the Rules of the Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated in 2011, and the Measures for the Security Review of Foreign Investment promulgated by the NDRC and the Ministry of Commerce of the PRC, or the MOFCOM, in December 2020 and came into force on January 18, 2021. These laws and regulations impose requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a mainland Chinese company. In addition, pursuant to relevant anti-monopoly laws and regulations, the SAMR should be notified in advance of any concentration of undertaking if certain thresholds are triggered. In light of the uncertainties relating to the interpretation, implementation and enforcement of the anti-monopoly laws and regulations of the PRC, we cannot assure you that the anti-monopoly law enforcement agency will not deem our future acquisitions or investments to have triggered filing requirement for anti-monopoly review. Moreover, mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over PRC domestic companies that raise “national security” concerns are subject to strict review by the NDRC and the MOFCOM, and prohibit any attempt to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement.

In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the relevant regulations to complete such transactions could be time consuming, and any required approval processes, including clearance from the SAMR and approval from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Substantial uncertainties exist with respect to the interpretation and implementation of newly enacted 2019 PRC Foreign Investment Law and its Implementation Rules.

On March 15, 2019, the PRC National People’s Congress approved the 2019 PRC Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of then existing laws regulating foreign investment in mainland China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law, and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. On December 26, 2019, the PRC State Council approved the Implementation Rules of Foreign Investment Law, which came into effect on January 1, 2020. The 2019 PRC Foreign Investment Law and its Implementation Rules embody a regulatory trend in mainland China that aims to bring its foreign investment regulatory regime in line with prevailing international practices, and represent the legislative endeavors to unify corporate legal requirements applicable to foreign and domestic investments. However, since the 2019 PRC Foreign Investment Law and its Implementation Rules are relatively new, substantial uncertainties exist with respect to their interpretations and implementations.

The 2019 PRC Foreign Investment Law specifies that foreign investments shall be conducted in line with the “negative list” to be issued by or approved to be issued by the State Council. A foreign invested enterprise would not be allowed to make investments in prohibited industries set out in the “negative list” while a foreign invested enterprise must satisfy certain conditions stipulated in the “negative list” for investment in restricted industries. While our mainland China subsidiaries are not currently subject to foreign investment restrictions as set forth in the presently effective Special Administrative Measures for Entry of Foreign Investment (Negative List) (2021 Version), or the 2021 Negative List, it is uncertain whether any of their business operation will be subject to foreign investment restrictions or prohibitions set forth in the “negative list” to be issued in the future. If any part of our business operation falls in the “negative list” or if the interpretation and implementation of the 2019 PRC Foreign Investment Law and any future “negative list” mandate further actions, such as market entry clearance granted by the MOFCOM, we face uncertainties as to whether such clearance can be timely obtained, or at all. We cannot assure you that the relevant government authorities will not interpret or implement the 2019 PRC Foreign Investment Law in the future in a way that will materially impact the viability of our current corporate governance and business operations.

Regulations in mainland China of loans to and direct investment in PRC domestic companies by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans to or make additional capital contributions to our mainland China subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

ECARX Holdings is an offshore holding company and we conduct our operations in mainland China primarily through our mainland China subsidiaries. We may make additional capital contributions or loans to our mainland China subsidiaries, which are treated as foreign invested enterprises under the law in mainland China. Any loans by us to our mainland China subsidiaries are subject to regulations and foreign exchange loan registrations of mainland China. For example, with respect to the registration, loans by us to our mainland China subsidiaries to finance their activities must be registered with the relevant local counterpart of the State Administration of Foreign Exchange of the PRC, or SAFE, or filed with SAFE in its information system; with respect to the outstanding amounts of loans, (i) if the relevant mainland China subsidiaries adopt the traditional foreign exchange administration mechanism, the outstanding amount of loans shall not exceed the difference between the total investment and the registered capital of the mainland China subsidiaries; and (ii) if the relevant mainland China subsidiaries adopt the relatively new foreign debt mechanism, the outstanding amount of loans shall not exceed 200% of the net asset of the relevant mainland China subsidiaries. We may also finance our mainland China subsidiaries by means of capital contributions. These capital contributions must be reported to or filed or registered with the MOFCOM, and the SAMR, or their local counterparts.

Pursuant to the Circular on the Reforming of the Management Method of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect on June 1, 2015 and was last amended on March 23, 2023, and the Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, which was promulgated in June 2016, foreign-invested enterprises may either continue to follow the current payment-based foreign currency settlement system or choose to follow the “conversion-at-will” system for foreign currency settlement. SAFE Circular 19 and SAFE Circular 16, therefore, have substantially lifted the restrictions on the use by a foreign-invested enterprise of its Renminbi registered capital, foreign debt and repatriated funds raised through overseas listing converted from foreign currencies. Nevertheless, SAFE Circular 19 and SAFE Circular 16 reiterate the principle that Renminbi converted from the foreign currency-denominated capital of a foreign invested company may not be directly or indirectly used for purposes beyond its business scope and prohibit foreign-invested companies from using such Renminbi fund to provide loans to persons other than affiliates unless otherwise permitted under their business scopes.

Under the laws and regulations in mainland China, we are permitted to utilize the proceeds of any financing outside mainland China to fund our mainland China subsidiaries by making loans to or additional capital contributions to our mainland China subsidiaries, subject to applicable government registration, statutory limitations on amount and approval requirements. These laws and regulations may significantly limit our ability to use Renminbi converted from the net proceeds of any financing outside mainland China to fund the establishment of new entities in mainland China by our mainland China subsidiaries, to invest in or acquire any other PRC domestic companies through our mainland China subsidiaries.

We may rely on dividends and other distributions on equity paid by our mainland China subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our mainland China subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

ECARX Holdings is a holding company, and we may rely on dividends and other distributions on equity paid by our mainland China subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. Current regulations in mainland China permit our mainland China subsidiaries to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with the accounting standards and regulations in mainland China. In addition, each of our mainland China subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital.

As of December 31, 2022, most of our mainland China subsidiaries at that time had not made appropriations to statutory reserves as our mainland China subsidiaries at that time reported accumulated loss. For a detailed discussion of applicable PRC regulations governing distribution of dividends, see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation on Dividend Distribution.”

Additionally, if our mainland China subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends or make other distributions to us. In addition, the incurrence of indebtedness by our mainland China subsidiaries could result in operating and financing covenants and undertakings to creditors that would restrict the ability of our mainland China subsidiaries to pay dividends to us.

Any limitation on the ability of our mainland China subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See “—If we are classified as a mainland China resident enterprise for purposes of income tax in mainland China, such classification could result in unfavorable tax consequences to us and our non-mainland China shareholders.”

It may be difficult for overseas regulators to conduct investigations or collect evidence within mainland China.

Shareholder claims or regulatory investigation that are common in jurisdictions outside mainland China are difficult to pursue as a matter of law or practicality in mainland China. For example, in mainland China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside mainland China. Although the authorities in mainland China may establish a regulatory cooperation mechanism with the securities regulators of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulators in the United States or other jurisdictions may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law which took effect in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within mainland China, and without the consent by the Chinese securities government authorities and the other competent governmental agencies, no entity or individual may provide documents or materials related to securities business to any foreign party. The Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies which took effect on March 31, 2023 also provide that where an overseas securities regulator and a competent overseas authority requests to inspect, investigate or collect evidence from a mainland Chinese company concerning its overseas offering and listing, such inspection, investigation and evidence collection shall be conducted under a cross-border regulatory cooperation mechanism, and the mainland Chinese company shall first obtain approval from the CSRC or other competent PRC authorities before cooperating with the inspection and investigation by the overseas securities regulator or competent overseas authority, or providing documents and materials requested in such inspection and investigation. While detailed interpretation of or implementation relevant rules have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigations or evidence collection activities within mainland China and the potential obstacles for information provision may further increase difficulties faced by you in protecting your interests.

Increases in labor costs and enforcement of stricter labor laws and regulations in China may adversely affect our business and our profitability.

China’s overall economy and the average wage in China have increased in recent years and are expected to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will increase. Unless we are able to pass on these increased labor costs to those who pay for our services, our profitability and results of operations may be materially and adversely affected.

In addition, we have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees, limitation with respect to utilization of labor dispatching, applying for foreigner work permits, labor protection and labor condition and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law and its implementation rules, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employee’s probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the PRC Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations.

Companies registered and operating in mainland China are required under the PRC Social Insurance Law (latest amended in 2018) and the Regulations on the Administration of Housing Funds (latest amended in 2019) to, apply for social insurance registration and housing fund deposit registration within 30 days of their establishment, and to pay for their employees different social insurance including pension insurance, medical insurance, work-related injury insurance, unemployment insurance, and maternity insurance to the extent required by law.

Because the interpretation and implementation of labor-related laws and regulations are still evolving, our employment practices may violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. We cannot assure you that we have complied or will be able to comply with all labor-related law and regulations including those relating to obligations to make full social insurance payments and contribute to the housing provident funds. If we are found to have violated applicable labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations could be adversely affected.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management based on foreign laws.

ECARX Holdings is an exempted company incorporated under the laws of the Cayman Islands, while we conduct substantially all of our operations in China, and substantially all of our assets are located in China. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside China. In addition, mainland China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in mainland China of judgments of a court in any of these jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible. For additional information, please see the “Item 6. Directors, Senior Management and Employees––Enforceability of Civil Liability and Agent for Service of Process in the United States.”

Fluctuations in exchange rates could have a material and adverse effect on our results of operations.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

There remains significant international pressure on the PRC government to adopt a more flexible currency policy. Any significant appreciation or depreciation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our securities in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive into Renminbi to pay our operating expenses, appreciation of Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, a significant depreciation of Renminbi against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our securities.

Very limited hedging options are available in mainland China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by exchange control regulations in mainland China that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Moreover, certain information presented in this annual report has been converted from Renminbi to U.S. dollars at the exchange rate referenced above. While such conversions are provided for convenience only, any appreciation or depreciation in the value of Renminbi relative to the U.S. dollar could cause the results of conversion using a rate that is different from the foregoing rate to differ materially from those contained in this annual report.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively.

The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of mainland China. Under existing foreign exchange regulations in mainland China, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into a foreign currency and remitted out of mainland China to pay capital expenses, such as the repayment of loans denominated in foreign currencies. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation on Foreign Exchange.”

Since 2016, the PRC government has tightened its foreign exchange policies again and stepped up scrutiny of major outbound capital movement. More restrictions and a substantial vetting process have been put in place by SAFE to regulate cross-border transactions falling under the capital account. The PRC government may also restrict access in the future to foreign currencies for current account transactions, at its discretion. We receive substantially all of our revenues in Renminbi. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholder.

Regulations in mainland China relating to offshore investment activities by mainland China residents may limit our mainland China subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our mainland China resident beneficial owners to liability and penalties under the law of mainland China.

SAFE requires mainland China residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such mainland China residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes certain material events. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation on Foreign Exchange—Offshore Investment by Mainland China Residents.”

If our shareholders who are mainland China residents or entities do not complete their registration with the local SAFE branches, our mainland China subsidiaries may be prohibited from distributing their profits and any proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our mainland China subsidiaries. Moreover, failure to comply with SAFE registration requirements could result in liability under the law of mainland China for evasion of applicable foreign exchange restrictions.

However, we may not be informed of the identities of all the mainland China residents or entities holding direct or indirect interests in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are mainland China residents or entities have complied with, and will in the future make any registrations or obtain any approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our mainland China subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our mainland China subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject plan participants in mainland China or us to fines and other legal or administrative sanctions.

Under SAFE regulations, mainland China residents who participate in a stock incentive plan in an overseas publicly listed company are required to register with SAFE or its local branches and complete certain other procedures. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation on Labor—Employee Stock Incentive Plan.” We and our mainland China resident employees who participate in our share incentive plans are subject to these regulations since we became a public company listed in the United States. If we or any of these resident employees fail to comply with these regulations, we or such employees may be subject to fines and other legal or administrative sanctions. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers, and employees under PRC laws.

Discontinuation of any of the preferential tax treatments and government subsidies or imposition of any additional taxes and surcharges could adversely affect our financial condition and results of operations.

Our mainland China subsidiaries have received various financial subsidies from PRC local government authorities. The financial subsidies result from discretionary incentives and policies adopted by PRC local government authorities. Local governments may decide to change or discontinue such financial subsidies at any time. The discontinuation of such financial subsidies or imposition of any additional taxes could adversely affect our financial condition and results of operations.

If we are classified as a mainland China resident enterprise for purposes of income tax in mainland China, such classification could result in unfavorable tax consequences to us and our non-mainland China shareholders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of mainland China with a “de facto management body” within mainland China is considered a mainland China resident enterprise. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. The State Administration of Taxation, or the SAT, issued a circular in April 2009 and amended it in January 2014, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a mainland China-controlled enterprise that is incorporated offshore is located in mainland China. Although Circular 82 only applies to offshore enterprises controlled by enterprises or enterprise groups in mainland China, not those controlled by individuals in mainland China or foreigners like us, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a mainland Chinese company or a mainland Chinese company group will be regarded as a mainland China tax resident by virtue of having its “de facto management body” in mainland China and will be subject to enterprise income tax in mainland on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in mainland China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in mainland China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in mainland China; and (iv) at least 50% of voting board members or senior executives habitually reside in mainland China.

We believe that none of our entities outside of mainland China is a mainland China resident enterprise for tax purposes. However, the tax resident status of an enterprise is subject to determination by the tax authorities in mainland China and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the tax authorities in mainland China determine that we are a mainland China resident enterprise for enterprise income tax purposes, we will be subject to the enterprise income tax on our global income at the rate of 25% and we will be required to comply with mainland China enterprise income tax reporting obligations. In addition, we may be required to withhold a 10% withholding tax from interest or dividends we pay to our shareholders that are non-mainland China resident enterprises. In addition, non-mainland China resident enterprise shareholders may be subject to mainland China tax at a rate of 10% on gains realized on the sale or other disposition of ordinary shares, if such income is treated as sourced from within mainland China. Furthermore, if tax authorities in mainland China determine that we are a mainland China resident enterprise for enterprise income tax purposes, interest or dividends paid to our non-mainland China individual shareholders and any gain realized on the transfer of ordinary shares by such holders may be subject to mainland China tax at a rate of 20% (which, in the case of interest or dividends, may be withheld at source by us), if such gains are deemed to be from mainland China sources. These rates may be reduced by an applicable tax treaty, but it is unclear whether our non-mainland China shareholders would be able to claim the benefits of any tax treaties between their country of tax residence and mainland China in the event that we are treated as a mainland China resident enterprise.

We may not be able to obtain certain benefits under relevant tax treaty on dividends paid by our mainland China subsidiaries to us through our Hong Kong subsidiary.

ECARX Holdings is a holding company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our mainland China subsidiaries to satisfy part of its liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a mainland China resident enterprise to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with mainland China that provides for preferential tax treatment. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a mainland Chinese company. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Treaties, which took effect in January 2020, require non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report and materials with the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxation—China.”

As of December 31, 2022, most of our subsidiaries located in mainland China reported accumulated loss and therefore they had no retained earnings for offshore distribution. In the near term, we intend to re-invest all earnings, if any, generated from our mainland China subsidiaries for the operation and expansion of our business in China. Should our tax policy change to allow for offshore distribution of our earnings, we would be subject to a significant withholding tax. Our determination regarding our qualification to enjoy the preferential tax treatment could be challenged by the relevant tax authority and we may not be able to complete the necessary filings with the relevant tax authority and enjoy the preferential withholding tax rate of 5% under the arrangement with respect to dividends to be paid by our mainland China subsidiaries to our Hong Kong subsidiary.

We face uncertainty with respect to indirect transfers of equity interests in mainland China resident enterprises by their non-mainland China holding companies.

In February 2015, the State Administration of Taxation, or the SAT, issued the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Circular 7. Circular 7 extends its tax jurisdiction to not only indirect transfers but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, Circular 7 provides certain criteria on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. Circular 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-mainland China resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-mainland China resident enterprise being the transferor, or the transferee, or the mainland China entity which directly owned the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the tax authority in mainland China may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring tax in mainland China. As a result, gains derived from such indirect transfer may be subject to enterprise income tax in mainland China, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a mainland China resident enterprise. On October 17, 2017, the SAT issued Circular on Issues of Tax Withholding regarding Non-PRC Resident Enterprise Income Tax, or Circular 37, which came into effect on December 1, 2017 and was amended on June 15, 2018. Circular 37 further clarifies the practice and procedure of the withholding of nonresident enterprise income tax.

We face uncertainties on the reporting and consequences of future private equity financing transactions, share exchanges or other transactions involving the transfer of shares in our company by investors that are non-mainland China resident enterprises. The tax authorities in mainland China may pursue such non-mainland China resident enterprises with respect to a filing or the transferees with respect to withholding obligations, and request our mainland China subsidiaries to assist in the filing. As a result, we and non-mainland China resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed under Circular 7 and Circular 37, and may be required to expend valuable resources to comply with them or to establish that we and our non-mainland China resident enterprises should not be taxed under these regulations, which may have a material adverse effect on our financial condition and results of operations.

If the custodians or authorized users of controlling non-tangible assets of our company, including our corporate chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations could be materially and adversely affected.

Under the law of mainland China legal documents of PRC domestic companies for corporate transactions are executed using the chops or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant branch of the SAMR.

Although we usually utilize chops to enter into contracts, the designated legal representatives of each of our mainland China subsidiaries have the apparent authority to enter into contracts on behalf of such entities without chops and bind such entities. In order to maintain the physical security of our chops and chops of our mainland China entities, we generally store these items in secured locations accessible only by the authorized personnel in the legal or finance department of each of our subsidiaries. Although we monitor such authorized personnel, there is no assurance such procedures will prevent all instances of abuse or negligence. Accordingly, if any of our authorized personnel misuse or misappropriate our corporate chops or seals, we could encounter difficulties in maintaining control over the relevant entities and experience significant disruption to our operations. If a designated legal representative obtains control of the chops in an effort to obtain control over any of our mainland China subsidiaries, we or our mainland China subsidiaries would need to pass a new shareholders or board resolution to designate a new legal representative and we would need to take legal action to seek the return of the chops, apply for new chops with the relevant authorities, or otherwise seek legal redress for the violation of the representative’s fiduciary duties to us, which could involve significant time and resources and divert management attention away from our regular business. In addition, the affected entity may not be able to recover corporate assets that are sold or transferred out of our control in the event of such a misappropriation if a transferee relies on the apparent authority of the representative and acts in good faith.

Our leased property interest or entitlement to other facilities or assets may be defective or subject to lien and our right to lease, own or use the properties affected by such defects or lien challenged, which could cause significant disruption to our business.

Under the law in mainland China, all lease agreements are required to be registered with the local housing authorities. We presently lease several premises in mainland China, some of which have not completed the registration of the ownership rights or the registration of our leases with the relevant authorities. Failure to complete these required registrations may expose our landlords, lessors and us to potential monetary fines. If these registrations are not obtained in a timely manner or at all, we may be subject to monetary fines or may have to relocate our offices and incur the associated losses.

We cannot assure you that the lessors of our leased properties are entitled to lease the relevant real properties to us. If the lessors are not entitled to lease the real properties to us and the owners of such real properties decline to ratify the lease agreements between us and the respective lessors, we may not be able to enforce our rights to lease such properties under the respective lease agreements against the owners. Meanwhile, registered mortgage of property right may over leased properties before such properties are leased to some of our mainland China subsidiaries. In addition, some registered addresses of mainland China subsidiaries may be inconsistent with the actual operating addresses, and the actual uses of some land leased to some of our mainland China subsidiaries are inconsistent with the planned use indicated on the ownership certificate of such land. If our lease agreements are claimed as null and void by third parties who are the real owners of such leased real properties, we could be required to vacate the properties, in the event of which we could only initiate the claim against the lessors under relevant lease agreements for indemnities for their breach of the relevant leasing agreements. In addition, we may not be able to renew our existing lease agreements before their expiration dates, in which case we may be required to vacate the properties. We cannot assure you that suitable alternative locations are readily available on commercially reasonable terms, or at all, and if we are unable to relocate our operations in a timely manner, our operations may be adversely affected.

Risks Relating to Our Securities

The price of our securities may be volatile, and the value of our securities may decline.

We cannot predict the prices at which our securities will trade. The price of our securities may not bear any relationship to any established criteria of the value of our business or prospects, and the market price of our securities may fluctuate substantially. In addition, the trading price of our securities could be subject to fluctuations in response to various factors, some of which are beyond our control. These fluctuations could cause you to lose all or part of your investment in our securities as you might be unable to sell these securities at or above the price you paid for the securities. Factors that could cause fluctuations in the trading price of our securities include the following:

●	actual or anticipated fluctuations in our financial condition or results of operations;
●	variance in our financial performance from the expectations of securities analysts;
●	changes in our projected operating and financial results;
●	changes in laws or regulations applicable to our business;
●	announcements by us or our competitors of significant business developments, acquisitions or new offerings;
●	sales of our securities by us, our shareholders or our warrant holders, as well as the anticipation of lockup releases;
●	significant breaches of, disruptions to or other incidents involving our information technology systems or those of our business partners;
●	our involvement in litigation;
●	conditions or developments affecting our industry;
●	changes in senior management or key personnel;

●	the trading volume of our securities;
●	changes in the anticipated future size and growth rate of our markets;
●	publication of research reports or news stories about us, our competitors or our industry, or positive or negative recommendations or withdrawal of research coverage by securities analysts;
●	general economic and market conditions; and
●	other events or factors, including those resulting from war, incidents of terrorism, global pandemics or responses to these events.

A market for our securities may not develop or be sustained, which would adversely affect the liquidity and price of our securities.

As of the date of this annual report, a substantial amount of our shares is subject to transfer restrictions. An active trading market for our securities may never develop or, if developed, may not be sustained. In addition, the price of our securities may vary due to general economic conditions and forecasts, our general business condition and the release of our financial reports. Additionally, if our securities are not listed on Nasdaq and are quoted on the OTC Bulletin Board (an inter-dealer automated quotation system for equity securities that is not a national securities exchange), the liquidity and price of our securities may be more limited than if we were quoted or listed on Nasdaq or another national securities exchange. You may be unable to sell our securities unless a market can be established or sustained.

If we do not meet the expectations of equity research analysts, if they do not publish research reports about our business or if they issue unfavorable commentary or downgrade our securities, the price of our securities could decline.

The trading market for our securities relies in part on the research reports that equity research analysts publish about us and our business. The estimates of such analysts are based upon their own opinions and may be different from our estimates or expectations. If our results of operations are below the estimates or expectations of equity research analysts and investors, the price of our securities could decline. Moreover, the price of our securities could decline if one or more equity research analysts downgrade our securities or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.

Sales of a substantial number of our securities in the public market could cause the price of our securities to fall.

Sales of a substantial number of Registered Securities, or the perception that those sales might occur, could result in a significant decline in the public trading price of our securities and could impair our ability to raise capital through the sale or issuance of additional equity securities.

Future issuance of Ordinary Shares will result in additional dilution of the percentage ownership of our shareholders and could cause our share price to fall.

Additional Class A Ordinary Shares are issuable upon conversion of the Investor Notes (which are of an aggregate principal amount of US$65 million Investor Notes) at a conversion price of US$11.5 per share (subject to customary adjustments on the conversion price). In addition, we may need additional capital in the future to finance our operations. We may sell Ordinary Shares, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. Furthermore, we may issue additional Ordinary Shares in connection with the grant of equity awards to employees under our equity incentive plans. Any such issuance of additional share capital may cause shareholders to experience significant dilution of their ownership interests and the value of our securities to decline.

Exercise of the Warrants could increase the number of Class A Ordinary Shares eligible for future resale in the public market and result in dilution to its shareholders.

As of March 31, 2023, there were 23,871,971 Warrants outstanding. Each Warrant entitles its holder to purchase one Class A Ordinary Share at an exercise price of US$11.50 per share (subject to adjustment). To the extent Warrants are exercised, additional Class A Ordinary Shares will be issued, which will result in dilution to our then existing shareholders and increase the number of Class A Ordinary Shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could depress the market price of the Class A Ordinary Shares.

The Warrants may never be in the money, and they may expire worthless.

The exercise price for the Warrants is US$11.50 per share (subject to adjustment). The likelihood that warrant holders will exercise the Warrants and any cash proceeds that we would receive are dependent upon the market price of our Class A Ordinary Shares, among other things. If the market price for our Ordinary Shares is less than US$11.50 per share, we believe warrant holders will be unlikely to exercise their Warrants. There is no assurance that the Warrants will be “in the money” prior to their expiration or that the warrant holders will exercise their Warrants.

We may redeem your unexpired Public Warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.

We have the ability to redeem outstanding Public Warrants at any time after they become exercisable and prior to their expiration, at a price of US$0.01 per warrant, provided that the last reported sale price of our Ordinary Shares equals or exceeds US$18.00 per share (as adjusted) for any 20 trading days within a 30 trading-day period ending on the third trading day prior to the date on which we give proper notice of such redemption and there is an effective registration statement covering the issuance of Ordinary Shares issuable upon exercise of the Warrants. Redemption of the outstanding Public Warrants could force you (i) to exercise your Public Warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) to sell your Public Warrants at the then-current market price when you might otherwise wish to hold your Public Warrants, or (iii) to accept the nominal redemption price, which, at the time the outstanding Public Warrants are called for redemption, is likely to be substantially less than the market value of your Public Warrants.

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of Class A Ordinary Shares may consider beneficial.

ECARX Holdings adopts a dual-class voting structure such that our ordinary share capital consists of Class A Ordinary Shares and Class B Ordinary Shares. Both Class A Ordinary Shares and Class B Ordinary Shares confer the same rights other than voting and conversion rights. Each holder of Class A Ordinary Shares is entitled to one vote per share and each holder of Class B Ordinary Shares is entitled to 10 votes per share on all matters submitted to them for a vote. Class A Ordinary Shares and Class B Ordinary Shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. The memorandum and articles of association of ECARX, as amended from time to time, may provide for the instances where the holders of Class A Ordinary Shares and Class B Ordinary Shares may vote as a separate class. Under the amended and restated memorandum and articles of association of ECARX Holdings, Class A Ordinary Shares and Class B Ordinary Shares will vote as a separate class if any rights attaching to either Class A Ordinary Shares or Class B Ordinary Shares are being materially and adversely varied. Such variation requires the consent in writing of the holders of at least two-thirds of the issued Class A Ordinary Shares or Class B Ordinary Shares (as the case may be) or with the sanction of a special resolution passed at a separate meeting of the holders of Class A Ordinary Shares or Class B Ordinary Shares (as the case may be). The Companies Act (As Revised) of the Cayman Islands also provides where a compromise or arrangement is proposed between a Cayman Islands company and its shareholders or any class of them, the court may, on the application of the company or of any shareholder of the company, order a meeting of the shareholders of the company or class of shareholders, as the case may be, to be summoned in such manner as the court directs. Each Class B Ordinary Share is convertible into one Class A Ordinary Share, whereas Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Upon any transfer of Class B Ordinary Shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B Ordinary Shares are automatically and immediately converted into the equal number of Class A Ordinary Shares.

Mr. Eric Li (Li Shufu) and Mr. Ziyu Shen, founders of ECARX, collectively own all of the Class B Ordinary Shares. These Class B Ordinary Shares constitute approximately 14.5% of our total issued and outstanding share capital and 62.9% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure. As a result of the dual-class share structure and the concentration of control, holders of Class B Ordinary Shares have considerable influence over matters such as decisions regarding election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of control may discourage, delay, or prevent a change in control of us, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of us and may reduce our share price. This concentrated control will limit the ability of holders of Class A Ordinary Shares to influence corporate matters and could discourage others from pursuing any potential merger, takeover, or other change of control transactions that holders of Class A Ordinary Shares may view as beneficial.

The dual-class structure of our ordinary shares may adversely affect the trading market for our securities.

Certain shareholder advisory firms have announced changes to their eligibility criteria for inclusion of securities of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our ordinary shares may prevent the inclusion of our securities in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our securities. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our securities.

The Warrant Agreement designates the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of the Warrants, which could limit the ability of Warrant holders to obtain a favorable judicial forum for disputes with us in connection with such Warrants.

The Warrant Agreement provides that, subject to applicable law, (i) any action, proceeding or claim against us arising out of or relating in any way to the Warrant Agreement, will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and (ii) we irrevocably submit to such jurisdiction, which jurisdiction shall be the exclusive forum for any such action, proceeding or claim. We have waived any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum. Notwithstanding the foregoing, these provisions of the Warrant Agreement do not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. Any person or entity purchasing or otherwise acquiring any interest in any Warrants under the Warrant Agreement shall be deemed to have notice of and to have consented to the forum provisions of the Warrant Agreement. If any action, the subject matter of which is within the scope of the forum provisions of the Warrant Agreement, is filed in a court other than a court of the State of New York or the United States District Court for the Southern District of New York (a “foreign action”) in the name of any holder of the warrants, such holder shall be deemed to have consented to: (i) the personal jurisdiction of the state and federal courts located in the State of New York in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”), and (ii) having service of process made upon such holder in any such enforcement action by service upon such warrant holder’s counsel in the foreign action as agent for such holder.

The choice-of-forum provision limits a Warrant holder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us, which may discourage such lawsuits. Alternatively, if a court were to find this provision of the Warrant Agreement inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and board of directors.

The requirements of being a public company may strain our resources, divert our management’s attention and affect our ability to attract and retain qualified board members.

We are subject to the reporting requirements of the Securities Exchange Act of 1934, the Sarbanes-Oxley Act, the Dodd-Frank Act, Nasdaq Global Market listing requirements and other applicable securities rules and regulations. As such, we incur relevant legal, accounting and other expenses, and these expenses may increase even more if we no longer qualify as an “emerging growth company,” as defined in Section 2(a) of the Securities Act. The Exchange Act requires, among other things, that we file annual and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We may need to hire more employees or engage outside consultants to comply with these requirements, which will increase our costs and expenses.

Changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We expect these laws and regulations to increase our legal and financial compliance costs and to render some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty.

Many members of our management team have limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage the transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and regulations and the continuous scrutiny of securities analysts and investors. The need to establish the corporate infrastructure demanded of a public company may divert the management’s attention from implementing our growth strategy, which could prevent us from improving our business, financial condition and results of operations. Furthermore, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and consequently we may be required to incur substantial costs to maintain the same or similar coverage. These additional obligations could have a material adverse effect on our business, financial condition, results of operations and prospects. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, and qualified executive officers.

As a result of disclosure of information in this annual report and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be adversely affected, and, even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could cause an adverse effect on our business, financial condition, results of operations, prospects and reputation.

We are an “emerging growth company,” and it cannot be certain if the reduced SEC reporting requirements applicable to emerging growth companies will make our Class A Ordinary Shares and Warrants less attractive to investors, which could have a material and adverse effect on us, including our growth prospects.

We are an “emerging growth company” as defined in the JOBS Act. We will remain an “emerging growth company” until the earliest to occur of (i) the last day of the fiscal year (a) following the fifth anniversary of the closing of the Business Combination, (b) in which we have total annual gross revenue of at least US$1.235 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common equity held by non-affiliates exceeds US$700 million as of the last business day of our prior second fiscal quarter, and (ii) the date on which we issued more than US$1.0 billion in non-convertible debt during the prior three-year period. We intend to take advantage of exemptions from various reporting requirements that are applicable to most other public companies, whether or not they are classified as “emerging growth companies,” including, but not limited to, an exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting and reduced disclosure obligations regarding executive compensation.

In addition, Section 102(b)(1) of the JOBS Act exempts “emerging growth companies” from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies, but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and we have different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.

Furthermore, even after we no longer qualify as an “emerging growth company,” as long as we continue to qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies.

As a result, our shareholders may not have access to certain information they deem important or at the same time if we were not a foreign private issuer. We cannot predict if investors will find our securities less attractive because we rely on these exemptions. If some investors find our securities less attractive as a result, there may be a less active trading market and share price for our securities may be more volatile.

We qualify as a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including: (i) the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (iii) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iv) the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. Accordingly, you may receive less or different information about us than you would receive about a U.S. domestic public company.

We could lose our status as a foreign private issuer under current SEC rules and regulations if more than 50% of our outstanding voting securities become directly or indirectly held of record by U.S. holders and any one of the following is true: (i) the majority of our directors or executive officers are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States. If we lose our status as a foreign private issuer in the future, we will no longer be exempt from the rules described above and, among other things, will be required to file periodic reports and annual and quarterly financial statements as if we were a company incorporated in the United States. If this were to happen, we would likely incur substantial costs in fulfilling these additional regulatory requirements, and members of our management would likely have to divert time and resources from other responsibilities to ensuring these additional regulatory requirements are fulfilled.

We are a “controlled company” within the meaning of Nasdaq corporate governance rules, which could exempt us from certain corporate governance requirements that provide protection to shareholders of companies that are not controlled companies.

As of the date of this annual report, Mr. Eric Li (Li Shufu), a co-founder of ECARX, indirectly owned 144,440,574 Class A Ordinary Shares and 24,480,458 Class B Ordinary Shares through entities controlled by him. These Ordinary Shares represent approximately 50.03% of the aggregate voting power of our total issued and outstanding share capital. As a result of his majority ownership and voting power, which would give him the ability to control the outcome of certain matters submitted to our shareholders for approval, including the appointment or removal of directors (subject to certain limitations described elsewhere in this annual report), we qualify as a “controlled company” within the meaning of Nasdaq’s corporate governance standards and have the option not to comply with certain requirements to which companies that are not controlled companies are subject, including the requirement that a majority of our board of directors shall consist of independent directors and the requirement that our nominating and corporate governance committee and compensation committee shall be composed entirely of independent directors. As a result, you may not be provided with the benefits of certain corporate governance requirements of Nasdaq applicable to companies that are subject to these corporate governance requirements.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under the laws of the Cayman Islands, and we conduct substantially all of our operations, and a majority of our directors and executive officers reside, outside of the United States.

ECARX Holdings is an exempted company limited by shares incorporated under the laws of the Cayman Islands and we conduct a majority of our operations through our subsidiary, ECARX, outside the United States. Substantially all of our assets are located outside the United States. A majority of our officers and directors reside outside the United States and a substantial portion of the assets of those persons are located outside of the United States. As a result, it may be difficult for investors to effect service of process within the United States upon our directors or officers, or to enforce judgments obtained in the United States courts against our directors or officers.

Our corporate affairs are governed by the amended and restated memorandum and articles of association of ECARX Holdings, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are different from what they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States and some U.S. states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

The Grand Court of the Cayman Islands may not (i) recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (ii) in original actions brought in the Cayman Islands, impose liabilities against us predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands will, at common law, recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without any re-examination of the merits of the underlying dispute based on the principle that the judgment of the competent foreign court imposes upon the judgment debtor an obligation to pay a liquidated sum for which such judgment has been given, provided such judgment (i) is given by a foreign court of competent jurisdiction, (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (iii) is final and conclusive, (iv) is not in respect of taxes, a fine or a penalty, and (v) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, the register of mortgages and charges, any special resolutions passed by shareholders and a list of the names of the current directors) or to obtain copies of lists of shareholders of these companies. Pursuant to the amended and restated memorandum and articles of association of ECARX Holdings, our directors shall from time to time determine whether and to what extent and at what time and places and under what conditions or articles the accounts and books of us or any of them shall be open to the inspection of our shareholders not being directors, and none of our shareholder (not being a director) shall have any right of inspection of any account or book or document of us except as conferred by law or authorized by the directors or by special resolution of our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. As a foreign private issuer whose securities are listed on the Nasdaq, we are permitted to follow certain home country corporate governance practices in lieu of the requirements of the Nasdaq Rules pursuant to Nasdaq Rule 5615(a)(3), which provides for such exemption to compliance with the Nasdaq Rule 5600 Series. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For additional information, please see the section entitled “Item 6. Directors, Senior Management and Employees––Enforceability of Civil Liability and Agent for Service of Process in the United States.”

We do not anticipate paying dividends for the foreseeable future.

It is expected that we will retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, it is not expected that we will pay any cash dividends in the foreseeable future.

Our board of directors will have discretion as to whether to distribute dividends. Even if the board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on the future results of operations and cash flow, capital requirements and surplus, the amount of distributions, if any, received by us from subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, you may need to rely on sales of our securities after price appreciation, which may never occur, as the only way to realize any future gains on your investment. There is no guarantee that our securities will appreciate in value or that the market price of our securities will not decline.

Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our securities.

The amended and restated memorandum and articles of association of ECARX Holdings contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A Ordinary Shares. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our securities may fall and the voting and other rights of the holders of our Class A Ordinary Shares may be materially and adversely affected.

We may be or become a passive foreign investment company (“PFIC”), for United States federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. Holders.

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will generally be a PFIC for U.S. federal income tax purposes for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other entity treated as a corporation for U.S. federal income tax purposes in which we own, directly or indirectly, 25% or more (by value) of the stock. Although the law in this regard is unclear, we treat the former VIEs as being owned by us for U.S. federal income tax purposes, because we control their management decisions and are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements.

Assuming that we were the owner of the former VIEs for U.S. federal income tax purposes and based on the current and anticipated value of the assets and the composition of income and assets, including goodwill and other unbooked intangibles, we do not believe we were a PFIC for our taxable year ended December 31, 2022 and we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, this conclusion is a factual determination that must be made annually at the close of each taxable year on the basis of the composition of our income and assets and our subsidiaries’ income and assets and, thus, is subject to change. Furthermore, fluctuations in the market price of our Class A Ordinary Shares may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our Class A Ordinary Shares from time to time (which may be volatile). Accordingly, there can be no assurance that we or any of our subsidiaries will not be treated as a PFIC for any taxable year. If we or any of our subsidiaries is a PFIC for any taxable year, or portion thereof, that is included in the holding period of a beneficial owner of our Class A Ordinary Shares or Warrants that is a U.S. Holder, such U.S. Holder may be subject to certain adverse U.S. federal income tax consequences and may be subject to additional reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our Class A Ordinary Shares or Warrants, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our Class A Ordinary Shares or Warrants, unless we were to cease to be a PFIC and the U.S. Holder were to make certain elections with respect to our Class A Ordinary Shares or Warrants.

For more information, please see “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Status.” U.S. Holders are urged to consult their tax advisors regarding the possible application of the PFIC rules to holders of our Ordinary Shares or Warrants.

Item 4.	Information on the Company
A.	History and Development of the Company

ECARX was founded in 2017 by renowned Chinese entrepreneurs Mr. Eric Li (Li Shufu) and Mr. Ziyu Shen to develop a full stack automotive computing platform to reshape the global mobility market by transforming next-generation vehicles into seamlessly integrated information, communications, and transportation devices.

ECARX Holdings was incorporated as an exempted company in accordance with the laws and regulations of the Cayman Islands on November 12, 2019. ECARX Holdings is not an operating company but a Cayman Islands holding company, with operations in mainland China being conducted by our PRC subsidiaries. Historically, we conducted our operations in China through such subsidiaries as well as through Hubei ECARX, our former VIE based in mainland China. Since early 2022, we have been implementing the Restructuring. As of the date of this annual report, the Restructuring has been completed and we do not have any VIE in China. See “Item 4. Information on the Company—C. Organizational Structure.”

On December 20, 2022, we consummated the Business Combination with COVA, pursuant to the Agreement and Plan of Merger, dated as of May 26, 2022.

The mailing address of our principal executive office is 2nd Floor South, International House, 1 St. Katharine’s Way, London E1W 1UN, United Kingdom, and its phone number is +44 744 3344 353. Our corporate website address is https://www.ecarxgroup.com/. The information contained in, or accessible through, our website does not constitute a part of this annual report. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers, such as we, that file electronically, with the SEC at www.sec.gov. Our agent for service of process in the United States is Cogency Global Inc., 122 East 42nd Street, 18th Floor New York, N.Y. 10168.

B.	Business Overview

ECARX was founded in 2017 by renowned Chinese entrepreneurs Mr. Eric Li (Li Shufu) and Mr. Ziyu Shen to develop a full stack automotive computing platform to reshape the global mobility market. We are transforming vehicles into seamlessly integrated information, communications and transportation devices. We are shaping the interaction between people and cars by rapidly advancing the technology at the heart of smart mobility. Our current core products include infotainment head units, digital cockpits, vehicle chip-set solutions, a core operating system and integrated software stack. Beyond this, we are developing a full-stack automotive computing platform.

We have established a successful track record during the six years since our inception. As of December 31, 2022, there were more than 4.7 million vehicles on the road with ECARX products and solutions onboard and we worked with 21 vehicle brands across Asia-Pacific and Europe as well as eight Tier 1 automotive suppliers.

Our Core Capabilities

We are developing an automotive technology platform uniquely informed by our strategic OEM collaborations.

ECARX SoC Core Modules are designed for automotive applications. Our operating system and tool chain are built to maximize the power of SoCs. We combine our SoC Core Modules and OS technologies with our software stacks to provide a technology platform to help our customers simplify and speed-up their product development.

Automotive Computing Platform

Since the launch of our first-generation automotive computing platform in the second quarter of 2017, we have rapidly revolutionized our platform, taking part in vehicle development projects with Geely Holding and its ecosystem OEMs. Some of our automotive computing platforms are backed up with SoCs from mainstream chip providers while others run on ECARX SoC Core Modules, which we expect to underpin most of our future product offerings.

Our first-generation automotive computing platform product launched in 2017, was designed for mainstream distributed electrical/electronic architecture (“E/E architecture”). We began working on our Digital Cockpit in 2019 and launched our first-generation and second-generation Digital Cockpit products in 2021.

Infotainment Head Unit (“IHU”)

As the foundation for the development of our automotive computing platform, our IHU supports Around View Monitoring (“AVM”) integration, augmented reality navigation, local-end natural language understanding (“NLU”) and natural language processing (“NLP”) in addition to regular infotainment functions such as speech assistant service, navigation service, and multi-media. As we have continued to upgrade and revolutionize our products, our IHU product line now consists of a series IHU models, ranging from IHU 1.0 to IHU 5.0.

IHU 1.0. In 2017, we launched our first-generation IHU with integrated 4G connectivity technology, which allows for extended connectivity of the cockpit beyond vehicle remote control and call center services. Our IHU offerings have subsequently become our lead product designed for the mainstream distributed E/E architectures.

IHU 3.0. The first major upgrade of our IHU was made at the end of 2018 with the launch of the E01 SoC Core Module. IHU 3.0 supports high-definition 1080p dual-screen displays, connectivity via 4G Bluetooth and Wi-Fi. Our IHU 3.0 has been widely deployed across multiple vehicle product lines in China and in Malaysia.

IHU 5.0. We have further revolutionized our IHU with the second-generation E-series Core Module, E02, which supports three separate displays, up to six camera inputs, and augmented navigation functionality. Our IHU 5.0 can be equipped with V01, our first-generation of automotive-grade AI Voice SoC co-developed with our partners. V01 shifts the majority of the computing power for voice processing, such as signal enhancement, automatic speech recognition, and NLU from main SoCs to specific neutral network-based SoC while also significantly improving the performance of personal voice assistant, regardless of network condition. We have based our operating system on Android P but optimized to reduce boot time. With enhanced computing resources and power, improved interfaces for connectivity, and greater integration capability, IHU 5.0 has been deployed in certain Geely ecosystem brand vehicles since 2021.

Digital Cockpit

We started the development effort of our Digital Cockpit product in 2019. By breaking the boundaries of various silos, we were able to run multiple systems simultaneously on a single SoC platform, thereby reducing the complexity of the system and consolidating ECUs without sacrificing functionalities. Our Digital Cockpit products allow our collaborating with automotive developers to manage fewer platforms and toolsets, add new features, and integrate the next-generation in-vehicle experience with reduced development and manufacturing timeframe and costs. It also allows OEMs to respond faster to customer demands for new apps and services, which is a key step in the transition towards software-defined vehicles.

Our Digital Cockpit products offer more advanced features such as driver information module, heads-up display, rear seat entertainment, multiple-displays, multi-zone voice recognition, full 3D user experience, and global function support. Our first-generation and second-generation Digital Cockpit products were powered by our E03 Core Module and the Qualcomm® Snapdragon SA8155P, respectively, have been deployed on Geely and Lynk & Co models since July 2021.

Automotive Central Computing Platform

We plan to launch the Automotive Central Computing Platform to move from a domain-based E/E architecture to a more centralized computing platform that uses less harness and consolidates software in fewer ECUs. We are developing the Automotive Central Computing Platform to allow for better integration of different domains including the cockpit, ADAS, and other vehicle management functions such as powertrain, chassis and battery management. We plan for the Automotive Central Computing Platforms to feature greater compatibility with more software offerings and better support over-the-air upgrades, vehicle-to-everything communication, auto-parking, climate control, vehicle body control, and Navigation on Pilot functions. Our first-generation of Automotive Central Computing Platform is in development and will utilize the E04 Core Module, Antora1000.

SoC Core Modules

SoC technology has been the key component of our technology portfolio from the early stages of ECARX. We started out by working with several semiconductor companies, providing automotive application inputs and collaborating to ensure the SoC Core Modules meet automotive requirements. Our current production E-Series (E01, E02 and E03) Core Modules are utilized in our IHU and Digital Cockpit platforms.

We are the largest shareholder of SiEngine and we have developed Antora1000 and Antora1000 Pro, our next-generation E04 and dual E04 Core Modules, in collaboration with SiEngine, based on SiEngine’s SE1000 SoC which was taped out in June 2021.

E-Series (E01, E02 and E03) Core Modules

The E-Series Core Modules incorporate 4G baseband technology and a powerful AI engine core that greatly enhances edge computing capabilities and speed of data analysis at the local end. As the computing-module basis, E Series Core Modules simplify the re-development process for our Tier 1 automotive supplier customers and reduce the associated development cost and timeframe.

We launched E01 and E02 Core Modules in 2018 and 2020, respectively. E01 Core Module is made specifically for connected vehicles, to further enhance user experience and has the following features: a high-speed 64-bit quad-core central processing unit, or CPU; combined with a dedicated graphics processing unit, or GPU, supporting high-definition 1080p dual-screen display; and a 4G modem that provides seamless in-vehicle connectivity and content delivery. E01 Core Module supports connectivity via 4G, Bluetooth, and Wi-Fi. We commenced mass-production of the E01 Core Module in 2018, which has since been featured in more than 1.2 million vehicles and more than 25 vehicle models.

In 2020, we launched a more powerful E02 Core Module, which is configured with an eight-core CPU and an independent neural processing unit, or NPU. It has a built-in 4G TBOX and AVM, which can deliver exceptional computing, graphics, and media processing performance, and is capable of operating in an extended range of thermal conditions. E02 Core Module has received AEC-Q104 standard certification and has NPU capacity and product integration and supports three separate displays, video and up to six camera inputs, 360-degree surround view system, instrument cluster integration, augmented reality navigation system, driver monitor system, facial recognition and speed reverse functionalities.

E03 Core Module is based on a high-performance chip customized for in-vehicle digital cockpit systems that we launched in 2021. E03 Core Module inherits the high computing power, high performance, and cost-effectiveness of prior generations, and is dedicated to the development of infotainment and smart digital cockpit systems. E03 Core Module utilizes a hardware-assisted virtualization architecture to accommodate multiple systems and provide a hypervisor-less cockpit solution. It optimizes graphics processing unit performance and integrates excellent vision processing units. E03 Core Module also incorporates a Hardware Security Module and is certified according to the AEC-Q100 G3 Grade3 and ISO-26262-ASIL-B standards, boasting enhanced security. E03 Core Module has been deployed on Lynk & Co models since the third quarter of 2021.

Antora1000 and Antora1000 Pro

Each of Antora1000 and Antora1000 Pro, our E04 and dual E04 Core Modules, is purpose-built to support more advanced vehicle intelligent features and is expected to be incorporated into our future Digital Cockpit and Automotive Central Computing Platform products.

We have developed Antora1000 and Antora1000 Pro based on SiEngine’s SE1000 SoC, which is designed with industry-leading 7nm process technology. Combing high-performance customized CPU clusters with a heterogeneous computing system, such as multi-core GPU and AI-powered NPU, each of these modules is capable of processing inputs from 11 cameras simultaneously and supports multiple high-definition outputs through a high-performance 2D or 3D hardware acceleration engine. In addition, it has a built-in high-performance acoustics capability to support echo cancellation, noise reduction, voice assistant and other applications. The SE1000 SoC has obtained the AEC-Q100 Grade 3 automotive certification standard and offers enhanced vehicle functional safety. Given its robust feature set, this Core Module is expected to provide consumers with state-of-the-art automotive smart digital cockpit experience with advanced driver assistance functionality.

Operating System (“OS”)

The OS is another building block of our technology platform. Our OS efforts are focused on maximizing the power of ECARX SoC Core Modules and enabling application developers to build innovative functions and applications for the devices powered by ECARX SoC Core Modules.

We started with the intelligent cockpit domain, where we built OS components to bridge the functionalities of SoC and hardware with upper level services and applications. Further, we extended the functions of Google’s Android for Automotive so application developers can access more features. We are working to expand our OS coverage beyond the digital cockpit domain, to also include vehicle domains with safety OS for automotive grade functional safety, and an advanced OS for ADAS and unsupervised highway driving, focusing on safety and security.

While we are working on an OS to cover each application domain, we are also developing our own cross domain software architecture and components to address the challenges facing advanced automotive systems such as our Automotive Central Computing Platform. Our OS architecture provides a platform framework for the cross-domain integration of kernel components for smart digital cockpit and signifies progress towards the standardization and enhanced reusability of components across different systems and hardware platforms. OS components can be individually selected and combined to achieve high levels of customization. As a result, our OS is highly scalable and capable of significantly lowering the development timeframe and associated costs.

We established a joint venture, HaleyTek, with Volvo Cars, in 2021 to develop an OS for digital cockpits suitable for multiple vehicle platforms aimed at addressing the global market.

Software Stack

We provide a service software framework to connect the application layer to the OS layer of the overall cockpit system, in addition to a host of digital cockpit applications that can be further categorized as customized auto API service and localization functions. We are also developing software to deliver ADAS and unsupervised highway driving features as well as control over key vehicle systems to enable functionality and improve performance (such as functional safety).

Digital Cockpit Software Stack

We provide a service software framework to connect the application layer to the OS layer of the overall cockpit system. It comprises a library of fundamental software that provides the basic structure to support the development of applications within the specific environment presented by our OS.

We also offer a host of applications that can be further categorized as customized auto API service and localization functions depending on their respective functionalities.

Customized Auto Application Programming Interface (API) Services

We offer a set of API services to connect developers with the different vehicle functions available on different vehicle models. These API services enable the apps they develop to gain access to vehicle status information (such as tire pressure and temperature) or acquire control over certain vehicle functions (such as to raise or lower vehicle windows).

Localization Functions

We provide an API to help application developers utilize the positioning functions such as Global Navigation Satellite System hardware as well as certain sensors installed on the vehicle. With our APIs, application developers can receive basic positioning information as well as lane-based position. We also provide a unified API to allow application developers to access the map database installed in the vehicle regardless of the map supplier selected by the OEM.

ADAS and Unsupervised Highway Driving Software Stack

We aim to provide customers with comprehensive, safe, and reliable solutions for ADAS and unsupervised highway driving.

We started the development of automated parking assistance technology in early 2019. We continued our development efforts on some of the key technology components that empower ADAS and unsupervised highway driving functions and services. Built on top of that, we are developing ECARX Navigation on Pilot function which is an enhanced level 2 automated driving function.

We formed JICA Intelligent, our joint venture with a subsidiary of Geely Holding, to cooperate in the research and development and delivery of driver assist functions targeted at the Chinese market. We are developing an ADAS package with NCAP safety fulfillment and deliver to our customers via JICA Intelligent. We have entered into an agreement with Zenseact AB, the autonomous driving software development subsidiary of Volvo Cars, to explore collaborations in the development and deployment of ADAS and unsupervised highway driving technology.

In October 2022, we took the decision to step back from ADAS perception software development. Instead, we will work with OEMs and Tier 1s to integrate their AI software into our full-stack solution and focus on higher-growth areas that better suit our strategy.

Functional Safety Software Stack

OEMs are increasingly looking to move vehicle control functions out of dedicated ECUs to a central computer. These functions will be hosted by vehicle applications running in an environment with the most stringent safety and security requirements.

At ECARX, we have a dedicated engineering team that is backed by substantial experience from the automotive industry. Our team is devoted to the research and development of vehicle functional safety solutions and related tool chains and the enhancement of vehicle control. It is also focused on improving the efficiency of developers in pushing the boundary of vehicle features and vehicle domain applications.

Research and Development

Our research and development efforts are focused on our core technology relating to the development of vehicle intelligence and provides us with a competitive edge as we seek additional business with new and existing customers.

Our research and development team has extensive experience in automotive and technology industries.

As of December 31, 2022, our research and development team had approximately 1,100 engineers primarily working in five workstreams comprising automotive product development and delivery teams, SoC technology and platform team, OS team, ADAS and unsupervised highway driving technology team, and automotive central computing product team.

Regulations

Regulation on Foreign Investment

Guidance Catalog of Industries for Foreign Investment

Investments in mainland China by foreign investors and foreign-invested enterprises were regulated by the Guidance Catalog of Industries for Foreign Investment jointly promulgated by the MOFCOM and the NDRC on June 28, 1995, and latest amended on June 28, 2017. The Guidance Catalog of Industries for Foreign Investment was repealed by (i) the Special Management Measures (Negative List) for the Access of Foreign Investment (2021 Version), or the 2021 Negative List, which was jointly promulgated by the MOFCOM and the NDRC on December 27, 2021, and took effect on January 1, 2022, and (ii) the Catalog of Industries for Encouraged Foreign Investment (2022 Version), or the 2022 Encouraged Catalog, which was jointly promulgated by the MOFCOM and the NDRC on October 26, 2022, and took effect on January 1, 2023. The 2022 Encouraged Catalog and the 2021 Negative List set out the industries and economic activities in which foreign investment in mainland China is encouraged, restricted, or prohibited. Pursuant to the 2022 Encouraged Catalog, the research and development and manufacture of automobile electronic devices, the research and development and manufacture of key parts and components of intelligent vehicles, and the manufacture of hardware and key parts and components related to Level 3 to Level 5 autonomous driving fall within the encouraged category. Certain of our products constitute central computing units, vehicle-mounted operating system, and information control system, heterogeneous multi-processor computing platform technology, or sensor fusion sensing technology and consequently qualify under the encouraged category. The release of the 2022 Encouraged Catalog indicates that foreign investment into the selected industrial sectors is encouraged, and the NDRC and other government authorities in mainland China may provide policy supports and implement other actions in the future to improve the investment framework and ensure that foreign invested enterprises are treated equally as compared with PRC domestic companies under the national treatment principle and in an appropriate manner. For our products that fall within the encouraged category, we will be entitled to apply for and may obtain certain preferential treatments such as with respect to tax (if any). However, any positive policy change could potentially intensify competition in the relevant industry, leading to a more competitive environment for us. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The automotive intelligence industry is highly competitive, and we may not be successful in competing in this industry.”

Foreign Investment Law

On March 15, 2019, the PRC National People’s Congress promulgated the PRC Foreign Investment Law, which took effect on January 1, 2020. It replaced three previously existing laws on foreign investment in mainland China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law, and the PRC Wholly Foreign-Owned Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both PRC domestic companies and foreign-invested enterprises in mainland China. The Foreign Investment Law establishes the basic framework for the access to, and the promotion, protection, and administration of, foreign investment in view of investment protection and fair competition. Furthermore, the Foreign Investment Law stipulates that foreign-invested enterprises established according to the previously existing laws regulating foreign investment may maintain their structure and corporate governance within five years after the implementation of the Foreign Investment Law.

According to the Foreign Investment Law, “foreign investment” refers to investment activities in mainland China directly or indirectly conducted by one or more natural persons, business entities, or other organizations of a foreign country, and the investment activities include: (i) a foreign investor, individually or collectively with other investors, establishing a foreign-invested enterprise in mainland China, (ii) a foreign investor acquiring stock, equity shares, shares in assets, or other similar rights and interests of an enterprise in mainland China, (iii) a foreign investor, individually or collectively with other investors, investing in a new project in mainland China, and (iv) investing through other means as provided for by laws, administrative regulations, or the PRC State Council.

The Foreign Investment Law authorizes the State Council to publish or approve to publish a catalog for special administrative measures, or the Negative List, and grants national treatment to foreign-invested enterprises except for those that operate in industries deemed to be either “restricted” or “prohibited” in the Negative List. As the 2022 Negative List has not yet been published, it is unclear whether it will differ from the 2021 Negative List. The Foreign Investment Law stipulates that foreign-invested enterprises operating in “restricted” or “prohibited” industries will be required to obtain market-entry clearance and other approvals from relevant PRC government authorities.

In addition, the Foreign Investment Law provides protective principles and rules for foreign investors and their investment in mainland China. For example, local PRC government authorities must abide by their undertaking made to foreign investors; foreign-invested enterprises are allowed to issue stocks and corporate bonds; expropriation or requisition of foreign investment is prohibited, except in special circumstances where statutory procedures must be followed and fair and reasonable compensation must be timely made; mandatory technology transfer is prohibited; and the capital contribution, profit, capital gain, proceeds of asset disposal, intellectual property right licensing fees, indemnity or compensation legally obtained, or proceeds received upon settlement by foreign investors in mainland China may be freely remitted inbound and outbound in Renminbi or a foreign currency.

On December 26, 2019, the State Council promulgated the Implementation Regulations on the Foreign Investment Law, which took effect on January 1, 2020, and further requires equal treatment of PRC domestic companies and foreign-invested enterprises in terms of policy making and implementation. Pursuant to the Implementation Regulations on the Foreign Investment Law, if the existing foreign-invested enterprises fail to change their pre-existing, incompatible forms by January 1, 2025, the relevant government authorities will suspend processing any other registration matters for such foreign-invested enterprises and may publicize such non-compliance. On December 26, 2019, the PRC Supreme People’s Court issued an Interpretation on the Application of the Foreign Investment Law, which took effect on January 1, 2020. This Interpretation applies to all contractual disputes arising from the acquisition of the relevant rights and interests by a foreign investor by way of gift, division of property, merger of enterprises, or division of enterprises.

To coordinate with the implementation of the Foreign Investment Law and the Implementation Regulations of the Foreign Investment Law, the MOFCOM and the SAMR promulgated the Measures for Reporting of Information on Foreign Investment on December 30, 2019, which took effect from January 1, 2020. These measures stipulate that foreign investors or foreign-invested enterprises must submit investment information by initial reports, change reports, deregistration reports, and annual reports through an enterprise registration system and a national enterprise credit information publicity system. The Announcement on Matters Concerning the Reporting of Information on Foreign Investment promulgated by the MOFCOM on December 31, 2019, and the Circular on Effective Work on Registration of Foreign-Invested Enterprises for the Implementation of the Foreign Investment Law promulgated by the SAMR on December 28, 2019, further refine the relevant regulatory regime. Foreign investors or foreign-invested enterprises will bear legal liabilities for failing to report investment information as required.

Regulation on Road Tests of Intelligent Connected Vehicles

On July 27, 2021, the MIIT, the Ministry of Public Security and the Ministry of Transport jointly issued the Good Practices for the Administration of Road Test and Demonstration Application of Intelligent Connected Vehicles (for Trial Implementation), or Circular 97, which took effect on September 1, 2021, and is the primary regulation governing road tests and demonstrations of intelligent connected vehicles in mainland China. Pursuant to Circular 97, road test refers to the test of self-driving function of intelligent connected vehicles carried out on the designated sections of highways (including expressways), urban roads, regional roads and other roads used for the passage of social motor vehicles. Prior to conducting a road test, the relevant entity must ensure the vehicle to be tested has undergone sufficient tests in specific areas such as testing areas or sites, and complies with the relevant national and industry standards and specifications, requirements imposed by the relevant departments of the provincial or municipal government as well as the evaluation rules of the entity intending to conduct the road tests. Conditions for road tests must also be met, including that (i) the self-driving function of the vehicle shall be tested by a third-party testing agency that is engaged in automobile-related business and recognized by the State or the provincial or municipal government; (ii) the operator of the testing area or site for the field test shall be an independent legal entity registered within the territory of mainland China; and (iii) the third-party testing agency shall publish items of its testing service and fee standards, be responsible for the authenticity of the test results and bear the corresponding legal liability. Any entity intending to conduct road tests shall submit an Intelligent Connected Vehicles Road Test Security Self Declaration to the relevant authorities at the provincial and municipal levels for confirmation. Such declaration shall specify the entity intending to conduct the road tests, the identification code of the vehicle, the name and ID number of the test driver, the duration of the test, the sections of roads and areas where tests will be conducted, the list of test items, and other relevant information. The testing duration shall not exceed 18 months in principle, and shall not exceed the validity period of the quality certificate of safety technical inspection and the insurance voucher. Any entity intending to conduct road tests shall apply to the administrative department of traffic under the Ministry of Public Security for a temporary car plate for each vehicle being tested.

According to the Notice on Promoting the Development of Intelligent Connected Vehicles and Maintaining the Security of Surveying and Mapping Geographic Information issued by the Ministry of Natural Resources on August 25, 2022, if an intelligent connected vehicle is equipped with or integrated with certain sensors, the collection, storage, transmission and processing of surveying and mapping geographic information and data, including spatial coordinates, images, point clouds and their attribute information, of vehicles and surrounding road facilities in the process of road test, will be considered surveying and mapping activities. Persons who collect, store, transmit and process such surveying and mapping geographic information and data, will be the main actors of surveying and mapping activities. Additionally, if any vehicle manufacturer, service provider or smart driving software provider that is a foreign-invested enterprise needs to engage in the collection, storage, transmission and processing of surveying and mapping geographic information and data, it shall entrust an agency with surveying and mapping qualification to carry out the intended activities, and the entrusted agency shall undertake the collection, storage, transmission and processing of the relevant spatial coordinates, images, point clouds and their attribute information and other businesses, and provide geographic information service and support. With respect to the road test activities conducted by ECARX (Hubei) Tech, it has entrusted Hubei ECARX, our former VIE and an entity with the required qualification for surveying and mapping under applicable law, to engage in the collection, storage, transmission and processing of relevant data throughout the road tests ECARX (Hubei) Tech only obtains the road test results from Hubei ECARX which do not contain any surveying and mapping geographic information and data.

Regulation on Compulsory Product Certification

Pursuant to the Regulations on Certification and Accreditation promulgated on September 3, 2003 and last amended on November 29, 2020, certification and accreditation activities in mainland China shall comply with these regulations. Under the Administrative Regulations on Compulsory Product Certification, which was promulgated on July 3, 2009 and last amended on November 1, 2022, the List of the First Batch of Products Subject to Compulsory Product Certification, which was promulgated on December 3, 2001 and took effect on May 1, 2002, and the Compulsory Product Certification Catalogue Description and Definition Form, which was promulgated on April 17, 2007 and last amended on April 21, 2020, the SAMR is responsible for the regulation and quality certification, and vehicle wireless terminal and vehicle wireless module cannot be delivered, sold, imported, or used in operating activities until certified by designated PRC certification authorities as qualified products and granted certification marks, otherwise the violator shall be ordered to make corrections and be imposed with a fine ranging from RMB50,000 to RMB200,000 and the illegal income shall be confiscated. ECARX (Hubei) Tech has obtained compulsory product certifications for the relevant ECARX products.

Regulation on Radio Transmitting Equipment

According to the PRC Radio Regulations promulgated on September 11, 1993 and last amended on November 11, 2016, except for micro power short-distance radio transmitting equipment, for any production or import of other radio transmitting equipment for domestic sale and use, an application for model confirmation shall be filed with the radio regulatory authority. For anyone who, in violation of these regulations, produces or imports any radio transmitting equipment sold or used within mainland China without obtaining model confirmation, the radio regulatory authority shall order the violator to take corrective action and impose a fine ranging from RMB50,000 to RMB200,000 on the violator. If the violator refuses to take corrective action, the radio regulatory authority shall confiscate the radio transmitting equipment without model confirmation and impose a fine ranging from RMB200,000 to RMB1,000,000 on the violator. ECARX (Hubei) Tech has obtained the model confirmation for the relevant ECARX products.

Regulation on Import and Export of Goods

Pursuant to the PRC Foreign Trade Law promulgated on May 12, 1994 and last amended on November 7, 2016, foreign trade operators engaging in import or export of goods shall file records with the foreign trade department of the State Council or its authorized agency unless otherwise stipulated by the laws, administrative regulations or the foreign trade department of the State Council, and the Customs shall not process import and export declaration and clearance formalities for foreign trade operators which have not filed records in accordance with the relevant provisions. On December 30, 2022, the SCNPC promulgated the Decision on Amending the PRC Foreign Trade Law, effective on the date of the promulgation, which removes the filing requirements for foreign trade operators engaging in import or export of goods or technologies under the PRC Foreign Trade Law, which means that foreign trade operators engaging in import or export of goods do not need to file records with the foreign trade department of the State Council or its authorized agency since December 30, 2022.

According to the PRC Customs Law promulgated on January 22, 1987 and last amended on April 29, 2021, where a consignee or consignor of import or export goods goes through customs declaration procedures, it shall file for record with the customs, and in the event customs declaration business is engaged in without being filed with the customs, the customs shall impose a fine against the entity concerned. Under the Administrative Provisions of the Customs on Record-filing of Customs Declaration Entities, which was promulgated on November 19, 2021 and took effect on January 1, 2022, customs declaration entities include consignees or consignors of import or export goods that have filed for record with customs in accordance with these provisions, and consignors or consignees of import or export goods that apply for record-filing shall have obtained market entity qualifications and completed the record registration of foreign trade operators, the latter, however, has been cancelled since December 30, 2022. Record-filing of customs declaration entities shall be valid permanently. ECARX (Hubei) Tech has completed the record-filing of customs declaration entity (consignee or consignor of import or export goods).

Regulation on Product Liability and Consumer Protection

On May 28, 2020, the National People’s Congress approved the PRC Civil Code, which took effect on January 1, 2021. According to the Civil Code, if defective products are identified after they have been put into circulation, their manufacturers or sellers must timely take remedial measures such as warning announcement and product recall. If damage arises from a defective product, the aggrieved party may seek compensation from either the manufacturer or the seller of the product. If the defect is caused by the seller, the manufacturer will be entitled to seek indemnification from the seller upon compensation of the aggrieved party. If the products are manufactured or sold with known defects causing deaths or severe health issues, punitive damages may be claimed in addition to compensatory damages.

Pursuant to the PRC Product Quality Law promulgated on February 22, 1993 and last amended on December 29, 2018, a manufacturer is prohibited from making or selling products that do not meet applicable standards and requirements for safeguarding human health and ensuring human and property safety. Products must be free from unreasonable dangers threatening human and property safety. Where a defective product causes physical injury to a person or property damage, the aggrieved party may claim compensation against the manufacturer or the seller of the product. Manufacturers and sellers of non-compliant products may be ordered to cease the manufacture or sale of the products and could be subject to confiscation of the products or fines. Income from sales in contravention of such standards or requirements may also be confiscated, and in severe cases, the business license may be revoked.

Our business is subject to a variety of consumer protection laws, including the PRC Consumer Rights and Interests Protection Law, which was amended in 2013 and took effect on March 15, 2014. This law imposes stringent requirements and obligations on business operators. For example, business operators should guarantee that the products and services they provide satisfy the requirements for personal or property safety, and provide consumers with authentic information about the quality, function, usage, and term of validity of the products or services. Failure to comply with these consumer protection laws could subject us to administrative sanctions, such as the issuance of a warning, confiscation of illegal income, imposition of fines, an order to cease business operations, or revocation of business licenses, as well as potential civil or criminal liabilities.

Regulation on Cyber Security and Privacy Protection

Regulations related to Cybersecurity and Data Security

The SCNPC, China’s national legislative body, enacted the Decisions on the Maintenance of Internet Security on December 28, 2000 and further amended on August 27, 2009, which may subject persons to criminal liabilities in China for any attempt to use the internet to (i) gain improper entry to a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe upon intellectual property rights. In 1997, the Ministry of Public Security issued the Administration Measures on the Security Protection of Computer Information Network with International Connections, as later amended by the PRC State Council on January 8, 2011, which prohibits using the internet to leak state secrets or to spread socially destabilizing materials.

According to the PRC National Security Law issued by the SCNPC on February 22, 1993 and latest revised on July 1, 2015, China shall establish systems and mechanisms for national security review and supervision, conduct national security review on key technology, network information technology products and services related to national security to prevent and neutralize national security risks in an effective way. The Cyber Security Law of the PRC, or the Cyber Security Law, which was promulgated on November 7, 2016 by the SCNPC and came into effect on June 1, 2017, provides that network operators shall perform their cyber security obligations and shall take technical measures and other necessary measures to protect the safety and stability of their networks. Under the Cyber Security Law, network operators are subject to various security protection-related obligations, including, among others, (i) network operators shall comply with certain obligations regarding maintenance of the security of internet systems; (ii) network operators shall verify users’ identities before signing agreements or providing certain services such as information publishing or real-time communication services; (iii) when collecting or using personal information, network operators shall clearly indicate the purposes, methods and scope of the information collection, the use of information collection, and obtain the consent of those from whom the information is collected; (iv) network operators shall strictly preserve the privacy of user information they collect, and establish and maintain systems to protect user privacy; (v) network operators shall strengthen management of information published by users, and when they discover information prohibited by laws and regulations from publication or dissemination, they shall immediately stop dissemination of that information, including taking measures such as deleting the information, preventing the information from spreading, saving relevant records, and reporting to the relevant governmental agencies. In addition, the Cyber Security Law requires that CIIOs, including CIIOs in the finance industry, generally shall store, within the territory of mainland China, the personal information and important data collected and produced during their operations in mainland China and their purchase of network products and services that affect or may affect national securities shall be subject to national cybersecurity review. CIIOs who use network products and services that have not been filed for or passed a cybersecurity review may be subject to the following penalties: (i) suspension of using such network products and services; (ii) a fine of more than one time and less than ten times the purchase price of such network products and services; (iii) a fine of more than RMB10,000 and less than RMB100,000 on the senior staff in and other staff directly responsible. On September 12, 2022, the CAC newly released the Decision on Amending the Cyber Security Law (Draft for Comments), which proposes to adjust the penalty imposable under (ii) above to a fine of more than one time and less than ten times the purchase price of such network products and services or a fine less than 5% of the previous year’s turnover.

On April 13, 2020, the CAC, the NDRC, and several other administrations jointly promulgated the Measures for Cybersecurity Review, or the Review Measures, which took effect on June 1, 2020. The Review Measures establish the basic framework for national security reviews of network products and services, and provide the principal provisions for undertaking cybersecurity reviews. According to the Review Measures, when the purchase of network products and services by a CIIO influences or may influence national security, a cybersecurity review shall be conducted. In addition, the relevant regulatory authorities are still entitled to impose security reviews on network products and services that are deemed capable of affecting national security. CIIOs may voluntarily file for a cybersecurity review with CAC prior to purchasing network products and services if they deem their behavior affects or may affect national security based on self-assessment and self-evaluation. Notwithstanding the voluntary filing, the relevant authorities are entitled to initiate cybersecurity reviews accordingly. Cybersecurity reviews focus on assessing the national security risks associated with purchasing network products and services, mainly taking the following factors into account: (i) the risk of illegal control, interference or destruction of critical information infrastructure and of its important data being stolen, leaked or destroyed, arising from the purchase and utilization of network products and services; (ii) the potential harm on the business continuity of critical information infrastructure incurring from a disruption of network products and services supply; (iii) the safety, openness, transparency, diversity of sources of Network Products and Services; the reliability of suppliers; and the risk of supply disruption due to political, diplomatic, trade and other reasons; (iv) the level of compliance with PRC laws, administrative regulations and ministry rules of the suppliers of Network Products and Services; and (v) other factors that may harm critical information infrastructure and/or national security. In addition, on July 22, 2020, the Ministry of Public Security issued the Guiding Opinions on Implementing the Cybersecurity Graded Protection System and Critical Information Infrastructure Security Protection System to further improve the national cyber security prevention and control system. On December 28, 2021, the CAC and several other administrations jointly issued the revised Measures for Cybersecurity Review, or the Revised Review Measures, which took effect and replace the Review Measures on February 15, 2022. According to the Revised Review Measures, in addition to critical information infrastructure operators purchasing network products or services that affect or may affect national security, any “online platform operator” carrying out data processing activities that affect or may affect national security should also be subject to a cybersecurity review, and any “online platform operator” possessing personal information of more than one million users must apply for a cybersecurity review before its listing overseas. In the event a member of the cybersecurity review working mechanism is in the opinion that any network product or service or any data processing activity affects or may affect national security, the Office of Cybersecurity Review shall report the same to the Central Cyberspace Affairs Commission for its approval under applicable procedures and then conduct a cybersecurity review in accordance with the revised Measures for Cybersecurity Review.

The Revised Review Measures further elaborate on the range of factors to be considered when assessing the level of national security risks involved in the relevant activities. In addition to those set forth in the Review Measures, the list has been expanded to include the following factors: (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or illegally transferred abroad, and (ii) in connection with the listing of a company, the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or used with malicious intent by foreign governments, as well as the risk relating to network information security. Specifically, the Revised Review Measures provide that an “online platform operator” who is in possession of personal information of more than one million users must report to the relevant cybersecurity review office for a cybersecurity review before listing in a foreign country. An operator undergoing a cybersecurity review must take risk prevention and mitigation measures during such review in accordance with the relevant requirements of the cybersecurity review. Based on a set of Q&A published on the official website of the CAC in connection with the release of the Revised Review Measures, an official of the CAC indicated that an “online platform operator” should apply for a cybersecurity review prior to the submission of its listing application with non-mainland-PRC securities regulators. After the receipt of all required application materials, the authorities must determine, within ten business days thereafter, whether a cybersecurity review will be initiated. If a review is initiated and the authorities conclude after such review that the listing will affect national security, the listing of the relevant applicant will be prohibited.

Furthermore, on July 30, 2021, the State Council promulgated the Regulations of Security Protection for Critical Information Infrastructure, which took effect on September 1, 2021 and provides that critical information infrastructures, or CIIs, refer to important network facilities and information systems involved in important industries and fields such as public communication and information services, energy, transportation, water conservancy, finance, public services, e-government, national defense related science and technology industry, as well as those which may seriously endanger national security, national economy and citizen’s livelihood and public interests if damaged, malfunctioned, or if leakage of data relating thereto occurs. Pursuant to these provisions, the relevant government authorities are responsible for formulating the rules on identifying the CII and organizing to identify such the CII in the related industries and fields, taking into account the factors set forth in the provisions and shall notify the operators identified as CIIOs. On November 14, 2021, the CAC released the Regulations on Network Data Security Management (draft for public comments), which sets out general guidelines applicable to the protection of personal information, security of important data, security management of cross-border data transfer, obligations of internet platform operators, as well as the supervision, management and legal liabilities with respect to the foregoing. The draft Regulations on Network Data Security Management require data processors that process important data or are listed overseas to carry out an annual data security assessment on their own or by engaging a data security services institution, and the data security assessment report for a given year should be submitted to the local cyberspace affairs administration department before January 31 of the following year. It remains to be seen when and in what form will the draft Regulations on Network Data Security Management be enacted. If the draft Regulations on Network Data Security Management are enacted in the current form, we, as an overseas listed company, will be required to carry out an annual data security review and comply with the relevant reporting obligations. However, as these provisions were newly issued or not yet effective drafts for comments, and the government authorities may further formulate detailed rules or explanations with respect to the interpretation and implementation of such provisions, including the rules on identifying the CII in different industries and fields, it remains unclear whether we or other operators we provide network products and services to may be identified as CIIOs or “online platform operator.”

At the end of 2019, the CAC issued the Provisions on Ecological Governance of Network Information Content, or the CAC Order 5, which took effect on March 1, 2020, to further strengthen the regulation and management of network information content. Pursuant to the CAC Order 5, each network information content service platform is required, among others, (i) not to disseminate any information prohibited by laws and regulations, such as information jeopardizing national security; (ii) to strengthen the examination of advertisements published on such network information content service platform; (iii) to promulgate management rules and platform convention and improve user agreement, such that such network information content service platform could clarify users’ rights and obligations and perform management responsibilities required by laws, regulations, rules and convention; (iv) to establish convenient means for complaints and reports; and (v) to prepare annual work report regarding its ecological governance of network information content. In addition, a network information content service platform must not, among others, (i) utilize new technologies such as deep-learning and virtual reality to engage in activities prohibited by laws and regulations; (ii) engage in online traffic fraud, malicious traffic rerouting and other activities related to a fraudulent account, illegal transaction account or maneuver of users’ account; and (iii) infringe a third party’s legitimate rights or seek illegal interests by way of interfering with information display. On July 12, 2021, the CAC, the MIIT and the Ministry of Public Security jointly issued the Circular of Issuing the Administrative Provisions on Security Vulnerabilities of Network Products, or Circular 66, which took effect on September 1, 2021. Circular 66 states that, no organization or individual may abuse the security vulnerabilities of network products to engage in activities that endanger network security, or to illegally collect, sell, or publish information relating to such security vulnerabilities. Anyone who is aware of the aforesaid offences should not provide any technical support, advertising, payment settlement and other assistance to the offenders. According to Circular 66, network product providers, network operators, and platforms collecting network product security vulnerabilities must establish and improve channels for receiving network product security vulnerability information and keep such channels available, and retain network product security vulnerability information reception logs for at least six months. In order to ensure that security vulnerabilities in network products are fixed on a timely basis and reasonably reported, network product providers should perform certain obligations on the management of security vulnerabilities in their network products, including, among others, reporting the relevant vulnerability information to the Cybersecurity Threat and Vulnerability Information Sharing Platform of the MIIT within two days, which shall include the name, model, and version of the product affected by such security vulnerability, as well as the technical characteristics, degree of harm and scope of impact of such vulnerability. Circular 66 also prohibits the disclosure of undisclosed vulnerabilities to overseas organizations or individuals other than to the product providers. On June 10, 2021, the SCNPC promulgated the Data Security Law, which took effect on September 1, 2021. The Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities. The Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data shall designate the personnel and the management body responsible for data security, carry out risk assessments for its data processing activities and file the risk assessment reports with the competent authorities. In addition, the Data Security Law provides a national security review procedure for those data activities which may affect national security and imposes export restrictions on certain data and information.

On December 8, 2022, the MIIT issued the Administrative Measures for Data Security in the Field of Industry and Information Technology (for Trial Implementation), or the Data Security Measures in the IT Field, which took effect on January 1, 2023. The Data Security Measures in the IT Field defines the scope of data in the field of industry and information technology, and stipulates that all businesses which handle industrial and telecoms data in mainland China are required to categorize such information into “general,” “important” and “core” and businesses processing “important” and “core” data shall comply with certain filing and reporting obligations. Data in the field of industry and information technology shall include industrial data, telecoms data, etc. The “industrial data” refers to data produced and collected in the course of research and development design, manufacturing, operation and management, operating and maintenance, and platform operation in various sectors and fields of industry. The “telecoms data” refers to the data generated and collected in the course of telecommunications business operations. For different categories of data, the Data Security Measures in the IT Field prescribes different requirements in terms of security management and protection in terms of data collection, storage, processing, transmission, provision, publication, destruction, exit, transfer, entrusted processing, etc. For general data, the data processors shall establish a life-cycle safety management system, assign management personnel, reasonably determine operation authority, formulate emergency plans, conduct emergency drills, conduct education and training, and keep log records.

On July 7, 2022, the CAC promulgated the Measures for Security Assessment of Cross-border Data Transfers, or the Security Assessment Measures, which took effect on September 1, 2022 and aims to establish a continuous assessment and monitoring mechanism with respect to cross-border data transfers. It applies to the security assessment of important data and personal information that is collected and generated in the course of operations within mainland China and to be provided abroad by data processors. According to the Security Assessment Measures, if any of the following circumstances is implicated in a cross-border data transfer, the relevant data processor shall apply to the competent cyberspace administration authority for a security assessment: (i) where a data processor provides important data abroad; (ii) where a CIIO or a data processor processing the personal information of more than one million individuals provides personal information abroad; (iii) where a data processor who has provided personal information of 100,000 individuals or sensitive personal information of 10,000 individuals in total since January 1 of the previous year provides personal information abroad; and (iv) other circumstances where a security assessment of cross-border data transfer is required as prescribed by the national cyberspace administration. Prior to applying for security assessment, a data processor shall conduct self-assessment on the risks of cross-border data transfers, with an emphasis on the following matters: (i) the legality, legitimacy and necessity of the purpose, scope and method of cross-border data transfers and data processing of the overseas recipient; (ii) the scale, scope, type and sensitivity of the data to be provided cross-border, and the risks to national security, public interests or the legitimate rights and interests of individuals or organizations caused by cross-border data transfers; (iii) the responsibilities and obligations that the overseas recipient promises to undertake, and whether the overseas recipient’s management and technical measures and capabilities for performing its responsibilities and obligations could guarantee the security of the data; (iv) risks of the data to be tampered with, destroyed, divulged, lost, transferred, illegally obtained or illegally used during and after cross-border data transfers, and whether the channel for the maintenance of personal information rights and interests is unobstructed; (v) whether the relevant contracts on the data to be concluded with the overseas recipient or other legally binding documents have fully agreed on the responsibilities and obligations to protect the data security; and (vi) other matters that may affect the security of cross-border data transfers. The result of a security assessment of cross-border data transfer would be valid for two years, commencing from the date when the result is issued, and the data processor shall re-apply for an assessment if certain circumstances occur within the period of validity or 60 business days prior to the expiration of the period of validity. For cross-border data transfers that have been carried out before the effectiveness of the Security Assessment Measures, if not in compliance with these measures, rectification shall be completed within six months from the effectiveness of the Security Assessment Measures.

Privacy Protection

Internet information service providers are required to maintain the integrity, confidentiality, and availability of network data. The Cyber Security Law reaffirms the basic principles and requirements specified in other existing laws and regulations on personal information protection, such as the requirements on the collection, use, processing, storage, and disclosure of personal information, and internet information service providers are required to take technical and other necessary measures to ensure the security of the personal information collected and prevent the personal information from being divulged, damaged, or lost. Any violation of the Cyber Security Law may subject an internet information service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, shutdown of websites, or otherwise criminal liabilities. Furthermore, the Rules on the Protection of Personal Information of Telecommunications and Internet Users promulgated by the MIIT on July 16, 2013 and effective on September 1, 2013 prescribe detailed requirements on the use and collection of personal information and require security measures to be taken by telecommunications business operators and internet information service providers.

Pursuant to the Notice of the Supreme People’s Court, the Supreme People’s Procuratorate, and the Ministry of Public Security on Legally Punishing Criminal Activities Infringing upon the Personal Information of Citizens, which was issued and took effect on April 23, 2013, and the Interpretation of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Regarding Legal Application in Criminal Cases Infringing upon the Personal Information of Citizens, which was issued on May 8, 2017 and took effect on June 1, 2017, the following activities may constitute the crime of infringing upon a citizen’s personal information: (i) providing a citizen’s personal information to specified persons or releasing a citizen’s personal information online or through other methods in violation of relevant national provisions; (ii) providing legitimately collected information relating to a citizen to others without such citizen’s consent (unless the information is processed, not traceable to a specific person and not recoverable); (iii) collecting a citizen’s personal information in violation of applicable rules and regulations when performing a duty or providing services; or (iv) collecting a citizen’s personal information by purchasing, accepting, or exchanging such information in violation of applicable rules and regulations.

On August 16, 2021, the CAC, the NDRC and several other administrations jointly promulgated the Several Provisions on Automobile Data Security Management (for Trial Implementation), or the Provisions on Automobile Data Security, which took effect from October 1, 2021 and aims to regulate the collection, analysis, storage, utilization, provision, publication, and cross-border transmission of personal information and critical data generated throughout the lifecycle of automobiles by automobile designers, producers and service providers. Relevant automobile data processors including automobile manufacturers, compartment and software providers, dealers, maintenance providers are required to process personal information and critical data in accordance with applicable laws during the automobile design, manufacture, sales, operation, maintenance and management. To process personal information, automobile data processors shall obtain the consent of the individual or conform to other circumstances stipulated by laws and regulations. Pursuant to the Provisions on Automobile Data Security, personal information and critical data related to automobiles shall in principle be stored within mainland China and a cross-border data security assessment shall be conducted by the national cyberspace administration authority in concert with relevant departments under the State Council if there is a need to provide such data overseas. To process critical data, automobile data processors shall conduct risk assessment in accordance with regulations and submit risk assessment reports to related departments at provincial levels.

Pursuant to the Civil Code, the collection, storage, use, process, transmission, provision, and disclosure of personal information should follow the principles of legitimacy, properness, and necessity. Furthermore, on August 20, 2021, the Personal Information Protection Law was promulgated by the SCNPC and took effect on November 1, 2021. The law integrated previously scattered rules with respect to personal information rights and privacy protection. The Personal Information Protection Law aims at protecting personal information rights and interests, regulating the processing of personal information, ensuring the orderly transmission of personal information in accordance with law and promoting the reasonable use of personal information. The Personal Information Protection Law applies to the processing of personal information within mainland China, as well as certain personal information processing activities outside mainland China, including those for the provision of products and services to natural persons within mainland China or for the analysis and assessment of acts of natural persons within mainland China. As a result, all of our subsidiaries, whether within or outside mainland China, could potentially become subject to the Personal Information Protection Law. Entities processing personal information exceeding the threshold to be set by the relevant authorities and CIIOs are required to store, within the territory of mainland China, all personal information collected and produced within mainland China. In addition, the Personal Information Protection Law imposes pre-approval and other requirements for any cross-border data transfer by PRC domestic companies.

Regulation on Telecommunications Services

Telecommunications Regulations

The PRC Telecommunications Regulations promulgated by the State Council on September 25, 2000 and last amended on February 6, 2016, are the primary PRC regulations governing telecommunications services, which set out the general framework for the provision of telecommunications services in mainland China. The Telecommunications Regulations require that the network connection licensing system shall be implemented to telecommunications terminal equipment, radio telecommunications equipment and interconnection-related equipment, and the network connection license shall not be transferred. Whoever sells telecommunications terminal equipment without the network connection license shall be ordered to make correction and be imposed with a fine ranging from RMB10,000 to RMB100,000. ECARX (Hubei) Tech has obtained network connection licenses for the relevant ECARX products.

Internet Information Services

On September 25, 2000, the State Council promulgated the Measures for the Administration of Internet Information Services, which was amended on January 8, 2011. Under these measures, internet information services are categorized into commercial internet information services and non-commercial internet services. Non-commercial internet information service providers in mainland China must file with the competent government authorities, and commercial internet information service providers in mainland China must obtain an ICP License from the competent government authorities. Operators of certain specific information services, such as news, publishing, education, healthcare, medicine, and medical instruments must also comply with relevant laws and regulations and obtain approval from the competent government authorities.

Internet information service providers are required to monitor their websites. They cannot post or disseminate any content that falls within prohibited categories stipulated under relevant laws and regulations, and must stop providing any such content on their websites once identified. The competent government authorities may order internet information services operators that violate the content restrictions to rectify such violations and, in cases of serious violations, either revoke the ICP Licenses of commercial internet information services operators, or shut down websites of non-commercial internet information services operators.

Regulation on Intellectual Property Rights

China is a party to several international treaties with respect to intellectual property right protection, including the Agreement on Trade-Related Aspects of Intellectual Property Rights, the Paris Convention for the Protection of Industrial Property, the Madrid Agreement Concerning the International Registration of Marks, and the Patent Cooperation Treaty.

Patents

According to the PRC Patent Law promulgated by the SCNPC on March 12, 1984 and currently effective from June 1, 2021, and the Implementation Rules of the PRC Patent Law promulgated by the State Council on June 15, 2001 and last amended on January 9, 2010, there are three types of patents in mainland China: invention patents, utility model patents, and design patents. The protection period is 20 years for an invention patent and 10 years for a utility model patent and 15 years for a design patent (or 10 years for design patents filed prior to June 1, 2021), commencing from their respective application dates. The patent system in mainland China adopts a first-to-file principle, under which the person who files the patent application first is entitled to the patent if two or more persons file patent applications for the same subject. Any person or entity that utilizes a patent or conducts any other activities that infringe a patent without authorization of the patent holder must compensate the patent holder and is subject to a fine imposed by the relevant government authorities, and may be criminally liable in case of patent passing-off. In addition, any person or entity that files a patent application in a foreign country for an invention or utility model patent accomplished in mainland China is required to report in advance to the State Council’s patent administrative authority for a confidentiality examination.

Copyrights

The PRC Copyright Law, which was last amended on November 11, 2020 and took effect on June 1, 2021, provides that Chinese citizens, legal persons, or other organizations will own the copyright in their copyrightable works, including works of literature, art, natural science, social science, engineering technology, and computer software, regardless of whether published or not. Copyright owners enjoy certain legal rights, including the right of publication, the right of authorship, and the right of reproduction. The Copyright Law extends copyright protection to internet activities, products disseminated over the internet, and software products. In addition, the Copyright Law provides for a voluntary registration system administered by the China Copyright Protection Center. According to the Copyright Law, a copyright infringer will be subject to various civil liabilities, which include ceasing infringement activities, apologizing to the copyright owner, and compensating for the loss of the copyright owner. Copyright infringers may also be subject to fines and administrative or criminal liabilities in severe situations.

Pursuant to the Computer Software Protection Regulations promulgated by the State Council on December 20, 2001 and last amended on January 30, 2013, a software copyright owner may go through the registration procedures with a software registration authority recognized by the State Council’s copyright administrative authority. The software copyright owner may authorize others to exercise that copyright and is entitled to receive remuneration.

Trademarks

Trademarks are protected by the PRC Trademark Law last amended on April 23, 2019 and the Implementation Regulations of the PRC Trademark Law promulgated by the State Council last amended on April 29, 2014. The PRC Trademark Office grants a ten-year term to registered trademarks, and the term may be renewed for another ten-year period upon request by the trademark owner. Where the trademark owner fails to do so, a grace period of six months may be granted. In the absence of renewal upon expiry, the registered trademark will be canceled. A trademark owner may license its registered trademarks to another party by entering into trademark license agreements, which must be filed with the Trademark Office for its records. As with patents, the Trademark Law has adopted a first-to-file principle with respect to trademark registration. If a trademark that is applied for is identical or similar to another trademark that has already been registered or subject to a preliminary examination and approval for use on the same or similar kinds of products or services, such trademark application may be rejected. Any person applying for the registration of a trademark shall not infringe upon prior existing trademark rights of others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use. market regulatory departments have the authority to investigate any behavior that infringes the exclusive right under a registered trademark in accordance with the law. In case of a suspected criminal offense, the case will be timely referred to a judicial authority and decided according to the law.

Domain Names

The MIIT promulgated the Administrative Measures of Internet Domain Names on August 24, 2017, which took effect on November 1, 2017 and replaced the Administrative Measures on China Internet Domain Names promulgated by the MIIT on November 5, 2004. According to these measures, the MIIT is in charge of the administration of internet domain names in mainland China. The domain name registration follows a first-to-file principle. Applicants for registration of domain names must provide true, accurate, and complete information of their identities to domain name registration service institutions. The applicants will become holders of such domain names upon the completion of the registration procedure.

Trade Secrets

According to the PRC Anti-Unfair Competition Law promulgated by the SCNPC on September 2, 1993 and last amended on April 23, 2019, a “trade secret” refers to technical and business information that is unknown to the public, may create business interests or profits for its legal owners or holders, and is maintained as a secret by its legal owners or holders. Under the Anti-Unfair Competition Law, business operators are prohibited from infringing others’ trade secrets by: (i) obtaining the trade secrets from the legal owners or holders by any unfair methods such as theft, bribery, fraud, coercion, electronic intrusion, or any other illicit means; (ii) disclosing, using, or permitting others to use the trade secrets obtained illegally under item (i) above; (iii) disclosing, using, or permitting others to use the trade secrets in violation of any contractual agreements or any requirements of the legal owners or holders to keep such trade secrets confidential; or (iv) instigating, inducing, or assisting others to violate a confidentiality obligation or to violate a rights holder’s requirements on keeping the confidentiality of trade secrets, disclosing, using, or permitting others to use the trade secrets of the rights holder. If a third party knows or should have known the above-mentioned illegal conduct but nevertheless obtains, uses, or discloses trade secrets of others, the third party may be deemed to have misappropriated the others’ trade secrets.

Business operators who violate the provisions of the Anti-Unfair Competition Law and cause others to suffer damages shall bear civil liability, and where the legitimate rights and interests of a business operator are harmed by unfair competition, the business operator may file a lawsuit with a People’s Court. The amount of compensation for a business operator who suffers damages due to unfair competition shall be determined on the basis of the actual losses suffered as a result of the infringement; where it is difficult to ascertain the actual losses, the amount of compensation shall be determined in accordance with the benefits gained by the infringing party from the infringement. If a business operator maliciously commits an act of infringing trade secrets and the case is serious, the amount of compensation may be determined at not less than one time and not more than five times the amount determined in accordance with the foregoing method. The amount of compensation shall also include reasonable expenses paid by the business operator to stop the infringement. If it is difficult to ascertain the actual losses suffered or benefits gained, the People’s Court shall, in consideration of the extent of the infringement, award compensation of less than RMB5,000,000 to the rights holder. Additionally, government authorities shall stop any illegal activities which infringe upon trade secrets and confiscate the illegal income from the infringing parties, and impose a fine between RMB100,000 to RMB1,000,000 (or where the circumstances are serious, between RMB500,000 to RMB5,000,000).

On November 22, 2022, the SAMR released the PRC Anti-Unfair Competition Law (Draft for Comments) which proposes to increase the fine. Business operators and other natural persons, legal persons and unincorporated organizations which infringe upon trade secrets in violation of the provisions hereof, shall be ordered by the government authorities to cease the illegal activities, surrender the illegal income and pay a fine of between RMB100,000 to RMB1,000,000 (or where the circumstances are serious, between RMB1,000,000 to RMB5,000,000).

Pursuant to the PRC Criminal Law promulgated by the National People’s Congress on July 1, 1979 and last amended on December 26, 2020, anyone that commits any of the following acts of trade secrets infringement, if the circumstances are serious, shall be sentenced to a fixed-term imprisonment of not more than 3 years and/or shall be fined; if the circumstances are especially serious, the infringing party shall be sentenced to a fixed-term imprisonment of not less than 3 years but not more than 10 years and shall be subject to fines: (i) obtaining trade secrets from their legal owners or holders through unfair methods such as theft, bribery, fraud, coercion, electronic intrusion, or any other illicit means; (ii) disclosing, using, or permitting others to use trade secrets obtained illegally under item (i) above; (iii) disclosing, using, or permitting others to use trade secrets in violation of any contractual agreements or any requirements of the legal owners or holders to keep such trade secrets confidential. Any person who has knowledge of the circumstances referred to above but nevertheless obtains, discloses, uses or allows others to use such trade secrets shall be deemed to have infringed upon trade secrets.

Regulation on Foreign Exchange

General Administration of Foreign Exchange

Under the PRC Foreign Exchange Administrative Regulations promulgated on January 29, 1996 and last amended on August 5, 2008, and various regulations issued by the SAFE and other relevant PRC government authorities, Renminbi is convertible into other currencies for current account items, such as trade-related receipts and payments and payment of interest and dividends. The conversion of Renminbi into other currencies and remittance of the converted foreign currencies outside mainland China for capital account items, such as direct equity investments, loans, and repatriation of investment, requires prior approval from the SAFE or its local branch.

Payments for transactions that take place in mainland China must be made in Renminbi. Unless otherwise approved, PRC domestic companies may not repatriate payments denominated in foreign currencies received from abroad or retain the same abroad. Foreign-invested enterprises may retain foreign currencies under the current account with designated foreign exchange banks subject to a limit set by the SAFE or its local branch. Foreign currencies under the current account may be either retained or sold to a financial institution engaged in the settlement and sale of foreign currencies pursuant to the relevant SAFE rules and regulations. For foreign currencies under the capital account, approval by the SAFE is generally required for the retention or sale of such foreign currencies to a financial institution engaged in the settlement and sale of foreign currencies.

Pursuant to the Circular on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment promulgated by the SAFE on November 19, 2012 and last amended on December 30, 2019, or the SAFE Circular 59, approval of the SAFE is not required for opening a foreign exchange account and depositing foreign currencies into the accounts relating to direct investments. The SAFE Circular 59 also simplifies foreign exchange-related registration required for foreign investors to acquire equity interest in PRC domestic companies and further improves the administration of foreign exchange settlement for foreign-invested enterprises. The Circular on Further Simplifying and Improving the Foreign Exchange Administration Policies for Direct Investment promulgated by the SAFE and effective on June 1, 2015 and last amended on December 30, 2019, or the SAFE Circular 13, cancels the administrative approvals of foreign exchange registration of direct domestic investment and direct overseas investment, and simplifies the procedure for foreign exchange-related registration. Pursuant to the SAFE Circular 13, investors must register with banks for direct domestic investment and direct overseas investment.

Pursuant to SAFE Circular 19 promulgated by the SAFE on March 30, 2015 and amended on December 30, 2019, a foreign-invested enterprise may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the relevant foreign exchange administration has confirmed monetary capital contribution rights and interests (or for which the bank has registered the injection of the monetary capital contribution into the account). Pursuant to SAFE Circular 19, for the time being, foreign-invested enterprises are allowed to settle 100% of their foreign exchange capital on a discretionary basis; a foreign-invested enterprise must truthfully use its capital for its own operating purposes within the scope of business; and where an ordinary foreign-invested enterprise makes domestic equity investment with the amount of foreign exchanges settled, the foreign-invested enterprise must first go through domestic re-investment registration and open a corresponding account for foreign exchange settlement, pending payment with the foreign exchange administration or the bank at the place where it is registered.

The Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts promulgated by the SAFE and effective on June 9, 2016, or the SAFE Circular 16, stipulates that PRC domestic companies may also convert their foreign debts denominated in foreign currencies into Renminbi on a self-discretionary basis. The SAFE Circular 16 also provides an integrated standard for conversion of foreign exchange under capital account items (including foreign exchange capital and foreign debts) on a self-discretionary basis, which applies to all PRC domestic companies.

According to the PRC Market Entities Registration Administrative Regulations promulgated by the State Council on July 27, 2021 and effective on March 1, 2022, and other laws and regulations governing foreign-invested enterprises and company registrations, the establishment of a foreign-invested enterprise and any capital increase and other major changes in a foreign-invested enterprise must be registered with the SAMR or its local counterparts, and must be filed via the foreign investment comprehensive administrative system, if such foreign-invested enterprise does not involve special market-entry administrative measures prescribed by the PRC government.

On October 23, 2019, the SAFE issued the Circular on Further Promoting Cross-Border Trade and Investment Facilitation. This circular allows foreign-invested enterprises whose approved business scopes do not contain equity investment to use their capital obtained from foreign exchange settlement to make domestic equity investment as long as the investment is real and complies with the foreign investment-related laws and regulations. In addition, this circular stipulates that qualified enterprises in certain pilot areas may use their capital income from registered capital, foreign debt, and overseas listing, for the purpose of domestic payments without providing authenticity certifications to the relevant banks in advance for those domestic payments. Payments for transactions that take place in mainland China must be made in Renminbi. Income denominated in foreign currencies received by PRC domestic companies may be repatriated into mainland China or retained outside of mainland China in accordance with requirements and terms specified by the SAFE.

Pursuant to the SAFE Circular 13 and other foreign exchange laws and regulations, when setting up a new foreign-invested enterprise, the foreign-invested enterprise must register with a bank located at its place of registration after obtaining its business license, and if there is any change in capital or other changes relating to the basic information of the foreign-invested enterprise, including any increase in its registered capital or total investment, the foreign-invested enterprise must register such changes with the bank located at its place of registration after obtaining approval from or completing the filing with competent authorities. Pursuant to the relevant foreign exchange laws and regulations, the above-mentioned foreign exchange registration with the banks will typically take less than four weeks upon the acceptance of the registration application.

Based on the foregoing, if we intend to fund our wholly foreign-owned subsidiaries through capital injection at or after their establishment, we must register the establishment of and any follow-on capital increase in our wholly foreign-owned subsidiaries with the SAMR or its local counterparts, file such via the foreign investment comprehensive administrative system, and register such with the local banks for the foreign exchange related matters.

Offshore Investment by Mainland China Residents

Under the Circular on Issues Concerning the Foreign Exchange Administration over the Overseas Investment and Financing and Round-Trip Investment by Domestic Residents via Special Purpose Vehicles issued by the SAFE and effective on July 4, 2014, or the SAFE Circular 37, mainland China residents are required to register with local branches of the SAFE in connection with their direct or indirect offshore investment in overseas special purpose vehicles directly established or indirectly controlled by mainland China residents for offshore investment and financing with their legally owned assets or interests in PRC domestic companies, or their legally owned offshore assets or interests. Such mainland China residents are also required to amend their registrations with the SAFE when there is a change to the basic information of the special purpose vehicles, such as changes of an individual mainland China resident, the name or operating period of the special purpose vehicles, or when there is a significant change to the special purpose vehicles, such as changes of the individual mainland China residents’ increase or decrease of the capital contribution in the special purpose vehicles, or any share transfer or exchange, merger, or division of the special purpose vehicles. At the same time, the SAFE issued the Operation Guidance for Issues Concerning Foreign Exchange Administration over Round-Trip Investment regarding the procedures for SAFE registration under the SAFE Circular 37, which took effect on July 4, 2014, as an attachment to the SAFE Circular 37.

Under the SAFE Circular 13, mainland China residents may register with qualified banks instead of the SAFE in connection with their establishment or control of an offshore entity established for the purpose of overseas direct investment. The SAFE and its branches will implement indirect supervision over foreign exchange registration of direct investment via the banks.

Failure to comply with the registration procedures set forth in the SAFE Circular 37 may result in restrictions on foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliate, the capital inflow from the offshore entities, and settlement of foreign exchange capital, and may also subject relevant onshore company or PRC residents to penalties under PRC foreign exchange administration regulations.

Regulation on Dividend Distribution

The principal laws and regulations regulating the distribution of dividends by foreign-invested enterprises in mainland China include the Company Law and the Foreign Investment Law and its implementation rules. Under the current regulatory regime in mainland China, foreign-invested enterprises in mainland China may pay dividends only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. A mainland Chinese company is required to set aside as statutory reserve funds at least 10% of its after-tax profit, until the cumulative amount of such reserve funds reaches 50% of its registered capital unless laws regarding foreign investment provide otherwise. A mainland Chinese company cannot distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulation on Taxation

Enterprise Income Tax

According to the PRC Enterprise Income Tax Law promulgated by the National People’s Congress on March 16, 2007 and last amended on December 29, 2018 and the Implementation Rules of the PRC Enterprise Income Tax Law promulgated by the State Council on December 6, 2007 and amended on April 23, 2019, the income tax rate for both PRC domestic companies and foreign-invested enterprises is 25% unless otherwise provided for specifically. Enterprises are classified as either mainland PRC resident enterprises or non-mainland-PRC resident enterprises. In addition, enterprises established outside mainland China whose de facto management bodies are located in mainland China are considered mainland PRC resident enterprises and subject to the 25% enterprise income tax rate for their global income. An income tax rate of 10% applies to dividends declared to non-mainland-PRC resident enterprise investors that do not have an establishment or place of business in mainland China, or that have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within mainland China.

In addition, an enterprise certified as a High-Tech Enterprise enjoys a reduced enterprise income tax rate of 15%. According to the Administrative Measures for the Certification of High-Tech Enterprises amended in January 2016, the provincial counterparts of the Ministry of Science and Technology, the Ministry of Finance, and the STA jointly determine whether an enterprise is a High-Tech Enterprise considering the ownership of core technology, whether the main technologies underlying the key products or services fall within the officially supported high-tech fields, the proportion of research and development personnel of the total staff, the proportion of research and development expenditure of total revenue, the proportion of high-tech products or services of total revenue, and other factors prescribed.

Value-Added Tax

According to the PRC Provisional Regulations on Value-Added Tax effective on January 1, 1994 and last amended on November 19, 2017 and its implementation rules effective on December 25, 1993 and last amended on October 28, 2011, unless stipulated otherwise, taxpayers who sell goods, labor services, or tangible personal property leasing services, or import goods will be subject to a 17% tax rate; taxpayers who sell transport services, postal services, basic telecommunications services, construction services, or real property leasing services, sell real property or transfer land use rights will be subject to an 11% tax rate; and taxpayers who sell services or intangible assets will be subject to a 6% tax rate. On November 19, 2017, the State Council promulgated the Decisions on Abolishing the PRC Provisional Regulations on Business Tax and Amending the PRC Provisional Regulations on Value-Added Tax, pursuant to which all enterprises and persons engaged in the sale of goods, provision of processing, repairing, and replacement services, sales of services, intangible assets, and real property, and the importation of goods into the mainland PRC territory are VAT taxpayers.

According to the Circular of the Ministry of Finance and the State Taxation Administration on Adjusting Value-Added Tax Rates effective on May 1, 2018, where a taxpayer engages in taxable sales activity for the value-added tax purpose or imports goods, the previously applicable 17% and 11% rates are adjusted to 16% and 10%, respectively.

According to the Announcement on Relevant Policies for Deepening Value-Added Tax Reform effective on April 1, 2019, the generally applicable value-added tax rates are simplified as 13%, 9%, 6%, and 0%, and the value-added tax rate applicable to small-scale taxpayers is 3%.

Dividend Withholding Tax

The Enterprise Income Tax Law stipulates that an income tax rate of 10% applies to dividends declared to non-mainland-PRC resident investors that do not have an establishment or place of business in mainland China, or that have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent that such dividends are derived from sources within mainland China.

Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent tax authority to have satisfied the relevant conditions and requirements, the 10% withholding tax rate on the dividends received by the Hong Kong resident enterprise from a mainland PRC resident enterprise may be reduced to 5%. According to the Circular on Several Questions Regarding the Beneficial Owner in Tax Treaties, which was issued by the STA on February 3, 2018 and took effect on April 1, 2018, when determining an applicant’s status as the beneficial owner regarding tax treatments in connection with dividends, interest, or royalties in the tax treaties, several factors are considered, including whether the applicant is obligated to pay over 50% of the income in twelve months to residents in a third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant any tax exemption on relevant incomes or levies tax at an extremely low rate, and such factors will be analyzed according to the actual circumstances of the specific cases.

Tax on Indirect Transfer

Pursuant to the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises issued by the STA on February 3, 2015 and last amended on December 29, 2017, or the STA Circular 7, an indirect transfer of assets, including equity interest in a mainland PRC resident enterprise, by non-mainland-PRC resident enterprises may be recharacterized and treated as a direct transfer of mainland PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of mainland PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to mainland PRC enterprise income tax. When determining whether there is a reasonable commercial purpose of the transaction arrangement, several factors are considered, including whether the main value of the equity interest of the relevant offshore enterprise derives directly or indirectly from mainland PRC taxable assets, whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in mainland China or if its income is mainly derived from mainland China, and whether the offshore enterprise and its subsidiaries directly or indirectly holding mainland PRC taxable assets have a real commercial nature that is evidenced by their actual function and risk exposure. The STA Circular 7 does not apply to sales of shares by investors through a public stock exchange where such shares were acquired on a public stock exchange. On October 17, 2017, the STA issued the Circular on Issues Concerning the Withholding of Enterprise Income Tax at Source on Non-PRC Resident Enterprises, or the STA Circular 37, which was amended by the Announcement of the State Taxation Administration on Certain Taxation Normative Documents issued by the STA on June 15, 2018. The STA Circular 37 further elaborates relevant implementing rules regarding the calculation, reporting, and payment obligations of the withholding tax by non-mainland-PRC resident enterprises. Nevertheless, there remain uncertainties as to the interpretation and application of the STA Circular 7. The STA Circular 7 may be determined by the tax authorities to be applicable to our offshore transactions or sale of our shares or those of our offshore subsidiaries where non- mainland-PRC resident enterprises, being the transferors, were involved.

Regulation on Labor

Labor Law and Labor Contract Law

Pursuant to the PRC Labor Law effective on January 1, 1995 and last amended on December 29, 2018 and its implementation rules, employers must establish and improve work safety and health systems, enforce relevant national standards, and carry out work safety and health education for employees. In addition, pursuant to the PRC Labor Contract Law effective on January 1, 2008 and amended on December 28, 2012 and its implementation rules, employers must execute written labor contracts with full-time employees and comply with local minimum wage standards. Violations of the Labor Law and the Labor Contract Law may result in the imposition of fines and other administrative and criminal liability in the case of serious violations.

Social Insurance and Housing Fund

According to the PRC Social Insurance Law promulgated by the SCNPC on October 28, 2010 and amended on December 29, 2018 and the Administrative Regulations on Housing Provident Funds promulgated by the State Council on April 3, 1999 and last amended on March 24, 2019, employers are required to contribute to a number of social security funds, including funds for basic pension insurance, unemployment insurance, basic medical insurance, occupational injury insurance, and maternity insurance, and also to housing funds. Any employer who fails to make such contribution may be fined and ordered to make good the deficit within a stipulated time limit.

Employee Stock Incentive Plan

Pursuant to the Notice of Issues Relating to the Foreign Exchange Administration for Domestic Persons Participating in Stock Incentive Plan of Overseas Listed Company issued by the SAFE on February 15, 2012, employees, directors, supervisors, and other senior management who participate in any stock incentive plan of a publicly listed overseas company and who are mainland PRC citizens or non-PRC citizens residing in mainland China for a continuous period of no less than one year are, subject to a few exceptions, required to register with the SAFE through a qualified domestic agent, which may be a mainland PRC subsidiary of such overseas listed company, and complete certain other procedures.

Regulation on Mergers and Acquisitions and Overseas Listing

On August 8, 2006, six PRC governmental and regulatory authorities, including the MOFCOM and the CSRC, promulgated the Rules on Mergers and Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rules, effective as of September 8, 2006 and later revised on June 22, 2009, which governs the mergers and acquisitions of domestic enterprises by foreign investors. The M&A Rules, among other things, requires that if an overseas company established or controlled by PRC domestic companies or individuals intends to acquire equity interests or assets of any other mainland Chinese company affiliated with such PRC domestic companies or individuals, such acquisition must be submitted to the MOFCOM for approval. The M&A Rules also requires that an offshore special purpose vehicle formed for overseas listing purposes and controlled directly or indirectly by the mainland PRC individuals or companies shall obtain the approval of the CSRC prior to overseas listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. After the PRC Foreign Investment Law and its Implementation Regulations took effect on January 1, 2020, the provisions of the M&A Rules remain effective to the extent they are not inconsistent with the PRC Foreign Investment Law and its Implementation Regulations.

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly promulgated the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law, or the Opinions. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the establishment of relevant regulatory systems will be taken to deal with the risks and incidents of mainland China-based overseas listed companies, and cybersecurity and data privacy protection requirements and etc.

On February 17, 2023, the CSRC released the Overseas Listing Filing Rules, which took effect on March 31, 2023. The Overseas Listing Filing Rules will comprehensively improve and reform the existing regulatory regime for overseas offering and listing of PRC domestic companies’ securities and will regulate both direct and indirect overseas offering and listing of PRC domestic companies’ securities by adopting a filing-based regulatory regime. According to the Overseas Listing Filing Rules, the issuer or a major domestic operating company designated by the issuer, as the case may be, must make a filing with the CSRC in respect of its initial public offering or listing, follow-on offering and other equivalent offing activities. For an listed issuer which is already listed, it should also make filing in accordance with the Overseas Listing Filing Rules if: (i) it issues additional convertible bonds, exchangeable bonds or preferred shares, (ii) it issues additional securities in the same overseas market, excluding securities issued for the purpose of implementing equity incentive, distribution of stock dividends, share split, etc., (iii) it issues additional securities in several offerings within its authorized scope; or (iv) it conducts a secondary listing or primary listing in any other overseas market. Failure to comply with the filing requirements may result in fines to the relevant PRC domestic companies, suspension of their businesses, revocation of their business licenses and operation permits and fines on the controlling shareholder and other responsible persons.

On February 17, 2023, the CSRC issued the Notice on Administrative Arrangements for the Filing of Domestic Enterprise’s Overseas Offering and Listing, which stipulates that mainland China-based issuers like us that have completed overseas listings prior to March 31, 2023 are not required to file with the CSRC in accordance with the Overseas Listing Filing Rules immediately, but must carry out filing procedures as required if we conduct refinancing or if other circumstances arise which require us to make a filing with the CSRC.

On February 24, 2023, the CSRC and several other administrations jointly released the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Archives Rules, which took effect on March 31, 2023. The Archives Rules apply to both overseas direct offerings and overseas indirect offerings. The Archives Rules provides that, among other things, (i) in relation to the overseas listing activities of domestic enterprises, the domestic enterprises are required to strictly comply with the relevant requirements on confidentiality and archives management, establish a sound confidentiality and archives system, and take necessary measures to implement their confidentiality and archives management responsibilities, (ii) during the course of an overseas offering and listing, if a domestic enterprise needs to publicly disclose or provide to securities companies, accounting firms or other securities service providers and overseas regulators, any materials that contain relevant state secrets or that have a sensitive impact (i.e. be detrimental to national security or the public interest if divulged), the domestic enterprise should complete the relevant approval/filing and other regulatory procedures, and (iii) working papers produced in the PRC by securities companies and securities service institutions, which provide domestic enterprises with securities services during their overseas issuance and listing, should be stored in the PRC, and the transmission of all such working papers to recipients outside of the PRC is required to be approved by competent authorities of the PRC.

C.	Organizational Structure

The following diagram illustrates our corporate structure, including our principal and other subsidiaries as of the date of this annual report.

D.	Property, Plant and Equipment

Our main offices are located in Hangzhou, Shanghai, Wuhan, Beijing, Dalian, Chengdu and Suzhou in China, in Gothenburg, Sweden, and in London, United Kingdom. As of December 31, 2022, we had leased premises as summarized below and under operating lease agreements from independent third parties. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

	Approximate
	Size (Building)
	in Square
Location	Meters	Primary Use	Lease Term (years)
Hangzhou	7,680	Operation, R&D	2~3 years
Beijing	1,150	Product R&D	1 year
Shanghai	5,246	Operation, R&D	2~3 years
Wuhan	10,208	Product R&D	1~3 years
Dalian	1,909	Product R&D	1~3 year
Chengdu	648	Product R&D	1 year
Suzhou	1,629	Operation, R&D	2 years
Gothenburg	2,164	Product R&D	5 years
London	1,504	Operation	10 years

Item 4A.      Unresolved Staff Comments

None.

Item 5.     Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations is based upon, and should be read in conjunction with, our audited consolidated financial statements and the related notes included in this annual report. This report contains forward-looking statements. See “Forward-Looking Information.” In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A.	Operating Results

We are transforming vehicles into seamlessly integrated information, communications and transportation devices. We are shaping the interaction between people and cars by rapidly advancing the technology at the heart of smart mobility. Our current core products include infotainment head units, digital cockpits, vehicle chip-set solutions, a core operating system and integrated software stack. Beyond this, we are developing a full-stack automotive computing platform.

We have established a successful track record during the six years since our inception. As of December 31, 2022, there were more than 4.7 million vehicles on the road with ECARX products and solutions onboard. As of December 31, 2022, we had a team of 1,501 full-time employees globally, among which approximately 73% belong to our R&D division, providing the foundation for us to serve 21 vehicle brands across Asia-Pacific and Europe.

Our total revenues increased by 24.0% from RMB2,241.1 million in 2020 to RMB2,779.1 million in 2021, and further by 28.0% to RMB3,557.1 million (US$515.7 million) in 2022. We recorded a net loss of RMB440.0 million, RMB1,185.4 million and RMB1,541.2 million (US$223.5 million) in 2020, 2021, and 2022, respectively.

Key Factors Affecting Our Results of Operations

Our results of operations are affected by the following company-specific factors.

Our ability to continue to increase the sales of our products and services

Since our incorporation, Geely Holding and its ecosystem OEMs have been important contributors to our revenues. We began to market and sell our products and services to other OEMs and Tier 1 automotive suppliers in 2019 and 2020 respectively. Our results of operations depend significantly on our ability to continue to attract orders from OEMs and Tier 1 automotive suppliers, which can affect our sales volume. To deliver our computing platform, SoC products and software solutions, supply chain management and quality control are integral in maintaining sufficient volume and the high quality standards our customers experience.

Continued investments in R&D and innovation

Our financial performance will be significantly dependent on our ability to maintain our position as a leading automotive computing platform provider. To maintain our competitive advantage, we expect to invest substantially and responsibly in research and development activities to grow our market share globally. We develop most of our key technologies in-house to support a rapid pace of innovation. Accordingly, we dedicate significant resources towards research and development and invest heavily in recruiting talent. As of December 31, 2022, we had a team of 1,501 full-time employees globally, among which nearly 73% belong to our R&D division.

Our ability to maintain and improve operating efficiency

Our results of operations are further affected by our ability to maintain and improve our operating efficiency, as measured by our total operating expenses as a percentage of our revenues. This is critical to the success of our business and our future profitability. As our business grows, we expect to further improve our operating efficiency and achieve economies of scale.

Key Components of Results of Operations

Revenues

We generate revenues primarily through sales of goods, software licensing and services provision.

Sales of goods revenues. Our main products include:

●	Automotive computing platform, which we supply to OEMs and Tier 1 suppliers to be assembled on cars with infotainment head unit or digital cockpit;
●	SoC Core Modules, where we sell standardized computing board, which integrates SoC with core integrated circuits and peripheral to OEMs or Tier 1 suppliers; and
●	Automotive merchandise and other products, which are primarily basic electronic components such as resistor, capacitor and circuit board sold to automotive suppliers.

Software licensing. We generate revenues for licensing our customers the rights to the intellectual property of bundled software. Such bundled software is configured into standardized in-vehicle operating system by us to support the overall in-vehicle software framework and infrastructure of OEMs.

Service revenues. We generate revenues by providing the following services:

●	Automotive computing platform design and development service
●	Connectivity service, which enables end-users of automobiles access to the internet; and,
●	Other services, including technical consulting services provided to automotive companies.

The following table sets forth a breakdown of revenues by type both in absolute amount and as a percentage of our revenues for the periods indicated.

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Revenues
Sales of goods revenues	1,678,234	74.9	1,983,817	71.4	2,434,244	352,932	68.4
Software License revenues	71,297	3.2	261,265	9.4	404,469	58,642	11.4
Service revenues	491,532	21.9	533,981	19.2	718,424	104,162	20.2
Total	2,241,063	100.0	2,779,063	100.0	3,557,137	515,736	100.0

Cost of revenues

Our cost of revenues can be categorized as cost of goods sold, cost of software license and cost of services, which are the costs and expenses that are directly related to providing our products and services to customers. These cost and expenses primarily include (i) costs of raw materials and processing fee charged by outsourced factories, (ii) warehousing and transportation costs of inventories, (iii) staff costs of the employees of the quality control department and supply chain department, including share-based compensation expenses, and (iv) others, primarily consisted of depreciation, warranty cost, and license fees of software purchased from suppliers.

We expect that our cost of revenues will increase in absolute amounts in the foreseeable future as we continue to expand our business globally.

The following table sets forth a breakdown of our cost of revenues by nature both in absolute amount and as a percentage of our revenues for the periods indicated.

	For the Year Ended December 31,
	2020		2021		2022
			RMB	%	RMB	US$	%
	(in thousands, except percentages)
Cost of revenues
Cost of goods sold	1,524,744	68.1	1,749,188	62.9	1,971,125	285,786	55.4
Cost of software license	27,926	1.2	32,164	1.2	126,807	18,385	3.6
Cost of services	137,005	6.1	180,518	6.5	468,709	67,956	13.2
Total	1,689,675	75.4	1,961,870	70.6	2,566,641	372,127	72.2

Operating expenses

Our operating expenses consist of (i) research and development expenses, (ii) selling and marketing expenses, (iii) general and administrative expenses, (iv) other income, and (v) others, net.

The following table sets forth a breakdown of our operating expenses both in absolute amount and as a percentage of our revenues for the periods indicated.

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Operating expenses
Research and development expenses	706,018	31.5	1,209,385	43.5	1,210,871	175,560	34.0
Selling and marketing expenses	60,643	2.7	82,827	3.0	86,597	12,555	2.4
General and administrative expenses	215,008	9.6	506,873	18.2	1,180,218	171,116	33.2
Other income	—	—	—	—	(22,846)	(3,312)	(0.6)
Others, net	200	—	(207)	—	1,939	281	0.1
Total	981,869	43.8	1,798,878	64.7	2,456,779	356,200	69.1

Our research and development expenses primarily consist of direct material cost, outsourced development expenses, payroll and related costs including share-based compensation related to researching and developing new technologies and expenses associated with the use by these functions of facilities and equipment, such as rental and depreciation expenses. We expect our research and development expenses to increase as we expand our business operations and our research and development team, enhance our technologies, and develop new features and functionalities on our platform.

Our selling and marketing expenses primarily consist of payroll and related cost including share-based compensation related to the selling and marketing activities, advertising costs, rental, depreciation related to selling and marketing functions. Advertising costs are expensed as incurred. We expect to continue to strategically incur selling and marketing expenses in strengthening our brand image.

General and administrative expenses primarily consist of (i) employee benefit expenses, (ii) share-based compensation, (iii) travelling and general expenses, and (iv) professional service fees. We expect our general and administrative expenses to increase in absolute amount in the foreseeable future, as we will incur additional expenses related to the anticipated growth of our business and our operations as a public company.

Other income represents recharges of certain management expenses to a related party.

Taxation

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

Mainland China

Under the PRC Enterprise Income Tax Law effective from January 1, 2008 and last amended on December 29, 2018, our mainland China subsidiaries, and consolidated affiliated entities and their subsidiaries are subject to the statutory rate of 25%, subject to preferential tax treatments available to qualified enterprises in certain encouraged sectors of the economy.

We are currently subject to value added tax, or VAT, at rates between 6% and 13% on the products and services we provide, less any deductible VAT we have already paid or borne. We are also subject to surcharges on VAT payments in accordance with the law in mainland China.

Dividends paid by our wholly foreign-owned subsidiary in mainland China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and receives approval from the relevant tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%.

If our company in the Cayman Islands or any of our subsidiaries outside of mainland China were deemed a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—If we are classified as a mainland China resident enterprise for purposes of income tax in mainland China, such classification could result in unfavorable tax consequences to us and our non-mainland China shareholders.”

Impact of COVID-19 on Our Operations

The COVID-19 pandemic had severely impacted China and the rest of the world and our business was adversely affected in the past. There have been improvements in the pandemic situation and in the overall economic activity during 2022. Starting in December 2022, most of the travel restrictions and quarantine requirements in China were lifted. Although there were significant surges of COVID-19 infections in various regions in China during that month, the situation has significantly improved and normalized since January 2023. However, there remains uncertainty as to the future impact of the virus and the extent to which the COVID-19 pandemic may impact our long-term results. We are closely monitoring its impact on us. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—The COVID-19 pandemic continues to impact our business and could materially and adversely affect our financial condition and results of operations.”

Results of Operations

The following table sets forth our results of operations with line items in absolute amount and as a percentage of our revenues for the periods indicated.

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Revenue
− Sales of goods revenues	1,678,234	74.9	1,983,817	71.4	2,434,244	352,932	68.4
− Software license revenues	71,297	3.2	261,265	9.4	404,469	58,642	11.4
− Service revenues	491,532	21.9	533,981	19.2	718,424	104,162	20.2
Total revenues	2,241,063	100.0	2,779,063	100.0	3,557,137	515,736	100.0
Cost
− Cost of goods sold	(1,524,744)	(68.1)	(1,749,188)	(62.9)	(1,971,125)	(285,786)	(55.4)
− Cost of software licenses	(27,926)	(1.2)	(32,164)	(1.2)	(126,807)	(18,385)	(3.6)
− Cost of services	(137,005)	(6.1)	(180,518)	(6.5)	(468,709)	(67,956)	(13.2)
Total cost of revenues	(1,689,675)	(75.4)	(1,961,870)	(70.6)	(2,566,641)	(372,127)	(72.2)
Gross profit	551,388	24.6	817,193	29.4	990,496	143,609	27.8
Operating expenses:
− Research and development expenses	(706,018)	(31.5)	(1,209,385)	(43.5)	(1,210,871)	(175,560)	(34.0)
− Selling and marketing expenses	(60,643)	(2.7)	(82,827)	(3.0)	(86,597)	(12,555)	(2.4)
− General and administrative expense	(215,008)	(9.6)	(506,873)	(18.2)	(1,180,218)	(171,116)	(33.2)
− Other income	—	—	—	—	22,846	3,312	0.6
− Others. Net	(200)	—	207	—	(1,939)	(281)	(0.1)
Total operating expenses	(981,869)	(43.8)	(1,798,878)	(64.7)	(2,456,779)	(356,200)	(69.1)
Loss from operation	(430,481)	(19.2)	(981,685)	(35.3)	(1,466,283)	(212,591)	(41.3)
Interest income	28,480	1.3	11,783	0.4	12,444	1,804	0.3
Interest expenses	(59,128)	(2.6)	(131,666)	(4.7)	(51,136)	(7,414)	(1.4)
Income (loss) from equity method investments	148	—	(2,519)	(0.1)	(137,391)	(19,920)	(3.7)
Change in fair value of an equity security	—	—	—	—	(16,843)	(2,442)	(0.5)
Gains on sale of an equity security	—	—	—	—	59,728	8,660	1.7
Gains on deconsolidation of a subsidiary	—	—	10,579	0.4	71,974	10,435	2.0
Change in fair value of warrant liabilities	(39,635)	(1.8)	(111,299)	(4.0)	(3,245)	(470)	(0.1)
Government grants	5,998	0.3	4,507	0.2	29,330	4,252	0.8
Foreign currency exchange gains, net	54,842	2.4	18,315	0.7	(18,216)	(2,641)	(0.5)
Loss before income taxes	(439,776)	(19.6)	(1,181,985)	(42.4)	(1,519,638)	(220,327)	(42.7)
Income tax expenses	(228)	—	(3,447)	(0.1)	(21,571)	(3,128)	(0.6)
Net loss	(440,004)	(19.6)	(1,185,432)	(42.5)	(1,541,209)	(223,455)	(43.3)

Non-GAAP Financial Measures

We use adjusted net loss and adjusted EBITDA in evaluating our operating results and for financial and operational decision-making purposes. Adjusted net loss represents net loss excluding share-based compensation expenses, and such adjustment has no impact on income tax. We define adjusted EBITDA as net loss excluding interest income, interest expense, income tax expenses, depreciation of property and equipment, amortization of intangible assets, and share-based compensation expenses.

We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We believe that adjusted net loss and adjusted EBITDA help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that are included in net loss. We also believe that the use of the non-GAAP measures facilitates investors’ assessment of our operating performance. We believe that adjusted net loss and adjusted EBITDA provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision making.

Adjusted net loss and adjusted EBITDA should not be considered in isolation or construed as alternatives to net loss or any other measures of performance or as indicators of our operating performance. Investors are encouraged to compare our historical adjusted net loss and adjusted EBITDA to the most directly comparable GAAP measure, net loss. Adjusted net loss and adjusted EBITDA presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

The tables below set forth a reconciliation of our net loss to adjusted net loss and adjusted EBITDA for the periods indicated:

	Year Ended December 31,
	2020	2021	2022

	(in thousands)
	RMB	RMB	RMB	US$
Net loss	(440,004)	(1,185,432)	(1,541,209)	(223,454)
Share-based compensation expenses	11,410	179,933	725,651	105,210
Adjusted net loss	(428,594)	(1,005,499)	(815,558)	(118,244)
Net loss	(440,004)	(1,185,432)	(1,541,209)	(223,454)
Interest income	(28,480)	(11,783)	(12,444)	(1,804)
Interest expense	59,128	131,666	51,136	7,414
Income tax expenses	228	3,447	21,571	3,128
Depreciation of property and equipment	38,480	43,137	45,087	6,537
Amortization of intangible assets	20,478	21,875	22,568	3,272
Share-based compensation expenses	11,410	179,933	725,651	105,210
Adjusted EBITDA	(338,760)	(817,157)	(687,640)	(99,697)

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Revenues

	For the Year Ended December 31,
	2021	2022		Change
	RMB	RMB	US$	RMB	US$	%

	(in thousands, except percentages)
Sales of Goods Revenues	1,983,817	2,434,244	352,932	450,427	65,306	22.7
Automotive computing platform	1,423,548	1,690,849	245,150	267,301	38,755	18.8
SoC Core Modules	333,421	660,554	95,771	327,133	47,430	98.1
Merchandise and other products	226,848	82,841	12,011	(144,007)	(20,879)	(63.5)
Software License Revenues	261,265	404,469	58,642	143,204	20,763	54.8
Service Revenues	533,981	718,424	104,162	184,443	26,742	34.5
Automotive computing platform–design and development service	306,358	468,770	67,966	162,412	23,548	53.0
Connectivity service	188,349	212,738	30,844	24,389	3,536	12.9
Other services	39,274	36,916	5,352	(2,358)	(342)	(6.0)
Total Revenues	2,779,063	3,557,137	515,736	778,074	112,811	28.0

Our revenues increased by RMB778.0 million (US$112.8 million) from RMB2,779.1 million for the year ended December 31, 2021 to RMB3,557.1 million (US$515.7 million) for the year ended December 31, 2022, primarily due to an increase in the sales of automotive computing platform products and the sales of newly launched Digital Cockpit platform, as well as expansion of the sales of E-series Core Modules through Tier 1 partners.

Sales of Goods Revenues. Sales of goods revenues increased by RMB450.4 million (US$65.3 million) from RMB1,983.8 million for the year ended December 31, 2021 to RMB2,434.2 million (US$352.9 million) for the year ended December 31, 2022, primarily driven by the launch of our new Digital Cockpit platform that resulted in a shift in our portfolio revenue mix from IHU to Digital Cockpit which has a higher total revenue per unit, the increase in sales volume of E-series core modules, and the product transition from E01 to E02.

Software License Revenues. Software license service revenues increased by RMB143.2 million (US$20.8 million) from RMB261.3 million for the year ended December 31, 2021 to RMB404.5 million (US$58.6 million) for the year ended December 31, 2022, primarily due to an increase in volumes along with upgrades to newer OS which command higher average selling prices.

Service Revenues. Service revenues increased by RMB184.4 million (US$26.7 million) from RMB534.0 million for the year ended December 31, 2021 to RMB718.4 million (US$104.2 million) for the year ended December 31, 2022. The increase was mainly attributable to our existing customers’ continued demand for automotive computing platform design and development services as well as further penetration into the EV market.

Cost of revenues

	For the Year
	Ended December 31,
	2021	2022		Change
	RMB	RMB	US$	RMB	US$	%

	(in thousands except percentages)
Cost of revenues
Cost of goods sold	1,749,188	1,971,125	285,786	221,937	32,178	12.7
Cost of software licenses	32,164	126,807	18,385	94,643	13,722	294.3
Cost of services	180,518	468,709	67,956	288,191	41,784	159.6
Total	1,961,870	2,566,641	372,127	604,771	87,684	30.8

Our cost of revenues increased by RMB604.8 million (US$87.7 million) from RMB1,961.9 million for the year ended December 31, 2021 to RMB2,566.6 million (US$372.1 million) for the year ended December 31, 2022. The increase was primarily driven by the shift to new Digital Cockpit platform and E series Core Modules products which had higher cost per unit than last generation of products. The increased sales of these new products also contributed to the increase of cost of goods sold. The increase in cost of services is primarily attributable to costs relating to certain non-recurring strategic engineering contracts and the incurrence of outsourcing costs in relation to our connectivity service contracts.

Gross profit and gross margin

	For the Year
	Ended December 31,
	2021	2022		Change
	RMB	RMB	US$	RMB	US$	%

	(In thousands, except percentages)
Gross profit	817,193	990,496	143,609	173,303	25,127	21.2
Gross margin (%)	29.4	27.8	27.8	—	—	—

As a result of successful expansion of the sales of our product and service categories, our gross profits increased from RMB817.2 million for the year ended December 31, 2021 to RMB990.5 million (US$143.6 million) for the year ended December 31, 2022.

Our gross margins decreased from 29.4% for the year ended December 31, 2021 to 27.8% for the year ended December 31, 2022. The change in gross margin of 1.6% was primarily due to the recognition of revenue contracts with different margin mix in 2022 compared to the prior year.

Operating expenses

	For the Year
	Ended December 31,
	2021	2022		Change
	RMB	RMB	US$	RMB	US$	%

	(In thousands, except percentages)
Operating expenses
Research and development expenses	1,209,385	1,210,871	175,560	1,486	215	0.1
Selling and marketing expenses	82,827	86,597	12,555	3,770	547	4.6
General and administrative expenses	506,873	1,180,218	171,116	673,345	97,626	132.8
Other income	—	(22,846)	(3,312)	(22,846)	(3,312)	—
Others, net	(207)	1,939	281	2,146	311	(1,036.7)
Total	1,798,878	2,456,779	356,200	657,901	95,387	36.6

Research and development expenses. Our research and development expenses increased by RMB1.5 million (US$0.2 million) from RMB1,209.4 million for the year ended December 31, 2021 to RMB1,210.9 million (US$175.6 million) for the year ended December 31, 2022, primarily due to the cessation of ADAS perception software development and HD mapping services and the corresponding reduction of personnel-related costs for the affected personnel.

Selling and marketing expenses. Our selling and marketing expenses increased by RMB3.8 million (US$0.5 million) from RMB82.8 million for the year ended December 31, 2021 to RMB86.6 million (US$12.6 million) for the year ended December 31, 2022, primarily driven by our continued investments in advertising, marketing, and promotional activities as part of our commercial expansion across several new geographic markets.

General and administrative expenses. Our general and administrative expenses increased significantly by RMB673.3 million (US$97.6 million) from RMB506.9 million for the year ended December 31, 2021 to RMB1,180.2 million (US$171.1 million) for the year ended December 31, 2022. The increase primarily reflects the recognition of share-based compensation expenses in the amount of RMB572.0 million (US$82.9 million) relating to the vesting of certain options and restricted share units as a result of the consummation of the Business Combination. The remaining increase was attributable to our overseas expansion.

Other income. Our other income represents recharges of certain management expenses to a related party.

Loss from operation

As a result of the foregoing, we had a loss from operation of RMB1,466.3 million (US$212.6 million) for the year ended December 31, 2022, in comparison with a loss from operation of RMB981.7 million for the year ended December 31, 2021.

Interest income

Our interest income increased marginally by RMB0.6 million (US$0.1 million) from RMB11.8 million for the year ended December 31, 2021 to RMB12.4 million (US$1.8 million) for the year ended December 31, 2022.

Interest expenses

Our interest expenses decreased by RMB80.6 million (US$11.7 million) from RMB131.7 million for the year ended December 31, 2021 to RMB51.1 million (US$7.4 million) for the year ended December 31, 2022, primarily due to repayment of loans bearing higher interest rate.

Income (loss) from equity method investments

Our loss from equity method investments increased by RMB134.9 (US$19.6 million) from RMB2.5 million for the year ended December 31, 2021 to RMB137.4 million (US$19.9 million) for the year ended December 31, 2022, primarily due to the investees’ increased loss results of operation.

Gains on sale of an equity security

In December 2022, we disposed of our investment in Zenseact for a consideration of US$115.0 million (equivalent to RMB763.2 million) at a gain of US$9.0 million (equivalent to RMB59.7 million).

Gains on deconsolidation of a subsidiary

In January 2022, Suzhou Photon-Matrix Optoelectronics Technology Co., Ltd (“Suzhou Photon-Matrix”), our PRC subsidiary, entered into certain financing agreements with third party investors, pursuant to which such investors subscribed for 3.45% of new equity in Suzhou Photon-Matrix for a total consideration of RMB10.0 million in cash. As a result of the transaction, our equity interest in Suzhou Photon-Matrix decreased from 50.9% to 49.2%, and we no longer control Suzhou Photon-Matrix. On the date we lost control in Suzhou Photon-Matrix, we remeasured our retained equity interest in Suzhou Photon-Matrix at a fair value of RMB64.0 million with backsolve method, a market approach, plus the carrying amount of noncontrolling interest in Suzhou Photon-Matrix of RMB33.6 million, minus the carrying amount of Suzhou Photon-Matrix’s net assets of RMB25.6 million. We therefore recorded a gain of RMB72.0 million (US$10.4 million) as a result of the deconsolidation.

Change in fair value of warrant liabilities

We recorded loss in fair value of warrant liabilities of RMB111.3 million for the year ended December 31, 2021, compared to a loss of RMB3.2 million (US$0.5 million) for the year ended December 31, 2022. The warrants issued to the government fund were exercised in 2021, which resulted in the decrease in change in fair value of warrant liabilities in 2022.

Government grants

For the years ended December 31, 2021 and 2022, we received government grants totaling RMB4.5 million and RMB29.3 million (US$4.3 million), respectively, as a result of support and incentives from local governments, which primarily consisted of subsidies for investment in research and development activities.

Foreign currency exchange gains, net

We recorded foreign currency exchange gains of RMB18.3 million for the year ended December 31, 2021, compared to losses of RMB18.2 million (US$2.6 million) for the year ended December 31, 2022. The net change in foreign currency exchange gains was primarily attributable to fluctuations in exchange rates.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Revenues

	For the Year Ended December 31,
	2020	2021	Change
	RMB	RMB	RMB	%

	(in thousands, except percentages)
Sales of Goods Revenues	1,678,234	1,983,817	305,583	18.2
Automotive computing platform	1,265,227	1,423,548	158,321	12.5
SoC Core Modules	203,402	333,421	130,019	63.9
Merchandise and other products	209,605	226,848	17,243	8.2
Software License Revenues	71,297	261,265	189,968	266.4
Service Revenues	491,532	533,981	42,449	8.6
Automotive computing Platform–Design and development service	297,801	306,358	8,557	2.9
Connectivity service	172,841	188,349	15,508	9.0
Other services	20,890	39,274	18,384	88.0
Total Revenues	2,241,063	2,779,063	538,000	24.0

Our revenues increased by RMB538.0 million from RMB2,241.1 million for the year ended December 31, 2020 to RMB2,779.1 million for the year ended December 31, 2021, primarily due to an increase in the sales of automotive computing platform products and the sales of newly launched Digital Cockpit platform, as well as expansion of the sales of E-series Core Modules through Tier 1 partners.

Sales of Goods Revenues. Sales of goods revenues increased by RMB305.6 million from RMB1,678.2 million for the year ended December 31, 2020 to RMB1,983.8 million for the year ended December 31, 2021, primarily driven by an increase in the selling prices of IHU products, as well as the launch of new Digital Cockpit platform that resulted in a shift in our portfolio revenue mix from IHU to Digital Cockpit which has a higher total revenue per unit.

Software License Revenues. Software license service revenues increased significantly by RMB190.0 million from RMB71.3 million for the year ended December 31, 2020 to RMB261.3 million for the year ended December 31, 2021. We generated software license revenues primarily through licensing our Tier 1 automotive suppliers with vehicle intelligence-related technologies.

Service Revenues. Service revenues increased by RMB42.5 million from RMB491.5 million for the year ended December 31, 2020 to RMB534.0 million for the year ended December 31, 2021. Revenue from other services increased mainly due to the increase of demand on technical consulting services from OEM customers and Tier 1 partners and because we continued to provide connectivity services for which prepayments had been made by our customers.

Cost of revenues

	For the Year Ended December 31,
	2020	2021	Change
	RMB	RMB	RMB	%

	(in thousands except percentages)
Cost of revenues
Cost of goods sold	1,524,744	1,749,188	224,444	14.7
Cost of software licenses	27,926	32,164	4,238	15.2
Cost of services	137,005	180,518	43,513	31.8
Total	1,689,675	1,961,870	272,195	16.1

Our cost of revenues increased by RMB272.2 million from RMB1,689.7 million for the year ended December 31, 2020 to RMB1,961.9 million for the year ended December 31, 2021. The increase was primarily driven by the shift to new Digital Cockpit platform and E series Core Modules products which had higher cost per unit than last generation of products. The increased sales of these new products also contributed to the increase of cost of goods sold.

Gross profit and gross margin

	For the Year
	Ended December 31,
	2020	2021	Change
	RMB	RMB	RMB	%

	(In thousands, except percentages)
Gross profit	551,388	817,193	265,805	48.2
Gross margin (%)	24.6	29.4	—	—

As a result of successful expansion of the sales of our product and service categories, our gross profits increased from RMB551.4 million for the year ended December 31, 2020 to RMB817.2 million for the year ended December 31, 2021 and our gross margins increased from 24.6% for the year ended December 31, 2020 to 29.4% for the year ended December 31, 2021. Product innovation was a key driver of profitability improvement, such as the launch of new Digital Cockpit platform. We also expanded our research and development service to meet the demand of our customers.

The change in gross margin was primarily due to a shift to newly launched products and an increased demand by OEM customers of such products, along with an expansion of sales channel to Tier 1 partners for E series Core Modules.

Operating expenses

	For the Year
	Ended December 31,
	2020	2021	Change
	RMB	RMB	RMB	%

	(In thousands, except percentages)
Operating expenses
Research and development expenses	706,018	1,209,385	503,367	71.3
Selling and marketing expenses	60,643	82,827	22,184	36.6
General and administrative expenses	215,008	506,873	291,865	135.7
Others, net	200	(207)	(407)	(203.5)
Total	981,869	1,798,878	817,009	83.2

Research and development expenses. Our research and development expenses increased by RMB503.4 million from RMB706.0 million for the year ended December 31, 2020 to RMB1,209.4 million for the year ended December 31, 2021, primarily driven by our increased talent recruitment activities, and investment on developing of our central computing platform, autonomous driving technology and core operating system. Payroll costs related to research and development increased by RMB346.7 million, outsourced research and development expenses increased by RMB83.1 million, and costs related to non-employee contract personnel increased by RMB31.8 million.

Selling and marketing expenses. Our selling and marketing expenses increased by RMB22.2 million from RMB60.6 million for the year ended December 31, 2020 to RMB82.8 million for the year ended December 31, 2021, primarily driven by our continued investments in advertising, marketing, and promotional activities as part of our commercial expansion across several geographic markets.

General and administrative expenses. Our general and administrative expenses increased by RMB291.9 million from RMB215.0 million for the year ended December 31, 2020 to RMB506.9 million for the year ended December 31, 2021, as a result of our business expansion. The increase primarily reflects higher staffing costs to support the daily operation and managements as well as higher leasing costs to support business site expansion.

Loss from operation

As a result of the foregoing, we had a loss from operation of RMB981.7 million for the year ended December 31, 2021, in comparison with a loss from operation of RMB430.5 million for the year ended December 31, 2020.

Interest income

Our interest income decreased by RMB16.7 million from RMB28.5 million for the year ended December 31, 2020 to RMB11.8 million for the year ended December 31, 2021, primarily due to a decrease in our bank deposits as we allocated an increasing amount of working capital for our business expansion endeavors.

Interest expenses

Our interest expenses increased by RMB72.6 million from RMB59.1 million for the year ended December 31, 2020 to RMB131.7 million for the year ended December 31, 2021, primarily due to an increase in the amount of loans taken for working capital and general corporate purpose.

Gains on deconsolidation of a subsidiary

ECARX sold 2% equity interest of a PRC subsidiary at the cash consideration of RMB1.0 million in September 2021. As a result of the transaction, our equity interest in such subsidiary decreased from 51% to 49% and we lost control over the subsidiary. On the date we lost control in the subsidiary, we remeasured our retained equity interest in the entity at fair value in the amount of RMB24.5 million and recorded a gain of RMB10.6 million as a result the deconsolidation.

Change in fair value of warrant liabilities

We recorded loss in fair value of warrant liabilities of RMB39.6 million for the year ended December 31, 2020, compared to a loss of RMB111.3 million for the year ended December 31, 2021. The increase in loss in fair value of warrant liabilities was primarily due to the changes in the valuation of warrant liabilities.

Government grants

For the years ended December 31, 2021 and 2020, we received government grants totaling RMB4.5 million and RMB6.0 million, respectively, as a result of support and incentives from local governments, which primarily consisted of subsidies for investment in research and development activities.

Foreign currency exchange gains, net

We recorded foreign currency exchange gains of RMB54.8 million for the year ended December 31, 2020, compared to a gain of RMB18.3 million for the year ended December 31, 2021. The net change in foreign currency exchange gains was primarily attributable to fluctuations in exchange rates.

B.	Liquidity and Capital Resources

Cash flows and working capital

The following table sets forth a summary of our cash flows for the periods indicated.

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
Summary Consolidated Cash Flow Data
Net cash used in operating activities	(368,046)	(872,325)	(405,765)	(58,833)
Net cash used in investing activities	(91,112)	(1,391,361)	(283,530)	(41,108)
Net cash provided by financing activities	1,138,126	2,192,792	537,767	77,969
Effect of foreign currency exchange rate changes on cash and restricted cash	(10,023)	(32,019)	28,906	4,194
Net increase (decrease) in cash and restricted cash	668,945	(102,913)	(122,622)	(17,778)
Cash and restricted cash at the beginning of the year	334,931	1,003,876	900,963	130,627
Cash and restricted cash at the end of the year	1,003,876	900,963	778,341	112,849

To date, we have funded our operating and investing activities primarily through cash generated from historical financing activities and drawdowns on credit facilities.

In 2020 and 2021, we issued a total of 22,500,000 Series A preferred shares for a total cash consideration of US$180.0 million. In March 2021, we issued 3,356,949 Series A+ preferred shares for a total cash consideration of US$28.2 million. In May 2021, we issued 5,043,104 Series Angel Preferred Shares for a total cash consideration of US$12.7 million to certain investor. In May 2021, we issued 21,255,132 Series A+ preferred shares for a total cash consideration of US$178.5 million. In December 2021, we issued 7,164,480 Series A++ Preferred Shares to certain investors for a total cash consideration of US$71.0 million. In September 2021, we issued 4,321,521 Series B Preferred Shares for a total cash consideration of US$50.0 million. In December 2021, we issued 2,160,760 Series B Preferred Shares for a total cash consideration of US$25.0 million.

In July 2020, we entered into a credit facility agreement with China Merchant Bank under which we were granted a credit line of RMB200 million. We have drawn an aggregate amount of RMB181 million from the facility as working capital loan and any outstanding amount under the facility has been fully repaid as of the date of this annual report.

In February 2021, we entered into a credit facility agreement with the China Merchant Bank under which we were granted a credit line of RMB400 million. In April 2021, we entered into a working capital loan agreement with the Industrial Bank for a loan facility of up to a principal amount of RMB300 million. The loan bore interest at Loan Prime Rate of one-year term grade minus 0.25% per annum. These facilities were fully drawn down and have been repaid in full.

In April 2022, we were granted a credit line of RMB240 million for a term of one year from China CITIC Bank. In June 2022, we were granted a credit line of RMB680 million for a term of one year from the Industrial Bank and we entered into a one-year term loan agreement with the Industrial Bank under the credit line for a principal amount of RMB480 million bearing interest at Loan Prime Rate of one-year term grade plus 0.68% per annum.

In May 2022, we completed the private placement of the Lotus Note with an aggregate principal of US$10 million. We issued 1,052,632 Class A Ordinary Shares to Lotus Technology Inc. on the closing date of the Business Combination as a result of the automatic conversion, at a conversion price of US$9.50, of the US$10 million aggregate principal amount of the Lotus Note.

In October 2022, we completed the private placement of the Investor Notes with an aggregate principal of US$65 million and the US$65 million we received from the Investor Notes increased our debt by US$65 million. The Investor Notes are due to mature on November 8, 2025 and bear interest at a rate of 5% per annum. Each holder of an Investor Note has the right from time to time to convert all or any portion of the Investor Note into fully paid and non-assessable Class A Ordinary Shares at a conversion price equal to US$11.50 per share, subject to customary adjustments on the conversion price and certain limitations on the conversion right as described in the Investor Note. The US$11.50 conversion price of the Investor Notes is below the current trading price of the Class A Ordinary Shares on Nasdaq, and we believe it is unlikely that the Investor Notes will be converted unless the market price of the Class A Ordinary Shares exceeds US$11.50.

In December 2022, we entered into a working capital loan agreement with the Industrial Bank for a one-year term loan of a principal amount of RMB300 million. The loan bore interest at Loan Prime Rate of one-year term grade plus 0.65% per annum. These facilities were fully drawn down and are repayable in December 2023. In January 2023, we entered into a loan agreement with the Zhejiang Geely Holding Group Co., Ltd for the principal amount of RMB300 million with interests payable quarterly and at the rate of 4.1% per annum. The loan is repayable on June 30, 2024 or upon seven-day written notice by Zhejiang Geely.

In connection with the Business Combination, holders of 29,379,643 Class A ordinary shares of COVA exercised their right to redeem their shares for cash at a redemption price of approximately US$10.13 per share, for an aggregate redemption amount of US$297,518,700.03, representing approximately 98% of the total COVA Class A Shares then outstanding. We raised gross cash proceeds of approximately US$26 million in connection with the Business Combination, including US$20 million from Geely Investment Holding Ltd. upon consummation of the Business Combination on December 20, 2022. We also received US$15 million from Luminar Technologies, Inc. upon consummation of the Business Combination which was paid by Luminar Technologies Inc. by the issuance of 2,030,374 of its shares to us rather than cash. Additionally, we will receive proceeds of up to an aggregate of approximately US$274,527,666 from the exercise of the Warrants if all of the Warrants are exercised for cash. However, the exercise price of the Warrants is US$11.50 per share and the closing price of our Class A Ordinary Shares on the Nasdaq on April 21, 2023 was US$5.00 per ordinary share. The likelihood that warrant holders will exercise the Warrants and any cash proceeds that we would receive are dependent upon the market price of the Class A Ordinary Shares, among other things. If the market price for the Class A Ordinary Shares is less than US$11.50 per share, we believe warrant holders will be unlikely to exercise their Warrants. There is no assurance that the Warrants will be “in the money” prior to their expiration or that the warrant holders will exercise their Warrants. Holders of the Sponsor Warrants have the option to exercise the Sponsor Warrants on a cashless basis in accordance with the Warrant Agreement. To the extent that any Warrants are exercised on a cashless basis, the amount of cash we would receive from the exercise of the Warrants will decrease.

In December 2022, we disposed of 13.5% of equity interest in Zenseact to Volvo Cars for a total consideration of US$115 million, received in January 2023, while maintaining our strategic collaboration with Zenseact after the sale. The Company had proceeds from a long-term related party loan in the amount of RMB300 million in January 2023, which is due on June 30, 2024.

We may seek additional equity or debt financing in the future to satisfy capital requirements, respond to adverse developments or changes in our circumstances or unforeseen events or conditions, or fund organic or inorganic growth. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. In the event that additional financing is required from third party sources, we may not be able to raise it on acceptable terms or at all. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our business plans require a significant amount of capital. In addition, our future capital needs may require us to sell additional equity or debt securities that may dilute our shareholders or introduce covenants that may restrict our operations or our ability to pay dividends.” The issuance and sale of additional equity would also result in further dilution to our shareholders. The incurrence of indebtedness would result in increasing fixed obligations and could result in operating covenants that would restrict our operations. The feasibility of such plan is contingent upon many factors out of our control, including the severity of the impact of the COVID-19 pandemic on the Chinese economy and our business operations, which is highly uncertain and difficult to predict.

We had cash and restricted cash of RMB778.3 million (US$112.8 million) as of December 31, 2022. As of December 31, 2022, RMB740.4 million (US$107.3 million) of our cash and cash equivalents were held in China and RMB472.5 million (US$68.5 million) were denominated in Renminbi. Substantially all of our revenues have been, and we expect to continue to be, denominated in Renminbi. Under existing foreign exchange regulations in mainland China, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our mainland China subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of mainland China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. The ongoing COVID-19 pandemic and resulting economic uncertainty could also adversely affect our liquidity and capital resources in the future, and our cash requirements may fluctuate based on the timing and extent of many factors such as those discussed above.

Operating activities

Net cash used in operating activities decreased by RMB466.6 million (US$67.6 million) from December 31, 2021 to 2022, primarily due to the improved management of our cash conversion cycle.

Net cash used in operating activities for the year ended December 31, 2022 was RMB405.8 million (US$58.8 million), as compared to a net loss of RMB1,541.2 million (US$223.5 million) for the same year. The difference was primarily due to adjustments for non-cash items that primarily include share-based compensation of RMB725.7 million (US$105.2 million), and reduction of carrying amount of right-of-use assets of RMB38.1 million (US$5.5 million), as well as an increase of RMB374.2 million (US$54.3 million) in accounts payable from third parties, and a decrease of RMB283.4 million (US$41.1 million) in accounts receivable from related parties, partially offset by an increase of RMB238.2 million (US$34.5 million) in accounts receivable from third parties and a decrease of RMB237.3 million (US$34.4 million) in contract liabilities from related parties.

Net cash used in operating activities increased by RMB504.3 million from 2020 to 2021, primarily due to an increase in research and development expenses, the dedication of significant resources towards research and development efforts and substantial investment in recruiting talent to support continued innovation.

Net cash used in operating activities for the year ended December 31, 2021 was RMB872.3 million, as compared to a net loss of RMB1,185.4 million for the same year. The difference was primarily due to adjustments for non-cash items that primarily include share-based compensation of RMB179.9 million, and change in fair value of warrant liabilities of RMB111.3 million, as well as an increase of RMB353.7 million in contract liabilities from related parties, and an increase of RMB186.0 million in accrued expenses and other current liabilities, partially offset by a decrease of RMB218.1 million in accounts payable to related parties, a decrease of RMB144.5 million in notes payable, and an increase of RMB111.0 million in prepayments and other current assets.

Net cash used in operating activities for the year ended December 31, 2020 was RMB368.0 million, as compared to a net loss of RMB440.0 million for the same year. The difference was primarily due to adjustments for non-cash items that primarily include depreciation and amortization of RMB59.0 million, amortization of debt issuance costs of RMB55.4 million, unrealized exchange gains of RMB55.2 million, write-down of inventories of RMB44.1 million, as well as cash released from a decrease in working capital mainly resulting from a decrease of RMB499.5 million in accounts receivable from third parties, and an increase of RMB111.3 million in notes payable, partially offset by a decrease of RMB811.6 million in accounts payable to third parties and an increase of RMB9.3 million in inventories.

Investing activities

Net cash used in investing activities decreased significantly by RMB1,107.8 million (US$160.6 million) from RMB1,391.4 million for the year ended December 31, 2021 to RMB283.5 million (US$41.1 million) for the year ended December 31, 2022, mainly due to a reduction in equity investment activities in 2022.

For the year ended December 31, 2022, net cash used in investing activities was RMB283.5 million (US$41.1 million), which was mainly attributable to (i) payments for purchase of property and equipment and intangible assets of RMB127.8 million (US$18.5 million), (ii) cash paid for acquisition of equity investments of RMB79.4 million (US$11.5 million), (iii) loans to related parties of RMB57.3 million (US$8.3 million) and (iv) financial support to an equity method investee of RMB28.5 million (US$4.1 million), partially offset by repayment of loans to related parties of RMB29.4 million (US$4.3 million).

Net cash used in investing activities increased by RMB1,300.3 million from 2020 to 2021, mainly due to the several strategic investments we made, including our investment in Zenseact for automated driving software development and in HaleyTek AB for operating system.

For the year ended December 31, 2021, net cash used in investing activities was RMB1,391.4 million, which was mainly attributable to (i) payments for acquisition of long-term investments of RMB1,345.6 million, (ii) payments for purchase of property, equipment and intangible assets of RMB78.9 million, (iii) collection of advances to a related party of RMB90.2 million, and (iv) advances to a related party of RMB19.8 million.

For the year ended December 31, 2020, net cash used in investing activities was RMB91.1 million, which was mainly attributable to (i) payments for purchase of property, equipment and intangible assets of RMB69.1 million, (ii) payments for advances to a related party of RMB103.0 million, and (iii) collection of advances to a related party of RMB81.0 million.

Financing activities

Net cash provided by financing activities decreased significantly by RMB1,655.0 million (US$240.0 million) from RMB2,192.8 million for the year ended December 31, 2021 to RMB537.8 million (US$78.0 million) for the year ended December 31, 2022, primarily due to higher repayment of short-term borrowings and borrowings from related parties.

For the year ended December 31, 2022, net cash provided by financing activities was RMB537.8 million (US$78.0 million), primarily consisting of (i) proceeds from short-term borrowings of RMB1,270.0 million (US$184.1 million), (ii) borrowings from related parties of RMB900 million (US$130.5 million), and (iii) proceeds from issuance of convertible notes of RMB527.3 million (US$76.4 million), largely offset by (i) repayment of short-term borrowings of RMB1,332.0 million (US$193.1 million) and (ii) repayment of borrowings from related parties of RMB1,020.0 million (US$147.9 million).

Net cash provided by financing activities increased by RMB1,054.7 million from 2020 to 2021, primarily due to net proceeds from the issuance of convertible redeemable preferred shares during 2021.

For the year ended December 31, 2021, net cash provided by financing activities was RMB2,192.8 million, primarily consisting of proceeds from issuance of Series A+ convertible redeemable preferred shares of RMB1,331.6 million, proceeds from issuance of Series A++ Convertible Redeemable Preferred Shares of RMB452.2 million and proceeds from issuance of Series B Convertible Redeemable Preferred Shares of RMB324.3 million, repayment of long-term debt of RMB1,125.3 million, proceeds from short-term borrowings of RMB947.0 million, repayment for short-term borrowings of RMB91.0 million, borrowings from related parties of RMB315.2 million, and repayment of borrowings from related parties of RMB65.2 million.

For the year ended December 31, 2020, net cash provided by financing activities was RMB1,138.1 million, primarily consisting of refundable deposits in connection with the issuance of Series A convertible redeemable preferred shares of RMB1,032.1 million repayment for short-term borrowings of RMB167.9 million, and proceeds from short-term borrowings of RMB76.0 million.

Capital expenditures

Our capital expenditures are primarily incurred for the purchase of property, equipment, and intangible assets. Our total capital expenditures were RMB69.1 million, RMB78.9 million and RMB127.8 million (US$18.5 million) for the year ended December 31, 2020, 2021, and 2022. We will continue to make capital expenditures to meet the needs of our research and development activities.

Material Cash Requirements

Other than the ordinary cash requirements for our operations and our capital expenditure, our material cash requirements as of December 31, 2022 and any subsequent interim period primarily include interest and principal payments for our borrowings from banks and related parties, operating lease commitments, purchase commitments, and capital commitments.

Our operating lease commitment primarily consists of future minimum lease commitments, all under non-cancellable operating lease agreements for our offices.

Our purchase commitment primarily consists of future minimum purchase commitment related to the purchase of research and development services.

Our capital commitment primarily consists of total capital expenditures contracted but not yet reflected in the consolidated financial statements.

We intend to fund our existing and future material cash requirements with our existing cash balance and other financing alternatives. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.

The following table sets forth our contractual obligations as of December 31, 2022.

	Payment Due by Period
		Less Than
	Total	1 year	1–2 Years	2–3 Years	3–5 Years	Over 5 Years

	(RMB in thousands)
Operating lease commitment	113,905	28,118	14,596	14,173	20,856	36,162
Purchase commitment	93,818	73,817	6,667	6,667	6,667	—
Capital commitment	1,806	1,806	—	—	—	—
Short-term borrowings from banks	870,000	870,000	—	—	—	—
Short-term borrowings from related parties	150,000	150,000	—	—	—	—
Interest on short-term borrowings	25,541	25,541	—	—	—	—
Total	1,255,070	1,149,282	21,263	20,840	27,523	36,162

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2022.

Off-balance Sheets Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity, or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk, or credit support to us or engages in leasing, hedging, or product development services with us.

Holding Company Structure

ECARX Holdings Inc. is a holding company with no material operations of its own. We conduct our operations in mainland China through our mainland China subsidiaries and, prior to the Restructuring, also through our former VIE, Hubei ECARX. As a result, our ability to pay dividends depends significantly upon dividends paid by our mainland China subsidiaries. If our existing mainland China subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in mainland China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the accounting standards and regulations in mainland China. Under the PRC law, each of our mainland China subsidiaries and, prior to the Restructuring, Hubei ECARX is required to set aside at least 10% of its after-tax profits each year, if any, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our wholly foreign-owned subsidiaries in mainland China may allocate a portion of its after-tax profits based on the accounting standards in mainland China to enterprise expansion funds and staff bonus and welfare funds at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of mainland China is subject to examination by the banks designated by the SAFE. Our mainland China subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Inflation

To date, inflation in mainland China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent change in the consumer price index were increases of 0.2%, 1.5%, and 1.8% in December 2020, 2021, and 2022. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in mainland China in the future.

Recently Issued Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2 of our consolidated financial statements included elsewhere in this annual report.

C.	Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property” of this annual report.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2022 that are reasonably likely to have a material and adverse effect on our total revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.	Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with US GAAP. In doing so, we have to make estimates and assumptions. Our critical accounting estimates are those estimates that involve a significant level of uncertainty at the time the estimate is made, and changes in them have had or are reasonably likely to have a material effect on our financial condition or results of operations. Accordingly, actual results could differ materially from our estimates. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we evaluate these estimates on an ongoing basis.

Fair value of our ordinary shares

The following table sets forth the fair value of our ordinary shares on various dates estimated for the following purposes:

●	determining the fair value of our ordinary shares at the date of issuance of redeemable convertible preferred shares as one of the inputs into determining the intrinsic value of the beneficial conversion feature, if any;

●	determining the fair value of our ordinary shares at the date of the grant of a share-based compensation award as one of the inputs into determining the grant date fair value; and
●	determining the fair value of our financial liabilities for warrants at the issuance date and each period end.

	Fair Value
Date	per share	Discount Rate	DLOM

	(US$)
December 31, 2019	2.88	19%	20%
August 30, 2020	3.71	18%	20%
October 31, 2020	3.90	18%	20%
December 31, 2020	4.02	18%	20%
March 5, 2021*	4.49	NA *	NA *
March 31, 2021	5.32	18%	15%
July 26, 2021*	6.97	NA *	NA *
December 27, 2021*	7.55	NA *	NA *
May 9, 2022	8.01	17%	10%
September 30, 2022	8.71	17%	5%
November 21, 2022	9.30	17%	3%
*	The equity value in these dates is determined by backsolve method reference to the recent equity finance transaction, which has already factored in the discount rate and DLOM.

Since there was no public trading market for our ordinary shares before the listing of our shares, the fair value of ordinary shares was determined with the assistance from an independent valuation firm using retrospective valuations. As at various valuation dates from 2020 to June 2022, we firstly estimated 100% equity value and then applied it into our allocation model to derive the fair value of each class of shares.

In determining the fair values of our ordinary shares, the third-party valuation estimates the 100% equity value using the income approach (Discounted cash flow, or DCF method) and the precedent transaction method (backsolve method). The income approach is based on the present value of projected cash flows applied a reasonable discount rate (WACC). The precedent transaction method estimates value by considering the sale price of equity securities in a recent financing and backsolve method with our capitalization structure and rights of preferred and common shareholders. The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation.

The income approach involves applying appropriate weighted average costs of capital (“WACCs”) to estimated cash flows that are based on projected earnings. Our revenue growth rates, as well as major milestones that we have achieved, contributed to the increase in the fair value of our ordinary shares from 2019 to 2022. The assumptions used in deriving the fair values are consistent with our business plan. These assumptions include: no material changes in the existing political, legal and economic conditions in our operating region; our ability to retain competent management, key personnel and staff to support our ongoing operations; and no material deviation in market conditions from economic forecasts. These assumptions are inherently uncertain. The risk associated with achieving our forecasts were assessed in selecting the appropriate WACCs, which ranged from 19% to 17%.

The equity value is then allocated to each class of shares using the Option Pricing Method (“OPM”) and the hybrid method. Under the OPM, the value of an equity interest is modelled as a call option with a distinct claim on the equity value. The call right is valued using a Black-Scholes option pricing model. The hybrid method estimated the ordinary shares value per share under three scenarios: IPO, redemption and liquidation.

The major assumptions used in calculating the fair value of ordinary shares include:

●	WACCs: The WACCs were determined based on a consideration of the factors including risk-free rate, comparative industry risk, equity risk premium, company size and non-systematic risk factors.
●	Discount for lack of marketability or DLOM: DLOM was quantified by the Finnerty’s Average-Strike put options mode. Under this option-pricing method, which assumed that the put option is struck at the average price of the stock before the privately held shares can be sold, the cost of the put option was considered as a basis to determine the DLOM.

The fair value of our ordinary shares was shown on the table mentioned above. The fair value increased from US$2.88 to US$9.30. This increase was primarily attributed to the following factors:

●	The growth of our business;
●	Our successful completion of financing which provided us with the funding needed for our expansion; and
●	The decrease of DLOM and discount rate considering the initial public offering expected date and business growth.

Item 6.     Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth certain information relating to our executive officers and directors as of the date of this annual report. Our board of directors is comprised of six directors.

Directors and Executive Officers	Age	Position/Title
Ziyu Shen	39	Chairman and Chief Executive Officer
Zhenyu Li	46	Director
Ni Li	39	Director
Jim Zhang (Zhang Xingsheng)	67	Independent Director
Grace Hui Tang	63	Independent Director
Jun Hong Heng	41	Independent Director
Peter Cirino	51	Chief Operating Officer
Ramesh Narasimhan	51	Chief Financial Officer

Ziyu Shen has served as our director and Chief Executive Officer since November 2019 and our Chairman since May 2021. Mr. Shen has served as director and Chief Executive Officer of Hubei ECARX since 2017. In addition to his current roles in our company, Mr. Shen is also serving as a director of DREAMSMART TECHNOLOGY PTE. LTD. and as Chairman and Chief Executive Officer of Hubei Xingji Meizu Group Co., Ltd. Prior to founding ECARX, Mr. Shen served as General Manager of Shanghai Pateo Network Technology Service Co., Ltd. from October 2012 to March 2016. Earlier in his career, Mr. Shen was an industry director of T-Systems P.R. China Ltd. from October 2011 to October 2012, and before then he worked at Shanghai OnStar Telematics Service Co., Ltd. as senior manager from August 2009 to October 2011, and had worked as an engineer and then as a senior manager at Shanghai General Motors Company Limited from August 2006 to August 2008. Mr. Shen received a master’s degree in information security from Shanghai Jiao Tong University in 2008.

Zhenyu Li has served as a director since January 2020. Mr. Li is Senior Vice President of Baidu Company, General Manager of the Baidu Intelligent Driving Group (IDG), and has the overall responsibility for Baidu’s autonomous vehicle business and management. Since 2007, Mr. Li has held various leadership positions within Baidu’s Technology and Artificial Intelligence divisions. In October 2015, Mr. Li built Baidu’s Autonomous Driving Unit (ADU) and led the drafting and implementation of the autonomous driving business plan. Before joining Baidu, Mr. Li worked for Huawei from 2001 to 2007, specializing in network technology development. Mr. Li received a master’s degree in 2001 and a bachelor’s degree in 1998, both in Computer Science, both from Beihang University.

Ni Li has served as a director since March 2021. Ms. Li founded Hone Capital in 2017 and is the legal representative of Shanghai Kaixin Investment Co., Ltd. from September 2015. Ms. Li also served as an investment manager at Rothschild Holdings Co., Ltd. from January 2008 to April 2011. Ms. Li received a bachelor’s degree in financial management from the Nottingham University.

Jim Zhang (Zhang Xingsheng) has served as a director since March 2021. Mr. Zhang is the founding partner of Daotong Investment Co., Ltd. which was established in December 2013. Mr. Zhang served as an independent director at Volvo Car Group from August 2018 to May 2022 and as a director at The Nature Conservancy’s North Asia Region from 2008 to 2013. Mr. Zhang also served as Chairman at Beijing Link Capital Investment Co., Ltd. from 2005 to 2008. Prior to that, Mr. Zhang held various leadership position at Asiainfo Holdings, Inc., a company previously listed on Nasdaq, from 2003 to 2005, including as its director, president, and Chief Executive Officer. Mr. Zhang served as Executive Vice President and Chief Marketing Officer at Ericsson (China) Co., Ltd. from 1990 to 2003. Mr. Zhang served as deputy manager at China Telecom Construction Corporation from 1986 to 1990 and worked as an engineer at Beijing Long Distance Telecom Office from 1977 to 1986. Mr. Zhang received his MBA from BI-Fudan MBA program offered in partnership by BI Norwegian Business School and School of Management Fudan University in 1999 and a bachelor’s degree in 1981 from Beijing University of Post and Telecommunications.

Grace Hui Tang has served as a director since March 2021. Ms. Tang was an audit partner at PricewaterhouseCoopers from 2001 to 2020, when she retired. Ms. Tang serves as a director at Textainer Group Holdings Limited (NYSE: TGH) since July 2020 and as a director at Elkem ASA (ELK: Oslo) since April 2021. Ms. Tang also serves as a director at Brii Biosciences Ltd (HKG: 2137) since July 2021 and as of July 2022, she has been appointed as a director, of NetEase Inc. (NASDAQ: NTES). Ms. Tang is a member of the AICPA and HKICPA. Ms. Tang has also dedicated herself to social, welfare and educational affairs, she serves as an advisor to the Beijing Capital Market and Securities Legal Affairs Committee since 2006 and as a supervising board member of Beijing New Sunshine Leukemia Charity Foundation since 2011, a public fund that had been awarded the highest grade qualification by the Civil Affairs Bureau of Beijing and she is also the treasurer for the Silvermine Arts Foundation in the USA. Ms. Tang has been an adjunct professor at the Guanghua School of Management of Peking University since 2018. Ms. Tang received a bachelor’s degree in accounting from the University of Utah in June 1982 and an MBA from Utah State University in June 1984.

Jun Hong Heng has served as a director since December 2022. Mr. Heng was Chief Executive Officer and Chief Financial Officer of COVA as well as the Chairman of COVA’s board of directors. Mr. Heng is the Founder of Crescent Cove Advisors, LP (“Crescent Cove”) and has served as Chief Investment Officer of Crescent Cove since August 2018. Mr. Heng is also the Founder of Crescent Cove Capital Management LLC and has served as its Chief Investment Officer since February 2016. Mr. Heng has also served as a member of the board of directors of Luminar Technologies, Inc. since June 2021. Prior to Crescent Cove Capital Management LLC, Mr. Heng served as Principal of Myriad Asset Management, an investment firm, from August 2011 to January 2015, where he focused on Asian credit and equity, including special situations. From June 2008 to June 2011, he served as Vice President of Argyle Street Management, a spin-off from Goldman Sachs Asian Special Situations Group. Previously, Mr. Heng served as an analyst at Morgan Stanley, where he focused on Asia, and as an analyst at Bear, Stearns & Co., where he served in a multi-disciplinary role across technology, media and telecommunications, mergers and acquisitions, and equity and debt capital markets. Mr. Heng holds a B.B.A. in Finance and Accounting from the Stephen M. Ross School of Business at the University of Michigan.

Peter Cirino has served as our Chief Operating Officer since September 2022. Mr. Cirino has more than 25 years’ experience in automotive technology and electronics having led organizations across the Americas, Europe, and Asia. Most recently, Mr. Cirino led Aptiv’s connections systems business in the Americas. Prior to Aptiv, he led A123 Systems, an emerging lithium-ion battery business operating across China, Europe and North America. Mr. Cirino has a BS Mechanical Engineering from Cornell University and MBA from Duke University, both in the US.

Ramesh Narasimhan has served as our Chief Financial Officer since September 2022. Mr. Narasimhan is a highly experienced finance, marketing, sales and strategy executive who has worked with OEMs, distributers and retail businesses across the global automotive industry. He recently served as Chief Financial Officer for Al Futtaim, an automotive distribution and retailing company. Prior to that, he was at Nissan Australia and New Zealand as Chief Financial Officer and subsequently served as President and Managing Director for the Philippines and Thailand managing both manufacturing and distribution. Mr. Narasimhan began his career with Ford Motor Company where he worked through a number of senior financial roles. Mr. Narasimhan has an MBA from Monash University in Australia.

B.	Compensation

Compensation of Directors and Executive Officers

In 2022, we paid an aggregate of RMB6.7 million (US$1.0 million) in cash and benefits to our executive officers as a group and we did not pay any compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers. Our mainland China subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, work-related injury insurance and maternity insurance and other statutory benefits, and a housing provident fund.

Employment Agreements and Indemnification Agreements

Each of the executive officers is party to an employment agreement with us. Under these agreements, the employment of each of executive officers is for a specified time period, and may be terminated for cause, at any time and without advance notice or compensation, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. In such case of termination, we will provide severance payments to the relevant executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. The employment may also be terminated without cause upon three-month advance written notice. The executive officer may resign at any time with three-month advance written notice.

Each of our executive officers has agreed to hold, both during and after the termination or expiry of his or her employment agreement, a strict confidence not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any confidential information or trade secrets, any confidential information or trade secrets of our customers or prospective customers, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to all inventions, designs, and trade secrets which they conceive, develop, or reduce to practice during the executive officer’s employment with us and to assign all right, title, and interest in them to us, and assist us in obtaining and enforcing patents, copyrights, and other legal rights for these inventions, designs, and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (a) approach any suppliers, clients, customers, or contacts of us or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm the business relationships between us and these persons or entities, (b) assume employment with or provide services to any of the competitors of us, or engage, whether as principal, partner, licensor, or otherwise, any of such competitors, without the express consent of us; or (c) seek directly or indirectly, to solicit the services of any employees of us on or after the date of the executive officer’s termination, or in the year preceding such termination, without the express consent of us.

We have entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we have agreed to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being our director or officer.

Share Incentive Plans

The 2019 Share Incentive Plan

In December 2019, our board of directors approved and adopted a share incentive plan which was subsequently restated and amended in December 2021 (the plan as restated and amended is referred to as the “2019 Share Incentive Plan”). The principal purpose of the 2019 Share Incentive Plan is to attract, retain and motivate selected members of the senior management, consultants, and our employees and our consolidated affiliates through the granting of share-based compensation awards.

As of March 31, 2023, (i) the maximum aggregate number of Ordinary Shares which may be issued pursuant to all awards under the 2019 Share Incentive Plan is 27,438,013, and (ii) 23,596,691 restricted shares have been issued and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates.

The following paragraphs describe the principal terms of the 2019 Share Incentive Plan.

Types of awards. The 2019 Share Incentive Plan permits the awards of restricted shares.

Plan administration. Mr. Ziyu Shen, or any committee or person authorized by Mr. Shen, administers the 2019 Share Incentive Plan. The plan administrator determines, among other things, the participants eligible to receive awards, the type or types of awards to be granted to each eligible participant, the number of awards to be granted to each eligible participant, and the terms and conditions of each award grant.

Award Agreement. Awards granted under the 2019 Share Incentive Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the terms of the award, the provisions applicable in the event that the grantee’s employment or service terminates, and the authority of us to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility. We may grant awards to members of senior management, consultants, and employees of our company.

Vesting schedule. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Payment for Awards. The plan administrator determines the purchase price, as applicable, for each award, which is stated in the relevant award agreement. All or part of awards that are not fully paid will terminate after five years from the date of award, unless otherwise provided in the relevant award agreement.

Transfer restrictions. Awards may not be transferred in any manner by the eligible participant other than in accordance with the terms of the 2019 Share Incentive Plan, or the relevant award agreement or otherwise as determined by the plan administrator. Subject to the fulfilment of stipulated conditions, participants may request for the sale of ordinary shares of us underlying his/her awards in which case we will have the discretion to allow the transfer of either such ordinary shares, or the relevant participant’s interests in such ordinary shares.

Termination and amendment of the 2019 Share Incentive Plan. Unless terminated earlier, the 2019 Share Incentive Plan has a term of ten years. Our board of directors has the authority to terminate, amend, suspend or modify the 2019 Share Incentive Plan, provided that certain amendments to the plan require the approval of our shareholders. However, unless otherwise determined by the plan administrator in good faith, no such action may adversely affect in any material way any award previously granted pursuant to the 2019 Share Incentive Plan.

The 2021 Option Incentive Plan

In July 2021, our board of directors approved and adopted the 2021 Option Incentive Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. The maximum aggregate number of Ordinary Shares that may be issued under the 2021 Option Incentive Plan is 16,802,069. As of March 31, 2023, options with a total of 12,637,768 underlying Ordinary Shares have been granted under the 2021 Option Incentive Plan and outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates.

The following paragraphs summarize the principal terms of the 2021 Option Incentive Plan.

Type of Awards. The 2021 Option Incentive Plan permits the awards of options.

Plan Administration. Our board of directors administers the 2021 Option Incentive Plan. The plan administrator determines the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each grant.

Award Agreement. Awards granted under the 2021 Option Incentive Plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility. We may grant awards to members of senior management and key employees of our company.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of Options. The plan administrator determines the exercise price for each award, which is stated in the relevant award agreement. Options that are vested and exercisable will terminate if they are not exercised prior to the time as the plan administrator determines at the time of grant. However, the maximum exercisable term is ten years from the date of grant.

Transfer Restrictions. Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the 2021 Option Incentive Plan or the relevant award agreement or otherwise determined by the plan administrator.

Termination and Amendment of the Plan. Unless terminated earlier, the 2021 Option Incentive Plan has a term of ten years from the date of its effectiveness. Our board of directors has the authority to terminate, amend, suspend or modify the 2021 Option Incentive Plan, provided that certain amendments to the plan require the approval of our shareholders. However, unless otherwise determined by the plan administrator in good faith, no such action may adversely affect in any material way any award previously granted pursuant to the 2021 Option Incentive Plan.

The 2022 Share Incentive Plan

In December 2022, our board of directors approved and adopted the 2022 Share Incentive Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. The maximum aggregate number of ordinary shares that may be issued under the 2022 Share Incentive Plan is 18,903,472. As of March 31,2023, no ordinary shares have been issued under the 2022 Share Incentive Plan.

The following paragraphs summarize the principal terms of the 2022 Share Incentive Plan.

Types of Awards. The 2022 Share Incentive Plan permits the awards of options, restricted shares, restricted share units or other equity incentive awards pursuant to the authorizations of the administrator under the 2022 Share Incentive Plan.

Plan Administration. Our board of directors or a committee of one or more members of our board (or such other administrator to which such committee delegates all of its authority) administers the 2022 Share Incentive Plan. The administrator of 2022 Share Incentive Plan determines, among other things, the eligibility of individuals to receive awards, the type and number of awards to be granted to each eligible individual, and the terms and conditions of each award. We have established a committee for the administration of the 2022 Share Incentive Plan in March 2023, consisting of Mr. Ziyu Shen, Ms. Grace Hui Tang and Mr. Jim Zhang (Zhang Xingsheng).

Award Agreement. Each award granted under the 2022 Share Incentive Plan is evidenced by an award agreement.

Eligibility. We may grant awards to employees, consultants and directors of our company. The general scope of eligible individuals shall be determined by the Committee.

Vesting Schedule. In general, the administrator determines the vesting schedule, if any, which is specified in the relevant award agreement.

Exercise of Options. The exercise price per share subject to an option shall be determined by the administrator and set forth in the award agreement which may be a fixed price or a variable price related to the fair market value of the shares; provided, however, that no option may be granted to an individual subject to taxation in the United States at less than the fair market value on the date of grant, without compliance with Section 409A of the Code, or the holder’s consent.

Transfer Restrictions. Awards may not be transferred in any manner by the holder other than in accordance with the exceptions provided in the 2022 Share Incentive Plan, such as transfers to us or transfers upon the death of the holder, pursuant to such conditions and procedures as the administrator may establish.

Termination and Amendment of the 2022 Share Incentive Plan. Unless terminated earlier, the 2022 Share Incentive Plan has a term of 10 years. The Committee has the authority to terminate, amend or modify the plan.

Equity Incentive Trust

SHINE LINK VENTURE LIMITED is a limited liability company incorporated in British Virgin Islands and wholly owned by J&H Trust, a trust established under a trust deed dated November 26, 2019 between Mr. Ziyu Shen and Trident Trust company (HK) Limited as trustee. Through J&H Trust, interests in the Ordinary Shares and other rights and interests under awards granted pursuant to the 2019 Share Incentive Plan are provided to certain grant recipients who are assigned beneficial interests in the J&H Trust corresponding to the number of Ordinary Shares granted to such participant under the 2019 Share Incentive Plan. Specifically, upon the payment of purchase price and the satisfaction of vesting and other conditions, eligible participants are assigned beneficial interests in the J&H Trust corresponding to the number of Ordinary Shares granted to such participant under the 2019 Share Incentive Plan. In addition, SHINE LINK VENTURE LIMITED holds Ordinary Shares representing incentive awards granted to certain of our founding members in 2017 which are also administered through SHINE LINK VENTURE LIMITED and J&H Trust.

Awards Granted

No options or restricted shares were granted to our directors and executive officers in 2022. As of March 31, 2023, other employees and consultants as a group held options to purchase a total of 12,637,768 Ordinary Shares of our company and 42,445,413 restricted shares.

C.	Board Practices

Board of Directors

Our board of directors consists of six directors as of the date of this annual report. The amended and restated memorandum and articles of association of ECARX Holdings provide that the minimum number of directors shall be three and the exact number of directors shall be determined from time to time by our board of directors.

A director is not required to hold any shares in us by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with us is required to declare the nature of his or her interest at a board meeting. Subject to Nasdaq listing rules and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of directors at which any such contract or transaction or proposed contract or transaction shall come before the meeting for consideration.

The directors may exercise all the powers of the company to raise or borrow money and to mortgage, or charge its undertaking, property, and assets (present or future), uncalled capital or any part thereof, and to issue debentures, debenture stock, bonds, or other securities, whether outright or as collateral security for any debt, liability, or obligation of our company or of any third party.

No non-employee director has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We have established an audit committee, a compensation committee, and a nominating and corporate governance committee under our board of directors and have adopted a charter for each of the three committees. Our board of director has also established a cybersecurity committee. Each committee’s members and functions are described below.

Audit Committee

The audit committee consists of Mr. Jun Hong Heng, Ms. Grace Hui Tang and Mr. Jim Zhang (Zhang Xingsheng). Ms. Grace Hui Tang is the chairperson of the audit committee. Ms. Grace Hui Tang satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Each of Mr. Jun Hong Heng, Ms. Grace Hui Tang and Mr. Jim Zhang (Zhang Xingsheng) satisfies the requirements for an “independent director” within the meaning of the Nasdaq listing rules and the criteria for independence set forth in Rule 10A-3 of the Exchange Act.

The audit committee oversees our accounting and financial reporting processes. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;
●	reviewing with the independent auditors any audit problems or difficulties and management’s response;
●	discussing the annual audited financial statements with management and the independent auditors;
●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;
●	reviewing and approving all proposed related party transactions;
●	meeting separately and periodically with management and the independent auditors; and
●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee

The compensation committee consists of Mr. Jun Hong Heng, Mr. Jim Zhang (Zhang Xingsheng) and Ms. Grace Hui Tang. Mr. Jim Zhang (Zhang Xingsheng) is the chairperson of the compensation committee. Each of Mr. Jun Hong Heng, Mr. Jim Zhang (Zhang Xingsheng) and Ms. Grace Hui Tang satisfies the requirements for an “independent director” within the meaning of the Nasdaq listing rules.

The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;
●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;
●	reviewing periodically and approving any incentive compensation or equity plans, programs similar arrangements; and
●	selecting compensation consultant, legal counsel or other advisor only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee consists of Mr. Jun Hong Heng, Mr. Jim Zhang (Zhang Xingsheng) and Ms. Grace Hui Tang. Mr. Jim Zhang (Zhang Xingsheng) is the chairperson of the nominating and corporate governance committee. Each of Mr. Jun Hong Heng, Mr. Jim Zhang (Zhang Xingsheng) and Ms. Grace Hui Tang satisfies the requirements for an “independent director” within the meaning of the Nasdaq listing rules.

The nominating and corporate governance committee assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and committees. The nominating and corporate governance committee is responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;
●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and
●	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Cybersecurity Committee

The cybersecurity committee consists of Mr. Ziyu Shen and Ms. Ni Li. Mr. Ziyu Shen is the chairperson of the cybersecurity committee.

The cybersecurity committee assists our board of directors in ensuring that we will comply with all applicable laws and regulations in mainland China on cybersecurity and national security. The cybersecurity committee is responsible for, among other things:

●	implementing safeguards and security policies on the collection, storage, transfer and dissemination of personal data and other important data in compliance with all applicable laws and regulations in mainland China on cybersecurity and national security;
●	preserving the privacy of personal data and security of other important data collected, and preventing such information from being divulged, damaged, or lost;
●	mitigating the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or illegally transferred abroad;
●	mitigating the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or used with malicious intent by foreign governments, as well as the risk relating to information security;
●	ensuring that personal data and important data collected and produced during operations in mainland China is stored within the territory of mainland China;
●	reviewing and approving disclosures, transfer and dissemination of personal data and important data;
●	overseeing the conduct of security assessment of information to be provided overseas, prior to the cross-border transfer of any data;
●	ensuring the legality, appropriateness and necessity of the cross-border data transfer and the purpose, scope and method of the data processing activities of the relevant overseas recipient;
●	ensuring that any cross-border transfer of data will not create any risk to national security, public interests, or the legitimate rights and interests of individuals or organizations that may arise from such transfer;
●	ensuring that any products and services that affect or may affect national securities must be compliant with national cybersecurity review;
●	maintaining the security of internet systems; and
●	advising our board of director with regards to significant developments in the law and practice of cybersecurity, national security as well as compliance with applicable laws and regulations, and making recommendations to the board on all matters of cybersecurity and national security.

Duties of Directors

Under Cayman Islands law, directors owe fiduciary duties to the company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in the company’s best interests. Directors must also exercise their powers only for a proper purpose. Directors also have a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. We have the right to seek damages if a duty owed by our directors is breached. A shareholder may in certain circumstances have rights to seek damages in the name of the company if a duty owed by our directors is breached.

Appointment and Removal of Directors

The amended and restated memorandum and articles of association of ECARX Holdings provide that all directors may be appointed by ordinary resolution and removed by ordinary resolution. The amended and restated memorandum and articles of association of ECARX Holdings also provide that the directors may, by the affirmative vote of a simple majority of the remaining directors present and voting at a board meeting, appoint any person to be a director so as to fill a casual vacancy or as an addition to the existing board of director. A director may be appointed on terms that he or she shall automatically retire from office at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between our company and the director, if any; but no such term shall be implied in the absence of express provision. Our directors currently do not serve for a fixed term and there is no requirement for them to retire by rotation nor to make themselves eligible for re-election.

The office of a director shall be vacated if, amongst other things, such director (a) becomes bankrupt or makes any arrangement or composition with his or her creditors, (b) dies or is found to be or becomes of unsound mind, (c) resigns his or her office by notice in writing to us, (d) without special leave of absence from the board, is absent from meetings of the board for three consecutive meetings, and the board resolves that his or her office be vacated; or (e) is removed from office pursuant to any other provision of the amended and restated memorandum and articles of association of ECARX Holdings.

Terms of Directors and Executive Officers

A director shall hold office until such time as he or she resigns his office by notice in writing to us, is removed from office by ordinary resolution or is otherwise disqualified from acting as a director or removed in accordance with the amended and restated memorandum and articles of association of ECARX Holdings.

Board Diversity

Board Diversity Matrix (As of March 31, 2023)
Country of Principal Executive Offices:	People’s Republic of China
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	6

				Did Not Disclose
	Female	Male	Non-Binary	Gender
Part I: Gender Identity
Directors	2	4	N/A	N/A
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction				—
LGBTQ+				—
Did Not Disclose Demographic Background				2

D.	Employees

As of December 31, 2022, we had 1,501 full-time employees globally, comprising 1,093 employees engaged in research and development and related technical and engineering functions, 59 employees engaged in quality operation, 298 employees engaged in general management and administration, and 51 employees engaged in marketing and sales. As of December 31, 2022, we had 15 employees in London, England, 1,446 employees in China, and 44 employees in other countries.

	As of December 31, 2022
	Number	%
Functions:
Research and development	1,093	73
Quality operation	59	4
General and administration	298	20
Marketing and sales	51	3
Total	1,501	100.0

Our success depends on our ability to attract, motivate, train and retain qualified personnel. We believe we offer our employees competitive compensation packages and an environment that encourages self-development and, as a result, have generally been able to attract and retain qualified personnel and maintain a stable core management team. In October 2022, we took the decision to step back from ADAS perception software development. Instead, we will work with OEMs and Tier 1s to integrate their AI software into our full-stack solution and focus on higher-growth areas that better suit our strategy. And in connection with this, we reduced our headcount by approximately 320.

As required by regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments, including pension, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and housing insurance. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses, and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. Bonuses are generally discretionary and based in part on employee performance and in part on the overall performance of our business. We have granted, and plan to continue to grant, share-based incentive awards to our employees to incentivize their contributions to our growth and development.

We enter into standard labor contracts and confidentiality agreements with our employees. We are party to a collective labor agreement applicable to our employees in Sweden. None of our other employees are represented by a union or are subject to collective bargaining agreements. To date, we have not experienced any significant labor disputes.

E.	Share Ownership

The following table sets forth information regarding the beneficial ownership of our Ordinary Shares as of March 31, 2023:

●	each person who beneficially owns 5.0% or more of the outstanding Ordinary Shares;
●	each person who is an executive officer or director; and
●	all executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to, or the power to receive the economic benefit of ownership of, the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares that the person has the right to acquire within 60 days are included, including through the exercise of Warrants or any option or other right or the conversion of any other security. However, these shares are not included in the computation of the percentage ownership of any other person.

The calculations in the table below are based on 288,434,474 Class A Ordinary Shares and 48,960,916 Class B Ordinary Shares issued and outstanding as of March 31, 2023. 23,871,971 Warrants and Investor Notes for an aggregate principal amount of US$65 million and convertible into Class A Ordinary Shares at a conversion price of US$11.5 per share (subject to customary adjustments on the conversion price) were also issued and outstanding as of March 31, 2023.

	Ordinary Shares Beneficially Owned
	Class A	Class B	Total	% of Total
	Ordinary	Ordinary	Ordinary	Ordinary	% of Voting
	Shares	Shares	Shares	Shares	Power(2)
Directors and Executive Officers(1)
Ziyu Shen(3)	—	24,480,458	24,480,458	7.3	31.5
Zhenyu Li	—	—	—	—	—
Ni Li	—	—	—	—	—
Jim Zhang (Zhang Xingsheng)	—	—	—	—	—
Grace Hui Tang	—	—	—	—	—
Jun Hong Heng(4)	—	—	—	—	—
Peter Cirino	—	—	—	—	—
Ramesh Narasimhan	—	—	—	—	—
All Directors and Executive Officers as a Group	—	24,480,458	24,480,458	7.3	31.5
Principal Shareholders
Fu&Li Industrious Innovators Limited(5)	144,440,574	24,480,458	168,921,032	50.1	50.03
SHINE LINK VENTURE LIMITED (6)	46,286,735	—	46,286,735	13.7	5.9
Jie&Hao Holding Limited(3)	—	24,480,458	24,480,458	7.3	31.5
Baidu (Hong Kong) Limited(7)	22,367,946	—	22,367,946	6.6	2.9
*	Less than 1% of the total number of outstanding Ordinary Shares
(1)	Unless otherwise indicated, the business address for our directors and executive officers is ECARX office, 2nd Floor South, International House, 1 St. Katharine’s Way, London, England, E1W 1UN.
(2)	For each person or group included in this column, percentage of total voting power represents voting power based on both Class A Ordinary Shares and Class B Ordinary Shares held by such person or group with respect to all outstanding Ordinary Shares as a single class. Each holder of Class A Ordinary Shares is entitled to one vote per share. Each holder of Class B Ordinary Shares is entitled to 10 votes per share. Class B Ordinary Shares are convertible at any time by the holder into Class A Ordinary Shares on a one-for-one basis, while Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.
(3)	Represents 24,480,458 Class B Ordinary Shares held by Jie&Hao Holding Limited, a limited liability company incorporated in British Virgin Islands and wholly owned by Mr. Ziyu Shen. Mr. Ziyu Shen holds 100% of the issued and outstanding shares of Little SJH Holding Limited and Little SJH Holding Limited holds 1% of shares in Jie&Hao Holding Limited and its shares are voting shares. Mr. Ziyu Shen holds 100% of the issued and outstanding shares of Magician Hao Holding Limited and Magician Hao Holding Limited holds 99% of shares in Jie&Hao Holding Limited and its shares are non-voting shares. Mr. Ziyu Shen is solely entitled to exercise the voting and dispositive power in respect of all ordinary shares held by Jie&Hao Holding Limited. The address of Little SJH Holding Limited, Magician Hao Holding Limited and Jie&Hao Holding Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.
(4)	Mr. Heng may be deemed to be a member of a group that holds shared voting power with respect to 8,872,000 Class A Ordinary Shares underlying the Sponsor Warrants and 5,250,000 Class A Ordinary Shares held by the Sponsor, and holds shared dispositive power with respect to securities, which constitute 4.1% of our outstanding ordinary shares and account for 1.8% of our voting power. Mr. Heng disclaims the beneficial ownership to these 8,872,000 Class A Ordinary Shares underlying the Sponsor Warrants and 5,250,000 Class A Ordinary Shares except to the extent of any pecuniary interest therein.
(5)	Represents 144,440,574 Class A Ordinary Shares and 24,480,458 Class B Ordinary Shares held by Fu&Li Industrious Innovators Limited, a limited liability company incorporated in British Virgin Islands. Mr. Eric Li (Li Shufu) holds 100% of the issued and outstanding shares of Minghao Group Limited and Minghao Group Limited holds 1% of shares in Fu&Li Industrious Innovators Limited and its shares are voting shares. Industrious Innovators Limited, which is owned by a trust established for the benefit of Mr. Eric Li (Li Shufu) and his family, holds 99% of shares in Fu&Li Industrious Innovators Limited and its shares are non-voting shares. Mr. Eric Li (Li Shufu) is solely entitled to exercise the voting and dispositive power in respect of all ordinary shares held by Fu&Li Industrious Innovators Limited. The address of Fu&Li Industrious Innovators Limited, Minghao Group Limited and Industrious Innovators is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.
(6)	Represents 46,286,735 Class A Ordinary Shares held by SHINE LINK VENTURE LIMITED, a limited liability company incorporated in British Virgin Islands and wholly owned by J&H Trust, a trust established under a trust deed between Mr. Ziyu Shen and Trident Trust company (HK) Limited as trustee. Through J&H Trust, interests in the Ordinary Shares and other rights and interests under awards granted pursuant to the 2019 Share Incentive Plan are provided to certain grant recipients who are assigned beneficial interests in the J&H Trust corresponding to the number of Ordinary Shares granted to such participant under the 2019 Share Incentive Plan. The maximum aggregate number of Ordinary Shares issuable under the 2019 Share Incentive Plan is 27,438,013. The remaining 18,848,722 Ordinary Shares held by SHINE LINK VENTURE LIMITED represent incentive awards granted to certain of our founding members in 2017 which are also administered through SHINE LINK VENTURE LIMITED and J&H Trust. The trust deed provides that the trustee shall be entitled to exercise the voting rights attached to the ordinary shares held by SHINE LINK VENTURE LIMITED. The address of SHINE LINK VENTURE LIMITED is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

(7)	Represents 22,367,946 Class A Ordinary Shares held by Baidu (Hong Kong) Limited, a limited liability company incorporated in Hong Kong and wholly owned by Baidu Holdings Limited. Baidu Holdings Limited is a limited liability company incorporated in British Virgin Islands and wholly owned by Baidu, Inc., a Nasdaq and Hong Kong Stock Exchange listed company. The address of Baidu (Hong Kong) Limited is Room 2609, China Resources Building 26 Harbour Road, Wanchai, Hong Kong. The address of Baidu Holdings Limited and Baidu, Inc. is Baidu Campus, No. 10 Shangdi 10th Street, Haidian District, Beijing 100085, People’s Republic of China.

Enforceability of Civil Liabilities and Agent for Service of Process in the United States

ECARX Holdings is incorporated under the laws of the Cayman Islands. Service of process upon ECARX Holdings and upon its directors and officers named in this annual report, may be difficult to obtain within the United States. Furthermore, because substantially all of our assets are located outside the United States, any judgment obtained in the United States against us may not be collectible within the United States.

We have irrevocably appointed Cogency Global Inc. as our agent to receive service of process in any action against us in any U.S. federal or state court arising out of our offerings. The address of our agent is 122 East 42nd Street, 18th Floor, New York, NY 10168.

We have been advised by our Cayman Islands legal counsel that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, or (ii) entertain original actions brought in the Cayman Islands that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.

We have also been advised by our Cayman Islands legal counsel that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands; provided that such judgment (i) is given by a foreign court of competent jurisdiction, (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (iii) is final, (iv) is not in the nature of taxes, a fine, or a penalty, and (v) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands are unlikely to enforce a judgment obtained from U.S. courts under civil liability provisions of U.S. securities laws if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

In addition, we have been advised by our mainland China legal counsel that there is uncertainty as to whether courts in mainland China would (i) recognize or enforce judgments of U.S. courts predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in mainland China predicated upon the securities laws of the United States or any state in the United States.

We have also been advised by our mainland China legal counsel that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. Courts in mainland China may recognize and enforce foreign judgments in accordance with the requirements, public policy considerations and conditions set forth in applicable provisions of laws in mainland China relating to the enforcement of civil liability, including the PRC Civil Procedures Law, based either on treaties between mainland China and the country where the judgment is made or on principles of reciprocity between jurisdictions. There exists no treaty or other forms of reciprocity between mainland China and the United States or the Cayman Islands governing the recognition and enforcement of foreign judgments as of the date of this annual report.

Furthermore according to the PRC Civil Procedures Law, courts in mainland China will not enforce a foreign judgment if they decide that the judgment violates the basic principles of the law in mainland China or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a court in mainland China would enforce a judgment rendered by a U.S. court or the Cayman Islands.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7.     Major Shareholders and Related Party Transactions

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Contractual Arrangements with Hubei ECARX and Its Subsidiaries

See “Item 4. Information on the Company—C. Organizational Structure.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation.”

Share Incentives

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.” In addition, no options or restricted shares were granted to our directors and executive officers in 2020 or 2021.

Other Related Party Transactions

We sold automotive computing platform products and provided related technology development services, merchandise and other products, connectivity service, software licenses, and other consulting services to a number of related parties. Accounts receivable, net, due from related parties arising from the sale of products and provision of services were (i) RMB483.0 million (US$70.0 million) as of December 31, 2022, of which, the amount of RMB403.2 million (US$58.5 million) were subsequently received by March 2023, (ii) RMB768.7 million as of December 31, 2021, which was subsequently received in 2022, and (iii) RMB673.8 million as of December 31, 2020, which amount was fully received in 2021.

We purchased raw materials, technology development services, and other consulting services from a number of related parties. RMB51.2 million, and RMB28.4 million (US$4.1 million) of purchase of raw materials were recorded as inventories as of December 31, 2021, and 2022, respectively. Amounts due to related parties includes payables arising from purchase of raw materials and services totaling RMB111.5 million and RMB239.9 million (US$34.8 million) as of December 31, 2021 and 2022, respectively. Amount due from related parties includes prepayments arising from purchase of raw materials and services totaling RMB41.3 million and RMB29.5 million (US$4.3 million) as of December 31, 2021 and 2022, respectively.

On March 29, 2018, Hubei ECARX entered into an unsecured loan agreement with Geely Holding in an amount of RMB20 million with an interest rate of 4.35% per annum, which was repayable on demand. The loan has been fully repaid on February 25, 2021. On August 25, 2021, we entered into an unsecured loan agreement with its controlling shareholder to obtain a loan of US$7 million which was fully repaid on October 8, 2021. On December 1, 2021, Hubei ECARX entered into an unsecured loan agreement with JICA Intelligent in an amount of RMB270 million with an interest rate of 0.35% per annum. On March 28, 2022, ECARX (Hubei) Tech entered into an unsecured loan agreement with Hubei Xingji Times Technology Co., Ltd. for the principal amount of RMB200 million with an interest rate of 2.25% per annum, which was repaid at the maturity date on June 30, 2022. On June 27, 2022, ECARX (Hubei) Tech entered into an unsecured loan agreement with Geely for the principal amount of RMB500 million with an interest rate of 4.35% per annum, which was repaid on December 26, 2022. On June 29, 2022, ECARX (Hubei) Tech entered into an unsecured loan agreement with JICA Intelligent for the principal amount of RMB200 million with an interest rate of 3.7% per annum, RMB50.0 million of which was repaid on September 30, 2022 and the balance was repaid on January 3, 2023. We also accrued interest expenses for the Lotus Note in the amount of US$0.3 million for the year ended December 31, 2022.

Interest expenses on borrowings from related parties were RMB0.9 million, RMB0.2 million, and RMB18.8 million (US$2.7 million) for the years ended December 31, 2020, 2021 and 2022, respectively. The borrowings and the interest payable on borrowings from related parties was included in the amounts due to related parties and was RMB22.6 million, RMB272.8 million, and RMB166.6 million (US$24.2 million) as of December 31, 2020, 2021, and 2022 respectively.

In 2020 and 2021, we paid advances of RMB103.0 million and RMB19.9 million, respectively, and received collection of RMB81.0 million and RMB90.2 million, respectively, from a related party. The payments were interest-free and due on demand. The amounts due from the said related party as of December 31, 2020 was fully collected in 2021. In 2021, we provided loans of RMB28.9 million to related parties. Interest incomes on loans due from related parties were RMB0.7 million for the year ended December 31, 2021. As of December 31, 2020 and 2021, the total balances of amounts due from related parties was RMB78.6 million and RMB42.9 million, respectively. In 2022, we provided loans of RMB8.1 million (US$1.2 million) to related parties, and received repayment of RMB25.0 million (US$3.7 million) from related parties. Interest income on loans due from related parties were RMB9.1 million (US$1.3 million) for the year ended December 31, 2022. As of December 31, 2022, the loans and interest receivables due from related parties was RMB63.1 million (US$9.1 million).

In July 2021, we acquired 34.61% equity interest of SiEngine Technology Co., Ltd. from ECARX’s controlling shareholder. As of December 31, 2021, we recorded the consideration of US$10.6 million payable in amounts due to the controlling shareholder. The amounts were fully settled in January 2022.

In October 2021, Hubei ECARX disposed certain property and equipment to Zhejiang Huanfu at RMB0.7 million and recorded a gain of RMB38 thousand as a result of the disposal. In February 2022, Hubei ECARX disposed of certain property and equipment to Zhejiang Huanfu at RMB1.7 million (US$0.3 million) and recorded a gain of RMB93 thousand (US$14 thousand) as a result of the disposal.

As of December 31, 2021, we recorded RMB1.9 million in other non-current assets due from related parties, which included lease deposits and our advances for purchase of long-term assets from such related parties.

As of December 31, 2022, the balance of other non-current assets due from related parties also included the amounts due from its former VIE, Hubei ECARX, and Arteus Group Limited. As of December 31, 2022, the amounts due from Hubei ECARX was RMB213.7 million (US$31.0 million), which represented the net present value of a loan provided by us to Hubei ECARX with the principal of RMB252.3 million (US$36.6 million) at an effective annual interest rate of 5%. The amount due from Arteus Group Limited as at December 31, 2022 was GBP3.1 million which represented recharges of expenses.

In February and March 2022, we provided cash in the amount of RMB28.5 million (US$4.1 million) to Anhui Xinzhi as financial support. The investment was derecognized as part of the Restructuring.

We also incurred other payables in association with technical services and logistics expenses with related parties in 2020, 2021, and 2022. As of December 31, 2020, 2021, and 2022 the balance due to related parties amounted to RMB31.3 million , RMB36.2 million, and RMB24.6 million (US$3.6 million) respectively.

Agreements with Geely Holding’s Subsidiaries

We have developed various products and services and supplied them to Geely Holding’s subsidiaries. A product development agreement has typically been entered into between us (through a subsidiary or, prior to the Restructuring, Hubei ECARX) and a Geely Holding subsidiary regarding the customization and development of automotive products for specific Geely Holding’s vehicle models. The product development agreement has either taken the form of a new product development agreement or a development agreement depending on the requirement of the relevant Geely Holding subsidiary. A new product development agreement or a development agreement sets forth the fees payable to us and is accompanied by technical and quality specifications or engineering statement of work applicable to the relevant products. The purchase price of the relevant product is subsequently agreed to between the parties. The fees typically are of a fixed amount and payable by the relevant Geely Holding subsidiary in one lump sum or by milestones.

The purchase of products and services by the Geely Holding subsidiary from us is and has been typically completed through purchase orders under one of the following sets of standard terms adopted by the relevant Geely Holding subsidiary in respect of its suppliers.

●	Purchasing Contract General Terms and Conditions. These general terms and conditions apply to all documents between us and the signing Geely Holding subsidiary, including all purchase orders, executed between the parties during the development, supply, post-sales, and other phases of the relevant automotive products, service parts, assemblies, accessories, raw materials, tooling, design, engineering, or other services, and software embedded in goods or provided separately. The specific products and services to be purchased by the relevant Geely Holding subsidiary and their quantity are set forth in the purchase orders issued by such Geely Holding subsidiary under these general terms and conditions. The prices for the specific products and services to be purchased by the relevant Geely Holding subsidiary are separately agreed between the parties. We issue invoices monthly, typically payable within 60 or 75 days, depending on the nature of the products and services subject to the purchase orders.
●	Direct Material Global Purchasing Terms and Conditions. These terms and conditions apply to the purchases of production goods and services by the relevant Geely Holding subsidiary from us including: (i) production and service parts, components, assemblies, and accessories, (ii) raw materials, (iii)tooling, (iv) design, engineering, or other services, and (v) software embedded in goods or provided separately. The specific goods and services to be purchased and the price, quantity, and payment terms are set forth in the purchase orders. These terms and conditions include certain pricing principles to guide the good faith negotiations between the parties. The initial term of a production purchase order begins on its effective date and expires on June 30 of the next calendar year and is renewed automatically on July 1 for an additional 12 months unless a notice of non-renewal is issued.
C.	Interests of Experts and Counsel

Not applicable.

Item 8.     Financial Information

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of our business. We are currently not a party to any material legal or administrative proceedings.

Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention.

Dividend Policy

ECARX Holdings, our subsidiaries, and Hubei ECARX have not declared or paid dividends or made any distributions as of the date of this annual report. We do not intend to declare dividends or make distributions in the near future. Any determination to pay dividends on our ordinary shares would be at the discretion of our board of directors, subject to applicable laws, and would depend on our financial condition, results of operations, capital requirements, general business conditions, and other factors that our board of directors may deem relevant.

As a holding company, ECARX Holdings may rely on dividends from our subsidiaries for cash requirements, including any payment of dividends to its shareholders. The ability of our subsidiaries to pay dividends or make distributions to ECARX Holdings may be restricted by laws and regulations applicable to them or the debt they incur on their own behalf or the instruments governing their debt. Restrictions on the ability of our mainland China subsidiaries to pay dividends to an offshore entity primarily include: (i) the mainland China subsidiaries may pay dividends only out of their accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with accounting standards and regulations in mainland China; (ii) each of the mainland China subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital; (iii) the mainland China subsidiaries are required to complete certain procedural requirements related to foreign exchange control in order to make dividend payments in foreign currencies; and (iv) a withholding tax, at the rate of 10% or lower, is payable by the mainland China subsidiary upon dividend remittance. Under Cayman Islands Law, while there are no exchange control regulations or currency restrictions, ECARX Holdings is also subject to certain restrictions under Cayman Islands law on dividend distribution to its shareholders, namely that it may only pay dividends out of profits or share premium account, and provided always that in no circumstances may a dividend be paid if this would result in ECARX being unable to pay its debts as they fall due in the ordinary course of business.

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.     The Offer and Listing

A.	Offering and Listing Details

Our Class A Ordinary Shares and Warrants have been listed on The Nasdaq Global Market since December 21, 2022 under the symbol “ECX” and “ECXWW,” respectively.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our Class A Ordinary Shares and Warrants are listed on Nasdaq under the symbols “ECX” and “ECXWW,” respectively.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.     Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The following are summaries of material provisions of our seventh amended and restated memorandum and articles of association, as well as the Companies Act (As Revised) insofar as they relate to the material terms of our ordinary shares.

A summary description of the Warrants is also set forth below.

Registered Office and Objects

The Registered Office of our company is at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other location within the Cayman Islands as our board of directors may from time to time determine. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Act (As Revised) or any other law of the Cayman Islands.

Board of Directors

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Board of Directors.”

Ordinary Shares

General

Holders of Class A Ordinary Shares and Class B Ordinary Shares generally have the same rights except for voting and conversion rights. We maintain a register of our shareholders and a shareholder will only be entitled to a share certificate if our board of directors resolves that share certificates be issued.

Although Mr. Eric Li (Li Shufu) and Mr. Ziyu Shen (each a “Co-Founder”) control the voting power of all of the issued and outstanding Class B Ordinary Shares, their controls over those shares are not permanent and are subject to reduction or elimination. As further described below, upon any transfer of Class B Ordinary Shares by a holder thereof to any person which is not Mr. Li or Mr. Shen or an affiliate of them, those shares will automatically and immediately convert into Class A Ordinary Shares.

Dividends

The holders of Ordinary Shares are entitled to such dividends as the board of directors may in its discretion lawfully declare from time to time, or as shareholders may declare by ordinary resolution. Class A Ordinary Shares and Class B Ordinary Shares rank equally as to dividends and other distributions. Dividends may be paid either in cash or in specie.

Voting Rights

In respect of all matters upon which holders of Ordinary Shares are entitled to vote, each Class A Ordinary Share is entitled to one vote and each Class B Ordinary Share is entitled to ten votes. Voting at any meeting of shareholders is decided by way of a poll and not by way of a show of hands. A poll shall be taken in such manner as the chairperson of the meeting directs and the result of a poll shall be deemed to be the resolution of the meeting.

Class A Ordinary Shares and Class B Ordinary Shares shall vote together on all matters as a single class except as otherwise required by law. An ordinary resolution to be passed by the shareholders requires a simple majority of votes cast by such shareholders as, being entitled to do so, vote at a general meeting of our company, while a special resolution requires not less than two-thirds of votes cast by such shareholders as, being entitled to do so, vote at a general meeting of our company. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all members entitled to vote. A special resolution is required for important matters such as a change of name or making changes to our then existing memorandum and articles of association.

Optional and Mandatory Conversion

Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time at the option of the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

Upon any sale, transfer, assignment or disposition of Class B Ordinary Shares by a holder thereof or the transfer or assignment of the voting power attached to such Class B Ordinary Shares through voting proxy or otherwise to any person which is not a Co-Founder or a Co-Founder’s affiliate, such Class B Ordinary Share will automatically and immediately convert into an equal number of Class A Ordinary Share.

Transfer of Ordinary Shares

Subject to applicable laws, including securities laws, and the restrictions contained in the amended and restated memorandum and articles of association of ECARX Holdings and to any lock-up agreements to which a shareholder may be a party, any shareholders may transfer all or any of their Class A Ordinary Shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Class B Ordinary Shares may be transferred only to a Co-Founder or a Co-Founder’s affiliate and any Class B Ordinary Shares transferred otherwise will be converted into Class A Ordinary Shares as described above. See “—Optional and Mandatory Conversion.”

Our board of directors may in their absolute discretion decline to register any transfer of shares which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates (if any) and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;
●	the instrument of transfer is in respect of only one class of shares;
●	the instrument of transfer is properly stamped, if required;
●	in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; or
●	a fee of such maximum sum as Nasdaq may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof.

If our board of directors refuses to register a transfer they shall, within three calendar months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

Liquidation

On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed among our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay the whole of the share capital, the assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their Ordinary Shares. The Ordinary Shares that have been called upon and remain unpaid are, after a notice period, subject to forfeiture.

Redemption of Ordinary Shares

Subject to the provisions of the Companies Act (As Revised) of the Cayman Islands, we may issue shares that are to be redeemed or are liable to be redeemed at the option of the shareholder or us. The redemption of such shares will be effected in such manner and upon such other terms as we may, by either our board of directors or by the shareholders by ordinary resolution, determine before the issue of the shares.

Variations of Rights of Shares

If at any time our share capital is divided into different classes of shares, all or any of the rights attached to any class may, subject to any rights or restrictions for the time being attached to any class, only be materially and adversely varied with the consent in writing of the holders of at least two-thirds (2/3) of the issued shares of that class, or with the sanction of a special resolution passed by a majority of not less than two-thirds of the votes cast at a separate meeting of the holders of the shares of that class where at least one-third (1/3) in nominal or par value amount of the issued shares of that class are present (provided that if at any adjourned meeting of such holders a quorum as above defined is not present, those shareholders who are present shall form a quorum).

General Meetings of Shareholders

We may (but shall not be obliged to) in each calendar year hold an annual general meeting. The annual general meeting shall be held at such time and place as our board of directors may determine. At least seven calendar days’ notice shall be given for any general meeting. The chairperson of our board of directors or our board of directors may call general meetings. Our board of directors must convene an extraordinary general meeting upon the requisition of shareholders holding at least one third of the votes attaching to all issued and outstanding shares of our company that as at the date of the deposit carry the right to vote at general meetings of our company. One or more shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-third (1/3) of all votes attaching to all shares in issue and entitled to vote at such general meeting present shall be a quorum for all purposes; provided, that the presence in person or by proxy of holders of a majority of our Class B Ordinary Shares shall be required in any event.

Inspection of Books and Records

Our board of directors will determine whether, to what extent, at what times and places and under what conditions or regulations our accounts and books will be open to the inspection by shareholders, and no shareholder will otherwise have any right of inspecting any account or book or document of us except as required by law or authorized by our board of directors or our shareholders by special resolution.

Changes in Capital

We may from time to time by ordinary resolution:

●	increase our share capital by new shares of such amount as we think expedient;
●	consolidate and divide all or any share capital into shares of a larger amount than existing shares;
●	sub-divide our existing shares or any of them into shares of a smaller amount; provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share will be the same as it was in case of the share from which the reduced share is derived; or
●	cancel any shares that at the date of the passing of the resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

We may by special resolution reduce our share capital or any capital redemption reserve in any manner authorized by the Companies Act (As Revised) of the Cayman Islands.

Registration Rights

Certain of our shareholders are entitled to certain registration rights, pursuant to which we have agreed to provide customary demand registration rights and “piggyback” registration rights with respect to such registrable securities and, subject to certain circumstances, to file a resale shelf registration statement to register the resale under the Securities Act of such registrable securities.

Warrants

Public Warrants

Each whole Warrant entitles the registered holder to purchase one Class A Ordinary Share at a price of US$11.50 per share, subject to adjustment as discussed below, at any time commencing on the later of one year from the closing of the IPO and 30 days after the completion of the Business Combination, except as discussed in the immediately succeeding paragraph. Pursuant to the Warrant Agreement, a Warrant holder may exercise its Warrants only for a whole number of Class A Ordinary Shares. This means only a whole Warrant may be exercised at a given time by a Warrant holder. No fractional Warrants will be issued upon separation of Units and only whole Warrants will trade. Accordingly, unless an investor purchases at least two Units, they will not be able to receive or trade a whole Warrant. The Warrants will expire five years after the completion of the Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

We will not be obligated to deliver any Class A Ordinary Shares pursuant to the exercise of a Warrant and will have no obligation to settle such exercise unless a registration statement under the Securities Act with respect to the Class A Ordinary Shares underlying the Warrants is then effective and an annual report relating thereto is current, subject to us satisfying our obligations described below with respect to registration, or a valid exemption from registration is available. No Warrant will be exercisable for cash or on a cashless basis, and we will not be obligated to issue a Class A Ordinary Share upon exercise of a Warrant unless the Class A Ordinary Share issuable upon such Warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the Warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a Warrant, the holder of such Warrant will not be entitled to exercise such Warrant and such Warrant may have no value and expire worthless. In no event will we be required to net cash settle any Warrant. In the event that a registration statement is not effective for the exercised Warrants, the purchaser of a Unit containing such Warrant will have paid the full purchase price for the Unit solely for the Class A Ordinary Share underlying such Unit.

We have filed the registration statement of which this annual report is a part within the timeframe set forth in the Warrant Agreement and have agreed to use our commercially reasonable efforts to cause the same to become effective within 60 business days after the closing of the Business Combination, and to maintain the effectiveness of such registration statement and a current annual report relating to those Class A Ordinary Shares until the Warrants expire or are redeemed, as specified in the Warrant Agreement. If the Class A Ordinary Shares are at the time of any exercise of a Warrant are not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of public Warrants who exercise their Warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement, but we will use our commercially reasonably efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. If a registration statement covering the Class A Ordinary Shares issuable upon exercise of the Warrants is not effective by the 60 day after the closing of the Business Combination, Warrant holders may, until such time as there is an effective registration statement and during any period when we will have failed to maintain an effective registration statement, exercise Warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption; provided that if the exemption under Section 3(a)(9) of the Securities Act, or another exemption, is not available, holders will not be able to exercise their Warrants on a cashless basis.

In the case of a cashless exercise, each holder would pay the exercise price by surrendering the Warrants for that number of Class A Ordinary Shares equal to the quotient obtained by dividing (x) the product of the number of Class A Ordinary Shares underlying the Warrants, multiplied by the excess of the “fair market value” less the exercise price of the Warrants by (y) the fair market value. The “fair market value” as used in this paragraph means the volume-weighted average price of the Class A Ordinary Shares as reported during the 10-trading day period ending on the trading day prior to the date on which the notice of exercise is received by the Warrant agent.

A holder of a Warrant may notify us in writing in the event we elect to be subject to a requirement that such holder will not have the right to exercise such Warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 9.8% (or such other amount as a holder may specify) of the Class A Ordinary Shares issued and outstanding immediately after giving effect to such exercise.

Redemption of Warrants when the price per Class A Ordinary Share equals or exceeds US$18.00

Once the Warrants become exercisable, we may redeem the outstanding Warrants (except as described herein with respect to the Sponsor Warrants):

●	in whole and not in part;
●	at a price of US$0.01 per Warrant;
●	upon a minimum of 30 days’ prior written notice of redemption to each Warrant holder; and
●	if, and only if, the closing price of the Class A Ordinary Shares equals or exceeds US$18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a Warrant as described under the heading “—Warrants—Public Warrants—Anti-Dilution Adjustments”) for any 20 trading days within a 30-trading day period ending three trading days before we send the notice of redemption to the Warrant holders.

If and when the Warrants become redeemable by us, we may not exercise our redemption right if the issuance of Class A Ordinary Shares upon exercise of the Warrants is not exempt from registration or qualification under applicable state blue sky laws or we are unable to effect such registration or qualification.

We have established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the Warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the Warrants, each Warrant holder will be entitled to exercise his, her or its Warrant prior to the scheduled redemption date. However, the price of the Class A Ordinary Shares may fall below the US$18.00 redemption trigger price (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a Warrant as described below under the heading “—Warrants—Public Warrants—Anti-dilution Adjustments”) as well as the US$11.50 (for whole shares) Warrant exercise price after the redemption notice is issued.

If we call the Warrants for redemption as described above, our management will have the option to require any holder that wishes to exercise its Warrant to do so on a “cashless basis.” In determining whether to require all holders to exercise their Warrants on a “cashless basis,” our management will consider, among other factors, our cash position, the number of Warrants that are outstanding and the dilutive effect on its shareholders of issuing the maximum number of Class A Ordinary Shares issuable upon the exercise of the Warrants. If our management takes advantage of this option, all holders of Warrants would pay the exercise price by surrendering their Warrants for that number of Class A Ordinary Shares equal to the quotient obtained by dividing (x) the product of the number of Class A Ordinary Shares underlying the Warrants, multiplied by the difference between the exercise price of the Warrants and the “fair market value” by (y) the fair market value. For this purpose, “fair market value” means the average reported last sale price of the Class A Ordinary Shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of Warrants. If our management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of Class A Ordinary Shares to be received upon exercise of the Warrants, including the “fair market value” in such case.

Anti-dilution Adjustments

If the number of issued and outstanding Class A Ordinary Shares is increased by a capitalization or share dividend payable in Class A Ordinary Shares, or by a subdivision of ordinary shares or other similar event, then, on the effective date of such capitalization or share dividend, subdivision or similar event, the number of Class A Ordinary Shares issuable on exercise of each Warrant will be increased in proportion to such increase in the outstanding ordinary shares. A rights offering made to all or substantially all holders of ordinary shares entitling holders to purchase Class A Ordinary Shares at a price less than the “historical fair market value” (as defined below) will be deemed a share dividend of a number of Class A Ordinary Shares equal to the product of (i) the number of Class A Ordinary Shares actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Class A Ordinary Shares) and (ii) one minus the quotient of (x) the price per Class A Ordinary Share paid in such rights offering and (y) the historical fair market value. For these purposes, (i) if the rights offering is for securities convertible into or exercisable for Class A Ordinary Shares, in determining the price payable for Class A Ordinary Shares, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) “historical fair market value” means the volume weighted average price of Class A Ordinary Shares as reported during the 10-trading day period ending on the trading day prior to the first date on which the Class A Ordinary Shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the Warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to all or substantially all of the holders of the Class A Ordinary Shares on account of such Class A Ordinary Shares (or other securities into which the Warrants are convertible), other than (a) as described above, or (b) any cash dividends or cash distributions which, when combined on a per share basis with all other cash dividends and cash distributions paid on the Class A Ordinary Shares during the 365-day period ending on the date of declaration of such dividend or distribution does not exceed US$0.50 (as adjusted to appropriately reflect any other adjustments and excluding cash dividends or cash distributions that resulted in an adjustment to the exercise price or to the number of Class A Ordinary Shares issuable on exercise of each Warrant) but only with respect to the amount of the aggregate cash dividends or cash distributions equal to or less than US$0.50 per share, then the Warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each Class A Ordinary Share in respect of such event.

If the number of issued and outstanding Class A Ordinary Shares is decreased by a consolidation, combination or reclassification of Class A Ordinary Shares or other similar event, then, on the effective date of such consolidation, combination, reclassification or similar event, the number of Class A Ordinary Shares issuable on exercise of each Warrant will be decreased in proportion to such decrease in issued and outstanding Class A Ordinary Shares.

Whenever the number of Class A Ordinary Shares purchasable upon the exercise of the Warrants is adjusted, as described above, the Warrant exercise price will be adjusted by multiplying the Warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of Class A Ordinary Shares purchasable upon the exercise of the Warrants immediately prior to such adjustment and (y) the denominator of which will be the number of Class A Ordinary Shares so purchasable immediately thereafter.

In case of any reclassification or reorganization of the issued and outstanding Class A Ordinary Shares (other than those described above or that solely affects the par value of such Class A Ordinary Shares), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of the issued and outstanding Class A Ordinary Shares), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the Warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Warrants and in lieu of the Class A Ordinary Shares immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of Class A Ordinary Shares or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the Warrants would have received if such holder had exercised their Warrants immediately prior to such event. However, if such holders were entitled to exercise a right of election as to the kind or amount of securities, cash or other assets receivable upon such consolidation or merger, then the kind and amount of securities, cash or other assets for which each Warrant will become exercisable will be deemed to be the weighted average of the kind and amount received per share by such holders in such consolidation or merger that affirmatively make such election, and if a tender, exchange or redemption offer has been made to and accepted by such holders under circumstances in which, upon completion of such tender or exchange offer, the maker thereof, together with members of any group (within the meaning of Rule 13d-5(b)(1) under the Exchange Act) of which such maker is a part, and together with any affiliate or associate of such maker (within the meaning of Rule 12b-2 under the Exchange Act) and any members of any such group of which any such affiliate or associate is a part, own beneficially (within the meaning of Rule 13d-3 under the Exchange Act) more than 50% of the issued and outstanding Class A Ordinary Shares, the holder of a Warrant will be entitled to receive the highest amount of cash, securities or other property to which such holder would actually have been entitled as a shareholder if such Warrant holder had exercised the Warrant prior to the expiration of such tender or exchange offer, accepted such offer and all of the Class A Ordinary Shares held by such holder had been purchased pursuant to such tender or exchange offer, subject to adjustment (from and after the consummation of such tender or exchange offer) as nearly equivalent as possible to the adjustments provided for in the warrant agreement. If less than 70% of the consideration receivable by the holders of Class A Ordinary Shares in such a transaction is payable in the form of shares in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the Warrant properly exercises the Warrant within 30 days following public disclosure of such transaction, the Warrant exercise price will be reduced as specified in the Warrant Agreement based on the Black-Scholes value (as defined in the Warrant Agreement) of the Warrant. The purpose of such exercise price reduction is to provide additional value to holders of the Warrants when an extraordinary transaction occurs during the exercise period of the Warrants pursuant to which the holders of the Warrants otherwise do not receive the full potential value of the Warrants. The purpose of such exercise price reduction is to provide additional value to holders of the Warrants when an extraordinary transaction occurs during the exercise period of the Warrants pursuant to which the holders of the Warrants otherwise do not receive the full potential value of the Warrants.

The warrant agreement provides that the terms of the Warrants may be amended without the consent of any holder for the purpose of (i) curing any ambiguity or correct any mistake, including to conform the provisions of the Warrant Agreement to the description of the terms of the Warrants and the Warrant Agreement set forth in this annual report, or defective provision (ii) amending the provisions relating to cash dividends on ordinary shares as contemplated by and in accordance with the Warrant Agreement or (iii) adding or changing any provisions with respect to matters or questions arising under the Warrant Agreement as the parties to the Warrant Agreement may deem necessary or desirable and that the parties deem to not adversely affect the rights of the registered holders of the Warrants, provided that the approval by the holders of at least 65% of the then-outstanding public Warrants is required to make any change that adversely affects the interests of the registered holders.

The Warrant holders do not have the rights or privileges of holders of ordinary shares and any voting rights until they exercise their Warrants and receive Class A Ordinary Shares. After the issuance of Class A Ordinary Shares upon exercise of the Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

We have agreed that, subject to applicable law, any action, proceeding or claim against it arising out of or relating in any way to the Warrant Agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and we irrevocably submit to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. This provision applies to claims under the Securities Act but does not apply to suits brought to enforce any liability or duty created by the Exchange Act or any claim for which the federal district courts of the United States of America are the sole and exclusive forum.

Sponsor Warrants

Except as described below, the Sponsor Warrants have terms and provisions that are identical to those of the Warrants being sold as part of the Units in the IPO. The Sponsor Warrants will not be redeemable by us so long as they are held by the Sponsor or its permitted transferees (except as otherwise set forth herein). If the Sponsor Warrants are held by holders other than the Sponsor or its permitted transferees, the Sponsor Warrants will be redeemable by us in all redemption scenarios and exercisable by the holders on the same basis as the Warrants included in the Units.

The Sponsor, or its permitted transferees, has the option to exercise the Sponsor Warrants on a cashless basis. If holders of the Sponsor Warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering his, her or its Sponsor Warrants for that number of Class A Ordinary Shares equal to the quotient obtained by dividing (x) the product of the number of Class A Ordinary Shares underlying the Sponsor Warrants, multiplied by the excess of the “Sponsor fair market value” (defined below) over the exercise price of the Sponsor Warrants by (y) the Sponsor fair market value. For these purposes, the “Sponsor fair market value” shall mean the average reported closing price of the Class A Ordinary Shares for the 10 trading days ending on the third trading day prior to the date on which the notice of Sponsor Warrant exercise is sent to the Warrant agent.

Any amendment to the terms of the Sponsor Warrants or any provision of the Warrant Agreement with respect to the Sponsor Warrants will require a vote of holders of at least 65% of the number of the then outstanding Sponsor Warrants.

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation on Foreign Exchange.”

D.	Taxation

The following summary of the material Cayman Islands and U.S. federal income tax consequences of an investment in our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local and other tax laws.

Cayman Islands Tax Considerations

The following summary contains a description of certain Cayman Islands income tax consequences of the acquisition, ownership and disposition of ordinary shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase ordinary shares. The summary is based upon the tax laws of Cayman Islands and regulations thereunder as of the date hereof, which are subject to change.

Prospective investors should consult their professional advisors on the possible tax consequences of buying, holding or selling any shares under the laws of their country of citizenship, residence or domicile.

The following is a discussion on certain Cayman Islands income tax consequences of an investment in the Securities. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

Under Existing Cayman Islands Laws:

Payments of dividends and capital in respect of Securities will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of interest and principal or a dividend or capital to any holder of the Securities, as the case may be, nor will gains derived from the disposal of the Securities be subject to Cayman Islands income or corporation tax. The Cayman Islands currently have no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax.

No stamp duty is payable in respect of the issue of Securities or on an instrument of transfer in respect of Securities.

We have been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, have obtained undertakings from the Governor in Cabinet of the Cayman Islands in the following form:

The Tax Concessions Law

Undertaking as to Tax Concessions

In accordance with section 6 of the Tax Concessions Act (As Revised) of the Cayman Islands, the Governor in Cabinet of the Cayman Islands has undertaken with us that:

(a)	no law which is thereafter enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to us or our operations; and
(b)	in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:
(i)	on or in respect of the shares, debentures or other obligations of us; or
(ii)	by way of the withholding in whole or in part of any relevant payment as defined in Section 6(3) of the Tax Concessions Act.

The concessions apply for a period of 20 years from February 18, 2022.

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands save certain stamp duties which may be applicable, from time to time, on certain instruments executed in or brought within the jurisdiction of the Cayman Islands.

U.S. Federal Income Tax Considerations

General

The following is a general discussion of the material U.S. federal income tax consequences to U.S. Holders (as defined below) of the ownership and disposition of the Class A Ordinary Shares and Warrants (“Securities”). No ruling has been requested or will be obtained from the Internal Revenue Service (the “IRS”) regarding the U.S. federal income tax consequences of the ownership or disposition of Securities; thus, there can be no assurance that the IRS will not challenge the U.S. federal income tax treatment described below or that, if challenged, such treatment will be sustained by a court.

This summary is limited to U.S. federal income tax considerations relevant to U.S. Holders that hold Securities as “capital assets” within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be important to holders in light of their individual circumstances, including holders subject to special treatment under the U.S. tax laws, such as, for example:

●	our officers or directors;
●	banks, financial institutions or financial services entities;
●	broker-dealers;
●	taxpayers that are subject to the mark-to-market accounting rules;
●	tax-exempt entities;

●	S-corporations, partnerships and other pass-through entities or arrangements;
●	governments or agencies or instrumentalities thereof;
●	insurance companies;
●	regulated investment companies;
●	real estate investment trusts;
●	expatriates or former long-term residents of the United States;
●	persons that actually or constructively own Class A Ordinary Shares representing ten percent or more of our shares by vote or value;
●	persons that acquired Securities pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation or in connection with services;
●	persons that hold Securities as part of a straddle, constructive sale, hedging, conversion or other integrated or similar transaction; or
●	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar.

As used in this annual report, the term “U.S. Holder” means a beneficial owner of Securities that is for U.S. federal income tax purposes:

●	an individual citizen or resident of the United States;
●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;
●	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
●	a trust if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (B) it has in effect under applicable U.S. Treasury regulations a valid election to be treated as a U.S. person.

Moreover, the discussion below is based upon the provisions of the Code, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof. Those authorities may be repealed, revoked, modified or subject to differing interpretations, possibly on a retroactive basis, so as to result in U.S. federal income tax consequences different from those discussed below. Furthermore, this discussion does not address any aspect of U.S. federal non-income tax laws, such as gift, estate, Medicare and minimum tax, or any state, local or non-U.S. tax laws.

This discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold Securities through such entities. If a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of Securities, the U.S. federal income tax treatment of the partnership or a partner in the partnership will generally depend on the status of the partner and the activities of the partner and the partnership. If you are a partnership or a partner of a partnership holding Securities, we urge you to consult your own tax advisor.

THIS SUMMARY DOES NOT PURPORT TO BE A COMPREHENSIVE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF OWNING AND DISPOSING OF SECURITIES. HOLDERS OF SECURITIES SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE OWNERSHIP AND DISPOSITION OF SECURITIES, INCLUDING THE APPLICABILITY AND EFFECTS OF U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX LAWS.

Taxation of Distributions

Subject to the PFIC rules discussed below under “—Passive Foreign Investment Company Status,” if we do make a distribution of cash or other property on the Class A Ordinary Shares (including the amount of any tax withheld), a U.S. Holder will generally be required to include in gross income as a dividend the amount of any distribution paid on the Class A Ordinary Shares to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends paid by us will be taxable to a corporate U.S. Holder at regular rates and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. Subject to the PFIC rules described below, distributions in excess of such earnings and profits will generally be applied against and reduce the U.S. Holder’s basis in the Class A Ordinary Shares (but not below zero) and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such ordinary shares (see “—Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Class A Ordinary Shares and Warrants” below). We do not intend to provide calculations of our earnings and profits under U.S. federal income tax principles. A U.S. Holder should expect all cash distributions to be reported as dividends for U.S. federal income tax purposes. Any dividend will generally not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

With respect to non-corporate U.S. Holders, under tax laws currently in effect and subject to certain exceptions, dividends will generally be taxed at the lower applicable long-term capital gains rate (see “—Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Class A Ordinary Shares and Warrants” below) applicable to “qualified dividend income,” provided that the Class A Ordinary Shares are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a mainland PRC resident enterprise under the PRC Enterprise Income Tax Law, we are eligible for the benefits of the United States-PRC income tax treaty (the “Treaty”), we are not treated as a PFIC in the year the dividend is paid or in the preceding year and certain holding period and other requirements are met. U.S. Treasury Department guidance indicates that shares listed on Nasdaq (on which the Class A Ordinary Shares are listed) will be considered readily tradable on an established securities market in the United States. Even if the Class A Ordinary Shares are listed on Nasdaq, there can be no assurance that the Class A Ordinary Shares will be considered readily tradable on an established securities market in future years. U.S. Holders should consult their tax advisors regarding the availability of such lower rate for any dividends paid with respect to Class A Ordinary Shares.

Dividends paid on our Class A Ordinary Shares, if any, will generally be treated as income from foreign sources and will generally constitute passive category income for U.S. foreign tax credit purposes. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any nonrefundable foreign withholding taxes imposed on dividends received on our Class A Ordinary Shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign taxes withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Class A Ordinary Shares and Warrants

Subject to the PFIC rules described below under “—Passive Foreign Investment Company Status,” a U.S. Holder will generally recognize capital gain or loss on the sale or other taxable disposition of the Class A Ordinary Shares or Warrants in an amount equal to the difference between the amount realized on the disposition and such U.S. Holder’s adjusted tax basis in such Class A Ordinary Shares or Warrants. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for such Class A Ordinary Shares or Warrants exceeds one year. Long-term capital gain realized by a non-corporate U.S. Holder is currently eligible to be taxed at reduced rates. The deduction of capital losses is subject to certain limitations.

As described in “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxation—Mainland China,” if we are deemed to be a mainland PRC resident enterprise under the PRC Enterprise Income Tax Law, gains from the disposition of the Class A Ordinary Shares or Warrants may be subject to mainland PRC income tax and will generally be U.S.-source, which may limit the ability to receive a foreign tax credit. If a U.S. Holder is eligible for the benefits of the Treaty, such holder may be able to elect to treat such gain as PRCsource income under the Treaty. Pursuant to recently issued U.S. Treasury regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any mainland PRC tax imposed on the disposition of the Class A Ordinary Shares or Warrants. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty, and the potential impact of the recently issued U.S. Treasury regulations.

Exercise, Lapse or Redemption of a Warrant

Subject to the PFIC rules described below under “—Passive Foreign Investment Company Status” and except as discussed below with respect to the cashless exercise of a warrant, a U.S. Holder will generally not recognize gain or loss upon the acquisition of a Class A Ordinary Share on the exercise of a Warrant for cash. A U.S. Holder’s tax basis in a Class A Ordinary Share received upon exercise of the Warrant will generally be an amount equal to the sum of the U.S. Holder’s tax basis in the Warrant exchanged therefor and the exercise price. The U.S. Holder’s holding period for a Class A Ordinary Share received upon exercise of the Warrant will begin on the date following the date of exercise (or possibly the date of exercise) of the Warrant and will not include the period during which the U.S. Holder held the Warrant. If a Warrant is allowed to lapse unexercised, a U.S. Holder will generally recognize a capital loss equal to such holder’s tax basis in the Warrant.

The tax consequences of a cashless exercise of a warrant are not clear under current law. Subject to the PFIC rules discussed below, a cashless exercise may not be taxable, either because the exercise is not a realization event or because the exercise is treated as a “recapitalization” for U.S. federal income tax purposes. Although we expect a U.S. Holder’s cashless exercise of our warrants (including after we provide notice of our intent to redeem warrants for cash) to be treated as a recapitalization, a cashless exercise could alternatively be treated as a taxable exchange in which gain or loss would be recognized.

In either tax-free situation, a U.S. Holder’s tax basis in the Class A Ordinary Shares received would generally equal the U.S. Holder’s tax basis in the Warrants. If the cashless exercise is not treated as a realization event, it is unclear whether a U.S. Holder’s holding period for the Class A Ordinary Share will commence on the date of exercise of the warrant or the day following the date of exercise of the warrant. If the cashless exercise is treated as a recapitalization, the holding period of the Class A Ordinary Shares would include the holding period of the warrants.

It is also possible that a cashless exercise may be treated in part as a taxable exchange in which gain or loss would be recognized. In such event, a portion of the Warrants to be exercised on a cashless basis could, for U.S. federal income tax purposes, be deemed to have been surrendered in consideration for the exercise price of the remaining Warrants, which would be deemed to be exercised. For this purpose, a U.S. Holder may be deemed to have surrendered a number of Warrants having an aggregate value equal to the exercise price for the total number of warrants to be deemed exercised. Subject to the PFIC rules discussed below, the U.S. Holder would recognize capital gain or loss in an amount equal to the difference between the exercise price for the total number of warrants deemed exercised and the U.S. Holder’s tax basis in such Warrants. In this case, a U.S. Holder’s tax basis in the Class A Ordinary Shares received would equal the U.S. Holder’s tax basis in the Warrants exercised plus (or minus) the gain (or loss) recognized with respect to the surrendered warrants. It is unclear whether a U.S. Holder’s holding period for the Class A Ordinary Shares would commence on the date of exercise of the warrant or the day following the date of exercise of the warrant.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, a U.S. Holder should consult its tax advisor regarding the tax consequences of a cashless exercise.

Subject to the PFIC rules described below, if we redeem warrants for cash or purchases warrants in an open market transaction, such redemption or purchase will generally be treated as a taxable disposition to the U.S. Holder, taxed as described above.

Possible Constructive Distributions

The terms of each Warrant provide for an adjustment to the number of Class A Ordinary Shares for which the Warrant may be exercised or to the exercise price of the warrant in certain events, as discussed in the section of this annual report captioned “Description of Share Capital—Warrants—Public Warrants.” An adjustment which has the effect of preventing dilution generally is not taxable. The U.S. Holders of the Warrants would, however, be treated as receiving a constructive distribution from us if, for example, the adjustment increases such U.S. Holders’ proportionate interests in our assets or earnings and profits (e.g. through an increase in the number of Class A Ordinary Shares that would be obtained upon exercise or through a decrease to the exercise price of a Warrant) as a result of a distribution of cash or other property to the holders of Class A Ordinary Shares which is taxable to the U.S. Holders of such Class A Ordinary Shares as described under “—Taxation of Distributions” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. Holders of the warrants received a cash distribution from us equal to the fair market value of such increased interest, and would increase a U.S. Holder’s adjusted tax basis in its Warrants to the extent that such distribution is treated as a dividend.

Passive Foreign Investment Company Status

A non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes if either (i) at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income or (ii) at least 50% of its assets in a taxable year (ordinarily determined based on fair market value and averaged quarterly over the year), including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. Although the law in this regard is unclear, we treat the former VIEs as being owned by us for U.S. federal income tax purposes, because we control their management decisions and are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements.

Assuming that we were the owner of the former VIEs for U.S. federal income tax purposes and based on the current and anticipated value of the assets and the composition of income and assets, including goodwill and other unbooked intangibles, we do not believe we were a PFIC for our taxable year ended December 31, 2022 and we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, this conclusion is a factual determination that must be made annually at the close of each taxable year on the basis of the composition of our income and assets and our subsidiaries’ income and assets and, thus, is subject to change. Accordingly, there can be no assurance that we or any of our subsidiaries will not be treated as a PFIC for any taxable year.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of Class A Ordinary Shares or Warrants and, in the case of Class A Ordinary Shares, the U.S. Holder did not make an applicable purging election, or a mark-to-market election, such U.S. Holder would generally be subject to special and adverse rules with respect to (i) any gain recognized by the U.S. Holder on the sale or other disposition of its Class A Ordinary Shares or Warrants and (ii) any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the Class A Ordinary Shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the Class A Ordinary Shares).

Under these rules:

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Class A Ordinary Shares or Warrants;
●	the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we were a PFIC, will be taxed as ordinary income;
●	the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder with respect to the tax attributable to each such other taxable year of the U.S. Holder.

If we are a PFIC and, at any time, have a non-U.S. subsidiary that is classified as a PFIC, a U.S. Holder would generally be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we (or our subsidiary) receive a distribution from, or disposes of all or part of its interest in, the lower-tier PFIC or the U.S. Holders otherwise were deemed to have disposed of an interest in the lower-tier PFIC. U.S. Holders are urged to consult their tax advisors regarding the tax issues raised by lower-tier PFICs.

If we are a PFIC and the Class A Ordinary Shares constitute “marketable stock,” a U.S. Holder may avoid the adverse PFIC tax consequences discussed above if such U.S. Holder, at the close of the first taxable year in which it holds (or is deemed to hold) the Class A Ordinary Shares, makes a mark-to-market election with respect to such shares for such taxable year. Such U.S. Holder will generally include for each of its taxable years as ordinary income the excess, if any, of the fair market value of its Class A Ordinary Shares at the end of such year over its adjusted basis in its Class A Ordinary Shares. The U.S. Holder also will recognize an ordinary loss in respect of the excess, if any, of its adjusted basis of its Class A Ordinary Shares over the fair market value of its Class A Ordinary Shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its Class A Ordinary Shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of its Class A Ordinary Shares will be treated as ordinary income. Currently, a mark-to-market election may not be made with respect to Warrants.

The mark-to-market election is available only for “marketable stock,” generally, stock that is regularly traded on a national securities exchange that is registered with the SEC, including Nasdaq (on which the Class A Ordinary Shares are listed), or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. We anticipate that the Class A Ordinary Shares should qualify as being regularly traded, but no assurances may be given in this regard. Moreover, a mark-to-market election made with respect to Class A Ordinary Shares would not apply to a U.S. Holder’s indirect interest in any lower tier PFICs in which we own shares. U.S. Holders should consult their tax advisors regarding the availability and tax consequences of a mark-to-market election with respect to the Class A Ordinary Shares under their particular circumstances.

We do not intend to provide information necessary for U.S. Holders to make a qualified electing fund election which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder, may have to file an IRS Form 8621 and such other information as may be required by the U.S. Treasury Department. Failure to do so, if required, will extend the statute of limitations until such required information is furnished to the IRS.

The rules dealing with PFICs are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of the Class A Ordinary Shares and Warrants should consult their tax advisors concerning the reporting requirements that may apply and the application of the PFIC rules to Securities under their particular circumstances.

E.	Dividends and Paying Agents

Not applicable.

F.	Statement by Experts

Not applicable.

G.	Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act, and are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year, which is December 31. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

In accordance with Nasdaq Stock Market Rule 5250(d), we will post this annual report on our website at https://ir.ecarxgroup.com. In addition, we will provide hardcopies of our annual report free of charge to shareholders upon request.

H.	Subsidiary Information

Not applicable.

J.	Annual Report to Security Holders

Not applicable.

Item 11.     Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Our exposure to interest rate risk primarily relates to (i) our liabilities to credit institutions which subject us to cash flow interest rate risk as well as interest expenses, and (ii) the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits and wealth management products. We have not been exposed to material risks due to changes in market interest rates. Investments in both fixed-rate and floating rate interest-earning instruments carry a degree of interest rate risk. Fixed-rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating-rate securities may produce less income than expected if interest rates fall.

We closely monitor the effects of changes in the interest rates on our interest rate risk exposures, but we currently do not take any measures to hedge interest rate risks.

Foreign Exchange Risk

The revenue and expenses of our entities in mainland China are generally denominated in Renminbi and their assets and liabilities are denominated in Renminbi. Our international revenues are denominated in foreign currencies and expose us to the risk of fluctuations in foreign currency exchange rates against the Renminbi. A significant portion of our cash and cash equivalents and short-term investments are denominated in U.S. dollars, and fluctuations in exchange rates between U.S. dollars and Renminbi may result in foreign exchange gains or losses. We have not used any derivative financial instruments to hedge exposure to such risk. In addition, the value of your investment in our securities will be affected by the exchange rate between the U.S. dollar and Renminbi because the value of our business is effectively denominated in Renminbi, while our securities will be traded in U.S. dollars.

Renminbi is not freely convertible into foreign currencies. Remittances of foreign currencies into mainland China or remittances of Renminbi out of mainland China as well as exchange between Renminbi and foreign currencies require approval by foreign exchange administrative authorities with certain supporting documentation. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of Renminbi into other currencies.

The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation subsided and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollars against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

As of December 31, 2022, we had RMB-denominated cash and cash equivalents, restricted cash and short-term investments of RMB472.5 million, and U.S. dollar-denominated cash and cash equivalents, restricted cash and short-term investments of US$38.9 million. Assuming we had converted RMB472.5 million into U.S. dollars at the exchange rate of RMB6.8972 for US$1.00 as of December 30, 2022, our U.S. dollar cash balance would have been US$107.4 million. If the RMB had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$101.2 million instead. Assuming we had converted US$38.9 million into RMB at the exchange rate of RMB6.8972 for US$1.00 as of December 30 2022, our RMB cash balance would have been RMB740.9 million. If the RMB had depreciated by 10% against the U.S. dollar, our RMB cash balance would have been RMB767.8 million instead.

Item 12.     Description of Securities Other than Equity Securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Not applicable.

PART II

Item 13.     Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.     Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15.     Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of December 31, 2022, a material weakness in the area of non-routine share-based payment, certain employee benefits and related tax effects. Notwithstanding thereof, we believe that our consolidated financial statements included in this annual report fairly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects. We have also started implementing a number of measures to address and remediate the material weakness identified and improve the effectiveness of our disclosure controls and procedures, see “—Internal Control over Financial Reporting.”

Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Internal Control Over Financial Reporting

In connection with the audits of our consolidated financial statements included in this annual report, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness that has been identified relates to the lack of policies, procedures and controls over material non-routine transactions relating to share-based compensation, certain employee benefits and related income tax effects.

We are in the process of implementing a number of measures to address the material weakness identified, including: (i) policy documentation, (ii) changing our existing procedures, and (iii) establishing controls to identify non-routine and complex transactions to ensure they are accounted for in a timely manner.

The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to devote significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligation. However, we cannot assure you that all of these measures will be sufficient to remediate our material weakness in time, or at all. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, which may have material and adverse effect to investor confidence and the market price of our securities.”

Changes in Internal Control over Financial Reporting

A material weakness was identified during the audits for the years ended December 31, 2020 and December 31, 2021. The material weakness was related to the lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and the SEC reporting requirements to formalize, design, implement and operate key controls over financial reporting process to address complex U.S. GAAP accounting issues and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC. Other than measures to improve our internal control over financial reporting as descried in this annual report, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16      [RESERVED]

Item 16A.    Audit Committee Financial Expert

Our board of directors has determined that Ms. Grace Hui Tang, an independent director (under the standards set forth in Nasdaq Stock Market Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act) and chairman of our audit committee, is an audit committee financial expert.

Item 16B.    Code of Ethics

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers, employees and advisors. We have posted a copy of our code of business conduct and ethics on our website at https://ir.ecarxgroup.com/governance/governance-documents.

On March 6, 2023, our board of directors granted a waiver to Mr. Ziyu Shen, our Chairman and Chief Executive Officer, in respect of the requirements of our code of business conduct and ethics in connection with his appointment and financial interest in DREAMSMART TECHNOLOGY PTE. LTD and its subsidiaries and consolidated entities, including Mr. Shen’s appointment as the chairman and chief executive officer of Hubei Xingji Meizu Group Co., Ltd.

Item 16C.    Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by KPMG Huazhen LLP, our principal external auditors, for the periods indicated.

	For the Year Ended
	December 31,
	2021	2022

	(in thousands of RMB)
Audit fees(1)	7,171	14,433
Tax fees(2)	—	76
All other fees	—	—
(1)	“Audit fees” represent the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal accountant for the audit of our annual consolidated financial statements and the review of interim condensed consolidated financial statements, including the audit fees relating to the Business Combination in 2022.
(2)	“Tax fees” represent the aggregate fees billed for professional services rendered by our principal external auditors for tax compliance.

The policy of our audit committee is to pre-approve all audit and other service provided by KPMG Huazhen LLP as described above, other than those for de minimis services which are approved by the Audit Committee prior to the completion of the audit.

Item 16D.    Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F.    Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.    Corporate Governance

We are a foreign private issuer and a “controlled company” as defined under the Nasdaq rules. Mr. Eric Li (Li Shufu), a co-founder of ECARX, owns more than 50% of the total voting power of all issued and outstanding ordinary shares. For so long as we remain a foreign private issuer or a “controlled company” under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from certain corporate governance rules, including the requirement that a majority of our board of directors shall consist of independent directors and the requirement that our nominating and corporate governance committee and compensation committee shall be composed entirely of independent directors. In addition, we are not required to issue quarterly reports, proxy statements that comply with the requirements applicable to U.S. domestic reporting companies, or individual executive compensation information that is as detailed as that required of U.S. domestic reporting companies. We also have four months after the end of each fiscal year to file our annual reports with the SEC and are not required to file current reports as frequently or promptly as U.S. domestic reporting companies. Furthermore, our officers, directors and principal shareholders are exempt from the requirements to report transactions in our equity securities and from the short-swing profit liability provisions contained in Section 16 of the Exchange Act. As a foreign private issuer, we are also not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act. These exemptions and leniencies reduce the frequency and scope of information and protections available to you in comparison to those applicable to shareholders of U.S. domestic reporting companies.

As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Item 16H.    Mine Safety Disclosure

Not applicable.

Item 16I.    Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16.J.    Insider Trading Policies

Not applicable.

PART III

Item 17.     Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.     Financial Statements

The consolidated financial statements of ECARX Holdings Inc., its subsidiaries and the variable interest entity are included at the end of this annual report.

Item 19.     Exhibits

Exhibit Number	Description of Document

1.1

Seventh Amended and Restated Memorandum and Articles of Association of ECARX Holdings Inc. (incorporated by reference to Exhibit 4.1 to the Registration Statement Form S-8 (file no. 333-269756) filed with the Securities and Exchange Commission on February 14, 2022)

2.1

Warrant Agreement, dated February 4, 2021, between COVA Acquisition Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.4 to the Registration Statement Form F-4 (file no. 333-267813) filed with the Securities and Exchange Commission on November 14, 2022)

2.2

Specimen Ordinary Share Certificate of ECARX Holdings Inc. (incorporated by reference to Exhibit 4.5 to the Registration Statement Form F-4 (file no. 333-267813) filed with the Securities and Exchange Commission on November 14, 2022)

2.3

Specimen Warrant Certificate of ECARX Holdings Inc. (incorporated by reference to Exhibit 4.6 to the Registration Statement Form F-4 (file no. 333-267813) filed with the Securities and Exchange Commission on November 14, 2022)

2.4*	Assignment, Assumption and Amendment Agreement, dated December 20, 2022, by and among COVA Acquisition Corp., ECARX Holdings Inc., and Continental Stock Transfer & Trust Company
2.5

Registration and Shareholder Rights Agreement dated February 4, 2021, by and among COVA Acquisition Corp., COVA Acquisition Sponsor LLC and certain shareholders of COVA Acquisition Corp. (incorporated by reference to Exhibit 4.8 to the Registration Statement Form F-4 (file no. 333-267813) filed with the Securities and Exchange Commission on November 14, 2022)

2.6*	Registration Rights Agreement, dated December 20, 2022, by and among ECARX Holdings Inc., COVA Acquisition Sponsor LLC and certain shareholders of ECARX Holdings Inc.
2.7*	Description of Securities
4.1

Agreement and Plan of Merger, dated as of May 26, 2022, by and among COVA Acquisition Corp., ECARX Holdings Inc., Ecarx Temp Limited, and Ecarx&Co Limited (incorporated by reference to Exhibit 2.1 to the Registration Statement Form F-4 (file no. 333-267813) filed with the Securities and Exchange Commission on November 14, 2022)

4.2

Investment Management Trust Agreement, dated February 4, 2021, by and between Continental Stock & Trust Company and COVA Acquisition Corp. (incorporated by reference to Exhibit 10.1 to the Registration Statement Form F-4 (file no. 333-267813) filed with the Securities and Exchange Commission on November 14, 2022)

4.3

Administrative Services Agreement, dated February 4, 2021 by and between COVA Acquisition Sponsor LLC and COVA Acquisition Corp. (incorporated by reference to Exhibit 10.2 to the Registration Statement Form F-4 (file no. 333-267813) filed with the Securities and Exchange Commission on November 14, 2022)

4.4

Letter Agreement, dated February 4, 2021, among COVA Acquisition Sponsor LLC, COVA Acquisition Corp. and officers and directors of COVA Acquisition Corp. (incorporated by reference to Exhibit 10.3 to the Registration Statement Form F-4 (file no. 333-267813) filed with the Securities and Exchange Commission on November 14, 2022)

4.5

Private Placement Warrants Purchase Agreement between COVA Acquisition Corp. and COVA Acquisition Sponsor LLC. (incorporated by reference to Exhibit 10.4 to the Registration Statement Form F-4 (file no. 333-267813) filed with the Securities and Exchange Commission on November 14, 2022)

4.6

Promissory Note between COVA Acquisition Corp. and COVA Acquisition Sponsor LLC, dated May 26, 2022 (incorporated by reference to Exhibit 10.5 to the Registration Statement Form F-4 (file no. 333-267813) filed with the Securities and Exchange Commission on November 14, 2022)

4.7

Strategic Investment Agreement, dated May 26, 2022 by and between ECARX Holdings Inc. and Luminar Technologies, Inc. (incorporated by reference to Exhibit 10.6 to the Registration Statement Form F-4 (file no. 333-267813) filed with the Securities and Exchange Commission on November 14, 2022)

4.8

Strategic Investment Agreement, dated May 26, 2022 by and between ECARX Holdings Inc. and Geely Investment Holding Ltd. (incorporated by reference to Exhibit 10.7 to the Registration Statement Form F-4 (file no. 333-267813) filed with the Securities and Exchange Commission on November 14, 2022)

4.9

Sponsor Support Agreement and Deed, dated May 26, 2022 by and among ECARX Holdings Inc., COVA Acquisition Corp., COVA Acquisition Sponsor LLC and other parties named therein (incorporated by reference to Exhibit 10.8 to the Registration Statement Form F-4 (file no. 333-267813) filed with the Securities and Exchange Commission on November 14, 2022)

4.10

ECARX Shareholder Support Agreement and Deed, dated May 26, 2022, by and among ECARX Holdings Inc., COVA Acquisition Corp., and other parties named therein (incorporated by reference to Exhibit 10.9 to the Registration Statement Form F-4 (file no. 333-267813) filed with the Securities and Exchange Commission on November 14, 2022)

4.11†

ECARX Holdings Inc. 2019 Equity Incentive Plan (incorporated by reference to Exhibit 10.10 to the Registration Statement Form F-4 (file no. 333-267813) filed with the Securities and Exchange Commission on November 14, 2022)

4.12†

ECARX Holdings Inc. 2021 Option Incentive Plan (incorporated by reference to Exhibit 10.11 to the Registration Statement Form F-4 (file no. 333-267813) filed with the Securities and Exchange Commission on November 14, 2022)

4.13†

ECARX Holdings Inc. 2022 Share Incentive Plan (incorporated by reference to Exhibit 10.2 to the Registration Statement Form S-8 (file no. 333-269756) filed with the Securities and Exchange Commission on February 14, 2022)

4.14

Form of Indemnification Agreement between ECARX Holdings Inc. and its directors and executive officers (incorporated by reference to Exhibit 10.12 to the Registration Statement Form F-4 (file no. 333-267813) filed with the Securities and Exchange Commission on November 14, 2022)

4.15#

English Translation of Working Capital Loan Contract, dated April 22, 2021, by and between Industrial Bank Co., Ltd. Wuhan Branch and Hubei ECARX Technology Co., Ltd. (incorporated by reference to Exhibit 10.13 to the Registration Statement Form F-4 (file no. 333-267813) filed with the Securities and Exchange Commission on November 14, 2022)

4.16#

English Translation of Credit Facility Agreement, dated July 7, 2020, by and between China Merchants Bank Co., Ltd., Wuhan Branch and Hubei ECARX Technology Co., Ltd. (incorporated by reference to Exhibit 10.14 to the Registration Statement Form F-4 (file no. 333-267813) filed with the Securities and Exchange Commission on November 14, 2022)

4.17#

English Translation of Credit Facility Agreement, dated February 1, 2021, by and between China Merchants Bank Co., Ltd., Wuhan Branch and Hubei ECARX Technology Co., Ltd. (incorporated by reference to Exhibit 10.15 to the Registration Statement Form F-4 (file no. 333-267813) filed with the Securities and Exchange Commission on November 14, 2022)

4.18#

English Translation of Termination Agreement of Current Control Documents dated April 8, 2022, by and between ECARX (Wuhan) Technology Co., Ltd. and Hubei ECARX Technology Co., Ltd. (incorporated by reference to Exhibit 10.16 to the Registration Statement Form F-4 (file no. 333-267813) filed with the Securities and Exchange Commission on November 14, 2022)

4.19#

English Translation of Restructuring Framework Agreement, dated April 8, 2022, by and between ECARX (Hubei) Tech Co., Ltd. and Hubei ECARX Technology Co., Ltd. (incorporated by reference to Exhibit 10.17 to the Registration Statement Form F-4 (file no. 333-267813) filed with the Securities and Exchange Commission on November 14, 2022)

4.20

English Translation of Supplemental Agreement to the Restructuring Framework Agreement, dated May 13, 2022, by and between ECARX (Hubei) Tech Co., Ltd. and Hubei ECARX Technology Co., Ltd. (incorporated by reference to Exhibit 10.18 to the Registration Statement Form F-4 (file no. 333-267813) filed with the Securities and Exchange Commission on November 14, 2022)

4.21#

Master Commercialization Agreement, dated September 14, 2021, by and between Hubei ECARX Technology Co., Ltd. (referred to as ECARX (Hubei) Technology Co., Ltd.) and HaleyTek AB (previously known as Volvo Car Services 10 AB) (incorporated by reference to Exhibit 10.19 to the Registration Statement Form F-4 (file no. 333-267813) filed with the Securities and Exchange Commission on November 14, 2022)

4.22

Transfer Agreement of Rights and Obligations, dated March 1, 2022, by and among Hubei ECARX Technology Co., Ltd, HaleyTek AB (previously known as Volvo Car Services 10 AB) and ECARX (Hubei) Tech Co., Ltd. (incorporated by reference to Exhibit 10.20 to the Registration Statement Form F-4 (file no. 333-267813) filed with the Securities and Exchange Commission on November 14, 2022)

4.23#

English Translation of Working Capital Loan Contract, dated June 28, 2022, by and between Industrial Bank Co., Ltd. Wuhan Branch and ECARX (Hubei) Tech Co., Ltd., as amended on June 29, 2022. (incorporated by reference to Exhibit 10.21 to the Registration Statement Form F-4 (file no. 333-267813) filed with the Securities and Exchange Commission on November 14, 2022)

4.24#

Convertible Note Purchase Agreement, dated May 9, 2022, by and between ECARX Holdings Inc. and Lotus Technology Inc. (incorporated by reference to Exhibit 10.22 to the Registration Statement Form F-4 (file no. 333-267813) filed with the Securities and Exchange Commission on November 14, 2022)

4.25

Convertible Note Purchase Agreement, dated October 25, 2022, by and among ECARX Holdings Inc., SPDB International (Hong Kong) Limited and CNCB (Hong Kong) Investment Limited (incorporated by reference to Exhibit 10.23 to the Registration Statement Form F-4 (file no. 333-267813) filed with the Securities and Exchange Commission on November 14, 2022)

4.26*	Sales and Purchase Agreement, dated December 31, 2022, by and between Volvo Car Corporation and ECARX Technology Limited
8.1*	List of subsidiaries of ECARX Holdings Inc.
11.1*	Code of Business Conduct and Ethics of the Registrant
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Maples and Calder (Hong Kong) LLP
15.2*	Consent of Han Kun Law Offices
15.3*	Consent of KPMG Huazhen LLP
101.INS*	Inline XBRL Instance Document - this instance document does not appear on the Interactive Data File because its XBRL tags are not embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Scheme Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)
*	Filed with this annual report.
**	Furnished with this annual report.
#	Certain portions of this exhibit have been redacted or omitted .
†	Indicates a management contract or compensatory plan.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ECARX Holdings Inc.

By:	/s/ Ziyu Shen
	Name:	Ziyu Shen
	Title:	Chief Executive Officer

Date: April 24, 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

ECARX Holdings Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of ECARX Holdings Inc. and subsidiaries (the Company) as of December 31, 2021 and 2022, the related consolidated statements of loss, changes in shareholders’ deficit, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2022, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements as of and for the year ended December 31, 2022 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in RMB have been translated into dollars on the basis set forth in Note 2(z) to the consolidated financial statements.

Change in Accounting Principle

As discussed in Note 17 to the consolidated financial statements, the Company has changed its method of accounting for leases as of January 1, 2022 due to the adoption of Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG Huazhen LLP

We have served as the Company’s auditor since 2021.

Shanghai, China

April 24, 2023

ECARX HOLDINGS INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

		As of December 31,
	Note	2021	2022	2022
		RMB	RMB	US$
				Note 2(z)
ASSETS
Current assets
Cash	3	877,959	737,384	106,911
Restricted cash (including restricted cash of VIEs that can only be used to settle the VIEs’ obligation of RMB23,004 and nil as of December 31, 2021 and 2022, respectively)	3	23,004	40,957	5,938
Accounts receivable – third parties, net	4	184,546	418,222	60,636
Accounts receivable – related parties, net	4, 28	768,747	482,992	70,027
Notes receivable (including notes receivable of VIEs that can only be used to settle the VIEs’ obligation of RMB110,550 and nil as of December 31, 2021 and 2022, respectively)	5	137,710	145,442	21,087
Inventories	6	223,319	131,555	19,074
Amounts due from related parties	28	41,278	911,589	132,168
Prepayments and other current assets	7	200,075	412,934	59,870
Total current assets		2,456,638	3,281,075	475,711
Non-current assets
Long-term investments	8	1,354,049	489,764	71,009
Property and equipment, net	9	103,156	118,449	17,173
Intangible assets, net	10	31,026	36,689	5,319
Operating lease right-of-use assets	17	—	85,326	12,371
Other non-current assets – third parties		19,904	26,029	3,773
Other non-current assets – related parties	28	1,929	213,695	30,983
Total non-current assets		1,510,064	969,952	140,628
Total assets		3,966,702	4,251,027	616,339

The accompanying notes are an integral part of these consolidated financial statements.

ECARX HOLDINGS INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(In thousands, except share and per share data)

		As of December 31,
	Note	2021	2022	2022
		RMB	RMB	US$
				Note 2(z)
LIABILITIES
Current liabilities

Short-term borrowings (including short-term borrowings of the VIEs without recourse to the Company of RMB932,000 and nil as of December 31, 2021 and 2022, respectively)	11	932,000	870,000	126,138
Accounts payable – third parties (including accounts payable – third parties of the VIEs without recourse to the Company of RMB622,867 and nil as of December 31, 2021 and 2022, respectively)		649,967	1,024,194	148,494
Accounts payable – related parties (including accounts payable – related parties of the VIEs without recourse to the Company of RMB99,906 and nil as of December 31, 2021 and 2022, respectively)	28	111,531	239,891	34,781
Notes payable (including notes payable of the VIEs without recourse to the Company of RMB127,304 and nil as of December 31, 2021 and 2022, respectively)		127,304	168,405	24,416
Amounts due to related parties (including amounts due to related parties of the VIEs without recourse to the Company of RMB309,010 and nil as of December 31, 2021 and 2022, respectively)	28	376,906	191,174	27,718
Contract liabilities, current – third parties (including contract liabilities, current – third parties of the VIEs without recourse to the Company of RMB2,685 and nil as of December 31, 2021 and 2022, respectively)	12	2,685	4,706	682
Contract liabilities, current – related parties (including contract liabilities, current – related parties of the VIEs without recourse to the Company of RMB363,285 and nil as of December 31, 2021 and 2022, respectively)	12	363,285	316,667	45,912
Operating lease liabilities, current	17	—	24,152	3,502
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the VIEs without recourse to the Company of RMB442,588 and nil as of December 31, 2021 and 2022, respectively)	14	458,979	738,603	107,087
Income tax payable		—	21,610	3,133
Total current liabilities		3,022,657	3,599,402	521,863
Non-current liabilities
Contract liabilities, non-current – third parties (including contract liabilities, non-current – third parties of the VIEs without recourse to the Company of RMB317 and nil as of December 31, 2021 and 2022, respectively)	12	317	70	10
Contract liabilities, non-current – related parties (including contract liabilities, non-current – related parties of the VIEs without recourse to the Company of RMB472,749 and nil as of December 31, 2021 and 2022, respectively)	12	472,749	282,080	40,898
Convertible notes payable	16	—	439,869	63,775
Operating lease liabilities, non-current	17	—	59,539	8,632
Warrant liabilities, non-current	13	—	16,544	2,399
Other non-current liabilities (including other non-current liabilities of the VIEs without recourse to the Company of RMB16,292 and nil as of December 31, 2021 and 2022, respectively)		16,292	30,716	4,453
Total non-current liabilities		489,358	828,818	120,167
Total liabilities		3,512,015	4,428,220	642,030
Commitments and contingencies	27	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

ECARX HOLDINGS INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(In thousands, except share and per share data)

		As of December 31,
	Note	2021	2022	2022
		RMB	RMB	US$
				Note 2(z)
MEZZANINE EQUITY
Series Angel Redeemable Convertible Preferred Shares (US$0.000005 par value, 6,016,207 and nil shares authorized, issued and outstanding as of December 31, 2021 and 2022; Redemption value of RMB283,585 and nil as of December 31, 2021 and 2022; Liquidation preference of RMB273,519 and nil as of December 31, 2021 and 2022, respectively)[1]	19	283,585	—	—
Series A Redeemable Convertible Preferred Shares (US$0.000005 par value, 29,184,844 and nil shares authorized, issued and outstanding as of December 31, 2021 and 2022; Redemption value of RMB1,429,313 and nil as of December 31, 2021 and 2022, respectively; Liquidation preference of RMB1,336,186 and nil as of December 31, 2021 and 2022, respectively)[1]	19	1,429,313	—	—
Series A+ Redeemable Convertible Preferred Shares (US$0.000005 par value, 29,361,157 and nil shares authorized, issued and outstanding as of December 31, 2021 and 2022; Redemption value of RMB1,386,671 and nil as of December 31, 2021 and 2022; Liquidation preference of RMB1,331,641 and nil as of December 31, 2021 and 2022, respectively)[1]	19	1,386,671	—	—
Series A++ Redeemable Convertible Preferred Shares (US$0.000005 par value, 8,546,916 and nil shares authorized, issued and outstanding as of December 31, 2021 and 2022; Redemption value of RMB475,413 and nil as of December 31, 2021 and 2022; Liquidation preference of RMB452,241 and nil as of December 31, 2021 and 2022, respectively)[1]	19	475,413	—	—
Series B Redeemable Convertible Preferred Shares (US$0.000005 par value, 17,615,165 and nil shares authorized, issued and outstanding as of December 31, 2021 and 2022; Redemption value of RMB1,117,317 and nil as of December 31, 2021 and 2022; Liquidation preference of RMB1,104,188 and nil as of December 31, 2021 and 2022, respectively)[1]	19	1,117,317	—	—
Subscription receivable from a Series B Redeemable Convertible Preferred Shareholder	19	(159,392)	—	—
Redeemable non-controlling interests	20(b)	30,500	—	—
Total mezzanine equity		4,563,407	—	—
SHAREHOLDERS’ DEFICIT
Ordinary Shares (US$0.000005 par values, 9,909,275,711 shares authorized as of December 31, 2021,231,237,692 shares issued and outstanding as of December 31, 2021 )[1]	21	7	—	—
Class A Ordinary Shares (US$0.000005 par value, 8,000,000,000 shares authorized as of December 31, 2022 and 288,434,474 shares issued and outstanding as of December 31, 2022)[1]	21	—	9	1
Class B Ordinary Shares (US$0.000005 par value, 1,000,000,000 shares authorized as of December 31, 2022 and 48,960,916 shares issued and outstanding as of December 31, 2022)[1]	21	—	1	—
Treasury Shares, at cost (5,010,420 and nil shares held as of December 31, 2021 and 2022, respectively)[1]	21	—	—	—
Additional paid-in capital		—	5,919,660	858,270
Accumulated deficit		(4,109,041)	(5,710,977)	(828,014)
Accumulated other comprehensive income (loss)		6,048	(385,886)	(55,948)
Total deficit attributable to ordinary shareholders		(4,102,986)	(177,193)	(25,691)
Non-redeemable non-controlling interests	20(a)	(5,734)	—	—
Total shareholders’ deficit		(4,108,720)	(177,193)	(25,691)
Liabilities, mezzanine equity and shareholders’ deficit		3,966,702	4,251,027	616,339

1Shares outstanding for all periods reflect the adjustment for Recapitalization.

The accompanying notes are an integral part of these consolidated financial statements.

ECARX HOLDINGS INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands, except share and per share data)

		Year ended December 31,
	Note	2020	2021	2022	2022
		RMB	RMB	RMB	US$
					Note 2(z)
Revenues	23
Sales of goods revenues (including related parties: RMB1,275,777, RMB1,466,340 and RMB1,663,356 for the years ended December 31, 2020, 2021 and 2022, respectively)		1,678,234	1,983,817	2,434,244	352,932
Software license revenues (including related parties: RMB18,168, RMB24,788 and RMB133,450 for the years ended December 31, 2020, 2021 and 2022, respectively)		71,297	261,265	404,469	58,642
Service revenues (including related parties: RMB444,709, RMB532,625 and RMB716,069 for the years ended December 31, 2020, 2021 and 2022, respectively)		491,532	533,981	718,424	104,162
Total revenues		2,241,063	2,779,063	3,557,137	515,736
Cost of goods sold (including related parties: RMB6,073, RMB220,062 and RMB508,810 for the years ended December 31, 2020, 2021 and 2022, respectively)		(1,524,744)	(1,749,188)	(1,971,125)	(285,786)
Cost of software licenses (including related parties: nil, nil and RMB21,700 for the years ended December 31, 2020, 2021 and 2022, respectively)		(27,926)	(32,164)	(126,807)	(18,385)
Cost of services (including related parties: nil, nil and RMB60,671 for the years ended December 31, 2020, 2021 and 2022, respectively)		(137,005)	(180,518)	(468,709)	(67,956)
Total cost of revenues		(1,689,675)	(1,961,870)	(2,566,641)	(372,127)
Gross profit		551,388	817,193	990,496	143,609
Research and development expenses (including related parties: RMB2,118, RMB21,069 and RMB60,687 for the years ended December 31, 2020, 2021 and 2022, respectively)		(706,018)	(1,209,385)	(1,210,871)	(175,560)
Selling and marketing expenses (including related parties: RMB192, nil and RMB96 for the years ended December 31, 2020, 2021 and 2022, respectively)		(60,643)	(82,827)	(86,597)	(12,555)
General and administrative expenses (including related parties: RMB2,447, RMB2,343 and RMB1,990 for the years ended December 31, 2020, 2021 and 2022, respectively)		(215,008)	(506,873)	(1,180,218)	(171,116)
Other income - related parties	28	-	-	22,846	3,312
Others, net		(200)	207	(1,939)	(281)
Total operating expenses		(981,869)	(1,798,878)	(2,456,779)	(356,200)
Loss from operation		(430,481)	(981,685)	(1,466,283)	(212,591)
Interest income (including related parties: nil, RMB717 and RMB9,069 for the years ended December 31, 2020, 2021 and 2022, respectively)		28,480	11,783	12,444	1,804
Interest expenses (including related parties: RMB872, RMB212 and RMB18,808 for the years ended December 31, 2020, 2021 and 2022, respectively)		(59,128)	(131,666)	(51,136)	(7,414)
Income (loss) from equity method investments		148	(2,519)	(137,391)	(19,920)
Change in fair value of an equity security	8	—	—	(16,843)	(2,442)
Gains on sale of an equity security	8	—	—	59,728	8,660
Gains on deconsolidation of a subsidiary	8	—	10,579	71,974	10,435
Change in fair value of warrant liabilities	13	(39,635)	(111,299)	(3,245)	(470)
Government grants		5,998	4,507	29,330	4,252
Foreign currency exchange gains (losses), net		54,842	18,315	(18,216)	(2,641)
Loss before income taxes		(439,776)	(1,181,985)	(1,519,638)	(220,327)
Income tax expense	24	(228)	(3,447)	(21,571)	(3,128)
Net loss		(440,004)	(1,185,432)	(1,541,209)	(223,455)
Net loss attributable to non-redeemable non-controlling interests		345	5,011	1,444	209
Net loss attributable to redeemable non-controlling interests		-	806	464	67
Net loss attributable to ECARX Holdings Inc.		(439,659)	(1,179,615)	(1,539,301)	(223,179)
Accretion of redeemable non-controlling interests		-	(1,306)	(714)	(104)
Net loss available to ECARX Holdings Inc.		(439,659)	(1,180,921)	(1,540,015)	(223,283)
Accretion of Redeemable Convertible Preferred Shares	19	(101,286)	(243,564)	(354,878)	(51,452)
Net loss available to ordinary shareholders		(540,945)	(1,424,485)	(1,894,893)	(274,735)
Loss per ordinary share[1]
— Basic and diluted loss per share, ordinary shares[1]	25	(2.27)	(6.02)	(7.92)	(1.15)
Weighted average number of ordinary shares used in computing loss per ordinary share[1]
— Weighted average number of ordinary shares[1]	25	238,591,421	236,691,093	239,296,386	239,296,386
Net loss		(440,004)	(1,185,432)	(1,541,209)	(223,455)
Other comprehensive income (loss):
Foreign currency translation adjustments, net of nil income taxes		1,497	4,551	(391,934)	(56,825)
Comprehensive loss		(438,507)	(1,180,881)	(1,933,143)	(280,280)
Comprehensive loss attributable to non-redeemable non-controlling interests		345	5,011	1,444	209
Comprehensive loss attributable to redeemable non-controlling interests		-	806	464	67
Comprehensive loss attributable to ordinary shareholders		(438,162)	(1,175,064)	(1,931,235)	(280,004)

1Shares outstanding for all periods reflect the adjustment for Recapitalization.

The accompanying notes are an integral part of these consolidated financial statements.

ECARX HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

(In thousands, except share and per share data)

								Total deficit
							Accumulated	attributable
	Ordinary Shares		Treasury Shares		Additional		other	to ordinary	Non-redeemable	Total
	Number of		Number of		paid-in	Accumulated	comprehensive	shareholders	non-controlling	shareholders’
	shares	Amount	shares	Amount	capital	deficit	income	of the Company	interests	deficit
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2020	200,000,000	7	—	—	255,288	(1,802,807)	—	(1,547,512)	11,852	(1,535,660)
Retroactive application of the recapitalization	38,591,421	—	—	—	—	—	—	—	—	—
Adjusted balance as of January 1, 2020	238,591,421	7	—	—	255,288	(1,802,807)	—	(1,547,512)	11,852	(1,535,660)
Net loss	—	—	—	—	—	(439,659)	—	(439,659)	(345)	(440,004)
Share-based compensation (Note 22)	—	—	—	—	11,410	—	—	11,410	—	11,410
Accretion of Redeemable Convertible Preferred Shares	—	—	—	—	(101,286)	—	—	(101,286)	—	(101,286)
Foreign currency translation adjustments, net of nil income taxes	—	—	—	—	—	—	1,497	1,497	—	1,497
Balance as of December 31, 2020	238,591,421	7	—	—	165,412	(2,242,466)	1,497	(2,075,550)	11,507	(2,064,043)
Net loss*	—	—	—	—	—	(1,179,615)	—	(1,179,615)	(5,011)	(1,184,626)
Share-based compensation (Note 22)	—	—	—	—	163,481	—	—	163,481	—	163,481
Re-designation of ordinary shares to Series A Preferred Shares (Note 19)	(2,343,309)	—	—	—	(81,208)	—	—	(81,208)	—	(81,208)
Deemed dividend in association with acquisition of an equity-method investment (Note 8)	—	—	—	—	—	(689,670)	—	(689,670)	—	(689,670)
Deconsolidation of a subsidiary (Note 20(a))	—	—	—	—	—	—	—	—	(14,335)	(14,335)
Accretion of redeemable non-controlling interests (Note 20(b))	—	—	—	—	—	(1,306)	—	(1,306)	—	(1,306)
Contribution from non-controlling shareholders (Note 20(a))	—	—	—	—	(105)	—	—	(105)	2,105	2,000
Repurchase of ordinary shares (Note 21)	(5,010,420)	—	5,010,420	—	—	—	—	—	—	—
Accretion of redeemable convertible preferred shares (Note 19)	—	—	—	—	(247,580)	4,016	—	(243,564)	—	(243,564)
Foreign currency translation adjustment, net of nil income taxes	—	—	—	—	—	—	4,551	4,551	—	4,551
Balance as of December 31, 2021	231,237,692	7	5,010,420	—	—	(4,109,041)	6,048	(4,102,986)	(5,734)	(4,108,720)
*	Excludes net loss attributable to redeemable non-controlling interests of RMB806 for the year ended December 31, 2021.
[1]	Shares outstanding for all periods reflect the adjustment for Recapitalization.

The accompanying notes are an integral part of these consolidated financial statements.

ECARX HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT (CONTINUED)

(In thousands, except share and per share data)

												Total deficit
											Accumulated	attributable
	Class A Ordinary Shares		Class B Ordinary Shares		Ordinary Shares		Treasury Shares		Additional		other	to ordinary	Non-redeemable	Total
	Number of		Number of		Number of		Number of		paid-in	Accumulated	comprehensive	shareholders	non-controlling	shareholders’
	Shares	Amount	shares	Amount	shares	Amount	shares	Amount	capital	deficit	income	of the Company	interests	deficit
		RMB		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2022	—	—	—	—	231,237,692	7	5,010,420	—	—	(4,109,041)	6,048	(4,102,986)	(5,734)	(4,108,720)
Net loss*	—	—	—	—	—	—	—	—	—	(1,539,301)	—	(1,539,301)	(1,444)	(1,540,745)
Accretion of redeemable non-controlling interests (Note 20)	—	—	—	—	—	—	—	—	—	(714)	—	(714)	—	(714)
Deconsolidation of a subsidiary (Note 20)	—	—	—	—	—	—	—	—	—	—	—	—	7,178	7,178
Share-based compensation (Note 22)	—	—	—	—	—	—	—	—	725,651	—	—	725,651	—	725,651
Accretion of redeemable convertible preferred shares (Note 19)	—	—	—	—	—	—	—	—	(354,878)	—	—	(354,878)	—	(354,878)
Reissuance of ordinary shares (Note 21)	—	—	—	—	5,010,420	—	(5,010,420)	—	—	—	—	—	—	—
Deemed distribution to shareholders in the VIE Restructuring (Note 1(d))	—	—	—	—	—	—	—	—	—	(61,921)	—	(61,921)	—	(61,921)
Re-designation of ordinary shares into Class A Ordinary Shares (Note 1(b))	193,216,446	6	—	—	(193,216,446)	(6)	—	—	—	—	—	—	—	—
Re-designation of ordinary shares into Class B Ordinary Shares (Note 1(b))	—	—	43,031,666	1	(43,031,666)	(1)	—	—	—	—	—	—	—	—
IPO cost capitalization (Note 1(b))	—	—	—	—	—	—	—	—	(270,539)	—	—	(270,539)	—	(270,539)
Conversion-Lotus convertible notes payable (Note 15)	1,052,632	—	—	—	—	—	—	—	69,600	—	—	69,600	—	69,600
Geely strategic investment (Note 1(b))	2,000,000	—	—	—	—	—	—	—	139,200	—	—	139,200	—	139,200
Luminar strategic investment (Note 1(b) and Note 8)	1,500,000	—	—	—	—	—	—	—	87,615	—	—	87,615	—	87,615
Conversion of Preferred Shares to Class A and Class B ordinary shares (Note 19)	84,795,039	3	5,929,250	—	—	—	—	—	5,492,746	—	—	5,492,749	—	5,492,749
Issuance of Class A Ordinary Shares and warrants to COVA shareholders and warrant holders	5,870,357	—	—	—	—	—	—	—	30,265	—	—	30,265	—	30,265
Foreign currency translation adjustment, net of nil income taxes	—	—	—	—	—	—	—	—	—	—	(391,934)	(391,934)	—	(391,934)
Balance as of December 31, 2022	288,434,474	9	48,960,916	1	—	—	—	—	5,919,660	(5,710,977)	(385,886)	(177,193)	—	(177,193)

*Excludes net loss attributable to redeemable non-controlling interests of RMB464 for the year ended December 31, 2022.

1Shares outstanding for all periods reflect the adjustment for Recapitalization.

The accompanying notes are an integral part of these consolidated financial statements.

ECARX HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands, except share and per share data)

	Year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
				Note 2(z)
Operating activities:
Net loss	(440,004)	(1,185,432)	(1,541,209)	(223,455)
Adjustments to reconcile net loss to net cash used in operating activities:
Allowance for doubtful accounts	360	—	6,887	999
Provision of prepayments and other current assets	—	3,245	(1,935)	(281)
Write-down of inventories	44,134	49,485	35,406	5,133
Share-based compensation	11,410	179,933	725,651	105,210
Depreciation and amortization	58,958	65,012	67,655	9,809
Reduction of carrying amount of right-of-use assets	—	—	38,059	5,518
(Income) loss from equity method investments	(148)	2,519	137,391	19,920
Gains on deconsolidation of a subsidiary	—	(10,579)	(71,974)	(10,435)
Gains on sale of an equity security	—	—	(59,728)	(8,660)
Change in fair value of an equity security	—	—	16,843	2,442
Amortization of debt issuance costs	55,351	99,923	—	—
Change in fair value of warrant liabilities	39,635	111,299	3,245	470
Loss on disposal of property, equipment and intangible assets	577	1,562	1,939	281
Unrealized exchange (gains) losses	(55,213)	(12,478)	1,857	269
Changes in operating assets and liabilities, net of effects of deconsolidation of subsidiaries and the VIEs:
Accounts receivable - third parties, net	499,485	(45,166)	(238,197)	(34,535)
Accounts receivable - related parties, net	(1,799)	(96,169)	283,389	41,088
Notes receivable	(3,991)	(19,406)	(7,732)	(1,121)
Inventories	(9,268)	(105,557)	56,358	8,171
Amounts due from related parties	(2,633)	(5,737)	(86,960)	(12,608)
Prepayments and other current assets	32,261	(110,035)	(222,715)	(32,291)
Accounts payable - third parties	(811,649)	18,699	374,227	54,258
Accounts payable - related parties	(21,235)	(218,143)	128,360	18,610
Notes payable	111,327	(144,529)	41,101	5,959
Contract liabilities - third parties	(2,391)	(4,565)	1,774	257
Contract liabilities - related parties	30,927	353,659	(237,287)	(34,403)
Amounts due to related parties	27,376	5,334	2,058	298
Accrued expenses and other current liabilities	69,834	186,032	160,584	23,282
Operating lease liabilities	—	—	(35,236)	(5,109)
Other non-current liabilities	(1,350)	8,769	14,424	2,091
Net cash used in operating activities	(368,046)	(872,325)	(405,765)	(58,833)

The accompanying notes are an integral part of these consolidated financial statements.

ECARX HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(In thousands, except share and per share data)

	Year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
				Note 2(y)
Investing activities:
Purchase of property, equipment and intangible assets	(69,114)	(78,863)	(127,777)	(18,526)
Proceeds from disposal of property, equipment and intangible assets	—	—	1,732	251
Cash paid for acquisition of equity investments	—	(1,345,637)	(79,442)	(11,518)
Cash disposed on deconsolidation of Hubei Dongjun	—	(8,360)	—	—
Cash disposed in deconsolidation of Suzhou Photon-Matrix	—	—	(22,643)	(3,283)
Cash reveived on deconsolidation of Hubei Dongjun	—	—	1,000	145
Financial support to an equity method investee	—	—	(28,500)	(4,132)
Loans to related parties	—	(28,850)	(57,260)	(8,302)
Cash collection of loans to related parties	—	—	29,360	4,257
Advances to a related party	(103,024)	(19,806)	—	—
Cash collection of advances to a related party	81,026	90,155	—	—
Net cash used in investing activities	(91,112)	(1,391,361)	(283,530)	(41,108)
Financing activities:
Proceeds from issuance of Series Angel Convertible Redeemable Preferred Shares	—	81,950	—	—
Proceeds from issuance of Series A Convertible Redeemable Preferred Shares	206,422	1,032,104	—	—
Payment for issuance cost of Series A Convertible Redeemable Preferred Shares	(8,500)	—	—	—
Refundable deposits in connection with the issuance of Series A Convertible Redeemable Preferred Shares	1,032,104	—	—	—
Repayment of refundable deposits in connection with the issuance of Series A Convertible Redeemable Preferred Shares	—	(1,032,104)	—	—
Proceeds from issuance of Series A+ Convertible Redeemable Preferred Shares	—	1,331,641	—	—
Payment for issuance cost of Series A+ Convertible Redeemable Preferred Shares	—	(10,000)	—	—
Proceeds from issuance of Series A++ Convertible Redeemable Preferred Shares	—	452,241	—	—
Proceeds from issuance of Series B Convertible Redeemable Preferred Shares	—	324,270	159,485	23,123
Refundable deposits received in connection with the issuance of Series A++ Convertible Redeemable Preferred Shares	—	461,849	—	—
Repayment of refundable deposits in connection with the issuance of Series A++ Convertible Redeemable Preferred Shares	—	(461,849)	—	—
Cash contributed by redeemable non-controlling shareholders	—	30,000	10,000	1,450
Cash contributed by non-redeemable non-controlling shareholders	—	2,000	—	—
Proceeds from short-term borrowings	76,000	947,000	1,270,000	184,133
Repayment of short-term borrowings	(167,900)	(91,000)	(1,332,000)	(193,122)
Proceeds from issuance of convertible notes	—	—	527,281	76,449
Payment for issuance costs of convertible notes	—	—	(2,938)	(426)
Borrowings from related parties	—	315,152	900,000	130,488
Repayment of borrowings from related parties	—	(65,152)	(1,020,000)	(147,886)
Repayment of long-term debt	—	(1,125,310)	—	—
Cash disposed in the Restructuring	—	—	(20,000)	(2,900)
Cash proceeds from COVA	—	—	43,724	6,339
Cash proceeds from Geely strategic investment	—	—	139,200	20,182
Cash paid for costs of the Merger	—	—	(136,985)	(19,861)
Net cash provided by financing activities	1,138,126	2,192,792	537,767	77,969
Effect of foreign currency exchange rate changes on cash and restricted cash	(10,023)	(32,019)	28,906	4,194
Net increase (decrease) in cash and restricted cash	668,945	(102,913)	(122,622)	(17,778)
Cash and restricted cash at the beginning of the year	334,931	1,003,876	900,963	130,627
Cash and restricted cash at the end of the year	1,003,876	900,963	778,341	112,849
Supplemental information:
Income tax paid	35	1,644	—	—
Interest paid	2,905	28,983	32,782	4,753
Non-cash investing and financing activities:
Payable for purchase of property, equipment and intangible assets	4,123	17,882	24,186	3,507
Re-designation of ordinary shares to Series A Preferred Shares (Note 19)	—	97,660	—	—
Issuance of Series B Convertible Redeemable Preferred Shares in connection with acquisition of an equity-method investment (Note 8)	—	620,703	—	—
Non-cash assets distributed to shareholders of the Company in the Restructuring (Note 1(d))	—	—	247,875	35,938
Payable for issuance cost of convertible notes payable	—	—	5,621	815
Amounts due from a related party for sale of Zenseact (Note 8)	—	—	763,192	110,652
Issuance of ordinary shares in exchange for an equity security (Note 8)	—	—	87,615	12,703
Payable for costs of the Merger		—	133,554	19,364
Conversion of Convertible Redeemable Preferred Shares to ordinary shares (Note 1(b) and Note 19)	—	—	5,492,749	796,374
Conversion of convertible notes payable to Class A Ordinary Shares	—	—	69,600	10,091

The accompanying notes are an integral part of these consolidated financial statements.

ECARX HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data, or otherwise noted)

1.Description of business and organization

(a)	Description of business

ECARX Holdings Inc. (“Ecarx” or the “Company’) was incorporated as an exempted company with limited liability in the Cayman Islands on November 12, 2019. The Company along with its subsidiaries, consolidated variable interest entity (“VIE”) and VIE’s subsidiaries is collectively referred to as “the Group”. The terms “we,” “our,” and “us” refer to the Group, unless the context indicates otherwise. Historically, we conducted our operations in China through such subsidiaries as well as through Hubei ECARX Technology Co., Ltd (“Hubei ECARX”), our former VIE based in mainland China. Since early 2022, we have been implementing the Restructuring, which is detailed below. Upon the consummation of the Restructuring, we do not have any VIE in China. We are a global mobility-tech company partnering with original equipment manufacturers (“OEM”s) to reshape the automotive landscape as the industry transitions to an all-electric future. As OEMs develop new vehicle platforms from the ground up, we are developing a full-stack solution - central computer, system on a chip (“SoC”) and software to help continuously improve the in-car user experience. Our products continue to shape the interaction between people and vehicles by rapidly advancing the technology at the heart of smart mobility. We are engaged in the sales of SOC core modules, automotive computing platform products, software stacks as well as the provision of research and development services primarily in the People’s Republic of China (“PRC”).

(b)	Merger and recapitalization

On December 20, 2022, (the “Closing Date”), the Company consummated its merger with COVA Acquisition Corp. (“COVA”) pursuant to a merger agreement dated May 26, 2022 (the “Merger Agreement”) by and among COVA, Ecarx, Ecarx Temp Limited, a wholly-owned subsidiary of Ecarx (“Merger Sub 1”), and Ecarx&Co Limited, a wholly-owned subsidiary of Ecarx ( “Merger Sub 2”). Pursuant to the Merger Agreement, (i) Merger Sub 1 was merged with and into COVA (the “First Merger”), with COVA surviving the First Merger as a wholly owned subsidiary of ECARX Holdings Inc. (such company, as the surviving entity of the First Merger, “Surviving Entity 1”), and (ii) immediately following the First Merger and as part of the same overall transaction as the First Merger, Surviving Entity 1 was merged with and into Merger Sub 2 (the “Second Merger,” and together with the First Merger, the “Mergers”), with Merger Sub 2 surviving the Second Merger as a wholly-owned subsidiary of ECARX Holdings Inc. (such company, as the surviving entity of the Second Merger, “Surviving Entity 2”) (collectively, the “Merger”).

On the Closing Date:

(i)	the amended and restated memorandum and articles of association the Company became effective;
(ii)	90,724,289 of the preferred shares of the Company that were issued and outstanding immediately prior to the First Effective Time (i.e. effective time of the First Merger) were re-designated and reclassified into one ordinary share of the Company on a one-for-one basis (the “Preferred Share Conversion”);
(iii)	immediately following the Preferred Share Conversion but immediately prior to the Recapitalization (as defined below), the authorized share capital of the Company was re-designated as follows (“Re-designation”):
(A)each of the issued and outstanding ordinary shares of the Company (other than the Co-Founder Shares, defined as all of the Ecarx shares held by Mr. Ziyu Shen and 20,520,820 Ecarx shares held by Mr. Eric Li (Shufu Li) immediately prior to the Re-designation) and each of 7,766,956,008 authorized but unissued ordinary shares of the Company was re-designated as one Class A Ordinary Share;
(B)each of the issued and outstanding Co-Founder Shares and each of the 958,958,360 authorized but unissued ordinary shares of the Company was re-designated as one Class B Ordinary Share; and
(C)1,000,000,000 authorized but unissued ordinary shares of the Company were re-designated as shares of par value of US$0.000005 each of such class or classes (however designated) as the board of directors of the Company may determine in accordance with the Amended Articles; and

ECARX HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data, or otherwise noted)

(iv)	Recapitalization
(A)each of the issued and outstanding ordinary shares of Ecarx immediately following the Re-designation was recapitalized by way of a repurchase in exchange for issuance of such number of Class A Ordinary Shares and Class B Ordinary Shares, in each case, equal to the Recapitalization Factor (as defined below) (i.e., one such Company Class A Ordinary Share or Company Class B Ordinary Share, as the case may be, multiplied by the Recapitalization Factor);
(B)each Ecarx restricted share unit and option issued and outstanding immediately prior to the Recapitalization was adjusted to give effect to the foregoing transactions, such that each Ecarx restricted share unit and option shall be exercisable for that number of Class A Ordinary Shares equal to the product of (a) the number of shares of the Company subject to such Ecarx restricted share unit and option immediately prior to the Recapitalization multiplied by (b) the Recapitalization Factor (such product rounded down to the nearest whole number), and the per share exercise price for each Class A Ordinary Share issuable upon exercise of the Ecarx restricted share unit and options, as adjusted, shall be equal to the quotient (rounded up to the nearest whole cent) obtained by dividing (y) the per share exercise price for each share of the Company subject to such Ecarx restricted share unit and option by (z) the Recapitalization Factor.

“Recapitalization Factor” is 1.19295710, representing the number resulting from dividing (i) US$3,400,000,000, being the pre-money equity value of Ecarx as agreed between Ecarx and COVA, by (ii) the product of (x) the Fully-Diluted Company Shares, and (y) US$10.00.

“Fully-Diluted Company Shares” means, without duplication, (a) the aggregate number of shares of ECARX Holdings Inc. (i) that are issued and outstanding immediately prior to the Re-designation and (ii) that are issuable upon the exercise of all ECARX Options and other equity securities of ECARX Holdings that are issued and outstanding immediately prior to the Re-designation (whether or not then vested or exercisable as applicable), minus (b) the shares of ECARX Holdings held by it or any subsidiary of ECARX Holdings Inc. (if applicable) as treasury shares.

On the Closing Date, the Company issued:

(i)	5,870,357 Class A Ordinary Shares to then holders of Class A ordinary shares of COVA, including 5,250,000 Class A Ordinary Shares issued to COVA Acquisition Sponsor LLC (the “Sponsor”);
(ii)	23,871,971 Warrants to then holders of COVA Public Warrants and COVA Private Warrants;
(iii)	282,564,117 Class A Ordinary Shares, consisted of (a) 2,000,000 Class A Ordinary Shares to Geely Investment Holding Ltd. and 1,500,000 Class A Ordinary Shares to Luminar Technologies, Inc. (collectively referred to as “Strategic Investors”), (b) 1,052,632 Class A Ordinary Shares issued to Lotus Technology Inc., the holder of the Note (defined in the Note 15), and (c) 84,795,039 Class A Ordianry Shares to then existing preferred shareholders and 193,216,446 Class A Ordianry Shares to then existing ordinary shareholders of the Company.
(iv)	48,960,916 Class B Ordinary Shares to the then existing shareholders of the Company.

Pursuant to the mergers above stated, COVA was considered as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the financial statements of Ecarx represented a continuation of its operations with the Merger treated as the equivalent of Ecarx issuing shares for the net assets of COVA, accompanied by a recapitalization. The net assets of Ecarx are stated at historical cost, with no goodwill or other intangible assets recorded. This determination was primarily based on the following:

●	Ecarx is the larger of the combining entities and is the operating company.
●	Ecarx will have control of the board as it will hold a majority of the seats on the board of directors with COVA only taking two seats on the board after the mergers.

ECARX HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data, or otherwise noted)

●	Ecarx’s senior management will be continuing as senior management of the combined company.
●	In addition, a larger portion of the voting rights in the combined entity will be held by existing Ecarx’s shareholders.

The equity structure has been recast in all comparative periods up to the Closing to reflect the number of the Company’s preferred shares and ordinary shares issued and outstanding in history. As such, the shares and corresponding capital amounts and earnings per share prior to the Merger have been retroactively recast.

The Class A Ordinary Shares and ECARX Public Warrants (defined in the Note 13) of the Company are listed on the Nasdaq Stock Market LLC, or “Nasdaq,” under the trading symbols “ECX” and “ECXWW,” respectively.

In connection with the Merger, we raised aggregared proceeds of US$38,870 (equivalent to RMB270,539), including (i) cash proceeds consisted of US$6,282 (equivalent to RMB43,724) in connection with the Merger, US$20,000 (equivalent to RMB139,200) from Geely Investment Holding Ltd. (referred to as “Geely strategic investment”) and (ii) US$12,588 (equivalent to RMB87,615) worth of shares from Luminar Technologies, Inc., a strategic investor (referred to as “Luminar strategic investment”, collectively referred to as “Strategic Investments”). We incurred transaction costs of US$42,122 (equivalent to RMB293,168). Any excess of these costs over the proceeds amounting to US$3,252 (equivalent to RMB22,629) were recorded in general and administrative expenses of the statement of comprehensive loss.

(c)Reorganization

The Group’s history began in March 2017 with the commencement of operation of Hubei ECARX and its subsidiaries. All of the equity interests of Hubei ECARX were beneficially held by Mr. Shufu Li, the founder and controlling shareholder of the Company, and Mr. Ziyu Shen, the co-founder, chairman of Board of Directors and chief executive officer of the Company.

The Company was incorporated in the Cayman Islands with authorized share capital of US$50 divided into 10,000,000,000 shares with a par value of US$0.000005 per share.

After the incorporation of the Company, the Group undertook a series of reorganization transactions described below (“the Reorganization”) to establish the Company as the parent company of the Group in preparation for its Initial Public Offering (“IPO”). In November 2019, ECARX Group Limited (“ECARX BVI”) and ECARX Technology Limited (“ECARX HK”) were established by the Company in the British Virgin Islands and Hong Kong respectively, as the intermediate holding companies within the Group. In December 2019, ECARX (Wuhan) Technology Co., Ltd. (“ECARX WH” or “WFOE”) was established in the PRC as a wholly owned subsidiary of ECARX HK. In January 2020, ECARX WH entered into a series of contractual agreements (collectively, the “VIE agreements”) with Hubei ECARX and its equity interest holders. Those arrangements effectively resulted in the Company, through ECARX WH, obtaining the controlling financial interest of Hubei ECARX. Hubei ECARX and its subsidiaries are collectively referred to as VIEs hereafter. On January 10, 2020, upon consummation of the Reorganization, the ownership structure of the Company was identical to the ownership structure of Hubei ECARX.

Since the shares and equity holding percentages were identical in the Company and Hubei ECARX, and the rights of each shareholder and equity interest holder were identical immediately before and after the Reorganization, the establishment of corporate structure of the Company was treated as a recapitalization of Hubei ECARX, and the Company is deemed as a continuation of Hubei ECARX. The Reorganization was accounted for in a manner similar to a pooling-of-interests method and these consolidated financial statements have been prepared as if the corporate structure of the Company had been in existence since the beginning of the periods presented.

ECARX HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data, or otherwise noted)

(d)	VIE Reorganization

Historically, the Company conducted its operation in China through its PRC consolidated subsidiaries as well as through the VIE and VIE’s subsidiaries based in China. Since early 2022, the Company implemented a series of transactions to restructure its organization and business operations (the “Restructuring”). In connection with the Restructuring, in April 2022, the Company, Hubei ECARX and shareholders of Hubei ECARX entered into a VIE Termination Agreement to terminate the VIE Agreements with immediate effect. In addition, ECARX (Hubei) Tech Co., Ltd. (“ECARX (Hubei) Tech”), a wholly-owned PRC subsidiary of the Company, and Hubei ECARX reached an agreement, pursuant to which:

●	All of the business and operations, excluding a contract on AI voice products signed by Hubei ECARX on March 5, 2020, and the working capital of Hubei ECARX of approximately RMB20,000, which are not subject to restrictions on the foreign investments, including the sales of automotive computing platforms, SoC core modules, automotive merchandise or other products, software licensing and the provision of automotive computing platform design and development service and other services of Hubei ECARX, and related assets and liabilities, contracts, intellectual properties and employees, were transferred from Hubei ECARX to ECARX (Hubei) Tech, at nil consideration.
●	Other business and operations, which include the above-mentioned contract entered into by Hubei ECARX on March 5, 2020 and the working capital of approximately RMB20,000 as well as the business and operations that are subject to the restrictions on foreign investments, including (i) map surveying and mapping qualification (referring to Grade A Surveying and Mapping Qualification of Navigation Electronic Map and Grade B Surveying and Mapping Qualification of Internet Map Service of Hubei ECARX), (ii) mapping activities (including relevant assets, contracts, intellectual property rights and employees), and (iii) ICP license, were retained by Hubei ECARX and spun off from the Group upon the completion of the Restructuring. The operating results of the remaining business operations in 2020 and 2021 were inconsequential.
●	In addition, the Group also spun off three equity method investments, primarily including the equity method investment in Suzhou Chenling Investment LLP (“Suzhou Chenling”) to Hubei ECARX.

The Company also temporarily transferred three of its equity method investments to two investment and consulting companies, including Hubei Dongjun Automotive Electronic Technology Co., Ltd (“Hubei Dongjun”) and Suzhou Photon-Matrix Optoelectronics Technology Co., Ltd (“Suzhou Photon-Matrix”). The three equity method investments were transferred out in April 2022 and transferred back to ECARX (Hubei) Tech, a wholly-owned subsidiary of the Company, before the consummation of the Restructuring. Since there was no substantial change in economic substance before and after the Restructuring to these equity interests and considering the short lapse of time between the equity interests having been transferred to third parties and the same being transferred back to the Company, the Company determined that there is no accounting impact as a result of such temporary transfers. Hubei Dongjun and Suzhou Photon-Matrix were deconsolidated in September 2021 and January 2022, respectively, before the temporary transfers, as a result of the Company’s loss of control of such entities. Therefore, the temporary transfers to the two investment and consulting companies that were returned to the Company did not include the equity interests that led to the deconsolidation of Hubei Dongjun and Suzhou Photon-Matrix.

Pursuant to the Restructuring, the following assets of Hubei ECARX were derecognized by the Group:

RMB
Assets
Cash	20,000
Long-term investments	211,908
Property and equipment, net	34,873
Intangible assets, net	1,094

In addition, the Group recognized amounts due from Hubei ECARX in the amount of RMB205,954, which represented the net present value of a loan provided by the Group in June 2021 to Hubei ECARX in the amount of RMB252,287. The loan is interest free and will be settled in cash no later than May 2026. The present value of the loan is discounted at an effective annual interest rate of 5%.

ECARX HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data, or otherwise noted)

The excess of the assets derecognized over the amounts due from the VIE in the amount of RMB61,921 was treated as deemed distribution to shareholders and recorded in accumulated deficit.

The Restructuring does not represent a strategic shift, nor will it have a major effect on the Group’s operations and financial results.

(e)	VIE

The Group operated all of its business in the PRC through Hubei ECARX, a limited liability company established under the laws of the PRC prior to the Restructuring in April 2022 as described in Note 1(d). The recognized and unrecognized revenue-producing assets of the VIE and VIE’s subsidiaries primarily consisted of property and equipment, internally developed software and intellectual property, patents and trademarks and other licenses necessary for the operation and assembled workforce.

The equity interests of Hubei ECARX were legally held by Mr. Shufu Li and Mr. Ziyu Shen, who acted as the nominee equity holders of Hubei ECARX on behalf of ECARX WH. A series of VIE agreements, including the Power of Attorney, the Exclusive Business Cooperation Agreement, the Exclusive Purchase Option Agreement, the Equity Interest Pledge Agreement and Spousal Consent, as amended, were entered among the VIE, the WFOE and the nominee equity holders of the VIE. Through the VIE Agreements, the nominee equity holders of the VIE had granted all their legal rights including voting rights and disposition rights of their equity interests in the VIE to the WFOE. The nominee equity holders of the VIE did not participate significantly in income and loss and did not have the power to direct the activities of the VIE that most significantly impact their economic performance. Accordingly, the VIE was considered a variable interest entity.

In accordance with Accounting Standards Codification (“ASC”) 810-10-25-38A, the Company, through the WFOE, had a controlling financial interest in the VIE because the WFOE had (i) the power to direct activities of the VIE that most significantly impact the economic performance of the VIE; and (ii) the right to receive benefits from the VIE that could potentially be significant to the VIE. Thus, the Company, through the WFOE, is the primary beneficiary of the VIE.

Under the terms of the VIE Agreements, the Company, through the WFOE, had (i) the right to receive economic benefits that could potentially be significant to the VIE in the form of service fees under the Exclusive Business Cooperation Agreement; (ii) the right to receive all dividends declared by the VIEs and the right to all undistributed earnings of the VIE under the Power of Attorney; (iii) the right to receive the residual benefits of the VIE through its exclusive option to acquire 100% of the equity interests and assets in the VIE, to the extent permitted under PRC law, under the Exclusive Purchase Option Agreement. Accordingly, the financial statements of the VIE were consolidated in the Company’s consolidated financial statements.

Under the terms of the VIE Agreements, the VIE’s nominee equity holders had no rights to the net assets nor had the obligations to fund the deficit, and such rights and obligations had been vested to the Company. All of the deficit (net liabilities) and net loss of the VIE were attributed to the Company.

The principal terms of the VIE Agreements are as follows:

Power of Attorney

Pursuant to the power of attorney agreement entered into among WFOE and each of the equity holders of VIE, the equity holders of VIE unconditionally and irrevocably appointed WFOE as their sole attorney-in-fact to exercise all equity holder rights, including, but not limited to, the right to convene and attend equity holders’ meeting, to exercise voting rights and sign any resolution and minutes of the meetings as a shareholder or director, the rights to sale, transfer, pledge or disposal of all or any part of the equity interests in VIE, to appoint the legal representative, director, supervisor and other senior management personnel, of VIE and to exercise all other equity holders’ rights stipulated by PRC laws and regulations and the articles of association of VIE. The powers of attorney will remain effective until such equity holders cease to be equity holders of the VIE.

ECARX HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data, or otherwise noted)

Exclusive Business Cooperation Agreement

Pursuant to the Exclusive Business Cooperation Agreement, WFOE has agreed to provide to the VIEs with comprehensive technical support, consulting services and other services, including but not limited to software licensing legally owned by WFOE; development, maintenance and update of software involved in VIEs’ business; design, installation, daily management, maintenance and updating of network system, hardware and database design; technical support and training for employees of VIEs; assisting VIEs in consultancy, collection and research of technology and market information; providing business management consultation, marketing and promotion services, customer order management, customer services, leasing of equipment or properties and other related services. The VIEs shall pay WFOE service fees determined by WFOE in its sole discretion. WFOE has the right to determine the level of service fees paid and therefore receives substantially all of the economic benefits of its VIEs in the form of service fees. WFOE, as appropriate, will exclusively own any intellectual property rights arising from the performance of these agreements. The aforementioned agreement will terminate automatically when WFOE terminates it by written notice.

Exclusive Purchase Option Agreements

Under the exclusive purchase option agreements, Mr. Shufu Li and Mr. Ziyu Shen granted WFOE or its designee an option to purchase their equity interest in VIE at RMB1.00 or a price equal to the minimum amount of consideration permitted by PRC law. Mr. Shufu Li and Mr. Ziyu Shen should remit to the VIE any amount that is paid by the WFOE or its designated person(s) in connection with the purchased equity interest. Mr. Shufu Li and Mr. Ziyu Shen also granted WFOE or its designee an option to purchase all or a portion of the assets of VIE for the minimum amount of consideration permitted by PRC law. Mr. Shufu Li and Mr. Ziyu Shen also agreed not to transfer or mortgage any equity interest in or dispose of or cause the management to dispose of any material assets of VIE without the prior written consent of WFOE. The Exclusive Purchase Option Agreement shall remain in effect until all of the equity interests in VIE have been acquired by WFOE or its designee.

Equity Interest Pledge Agreements

Under the Equity Interest Pledge Agreement, Mr. Shufu Li and Mr. Ziyu Shen pledged their respective equity interest in VIE to WFOE to secure obligations under the Power of Attorney, Exclusive Business Cooperation Agreement, and Exclusive Purchase Option Agreement. Mr. Shufu Li and Mr. Ziyu Shen further agreed not to transfer or pledge their equity interests in VIE without the prior written consent of WFOE. The Equity Interest Pledge Agreement will remain binding until the pledgers, Mr. Shufu Li and Mr. Ziyu Shen, as the case may be, discharge all of their obligations under the above-mentioned agreements. On January 10, 2020, the equity pledges under the Equity Interest Pledge Agreement were registered with competent PRC regulatory authority.

Spousal Consents

The spouses of Mr. Shufu Li and Mr. Ziyu Shen, have each signed a spousal consent. Under the spousal consent, the signing spouse unconditionally and irrevocably agreed that the equity interest in VIE which is held by and registered under the name of her spouse will be disposed of pursuant to the abovementioned Equity Interest Pledge Agreements, Exclusive Purchase Option Agreements, the Exclusive Business Cooperation Agreement and the Power of Attorney. Moreover, the spouse confirmed she has no rights, and will not assert in the future any right, over the equity interests in VIE held by her spouse. In addition, in the event that the spouse obtains any equity interest in VIE held by her spouse for any reason, she agrees to be bound by and sign any legal documents substantially similar to the contractual arrangements entered into by her spouse, as may be amended from time to time.

The Company relied on the VIE Agreements to operate and control VIEs. All of the VIE Agreements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements. In the event that the Company is unable to enforce these contractual arrangements, or if the Company suffers significant time delays or other obstacles in the process of enforcing these contractual arrangements, it would be difficult to exert effective control over VIEs, and the Company’s ability to conduct its business and the results of operations and financial condition may be materially and adversely affected.

ECARX HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data, or otherwise noted)

Based on the legal opinion obtained from the Company’s mainland PRC legal counsel, management is of the view that the above contractual arrangements were legally binding and enforceable and did not violate current mainland PRC laws and regulations. However, there were uncertainties regarding the interpretation and application of existing and future PRC laws and regulations. Accordingly, the Company could not be assured that PRC regulatory authorities would not ultimately take a contrary view to its opinion. If the Company’s corporate structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

●	revoking the business license and/or operating license of such entities;
●	placing restrictions on the operations or the Company’s right to collect revenues;
●	imposing fines, confiscating the income from the WFOE or VIEs, or imposing other requirements with which the Company or the VIEs may not be able to comply;
●	requiring the Company to restructure the ownership structure or operations, including terminating the contractual arrangements and deregistering equity pledges made by the equity holders of the VIEs, which in turn would affect the ability to consolidate, derive economic interests from, or exert effective control over the VIEs;
●	restricting or prohibiting the Company’s use of the proceeds of public offerings to finance the business and operations in China; or
●	taking other regulatory or enforcement actions that could be harmful to the business.

If the imposition of any of these penalties or requirement to restructure the Company’s corporate structure causes it to lose the rights to direct the activities of the VIEs or the Company’s right to receive its economic benefits, the Company would no longer be able to consolidate the financial results of the VIEs in its consolidated financial statements.

The Company’s involvement with the VIE under the VIE Agreements affected the Company’s consolidated financial position, results of operations and cash flows as indicated below.

Pursuant to the VIE Restructuring, the Group did not consolidate Hubei ECARX as of December 31, 2022.

ECARX HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data, or otherwise noted)

The following consolidated assets and liabilities information of the Group’s VIEs as of December 31, 2021, and consolidated revenues, net loss and cash flow information for the years then ended and for the period between January 1, 2022 and the completion of the Restructuring, have been included in the accompanying consolidated financial statements. All intercompany transactions and balances with the Company, and its wholly-owned subsidiaries, prior to the Restructuring, have been eliminated upon consolidation.

As of December 31,
2021
RMB
Current assets
Cash	642,293
Restricted cash(i)	23,004
Accounts receivable – third parties, net	184,546
Accounts receivable – related parties, net(ii)	813,364
Notes receivable(iii)	137,710
Inventories	223,319
Amounts due from related parties(iv)	42,604
Prepayments and other current assets	182,589
Total current assets	2,249,429
Non-current assets
Long-term investments	441,586
Property and equipment, net	94,387
Intangible assets, net	31,026
Other non-current assets – third parties	19,904
Other non-current assets – related parties	1,929
Total non-current assets	588,832
Total assets	2,838,261
Current liabilities
Short-term borrowings	932,000
Accounts payable – third parties	622,867
Accounts payable – related parties(ii)	159,528
Notes payable	127,304
Amounts due to related parties (iv)	2,452,787
Contract liabilities, current – third parties	2,685
Contract liabilities, current – related parties	363,285
Accrued expenses and other current liabilities	442,588
Total current liabilities	5,103,044
Non-current liabilities
Contract liabilities, non-current – third parties	317
Contract liabilities, non-current – related parties	472,749
Other non-current liabilities	16,292
Total non-current liabilities	489,358
Total liabilities	5,592,402
(i)	Restricted cash of RMB23,004 was pledged for notes payable.
(ii)	Accounts receivable — related parties, net, include amounts of RMB57,039 due from the Company and its subsidiaries, and accounts payable — related parties include RMB59,622 due to the Company and its subsidiaries, all of which are eliminated upon consolidation.
(iii)	Notes receivable of RMB110,550 was pledged for notes payable.
(iv)	Amounts due from related parties include RMB1,326 due from the Company and its subsidiaries; and amounts due to related parties include RMB2,143,777 due to the Company and its subsidiaries. All of the amounts are eliminated upon consolidation.

ECARX HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data, or otherwise noted)

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Revenues (v)	2,241,536	2,755,780	936,520
Net (loss) income (vi)	(495,741)	(1,106,865)	2,793,301
Net cash (used in) provided by operating activities (vii)	(312,311)	(817,989)	224,031
Net cash (used in) provided by investing activities	(91,112)	(436,280)	165,672
Net cash provided by (used in) financing activities (viii)	940,204	1,047,854	(1,055,000)
Net increase (decreased) in cash and restricted cash	536,781	(206,415)	(665,297)
Cash and restricted cash at the beginning of the year	334,931	871,712	665,297
Cash and restricted cash at the end of the year	871,712	665,297	—
(v)	For the years ended December 31, 2020, 2021 and 2022, revenues include RMB31,394, RMB26,290 and RMB265,452, respectively, from the Company and its subsidiaries, which are eliminated upon consolidation.
(vi)	For the years ended December 31, 2020, 2021 and 2022, net income (loss) includes RMB21,950, RMB(44,361) and RMB2,981,707, respectively, from the Company and its subsidiaries, which are eliminated upon consolidation.
(vii)	Net cash used in operating activities respectively includes RMB75,361, RMB33,405 and RMB228,428 generated from the Company and its subsidiaries for the years ended December 31, 2020, 2021 and 2022, which are eliminated upon consolidation.
(viii)	Net cash provided by financing activities respectively includes nil, RMB2,067,268 and RMB157,000 provided by the Company and its subsidiaries for the years ended December 31, 2020, 2021 and 2022, which are eliminated upon consolidation.

The Company considers that there are no assets in the VIEs that can be used only to settle obligations of the VIEs, except for restricted cash of RMB23,004, notes receivables of RMB110,550 that were pledged for notes payable, and paid-in-capital of RMB10,000 as of December 31, 2021. The creditors of VIEs do not have recourse to the general credit of the Company and its wholly-owned subsidiaries.

The unrecognized revenue-producing assets that are held by the VIEs consist of internally developed software and intellectual property, patents and trademarks and other licenses, which were not recorded on the Company’s consolidated balance sheets as they do not meet all the capitalization criteria.

2.	Summary of significant accounting policies
(a)	Basis of presentation

These consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

The consolidated financial statements are presented in Renminbi (“RMB”), rounded to the nearest thousand.

These consolidated financial statements have been prepared assuming the Company will continue as a going concern. The going concern assumption contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

Historically, the Group had relied principally on proceeds from the issuance of redeemable convertible preferred shares and bank borrowings to finance its operations and business expansion. Considering the planned merger and listing of its shares during the year ended December 31, 2022, the Company’s financing needs included non-routine expenditure coupled with the uncertainty around the Merger with COVA and listing of its shares. These factors cast substantial doubt over the Company’s ability to continue as a going concern at the end of the year ended December 31, 2021. This uncertainty was partially alleviated by consummation of the Merger and the financing transactions as referred to in Note 1(b).

ECARX HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data, or otherwise noted)

As of December 31, 2022, the Group had an accumulated deficit of RMB5,710,977 and its consolidated current liabilities exceeded current assets in the amount of RMB318,327. In addition, the Group recorded net cash used in operating activities in the amount of RMB405,765 for the year ended December 31, 2022.

The Group has evaluated plans to continue as a going concern which include receiving proceeds from the disposal of an equity security in the amount of US$115,000 in January 2023 and proceeds from a long-term related party loan in the amount of RMB300,000 in January 2023, which is due on June 30, 2024. On such basis, management concludes that there is no substantial doubt about the Group’s ability to continue as a going concern.

(b)	Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its wholly-owned subsidiaries. Prior to the completion of the VIE Reorganization, the consolidated financial statements also included the financial statements of the VIE in which the Company, through its WFOE, had a controlling financial interest, and the VIE’s subsidiaries. All intercompany transactions and balances among the Company, its subsidiaries and the VIEs have been eliminated upon consolidation. Noncontrolling interests are separately presented as a component of shareholders’ deficit in the consolidated financial statements.

(c)	Use of estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported period in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but not limited to, service period of connectivity services; allowance for doubtful accounts receivables, other non-current assets and amounts due from related parties; realizability of inventories; accrual for warranty obligations; useful lives and recoverability of property, equipment and intangible assets and right-of-use assets; recoverability of long-term investments; valuation allowance of deferred tax assets; fair values of share-based compensation awards, redeemable convertible preferred shares, warrant liabilities, and incremental borrowing rates of the Group’s leases. Changes in facts and circumstances may result in these estimates to be revised. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(d)	Cash and restricted cash

Cash consists of cash at bank. Restricted cash represents cash that cannot be withdrawn without the permission of third parties. The Group’s restricted cash are bank deposits pledged for notes payable.

(e)	Contract liabilities

The timing of revenue recognition, billings and cash collections result in accounts receivable and contract liabilities. The Group’s contract liabilities consist of advance payments from clients and billings in excess of revenues recognized. The Group classifies contract liabilities as current or noncurrent based on the timing of when the Group expects to recognize the revenues.

(f)Accounts receivable

Accounts receivable represent those receivables derived in the ordinary course of business when the Group has sold the products or provided services to its customers and when its right to consideration is unconditional (i.e., only the passage of time is required before payment is due). Accounts receivable are presented net of allowance for doubtful accounts. The Group maintains a general and specific allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. Accounts receivable balances with large creditworthy customers are reviewed by management individually for collectability. All other balances are reviewed on a pooled basis. A percentage of general allowance is applied to the balances of accounts receivable in each aging category, excluding those which are assessed individually for collectability. Management considers various factors, including historical loss experience, current market conditions, the financial condition of its debtors, any receivables in dispute, the aging of receivables and current payment patterns of its debtors, in establishing the required allowance.

ECARX HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data, or otherwise noted)

An allowance for doubtful accounts is recorded into general and administrative expenses. Accounts receivable which are deemed to be uncollectible are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Group does not have any off-balance-sheet credit exposure related to its customers.

(g)Notes receivable

Notes receivable are primarily bank acceptance notes issued by reputable financial institutions that entitle the Group to receive the full face value amount from the financial institutions at maturity, which is typically six months from the date of issuance. The Group accepts bank acceptance notes from customers for products sold or services performed in the ordinary course of business. Upon receipt of the bank acceptance notes, the Group’s accounts receivable from the customer is derecognized.

(h)Inventories

Inventories consist of raw materials, work-in-process, and finished goods, are accounted for using the first-in-first-out method and are valued at the lower of cost and net realizable value. Net realizable value is the estimated selling price of the inventory in the ordinary course of business less reasonably predictable costs of completion, disposal and transportation.

Cost of work-in-process and finished goods comprise primarily direct materials and manufacturing charges from outsourced factories. The Group identifies potentially slow-moving and obsolete inventories through physical counts, monitoring of inventories on hand and specific identification. The Group records inventory write-downs for excess or obsolete inventories based upon assumptions on current and future demand forecasts. If the inventory on hand is in excess of future demand forecast, the excess amounts are written off. Write-downs to inventory are recorded in the cost of revenues to reduce the carrying amount of any obsolete and excess inventories to their estimated net realizable value.

(i)Long-term investments

Equity method investments

The Group applies the equity method to account for equity interests in investees over which the Group has significant influence but does not own a majority equity interest or controls the investee otherwise.

Under the equity method of accounting, the Group’s share of the investees’ results of operations is reported as income (loss) from equity method investments in the consolidated statements of comprehensive loss. When the Group’s share of losses in the equity investee equals or exceeds its interest in the equity investee, the Group does not recognize further losses, unless the Group has incurred obligations or made payments or guarantees on behalf of the equity investee, or the Group holds other investments in the investee.

ECARX HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data, or otherwise noted)

The Group recognizes an impairment loss when there is a decline in value below the carrying value of the equity method investment that is considered to be other-than-temporary. The process of assessing and determining whether impairment on an investment is other-than-temporary requires a significant amount of judgment. To determine whether an impairment is other-than-temporary, management considers whether it has the ability and intent to hold the investment until recovery and whether evidence indicating the carrying value of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the decline in value and any change in value subsequent to the period end.

Equity securities

Equity investments without readily determinable fair values which do not qualify for net asset value per share (or its equivalent) practical expedient and over which the Group does not have the ability to exercise significant influence through the investments in common stock, are initially measured at cost under the measurement alternative. Subsequently, these equity investments are measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. All gains and losses on these investments, realized and unrealized, are recognized in the consolidated statements of comprehensive loss.

The Group makes a qualitative assessment considering impairment indicators to evaluate whether the equity investments without a readily determinable fair value is impaired at each reporting period and recognizes an impairment loss equal to the difference between the carrying value and fair value in earnings.

(j)	Property and equipment

Property and equipment are carried at cost less accumulated depreciation and impairment, if any.

Depreciation on property and equipment is calculated on the straight-line method over the estimated useful lives of the assets as below:

Category	Estimated useful life
Machinery and electronic equipment	3 – 10 years
Transportation vehicles	4 years
Office and other equipment	5 years
Leasehold improvement	Shorter of the lease term and the estimated useful lives of the assets

Construction in progress represents property and equipment under construction. Construction in progress is transferred to property and equipment and depreciation commences when an asset is ready for its intended use.

Gains or losses arising from the disposal of an item of property and equipment are determined based on the difference between the net disposal proceeds and the carrying amount of the item and are recognized in profit or loss on the date of disposal.

(k)	Intangible assets

Intangible assets primarily consist of purchased software, which are carried at cost less accumulated amortization and impairment, if any. Intangible assets are amortized using the straight-line method over the estimated useful lives of 3 years.

ECARX HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data, or otherwise noted)

(l)	Impairment of long-lived assets

Long-lived assets, including property and equipment, intangible assets, and right-of-use assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. If circumstances require a long-lived asset or asset group to be tested for possible impairment, the Group first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

(m)	Product warranties

The Group provides product warranties on all applicable products based on the contracts with its customers at the time of sale of products. The Group accrues a warranty reserve for the products sold, which includes the best estimate of projected costs to settle indemnity for claims under warranties. Factors that affect the Group’s warranty obligation include product defect rates and costs of repair or replacement. These factors are estimates that may change based on new information that becomes available each period. The portion of the warranty reserve expected to be incurred within the next 12 months is included within accrued expense and other current liabilities while the remaining balance is included within other non- current liabilities on the consolidated balance sheets. Warranty cost is recorded as a component of cost of goods sold in the consolidated statements of comprehensive loss. The Group reevaluates the adequacy of the warranty accrual on a regular basis.

The Group recognizes the benefit from a recovery of the costs associated with the warranty when specifics of the recovery have been agreed with the Group’s suppliers and the amount of the recovery is virtually certain.

(n)	Value added taxes

The Company’s PRC subsidiaries and VIEs are subject to value added tax (“VAT”) on its products and services, less any deductible VAT the Group has already paid or borne. They are also subject to surcharges on VAT payments in accordance with PRC law. VAT is not included in the revenue recognized for the Group. Revenue from sales of products and provision of services are generally subject to VAT at the rate of 6% to 13%, and subsequently paid to PRC tax authorities after netting input VAT on purchases.

The excess of output VAT over input VAT is reflected in accrued expenses and other current liabilities, and the excess of input VAT over output VAT is reflected in prepayments and other current assets in the consolidated balance sheets.

(o)Commitments and contingencies

In the normal course of business, the Group is subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others, government investigations, shareholder lawsuits, and non-income tax matters. An accrual for a loss contingency is recognized when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. If a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed.

ECARX HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data, or otherwise noted)

(p)	Fair value measurement

The Group measures certain assets and liabilities at fair value. Fair value is the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The fair value hierarchy is based on inputs to valuation techniques that are used to measure fair value that are either observable or unobservable. Observable inputs reflect assumptions market participants would use in pricing an asset or liability based on market data obtained from independent sources while unobservable inputs reflect a reporting entity’s pricing based upon their own market assumptions.

The fair value hierarchy consists of the following three levels:

Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — Includes other inputs that are directly or indirectly observable in the marketplace.

Level 3 — Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable.

Financial assets and liabilities of the Group primarily consist of cash, restricted cash, accounts receivables, amounts due from related parties, notes receivable, short-term borrowings, accounts payable, amounts due to related parties, notes payable and warrant liabilities, convertible notes, and other payables included in accrued expenses and other current liabilities. The Group measures warrant liabilities at fair value on a recurring basis using unobservable inputs and categorized in Level 3 of the fair value hierarchy. As of December 31, 2021 and 2022, the carrying values of other financial instruments approximate their fair values due to the short-term maturity of these instruments.

(q)	Revenue recognition

The Group accounts for revenue in accordance with Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers (“ASC 606”) since January 1, 2018. In accordance with ASC 606, the Group recognizes revenue upon the transfer of control of promised products or services to the Group’s customers, in the amount of consideration the Group expects to receive for those products or services (excluding VAT collected on behalf of government authorities).

The Group generates revenues from sales of goods, software license and services.

Sales of goods

Sales of goods include the following products:

a.	Automotive computing platform, which Tier 1 automotive suppliers or the Original Equipment Manufacturers (“OEM”) purchase from the Group and assemble on cars with infotainment head unit or digital cockpit;
b.	SoC core modules, where the Group sells standardized computing board, which integrates SoC with core integrated circuits and peripherals to Tier 1 automotive suppliers or the OEMs; and
c.	Automotive merchandise and other products, which are primarily basic electronic components such as resistor, capacitor and circuit board sold to automotive suppliers.

ECARX HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data, or otherwise noted)

The Group is mainly engaged by the related parties to manufacture and sell automotive computing platforms. The Group also generates revenue from the sales of SoC core modules, automotive merchandise and other products. Revenues are recognized when the automotive computing platform, SoC core modules, automotive merchandise or other products are accepted by the customers, which is the point in time that control of the product is transferred to the customers. The selling price, which is specified in the purchase orders, is fixed. The Group determines that it is the principal of the contract and recognizes revenue generated from sales of products on a gross basis as the Group has control of products before they are transferred to the customers. Unless a product was defective, the Group does not provide customers any right of product return.

Software license revenues

Software license revenues include revenues from the sales of software stack, which incorporates the service software framework to connect the application layer to the operating system layer of the overall cockpit system.

The Group generates revenues from licensing its software to its customers, which are Tier 1 automotive suppliers, in two types of contracts. Customers may subscribe to term licenses or purchase perpetual licenses, which provide customer with the same functionality but for different duration.

For subscription to licenses, the Group licenses its software to its customers for a fixed period. The customers then indicate their acceptance upon receiving the software by providing a written notice. For perpetual licenses, the Group does not license customers for a specific period and it is accepted by customer with an acceptance notice.

The Group’s software licenses have significant standalone functionality which is not expected to substantively change during the license term. The nature of the software is functional and a right to use the Group’s intellectual property according to ASC 606. Revenues related to the fixed period software licenses, is fixed and are recognized at a point in time upon customers’ acceptance which is when the control is transferred to the customer. Revenues related to perpetual licenses are recognised when subsequent sale occurs using the sales-based royalties guidance under ASC 606 as this type of software is invoiced based on the subsequent sale made by Tier 1 automotive suppliers to the OEMs after the software has been configured into Tier 1 supplier’s auto parts. The license does not have a renewal term. Post-contract customer support, which includes technical support and unspecified minor bug fixes, are provided to all customers. The post-contract customer support is not material and not accounted for as a distinct performance obligation.

Service revenues

The Group generates revenues by provision of the following services:

a.	Automotive computing platform design and development service;
b.	Connectivity service, which enables end-users of automobiles access internet; and,
c.	Other services, including technical consulting services provided to automotive companies. The performance obligations are satisfied, and revenues are recognised, at a point in time the customers accept the services, as the criteria for recognition of revenue over time are not met.

The Group provides design and development services on automotive computing platform for OEMs. The contracts for design and development services are separate from the contracts for manufacture of automotive computing platform because they are not entered into at or near the same time. The service contracts for design and development services are entered into with the customers near the end of the development process. The Group does not have any enforceable right to payment before the agreed deliverables are accepted by customers. Therefore, the Group recognizes revenue at a point in time when the agreed deliverables are accepted by customers.

ECARX HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data, or otherwise noted)

Starting from January 1, 2022, the Group entered into a number of contracts with OEMs upon the commencement of design and development services on automotive computing platform. After the fulfilment of the design and development services, the Group delivers customized deliverables to the OEMs.

For such contracts, the Group recognizes revenue at a point in time because (1) the customer does not receive benefits until the delivery of deliverables; (2) the Company does not create or enhance assets which the customer controls as the assets are created or enhanced; and (3) the Group does not have any enforceable rights to payment for performance completed to date before the deliverables are accepted by the customers.

Costs incurred to fulfill such service contracts which are not within the scope of other guidance are recognized as contract cost assets, as the costs relate directly to the service contracts that the Group can specifically identify. The costs are expected to be recovered and generate or enhance resources of the Group that will be used in satisfying performance obligations of design and development services for the OEMs in the future.

In the process of executing the service contracts, the Group recognizes an impairment loss of contract cost assets in the statement of comprehensive loss to the extent that the carrying amount of the assets exceeds:

a.	The amount of consideration that the Group expects to receive in the future and that the Group has received but not recognized as revenue, for providing the design and development services, less
b.	The costs that relate directly to providing those services and that have not been recognized as expenses.

The Group purchases data traffic from its suppliers and maintains a data pool to provide connectivity service to its related parties with the provision of data service packs. The connectivity service commences upon activation of the data service packs and remains effective with agreed standard connectivity speed (1) over the duration of ownership under the first registered owner of the automobiles or (2) over the shorter of (i) an agreed fixed period or (ii) the duration of ownership under the first registered owner. Therefore, the Group estimates the period when the data service pack is activated and recognizes revenue over the estimated period on a straight-line basis. The Group determines that it is the principal in providing such connectivity service, as it has control over the services, including negotiating arrangement details with customers, establishing prices for service packs sold, selecting data traffic suppliers and management of the data traffic pool to fulfil users’ needs.

(r)	Research and development expenses

Research and development expenses mainly consist of direct material cost, outsourced development expenses, payroll, share-based compensation related to research and development personnel, and expenses associated with the use of facilities and equipment by these functions, such as lease rental and depreciation. Research and development expenses are expensed as incurred.

(s)	Selling and marketing expenses

Selling and marketing expense mainly consists of payroll and share-based compensation related to the selling and marketing activities, advertising costs, rental, depreciation related to selling and marketing functions. Advertising costs are expensed as incurred. The advertising costs were RMB5,139, RMB13,674 and RMB11,800 for the years ended December 31, 2020, 2021 and 2022, respectively.

(t)	Government grants

Government grants are recognized when there is reasonable assurance that the Group will comply with the conditions attached to it and the grants will be received. Government grant with no future related costs is recognized as income in the Group’s consolidated statement of comprehensive loss when the grant becomes receivable.

ECARX HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data, or otherwise noted)

(u)	Income tax

Current income taxes are provided on the basis of income before income taxes for financial reporting purposes and adjusted for income and expense items which are not taxable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions.

Deferred income taxes are provided using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the tax consequences attributable to differences between carrying amounts of assets and liabilities in the financial statements and their respective tax bases, and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of comprehensive loss in the period that includes the enactment date.

A valuation allowance is provided to reduce the amount of deferred income tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred income tax assets will not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of futures profitability, the duration of statutory carryforward periods, the Group’s operating history and tax credit carryforwards, if any, not expiring.

The Group applies a “more-likely-than-not” recognition threshold in the evaluation of uncertain tax positions. The Group recognizes the benefit of a tax position in its consolidated financial statements if the tax position is “more-likely-than-not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more-likely-than-not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Unrecognized tax benefits may be affected by changes in interpretation of laws, rulings of tax authorities, tax audits, and expiry of statutory limitations. In addition, changes in facts, circumstances and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Accordingly, unrecognized tax benefits are periodically reviewed and re-assessed. Adjustments, if required, are recorded in the Group’s consolidated financial statements in the period in which the change that necessities the adjustments occur. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in certain circumstances, a tax appeal or litigation process. The Group records interest and penalties related to unrecognized tax benefits (if any) in interest expense and general and administrative expenses, respectively.

(v)	Share-based compensation

The Group measures the cost of employee and non-employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognizes the cost over the period the employee and non-employee is required to provide service in exchange for the award, which generally is the vesting period. For graded vesting awards with only service condition, the Group recognizes compensation cost on a straight-line basis over the requisite service period for the entire award, provided that the cumulative amount of compensation cost recognized at any date at least equals the portion of the grant-date value of such award that is vested at that date. For awards with performance conditions, compensation cost is recognized over the estimated vesting period if it is probable that the performance condition will be achieved.

The Group elects to recognize the effect of forfeitures in compensation costs when they occur. To the extent the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards is reversed.

ECARX HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data, or otherwise noted)

(w)	Employee benefits

The Company’s subsidiaries and the VIEs in the PRC participate in a government mandated, multi- employers, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. PRC labor laws require the entities incorporated in the PRC to pay to the local labor bureau a monthly contribution calculated at a stated contribution rate on the monthly basic compensation of qualified employees. The Group has no further commitments beyond its monthly contribution. Employee social benefits included as expenses in the accompanying consolidated statements of comprehensive loss amounted to RMB95,913, RMB165,935 and RMB184,004 for the years ended December 31, 2020, 2021 and 2022, respectively. In response to the COVID-19 pandemic, the PRC government has implemented relief policies to exempt or reduce enterprises’ payments to certain social benefits provided to employees during 2020. The amount of exemption and reduction for employee social benefits for the Company’s PRC subsidiaries, the VIE and VIE’s subsidiaries for the year ended December 31, 2020 was RMB22,473.

(x)	Leases

The Group leases premises for offices under non-cancellable operating leases. There are no capital improvement funding, lease concessions, escalated rent provisions or contingent rent in the lease agreements. The Group has no legal or contractual asset retirement obligations at the end of the lease term.

Right-of-use assets and lease liabilities are recognized upon lease commencement for operating leases based on the present value of lease payments over the lease term. As the rate implicit in the lease cannot be readily determined, the Group uses different incremental borrowing rates for subsidiaries in different countries at the lease commencement date in determining the present value of lease payments. The incremental borrowing rates were determined based on the rates of interest that each subsidiary would be expected to pay to borrow an amount equal to the lease payments on a collateralized basis over a similar term.

The Group has elected not to recognize right-of-use assets or lease liabilities for leases with an initial term of 12 months or less and recognizes a single lease cost on a straight-line basis over the lease term.

Prior to the adoption of ASC Topic 842, operating leases were not recognized on the balance sheet of the Group, but payments made for those leases were charged to the consolidated statements of comprehensive loss on a straight-line basis over the term of underlying lease.

(y)	Foreign currency

The Group uses RMB as its reporting currency. Functional currency of the entities consolidated within the Group is the currency of the primary economic environment in which the entity operates. Transactions denominated in currencies other than the functional currency are remeasured into the functional currency at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in a foreign currency are remeasured into the functional currency using the applicable exchange rate at the balance sheet date. The resulted exchange differences are recorded as foreign currency exchange gains (losses), net in the consolidated statements of comprehensive loss.

The assets and liabilities of the Company’s foreign subsidiaries whose functional currency is not the RMB are translated into RMB from functional currencies at the current exchange rates while revenues and expenses are translated from functional currencies at average exchange rates. Equity accounts other than earnings (deficits) generated in the current period are translated into at the appropriate historical rates. The resulting foreign currency translation adjustments are recorded as a component of other comprehensive loss in the consolidated statements of comprehensive loss, and the accumulated foreign currency translation adjustments are recorded as a component of accumulated other comprehensive income (loss) in the consolidated statements of changes in shareholders’ deficit.

ECARX HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data, or otherwise noted)

RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the PRC government, controls the conversion of RMB to foreign currencies. The value of RMB is subject to changes of central government policies and international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market.

(z)	Convenience translation

The United States dollar (“US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers. Translations of amounts from RMB into US$for the convenience of the reader were calculated at the rate of US$1.00=RMB 6.8972, the certified noon buying rate set forth in the H.10 statistical release of the Federal Reserve Board on December 30, 2022. No representation is made that the RMB amounts could have been, or could be, converted into US$at that rate on December 31, 2022, or at any other rate.

(aa)Loss per share

Basic loss per share is computed by dividing net loss attributable to ordinary shareholders, taking into consideration the accretions to redemption value of redeemable convertible preferred shares, by the weighted average number of ordinary shares outstanding during the periods presented using the two-class method. Under the two-class method, any net income is allocated between ordinary shares and other participating securities based on their participating rights. ECARX Warrants (defined in the Note 13) are not participating securities, as they are not entitled to participating rights until exercised; Government Warrants (defined in the Note 13) and redeemable convertible preferred shares are participating securities, as they participate in undistributed earnings on an if-converted basis. A net loss is not allocated to participating securities when the participating securities do not have contractual obligations to share losses.

Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of shares issuable upon the conversion of the redeemable convertible preferred shares and convertible notes, using the if-converted method, and ordinary shares issuable upon the exercise of warrants and share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such share would be anti-dilutive.

(bb) Segment reporting

The Group uses the management approach in determining its operating segments. The Group’s chief operating decision maker has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. For the purpose of internal reporting and management’s operation review, the Group’s chief executive officer does not segregate the Group’s business by product or service. Management has determined that the Group has one operating segment, which is automotive intelligence and networking segment.

The Group’s long-lived assets are substantially all located in the PRC and substantially all the Group’s revenues are derived from within the PRC, therefore, no geographical information is presented.

(cc) Statutory reserves

In accordance with the PRC Company Law, the paid-in capitals of the PRC subsidiaries and VIEs are not allowed to be transferred to the Company by way of cash dividends, loans or advances, nor can they be distributed except in the event of a liquidation.

ECARX HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data, or otherwise noted)

In addition, in accordance with the PRC Company Law, the Group’s PRC subsidiaries and VIEs must make appropriations from their after-tax profits as determined under the generally accepted accounting principles in the PRC (“PRC GAAP”) to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the after-tax profits after offsetting any prior year losses as determined under PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the PRC companies. Appropriation to the discretionary surplus fund is made at the discretion of the PRC companies.

The statutory surplus fund and discretionary surplus fund are restricted for use. They may only be applied to offset losses or increase the registered capital of the respective companies. These reserves are not allowed to be transferred to the Company by way of cash dividends, loans or advances, nor can they be distributed except in the event of a liquidation.

During the year ended December 31, 2020, the profit appropriation to statutory surplus fund for the Group’s entities incorporated in the PRC was RMB248. As of December 31, 2020, the balance of such statutory surplus fund amounted to RMB282. The Group disposed of a PRC subsidiary in September 2021 (see Note 8). No appropriation to statutory surplus fund was made during the years ended December 31, 2021 and 2022. The balance of the statutory surplus was nil as of December 31, 2021 and 2022.

No appropriation to the discretionary surplus fund was made by the Group’s PRC subsidiaries and VIEs.

(dd) Recently adopted accounting pronouncements

The Group early adopted ASU 2020-06, Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815 – 40) from January 1, 2021. This guidance simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity. ASU 2020-06 is effective for public companies for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. For all other entities, it is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Group early adopted ASU 2020-06 on January 1, 2021. The adoption of ASU 2020-06 did not have a material impact on the Group’s consolidated financial statements for the fiscal year ended December 31, 2021.

The Group adopted ASC Topic 842, Leases, as of January 1, 2022, using an effective date method following the modified retrospective transition approach for leases that existed on January 1, 2022, and has not recast the comparative periods presented in these consolidated financial statements. The adoption of ASC 842 did not have any impact to the accumulated deficit of the Group as of January 1, 2022. See footnote 17 for further information.

(ee) New accounting pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. The new standard requires the measurement and recognition of expected credit losses using the current expected credit loss model for financial assets held at amortized cost, which includes the Company’s accounts receivable, notes receivable, contract assets, amounts due from related parties and non-current assets. It replaces the existing incurred loss impairment model with an expected loss methodology. The recorded credit losses are adjusted each period for changes in expected lifetime credit losses. The standard requires a cumulative effect adjustment to the consolidated balance sheet as of the beginning of the first reporting period in which the guidance is effective. ASC 326, Financial Instruments — Credit Losses is effective for public companies for annual reporting periods, and interim periods within those years beginning after December 15, 2019. For all other entities, it is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The standard is effective for the Group from January 1, 2023. The Group is in the process determining the impact of the adoption of this standard on its consolidated financial statements.

ECARX HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data, or otherwise noted)

3.	Cash and restricted cash

A reconciliation of cash and restricted cash in the consolidated balance sheets to the amounts in the consolidated statement of cash flows is as follows:

	As of December 31,
	2021	2022
	RMB	RMB
Cash at bank	877,959	737,384
Restricted cash	23,004	40,957
Cash and restricted cash shown in the consolidated statements of cash flows	900,963	778,341

Cash and restricted cash are deposited in financial institutions at the locations noted below:

	As of December 31,
	2021	2022
	RMB	RMB
Financial institutions in the mainland of the PRC
– Denominated in RMB	667,686	472,471
– Denominated in US$	182,141	258,475
Total cash balances held in the mainland of the PRC	849,827	730,946
Financial institutions in Hong Kong
– Denominated in US$	—	9,402
– Denominated in Hong Kong dollars (“HKD”)	—	14
Total cash balances held in Hong Kong	—	9,416
Financial institutions in Sweden
– Denominated in Swedish Krona (“SEK”)	28,986	14,473
– Denominated in US$	—	555
Total cash balances held in Sweden	28,986	15,028
Financial institutions in the United Kingdom
– Denominated in Great Britain Pounds (“GBP”)	22,150	22,934
Total cash balances held in the United Kingdom	22,150	22,934
Financial institutions in the United States
– Denominated in US$	—	17
Total cash balances held in the United States	—	17
Total cash balances held at financial institutions in RMB	900,963	778,341

As of December 31, 2021 and 2022, the Group’s restricted cash of RMB23,004 and RMB40,957 were pledged for notes payable.

4.	Accounts receivable, net

Accounts receivable, net consisted of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Accounts receivable – third parties	184,546	422,743
Less: Allowance for doubtful accounts, third parties	—	(4,521)
Accounts receivable – third parties, net	184,546	418,222

ECARX HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data, or otherwise noted)

Accounts receivable – related parties	768,747	485,358
Less: Allowance for doubtful accounts	—	(2,366)
Accounts receivable – related parties, net	768,747	482,992

The movement of the allowance for doubtful accounts receivables is as follows:

	As of December 31,
	2020	2021	2022
	RMB	RMB	RMB
Balance at the beginning of the year	—	—	—
Additions	360	—	6,887
Write-off	(360)	—	—
Balance at the end of the year	—	—	6,887

5.	Notes receivable

The Group collects notes receivable from its customers for sales of automotive computing platform, SoC Core Modules and other products. Notes receivable as of December 2021 and 2022 are bank acceptance notes, among which, RMB110,550 and RMB25,034, respectively, are pledged as collateral to secure the Group’s liability for notes payable issued by China Merchants Bank and China Industrial Bank. The notes payables are used for settlement between the Group and its suppliers on the purchase of raw materials and other inventories.

6.	Inventories

Inventories consisted of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Raw material	117,845	61,406
Work-in-process	2,690	2,999
Finished goods	102,784	67,150
Total	223,319	131,555

The Group recorded inventory write-down of RMB44,134, RMB49,485 and RMB35,406 for the years ended December 31, 2020, 2021 and 2022, respectively.

7.Prepayments and other current assets

Prepayments and other current assets consisted of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Prepayments to suppliers	174,860	201,865
Contract cost assets	—	192,848
Prepaid rental and deposits	5,256	—
Deferred offering costs	5,719	—
Others	14,240	18,221
Prepayments and other current assets	200,075	412,934

ECARX HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data, or otherwise noted)

As of December 31, 2021, deferred offering costs consisted of legal expenses incurred through the balance sheet date that were directly related to the IPO. Such costs were deferred until the listing of the Company’s shares, at which time the deferred costs are offset against the offering proceeds.

A provision for RMB3,245 and RMB1,310 was made for prepayments and other current assets as of December 31, 2021 and 2022, respectively.

8.	Long-term investments

	As of December 31,
	2021	2022
	RMB	RMB
Equity method investments	678,225	420,445
Equity securities	675,824	69,319
Total long-term investments	1,354,049	489,764

Equity method investments

As of December 31, 2020, the Group had a number of equity method investments, which were individually and in aggregate immaterial to the Group’s financial condition or results of operations.

The Group made several equity method investments during the years ended December 2021 and 2022, which included:

●	On April 28, 2021, Hubei ECARX entered into an investment agreement with a related party, Zhejiang Geely Holding Group (“Geely Group”), to establish an investee, JICA Intelligent Robotics Co., Ltd. (“JICA Intelligent”) in the PRC, in which the Group owns 50% equity interest. The Group contributed RMB200,000 in cash to the investment.
●	In May 2021, Hubei ECARX entered into a limited partnership agreement to subscribe 9.416% equity interest of Suzhou Chenling, a private equity fund which is focused on new energy and biotechnology industries, with the cash consideration of RMB200,000. The Group accounted for the investment in the limited partnership as equity method investment, as its investment is not deemed so minor that it can exert virtually no influence on the investee.
●	In July 2021, ECARX HK entered into an investment agreement with Volvo Car Corporation (“Volvo Cars”), a related party, to establish a joint venture, HaleyTek AB, with cash consideration of SEK360,000 (equivalent to RMB269,813), in which the Group owns 40% equity interest. In December 2022, Volvo Cars and ECARX HK made additional investments in cash of SEK25,620 (equivalent to RMB17,478) and SEK17,080 (equivalent to RMB11,652), respectively, to HaleyTeK AB. The investments were made in proportion to their equity interests of 60% and 40%.
●	On July 26, 2021, the Group acquired 34.61% equity interest of SiEngine Technology Co., Ltd. (“SiEngine”) from the controlling shareholder of the Company, at the cash consideration of US$10,600 (equivalent to RMB68,967) plus the issuance of 9,882,082 Series B Redeemable Convertible Preferred Shares at the issuance price of US$9.70 per share valuing US$95,800 (equivalent to RMB620,703). The Group initially recognized the investment at the carrying amount of the Company’s controlling shareholder, which was nil, as a transaction between companies under common control. The excess of consideration over the carrying amount of the equity investment was recorded as a deemed dividend in the amount of RMB689,670 to the controlling shareholder.
●	On September 1, 2021, the Group sold 2% equity interest of a PRC subsidiary, Hubei Dongjun, at the cash consideration of RMB1,000. As a result of the transaction, the Group’s equity interest in the subsidiary decreased from 51% to 49% and the Group lost control over the subsidiary. On the date when the Group lost control in the subsidiary, the Group remeasured its retained equity interest at fair value of RMB24,500 and recorded a gain of RMB10,579 on deconsolidation. The Group accounts for the retained interest as an equity method investment.

ECARX HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data, or otherwise noted)

●	In January 2022, Suzhou Photon-Matrix, a majority-owned subsidiary of the Group, entered into financing agreements with third party investors, pursuant to which these investors contributed, in aggregate, RMB10,000 in cash in exchange for 3.45% of equity interests of Suzhou Photon-Matrix. As a result of the transaction, the Group’s equity interest in the subsidiary decreased from 50.92% to 49.17%, and the Group lost control in Suzhou Photon-Matrix. On the date the Group lost control in the subsidiary, the Group remeasured its retained equity interest in Suzhou Photon-Matrix at fair value of RMB64,000 using the backsolve method, a market approach. A gain of RMB71,974 was recorded on deconsolidation which was calculated as follows. The Group retains significant influence over the investment and accounts for it as an equity method investment.

Year Ended December 31,
2022
RMB
Fair value of the consideration received	—
Add: Fair value of retained equity interest in Suzhou Photon-Matrix	64,000
Add: Carrying amount of redeemable noncontrolling interest	40,750
Less: Carrying amount of non-redeemable noncontrolling interest	(7,178)
Less: Carrying amount of Suzhou Photon-Matrix’s net assets	(25,598)
Gains on deconsolidation of Suzhou Photon-Matrix	71,974

●	In February and March 2022, the Group provided cash in the amount of RMB28,500 to an equity method investment, Anhui Xinzhi Technology Co., Ltd. (“Anhui Xinzhi”) as financial support. The investment was derecognized as part of the Restructuring. Since then, Anhui Xinzhi has been a related party of the Group, which is disclosed in the Note 28.

In April 2022, as part of the Restructuring, the Group spun off three equity method investments, including the equity method investment in Suzhou Chenling to Hubei ECARX. See Note 1(d).

Summary combined financial information for the investee companies as of and for the years ended December 31, 2021 and 2022 is as follows:

	As of December 31,
	2021	2022
	RMB	RMB
Financial position:
Current assets	1,464,896	1,924,404
Non-current assets	1,259,714	1,044,375
Total assets	2,724,610	2,968,779
Current liabilities	675,927	1,411,045
Non-current liabilities	956,934	1,069,822
Total liabilities	1,632,861	2,480,867
Shareholders’ equity	1,091,749	487,912
Total liabilities and shareholders’ deficit	2,724,610	2,968,779

	Year ended December 31,
	2021	2022
	RMB	RMB
Results of operations:
Total revenues	711,800	1,141,490
Loss from operation	(500,388)	(804,411)
Net loss	(389,593)	(772,328)

Management evaluated whether there was other-than-temporary impairment based on the facts, including recent financing activities, projected and historical financial performance of the investees. No impairment loss was recognized for the years ended December 31, 2020, 2021 and 2022.

ECARX HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data, or otherwise noted)

Equity securities

On July 1, 2021, the Group subscribed 8,834 newly issued common shares of Zenseact AB (“Zenseact”), representing 15% equity interest of Zenseact, at the cash consideration of US$106,000 (equivalent to RMB675,824). Zenseact is a private-owned entity and a related party of the Group.

As of December 31, 2021, the Group held 8,834 common shares of Zenseact, representing 15% equity interest of the investee. Zenseact is a private-owned entity and a related party of the Group. The investment was accounted for as an equity security without a readily determinable fair value and measured at cost less any impairments.

In April 2022, Volvo Cars, the controlling interest holder of Zenseact, made capital contribution of SEK800,000 to Zenseact to obtain 6,447 newly issued common shares. As a result of the transaction, the Group’s equity interest in Zenseact decreased to 13.5%. The Group evaluated its investment’s carrying amount based on the observable price, and recognized a gain of US$5,297 (equivalent to RMB35,153). In December 2022, the Group disposed of its investment in Zenseact for a consideration of US$115,000 (equivalent to RMB763,192) at a gain of US$3,703 (equivalent to RMB24,575); the cash consideration of US$115,000 was received in January 2023.

In May 2022, the Group entered into strategic investment agreements with Luminar Technologies, Inc., (“Luminar”) a Delaware corporation. Pursuant to the strategic investment agreement, Luminar was to fulfil the agreement obligation by electing on its sole discretion to (1) pay cash in the amount of US$15,000 to the Group, or (2) issue shares to the Group in the number equal to the quotient of US$15,000 divided by the volume-weighted average price of Luminar’s shares listed on Nasdaq for twenty (20) consecutive trading days immediately preceding the closing date of the Group’s merger with COVA, at the par value of US$0.0001 per share, provided that no fractional shares will be issued, upon the completion of the Group’s mergers with COVA. Pursuant to this agreement, upon the Group’s Merger with COVA, Luminar settled its obligation by issuing 2,030,374 shares to the Company worth US$12,588. The fair value of these shares decreased to US$10,050 as at December 31, 2022. The fair value change of US$2,538 (equivalent to RMB16,843) was recorded in the consoldiated statements of comprehensive loss.

No impairment loss was recognized for the years ended December 31, 2020, 2021 and 2022.

9.	Property and equipment, net

Property and equipment, net, consisted of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Machinery and electronic equipment	158,849	170,536
Transportation vehicles	7,600	1,002
Office and other equipment	7,219	13,675
Leasehold improvements	39,166	31,496
Construction in progress	5,994	—
Property and equipment	218,828	216,709
Less: accumulated depreciation	(115,672)	(98,260)
Property and equipment, net	103,156	118,449

ECARX HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data, or otherwise noted)

Depreciation on property and equipment was allocated as follows:

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Cost of revenues	1,684	1,401	1,022
Selling and marketing expenses	355	290	727
General and administrative expenses	23,148	26,530	27,433
Research and development expenses	13,293	14,916	15,905
Total depreciation	38,480	43,137	45,087

10. Intangible assets, net

Intangible assets, net consisted of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Software	69,732	93,861
Less: accumulated amortization	(38,706)	(57,172)
Intangible assets, net	31,026	36,689

Amortization of intangible assets was allocated as follows:

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Cost of revenues	96	77	—
Selling and marketing expenses	1,027	876	257
General and administrative expenses	2,535	5,845	9,590
Research and development expenses	16,820	15,077	12,721
Total amortization	20,478	21,875	22,568

The estimated amortization for existing intangible assets in each of the next five years is RMB20,202, RMB11,356, RMB5,131, nil and nil, respectively.

11.	Short-term borrowings

Short-term borrowings consisted of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Unsecured bank loans	932,000	870,000

As of December 31, 2021, the Group’s short-term borrowings bear an interest rate of 4.00% per annum. As of December 31, 2022, the Group’s short-term borrowings bear interest rates of 4.30%, 4.35% and 4.38% per annum. As of December 31, 2021 and 2022, the Group had a total line of credit in the amount of RMB1,000,000 and RMB1,110,000, of which the unused portion was RMB172,696 and RMB140,000, respectively.

Short-term borrowings of nil and RMB870,000 as of December 31, 2021 and 2022, respectively, were guaranteed by Hubei ECARX, which is a related party of the Group after the Restructuring as disclosed in the Note 1(d).

ECARX HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data, or otherwise noted)

12.Contract liabilities

Contract liabilities consisted of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Current liabilities – third parties	2,685	4,706
Current liabilities – related parties	363,285	316,667
Non-current liabilities – third parties	317	70
Non-current liabilities – related parties	472,749	282,080
Contract liabilities, current and non-current	839,036	603,523

Contract liabilities primarily relate to upfront non-refundable payments from the Group’s customers for purchase of connectivity services and automotive computing platform products in advance of transfer of control of the products and services under the contract. Amounts that are expected to be recognized as revenues within one-year are included as current contract liabilities with the remaining balance recognized as non-current contract liabilities.

The amount of revenue recognized that was included in the contract liabilities balance at the beginning of the year was RMB163,225, RMB159,371 and RMB364,004 for the years ended December 31, 2020, 2021 and 2022, respectively.

As of December 31, 2021 and 2022, the aggregated amounts of the transaction price allocated to the remaining performance obligation under the Group’s existing contracts is RMB839,036 and RMB603,523, respectively.

As of December 31, 2022, revenue expected to be recognized in the future related to the unsatisfied performance obligations is as follows:

Year ending December 31,	Amount
2023	321,373
2024	148,155
2025	96,651
2026	36,835
2027	322
2028	187

The Group has elected the practical expedient not to disclose the information about remaining performance obligations which are part of contracts that have an original duration of one year or less.

13.Warrant liabilities

Government Warrants

In April 2017, Hubei ECARX entered into an investment arrangement with a government fund (“Government Warrants”). The arrangement, as subsequently amended, entitled Hubei ECARX to borrow interest-free loans in an aggregate amount of RMB1,125,310 over a three-year drawdown period. In conjunction with the arrangement, ECARX issued warrants to the government fund, which entitled the government fund to purchase 2% of total equity interests of Hubei ECARX at the time of exercise in the total consideration of RMB81,950. The warrants were exercisable from the date of issuance of the loan facility to the maturity date of the last tranche of the drawdown of the loan.

Since the number of shares to be issued upon the exercise of the Government Warrants cannot be determined until the exercise date, the settlement provision of the Government Warrants did not meet the fixed-for-fixed requirement; therefore, the warrants were classified as a liability measured at fair value with all changes recognized in the statement of comprehensive loss.

ECARX HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data, or otherwise noted)

The warrants are remeasured utilizing the Black-Scholes Option Pricing Model as of December 31, 2020 with the following key assumptions:

	As of December 31,
	2020
Risk-free rate of return (%)	3.34%
Volatility	46.85%
Expected dividend yield	0.0%
Expected term	3.6	years
Fair value of the underlying ordinary shares	RMB31.34

The risk-free rate of return was based on China Government Bond for the expected remaining life of the warrant liabilities. The expected volatility was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the expected term of the warrant liabilities. Expected dividend yield is zero as the Company does not anticipate any dividend payments in the foreseeable future. Expected term to exercise the warrant liabilities is up to July 2024. The fair value of the Company’s ordinary shares was estimated by management involving assumptions including discount rate, risk free interest rate and subjective judgments regarding projected financial and operating results, its unique business risks, the liquidity and operating history and prospects.

Upon settlement in 2021, the backsolve method, a market approach, was utilized in estimating the Company’s equity value with reference to the Company’s equity transactions close to the settlement. Based on the estimated equity value, the option-pricing method was applied in equity allocation in determining the fair value of warrant liabilities, which involved a number of complex variables and subjective judgements not be observable in the market.

The warrant liability is measured at fair value using unobservable inputs and categorized in Level 3 of the fair value hierarchy. The tables below reflect the movement of the warrant liability for the years ended December 31, 2020 and 2021:

			Change in
			fair value
	January 1,		included	Foreign exchange		December 31,
	2020	Addition	in losses	translation	Settlement	2020
	RMB	RMB	RMB	RMB	RMB	RMB
Liabilities
Warrant liabilities	40,635	—	39,635	—	—	80,270

			Change in
			fair value
	January 1,		included	Foreign exchange	Settlement	December 31,
	2021	Addition	in losses	translation	(See Note 19)	2021
	RMB	RMB	RMB	RMB	RMB	RMB
Liabilities
Warrant liabilities	80,270	—	111,299	—	(191,569)	—

ECARX Warrants in connection with the Merger

As is stated in Note 1(b), pursuant to the Closing of the Merger in December 2022, COVA Public Shares and COVA Public Warrants ceased trading upon consummation of the Merger and were delisted from Nasdaq and deregistered under the Exchange Act. Concurently, the Company issued 23,871,971 ECARX warrants, including 14,999,971 public warrants that the Company applied for listing on Nasdaq with the symbol “ECXWW” (“ECARX Public Warrants”) and 8,872,000 private warrants (“ECARX Private Warrants”, collectively referred to as “ECARX Warrants”) to the then holders of COVA Public Warrants and COVA Private Warrants.

ECARX HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data, or otherwise noted)

ECARX Public Warrants are exercisable commencing thirty (30) days after the completion of the Merger, provided that the Company has an effective registration statement under the Securities Act covering the shares of Class A Ordinary Shares issuable upon exercise of ECARX Public Warrants and a current prospectus relating to them is available (or the Company permits holders to exercise ECARX Public Warrants held by them on a cashless basis and such cashless exercise is exempt from registration under the Securities Act). The warrants have an exercise price of US$11.50 per whole share, subject to adjustments, and will expire five (5) years after the completion of the Merger or earlier upon redemption or liquidation.

ECARX Private Warrants are identical to the ECARX Public Warrants, except that ECARX Private Warrants and the shares of Class A common stock issuable upon exercise of the ECARX Private Warrants will not be transferable, assignable or saleable. Additionally, ECARX Private Warrants are non-redeemable so long as they are held by permitted transferees. If ECARX Private Warrants are held by someone other than permitted transferees as stipulated in the warrant agreement, the ECARX Private Warrants will be redeemable by the Company and exercisable by such holders on the same basis as ECARX Public Warrants.

ECARX Warrants are recorded as liability-classified financial instruments in accordance with ASC Topic 815 (“ASC 815”), Derivatives and Hedging as the Company may be required to net settle the liability outside of the Company’s control. As such, ECARX Warrants are recognized at fair value at the issuance date and measured subsequently at fair value with changes in fair value recognized in earnings or losses.

Given ECARX Public Warrants are publicly traded on Nasdaq, the liability is measured at fair value using observable inputs and categorized in Level 1 of the fair value hierarchy, while ECARX Private Warrant liability is measured at fair value using unobservable inputs and categorized in Level 3 of the fair value hierarchy. The Binomial Option Pricing Model with the following key assumptions is used for estimating the fair value of ECARX Private Warrants.

As of December 31,
2022
Risk-free rate of return (%)	3.99%
Volatility	6.99%
Expected dividend yield	0.0%
Expected term	5.0 years
Fair value of the underlying ordinary shares	US$7.99 (equivalent to RMB55.11)

The risk-free rate of return was based on the yield of US Treasury Notes for the expected remaining life of the warrant liabilities. The Company estimates the volatility of its common stock using a binomial lattice model based on the price of public warrant as of the valuation date. Expected dividend yield is zero as the Company does not anticipate any dividend payments in the foreseeable future. Expected term to exercise the warrant liabilities is up to December 2027. The fair value of the Company’s ordinary shares was obtained from the listed trading price of ECX.

The table below reflects the movement of ECARX Warrants for the year ended December 31, 2022:

			Change in fair
	January 1,		value included	Foreign exchange		December
	2022	Addition	in losses	translation	Settlement	31, 2022
	RMB	RMB	RMB	RMB	RMB	RMB
Liabilities
ECARX Public Warrants	—	8,277	1,991	78	—	10,346
ECARX Private Warrants	—	4,895	1,254	49	—	6,198
Total	—	13,172	3,245	127	—	16,544

ECARX HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data, or otherwise noted)

14.Accrued expenses and other liabilities

Accrued expenses and other liabilities, current and non-current consisted of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Salaries and benefits payables	228,999	218,614
Taxes payable	39,094	86,490
Product warranties	40,263	61,432
Accrued costs of the Merger	—	136,756
Other payables and accrued charges*	150,623	235,311
Accrued expenses and other current liabilities	458,979	738,603

*Other payables and accrued charges primarily include accrual for research and development expenses.

15.	Convertible notes payable to a related party

On May 13, 2022, the Company issued convertible notes due in twelve (12) months following the issuance (the “Note”) with aggregate principal of US$10,000 (equivalent to RMB67,871) to one investor, which is a related party. The Note bore an interest rate of 5% per annum.

The Note holder shall have the right to require the Company to redeem for cash all of the Note on the date (the “Redemption Date”) notified in writing by the Company that is not less than 20 business days and not more than 35 business days following the date of the notice of an Event of Default or a Fundamental Change as defined below, or in the event the Company fails to deliver such a notice, the date on which the Note holder becomes aware of the occurrence of an Event of Default or a Fundamental Change, at a price equal to the Redemption Price, which equal to the principal plus interests accrued thereon at an interest rate of 5% per annum.

●	An Event of Default refers to the occurrence of any of the events, including the Company’s breach of conversion obligations, the individual or aggregated amount of the Group’s subsidiaries’ indebtedness, indemnity or guarantee obligations in excess of US$100,000 (or an equivalent amount in any other currency), ECARX (Hubei) Tech’s bankruptcy or involuntary proceeding after seeking liquidation, winding-up, reorganization;
●	a Fundamental Change includes the change of control of the Company via any share exchange, consolidation or mergers or any similar transaction, any sale, lease or other transfer in one transaction or a series of transactions of all or substantially all of the Group’s consolidated assets, to any person outside of the Group, the liquidation or dissolution of the Company, and other events which prohibits listing of the Company.

Conversion of the Note is stipulated as below:

●	In the event the Company consummates a public offering of Class A ordinary shares that is no more than six (6) months following the issuance date, the outstanding principal amount of the Note shall be mandatorily converted to Class A Ordinary Shares at the conversion price of (i) the lesser of (A) US$10.00 per share (assuming that the Company’s authorized shares will be subdivided based on the pre-money equity valuation in connection with an offering via mergers with a special purpose acquisition company to give each ordinary share of the Company a deemed value of US$10.00) and (B) the lowest per share price at which any Class A ordinary shares or ordinary shares of the Company are issued in any subscription by certain investors of the Company’s securities to be issued concurrently, if the offering is via mergers with a special purpose acquisition company; or (ii) the per share offering price in an IPO (the “Initial Conversion Price”). In the event the Company consummates a public offering of Class A ordinary shares that is more than six (6) months following the issuance date, the outstanding principal amount of the Note shall be mandatorily converted to Class A Ordinary Shares at the conversion price of 95% of the Initial Conversion Price.

ECARX HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data, or otherwise noted)

●	If the Company fails to consummate a public offering of Class A ordinary shares on or prior to the maturity date, the Note holder is entitled to deliver a written notice to the Company within ten (10) business days after the maturity date, electing to convert the Note, the outstanding principal amount of the Note shall be converted into such number of fully paid and non-assessable Series B Preferred Shares at the conversion price equal to the issuance price of the Series B Preferred Shares.

Upon the consummation of the Company’s merger with COVA, we issued 1,052,632 Class A Ordinary Shares to the noteholder as a result of the automatic conversion of the Note at a conversion price of $9.50 per share.

16.Convertible notes payable

On October 25, 2022, the Company entered into a convertible note purchase agreement (the “Investor Note Purchase Agreement”) with certain institutional investors, pursuant to which the Company agreed to issue and sell US$65,000 (equivalent to RMB459,410) aggregate principal amount of unsecured convertible notes (the “Investor Notes”, each an “Investor Note”) due to mature on November 8, 2025 (the “Investor Note Maturity Date”). The Investor Notes bear interest at a rate of 5% per annum.

As the Merger with COVA was consummated on December 20, 2022, each holder of an Investor Note now has the right from time to time to convert all or any portion of the Investor Notes (plus any accrued but unpaid interest thereon) into fully paid and non-assessable Class A ordinary shares of the Company to such number which is equal to the quotient of (x) the outstanding principal and accrued but unpaid interest of such Note divided by (y) conversion price.

Purusuant to the Merger, all or any portion of the Investor Notes is convertible into fully paid and nonassessable ECARX Class A Ordinary Shares (the “Investor Note Conversion Shares”) at a conversion price equal to $11.50 per share, subject to customary anti-dilution adjustments and certain limitations on the conversion right as described in the Investor Note.

Each holder of an Investor Note also has the right to require the Company to redeem for cash all outstanding principal amount of such Investor Note prior to the Investor Note Maturity Date, upon occurrence of a Mandatory Redemption Event, at a redemption price equal to (i) the outstanding principal amount of the Investor Note, plus (ii) accrued and unpaid interest thereon, and plus (iii) an additional amount that shall, together with any interest paid to the holder of the Investor Note and any accrued and unpaid interest on the Investor Note, provide the holder of the Investor Note an internal rate of return of 9% per annum on such principal amount over the period starting from (and including) the note issue date (November 8, 2022) and ending on (and including) the date of redemption. “Mandatory Redemption Event” means the occurrence of any change of control, any sale, lease or other transfer of all or substantially all of the consolidated assets of the Company and its subsidiaries, taken as a whole, to any person other than a subsidiary, the Company’s shares ceasing to be listed on the stock exchange, any redemption event set forth in the current organization documents of the Company prior to the listing, an event of default, among other things.

The Company incurred issuance costs of US$1,225 which is presented on the balance sheet as a direct deduction from the Investor Notes. Investor Notes are classified as a long-term debt on balance sheet and measured at amortized cost; they do not meet the definition of a derivative; and not issued at a substantial premium or discount. None of the option features of the Investor Notes were determined to meet the definition of a derivative if they were a freestanding instrument as they do not permit net settlement, or, the feature was determined to be clearly and closely related to the debt host contract. The fair value of the Investor Notes approximates its carrying value as at the reporting date.

17.Leases

On January 1, 2022, the Group adopted ASC Topic 842 by applying the effective date method under the modified retrospective approach to all lease contracts existing as of January 1, 2022. Under the effective date method, results for reporting periods beginning on or after January 1, 2022 are presented under ASC Topic 842. Prior period amounts are not adjusted and continue to be reported in accordance with the Group’s historical accounting policies. Additionally, the Group used the package of practical expedients that allows the Group not to reassess: (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any existing leases. The Group has elected the hindsight practical expedient to determine the reasonably certain lease term for existing leases.

ECARX HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data, or otherwise noted)

The following table summarizes the effect on the consolidated balance sheet as a result of adopting ASC Topic 842:

		Adjustments
	As of December 31,	due to adoption of		As of January 1,
	2021	ASC 842		2022
	RMB	RMB		RMB
ASSETS
Prepayments and other current assets	200,075	(4,458)	(a)	195,617
Operating lease right-of-use assets	—	74,892	(b)	74,892

LIABILITIES
Operating lease liabilities, current	—	(37,414)	(c)	(37,414)
Operating lease liabilities, non-current	—	(33,020)	(c)	(33,020)
(a)	Represents prepaid rent reclassified to operating lease right-of-use assets.
(b)	Represents operating lease right-of-use assets, which is made up of present value of operating lease payments, and the reclassification of prepaid rent from prepayments and other current assets.
(c)	Represents the recognition of operating lease liabilities, current and non-current.

The Group considers various factors such as market conditions and the terms of any renewal options that may exist to determine whether it will renew or replace the lease. In the event the Group is reasonably certain to exercise the option to extend a lease, the Group will include the extended terms in the measurement of operating lease right-of-use asset and operating lease liability.

The components of lease cost were as follows:

Year Ended
December 31, 2022
RMB

Operating lease cost	42,622
Short-term lease cost	763
Total	43,385

The lease cost was allocated as follows:

Year Ended
December 31, 2022
RMB

Selling and marketing expenses	1,525
General and administrative expenses	11,192
Research and development expenses	30,668
Total	43,385

ECARX HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data, or otherwise noted)

The operating lease right-of-use assets and the amortization were as follows:

As of December 31,
2022
RMB

Operating lease right-of-use assets	123,385
Less: accumulated amortization	(38,059)
Total	85,326

As of December 31,
2022

Weighted average remaining lease term (years):
Operating leases	6.12

Weighted average discount rate:
Operating leases	7.03%

Future minimum lease payments as of December 31, 2022, including rental payments for lease renewal options the Group is reasonably certain to exercise were as follows:

As of December 31,
2022
RMB

2023	28,118
2024	14,596
2025	14,173
2026	12,212
2027	8,644
2028 and thereafter	36,162
Total lease payments	113,905
Less imputed interest	(30,214)

Present value of lease liabilities	83,691
Current portion	24,152
Operating lease liabilities, non-current	59,539

Supplemental cash flow information related to operating leases was as follows:

Year Ended
December 31, 2022
RMB
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows from operating leases	39,799

Right-of-use assets obtained in exchange for lease obligations
Operating leases	51,621

ECARX HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data, or otherwise noted)

18.Share split

On August 18, 2020, a 20-for-1 share split of the Company’s issued and unissued ordinary shares and convertible preferred shares was affected with par value per share divided by 20. All information related to the Company’s ordinary shares, convertible preferred shares and share-based awards has been retroactively adjusted to give effect to the 20-for-1 share split. The par value per ordinary share and the par value per convertible preferred share also have been retroactively revised as if they had been adjusted in proportion to the share split.

19.	Mezzanine equity

The activities of the Redeemable Convertible Preferred Shares for the years ended December 31, 2020, 2021, and 2022 consist of the following. All Preferred Shares were converted into ordinary shares as noted in the Recapitalization Note 1(b) and have been adjusted below to reflect the effect of Recapitalization:

	Series Angel		Series A			Series A+		Series A++		Series B
	Preferred Shares		Preferred Shares			Preferred Shares		Preferred Shares		Preferred Shares
		Carrying		Carrying	Subscription		Carrying		Carrying		Carrying	Subscription
	Shares	amount	Shares	amount	receivable	Shares	amount	Shares	amount	Shares	amount	receivable	Total
		RMB		RMB	RMB		RMB		RMB		RMB	RMB	RMB
Balance as of January 1, 2020	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of preferred shares	—	—	26,841,535	1,238,526	(1,032,104)	—	—	—	—	—	—	—	206,422
Issuance cost	—	—	—	(8,500)	—	—	—	—	—	—	—	—	(8,500)
Accretion of Redeemable Convertible Preferred Shares	—	—	—	101,286	—	—	—	—	—	—	—	—	101,286
Foreign currency translation adjustment	—	—	—	(66,733)	—	—	—	—	—	—	—	—	(66,733)
Balance as of December 31, 2020	—	—	26,841,535	1,264,579	(1,032,104)	—	—	—	—	—	—	—	232,475
Issuance of preferred shares	6,016,207	273,519	—	—	—	29,361,157	1,331,641	8,546,916	452,241	17,615,165	1,104,188	(159,215)	3,002,374
Issuance cost	—	—	—	—	—	—	(10,000)	—	—	—	—	—	(10,000)
Re-designation of ordinary shares into Series A Preferred Shares	—	—	2,343,309	97,660	—	—	—	—	—	—	—	—	97,660
Subscription contributions from shareholders	—	—	—	—	1,032,104	—	—	—	—	—	—	—	1,032,104
Accretion of Redeemable Convertible Preferred Shares	—	13,655	—	99,161	—	—	79,336	—	23,005	—	28,407	—	243,564
Foreign currency translation adjustment	—	(3,589)	—	(32,087)	—	—	(14,306)	—	167	—	(15,278)	(177)	(65,270)
Balance as of December 31, 2021	6,016,207	283,585	29,184,844	1,429,313	—	29,361,157	1,386,671	8,546,916	475,413	17,615,165	1,117,317	(159,392)	4,532,907
Subscription contributions from shareholders	—	—	—	—	—	—	—	—	—	—	—	159,485	159,485
Accretion of Redeemable Convertible Preferred Shares	—	21,916	—	100,884	—	—	106,959	—	36,732	—	88,387	—	354,878
Foreign currency translation adjustment	—	26,949	—	135,409	—	—	131,767	—	45,179	—	106,268	(93)	445,479
Conversion of Preferred Shares to Ordinary Shares upon the completion of the IPO	(6,016,207)	(332,450)	(29,184,844)	(1,665,606)	—	(29,361,157)	(1,625,397)	(8,546,916)	(557,324)	(17,615,165)	(1,311,972)	—	(5,492,749)
Balance as of December 31, 2022	—	—	—	—	—	—	—	—	—	—	—	—	—

ECARX HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data, or otherwise noted)

Series A Preferred Shares

On January 16, 2020, the Company issued 26,841,535 Series A redeemable convertible preferred shares (“Series A Preferred Shares”) at US$6.71 per share to two investors with a total consideration of US$180,000 (equivalent to RMB1,238,526). The issuance costs were RMB8,500. Since one of the investors is a PRC domestic institution that has not completed the foreign exchange registration procedures of overseas direct investments (“ODI”) and obtained the government approval on such investment, the Company agreed to issue 22,367,946 Series A redeemable convertible preferred shares to a foreign affiliate of the investor at par value and concurrently the investor made deposits of RMB1,032,104 (equivalent to US$150,000) to Hubei ECARX for 22,367,946 Series A Preferred Shares subscribed. Once the investor obtains the ODI approval, the deposits should be refunded by Hubei ECARX to the investor and the subscription amount for 22,367,946 Series A Preferred Shares should be paid by the investor to the Company after the investor received the refunded deposits.

In January 2020, US$30,000 (equivalent to RMB206,422) of the consideration were received by the Company and RMB1,032,104 of refundable deposits for 22,367,946 Series A Preferred Shares were received by Hubei ECARX.

In June 2021, the investor completed the ODI procedures. The refundable deposits were returned by Hubei ECARX and concurrently subscription receivables of the Company were settled in full by the investor.

On February 26, 2021, the Company entered into an agreement with one of its ordinary shareholders, who is also a member of management, pursuant to which the Company shall redesignate 2,343,309 ordinary shares held by the ordinary shareholder to Series A Preferred Shares. On March 10, 2021, the ordinary shares were redesignated as Series A Preferred Shares, and the ordinary shareholder became a Series A Preferred Shareholder. The Company considered the redesignation, in substance, was effectively a repurchase and retirement of the ordinary shares and simultaneously an issuance of Series A Preferred Shares. The excess of the ordinary shares’ fair value over their par value in the amount of RMB81,208 was credited to additional paid-in capital. The excess of the preferred shares’ fair value over the ordinary shares’ fair value in the amount of RMB16,452 was recognized as share-based compensation.

Series Angel Preferred Shares

On March 5, 2021, the Company, Hubei ECARX and the government fund agreed that the warrants disclosed in Note 13, could be exercised to purchase 6,016,207 Series Angel Redeemable Convertible Preferred Shares (“Series Angel Preferred Shares”), representing 2% of total outstanding shares of the Company on a fully diluted basis, at US$2.11 (equivalent to RMB13.62) per share, for a cash consideration of RMB81,950. On May 17, 2021, the government fund exercised the warrants to purchase 6,016,207 Series Angel Preferred Shares.

The Company involved an independent valuation firm to estimate the fair value of Series Angel Preferred Shares on the issuance date, which was also the warrant exercise date. Considering the equity transactions close to that date, the Company estimated the fair value of Series Angel Preferred Shares as RMB273,519, based on the estimation of the Company’s equity value using the backsolve method, a market approach. The fair value of Series Angel Preferred Shares equaled to the total of the fair value of warrant liabilities of RMB191,569 as of the date, and the cash consideration of RMB81,950 that government fund agreed to pay. On June 29,2021, the government fund paid the consideration of RMB81,950 to the Company.

Series A+ Preferred Shares

Between February and March 2021, the Company entered into share purchase agreements with certain investors, to issue 29,361,157 shares of Series A+ Redeemable Convertible Preferred Shares (“Series A+ Preferred Shares”) at the issuance price of US $7.04 per share, for a total consideration of US$206,741 (equivalent to RMB1,331,641). The issuance costs were RMB10,000.

ECARX HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data, or otherwise noted)

Series A++ Preferred Shares

Between March and July 2021, the Company, Hubei ECARX entered into share purchase agreements with four investors, to issue 8,546,916 shares of Series A++ Redeemable Convertible Preferred Shares (“Series A++ Preferred Shares”) at the issuance price of US$8.31 per share, for a total consideration of US$71,000.

The four investors are PRC domestic institution, which shall complete their ODI procedures before the issuance of the Series A++ Preferred Shares to them. The investors made deposits of RMB461,849 (equivalent to US$71,000) in total to Hubei ECARX for the 8,546,916 Series A++ Preferred Shares subscribed. Once the investor obtained the ODI approval, the deposits should be refunded by Hubei ECARX to the investors and the subscription amount for the 8,546,916 Series A++ Preferred Shares should be paid by the investors to the Company within five (5) business days after it received the deposits.

In December 2021, the four investors completed the ODI procedures, and as a result, the refundable deposits of RMB461,849 were returned by Hubei ECARX to the four investors. Concurrently, the 8,546,916 shares of Series A++ Preferred Shares were issued by the Company to the investors, with the subscription amount of US$71,000 (equivalent to RMB452,241) settled in full.

Series B Preferred Shares

As disclosed in Note 8, in July 2021, the Group issued 9,882,082 Series B Redeemable Convertible Preferred Shares (“Series B Preferred Shares”) at the issuance price of US$9.70 per share, or US$95,800 in total (equivalent to RMB620,703), plus cash in the amount of US$10,649, in exchange for an equity method investment.

Between September and December 2021, the Company entered into share purchase agreements with two investors to issue 7,733,083 shares of Series B Preferred Shares at the issuance price of US$9.70 per share, for a total consideration of US$75,000.

In December 2021, the consideration of US$50,000 (equivalent to RMB324,270) was received by the Company. As of December 31, 2021, the subscription receivable of US$25,000 (equivalent to RMB159,392) was recorded as a reduction of mezzanine equity on the consolidated balance sheets. On January 4, 2022, the subscription receivable was settled in full.

The rights, preferences and privileges of all tranches of preferred shares are as follows:

Redemption Rights

The investors of Preferred Shares have the right to require the Company to redeem their investments, at any time upon the earlier occurrence of:

●	the failure by the Company to complete a qualified IPO on or before January 16, 2027;
●	any material breach as defined in the Preferred Shares agreement by the Company, which has not been cured within thirty (30) days after being requested by relevant Preferred Shares holder;
●	any material illegal act by the Group or by any direct or indirect owners of the ordinary shares of any of their respective representations which has not been cured within thirty (30) days after being requested by relevant Preferred Shares holder;
●	the Group fails to retain or renew any indispensable approval or license in connection with the principal business or the revocation of any aforesaid approval or license by any governmental authority, or any principal business is prohibited or imposed of material restrictions by applicable jurisdiction laws.

ECARX HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data, or otherwise noted)

●	upon the Company’s failure to nominate and appoint a successor of Mr. Ziyu Shen recognized as proper and competent by at least two thirds (2/3) of the investor directors, within thirty (30) days after the resignation of Mr. Ziyu Shen from the Group Companies, or the dismissal of Mr. Ziyu Shen by the Group Companies due to any material breach of the transaction documents (as confirmed by the judgment of a competent court or the decision of a competent arbitration institution) or any other conducts that are detrimental to the benefits and interests of the Company.

The redemption price for each Preferred Share shall be one hundred percent (100%) of the issuance price plus interest on issuance price at a simple rate of eight percent (8%) per annum from the issuance date to the redemption payment date plus any declared but unpaid distributions.

Conversion Rights

Each Preferred Share may, at the option of the holders, be converted at any time after the original issuance date into fully-paid and non-assessable ordinary shares at an initial conversion ratio of 1:1 subject to adjustment for share division, share combination, share dividend, reorganization, mergers, consolidations, reclassifications, exchanges, substitutions, recapitalization or similar events. Each Preferred Share shall automatically be converted into ordinary shares, at the applicable then-effective conversion price upon the closing of a qualified IPO.

Voting Rights

Each Preferred Share has voting rights equivalent to the number of ordinary shares into which such Preferred Shares could be then convertible.

Dividend Rights

All the Preference Shareholders are entitled to receive the dividends on pro-rata basis according to the relative number of shares held by them on an as-converted basis. The dividends shall not be cumulative and shall be paid when, as and if declared by the Board of Directors.

Liquidation Preferences

In the event of any liquidation, 1) holders of the Preferred Shares shall be entitled to receive, prior and in preference to any distribution or payment shall be made to the holders of any ordinary shares, the liquidation preference amount per share is equal to one hundred percent (100%) of the original issuance price on each Preferred Share, plus any declared but unpaid dividends (the “Preferred Preference Amount”); provided that, if the Company’s assets and funds are insufficient for the full payment of the Preferred Preference Amount to all the holders of the Preferred Shares, then the entire assets and funds of the Company legally available for distribution shall be distributed ratably among the holders of the Preferred Shares in proportion to the aggregate Preferred Preference Amount each such holder of the Preferred Shares is otherwise entitled to receive; 2) after the full Preferred Preference Amount has been paid, the holders of the ordinary shares shall be entitled to receive, on a pro-rata and pari passu basis, for each outstanding ordinary share held, an amount equal to one hundred percent (100%) of the ordinary purchase price (the “Ordinary Preference Amount”); and 3) after the full Preferred Preference Amount and Ordinary Preference Amount have been paid, the remaining assets and funds of the Company legally available for distribution to the shareholders shall be distributed ratably among all shareholders (including preferred shareholders) in proportion to the relative number of ordinary shares held by such shareholders on an as converted basis.

Liquidation preference from the highest to the lowest is as follows in sequence: Series B Preferred Shares, Series A++ Preferred Shares, Series A+ Preferred Shares, Series A Preferred Shares, Series Angel Preferred Shares and ordinary shares.

Accounting of Redeemable Convertible Preferred Shares

The Company has classified the Preferred Shares as mezzanine equity in the consolidated balance sheets as they were contingently redeemable upon the occurrence of certain events outside of the Company’s control.

ECARX HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data, or otherwise noted)

The Company concluded that the embedded conversion and redemption option of the Preferred Shares did not need to be bifurcated as a derivative as they lacked essential characteristics of being a derivative.

Prior to the early adoption of ASU 2020-06, the Company determined that there was no beneficial conversion feature attributable to the Preferred Shares because the initial effective conversion prices of these Preferred Shares were higher than the fair value of the Company’s ordinary shares at the relevant commitment dates. The fair value of the Company’s ordinary shares on the commitment date was estimated by management with the assistance of an independent valuation firm.

The Preferred Shares were recorded initially at fair value, net of issuance cost. The Company recognized changes in the redemption value immediately as they occur and adjust the carrying value of the Preferred Shares to their maximum redemption amount at the end of each reporting period, as if it were also the redemption date for the Preferred Shares.

20.	Non-controlling interests
(a)	Non-redeemable non-controlling interests

In May 2021, Hubei ECARX and a third party established Suzhou Photon-Matrix, in which Hubei ECARX held 60% equity interest in exchange for total cash contribution of RMB6,000 and the non-controlling interest holder held 40% equity interest with a total cash consideration of RMB4,000, of which, RMB2,000 has not been received as of December 31, 2021.

In August 2021, a third-party investor made a capital contribution of RMB520 to Suzhou Photon-Matrix, as a result, the Group’s equity interest in Suzhou Photon-Matrix decreased by 2.97% while the Group continued to maintain control. The Group recorded the decrease of RMB105 in additional paid-in capital due to the change of its ownership percentage in Suzhou Photon-Matrix.

In September 2021, as stated in the Note 8, the Group sold 2% equity interest in Hubei Dongjun at a cash consideration of RMB1,000, with 49% equity interest retained. The relevant non-redeemable non-controlling interests in the amount of RMB14,335 was derecognized along with the sale of equity interests.

The Group lost control in Suzhou Photon-Matrix in January 2022 following its capital transactions with other shareholders as a consequence of which the Group’s ownership interest reduced to 49.17%. The carrying amount of relevant non-redeemable non-controlling interests in the amount of RMB (7,178) was derecognized upon deconsolidation.

(b)	Redeemable non-controlling interests

In October 2021, Suzhou Photon-Matrix entered into financing agreements with third party investors, pursuant to which these investors contributed RMB30,000 in cash in exchange for 10.71% of equity interests of Suzhou Photon-Matrix. These investors have the right to request Suzhou Photon-Matrix to redeem all of the equity interest they hold if Suzhou Photon-Matrix does not achieve a qualified IPO within 7 years after their investment, at a redemption price of RMB30,000 plus 10% interest per annum.

The redeemable non-controlling interest was recorded outside permanent equity, as mezzanine equity- redeemable non-controlling interests, in the consolidated balance sheets, initially at RMB30,000. The amount presented in redeemable non-controlling interest should be higher of the non-controlling interest balance after attribution of net income or loss of the subsidiary and related dividends to the non-controlling interest, or the redemption amount. As of December 31, 2021, the balance of redeemable non-controlling interests was RMB30,500.

In January 2022, Suzhou Photon-Matrix entered into financing agreements with third party investors, pursuant to which these investors aggregately contributed RMB10,000 in cash in exchange for 3.45% of equity interests of Suzhou Photon-Matrix. These investors have the right to request Suzhou Photon-Matrix to redeem all of the equity interest they hold if Suzhou Photon-Matrix does not achieve a qualified IPO within 7 years after their investment, at a redemption price of RMB10,000 plus 10% interest per annum.

ECARX HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data, or otherwise noted)

Before the deconsolidation of Suzhou Photon-Matrix as stated in the Note 8, the redeemable non-controlling interest was recorded outside of permanent equity, as mezzanine equity- redeemable non-controlling interests in the consolidated balance sheets. The amount presented in redeemable non-controlling interests should be higher of the non-controlling interests balance after attribution of net income or loss of the subsidiary and related dividends to the non-controlling interests, or the redemption amount.

During the years ended December 31, 2021 and 2022, changes of redeemable non-controlling interests were as follows:

RMB
Balance as of January 1, 2021	—
Add: Capital contribution	30,000
Less: Comprehensive loss	(806)
Add: Accretion of redeemable non-controlling interests	1,306
Balance as of December 31, 2021	30,500
Add: Capital contribution	10,000
Less: Comprehensive loss	(464)
Add: Accretion of redeemable non-controlling interests before the deconsolidation of Suzhou Photon-Matrix	714
Less: Deconsolidation of Suzhou Photon-Matrix	(40,750)
Balance as of December 31, 2022	—

21.Ordinary Shares

Before Recapitalization

Given the consideration of the retroactive adjustments, upon incorporation on November 12, 2019, the Company’s authorized shares were 500,000,000 shares with a par value of US$0.0001 per share, and the Company issued 10,000,000 shares to the founders. Upon consummation of the Reorganization on January 16, 2020, the ownership of ordinary shares of the Company held by each of the shareholders was identical with the ownership of ordinary equity interest of Hubei ECARX held by such shareholders. Pursuant to the share split (see Note 18) and the Memorandum of Association of the Company on January 16, 2020, the authorized share capital of the Company was divided into 10,000,000,000 shares with a par value of US$0.000005, of which 9,973,158,465 were designated as ordinary shares and 26,841,535 as preferred shares.

According to the Amended Memorandum of Association of the Company on December 27, 2021, of the 10,000,000,000 authorized shares of the Company, 9,909,275,711 shares were designated as ordinary shares; 90,724,289 were designated as preferred shares, all with par value of $0.000005 per share.

On December 20, 2021, four members from the Group’s management, who are also the ordinary shareholders of the Group, voluntarily sold 5,010,420 ordinary shares in total back to the Group at par value at US$0.000005 per share. Such ordinary shares were transferred to the Group for 2019 RSU Plan which was modified in December 2021 to attract more talent (see Note 22). The repurchased ordinary shares were accounted for as treasury shares by the Group. As the shares were repurchased for purposes other than retirement, the cost of those shares, in the amount less than RMB1, which is the cash consideration the Group paid to the four ordinary shareholders, is presented as treasury shares in the consolidated balance sheet as of December 31, 2021.

After Recapitalization

As noted in Note 1(b), following the Merger, the Company’s Articles were amended. As such, the shares and corresponding capital amounts and earnings per share prior to the Merger have been retroactively recast.

The new authorized shares of the Company is US$50,000 divided into 10,000,000,000 shares comprising of (i) 8,000,000,000 Class A Ordinary Shares with par value of US$0.000005 each, (ii) 1,000,000,000 Class B Ordinary Shares with par value of US$0.000005 each, and (iii) 1,000,000,000 shares with par value of US$0.000005 each of such class or classes (however designated) as the Board of Directors may determine in accordance with the Articles. The number of shares issued and outstanding is as of December 31, 2022 is 288,434,474 Class A Ordinary Shares and 48,960,916 Class B Ordinary Shares.

ECARX HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data, or otherwise noted)

22.	Share based compensation

2019 RSU (Restricted Share Unit) Plan

In December 2019, Mr. Ziyu Shen set up a trust (the “Trust”), of which he acted as the sole beneficiary. He transferred 23,859,142 ordinary shares he owned, representing 10.0% of total outstanding shares of the Company, to the Trust, and entered into 2019 RSU agreements (the “2019 RSU Plan”) with key employees and external consultants. 2019 RSU Plan entitled the grantees to purchase the economic beneficial right of the ordinary shares in the Trust.

Between August and December 2020, an aggregate number of 16,224,217 RSUs were granted to employees and non-employee consultants, at a weighted average exercise price of RMB0.34 per RSU. Between March and November 2021, 2,890,674 RSUs were granted to employees at a weighted average exercise price of US$1.23 per RSU.

The RSUs vest following the three approaches, pursuant to the share award agreements which were entered into between the Group and the grantees:

●	50% of the RSUs shall vest upon a qualified IPO; the other 50% has a requisite service condition of 5 years from the service commencement date with the Group; while upon the achievement of a qualified IPO, all unvested RSUs become immediately vested.
●	Before a qualified IPO is achieved, the grantees are entitled to vest 50% of the RSUs when they complete five-year continuous service with the Group; upon a qualified IPO, the employees are entitled to cumulatively vest 20% of the total grants for every twelve-month service period since their employment commencement; and, after the completion of a qualified IPO, the grantees could continue to vest 20% of the total grants for every twelve-month service period since their service commencement. Upon employment termination, any remaining unvested portion shall be forfeited.
●	For those RSUs granted to non-employees in exchange for technical and strategic consultancy services over the service period of 60 months, the RSUs shall vest immediately upon the completion of a qualified IPO.

In December 2021, Mr. Ziyu Shen and the Company entered into 2021 Restricted Share Units agreements (the “2021 RSU Replacement Plan”) with employees who were subject to 2019 RSU Plan. The 2021 RSU Replacement Plan modified the 2019 RSU Plan pursuant to which the condition of the qualified IPO was excluded. As a result, the RSUs can vest in equal tranches at the first, second, third, fourth and fifth anniversary since the grantees’ service commencement with the Group. The Group accounted for the modification as a Type III (improbable-to-probable) modification, which represents the modification of the award that was not expected to vest under the original vesting conditions at the date of the modification. The Group recognized compensation cost equal to the modified award’s fair value at the date of the modification. As a result of the modification, 5,101,085 RSUs became vested immediately, and share based compensation expense of US$16,311 (equivalent to RMB105,211) was recognized in the consolidated statements of comprehensive loss for the year ended December 31, 2021. The remaining portion of 2,607,277 RSUs was to be vested over the service period following the modified vesting schedule.

Pursuant to the 2019 RSU Plan, between January and September 2022, the Company granted an aggregate number of 6,680,560 RSUs to employees, at a weighted average exercise price of US$0.56 per RSU. The RSUs vest under one of the following two approaches:

●	20% of the grants vest every twelve-month service period since the service commencement of the employees.
●	Half of the RSUs vest on April 1, 2022, and the remaining 50% of the RSUs vest on a monthly basis over thirty-six (36) months from May 2022.

ECARX HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data, or otherwise noted)

On August 20, 2022, the Company approved the modification to change the exercise price of aggregated 1,431,549 RSUs granted to certain employees under 2019 RSU Plan. The RSUs were granted on March 31, 2021 and January 30, 2022 at a weighted average exercise price of US$2.96 per RSU. After the modification, the exercise price was changed to US$0.32 per RSU. The Company accounted for the modification as a Type I (probable to probable) modification, which refers to the modification that does not change the expectation that the awards will ultimately vest. The Company calculated incremental compensation cost for such awards based on their fair value before and after the modification. Upon the modification, incremental compensation cost of US$750 (equivalent to RMB4,976) was recognized immediately for the vested RSUs and US$2,999 (equivalent to RMB19,904) were to be recorded between 3.3 years and 3.5 years.

On October 31, 2022, the Company approved the modification to change the vesting condition of aggregated 4,771,828 RSUs granted in January 2022 under 2019 RSU Plan. At the date of the modification, the unvested 1,988,262 RSUs which were to vest on a monthly basis over thirty (30) months from November 2022 following the original vesting schedule were modified to vest immediately on October 31, 2022. The Company accounted for the modification as a Type III (not probable to probable) modification, which represents the modification of the awards that were not expected to vest under the original vesting conditions at the date of the modification. The Group recorded an additional compensation cost as the fair value of the modified awards at the amount of US$17,993 (equivalent to RMB119,408).

The following table summarizes activities of the Company’s RSUs for the years ended December 31, 2021 and 2022:

			Weighted	Weighted
		Weighted	Average	remaining	Aggregate
	Number of	Average	Fair value at	contractual	intrinsic
	RSUs	Exercise Price	grant date	years	value
		US$	US$
Outstanding at January 1, 2021	16,224,217	0.05	3.66	—	—
Granted (new RSUs)	2,890,674	1.23	5.15	—	—
Granted (replacement RSUs)	7,708,362	0.28	6.88	—	—
Forfeited	(119,296)	0.01	3.71	—	—
Replaced	(7,708,362)	0.28	3.89	—	—
Outstanding at December 31, 2021	18,995,595	0.23	5.10	—	—
Granted (new RSUs)	6,680,560	0.56	6.92	—	—
Granted (replacement RSUs)	3,419,811	0.13	1.47	—	—
Forfeited	(1,244,394)	0.54	4.97	—	—
Replaced	(3,419,811)	1.24	1.47	—	—
Outstanding at December 31, 2022	24,431,761	0.15	5.60	—	—
Vested and expected to vest as of December 31, 2022	24,431,761	0.15	5.60	7.80	5.76
Exercisable as of December 31, 2022	21,191,690	0.06	5.79	7.91	5.83

The fair value of the RSUs granted in 2020, 2021 and 2022 were estimated using the binomial model with the following assumptions used:

	Year ended December 31,
	2020	2021	2022
Risk-free rate of return	0.17% – 2.91%	0.35% - 2.70%	1.61% - 4.12%
Volatility	44.68% – 54.39%	41.13% - 50.60%	44.15% - 48.12%
Expected dividend yield	0.0%	0.0%	0.0%
Fair value of underlying ordinary share	US$3.16-US$4.03 (equvalent to RMB21.76-RMB26.27)	US$4.26-US$7.45 (equvalent to RMB27.97-RMB47.51)	US$7.57 - US$9.05 (equvalent to RMB48.29-RMB64.98)
Expected terms	10 years	10 years	10 years

ECARX HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data, or otherwise noted)

The expected volatility was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the expected term of the Company’s RSUs. With respect to the RSUs issued in US$ or RMB, the risk-free interest rate was separately estimated based on the yield to maturity of U.S. Treasury bonds or China Government Bond for a term consistent with the expected term of the Company’s RSUs in effect at the valuation date. Expected dividend yield is zero as the Company does not anticipate any dividend payments in the foreseeable future. Expected term is the contract life of the RSUs.

The Group recognized share-based compensation expense of US$19,505 (equivalent to RMB129,444) relating to the RSUs vested upon the completion of its Merger with COVA. Compensation expense recognized for RSUs for the years ended December 31, 2020, 2021 and 2022 is allocated as follows:

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Research and development expenses	6,501	80,872	42,986
Selling and marketing expenses	723	7,321	8,297
Cost of revenues	—	6,524	—
General and administrative expenses	4,186	68,764	473,270
Total	11,410	163,481	524,553

In addition to the share-based expenses from the vested RSUs during the years ended December 31, 2020, 2021 and 2022, share-based expenses of nil, RMB16,452 and nil were recorded, respectively, due to the redesignation from ordinary shares to preferred shares (see Note 19).

As of December 31, 2022, US$31,628 (equivalent to RMB209,898) of total unrecognized compensation expense related to RSUs is expected to be recognised over a weighted-average period of 1.9 years. The unrecognized compensation cost may be adjusted for actual forfeitures occurring in the future.

2021 Option Plan

In July 2021, the Company’s shareholders and Board of Directors approved a share option plan (the “2021 Option Plan”), which granted the employees an option to purchase ordinary shares of the Company at an exercise price of US$9.70 per share. Between August and December 2021, 13,575,733 share options were granted to employees. Between January and November 2022, the Company granted an aggregated number of 2,354,744 share options to employees. Upon a qualified IPO, the grantees are entitled to cumulatively vest 25% of the total grants for every twelve-month service period since their employment commencement; and after the completion of a qualified IPO, the grantees could continue to vest 25% of the total grants for every twelve-month service period. The share options can only be exercised upon the occurrence a qualified IPO.

ECARX HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data, or otherwise noted)

The following table summarizes activities of the options for the years ended December 31, 2021 and 2022:

			Weighted	Weighted
		Weighted	Average	remaining	Aggregate
	Number of	Average	Fair value at	contractual	intrinsic
	options	Exercise Price	grant date	years	value
		US$	US$
Outstanding at January 1, 2021	—	—	—
Granted	13,575,733	9.70	2.92
Forfeited	(294,690)	9.70	2.92
Outstanding at December 31, 2021	13,281,043	9.70	2.92
Granted	2,354,744	9.70	3.39
Forfeited	(2,782,423)	9.70	2.31
Outstanding at December 31, 2022	12,853,364	9.70	3.14
Vested and expected to vest as of December 31, 2021	12,853,364	9.70	3.14	8.76	—
Exercisable as of December 31, 2022	6,843,970	9.70	2.92	8.67	—

The fair value of the options granted in 2021 and 2022 are estimated using the binomial model with the following assumptions used:

	Year ended December 31,
	2021	2022
Risk-free rate of return	1.20% – 1.65%	1.63% - 3.83%
Volatility	44.03% – 44.47%	44.18% - 45.07%
Expected dividend yield	0.0%	0.0%
Fair value of underlying ordinary share	US$6.99 - US$7.55	US$7.57 - US$9.30
Expected terms	10 years	10 years

The expected volatility was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the expected term of the option awards. The risk-free interest rate was separately estimated based on the yield to maturity of U.S. Treasury bonds for a term consistent with the expected term of the options in effect at the valuation date. Expected dividend yield is zero as the Group does not anticipate any dividend payments in the foreseeable future. Expected term is the contract life of the option awards.

Upon the completion of the Merger with COVA in December 2022, the Group recognized share-based compensation expense of US$30,384 (equivalent to RMB201,645) for 6,818,048 options vested.

Compensation expense recognized for options for the years ended December 31, 2022 is allocated as follows; the Group recognized the effect of forfeitures in compensation costs when they occur.

Year ended December 31,
2022
RMB
Research and development expenses	93,824
Selling and marketing expenses	8,554
General and administrative expenses	98,720
Total	201,098

As of December 31, 2022, US$8,284 (equivalent to RMB54,976) of total unrecognized compensation expense related to the options is expected to be recognised over a weighted-average period of 2.75 years. The unrecognized compensation cost may be adjusted for actual forfeitures occurring in the future.

ECARX HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data, or otherwise noted)

23.	Revenue information

Revenues are disaggregated as follow:

Major products/services lines:

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Sales of goods revenues	1,678,234	1,983,817	2,434,244
Automotive computing platform	1,265,227	1,423,548	1,690,849
SoC Core Modules	203,402	333,421	660,554
Automotive merchandise and other products	209,605	226,848	82,841
Software license revenues	71,297	261,265	404,469
Service revenues	491,532	533,981	718,424
Automotive computing Platform – Design and development service	297,801	306,358	468,770
Connectivity service	172,841	188,349	212,738
Other services	20,890	39,274	36,916
Total revenues	2,241,063	2,779,063	3,557,137

Timing of revenue recognition:

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Point in time	2,068,222	2,590,714	3,344,399
Over time	172,841	188,349	212,738
Total revenues	2,241,063	2,779,063	3,557,137

For the years ended December 31, 2020, 2021 and 2022, 97.8%, 97.1% and 98.1% of the Group’s revenues were generated in the PRC.

24.	Income taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

British Virgin Islands

Under the current laws of the British Virgin Islands, ECARX BVI is not subject to income or capital gains taxes. Additionally, the British Virgin Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, ECARX HK is subject to Hong Kong profits tax at a rate of 16.5%. A Two-tiered Profits Tax rates regime was introduced since year 2018 where the first HK$2,000 of assessable profits earned by a company will be taxed at half the current tax rate (8.25%) whilst the remaining profits will continue to be taxed at 16.5%. Additionally, upon payments of dividends to the shareholders, no Hong Kong withholding tax will be imposed.

ECARX HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data, or otherwise noted)

Mainland PRC

Under the Enterprise Income Tax Law (“EIT Law”) in mainland PRC, domestic companies are subject to Enterprise Income Tax (“EIT”) at a uniform rate of 25%. The Company’s PRC subsidiaries and VIEs are subject to the statutory income tax rate at 25%, unless a preferential EIT rate is otherwise stipulated.

In November 2019, Hubei ECARX received the High and New Technology Enterprise (‘‘HNTE’’) certificate from the Hubei provincial government. This certificate entitled Hubei ECARX to enjoy a preferential income tax rate of 15% for a period of three years from 2019 to 2021 if all the criteria for HNTE status could be satisfied in the relevant year. As is stated in the Note 1(d), Hubei ECARX was deconsolidated pursuant to the Restructuring. Since then no consolidated entities of the Group ever received the HNTE certificate in 2022.

The components of income / (loss) before income taxes are as follows:

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
The Cayman Islands	55,644	(4,811)	(57,261)
British Virgin Islands	—	—	(2)
Hong Kong S.A.R	93	(53,347)	(27,262)
Sweden	—	(310)	7,015
United Kingdom	—	(11,164)	(348,872)
The PRC, excluding Hong Kong S.A.R.	(495,513)	(1,112,353)	(1,093,256)
Total	(439,776)	(1,181,985)	(1,519,638)

Withholding tax on undistributed dividends

Dividends paid to non-PRC-resident corporate investor from profits earned by the PRC subsidiaries are subject to a withholding tax. The EIT Law and its relevant regulations impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends distributed by a PRC-resident enterprise to its non-PRC-resident corporate investor for earnings generated beginning on January 1, 2008.

The Company’s subsidiaries and VIEs located in the PRC were in accumulated loss status as of December 31, 2020, 2021 and 2022. Accordingly, no deferred tax liability had been accrued for the Chinese dividend withholding taxes as of December 31, 2021 and 2022.

The Group does not file combined or consolidated tax returns, therefore, losses from individual subsidiaries or the VIEs may not be used to offset other subsidiaries’ or the VIEs’ earnings within the Group.

(a)Income taxes

Income tax expense recognized in the consolidated statements of comprehensive loss consisted of the following:

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Current income tax expense	228	3,447	21,571

ECARX HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data, or otherwise noted)

(b)	Tax reconciliation

Reconciliation of the differences between PRC statutory income tax rate and the Group’s effective income tax rates for the years ended December 31, 2020, 2021, and 2022 are as follows:

	Year ended December 31,
	2020	2021	2022
Computed expected income tax benefit	(25)%	(25)%	(25)%
Effect of preferential tax rate	11%	10%	(18)%
Effect of different tax jurisdiction	(3)%	(1)%	2%
Non-deductible expenses	4%	5%	40%
Research and development expenses additional deduction	(8)%	(6)%	(5)%
Change in valuation allowance	21%	17%	7%
Actual income tax expense	—	—	1%

According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB100. In the case of transfer pricing issues, the statute of limitation is 10 years. There is no statute of limitation in the case of tax evasion. The income tax returns of the Company’s PRC subsidiary and the VIEs for the years from establishment (i.e., 2017) to 2022 are open to examination by the PRC tax authorities.

(c)	Deferred taxes

The principal components of the deferred tax assets and liabilities are as follows:

	As of December 31,
	2021	2022
	RMB	RMB
Deferred tax assets:
Inventories	6,431	7,654
Allowance for doubtful accounts	487	2,049
Intangible assets	—	268,381
Accrued product warranties	8,483	23,037
Accrued salaries and benefits	8,704	10,961
Accrued expenses and other liabilities	48,520	11,677
Unrealized investment loss of equity method investments	3,395	12,888
Donation	450	503
Operating lease liabilities	—	18,734
Net operating loss carryforwards	473,845	180,378
Total deferred tax assets	550,315	536,262
Less: valuation allowance	(550,315)	(518,017)
Deferred tax assets, net of valuation allowance	—	18,245
Deferred tax liabilities:
Operating lease right-of-use assets	—	(18,245)
Total deferred tax liabilities	—	(18,245)
Net deferred tax assets	—	—

ECARX HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data, or otherwise noted)

The following table presents the movement of the valuation allowance for the deferred tax assets:

	As of December 31,
	2020	2021	2022
	RMB	RMB	RMB
Balance as of January 1,	268,702	362,371	550,315
Increase during the year	93,669	187,944	102,295
Reversal of net operating loss carryforwards due to the Restructuring	—	—	(134,593)
Balance as of December 31	362,371	550,315	518,017

Net operating loss carryforwards of the Company’s subsidiaries and VIEs in jurisdictions other than the PRC do not expire. As of December 31, 2021 and 2022, the balance of net operating loss carryforwards of the Company’s subsidiaries and VIEs in jurisdictions other than the PRC amounted to RMB11,893 and RMB87,051, respectively.

As of December 31, 2022, the net operating loss carryforwards by the PRC companies will expire during the period from year 2026 to year 2027, if unused by the following year-end:

Year ending December 31,	Amount
RMB
2026	8,118
2027	648,012
Total	656,130

The recoverability of these net operating loss carryfowards is evaluated by assessing the adequacy of future expected taxable income from all sources, including reversal of taxable temporary differences, forecasted operating earnings and available tax planning strategies. To the extent the Company does not consider it more-likely-than-not that a deferred tax asset will be recovered, a valuation allowance is generally established. To the extent that a valuation allowance was established, and it is subsequently determined that it is more-likely-than-not that the deferred tax assets will be recovered, the change in the valuation allowance is recognized in the consolidated statements of comprehensive loss.

As of December 31, 2022, the valuation allowances were related to the deferred income tax assets of subsidiaries of the Company which were in loss position. These entities were in a cumulative loss position, which is a significant negative indicator to overcome that sufficient income will be generated over the periods in which the deferred income tax assets are deductible or utilized. Management considers the scheduled reversal of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

25.	Loss per share

Basic and diluted net loss per share for the years ended December 2020, 2021 and 2022 have been calculated as follows:

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Numerator:
Net loss attributable to ECARX Holdings Inc.	(439,659)	(1,180,921)	(1,540,015)
Accretion of Redeemable Convertible Preferred Shares	(101,286)	(243,564)	(354,878)
Numerator for basic and diluted net loss per share calculation	(540,945)	(1,424,485)	(1,894,893)

Denominator:
Weighted average number of ordinary shares – basic and diluted	238,591,421	236,691,093	239,296,386
Net loss per share attributable to ordinary shareholders
— Basic and diluted	(2.27)	(6.02)	(7.92)

ECARX HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data, or otherwise noted)

For the purposes of calculating loss per share for the years ended December 31, 2020, 2021 and 2022, the weighted average number of ordinary shares outstanding used in the calculation has been retrospectively adjusted to reflect the issuance of Class A and Class B ordinary shares in connection with the Recapitalization (see Note 1(b)), as if the Reorganization had occurred at the beginning of the earliest period presented.

The potentially dilutive instruments that have not been included in the calculation of diluted loss per share as their inclusion would be anti-dilutive are as follows:

	Year ended December 31,
	2020	2021	2022
Redeemable convertible preferred shares	26,841,535	90,724,289	—
Warrants	6,016,207	—	23,871,971

For the years ended December 31, 2020 and 2021 and the period between January 1, 2022 to the completion of the Company’s Merger with COVA, the outstanding share options are not included in the calculation of diluted loss per share, as the issuance of such awards was contingent upon a qualified IPO, which was not satisfied as of each period end. After the Merger, the vested and unvested share options and warrants are not included in the calculation of basic or diluted loss per share, given the exercise price exceeded average market price of the Company’s shares during the period, resulting in the effect of them being anti-dilutive.

Convertible notes are not included in the calculation of diluted loss per share, as the inclusion will be anti-dilutive.

26.	Risks and Concentration

Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist principally of cash, restricted cash, accounts receivables, notes receivable, amounts due from related parties and other non-current assets.

The Group’s policy requires cash and restricted cash to be placed with high quality financial institutions. The Group regularly evaluates the credit standing of the counterparties or financial institutions.

The Group conducts credit evaluations on its customers prior to delivery of goods or services. The assessment of customer creditworthiness is primarily based on historical collection records, research of publicly available information and customer on site visits by senior management. Based on this analysis, the Group determines what credit terms, if any, to offer to each customer individually. If the assessment indicates a likelihood of collection risk, the Group will not deliver the services or sell the products to the customer or require the customer to pay cash to secure payment or to make significant down payments.

Concentration of customers and suppliers

The Group currently has a concentrated customer base with a limited number of key customers, particularly Geely Group and its subsidiaries. Geely Group and its subsidiaries represents 95.8% and 86.3% of the Group’s accounts receivable - related parties, net, as of December 31, 2021 and 2022, respectively. During the years ended December 31, 2020, 2021 and 2022, Geely Group and its subsidiaries contributed 74.1%, 70.4% and 67.0% of the Group’s total revenues, respectively, which excluded the sales of SoC core modules or software licenses by the Group to its third-party customers that were integrated into infotainment and cockpit products and sold by such third-party customers to Geely Group and its subsidiaries.

ECARX HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data, or otherwise noted)

The following table summarizes customers with greater than 10.0% of the accounts receivable - third parties, net:

	As of December 31,
	2021	2022
Customer A, a third party	51.1%	48.9%
Customer B, a third party	11.0%	30.4%
Customer C, a third party	10.6%	Less than 10.0%

Customers contributed more than 10.0% of total revenues are as follows:

	Year Ended December 31,
	2020	2021	2022
Geely Group and its subsidiaries	74.1%	70.4%	67.0%
Customer A, a third party	Less than 10.0%	Less than 10.0%	12.6%
Customer B, a third party	Less than 10.0%	Less than 10.0%	12.5%

The following table summarizes suppliers with greater than 10.0% of the accounts payable:

	As of December 31,
	2021	2022
Supplier A, a third party	15.5%	Less than 10.0%
Supplier B, a third party	13.8%	25.3%
Supplier C, a related party	10.3%	Less than 10.0%
Supplier D, a third party	Less than 10.0%	14.6%

Suppliers accounting for more than 10.0% of total purchases are as follows:

	Year Ended December 31,
	2020	2021	2022
Supplier A, a third party	35.2%	23.6%	11.8%
Supplier B, a third party	Less than 10.0%	Less than 10.0%	21.0%
Supplier C, a related party	Less than 10.0%	Less than 10.0%	10.6%

27.	Commitments and contingencies

Purchase commitments

As of December 31, 2022, the Group has future minimum purchase commitment related to the purchase of research and development services. Total purchase obligations contracted but not yet reflected in the consolidated financial statements as of December 31, 2022 were as follows:

		Less than				Over 5
	Total	one year	1-2 Years	2-3 Years	3-5 Years	Years
Purchase commitments	93,818	73,817	6,667	6,667	6,667	—

Capital commitments

Total capital expenditures contracted but not yet reflected in the consolidated financial statements as of December 31, 2022 were as follows:

	Total	Less than one year
Capital commitments	1,806	1,806

ECARX HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data, or otherwise noted)

28.	Related party balances and transactions
(a)	Related Parties

Names of the major related parties	Nature of relationship
Zhejiang Geely Holding Group (“Geely Group”) and its subsidiaries	Entity controlled by the controlling shareholder of the Company
Proton Holdings Berhad and its subsidiaries	Entity that the controlling shareholder of the Company has significant influence
Anhui Xinzhi Technology Co., Ltd.	Entity controlled by the controlling shareholder of the Company
Zhejiang Huanfu Technology Co., Ltd., (“Zhejiang Huanfu”, formerly known as Zhejiang Yikatong Technology Co., Ltd.,”Zhejiang Yikatong”)	Entity controlled by the controlling shareholder of the Company
Xi’an Liansheng Intelligent Technology Co., Ltd.	Entity controlled by the controlling shareholder of the Company
Hubei Yuanshidai Technology Co., Ltd.	Entity controlled by the controlling shareholder of the Company
Hubei Xingji Times Technology Co., Ltd	Entity controlled by the controlling shareholder of the Company
Hubei ECARX Technology Co., Ltd	Entity controlled by the controlling shareholder of the Company
Arteus Group Limited	Entity controlled by the controlling shareholder of the Company
Apollo Intelligent Connectivity (Beijing)Technology Co., Ltd.	Entity that one board of director of the Company has significant influence
SiEngine Technology Co., Ltd.	Entity which is under significant influence of the Company
Suzhou Tongjie Automotive Electronics Co., Ltd.	Entity which is under significant influence of the controlling shareholder of the Company
JICA Intelligent Robotics Co., Ltd.	Entity which is under significant influence of the Company
Hubei Dongjun Automotive Electronic Technology Co., Ltd. and its subsidiary	Entity which is under significant influence of the Company
Suzhou Photon-Matrix Optoelectronics Technology Co., Ltd	Entity which is under significant influence of the Company

(b)	Significant transactions with related parties:

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Revenues(i):
Sales of goods revenues	1,275,777	1,466,340	1,663,356
Automotive computing platform	1,231,429	1,410,566	1,651,792
SoC Core Modules	—	—	77
Automotive merchandise and other products	44,348	55,774	11,487
Software license revenues	18,168	24,788	133,450
Service revenues	444,709	532,625	716,069
Automotive computing platform – Design and development service	251,471	306,027	466,747
Connectivity service	172,490	187,781	212,406
Other services	20,748	38,817	36,916
Total	1,738,654	2,023,753	2,512,875

ECARX HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data, or otherwise noted)

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Purchase of products and services (ii)	8,186	293,552	675,920
Rental of office space (ii)	3,391	1,093	6,395
Other income (ix)	—	—	22,846
Interest income on loans due from related parties (iv)	—	717	9,069
Interest expense on borrowings due to related parties (iii)	872	212	18,808
Loans to related parties (iv)	—	28,850	57,260
Repayment received of loans to related parties (iv)	—	—	29,360
Advances to Zhejiang Huanfu (iv)	103,024	19,806	—
Collection of advances to Zhejiang Huanfu (iv)	81,026	90,155	—
Repayment of borrowings from related parties (iii)	—	65,152	1,020,000
Borrowings from related parties (iii)	—	315,152	900,000
Transfer of property and equipment to Zhejiang Huanfu (v)	—	707	1,604
Financial support to Anhui Xinzhi (viii)	—	—	28,500

(c) Balances with related parties:

	As of December 31,
	2021	2022
	RMB	RMB
Accounts receivable – related parties, net (i)	768,747	482,992
Amounts due from related parties (ii)(iv)(ix)	41,278	911,589
Accounts payable – related parties (ii)	111,531	239,891
Amounts due to related parties (iii)(vi)(x)	376,906	191,174
Other non-current assets – related parties (vii)	1,929	213,695
(i)	The Group sold automotive computing platform products and provided related technology development services, merchandise and other products, connectivity service, software licenses and other consulting services to a number of related parties. Accounts receivable, net due from related parties arising from sales of products and provision of services were RMB768,747 and RMB482,992 as of December 31, 2021 and 2022, respectively. The balance as of December 31, 2021 was fully received in 2022. Of the balance as of December 31, 2022, RMB403,161 was subsequently received by March 2023.
(ii)	The Group purchased raw materials, technology development services and other consulting services from a number of related parties, of which, RMB747, RMB51,171 and RMB28,361 of purchase of raw materials were recorded as inventories as of December 31, 2020, 2021 and 2022, respectively, RMB6,073, RMB220,062 and RMB591,181 were recorded in cost of revenues for the years ended December 31, 2020, 2021 and 2022, respectively, RMB1,366, RMB22,319 and RMB56,378 were recorded in operating expenses for the years ended December 31, 2020, 2021 and 2022, respectively.

Accounts payable to related parties includes payables arising from purchase of raw materials and services of RMB111,531 and RMB239,891, amount due from related parties includes prepayments arising from purchase of raw materials and services of RMB41,278 and RMB29,455 as of December 31, 2021 and 2022, respectively.

The Group has rented office space from related parties, pursuant to which, the Group recorded rental expenses of RMB3,391, RMB1,093 and RMB6,395 in operating expenses during the years ended December 31, 2020, 2021 and 2022.

(iii)	On March 29, 2018, Hubei ECARX entered into an unsecured loan agreement with Geely Group in an amount of RMB20,000 with an interest rate of 4.35% per annum, which was repayable on demand. The loan has been fully repaid on February 25, 2021. On August 25, 2021, the Company entered into an unsecured loan agreement with the controlling shareholder of the Company to obtain a loan of US$7,000 (equivalent to RMB45,152), which was fully repaid on October 8, 2021. On December 1, 2021, Hubei ECARX entered into an unsecured loan agreement with JICA Intelligent in an amount of RMB270,000 with an interest rate of 0.35% per annum, which was repayable on demand. In February and June 2022, the Company fully paid the loan of RMB270,000.

On March 28, 2022, ECARX (Hubei) Tech entered into an unsecured loan agreement with Hubei Xingji Times Technology Co., Ltd. in an amount of RMB200,000 with an interest rate of 2.25% per annum, which was repaid at the maturity date on September 30, 2022. On June 27, 2022, ECARX (Hubei) Tech entered into an unsecured loan agreement with Geely in an amount of RMB500,000 with an interest rate of 4.35% per annum, which was repayable on December 26, 2022. RMB500,000 has been repaid on December 26, 2022. On June 29, 2022, ECARX (Hubei) Tech entered into an unsecured loan agreement with JICA Intelligent in an amount of RMB200,000 with an interest rate of 3.7% per annum, which was repayable on September 30, 2022. RMB50,000 has been repaid on September 30, 2022, and the remaining RMB150,000 has been extended to December 31, 2022.

ECARX HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data, or otherwise noted)

Interest expenses on borrowings from related parties were RMB872, RMB212 and RMB18,808 for the years ended December 31, 2020, 2021 and 2022, respectively. The borrowings and the interest payable on borrowings from related parties was included in the amounts due to related parties and was RMB272,825 and RMB166,600 as of December 31, 2021 and 2022, respectively.

(iv)	In 2020 and 2021, the Group respectively paid advances of RMB103,024 and RMB19,806, and received collection of RMB81,026 and RMB90,155, from Zhejiang Huanfu. The payments were interest-free and due on demand. The amounts due from Zhejiang Huanfu as of December 31, 2020 was fully collected in 2021.

In 2021, the Group provided loans of RMB28,850 to related parties. Interest incomes on loans due from related parties were RMB717 for the year ended December 31, 2021.

In 2022, the Group provided loans of RMB57,260 to related parties, and received repayment of RMB29,360 from related parties. Interest incomes on loans due from related parties were nil, RMB717 and RMB9,069, respectively, in 2020, 2021 and 2022. As of December 31, 2022, loans and interest receivables due from related parties was RMB63,091.

As of December 31, 2022, the Group recorded amounts due from Volvo Cars for its disposal of Zenseact, an equity security. The consideration of the dispoal was US$115,000 (equivalent to RMB793,177) and the amount was settled in January 2023 (see Note 8); and the amounts due from Arteus Group Limited were GBP3,082 (equivalent to RMB25,866) (see below Note (ix)).

(v)

In October 2021, Hubei ECARX disposed certain property and equipment to Zhejiang Huanfu at RMB745 and recorded a gain of RMB38 as a result of the disposal. In February 2022, Hubei ECARX disposed certain property and equipment to Zhejiang Huanfu at RMB1,697 and recorded a gain of RMB93 as a result of the disposal.

(vi)

As disclosed in the Note 8, in July 2021, the Group acquired 34.61% equity interest of SiEngine from the controlling shareholder of the Company. As of December 31, 2021, the Group recorded the consideration of US$10,649 payable in amounts due to the controlling shareholder. The amounts were fully settled in January 2022.

(vii)

As of December 31, 2021, the Group recorded RMB1,929 in other non-current assets due from related parties, which included deposits and advances for purchase of long-term assets from such related parties; as of December 31, 2022, the balance of other non-current assets due from related parties also included the amounts due from its former VIE, Hubei ECARX in the amount of RMB213,695, which represented the net present value of a loan provided by the Group to Hubei ECARX with the principal of RMB252,287 and an effective annual interest rate of 5.0%.

(viii)

In February and March 2022, the Group provided cash in the amount of RMB28,500 to Anhui Xinzhi as financial support. The investment was derecognized as part of the Restructuring. See the Note 1(d) and Note 8 for details.

(ix)

Other income from related parties represents the amounts due from Arteus Group Limited for recharges of expenses including those in relation to management service, sharing of office space, consultancy and other expenses paid by the Group on behalf of Arteus Group Limited. The amounts were outstanding at December 31, 2022 and were fully settled in March 2023.

(x)

As a result of the purchase of technical services and logistics services from related parties in each of the reporting periods specified in the Note (ii), the Group recorded balances due to related parties of RMB36,185 and RMB24,574 as of December 31, 2021 and 2022, respectively.

29	Subsequent events

In January 2023, the Company approved to grant a total number of 63,464 share options to certain employees at an exercise price of US$9.70 per option.

On March 6, 2023, the board of directors resolved to approve the appointment of Mr. Jun Hong Heng, an independent director of the Company, as an additional member of the audit committee, since then, the audit committee has been consisted of three members, namely Ms. Grace Hui Tang, Mr. Jim Zhang (Zhang Xingsheng) and Mr. Jun Hong Heng with Ms. Grace Hui Tang being the chairman. The board also resolved to approve the grants of options, which are share-settleable for a fixed monetary amount of US$160,000, to each of the three audit committee members on March 30, 2023 (“Grant date”). All the options will vest one year after the Grant Date.

ECARX HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data, or otherwise noted)

30.	Parent only financial information

The following condensed financial statements of the Company have been prepared using the same accounting policies as set out in the accompanying consolidated financial statements. As of December 31, 2022, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of convertible redeemable preferred shares or guarantees of the Company, except for those, which have been separately disclosed in the consolidated financial statements.

(a)	Condensed Balance Sheets

	As of December 31,
	2021	2022
	RMB	RMB
ASSETS
Current assets
Cash	158,755	119,022
Prepayments and other assets	5,751	35
Amounts due from related parties	3,217,624	4,168,615
Total current assets	3,382,130	4,287,672

Non-current assets
Long-term investments	—	69,319
Total non-current assets	—	69,319
Total assets	3,382,130	4,356,991

Current Liabilities
Accounts payable	108	—
Accrued expenses and other current liabilities	—	146,507
Amounts due to related parties	85,390	18,925
Share of losses in excess of investments in subsidiaries and VIEs	2,866,711	3,928,883
Total current liabilities	2,952,209	4,094,315

Non-current liabilities
Convertible notes payable	—	439,869
Total non-current liabilities	—	439,869
Total liabilities	2,952,209	4,534,184

MEZZANINE EQUITY
Series Angel Redeemable Convertible Preferred Shares	283,585	—
Series A Redeemable Convertible Preferred Shares	1,429,313	—
Series A+ Redeemable Convertible Preferred Shares	1,386,671	—
Series A++ Redeemable Convertible Preferred Shares	475,413	—
Series B Redeemable Convertible Preferred Shares	1,117,317	—
Subscription receivable from a Series B Redeemable Convertible Preferred Shareholder	(159,392)	—
Total mezzanine equity	4,532,907	—

SHAREHOLDERS’ DEFICIT
Ordinary Shares	7	—
Class A Ordinary Shares	—	9
Class B Ordinary Shares	—	1
Treasury Shares	—	—
Additional paid-in capital	—	5,919,660
Accumulated deficit	(4,109,041)	(5,710,977)
Accumulated other comprehensive income (loss)	6,048	(385,886)
Total shareholders’ deficit	(4,102,986)	(177,193)
Total liabilities, mezzanine equity and shareholders’ deficit	3,382,130	4,356,991

ECARX HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data, or otherwise noted)

(b) Condensed statements of comprehensive loss

	Year end of December 31,
	2020	2021	2022
	RMB	RMB	RMB
General and administrative expenses	—	(17,660)	(26,005)
Interest income	431	885	6,565
Interest expenses	—	(514)	(3,132)
Foreign currency exchange gains (losses)	55,213	12,478	(14,459)
Change in fair value of an equity security	—	—	(16,843)
Share of losses from subsidiaries and VIEs	(495,303)	(1,176,110)	(1,486,141)
Loss before income taxes	(439,659)	(1,180,921)	(1,540,015)
Income tax expenses	—	—	—
Net loss	(439,659)	(1,180,921)	(1,540,015)

(c) Condensed statements of cash flows

	Year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Net cash used in operating activities	(266)	(22,741)	(22,893)
Net cash used in investing activities	(97,873)	(3,121,321)	(734,299)
Net cash provided by financing activities	206,422	3,222,206	729,767
Effect of foreign currency exchange rate changes on cash	(10,012)	(17,660)	(12,308)
Net increase in cash	98,271	60,484	(39,733)
Cash at beginning of the year	—	98,271	158,755
Cash at end of the year	98,271	158,755	119,022