Form 20-F
period 2023-12-31
ECARX Holdings Inc.
filed 2024-04-03
CIK 1861974

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2023
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________to__________
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report __________
Commission File Number: 001-41576

ECARX Holdings Inc.
(Exact Name of Registrant as Specified in Its Charter)
______________________________________
N/A
(Translation of Registrant’s Name into English)

Cayman Islands
(Jurisdiction of Incorporation or Organization)

5/F, Building 1, Zhongteng Building
2121 Longteng Avenue
Xuhui District, Shanghai 200232 People’s Republic of China
(Address of Principal Executive Offices)
______________________________________
Jing (Phil) Zhou, Chief Financial Officer
Telephone: +86 (571) 8530-6942
Email: phil.zhou@ecarxgroup.com
5/F, Building 1, Zhongteng Building
2121 Longteng Avenue
Xuhui District, Shanghai 200232
People’s Republic of China
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
None
(Title of Class)
_____________________________________
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report : 288,989,049 Class A ordinary shares and 48,960,916 Class B ordinary shares, par value US$0.000005 per share, as of December 31, 2023.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐ Yes     ☒ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐ Yes     ☒ No
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
☒ Yes     ☐ No
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
☒ Yes     ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated filer	☐	Accelerated Filer	☒	Non-Accelerated Filer	☐

				Emerging Growth Company	☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.     ☐
______________________________________
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
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
☐ Item 17     ☐ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes     ☒ No
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13, or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
☐ Yes     ☐ No

i

INTRODUCTION
In this annual report, unless otherwise indicated or unless the context otherwise requires:

•“ADAS” means advanced driver assistance system;

•“Business Combination” means the transactions contemplated by the Agreement and Plan of Merger, dated as of May 26, 2022 by and among COVA, ECARX Holdings, Ecarx Temp Limited, and Ecarx&Co Limited;

•“Class A Ordinary Shares” means Class A ordinary shares of ECARX Holdings, par value US$0.000005 per share;

•“Class B Ordinary Shares” means Class B ordinary shares of ECARX Holdings, par value US$0.000005 per share;

•“COVA” means COVA Acquisition Corp., a blank check company that was incorporated as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more businesses or entities;

•“ECARX,” “we,” or “our company” means ECARX Holdings and its subsidiaries (and, in the context of describing ECARX’s historical operations and consolidated financial information, also the former VIEs for the periods prior to the Restructuring), and references to “our” financial statements, share capital, securities (including shares, options, and warrants), shareholders, directors, board of directors, and auditors are to those of ECARX Holdings, respectively;

•“ECARX Holdings” means ECARX Holdings Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands;

•“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

•“Geely Auto” means Geely Automobile Holdings Limited, which manages brands including Geely, Lynk & Co, Geometry, and Zeekr, among others;

•“Geely ecosystem” means Geely Auto, Volvo Car, Polestar, smart, Lotus, Proton, LEVC, and other automotive OEMs that are affiliated with or are investee companies of Geely Holding;

•“Geely Holding” means Zhejiang Geely Holding Group Co., Ltd.;

•“Investor Notes” means the convertible notes issued by ECARX Holdings to certain institutional investors in the aggregate principal amount of US$65 million pursuant to the convertible note purchase agreement dated October 25, 2022 between ECARX Holdings and certain institutional investors;

•“Lotus Note” means the convertible note issued by ECARX Holdings to Lotus Technology Inc. in the aggregate principal amount of US$10 million pursuant to the convertible note purchase agreement dated May 9, 2022 between ECARX Holdings and Lotus Technology Inc.;

•“Nasdaq” means The Nasdaq Stock Market LLC;

•“Ordinary Shares” means, collectively, Class A Ordinary Shares and Class B Ordinary Shares;

•“PCAOB” means the Public Company Accounting Oversight Board;

•“Public Warrants” means warrants to purchase Class A Ordinary Shares at an exercise price of US$11.50 per share, which were issued upon the closing of the Business Combination in exchange for the public warrants of COVA that were issued in COVA’s initial public offering that was consummated on February 9, 2021;

•“Renminbi” or “RMB” means the legal currency of China;

•“Restructuring” means a series of transactions that ECARX implemented to restructure its organization and business operations in early 2022, through which the contractual arrangements that allowed us to consolidate the former VIE were terminated;

•“SEC” means the U.S. Securities and Exchange Commission;

•“SoC” means system on a chip;

•“Sponsor” means COVA Acquisition Sponsor LLC, a Cayman Islands limited liability company;

•“Sponsor Warrants” means warrants to purchase Class A Ordinary Shares at an exercise price of US$11.50 per share, which were issued to the Sponsor upon the closing of the Business Combination;

•“U.S. dollars” or “US$” means United States dollars, the legal currency of the United States;

•“U.S. GAAP” means accounting principles generally accepted in the United States of America;

•“VIE” means variable interest entity. “The former VIE” or “Hubei ECARX” means Hubei ECARX Technology Co., Ltd., a former consolidated variable interest entity of ECARX, and “the former VIEs” means Hubei ECARX Technology Co., Ltd. and its subsidiaries;

•“Warrant Agreement” means the Warrant Agreement dated February 4, 2021 by and between COVA and Continental Stock Transfer & Trust Company, as warrant agent, as amended and assigned to ECARX Holdings pursuant to the Assignment, Assumption and Amendment Agreement dated December 20, 2022 by and between COVA, ECARX Holdings, and Continental Stock Transfer & Trust Company; and

•“Warrants” means, collectively, the Public Warrants and the Sponsor Warrants.
Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

Our reporting currency is Renminbi. This annual report contains translations from Renminbi to U.S. dollars solely for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at a rate of RMB7.0999 to US$1.00, which was the exchange rate in effect as of December 29, 2023 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. The exchange rate in effect as of March 29, 2024 was RMB7.2203 to US$1.00. We make no representation that any Renminbi amounts referred to in this annual report could have been, or could be, converted into U.S. dollars at any particular rate, or at all.

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
Forward-looking statements involve a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to:
•the regulatory environment and changes in laws, regulations or policies in the jurisdictions in which we operate;
•the overall economic environment and general market and economic conditions in the jurisdictions in which we operate and beyond;
•the progress and results of the research and development of our products and services, as well as of their manufacturing, launch, commercialization and delivery;
•the conditions and outlook of the automobile and automotive intelligence industries in China and globally;
•our relationships with automotive OEMs, Tier 1 suppliers, and our other customers, suppliers, other business partners and stakeholders;
•our ability to successfully compete in highly competitive industries and markets;
•our ability to continue to adjust our offerings to meet market demand, attract customers to choose our products and services, and grow our ecosystem;
•our ability to execute our strategies, manage growth, and maintain our corporate culture as we grow;
•our anticipated investments in new products, services, collaboration arrangements, technologies and strategic acquisitions, and the effect of these investments on our results of operations;
•changes in the needs for capital and the availability of financing and capital to fund these needs;
•anticipated technology trends and developments and our ability to address those trends and developments with our products and services;
•the safety, price-competitiveness, quality, and breadth of our products and services;
•the loss of key personnel and the inability to replace such personnel on a timely basis or on acceptable terms;
•man-made or natural disasters, health epidemics, and other outbreaks including war, acts of international or domestic terrorism, civil disturbances, occurrences of catastrophic events, and acts of God such as floods, earthquakes, wildfires, typhoons, and other adverse weather and natural conditions that affect our business or assets;
•exchange rate fluctuations;

•changes in interest rates or rates of inflation;
•legal, regulatory, and other proceedings;
•the results of future financing efforts; and
•all other risks and uncertainties described in “Item 3. Key Information—D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects.”

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
ECARX Holdings is not an operating company but a Cayman Islands holding company. We conduct operations through our subsidiaries, with our operations in China currently being conducted by our PRC subsidiaries. Investors in the Class A Ordinary Shares or in ECARX Holdings are not acquiring equity interest in any operating company but instead are acquiring interest in a Cayman Islands holding company. This holding company structure involves unique risks to investors. As a holding company, ECARX Holdings may rely on dividends from its subsidiaries for cash requirements, including any payment of dividends to its shareholders. The ability of our subsidiaries to pay dividends or make distributions to ECARX Holdings may be restricted by laws and regulations applicable to them or the debt they incur on their own behalf or the instruments governing their debt. In addition, PRC regulatory authorities could disallow this holding company structure and limit or hinder our ability to conduct our business through, receive dividends or distributions from, or transfer funds to, the operating companies or list on a U.S. or other foreign exchange, which could cause the value of our securities to significantly decline or become worthless.
Prior to 2022, we conducted our operations in China through our PRC subsidiaries and through Hubei ECARX Technology Co., Ltd., the former VIE, with which we, our subsidiary, and the nominee shareholders of the former VIE entered into certain contractual arrangement. PRC laws, regulations, and rules restrict and impose conditions on foreign investment in certain types of businesses, and we operated certain businesses, including businesses that were subject to such restrictions and conditions in China such as surveying and mapping services and ICP businesses, through the former VIE. We did not own any equity interest in the former VIEs and relied on the contractual arrangements to direct their business operations. Such structure enables investors to invest in China-based companies in sectors where foreign direct investment is prohibited or restricted under PRC laws and regulations. Following the Restructuring in 2022, the contractual arrangement was terminated and currently we do not have any VIE in China.

We face various legal and operational risks and uncertainties relating to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. For example, the PRC government has issued statements and regulatory actions relating to areas such as regulatory approvals on overseas offerings and listings by, and foreign investment in, China-based issuers, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy. It remains uncertain how PRC government authorities will regulate overseas listings and offerings in general and whether we can fully comply with applicable regulatory requirements, including completing filings with the China Securities Regulatory Commission, or the CSRC, and whether we are required to complete other filings or obtain any specific regulatory approvals from the CSRC, the Cyberspace Administration of China, or the CAC, or any other PRC government authorities for our overseas offerings and listings, as applicable. In addition, if future regulatory developments mandate clearance of cybersecurity review or other specific actions to be completed by China-based companies listed on foreign stock exchanges, such as us, we face uncertainties as to whether such clearance can be timely obtained, or at all. These risks may impact our ability to conduct certain businesses, accept foreign investments, or list and conduct offerings on a stock exchange in the United States or any other foreign country. These risks could result in a material adverse change in our operations and the value of our Class A Ordinary Shares, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. For a detailed description of risks relating to doing business in China, see “Item 3. Key Information— D. Risk Factors—Risks Relating to Doing Business in China.”
The PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature, such as data security or anti-monopoly related regulations, may cause the value of such securities to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PRC government has significant oversight and discretion over our business operations, and it may influence our operations as part of its efforts to enforce PRC law, which could result in a material adverse change in our operations and the value of our securities.”
Risks and uncertainties regarding the interpretation and enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our Class A Ordinary Shares. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Risks and uncertainties regarding the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us, hinder our ability and the ability of any holder of our securities to offer or continue to offer such securities, result in a material adverse change to our business operations, and damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our securities to significantly decline in value or become worthless.”
The Holding Foreign Companies Accountable Act
Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, as amended by the Consolidated Appropriations Act, 2023, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our securities from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. As of the date of this annual report, the PCAOB has not issued any new determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in any jurisdiction. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file our annual report on Form 20-F for the fiscal year ended December 31, 2023. Each year, the PCAOB will determine whether it can inspect and investigate completely registered public accounting firms in mainland China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely registered public accounting firms in mainland China and Hong Kong and we continue to use a registered public accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “Item 3. Key Information—D. Risk Factors—Risks

Relating to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections,” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Our securities may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in mainland China and Hong Kong. The delisting of our securities, or the threat of their being delisted, may materially and adversely affect the value of your investment.”
Permission Required from the PRC Authorities for Our Operations
We conduct our operations in China through our PRC subsidiaries. Each of our mainland China subsidiaries is required to obtain, and has obtained, a business license issued by PRC authorities such as the State Administration for Market Regulation and its local counterparts. Our mainland China subsidiaries are also required to obtain, and have obtained, additional operating licenses and permits in connection with their operations, including but not limited to the model confirmation, compulsory product certifications, and network connection licenses for certain of our products. None of our mainland China subsidiaries has been subject to any penalties or other disciplinary actions from any authority in mainland China for the failure to obtain or insufficiency of any approvals or permits in connection with the conduct of its business operations as of the date of this annual report.
The PRC government has sought to exert more control and impose more restrictions on China-based issuers raising capital overseas and such efforts may continue or intensify in the future. On July 6, 2021, the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law, which emphasized the need to strengthen the supervision over overseas listings by mainland China-based companies, was enacted. Effective measures, such as promoting the establishment of regulatory frameworks, are to be taken to deal with the risks and incidents of mainland China-based overseas-listed companies, cybersecurity and data privacy protection requirements, and similar matters. The revised Measures for Cybersecurity Review issued by the CAC, and several other administrations on December 28, 2021 (which took effect on February 15, 2022) require that, both critical information infrastructure operators purchasing network products or services that affect or may affect national security and “online platform operators” carrying out data processing activities that affect or may affect national security should be subject to the cybersecurity review. On February 17, 2023, the CSRC released several regulations regarding the filing requirements for overseas offerings and listings by mainland China-based issuers, including the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, or collectively the Overseas Listing Filing Rules, which took effect on March 31, 2023. According to the Overseas Listing Filing Rules, for an issuer which is already listed, it should make filing in accordance with the Overseas Listing Filing Rules if: (i) it issues additional convertible bonds, exchangeable bonds or preferred shares, (ii) it issues additional securities in the same overseas market, excluding securities issued for the purpose of implementing equity incentive, distribution of stock dividends, share split, etc., (iii) it issues additional securities in several offerings within its authorized scope; or (iv) it conducts a secondary listing or primary listing in any other overseas market. Failure to comply with the filing requirements may result in fines, suspension of their businesses, revocation of their business licenses and operation permits and fines on the controlling shareholder and other responsible persons. On February 17, 2023, the CSRC issued the Notice on Administrative Arrangements for the Filing of Domestic Enterprise’s Overseas Offering and Listing, which stipulates that mainland China-based issuers like us that have completed overseas listings prior to March 31, 2023 are not required to file with CSRC immediately, but must carry out filing procedures as required if we conduct refinancing or if other circumstances arise, which will require us to make a filing with the CSRC.
Based on the opinion of Han Kun Law Offices, our legal counsel as to the law of mainland China, according to its interpretation of the laws and regulations of mainland China currently in effect, we believe that, as of the date of this annual report, our past offerings do not require the application or completion of any cybersecurity review or any other permission or approval from any government authorities in mainland China including the CSRC. For more detailed information, see “Item 3. Key Information—D. Risk Factors — Risks Relating to Doing Business in China — The approval of and filing with the CSRC or other PRC government authorities may be required in connection with the Business Combination, our previous offerings and listing under PRC law, and, if so required, we cannot predict whether or when we will be able to obtain such approval or complete such filing, and even if we obtain such approval, it could be rescinded.” in this annual report. Any failure to obtain or delay in obtaining the required approvals or completing the required procedures could subject us to restrictions and penalties imposed by the CSRC, the CAC, or other PRC regulatory authorities, which could include fines and penalties on our operations in China, delays of or restrictions on the repatriation of the proceeds from our overseas offerings into China, or other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects.

If (i) we do not receive or maintain any permits or approvals required of us, (ii) we inadvertently concluded that certain permits or approvals have been acquired or are not required, or (iii) applicable laws, regulations, or interpretations thereof change and we become subject to the requirement of additional permits or approvals in the future, we may have to expend significant time and costs to procure them. If we are unable to do so, on commercially reasonable terms, in a timely manner or otherwise, we may become subject to sanctions imposed by the PRC regulatory authorities, which could include fines and penalties, proceedings against us, and other forms of sanctions, and our ability to conduct our business, invest into China as foreign investments or accept foreign investments, or list on a U.S. or other overseas exchange may be restricted, and our business, reputation, financial condition, and results of operations may be materially and adversely affected. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Risks and uncertainties regarding the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us, hinder our ability and the ability of any holder of our securities to offer or continue to offer such securities, result in a material adverse change to our business operations, and damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our securities to significantly decline in value or become worthless.”
Arrangements with Respect to Certain Personal Data
In response to the move by PRC government authorities to tighten the regulatory framework governing data security, cybersecurity and privacy, in September 2021 we initiated an internal process to transfer the rights of our mainland China subsidiaries and of the former VIE to access and process personal data relevant to their respective business operations to Zhejiang Huanfu Technology Co., Ltd., or Zhejiang Huanfu. The transfer was completed in December 2021 and as of the date of this annual report, our mainland China subsidiaries do not have any right to access or process any personal data other than certain employee personal data and certain vehicle identification numbers provided by automotive OEMs in association with our provision of product repair and maintenance services. In January 2022, we entered into a procurement framework agreement with Zhejiang Huanfu and concluded several procurement-related contracts pursuant to the procurement framework agreement for the sole purpose of contracting Zhejiang Huanfu to discharge our outstanding obligations to provide certain data-related services to our PRC customers.
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
Advances and loans. In 2021, (i) ECARX Holdings made advances in the principal amount of US$478.5 million to ECARX Technology Limited and provided loans in the principal amount of US$11.0 million to our subsidiaries ECARX Limited and ECARX Sweden AB, and (ii) ECARX Technology Limited provided a loan in the principal amount of US$2.3 million to our subsidiary, ECARX Sweden AB, which has been fully repaid. In 2022, (i) ECARX Holdings made advances in the principal amount of US$50.9 million to ECARX Technology Limited; (ii) ECARX Holdings provided loans in the principal amount of US$3.0 million to ECARX Sweden AB; (iii) ECARX Holdings provided loans in the principal amount of US$35.0 million to ECARX (Hubei) Tech Co., Ltd.; (iv) ECARX Holdings made advances in the principal amount of US$21.0 million to ECARX Group Limited; (v) ECARX Holdings received US$8.8 million as repayment from ECARX Sweden AB; and (vi) JICA Intelligent Robotics Co., Ltd., or JICA Intelligent, provided loans in the principal amount of RMB150.0 million to ECARX (Hubei) Tech Co., Ltd. In 2023, (i) ECARX Technology Limited repaid US$119.3 million to ECARX Holdings, (ii) ECARX Holdings made advances in the principal amount of US$115.0 million to ECARX Group Limited and US$2.7 million to ECARX Technology Limited, (iii) ECARX Group Limited repaid US$33.4 million to ECARX Holdings, (iv) ECARX Holdings provided loans in the principal amount of US$15.0 million to ECARX (Hubei) Tech Co., Ltd., (v) ECARX Technology Limited provided loans in the principal amount of US$0.4 million to ECARX Limited, which has been fully repaid, and (vi) ECARX (Hubei) Tech Co., Ltd. repaid RMB150.0 million to JICA Intelligent.
Capital contribution. In 2021, ECARX Technology Limited made capital contribution of US$7.6 million, US$250.0 million, and US$75.0 million to our subsidiaries, ECARX Sweden AB, ECARX (Wuhan) Technology Co., Ltd., and ECARX (Hubei) Tech Co., Ltd., respectively. In 2021, ECARX (Wuhan) Technology Co., Ltd., a subsidiary of ours, made capital contribution of RMB10.0 million to ECARX (Shanghai) Technology Co., Ltd., another subsidiary of ours. In 2022, ECARX Technology Limited made capital contribution of US$14.6 million and US$25.0 million to its subsidiaries, ECARX Limited and ECARX (Hubei) Tech Co., Ltd., respectively. In 2023, (i) ECARX Group Limited made capital contribution of US$100.0 million to ECARX Technology Limited; (ii) ECARX Technology Limited made capital contribution of US$60.0 million to ECARX (Hubei) Tech Co., Ltd., and US$31.5 million to its subsidiary, ECARX Limited; (iii) ECARX (Hubei) Tech Co., Ltd. made capital contribution of RMB51.0 million to its subsidiary, JICA Intelligent; and (iv) ECARX Holdings converted its £3.0 million loan to ECARX Limited into equity. In 2021, 2022, and 2023, Hubei ECARX received RMB2.1 billion, RMB157.0 million, and nil in the form of loans from our subsidiaries, respectively. (v) ECARX Limited made capital contribution of US$2.7 million to ECARX Americas Inc.

Cash transfers involving Hubei ECARX, the former VIE. In 2021 and 2022, Hubei ECARX received RMB2.1 billion and RMB157.0 million in the form of loans from our subsidiaries, respectively. In 2021, subsidiaries of Hubei ECARX made payments totaling US$1.7 million to ECARX Technology Limited relating to certain sales transactions. In 2021, Hubei ECARX received RMB270.0 million in the form of loans from JICA Intelligent. In 2022, Hubei ECARX, ECARX Technology, and ECARX (Hubei) Tech Co., Ltd. made payments totaling RMB36.1 million, US$2.2 million, and RMB60.0 million, respectively, to ECARX Sweden AB relating to certain research and development expense. In 2022, Hubei ECARX made payments totaling RMB270.0 million to JICA Intelligent. In 2023, ECARX Technology and ECARX (Hubei) Tech Co., Ltd. made payments totaling US$1.2 million and RMB204.7 million, respectively, to ECARX Sweden AB relating to certain research and development expense. Following the Restructuring in 2022, we no longer have any VIE in China.

We, our subsidiaries, and, for the periods ended prior to the Restructuring, the former VIEs, have not declared or paid dividends or made any distributions as of the date of this annual report. We do not intend to declare dividends or make distributions in the near future. Any determination to pay dividends in the future will be at the discretion of our board of directors.

We are subject to various restrictions on inter-company fund transfers and foreign exchange control.

Dividends. ECARX Holdings is a holding company and may rely on dividends and other distributions on equity paid by our subsidiaries for its cash and financing requirements. Restrictions on the ability of our mainland China subsidiaries to pay dividends to an offshore entity primarily include: (i) our mainland China subsidiaries may pay dividends only out of their accumulated after-tax profits upon satisfaction of applicable statutory conditions and procedures, if any, determined in accordance with accounting standards and regulations in China; (ii) each of our mainland China subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital; (iii) our mainland China subsidiaries are required to complete certain procedural requirements related to foreign exchange control in order to make dividend payments in foreign currencies; and (iv) a withholding tax, at the rate of 10% or lower, is payable by our mainland China subsidiary upon dividend remittance. Such restrictions could have a material and adverse effect on the ability of ECARX Holdings to distribute profits to its shareholders. Under Cayman Islands law, while there are no exchange control regulations or currency restrictions, ECARX Holdings is also subject to certain restrictions under Cayman Islands law on dividend distribution to its shareholders, namely that it may only pay dividends out of profits or share premium account, and provided always that in no circumstances may a dividend be paid if this would result in ECARX Holdings being unable to pay its debts as they fall due in the ordinary course of business.

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

Shareholder loans and capital contributions. Loans by us to our mainland China subsidiaries to finance their operations shall not exceed certain statutory limits and must be registered with the local counterpart of SAFE, and any capital contribution from us to our mainland China subsidiaries is required to be registered with the competent government authorities in mainland China.
Financial Information Relating to the Former VIEs
In December 2019, ECARX (Wuhan) Technology Co., Ltd., or the WFOE, was established in China as a wholly owned subsidiary of ECARX Holdings. ECARX Holdings, through the WFOE, is the primary beneficiary of the former VIEs. Since early 2022, ECARX Holdings has implemented the Restructuring. In association with the Restructuring, in April 2022 ECARX Holdings, Hubei ECARX and shareholders of Hubei ECARX entered into a VIE Termination Agreement, pursuant to which, the VIE Agreements were terminated with immediate effect.

Selected Condensed Consolidating Statements of Comprehensive Income/Loss Information
The following tables present our condensed consolidating schedule depicting the consolidated statements of comprehensive loss for the fiscal years ended December 31, 2021 and 2022.

	Year Ended December 31, 2022
	(RMB in thousands)
	ECARX Holdings	WFOE	Former VIEs	Other Subsidiaries	Elimination adjustments		Consolidated

Revenues	—	—	936,520	2,927,944	(302,470)	(1)	3,561,994
Cost of revenues	—	—	(680,699)	(2,189,886)	302,470	(1)	(2,568,115)
Gross profit	—	—	255,821	738,058	—		993,879
Operating expenses	(26,005)	(299)	(253,107)	(2,440,297)	97,608	(5)	(2,622,100)
Loss from operation	(26,005)	(299)	2,714	(1,702,239)	97,608		(1,628,221)
Interest income	6,565	7,741	1,448	7,255	(9,189)	(3)	13,820
Interest expense	(3,132)	—	(17,370)	(33,230)	9,189	(3)	(44,543)
Share of loss of subsidiaries and former VIEs	(1,511,004)	—	—	—	1,511,004	(4)	—
Income (loss) from equity method investments	—	—	(86,588)	14,660	—		(71,928)
Gain/(Loss) on the Restructuring	—	(1,337,832)	1,639,979	(302,147)	—		—
Gains on intellectual property transfers	—	—	1,171,300	—	(1,171,300)	(5)	—
Other non-operating (expenses) income, net	(31,302)	(5,178)	81,818	107,453	—		152,791
Loss before income taxes	(1,564,878)	(1,335,568)	2,793,301	(1,908,248)	437,312		(1,578,081)
Income tax expenses	—	(19,263)	—	(9,802)	—		(29,065)
Net loss	(1,564,878)	(1,354,831)	2,793,301	(1,918,050)	437,312		(1,607,146)
Foreign currency translation adjustments, net of nil income taxes	(391,934)	—	—	(96,181)	96,181	(4)	(391,934)
Comprehensive loss	(1,956,812)	(1,354,831)	2,793,301	(2,014,231)	533,493		(1,999,080)

	Year Ended December 31, 2021
	(RMB in thousands)
	ECARX Holdings	WFOE	Former VIEs	Other Subsidiaries	Elimination adjustments		Consolidated
Revenues	—	—	2,755,780	120,224	(96,941)	(1)(2)	2,779,063
Cost of revenues	—	(400)	(1,938,222)	(56,841)	33,463	(1)	(1,962,000)
Gross profit	—	(400)	817,558	63,383	(63,478)		817,063
Operating expenses	(17,660)	(1)	(1,726,430)	(136,628)	63,478	(2)	(1,817,241)
Loss from operation	(17,660)	(401)	(908,872)	(73,245)	—		(1,000,178)
Interest income	885	20	11,696	2,020	(966)	(3)	13,655
Interest expense	(514)	—	(131,152)	(885)	966	(3)	(131,585)
Share of loss of subsidiaries and former VIEs	(1,170,450)	—	—	—	1,170,450	(4)	—
Income (loss) from equity method investments	—	—	14,433	(16,952)	(1,372)	(6)	(3,891)
Other non-operating (expenses) income, net	12,478	—	(89,641)	29,265	—		(47,898)
Loss before income taxes	(1,175,261)	(381)	(1,103,536)	(59,797)	1,169,078		(1,169,897)
Income tax expenses	—	—	(3,329)	(3,532)	—		(6,861)
Net loss	(1,175,261)	(381)	(1,106,865)	(63,329)	1,169,078		(1,176,758)
Foreign currency translation adjustments, net of nil income taxes	4,551	—	—	(20,310)	20,310	(4)	4,551
Comprehensive loss	(1,170,710)	(381)	(1,106,865)	(83,639)	1,189,388		(1,172,207)

___________________________
(1)To eliminate the inter-company sales of goods transactions between subsidiaries of ECARX Holdings and the former VIEs.
(2)To eliminate the inter-company sales of services transactions between subsidiaries of ECARX Holdings and the former VIEs.
(3)To eliminate the interest income and interest expense recognized in ECARX Holdings and subsidiaries of ECARX Holdings respectively for the loans that ECARX Holdings has provided to its subsidiaries and for the loans that a subsidiary of ECARX Holdings has provided to the former VIEs.
(4)To reflect the elimination on share of comprehensive loss that ECARX Holdings picked up from its subsidiaries and former VIEs.
(5)To eliminate the gains, related intangible assets and amortization expenses relating to the inter-company transfer of intellectual properties from Hubei ECARX to ECARX (Hubei) Tech.
(6)To reflect the reversal of income (loss) from equity method investments that the former VIEs picked up from JICA Intelligent.
Selected Condensed Consolidating Balance Sheets Information
The following tables present our condensed consolidating schedule depicting the consolidated balance sheets as of December 31, 2022. As a result of the Restructuring, ECARX Holdings did not consolidate Hubei ECARX as of December 31, 2022.

	As of December 31, 2022
	(RMB in thousands)
	ECARX Holdings	WFOE	Former VIEs	Other Subsidiaries	Elimination adjustments		Consolidated
ASSETS
Current assets
Cash	119,022	330	—	741,120	—		860,472
Restricted cash	—	—	—	40,957	—		40,957
Accounts receivable - related parties, net	—	—	—	835,320	—		835,320
Amounts due from related parties	4,168,615	520	—	932,117	(4,189,523)	(1)(2)	911,729
Other current assets	35	125	—	1,204,695	—		1,204,855
Total current assets	4,287,672	975	—	3,754,209	(4,189,523)		3,853,333
Non-current assets
Investment in WFOE	—	—	—	1,724,298	(1,724,298)	(4)	—
Long-term investments	69,319	—	—	284,536	—		353,855
Intangible assets, net	—	—	—	1,118,553	(1,073,692)	(5)	44,861
Other non-current assets	—	213,695	—	265,288	—		478,983
Total non-current assets	69,319	213,695	—	3,392,675	(2,797,990)		877,699
Total assets	4,356,991	214,670	—	7,146,884	(6,987,513)		4,731,032

LIABILITIES
Current liabilities
Share of losses in excess of investments in subsidiaries and former VIEs	3,948,086	—	—	—	(3,948,086)	(3)	—
Accounts payable - related parties	—	—	—	241,773	—		241,773
Amounts due to related parties	18,925	1,446	—	4,211,995	(4,189,523)	(1)(2)	42,843
Other current liabilities	146,507	24,664	—	3,471,654	—		3,642,825
Total current liabilities	4,113,518	26,110	—	7,925,422	(8,137,609)		3,927,441
Non-current liabilities
Total non-current liabilities	439,869	—	—	398,178	—		838,047
Total liabilities	4,553,387	26,110	—	8,323,600	(8,137,609)		4,765,488

MEZZANINE EQUITY	—	—	—	—	—		—

SHAREHOLDERS’ DEFICIT
Ordinary Shares	—	1,600,105	—	—	(1,600,105)	(3)(4)	—
Class A Ordinary Shares	9	—	—	—	—		9
Class B Ordinary Shares	1	—	—	—	—		1
Additional paid-in capital	5,919,660	—	—	916,555	(916,555)	(3)	5,919,660
Accumulated deficit	(5,730,180)	(1,411,545)	—	(2,138,709)	3,550,254	(3)	(5,730,180)
Accumulated other comprehensive income / (loss)	(385,886)	—	—	(116,502)	116,502	(3)(4)	(385,886)
Non-redeemable non-controlling interests	—	—	—	161,940	—		161,940
Total shareholders’ deficit	(196,396)	188,560	—	(1,176,716)	1,150,096		(34,456)
Total liabilities, mezzanine equity and shareholders’ deficit	4,356,991	214,670	—	7,146,884	(6,987,513)		4,731,032

___________________________
(1)To eliminate the balances resulted from related party transactions between subsidiaries of ECARX Holdings as of December 31, 2022.
(2)To eliminate the amounts related to the loans provided by ECARX Holdings to its subsidiaries as of December 31, 2022.
(3)To eliminate ECARX Holdings’ equity pick-up from consolidated entities under respective equity accounts with corresponding long-term investment balances.
(4)To eliminate the ordinary shares of WFOE and the investment made by ECARX Technology Limited to WFOE upon consolidation.
(5)To eliminate the gains, related intangible assets and amortization expenses relating to the inter-company transfer of intellectual properties from Hubei ECARX to ECARX (Hubei) Tech.
(6)To eliminate the accumulated equity pick-up of equity method investments that represented our equity interest in JICA Intelligent.
Selected Condensed Consolidating Cash Flows Information
The following tables present our condensed consolidating schedule depicting the consolidated cash flows for the fiscal years ended December 31, 2021 and 2022 of ECARX Holdings, the WFOE, the former VIEs, other subsidiaries, and corresponding eliminating adjustments separately.

	Year Ended December 31, 2022
	(RMB in thousands)
	ECARX Holdings	WFOE	Former VIEs	Other Subsidiaries	Elimination adjustments		Consolidated
Operating activities:
Net cash generated from / (used in) operating activities	(22,893)	324	224,031	(662,799)	—		(461,337)

Investing activities:
Purchase of property, equipment and intangible assets	—	—	(36,074)	(121,212)	—		(157,286)
Proceeds from disposal of property, equipment and intangible assets	—	—	—	1,732	—		1,732
Cash paid for acquisition of equity investments	(67,790)	—	—	(11,652)	—		(79,442)
Cash disposed in deconsolidation of Suzhou Photon-Matrix	—	—	(22,643)	—	—		(22,643)
Proceeds from (cash paid for) transfer of long-term investments in the Restructuring	—	—	234,949	(234,949)	—		—
Cash received on deconsolidation of Hubei Dongjun	—	—	1,000	—	—		1,000
Financial support to an equity method investee	—	—	(28,500)	—	—		(28,500)
Loans to related parties	(251,470)	—	(8,060)	(406,200)	608,470	(1)(3)(5)	(57,260)
Repayment received of loans to related parties	61,803	—	25,000	324,360	(381,803)	(1)(5)	29,360
Advances to related parties	(476,842)	—	—	—	476,842	(2)	—
Net cash (used in) / provided by investing activities	(734,299)	—	165,672	(447,921)	703,509		(313,039)

Financing activities:
Proceeds from issuance of Series B Convertible Redeemable Preferred Shares	159,485	—	—	—	—		159,485
Cash contributed by redeemable non-controlling shareholders	—	—	10,000	—	—		10,000
Proceeds from short-term borrowings	—	—	400,000	870,000	—		1,270,000
Repayment for short-term borrowings	—	—	(1,332,000)	—	—		(1,332,000)
Borrowings from related parties	—	—	157,000	1,151,470	(608,470)	(1)(3)(5)	700,000
Repayment of borrowings from related parties	—	—	(270,000)	(811,803)	381,803	(1)(5)	(700,000)
Proceeds from advances from related parties	—	—	—	476,842	(476,842)	(2)	—
Cash disposed in the Restructuring	—	—	(20,000)	—	—		(20,000)
Proceeds from issuance of convertible notes	527,281	—	—	—	—		527,281
Payment for issuance costs of convertible notes	(2,938)	—	—	—	—		(2,938)
Cash proceeds from COVA	43,724	—	—	—	—		43,724
Cash proceeds from Geely strategic investment	139,200	—	—	—	—		139,200
Cash paid for costs of the Merger	(136,985)	—	—	—	—		(136,985)
Net cash provided by / (used in) financing activities	729,767	—	(1,055,000)	1,686,509	(703,509)		657,767

Effect of foreign currency exchange rate changes on cash and restricted cash	(12,308)	—	—	41,214	—		28,906
Net increase (decrease) in cash and restricted cash	(39,733)	324	(665,297)	617,003	—		(87,703)
Cash and restricted cash at the beginning of the year	158,755	6	665,297	165,074	—		989,132
Cash and restricted cash at the end of the year	119,022	330	—	782,077	—		901,429

	Year Ended December 31, 2021
	ECARX Holdings	WFOE	Former VIEs	Other Subsidiaries	Elimination adjustments		Consolidated
Operating activities:
Net cash generated from/(used in) operating activities	(22,741)	20	(817,989)	(66,573)	—		(907,283)
Investing activities:
Purchase of property, equipment and intangible assets	—	—	(69,419)	(16,317)	—		(85,736)
Cash contribution to subsidiaries	—	(10,000)	—	(1,600,105)	1,610,105	(4)	—
Acquisition of long-term investments	—	—	(400,000)	(945,637)	200,000	(6)	(1,145,637)
Cash surrendered from deconsolidation of a subsidiary	—	—	(8,360)	—	—		(8,360)
Loans to related parties	(70,365)	(1,590,119)	(28,850)	(747,149)	2,407,633	(1)(3)(5)	(28,850)
Advances to related parties	(3,050,956)	—	(19,806)	—	3,050,956	(2)	(19,806)
Proceeds from collection of advances to a related party	—	—	90,155	—	—		90,155
Net cash used in investing activities	(3,121,321)	(1,600,119)	(436,280)	(3,309,208)	7,268,694		(1,198,234)
Financing activities:
Proceeds from issuance of Convertible Redeemable Preferred Shares	3,222,206	—	—	—	—		3,222,206
Refundable deposits in connection with the issuance of Convertible Redeemable Preferred Shares	—	—	461,849	—	—		461,849
Repayment of refundable deposits in connection with the issuance of Convertible Redeemable Preferred Shares	—	—	(1,493,953)	—	—		(1,493,953)
Payment for issuance cost of Convertible Redeemable Preferred Shares	—	—	—	(10,000)	—		(10,000)
Cash contributed by the respective parent companies	—	1,600,105	—	210,000	(1,810,105)	(4)(6)	—
Cash contributed by non-controlling shareholders	—	—	32,000	200,000	—		232,000
Proceeds from short-term borrowings	—	—	947,000	—	—		947,000
Repayment for short-term borrowings	—	—	(91,000)	—	—		(91,000)
Borrowings from related parties	45,152	—	2,337,268	70,365	(2,407,633)	(1)(3)(5)	45,152
Repayment of borrowings from related parties	(45,152)	—	(20,000)	—	—		(65,152)
Proceeds from advances from related parties	—	—	—	3,050,956	(3,050,956)	(2)	—
Repayment of long-term debt	—	—	(1,125,310)	—	—		(1,125,310)
Net cash provided by financing activities	3,222,206	1,600,105	1,047,854	3,521,321	(7,268,694)		2,122,792
Effect of foreign currency exchange rate changes on cash and restricted cash	(17,660)	—	—	(14,359)	—		(32,019)
Net increase (decrease) in cash and restricted cash	60,484	6	(206,415)	131,181	—		(14,744)
Cash and restricted cash at the beginning of the year	98,271	—	871,712	33,893	—		1,003,876
Cash and restricted cash at the end of the year	158,755	6	665,297	165,074	—		989,132

___________________________
(1)For the year ended December 31, 2021, ECARX Holdings provided loans in the amount of US$11.0 million (equivalent to RMB70.4 million) to its two subsidiaries, ECARX Sweden AB and ECARX Limited. For the year ended December 31, 2022, ECARX Holdings provided loans in the amount of US$3.0 million (equivalent to RMB19.2 million) to ECARX Sweden AB, and US$35.0 million (equivalent to RMB232.3 million) to ECARX (Hubei) Tech Co., Ltd.. For the year ended December 31, 2022, ECARX Sweden AB repaid loans in the amount of US$8.8 million (equivalent to RMB61.8 million) to ECARX Holdings. These transactions were eliminated as inter-company transactions upon preparation of the consolidated information.
(2)For the year ended December 31, 2021, ECARX Holdings paid advances of US$478.5 million (equivalent to RMB3,051.0 million) to its subsidiary, ECARX Technology Limited. For the year ended December 31, 2022, ECARX Holdings paid advances of US$50.9 million (equivalent to RMB337.4 million) to ECARX Technology Limited, and US$21.0 million (equivalent to RMB139.4 million) to ECARX Group Limited. These transactions were eliminated as inter-company transactions upon preparation of the consolidated information.
(3)For the year ended December 31, 2021, the WFOE and ECARX (Hubei) Tech respectively provided loans in the amount of RMB1,590.1 million and RMB477.1 million to the former VIEs. For the year ended December 31, 2022, ECARX (Hubei) Tech provided loans in the amount of RMB157.0 million to the former VIEs. These transactions were eliminated as inter-company transactions upon preparation of the consolidated information.
(4)For the year ended December 31, 2021, ECARX Technology Limited made capital contribution of RMB1,600.1 million to WFOE, and the WFOE made capital contribution of RMB10.0 million to ECARX (Shanghai) Technology Co., Ltd. The cash transfer among the subsidiaries were eliminated upon consolidation.
(5)For the year ended December 31, 2021, JICA Intelligent provided loans in the amount of RMB270 million to the former VIEs, which were fully repaid in 2022. For the year ended December 31, 2022, JICA Intelligent provided loans in the amount of RMB200 million to ECARX (Hubei) Tech. ECARX (Hubei) Tech repaid RMB50 million in September 2022. These transactions were eliminated as inter-company transactions upon preparation of the consolidated information.
(6)For the year ended December 31, 2021, the former VIEs contributed RMB200,000 in cash to JICA Intelligent, and it was eliminated as inter-company transactions upon preparation of the consolidated information.
A.[Reserved]
B.Capitalization and Indebtedness
Not applicable.
C.Reasons for the Offer and Use of Proceeds
Not applicable.
D.Risk Factors
Summary of Risk Factors
Risks Relating to Our Business and Industry
•We have a relatively limited operating history and face significant challenges in a fast-developing industry;
•If our solutions do not effectively address the evolution of the automotive industry or automotive intelligence technologies, our business could be adversely affected;
•Changes in automobile sales and market demand can adversely affect our business;
•Disruptions in the supply of components or the underlying raw materials used in our products may materially and adversely affect our business and profitability;
•A reduction in the market share or changes in the product mix offered by our customers could materially and adversely affect our business, financial condition, and results of operations;
•The automotive intelligence industry is highly competitive, and we may not be successful in competing in this industry;
•We had negative net cash flows from operations in the past and have not been profitable, which may continue in the future;
•We currently have a concentrated customer base with a limited number of key customers, particularly including certain of our related parties such as Geely Holding’s subsidiaries. The loss of one or more of our key customers, or a failure to renew our agreements with one or more of our key customers, could adversely affect our results of operations and ability to market our products and services;
•We are subject to risks and uncertainties associated with international operations, which may harm our business;
•Our automotive intelligence technologies and related hardware and software could have defects, errors, or bugs, undetected or otherwise, which could create safety issues, reduce market adoption, damage our reputation with current or prospective customers, or expose us to product liability and other claims that could materially and adversely affect our business, financial condition, and results of operations;
•We rely on our business partners and other industry participants. Business collaboration with partners is subject to risks, and these relationships may not lead to significant revenue. Any adverse change in our cooperation with our business partners could harm our business;
•Our business plans require a significant amount of capital. In addition, our future capital needs may require us to sell additional equity or debt securities that may dilute our shareholders or introduce covenants that may restrict our operations or our ability to pay dividends;
•A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition;
•We are subject to risks relating to the Restructuring;
•We may not be able to realize the potential financial or strategic benefits of business ventures, acquisitions or strategic investments and we may not be able to successfully integrate acquisition targets, which could impact our ability to grow our business, develop new products or sell our products;
•We may incur material losses and costs as a result of warranty claims, product recalls, and product liabilities that may be brought against us; and
•Our business is subject to complex and evolving laws and regulations regarding cybersecurity, privacy, data protection and information security in China and elsewhere. Any privacy or data security breach or any failure to comply with these laws and regulations could damage our reputation and brand, result in negative publicity, legal proceedings, increased cost of operations, warnings, fines, service or business suspension, or otherwise harm our business and results of operations.
Risks Relating to Doing Business in China
•The PRC government has significant oversight and discretion over our business operations, and it may influence on our operations as part of its efforts to enforce PRC law, which could result in a material adverse change in our operations and the value of our securities;
•Risks and uncertainties regarding interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us, hinder our ability and the ability of any holder of our securities to offer or continue to offer such securities, result in a material adverse change to our business operations, and damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our securities to significantly decline in value or become worthless;
•The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our offerings under PRC law, and, if so required, we cannot predict whether or when we will be able to obtain such approval or complete such filing, and even if we obtain such approval, it could be rescinded. Any failure to or delay in obtaining such approval or complying with such filing requirements in relation to our offerings, or a rescission of such approval, could subject us to sanctions imposed by the CSRC or other PRC government authorities;
•The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections;
•Our securities may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in mainland China and Hong Kong. The delisting of our securities, or the threat of their being delisted, may materially and adversely affect the value of your investment;
•Additional disclosure requirements to be adopted by and regulatory scrutiny from the SEC in response to risks related to companies with substantial operations in China, which could increase our compliance costs, subject us to additional disclosure requirements, and/or suspend or terminate our future securities offerings, making capital-raising more difficult;

•The M&A Rules and certain other PRC regulations establish complex procedures for certain acquisitions of mainland China companies, which could make it more difficult for us to pursue growth through acquisitions in China; and
•Substantial uncertainties exist with respect to the interpretation and implementation of 2019 PRC Foreign Investment Law and its Implementation Rules.
Risks Relating to Our Securities
•The price of our securities may be volatile, and the value of our securities may decline;
•A market for our securities may not develop or be sustained, which would adversely affect the liquidity and price of our securities;
•If we do not meet the expectations of equity research analysts, if they do not publish research reports about our business or if they issue unfavorable commentary or downgrade our securities, the price of our securities could decline;
•Sales of a substantial number of our securities in the public market could cause the price of our securities to fall; and
•Future issuance of Ordinary Shares will result in additional dilution of the percentage ownership of our shareholders and could cause our share price to fall.
Risks Relating to Our Business and Industry
We have a relatively limited operating history and face significant challenges in a fast-developing industry.
We commenced operations in 2017. As we have a relatively limited operating history, it is difficult to predict our future revenues and appropriately budget for our expenses, and we may have limited insight into trends that may emerge and affect our business. You should consider our business and prospects in light of the risks and challenges that we face as a new entrant into a fast-developing industry, including with respect to our ability to:
•advance our technologies;
•design and deliver intelligent, reliable, and quality solutions that appeal to customers;
•establish, expand, and diversify our customer base;
•build a well-recognized and respected brand cost-effectively;
•market our products and services;
•optimize our pricing strategy;
•maintain a reliable, secure, high-performance, and scalable technology infrastructure;
•enhance our cybersecurity and data security;
•attract, retain, and motivate talented employees;
•improve and maintain our operating efficiency;
•compete in our industries;
•navigate an evolving and complex regulatory environment; and
•manage supply chain effectively; and manage our growth effectively.

If we fail to address any or all of these risks and challenges, our business, financial condition, and results of operations could be materially and adversely affected.

If our solutions do not effectively address the evolution of the automotive industry or automotive intelligence technologies, our business could be adversely affected.
The automotive industry and automotive intelligence technologies are rapidly evolving. Our business and prospects will depend on our ability to identify consumer needs, and to develop, introduce, and achieve market acceptance of our new and enhanced products in a cost-effective manner. We cannot assure you that our products and services will be or will continue to be accepted by the market.
We have invested and will continue to invest significantly in research and development and we are in the process of developing a myriad of automotive computing platform, SoC core module, and software solution and products. Our investment in research and development may not result in marketable products or services or may result in products and services that generate less market acceptance and revenues than we anticipate. Although we believe that our technologies and products are promising, we cannot assure you that we can achieve our development goals and successfully commercialize all of these automotive intelligence technologies. In addition, we cannot assure you that, once commercialized, these technologies can stand the test of time.
We believe that the confidence and trust of our customers are essential in the success of our automotive intelligence technologies. Customers will be less likely to purchase our products if they are not convinced of the technical or functional superiority of our technologies. Any defects in or significant malfunctioning of our automotive intelligence products and services, or any negative perceptions of such, with or without any grounds, may weaken such confidence and trust in us, which may materially and adversely affect our reputation, financial condition, and results of operations. Similarly, suppliers and other third parties will be less likely to invest time and resources in developing business relationships with us if they are not convinced that our business or our technologies will succeed.
Changes in automobile sales and market demand can adversely affect our business.
Our business is directly related to automobile sales and production by automotive OEMs. Automobile sales and production could sometimes be highly cyclical and, in addition to general economic conditions, also depend on other factors such as consumer confidence and preferences. Lower automobile sales would be expected to result in substantially all of our automotive OEM customers lowering vehicle production schedules, which has a direct impact on our earnings and cash flows. In addition, automobile sales and production can be affected by labor relations issues, regulatory requirements, trade agreements, the availability of consumer financing, and other factors. Economic declines that result in a significant reduction in automobile sales and production by automotive OEMs could materially and adversely affect our business, financial condition, and results of operations.
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
We depend on the continued growth, viability, and financial stability of our customers. Our customers primarily include automotive OEMs and tier 1 automotive suppliers. The automotive industry is subject to rapid technological change, vigorous competition, short product life cycles, and cyclical consumer demand patterns and industry consolidation. When our customers are adversely affected by these factors, we may be similarly affected to the extent that our customers reduce the volume of orders for our products and services. As a result of changes affecting our customers, sales mix can shift, which may have either favorable or unfavorable impact on our revenues. For example, a shift in sales demand favoring a particular automotive OEM’s vehicle model for which we do not have a supply contract may adversely affect our business. A shift in regional sales demand toward certain markets could adversely affect the sales of those of our customers that have a low market share in those regions, which in turn could materially and adversely affect our business.
The mix of vehicle offerings by our automotive OEM customers, which can be affected by industry consolidation, also could affect our business. Any merger between major automotive OEMs may result in the discontinuation of certain major vehicle brands previously marketed under separate companies, which may materially and adversely affect our financial condition and results of operations. In addition, a decrease in consumer demand for specific types of vehicles where we have traditionally supplied significantly could materially and adversely affect our business, financial condition, and results of operations.
The automotive intelligence industry is highly competitive, and we may not be successful in competing in this industry.
The automotive intelligence market is highly competitive. We have strategically entered into this market and we expect this segment to become more competitive in the future as more players make their entrance. Competition is based primarily on technology, innovation, quality, delivery, and price. Many of our current and potential competitors, particularly international competitors, have significantly greater financial, technical, manufacturing, marketing, and other resources than we do and may be able to devote greater resources to the design, development, manufacturing, distribution, promotion, sale, and support of their products. We cannot assure you that our products and services will be able to compete successfully with those of our existing and any new competitors. If we fail to compete successfully, our prospects, results of operations, and financial condition could be adversely affected.
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
We incurred net losses of RMB1,176.8 million, RMB1,607.1 million and RMB1,015.2 million (US$143.0 million) in 2021, 2022 and 2023, respectively, and we have not been profitable since our inception. In addition, we had negative cash flows from operating activities of RMB907.3 million, RMB461.3 million and RMB1,243.4 million (US$175.1 million) in 2021, 2022 and 2023, respectively. We have made significant up-front investments in research and development, service network, and sales and marketing to rapidly develop and expand our business. We expect to continue to invest significantly in these areas to establish and expand our business, and these investments may not result in an increase in revenue or positive cash flow on a timely basis, or at all.
We may not be able to generate sufficient revenues and we may incur substantial losses for a number of reasons, including lack of demand for our products and services, increasing competition, challenging macro-economic environment, as well as other risks discussed herein, and we may incur unforeseen expenses, or encounter difficulties, complications, or delays in generating revenue or achieving profitability. If we are unable to achieve profitability, we may have to reduce the scale of our operations, which may impede our business growth and adversely affect our financial condition and results of operations. In addition, our continuous operation depends on our capability to obtain sufficient external equity or debt financing. There is substantial doubt regarding our ability to continue as a going concern if our plans to secure additional funding and optimize operational efficiencies do not materialize. If we do not succeed in doing so, we may need to curtail our operations, which could adversely affect our business, results of operations, financial position, and cash flows.
We currently have a concentrated customer base with a limited number of key customers, particularly including certain of our related parties such as Geely Holding’s subsidiaries. The loss of one or more of our key customers, or a failure to renew our agreements with one or more of our key customers, could adversely affect our results of operations and ability to market our products and services.
We derive a substantial portion of our revenue from a limited number of key customers, particularly including certain of our related parties such as Geely Holding’s subsidiaries. Although we are expanding and diversifying our customer base, we may continue to have a concentrated customer base. In particular, Geely Holding and its subsidiaries have and are expected to continue to account for a substantial portion of our revenues. For the years ended December 31, 2021, 2022, and 2023, sales to Geely Holding and its subsidiaries (which, for the avoidance of doubt, exclude sales of SoC Core Modules or software licenses by us to third party customers which are then integrated into their infotainment and cockpit products and sold by such third party customers to Geely Holding and its subsidiaries) accounted for 70.4%, 67.0%, and 78.9% of our total revenues, respectively. The agreements between us and Geely Holding’s subsidiaries are described in more details in this annual report under “Item 7. Major Shareholders and Related Party Transactions—B. Related Person Transactions.”
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

Industry data, projections, and estimates are inherently uncertain and subject to change.
Industry data and projections are inherently uncertain and subject to change. There can be no assurance that our industries will be as large as we anticipate or that projected growth will occur or continue. In addition, underlying market conditions are subject to change based on economic conditions, consumer preferences, and other factors including those that are beyond our control. We have provided projections and forecasts in the past. Our projected financial and operating information relies in large part upon variables, assumptions, and analyses developed by our management and only reflects estimates of future performance at the time such projection is made, which are subject to the need for periodic revision based on actual occurrence and business developments and may prove to be incorrect or inaccurate. The forecasts and projections also reflect assumptions as to certain business decisions that are subject to change. Multiple factors have impacted our business recently and, as a result of these factors, certain of the assumptions and estimates underlying our prior forecasts may be subject to further adjustments. As a result, our actual operating results may differ materially and adversely from those forecasted or projected and investors should not place any reliance on those forecasts or projections.
We are subject to risks and uncertainties associated with international operations and expansion, which may harm our business.
We conduct our business worldwide and we have offices in various countries. One of our key business strategies is to pursue international expansion of our business operations and market our products in multiple jurisdictions. We have established our international operations office in London and research and development and deployment capabilities in North America, Europe, and Southeast Asia.
As a result, our business is and we expect that our business will continue to be subject to a variety of risks associated with doing business internationally, including an increase in our expenses and diversion of management’s attention from other aspects of our business. Accordingly, our business and financial results in the future could be adversely affected due to a variety of factors, including:
•international economic and political conditions, and other political tensions between countries in which we do business;
•unexpected changes in, or impositions of, legislative or regulatory requirements, including changes in tax, data security, and privacy laws;
•differing legal standards with respect to protection of intellectual property and employment practices;
•local business and cultural factors that differ from our normal standards and practices, including business practices that we are prohibited from engaging in by the Foreign Corrupt Practices Act and other anti-corruption laws and regulations;
•export or import controls and restrictions, including deemed export restrictions, tariffs, quotas and other trade barriers and restrictions; and
•disruptions of capital and trading markets and currency fluctuations; and increased costs due to imposition of climate change regulations, such as carbon taxes, fuel or energy taxes, and pollution limits.
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
We face an inherent business risk of exposure to warranty claims and product liability in the event that our products fail to perform as expected and, in the case of product liability, such failure of our products results in bodily injury and/or property damage. If flaws in either the design or manufacture of our products were to occur, we could experience a rate of failure in our products that could result in significant delays in shipment and product re-work or replacement costs. We may also not be able to correct problems to our customers’ and users’ satisfaction in a timely manner. Although we engage in extensive product quality programs and processes, these may not be sufficient to avoid product failures, which could cause us to:

•lose net revenue;
•incur increased costs such as warranty expense and costs associated with customer support;
•experience delays, cancellations or rescheduling of orders for our products;
•experience increased product returns or discounts; or
•damage our reputation,
all of which could negatively affect our business, financial condition and results of operations
We rely on our business partners and other industry participants. Business collaboration with partners is subject to risks, and these relationships may not lead to significant revenue. Any adverse change in our cooperation with our business partners could harm our business.
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
We will need significant capital to, among other things, conduct research and development, expand our production capacity, and roll out our new and enhanced products and services. As we ramp up our operations, we may also require significant capital to maintain our property, plant, and equipment and such costs may be greater than what we currently anticipate. We expect that our level of capital expenditures will be significantly affected by demand for our products and services. The fact that we have a limited operating history means we have limited historical data to project the demand for our products and services in the future. As a result, our future capital requirements may be uncertain and actual capital requirements may be different from what we currently anticipate. The feasibility of our plan is contingent upon many factors outside our control. Our success is dependent upon our ability to finance our business operations and we will need to seek equity or debt financing for our cash requirements to continue our activities. Such financing might not be available to us in a timely manner or on terms that are acceptable, or at all. If we cannot obtain sufficient capital on acceptable terms, our business, financial condition, and prospects may be materially and adversely affected.
Our ability to obtain the necessary financing to carry out our business plan is subject to a number of factors, including general market conditions and investor acceptance of our business plan. These factors may make the timing, amount, terms, and conditions of such financing unattractive or unavailable to us. If we are unable to raise sufficient funds or on commercially acceptable terms, we may have to significantly reduce our spending, delay or cancel our planned activities, or substantially change our corporate structure. Further, if we are unable to obtain funding in a timely manner, we may not be able to meet our payment obligations under existing or future credit facilities and we may be in default under the agreement governing such indebtedness, which in turn may constitute a default under agreements governing our other indebtedness.

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
A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.
COVID-19 had a severe and negative impact on the Chinese and the global economy from 2020 through 2022, and the global macroeconomic environment still faces numerous challenges. The growth rate of the Chinese economy has been slowing since 2010 and the Chinese population began to decline in 2022. The Federal Reserve and other central banks outside of China have raised interest rates. The recovery of the Chinese and global economy in 2023 was met with challenges and there has been a decline in consumption, including automobile consumption. Automotive OEMs have cut costs to maintain competitive price of their products to stimulate demand. This has and may continue to have a negative impact on our ability to charge automotive OEMs and hence our results of operations. The Russia-Ukraine conflict, the Hamas-Israel conflict and attacks on shipping in the Red Sea have heightened geopolitical tensions across the world. The impact of the Russia-Ukraine conflict on Ukraine food exports has contributed to increases in food prices and thus to inflation more generally. There have also been concerns about the relationship between China and other countries which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to a wide range of issues including trade policies, treaties, government regulations and tariffs. See also “—Heightened tensions in international relations, particularly between the United States and China, may adversely impact our business, financial condition, and results of operations.” Economic conditions in China also are sensitive to global economic conditions. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.
We are involved from time to time in legal proceedings and commercial or contractual disputes, which could have an adverse impact on our profitability and consolidated financial position.
We may be involved in legal proceedings and commercial or contractual disputes that, from time to time, are significant. These are typically claims that arise in the normal course of business including, without limitation, commercial or contractual disputes, including warranty claims and other disputes with customers and suppliers; intellectual property matters; personal injury claims; environmental, health and safety issues; tax matters; and employment matters. The final amounts required to resolve these matters could differ materially from our recorded estimates and our results of operations could be materially affected.
We are subject to risks relating to the Restructuring.
Prior to 2022, we conducted our operation in China through our PRC subsidiaries as well as through Hubei ECARX, our former VIE based in China. In early 2022, we implemented the Restructuring, through which the contractual arrangements that allowed us to consolidate Hubei ECARX were terminated. All of Hubei ECARX’s businesses, assets and related liabilities, contracts, intellectual properties and employees were transferred to our subsidiary, ECARX (Hubei) Tech, and its subsidiaries, with certain exclusions which were inconsequential to our operations in 2020 and 2021 and which we believe have not had and will not have any material impact on our business operations or financial results. These include businesses and assets relating to surveying and mapping services, ICP businesses, and certain retained investments. As of the date of this annual report, the Restructuring has been completed and we do not have any VIE in China. See “Item 4. Information on the Company—C. Organizational Structure.”
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
We have completed a number of acquisitions and strategic long-term investments in recent years, including a controlling interest in JICA Intelligent, and we expect to continue to acquire and invest in other businesses that offer products, services, and technologies that we believe will help expand or enhance our existing products, strategic objectives, and business. While we believe that such transactions are an integral part of our long-term strategy, there are risks and uncertainties related to these activities, which could impair our ability to grow our business and have an adverse effect on our results of operations and financial conditions. Given that our resources are limited, the decision to pursue business ventures, acquisitions, and strategic alliances has opportunity costs. Accordingly, if we pursue a particular transaction, we may need to forgo the prospect of entering into other transactions that could help us achieve our strategic objectives. Additional risks related to business ventures, acquisitions, or strategic investments include, but are not limited to:
•difficulty in combining the technology, products, operations, or workforce of the acquired business with our business;
•diversion of capital and other resources, including management’s attention;
•assumption of liabilities and incurring amortization expenses, impairment charges to goodwill or write-downs of acquired assets;
•integrating financial forecasting and controls, procedures, and reporting cycles;
•coordinating and integrating operations in countries in which we have not previously operated;
•acquiring business challenges and risks, including, but not limited to, disputes with management and integrating international operations and joint ventures;
•difficulty in realizing a satisfactory return, if at all;
•difficulty in obtaining or inability to obtain governmental and regulatory consents and approvals, and other approvals or financing;
•potential failure in complying with governmental or regulatory restrictions placed on acquisitions;
•failure and costs associated with the failure to consummate a proposed acquisition or other strategic investment;
•legal proceedings initiated as a result of an acquisition or investment;
•the potential for our acquisitions to result in dilutive issuances of our equity securities;
•the potential variability of the amount and form of any performance-based consideration;
•uncertainties and time needed to realize the benefits of an acquisition or strategic investment, if at all;
•negative changes in general economic conditions in the regions or the industries in which we or our target operate;
•the need to determine an alternative strategy if an acquisition does not meet our expectations; and
•potential failure of our due diligence processes to identify significant issues with the acquired assets or company; and impairment of relationships with, or loss of our or our target’s employees, vendors, and customers, as a result of our acquisition or investment.
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
We face an inherent business risk of exposure to warranty claims and product liability in the event that our products fail to perform as expected and, in the case of product liability, such failure of our products results in bodily injury or property damage. The fabrication process of our products is complex and precise. Our customers specify quality, performance, and reliability standards. If flaws in either the design or manufacture of our products were to occur, we could experience a rate of failure in our products that could result in significant delays in delivery and product re-work or replacement costs. Although we engage in extensive product quality programs and processes, these may not be sufficient to avoid product failures, which could cause us to:
•lose revenue;
•incur increased costs such as warranty expense and costs associated with customer support;
•experience delays, cancellations, or rescheduling of orders for our products;
•experience increased product returns or discounts; or
•damage our reputation.
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
Our product and service offerings involve the collection, storage, and transmission of data and we face significant challenges with respect to cybersecurity, privacy, data protection, and information security amid a complex and evolving regulatory framework in China and other geographies that we operate in.
Information stored on our systems may be targeted in cyber-attacks, including computer viruses, worms, phishing attacks, malicious software programs, and other information security breaches, which could result in the unauthorized release, gathering, monitoring, misuse, loss, or destruction of such information. If cybercriminals are able to circumvent our security measures, or if we are unable to detect and prevent an intrusion into our systems, data stored with us may be compromised and susceptible to unauthorized access, use, disclosure, disruption, modification, or destruction, which could subject us to liabilities, fines, and other penalties. Additionally, if any of our employees accesses, converts, or misuses any sensitive information, we could be liable for damages, and our business reputation could be damaged or destroyed. Any actual or perceived breach of our security could damage our reputation, cause existing customers to discontinue the use of our products and services, prevent us from attracting new customers, or subject us to third-party lawsuits, regulatory fines, or other actions or liabilities, any of which could materially and adversely affect our business, financial condition, and results of operations.
We have adopted strict information security policies and deployed advanced security measures to comply with applicable requirements and to prevent data loss and other security breaches, including, among others, advanced encryption technologies. Nonetheless, these measures could be breached as a result of third-party action, employee error, third-party or employee malfeasance, or otherwise. Because the techniques used to obtain unauthorized access or to sabotage systems change frequently, we may not be able to anticipate these techniques and implement adequate preventative or protective measures.
We are subject to a multitude of laws and regulations that aim to address information security, privacy, and the collection, storage, sharing, use, disclosure, and protection of data in various jurisdictions. Specifically, our operations in China are subject to a variety of PRC laws and regulations covering cybersecurity, privacy, data protection, and information security, including, among others, the PRC National Security Law, the PRC Cyber Security Law, the PRC Personal Information Protection Law, the PRC Data Security Law, the Regulations on Security Protection of Critical Information Infrastructure, the revised Measures for Cybersecurity Review, the Several Provisions on Automobile Data Security Management (for Trial Implementation), the Administrative Measures for Data Security in the Field of Industry and Information Technology (for Trial Implementation), the Measures for Security Assessment of Cross-Border Data Transfers. Such PRC laws and regulations were promulgated by PRC government authorities in recent years and impose higher compliance requirements on internet service providers and other network operators, such as in respect of the purposes, methods and scope of information collection and the use of information, acquisition of appropriate user consent, establishment of user information protection systems, and protection of national security. In practice, the PRC government authorities have heightened their supervision on the protection of data security by initiating investigations on certain mainland China companies regarding their cybersecurity and use of personal information and data. Given the novelty of these laws and regulations, there are substantial uncertainties with respect to their interpretation and implementation and additional laws and regulations on this subject may be promulgated in the future, which may impose further requirements on us. We cannot assure you that we will or will continue to be in compliance with all regulatory requirements that will be imposed on us, and we may be faced with additional compliance costs, increased obligations, and potential liability and negative publicity for non-compliance.
On July 30, 2021, the State Council promulgated the Regulations on Security Protection of Critical Information Infrastructure, which took effect on September 1, 2021. It clarifies that, among others, the competent government authorities of certain important industries are authorized to make rules for and administer the identification of critical information infrastructure and promptly notify the critical information infrastructure operators and the public security authorities of the State Council of the results thereof. On December 28, 2021, the CAC and certain other PRC government authorities promulgated the revised Measures for Cybersecurity Review, or the Revised Measures for Cybersecurity Review, which came into effective on February 15, 2022 and replaced the Measures for Cybersecurity Review promulgated in April 2020. Pursuant to the Revised Measures for Cybersecurity Review, in addition to critical information infrastructure operators purchasing network products or services that affect or may affect national security, any online platform operator conducting data processing activities that affect or may affect national security should also be subject to a cybersecurity review. The Office of Cybersecurity Review may initiate a cybersecurity review at its own discretion pursuant to applicable procedures in accordance with the Revised Measures for Cybersecurity Review. The PRC government authorities may further enact detailed rules or issue guidance with respect to the interpretation and implementation of these rules and regulations, including rules on the identification of critical information infrastructure and the exact definition of “online platform operator.” As such, it remains uncertain whether we or other operators we provide network products and services to may be identified as critical information infrastructure operators or online platform operators. If we provide or are deemed to be providing network products and services to critical information infrastructure operators, or if we are deemed to be a critical information infrastructure operator, we would be required to follow applicable cybersecurity review procedures, and additional obligations may also be imposed on us with respect to the protection of critical information infrastructure according to the Cyber Security Law. If we are identified as an online platform operator and our data processing activities are considered to be affecting or may affect national security, we might be subject to a cybersecurity review. Because the Revised Measures for Cybersecurity Review do not define “online platform operator” or clarify the meaning of “affect or may affect national security,” and given the PRC government authority’s discretion to initiate a cybersecurity review, it is possible that we would be subject to an ex officio cybersecurity review. Such review, if undertaken, could result in certain disruptions to our operations, negative publicity with respect to us and diversion of our managerial and financial resources. Failure to complete the cybersecurity review could result in penalties such as fines, suspension of business, shutdown of websites, and revocation of business licenses and permits, any of which could materially and adversely affect our business, financial condition, and results of operations. For a comprehensive discussion on the aforementioned laws and regulations, see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation on Cyber Security and Privacy Protection.”
In response to the tightening of regulatory framework in China governing data security, cybersecurity, and privacy, in September 2021 we initiated an internal process to transfer the rights of our mainland China subsidiaries and Hubei ECARX to access and process personal data relevant to their respective business operations to Zhejiang Huanfu Technology Co., Ltd., or Zhejiang Huanfu. The transfer was completed in December 2021 and as of the date of this annual report, our mainland Chin subsidiaries do not have any right to access or process any personal data other than certain employee personal data and certain vehicle identification numbers provided by automotive OEMs in association with our provision of maintenance and repair services. In January 2022, we entered into a procurement framework agreement with Zhejiang Huanfu and concluded several procurement-related contracts pursuant to the procurement framework agreement for the sole purpose of contracting Zhejiang Huanfu to discharge our outstanding obligations to provide certain data-related services to our PRC customers. As of the date of this annual report, we have not been informed that we are a critical information infrastructure operator or a data processor conducting data processing activities that affect or may affect national security by any government authority, but it is uncertain whether we would be categorized as such under the PRC law. As of the date of this annual report, we have not been involved in any investigations or cybersecurity review by the CAC and we have not received any official inquiry, notice, warning, or sanctions in this respect. We cannot rule out the possibility that the foregoing measures may be enacted, interpreted, or implemented in ways that will adversely affect us. We cannot assure you that we would be able to accomplish any review (including the cybersecurity review), obtain any approval, complete any procedures, or comply with any other requirements applicable to us in a timely manner, or at all, if we are subject to the same. In the event of non-compliance, we may be subject to government investigations and enforcement actions, fines, penalties, and suspension of our noncompliant operations, among other sanctions, which could materially and adversely affect our business, financial condition, and results of operations.
We expect that PRC operations in the areas referenced above will receive greater public scrutiny and attention from regulators and more frequent and rigid investigation or review by regulators, which will increase our compliance costs and subject us to heightened risks. We are closely monitoring the development in the regulatory landscape and we are constantly in the process of evaluating the potential impact of the Cyber Security Law, the Civil Code, the Data Security Law, the Personal Information Protection Law, and other applicable laws and regulations on our current business practices. It remains uncertain whether any future regulatory changes would impose additional restrictions on companies like us. If further changes to our business practices are required under the evolving regulatory framework governing cybersecurity, information security, privacy, and data protection in China, our business, financial condition, and results of operations may be materially and adversely affected.
Aside from our operations in China, we are also required to comply with increasingly complex and rigorous regulatory standards enacted to protect business and personal data in the United States, Europe, and elsewhere. For example, the European Union adopted the General Data Protection Regulation, or the GDPR, which took effect on May 25, 2018. The GDPR imposes additional obligations on companies regarding the handling of personal data and provides certain individual privacy rights to persons whose data is stored.

We generally comply with industry standards and are subject to the terms of our own privacy policies. We have incurred, and will continue to incur, significant expenses in an effort to comply with privacy, data protection, and information security standards and protocols imposed by laws, regulations, industry standards, or contractual obligations. Changes in existing laws or regulations or adoption of new laws and regulations relating to privacy, data protection, and information security, particularly any new or amended laws or regulations that require enhanced protection for certain types of data or new obligations with regard to data retention, transmission, or disclosure, could greatly increase our cost in providing our service offerings, require significant changes to our operations, or even prevent us from offering certain services in jurisdictions in which we currently operate or in which we may operate in the future. Compliance with these laws and regulations could cause us to incur substantial costs, and may place restrictions on the conduct of our business and the manner in which we interact with our customers or require us to change our business practices, including our data practices, in a manner adverse to our business. Despite our efforts to comply with applicable laws, regulations, and other obligations relating to cybersecurity, privacy, data protection, and information security, it is possible that our practices, offerings, services, or platform could fail to meet all of the requirements imposed on us by such laws, regulations, or obligations. We cannot assure you that we are or will be able to comply with such laws and regulations regarding cybersecurity, privacy, data protection, and information security in all respects and any failure or perceived failure to comply with the same may result in inquiries or other proceedings being instituted against, or other actions, decisions, or sanctions being imposed on us by government authorities, consumers, or other parties, including warnings, fines, penalties, directions for rectifications, service suspension, or removal of our application from application stores, as well as in negative publicity on us and damage to our reputation, any of which could cause us to lose customers and business partners and materially and adversely affect our business, financial condition, and results of operations.
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
We have direct or indirect interactions with officials and employees of government agencies and state-owned affiliated entities in the ordinary course of business. We also have business collaborations with government agencies and state-owned affiliated entities. These interactions subject us to an increasing level of compliance-related concerns. We have and will continue to implement policies and procedures designed to ensure compliance by us and our directors, officers, employees, consultants, agents, and business partners with applicable anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions, and similar laws and regulations. However, our policies and procedures may not be sufficient and our directors, officers, employees, consultants, agents, and business partners could engage in improper conduct for which we may be held responsible.
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
If any of our executive officers and key employees terminates his or her services with us, our business may be severely disrupted, our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train, and retain qualified personnel. If any of our executive officers or key employees joins a competitor or forms a competing company, we may lose customers, know-how, and key professionals and staff members. While our executive officers and key employees have entered into an employment agreements and non-compete agreements with us, if any dispute arises between our executive officers or key employees and us, the non-competition provisions may not be enforceable, especially under PRC laws, on the ground that we have not provided adequate compensation to them for their non-competition obligations.
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
We have adopted the 2019 Share Incentive Plan, the 2021 Option Incentive Plan, and the 2022 Share Incentive Plan. For the years ended December 31, 2021, 2022, and 2023, we recorded RMB179.9 million, RMB725.7 million, and RMB174.0 million (US$24.5 million) in share-based compensation expenses, respectively.
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
The success of our business ultimately depends on consumer spending. We derive substantially all of our revenues from China. As a result, our revenues and financial results are impacted to a significant extent by economic conditions in China and globally. The global macroeconomic environment is facing numerous challenges. The growth rate of the Chinese economy has gradually slowed since 2010. Any slowdown could significantly reduce domestic commerce in China. In addition, there is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.
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
Recently there have been heightened tensions in international relations, particularly between the United States and China, but also as a result of the conflict in Ukraine and sanctions on Russia. Rising political tensions could reduce levels of trade, investment, technological exchange, and other economic activities , which would have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on our, our suppliers’ and our customers’ business, prospects, financial condition, and results of operations.
Government policies restricting international trade and investment, such as capital controls, economic or trade sanctions, export controls, tariffs or foreign investment filings and approvals, may affect the demand for our products and services and those of our customers, impact the competitive position of our products or those of our customers, or prevent us or our customers from being able to sell products in certain countries. Recently, the U.S. Department of Commerce has published interim final rules that introduce novel restrictions related to semiconductor, semiconductor manufacturing, supercomputer, and advanced computing items and end uses in China. These sanctions and export controls could adversely affect us and/or our supply chain, business partners, or customers. On August 9, 2023, the Biden administration issued Executive Order 14105 directing the U.S. Department of the Treasury to issue regulations to prohibit or require notification by U.S. persons of certain outbound investments to mainland China, Hong Kong and Macau, in sensitive technologies and products in the semiconductors and microelectronics, quantum information technologies, and artificial intelligence sectors that are critical to the military, intelligence, surveillance, or cyber-enabled capabilities of a country of concern to the United States. Subsequently, the U.S. Department of the Treasury issued an advance notice of proposed rulemaking to solicit feedback on certain questions on the scope of the new program to implement the executive order. Under the executive order and the advance notice, a limited set of investments will be outright prohibited and a broader range of investments will require notification to the U.S. Department of the Treasury. This new program, which complements existing U.S. legal authorities, including the review of certain transactions by the Committee on Foreign Investment in the United States, and U.S. sanctions and export control laws, will not go into effect immediately. Although the prohibited transactions are supposed to focus on products and technologies that have military, intelligence, surveillance, or cyber-enabled capabilities, given the nascent nature of the technologies at issue, drawing a distinction between purely civilian and military technology may prove challenging for investors and the U.S. government. In addition, on March 1, 2024, the U.S. Department of Commerce published an advance notice of proposed rulemaking seeking comments on whether and how it should regulate certain transactions involving information and communications technology and services integral to “connected vehicles” designed or produced by certain foreign entities. At this point, no such rules have been proposed, but future regulatory changes in this regard could affect the ability of our customers to sell into the United States market and therefore casting a material adverse impact on our business and operations.
The current international trade tensions and political tensions, particularly those between the United States and China, and any escalation of such tensions, may have a material negative impact on our ability to secure the supply of raw materials and key components necessary for our operations and our ability as well as the ability of our customers to continue to sell to and expand a global client base. Our business, financial condition, and results of operations may be significantly affected by the continued international trade and political tensions.
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
We lease the premises for research and development, delivery and servicing centers, and offices. We cannot assure you that we would be able to renew the lease agreements without substantial additional cost or increase in the rental cost payable by us. If a lease agreement is renewed at a rent substantially higher than the current rate, or currently existing favorable terms granted by the lessor are not extended, our business and results of operations may be adversely affected.

If we do not appropriately maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, we may be unable to accurately report our financial results and the market price of our securities may be adversely affected.
We are subject to reporting obligations under the U.S. securities laws. The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2023.

See “Item 15. Controls and Procedures.” An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2012 relating to internal controls over financial reporting. Our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse report if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.
If we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our securities. Furthermore, we have incurred and may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements going forward.

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
Entities or individuals, including our competitors, may hold or obtain patents, copyrights, trademarks, or other proprietary rights that would prevent, limit, or interfere with our ability to make, use, develop, sell, or market our products, services, or technologies, which could make it more difficult for us to operate our business. From time to time, we may receive communications from intellectual property right holders regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights and urge us to take licenses. Our applications and uses of intellectual property relating to our design, software, or technologies could be found to infringe upon existing intellectual property rights. If we are determined to have infringed upon a third party’s intellectual property rights, we may be required to do one or more of the following:
•cease selling or incorporating certain components into our products or services, or offering products or services that incorporate or use the challenged intellectual property;
•pay substantial damages;
•seek a license from the holder of the infringed intellectual property right, which may not be available on reasonable terms or at all;
•redesign our products; or
•establish and maintain alternative branding for our products and services.
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
We rely on a combination of patent, copyright, trademark, and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Despite our efforts to protect our proprietary rights, third parties may attempt to copy or otherwise obtain and use our intellectual property or seek court declarations that they do not infringe upon our intellectual property rights. Monitoring and policing unauthorized use of our intellectual property is difficult and costly, and there are uncertainties with respect to the implementation and enforcement of intellectual property laws in mainland China. We cannot assure you that the steps we have taken or will take will prevent misappropriation of our intellectual property. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources.

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
As of December 31, 2023, we had 563 registered patents and 557 pending patent applications globally. We cannot assure you that all our pending patent applications will result in issued patents. Even if our patent applications are granted and we are issued patents accordingly, it is still uncertain whether these patents will be contested, circumvented, or invalidated in the future. In addition, the rights granted under any issued patents may not provide us with meaningful protection or competitive advantages. The claims under any patents may not be broad enough to prevent others from developing technologies that are similar or that achieve results similar to ours. It is also possible that the intellectual property rights of others could bar us from licensing and exploiting our patents. Numerous patents and pending patent applications owned by others exist in the fields where we have developed and are developing our technologies. These patents and patent applications might have priority over our patent applications and could subject our patent applications to invalidation. Finally, in addition to those who may claim priority, any of our existing patents or pending patent applications may also be challenged by others on the basis that they are otherwise invalid or unenforceable.
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
To date, we have not experienced any system failure, cyber-attack or security breach that has resulted in a material interruption in our operations or material adverse effect on our financial condition. While we continually seek to expand and improve our information technology systems and maintain adequate disclosure controls and procedures, we cannot assure you that such measures will prevent interruptions or security breaches that could adversely affect our business.
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

Risks Relating to Doing Business in China
The PRC government has significant oversight and discretion over our business operations, and it may influence our operations as part of its efforts to enforce PRC law, which could result in a material adverse change in our operations and the value of our securities.
A major part of our operations is located in China. The PRC government has significant authority to influence the China operations of an offshore holding company like ECARX Holdings at any time. Accordingly, our business, prospects, financial condition, and results of operations may be influenced to a significant degree by political, economic, and social conditions in China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the degree of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures to underscore the importance of the utilization of market forces for economic reform, the divestment of state ownership in productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in mainland China are still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth through resources allocation, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to selected industries or companies.
While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among different sectors of the economy. The PRC government has implemented various measures to generate economic growth and guide the allocation of resources. Some of these measures may benefit the Chinese economy overall, but may have a negative effect on us. Any slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.
Risks and uncertainties regarding the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us, hinder our ability and the ability of any holder of our securities to offer or continue to offer such securities, result in a material adverse change to our business operations, and damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our securities to significantly decline in value or become worthless.
The PRC legal system is evolving rapidly and PRC laws, regulations, and rules may change quickly. In particular, the legal system in mainland China is based on written statutes, and court decisions have limited precedential value. The interpretations of many laws, regulations, and rules in mainland China are done inconsistently, subjecting the enforcement of the same to a great deal of uncertainties. From time to time, we may have to resort to court and administrative proceedings to enforce our legal rights. However, since the administrative authorities in mainland China have significant discretion in interpreting and implementing statutory and contractual terms, it may be difficult to predict the outcome of a judicial or administrative proceeding in mainland China, and we may not always be aware of an instance of violation of these policies and rules even after its occurrence. Such unpredictability towards our contractual, property (including intellectual property), and procedural rights could adversely affect our business and impede our ability to continue our operations.
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
In addition, the PRC government may regulate our operations at any time, or may exercise more oversight and control at any time over offerings conducted outside of China and foreign investment in China-based companies. For example, the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law issued on July 6, 2021 emphasized the need to strengthen the management over illegal securities activities and the supervision on overseas listings by mainland China-based companies. These opinions propose to take effective measures, such as promoting the establishment of regulatory frameworks, to deal with the risks and incidents facing mainland China-based overseas-listed companies, and fulfill the demand for cybersecurity and data privacy protection. These opinions and any future related implementation rules may subject us to additional compliance requirement in the future. Official guidance and interpretation of these opinions are absent in several material respects at this time.

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
The approval of and filing with the CSRC or other PRC government authorities may be required in connection with the Business Combination, our previous offerings and listing under PRC law, and, if so required, we cannot predict whether or when we will be able to obtain such approval or complete such filing, and even if we obtain such approval, it could be rescinded.
The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, issued by six PRC regulatory authorities in 2006 and amended in 2009, requires offshore special purpose vehicles that are controlled by mainland China companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of mainland China companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear. If the CSRC approval is required retrospectively for the Business Combination or any of our overseas listings or capital raising activities, it is uncertain whether we can or how long it will take us to obtain such approval and, even if we obtain such CSRC approval, such CSRC approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for our overseas listings and capital raising activities if such approval is required, or a rescission of such CSRC approval is obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.
In addition, the PRC government has indicated an intent to exert more oversight and control over overseas offerings by and foreign investment in China-based companies. The Opinions on Severely Cracking Down on Illegal Securities Activities According to Law promulgated on July 6, 2021 emphasize the need to strengthen cross-border regulatory cooperation and the administration and supervision of mainland China-based companies, and to establish a comprehensive regulatory system for the application of mainland China capital market laws and regulations outside mainland China. On February 17, 2023, the CSRC released several regulations regarding the filing requirements for overseas offerings and listings by mainland China-based companies, including the Overseas Listing Filing Rules that took effect on March 31, 2023. According to the Overseas Listing Filing Rules, the issuer or a major domestic operating company designated by the issuer, as the case may be, must make a filing with the CSRC in respect of its initial public offering or listing, follow-on offering, and other equivalent offing activities. According to the Overseas Listing Filing Rules, for an issuer which is already listed, it should make filing in accordance with the Overseas Listing Filing Rules if: (i) it issues additional convertible bonds, exchangeable bonds or preferred shares, (ii) it issues additional securities in the same overseas market, excluding securities issued for the purpose of implementing equity incentive, distribution of stock dividends, share split, etc., (iii) it issues additional securities in several offerings within its authorized scope; or (iv) it conducts a secondary listing or primary listing in any other overseas market. In connection with the Overseas Listing Filing Rules, the CSRC issued the Notice on Administrative Arrangements for the Filing of Overseas Offering and Listing by Domestic Companies on February 17, 2023, which stipulates that mainland China-based issuers like us that have completed overseas listings prior to March 31, 2023 are not required to file with the CSRC in accordance with the Overseas Listing Filing Rules immediately, but must follow filing procedures as required if such companies conduct refinancing or if other circumstances arise requiring a filing with the CSRC.
Furthermore, according to the Revised Measures for Cybersecurity Review, any online platform operator (the exact definition of “online platform operator” remains unclear) conducting data processing activities that affect or may affect national security should be subject to a cybersecurity review. On February 24, 2023, the CSRC and several other government authorities jointly issued the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Archives Rules, which took effect on March 31, 2023. The Overseas Listing Archives Rules apply to both direct and indirect overseas offerings. The Overseas Listing Archives Rules stipulate that, among other things, (i) domestic companies involved in the overseas listing of mainland China-based companies are required to strictly comply with requirements on confidentiality and archives management, establish a sound confidentiality and archives system, and take necessary measures to implement their confidentiality and archives management responsibilities; (ii) during the course of an overseas offering or listing, if a domestic company needs to publicly disclose or provide to securities companies, accounting firms, or other securities service providers and overseas regulators, any materials that contain state secrets or that have a sensitive impact (i.e., detrimental to national security or public interest if divulged), the domestic company should complete the required approval or filing and other regulatory procedures; and (iii) working papers produced in China by securities companies and securities service providers, which provide domestic companies with securities services during their overseas offering or listing, should be stored in mainland China, and the transmission of any such working papers to recipients outside mainland China must be approved by competent PRC government authorities. As of the date of this annual report, we have not been involved in any investigations or cybersecurity review initiated by the CAC and we have not received any official inquiry, notice, warning, or sanctions regarding cybersecurity and overseas listing from the CAC, the CSRC, or any other PRC government authorities.
Based on the opinion of Han Kun Law Offices, our legal counsel as to the law of mainland China, according to its interpretation of the currently in effect laws and regulations in mainland China, we believe that, as of the date of this annual report, our past offerings do not require the application or completion of any cybersecurity review or any other permission or approval from government authorities in mainland China including the CSRC.
Substantial uncertainties exist with respect to the interpretation and implementation of the Overseas Listing Filing Rules and laws and regulations relating to data security, privacy, and cybersecurity. In addition, the PRC government authorities have significant discretion in interpreting and implementing statutory provisions in general. In light of the foregoing, we cannot assure you that PRC government authorities will not take a contrary position or adopt different interpretations than those taken or adopted by us or our legal counsel, or that there will not be changes in the regulatory landscape. In other words, the application and completion of a cybersecurity review and other permissions and approvals from PRC government authorities may be required in connection with the Business Combination or our previous offerings and listing on Nasdaq. In addition, the CAC, the CSRC, or other government authorities may subsequently promulgate new rules or issue explanations mandating that we complete filings or obtain approvals, registrations, or other kinds of authorizations for the Business Combination or our previous offerings and listing on Nasdaq, on a retrospective basis.
If it is determined in the future (including on a retrospective basis) that approval from or filing with the CSRC, the CAC, or other government authorities are required for the Business Combination or our previous offerings and listing on Nasdaq, it is uncertain whether we can, or how long it will take us to, obtain such approval or complete such filing procedures and any such approval could be rescinded. In addition, if circumstances arise requiring us to make a filing or reporting, such as additional offshore listings, refinancing, and other capital raising activities conducted by us, or the occurrence of other major events with respect to us, including but not limited to the change of control, investigation, or punishment by overseas securities regulatory authorities or other competent authorities, the change of listing status or listing sector, voluntary or forced delisting, and the change of our major business activities, we cannot assure you that we will be able to complete such filing or reporting or fully comply with applicable rules and requirements in a timely manner, or at all, given the substantial uncertainties surrounding the CSRC filing requirements. For further details, see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation on Mergers and Acquisitions and Overseas Listing.”
Any failure to obtain or delay in obtaining clearance of such approval or completing such filing procedures for the Business Combination, our previous offerings and listing on Nasdaq, or a rescission of any such approval if obtained by us, would subject us to regulatory actions or other sanctions by the CSRC, the CAC, or other PRC government authorities for failure to seek required government authorization in respect of the same. These government authorities may impose fines, restrictions, and penalties on our operations in China, such as revocation of our licenses, or shutdown of part or all of our operations, restriction on our ability to pay dividends outside mainland China, limit on our operating privileges in China, unwinding of the Business Combination, or other actions that could have a material adverse effect on our business, financial condition, results of operations, and prospects, as well as the trading price of our securities. The PRC government authorities may also take actions requiring us, or making it advisable for us, to suspend our offerings before settlement and delivery. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur.
If (i) we do not receive or maintain any required permission, or fail to complete any required review or filing, (ii) we inadvertently conclude that such permission, review, or filing is not required, or (iii) applicable laws, regulations, or interpretations change such that it becomes mandatory for us to obtain any permission, review, or filing in the future, we may have to expend significant time and costs to comply with these requirements. If we are unable to do so, on commercially reasonable terms, in a timely manner or otherwise, we may become subject to sanctions imposed by the PRC government authorities, which could include fines and penalties, proceedings against us, and other forms of sanctions, and our ability to conduct our business, invest into China as foreign investments or accept foreign investments, or list on a U.S. or other overseas exchange may be restricted, and our business, reputation, financial condition, and results of operations may be materially and adversely affected. Further, our ability to offer or continue to offer securities to investors may be significantly limited or completely hindered, and the value of our securities may significantly decline and such securities may become worthless.
The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past had deprived our investors with the benefits of such inspections.
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
On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. As of the date of this annual report, the PCAOB has not issued any new determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in any jurisdiction. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file our annual report on Form 20-F for the fiscal year ended December 31, 2023.
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
The M&A Rules and certain other PRC regulations establish complex procedures for certain acquisitions of mainland China companies, which could make it more difficult for us to pursue growth through acquisitions in China.
A number of PRC laws and regulations have established procedures and requirements that could make merger and acquisition activities in mainland China by foreign investors more time consuming and complex. In addition to the Anti-Monopoly Law itself, these include the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, the Rules of the Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated in 2011, and the Measures for the Security Review of Foreign Investment promulgated by the NDRC and the Ministry of Commerce in December 2020 and came into force on January 18, 2021. These laws and regulations impose requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a mainland China company. In addition, pursuant to anti-monopoly laws and regulations, the State Administration for Market Regulation should be notified in advance of any concentration of undertaking if certain thresholds are triggered. In light of the uncertainties relating to the interpretation, implementation and enforcement of PRC anti-monopoly laws and regulations, we cannot assure you that the anti-monopoly law enforcement agency will not deem our future acquisitions or investments to have triggered filing requirement for anti-monopoly review. Moreover, mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over mainland China companies that raise “national security” concerns are subject to strict review by the NDRC and the Ministry of Commerce, and prohibit any attempt to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement.
In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of applicable regulations to complete such transactions could be time consuming, and any required approval processes, including clearance from the State Administration for Market Regulation and approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.
Substantial uncertainties exist with respect to the interpretation and implementation of 2019 PRC Foreign Investment Law and its Implementation Rules.
On March 15, 2019, the PRC National People’s Congress approved the 2019 PRC Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of then existing laws regulating foreign investment in mainland China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law, and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. On December 26, 2019, the PRC State Council approved the Implementation Rules of Foreign Investment Law, which came into effect on January 1, 2020. The 2019 PRC Foreign Investment Law and its Implementation Rules embody a regulatory trend in mainland China that aims to bring its foreign investment regulatory regime in line with prevailing international practices, and represent the legislative endeavors to unify corporate legal requirements applicable to foreign and domestic investments. However, substantial uncertainties exist with respect to the interpretations and implementations of the 2019 PRC Foreign Investment Law and its Implementation Rules.
The 2019 PRC Foreign Investment Law specifies that foreign investments shall be conducted in line with the “negative list” to be issued by or approved to be issued by the State Council. A foreign invested enterprise would not be allowed to make investments in prohibited industries set out in the “negative list” while a foreign invested enterprise must satisfy certain conditions stipulated in the “negative list” for investment in restricted industries. While our mainland China subsidiaries are not currently subject to foreign investment restrictions as set forth in the presently effective Special

Administrative Measures for Entry of Foreign Investment (Negative List) (2021 Version), or the 2021 Negative List, it is uncertain whether any of their business operation will be subject to foreign investment restrictions or prohibitions set forth in the “negative list” to be issued in the future. If any part of our business operation falls in the “negative list” or if the interpretation and implementation of the 2019 PRC Foreign Investment Law and any future “negative list” mandate further actions, such as market entry clearance granted by the Ministry of Commerce, we face uncertainties as to whether such clearance can be timely obtained, or at all. We cannot assure you that government authorities will not interpret or implement the 2019 PRC Foreign Investment Law in the future in a way that will materially impact the viability of our current corporate governance and business operations.
Regulations in mainland China of loans to and direct investment in mainland China companies by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans to or make additional capital contributions to our mainland China subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.
ECARX Holdings is an offshore holding company and we conduct our operations in mainland China primarily through our mainland China subsidiaries. We may make additional capital contributions or loans to our mainland China subsidiaries, which are treated as foreign invested enterprises under the law in mainland China. Any loans by us to our mainland China subsidiaries are subject to regulations and foreign exchange loan registrations of mainland China. For example, with respect to the registration, loans by us to our mainland China subsidiaries to finance their activities must be registered with the relevant local counterpart of SAFE, or filed with SAFE in its information system; with respect to the outstanding amounts of loans, (i) if the mainland China subsidiaries adopt the traditional foreign exchange administration mechanism, the outstanding amount of loans shall not exceed the difference between the total investment and the registered capital of those subsidiaries; and (ii) if the mainland China subsidiaries adopt the relatively new foreign debt mechanism, the outstanding amount of loans shall not exceed 200% of the net asset of those subsidiaries. We may also finance our mainland China subsidiaries by means of capital contributions. These capital contributions must be reported to or filed or registered with the Ministry of Commerce and the State Administration for Market Regulation or their local counterparts.
Pursuant to the Circular on the Reforming of the Management Method of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect on June 1, 2015 and was last amended on March 23, 2023, and the Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, which was promulgated in June 2016 and last amended in December 2023, foreign-invested enterprises may either continue to follow the current payment-based foreign currency settlement system or choose to follow the “conversion-at-will” system for foreign currency settlement. SAFE Circular 19 and SAFE Circular 16, therefore, have substantially lifted the restrictions on the use by a foreign-invested enterprise of its Renminbi registered capital, foreign debt and repatriated funds raised through overseas listing converted from foreign currencies. Nevertheless, SAFE Circular 19 and SAFE Circular 16 reiterate the principle that Renminbi converted from the foreign currency-denominated capital of a foreign invested company may not be directly or indirectly used for purposes beyond its business scope and prohibit foreign-invested companies from using such Renminbi fund to provide loans to persons other than affiliates unless otherwise permitted under their business scopes.
Under the laws and regulations of mainland China, we are permitted to utilize the proceeds of any financing outside mainland China to fund our mainland China subsidiaries by making loans to or additional capital contributions to our mainland China subsidiaries, subject to applicable government registration, statutory limitations on amount and approval requirements. These laws and regulations may significantly limit our ability to use Renminbi converted from the net proceeds of any financing outside mainland China to fund the establishment of new entities in mainland China by our mainland China subsidiaries, to invest in or acquire any other mainland China companies through our mainland China subsidiaries.
We may rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our mainland China subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.
ECARX Holdings is a holding company, and we may rely on dividends and other distributions on equity paid by our subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. Current regulations in mainland China permit our mainland China subsidiaries to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of applicable statutory conditions and procedures, if any, determined in accordance with the accounting standards and regulations in mainland China. In addition, each of our mainland China subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital.
As of December 31, 2023, most of our mainland China subsidiaries at that time had not made appropriations to statutory reserves as they at that time reported accumulated loss. For a detailed discussion of applicable PRC regulations governing distribution of dividends, see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation on Dividend Distribution.”
Additionally, if our mainland China subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends or make other distributions to us. In addition, the incurrence of indebtedness by our mainland China subsidiaries could result in operating and financing covenants and undertakings to creditors that would restrict the ability of these subsidiaries to pay dividends to us.
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
It may be difficult for overseas regulators to conduct investigations or collect evidence in mainland China.
Shareholder claims or regulatory investigation that are common in jurisdictions outside mainland China are difficult to pursue as a matter of law or practicality in mainland China. For example, in mainland China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside mainland China. Although PRC authorities may establish a regulatory cooperation mechanism with the securities regulators of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulators in the United States or other jurisdictions may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law which took effect in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within mainland China, and without the consent by the Chinese securities government authorities and the other competent governmental agencies, no entity or individual may provide documents or materials related to securities business to any foreign party. The Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies which took effect on March 31, 2023 also provide that where an overseas securities regulator and a competent overseas authority requests to inspect, investigate or collect evidence from a mainland China company concerning its overseas offering and listing, such inspection, investigation and evidence collection shall be conducted under a cross-border regulatory cooperation mechanism, and the mainland China company shall first obtain approval from the CSRC or other competent PRC authorities before cooperating with the inspection and investigation by the overseas securities regulator or competent overseas authority, or providing documents and materials requested in such inspection and investigation. While detailed interpretation or implementation of applicable rules have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigations or evidence collection activities within mainland China and the potential obstacles for information provision may further increase difficulties faced by you in protecting your interests.
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
Very limited hedging options are available in mainland China to reduce our exposure to exchange rate fluctuations. We use foreign currency swap contracts, not designated in a hedging relationship, to manage foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.
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
The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of mainland China. Under existing foreign exchange regulations in mainland China, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into a foreign currency and remitted out of mainland China to pay capital expenses, such as the repayment of loans denominated in foreign currencies. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation on Foreign Exchange.”
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
Regulations in mainland China relating to offshore investment activities by mainland China residents may limit our mainland China subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our mainland China resident beneficial owners to liability and penalties under PRC law.
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
If our shareholders who are mainland China residents or entities do not complete their registration with the local SAFE branches, our mainland subsidiaries may be prohibited from distributing their profits and any proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our mainland subsidiaries. Moreover, failure to comply with SAFE registration requirements could result in liability under PRC law for evasion of applicable foreign exchange restrictions.
However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interests in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make any registrations or obtain any approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our mainland subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our mainland subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.
Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject plan participants in mainland China or us to fines and other legal or administrative sanctions.
Under SAFE regulations, mainland China residents who participate in a stock incentive plan of an overseas listed company, subject to certain exceptions, are required to register with SAFE or its local branches through a domestic qualified agent which could be a mainland China subsidiary of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution shall be retained to uniformly handle matters in connection with the exercise of share options, the purchase and sale of corresponding shares or interests, and the fund transfer, etc. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation on Labor—Employee Stock Incentive Plan.” We and our mainland China resident employees who participate in our share incentive plans are subject to these regulations since we became a public company listed in the United States. If we or any of these employees fail to comply with these regulations, we or such employees may be subject to fines and other legal or administrative sanctions.
Furthermore, the State Taxation Administration has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our mainland China resident employees who exercise share options or are granted restricted shares will be subject to individual income tax on income from wages and salaries in mainland China.

Our mainland China subsidiaries have obligations to file documents related to employee share options or restricted shares with competent tax authorities and to withhold individual income taxes on income from wages and salaries. If our mainland China resident employees fail to pay or we fail to withhold their individual income taxes on income from wages and salaries, we may face sanctions imposed by PRC tax authorities or other PRC government authorities.
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
If we are classified as a mainland China resident enterprise for purposes of income tax in China, such classification could result in unfavorable tax consequences to us and our non-mainland China shareholders.
The tax resident status of an enterprise is subject to determination by PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If PRC tax authorities determine that we are a mainland China resident enterprise for enterprise income tax purposes, we will be subject to the enterprise income tax on our global income at the rate of 25% and we will be required to comply with mainland China enterprise income tax reporting obligations. In addition, we may be required to withhold a 10% withholding tax from interest or dividends we pay to our shareholders who are non-mainland China residents.
Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of mainland China with a “de facto management body” within mainland China is considered a mainland China resident enterprise. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. The State Taxation Administration issued a circular in April 2009 and amended it in January 2014, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a mainland China-controlled enterprise that is incorporated offshore is located in mainland China. Although Circular 82 only applies to offshore enterprises controlled by enterprises or enterprise groups in mainland China, not those controlled by individuals in mainland China or foreigners like us, the criteria set forth in the circular may reflect State Taxation Administration’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a mainland China company or a mainland China company group will be regarded as a mainland China tax resident by virtue of having its “de facto management body” in mainland China and will be subject to enterprise income tax in mainland China on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in mainland China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in mainland China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in mainland China; and (iv) at least 50% of voting board members or senior executives habitually reside in mainland China.
We believe that none of our entities outside of mainland China is a mainland China resident enterprise for tax purposes. However, if PRC tax authorities determine that we are a mainland China resident enterprise for enterprise income tax purposes, we will be subject to the enterprise income tax on our global income at the rate of 25% and we will be required to comply with mainland China enterprise income tax reporting obligations. In addition, we may be required to withhold a 10% withholding tax from interest or dividends we pay to our shareholders that are non-mainland China resident enterprises. In addition, non-mainland China resident enterprise shareholders may be subject to mainland China tax at a rate of 10% on gains realized on the sale or other disposition of ordinary shares, if such income is treated as sourced from within mainland China. Furthermore, if PRC tax authorities determine that we are a mainland China resident enterprise for enterprise income tax purposes, interest or dividends paid to our non-mainland China individual shareholders and any gain realized on the transfer of ordinary shares by such holders may be subject to mainland China tax at a rate of 20% (which, in the case of interest or dividends, may be withheld at source by us), if such gains are deemed to be from mainland China sources. These rates may be reduced by an applicable tax treaty, but it is unclear whether our non-mainland China shareholders would be able to claim the benefits of any tax treaties between their country of tax residence and mainland China in the event that we are treated as a mainland China resident enterprise.

We may not be able to obtain certain benefits under relevant tax treaty on dividends paid by our mainland China subsidiaries to us through our Hong Kong subsidiary.
ECARX Holdings is a holding company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our subsidiaries to satisfy part of its liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a mainland China resident enterprise to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with mainland China that provides for preferential tax treatment. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a mainland China company. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Treaties, which took effect in January 2020, require non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file the required report and materials with the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other tax rules and regulations. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxation—China.”
As of December 31, 2023, most of our subsidiaries located in mainland China reported accumulated loss and therefore they had no retained earnings for offshore distribution. In the near term, we intend to re-invest all earnings, if any, generated from our mainland China subsidiaries for the operation and expansion of our business in China. Should our tax policy change to allow for offshore distribution of our earnings, we would be subject to a significant withholding tax. Our determination regarding our qualification to enjoy the preferential tax treatment could be challenged by the tax authority and we may not be able to complete the necessary filings with the tax authority and enjoy the preferential withholding tax rate of 5% under the arrangement with respect to dividends to be paid by our mainland China subsidiaries to our Hong Kong subsidiary.
We face uncertainty with respect to indirect transfers of equity interests in mainland China resident enterprises by their non-mainland China holding companies.
In February 2015, the State Taxation Administration issued the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Circular 7. Circular 7 extends its tax jurisdiction to not only indirect transfers but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, Circular 7 provides certain criteria on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. Circular 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-mainland China resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-mainland China resident enterprise being the transferor, or the transferee, or the mainland China entity which directly owned the taxable assets may report to the tax authority such indirect transfer. Using a “substance over form” principle, PRC tax authorities may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring tax in mainland China. As a result, gains derived from such indirect transfer may be subject to enterprise income tax in mainland China, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a mainland China resident enterprise. On October 17, 2017, the State Taxation Administration issued Circular on Issues of Tax Withholding regarding Non-PRC Resident Enterprise Income Tax, or Circular 37, which came into effect on December 1, 2017 and was amended on June 15, 2018. Circular 37 further clarifies the practice and procedure of the withholding of nonresident enterprise income tax.
We face uncertainties on the reporting and consequences of future private equity financing transactions, share exchanges or other transactions involving the transfer of shares in our company by investors that are non-mainland China resident enterprises. PRC tax authorities may pursue such non-mainland China resident enterprises with respect to a filing or the transferees with respect to withholding obligations, and request our mainland China subsidiaries to assist in the filing. As a result, we and non-mainland China resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed under Circular 7 and Circular 37, and may be required to expend valuable resources to comply with them or to establish that we and our non-mainland China resident enterprises should not be taxed under these regulations, which may have a material adverse effect on our financial condition and results of operations.

If the custodians or authorized users of controlling non-tangible assets of our company, including our corporate chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations could be materially and adversely affected.
Under the law of mainland China, legal documents of mainland China companies for corporate transactions are executed using the chops or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant branch of the State Administration for Market Regulation.
Although we usually utilize chops to enter into contracts, the designated legal representatives of each of our mainland China subsidiaries have the apparent authority to enter into contracts on behalf of such entities without chops and bind such entities. In order to maintain the physical security of our chops and chops of our mainland China entities, we generally store these items in secured locations accessible only by the authorized personnel in the legal or finance department of each of our subsidiaries. Although we monitor such authorized personnel, there is no assurance such procedures will prevent all instances of abuse or negligence. Accordingly, if any of our authorized personnel misuse or misappropriate our corporate chops or seals, we could encounter difficulties in maintaining control over the relevant entities and experience significant disruption to our operations. If a designated legal representative obtains control of the chops in an effort to obtain control over any of our mainland China subsidiaries, we or such subsidiaries would need to pass a new shareholders or board resolution to designate a new legal representative and we would need to take legal action to seek the return of the chops, apply for new chops with the authorities, or otherwise seek legal redress for the violation of the representative’s fiduciary duties to us, which could involve significant time and resources and divert management attention away from our regular business. In addition, the affected entity may not be able to recover corporate assets that are sold or transferred out of our control in the event of such a misappropriation if a transferee relies on the apparent authority of the representative and acts in good faith.
Our leased property interest or entitlement to other facilities or assets may be defective or subject to lien and our right to lease, own or use the properties affected by such defects or lien challenged, which could cause significant disruption to our business.
Under the law of mainland China, all lease agreements are required to be registered with the local housing authorities. We presently lease several premises in mainland China, some of which have not completed the registration of the ownership rights or the registration of our leases with the authorities. Failure to complete these required registrations may expose our landlords, lessors and us to potential monetary fines. If these registrations are not obtained in a timely manner or at all, we may be subject to monetary fines or may have to relocate our offices and incur the associated losses.
We cannot assure you that the lessors of our leased properties are entitled to lease the relevant real properties to us. If the lessors are not entitled to lease the real properties to us and the owners of such real properties decline to ratify the lease agreements between us and the respective lessors, we may not be able to enforce our rights to lease such properties under the respective lease agreements against the owners. Meanwhile, registered mortgage of property right may over leased properties before such properties are leased to some of our mainland China subsidiaries. In addition, some registered addresses of mainland China subsidiaries may be inconsistent with the actual operating addresses, and the actual uses of some land leased to some of our mainland China subsidiaries are inconsistent with the planned use indicated on the ownership certificate of such land. If our lease agreements are claimed as null and void by third parties who are the real owners of such leased real properties, we could be required to vacate the properties, in the event of which we could only initiate the claim against the lessors under the lease agreements for indemnities for their breach of the lease agreements. In addition, we may not be able to renew our existing lease agreements before their expiration dates, in which case we may be required to vacate the properties. We cannot assure you that suitable alternative locations are readily available on commercially reasonable terms, or at all, and if we are unable to relocate our operations in a timely manner, our operations may be adversely affected.
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
•actual or anticipated fluctuations in our financial condition or results of operations;
•variance in our financial performance from the expectations of securities analysts;
•changes in our projected operating and financial results;
•changes in laws or regulations applicable to our business;
•announcements by us or our competitors of significant business developments, acquisitions or new offerings;
•sales of our securities by us, our shareholders or our warrant holders, as well as the anticipation of lockup releases;
•significant breaches of, disruptions to or other incidents involving our information technology systems or those of our business partners;
•our involvement in litigation;
•conditions or developments affecting our industry;
•changes in senior management or key personnel;
•the trading volume of our securities;
•changes in the anticipated future size and growth rate of our markets;
•publication of research reports or news stories about us, our competitors or our industry, or positive or negative recommendations or withdrawal of research coverage by securities analysts; and
•general economic and market conditions; and other events or factors, including those resulting from war, incidents of terrorism, global pandemics or responses to these events.
We may be subject to securities litigation, which is expensive and could divert management attention.
Companies that have experienced volatility in the volume and market price of their shares have been subject to an increased incidence of securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, and, if adversely determined, could have a material adverse effect on our business, financial condition, and results of operations.

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
As of February 29, 2024, there were 23,871,971 Warrants outstanding. Each Warrant entitles its holder to purchase one Class A Ordinary Share at an exercise price of US$11.50 per share (subject to adjustment). To the extent Warrants are exercised, additional Class A Ordinary Shares will be issued, which will result in dilution to our then existing shareholders and increase the number of Class A Ordinary Shares eligible for resale in the public market. The number of Warrants outstanding is equal to approximately 8.3% of our currently outstanding Class A Ordinary Shares or 7.1% of our currently outstanding ordinary shares. Sales of substantial numbers of such shares in the public market could depress the market price of the Class A Ordinary Shares.
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
ECARX Holdings adopts a dual-class voting structure such that our ordinary share capital consists of Class A Ordinary Shares and Class B Ordinary Shares. Both Class A Ordinary Shares and Class B Ordinary Shares confer the same rights other than voting and conversion rights. Each holder of Class A Ordinary Shares is entitled to one vote per share and each holder of Class B Ordinary Shares is entitled to 10 votes per share on all matters submitted to them for a vote. Class A Ordinary Shares and Class B Ordinary Shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. The memorandum and articles of association of ECARX, as amended from time to time, may provide for the instances where the holders of Class A Ordinary Shares and Class B Ordinary Shares may vote as a separate class. Under the amended and restated memorandum and articles of association of ECARX Holdings, Class A Ordinary Shares and Class B Ordinary Shares will vote as a separate class if any rights attaching to either Class A Ordinary Shares or Class B Ordinary Shares are being materially and adversely varied. Such variation requires the consent in writing of the holders of at least two-thirds of the issued Class A Ordinary Shares or Class B Ordinary Shares (as the case may be) or with the sanction of a special resolution passed at a separate meeting of the holders of Class A Ordinary Shares or Class B Ordinary Shares (as the case may be). The Companies Act (As Revised) of the Cayman Islands also provides where a compromise or arrangement is proposed between a Cayman Islands company and its shareholders or any class of them, the court may, on the application of the company or of any shareholder of the company, order a meeting of the shareholders of the company or class of shareholders, as the case may be, to be summoned in such manner as the court directs. Each Class B Ordinary Share is convertible into one Class A Ordinary Share, whereas Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Upon (i) any direct or indirect sale, transfer, assignment, or disposition of such number of Class B Ordinary Shares by the holder thereof or the direct or indirect transfer or assignment of the voting power attached to such number of Class B Ordinary Shares through voting proxy or otherwise to any person that is not Mr. Eric Li (Shufu Li) or Mr. Ziyu Shen or their respective affiliate or (ii) any direct or indirect sale, transfer, assignment, or disposition of a majority of the issued and outstanding voting securities of, or the direct or indirect transfer or assignment of the voting power attached to such voting securities through voting proxy or otherwise, or the direct or indirect sale, transfer, assignment, or disposition of all or substantially all of the assets of, a holder of Class B Ordinary Shares that is an entity to any person that is not Mr. Eric Li (Shufu Li) or Mr. Ziyu Shen or their respective affiliate, such Class B Ordinary Shares are automatically and immediately converted into the equal number of Class A Ordinary Shares.
Mr. Eric Li (Li Shufu) and Mr. Ziyu Shen, founders of ECARX, collectively own all of the Class B Ordinary Shares. These Class B Ordinary Shares constitute 14.5% of our total issued and outstanding share capital and 62.9% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure. As a result of the dual-class share structure and the concentration of control, holders of Class B Ordinary Shares have considerable influence over matters such as decisions regarding election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of control may discourage, delay, or prevent a change in control of us, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of us and may reduce our share price. This concentrated control will limit the ability of holders of Class A Ordinary Shares to influence corporate matters and could discourage others from pursuing any potential merger, takeover, or other change of control transactions that holders of Class A Ordinary Shares may view as beneficial.
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
The Warrant Agreement provides that, subject to applicable law, (i) any action, proceeding or claim against us arising out of or relating in any way to the Warrant Agreement, will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and (ii) we irrevocably submit to such jurisdiction, which jurisdiction shall be the exclusive forum for any such action, proceeding or claim. We have waived any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum. Notwithstanding the foregoing, these provisions of the Warrant Agreement do not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. Any person or entity purchasing or otherwise acquiring any interest in any Warrants under the Warrant Agreement shall be deemed to have notice of and to have consented to the forum provisions of the Warrant Agreement. If any action, which is referred to as a "foreign action," the subject matter of which is within the scope of the forum provisions of the Warrant Agreement, is filed in a court other than a court of the State of New York or the United States District Court for the Southern District of New York in the name of any holder of the warrants, such holder shall be deemed to have consented to: (i) the personal jurisdiction of the state and federal courts located in the State of New York in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”), and (ii) having service of process made upon such holder in any such enforcement action by service upon such warrant holder’s counsel in the foreign action as agent for such holder.

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
We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, Nasdaq Global Market listing requirements and other applicable securities rules and regulations. As such, we incur legal, accounting and other expenses, and these expenses may increase even more if we no longer qualify as an “emerging growth company,” as defined in Section 2(a) of the Securities Act. The Exchange Act requires, among other things, that we file annual and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We may need to hire more employees or engage outside consultants to comply with these requirements, which will increase our costs and expenses.
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
Our corporate affairs are governed by the amended and restated memorandum and articles of association of ECARX Holdings, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are different from what they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States and some U.S. states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, with respect to Cayman Islands companies, plaintiffs may face special obstacles, including but not limited to those relating to jurisdiction and standing, in attempting to assert derivative claims in state or federal courts of the United States.
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
Certain corporate governance practices in the Cayman Islands differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. As a foreign private issuer whose securities are listed on Nasdaq, we are permitted to follow certain home country corporate governance practices in lieu of the requirements of the Nasdaq Rules pursuant to Nasdaq Rule 5615(a)(3), which provides for such exemption to compliance with the Nasdaq Rule 5600 Series. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.
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
We expect to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, it is not expected that we will pay any cash dividends in the foreseeable future.
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
We may be or become a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. Holders.
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
Based on the current and anticipated value of our assets and the composition of our income and assets, including goodwill and other unbooked intangibles, we do not believe we were a PFIC for our taxable year ended December 31, 2023 and we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, this conclusion is a factual determination that must be made annually at the close of each taxable year on the basis of the composition of our income and assets and our subsidiaries’ income and assets and, thus, is subject to change. Furthermore, fluctuations in the market price of our Class A Ordinary Shares may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our Class A Ordinary Shares from time to time (which may be volatile). Accordingly, there can be no assurance that we or any of our subsidiaries will not be treated as a PFIC for any taxable year. If we or any of our subsidiaries is a PFIC for any taxable year, or portion thereof, that is included in the holding period of a beneficial owner of our Class A Ordinary Shares or Warrants that is a U.S. Holder, such U.S. Holder may be subject to certain adverse U.S. federal income tax consequences and may be subject to additional reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our Class A Ordinary Shares or Warrants, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our Class A Ordinary Shares or Warrants, unless we were to cease to be a PFIC and the U.S. Holder were to make certain elections with respect to our Class A Ordinary Shares or Warrants.

For more information, please see “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Status.” U.S. Holders are urged to consult their tax advisors regarding the possible application of the PFIC rules to holders of our Ordinary Shares or Warrants.
Item 4.    Information on the Company
A.History and Development of the Company
Our company was founded in 2017 by Mr. Eric Li (Li Shufu) and Mr. Ziyu Shen.
ECARX Holdings was incorporated as an exempted company in accordance with the laws and regulations of the Cayman Islands on November 12, 2019. ECARX Holdings is not an operating company but a Cayman Islands holding company, with operations in China being conducted through our PRC subsidiaries. Prior to 2022, we conducted our operations in China through such subsidiaries as well as through Hubei ECARX, our former VIE based in China. However, we restructured our company in the beginning of 2022 such that we no longer have any VIE. We refer to this series of transactions in this annual report as the Restructuring. See “Item 4. Information on the Company—C. Organizational Structure.”
On December 20, 2022, we consummated the Business Combination with COVA, pursuant to the Agreement and Plan of Merger, dated as of May 26, 2022. COVA was a blank check company incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. On December 21, 2022, our Class A Ordinary Shares and Warrants were listed on The Nasdaq Global Market under the symbol “ECX” and “ECXWW,” respectively.
In June 2023, we increased our equity interest in JICA Intelligent, a technology company focusing on developing intelligent automotive products, from 50% to 70%. JICA Intelligent offers full-stack research and development capabilities for autonomous driving, covering the end-to-end process of development, such as intelligent cockpit, intelligent driving, peripheral products, sensor perception, decision-making algorithms, vehicle control strategies, underlying systems, hardware development, and test verification.
In November 2023, we entered into a strategic cooperation agreement and a licensing agreement with Hubei Xingji Meizu Group Co., Ltd., or Xingji Meizu. Pursuant to the strategic cooperation agreement, Xingji Meizu and we will further collaborate in the development and commercialization of the Flyme Auto intelligent cockpit solutions for three years. Pursuant to the licensing agreement, we obtained certain rights to distribute the Flyme Auto intelligent cockpit solutions worldwide for three years with a total licensing fee of RMB150 million payable by us in installments.
In November 2023, we entered into a shareholders’ agreement with smart Automobile Co., Ltd., or smart, a subsidiary of smart mobility Pte. Ltd, to establish a China-based joint venture for the development of automotive operating system software, in which ECARX and smart will beneficially own 49% and 51% of the equity interest in the joint venture, respectively. Pursuant to this agreement, ECARX subscribed to 49% of equity capital of the joint venture for a subscription price of RMB49 million.
In December 2023, we signed a strategic partnership agreement with Black Sesame Technologies, a leading automotive-grade SoC and SoC-based intelligent vehicle solution provider. We will collaborate closely with Black Sesame Technologies to integrate our research and development, product, and technical resources with those of Black Sesame Technologies. The strategic partnership aims at developing cutting-edge ADAS solutions that drive business growth and solution deployment for both parties, fostering the development of an integrated intelligent driving ecosystem.
The mailing address of our principal executive office is 5/F, Building 1, Zhongteng Building, 2121 Longteng Avenue, Xuhui District, Shanghai 200232, People’s Republic of China, and its phone number is +86 (571) 8530-6942. Our corporate website address is https://www.ecarxgroup.com/. The information contained in, or accessible through, our website does not constitute a part of this annual report.
B.Business Overview
We are transforming vehicles into seamlessly integrated information, communications and transportation devices. We are shaping the interaction between people and cars by rapidly advancing the technology at the heart of smart mobility.

Our current core products include infotainment head units, digital cockpits, vehicle chip-set solutions, a core operating system and integrated software stack.
We have established a successful track record since our inception. As of December 31, 2023, there were over 6 million vehicles on the road with ECARX products and solutions onboard. As of December 31, 2023, we had a team of over 2,000 full-time employees globally, 75% of whom are involved in research and development, providing the foundation for us to serve 25 vehicle brands across the globe.
Automotive Computing Platforms
Since the launch of our first-generation automotive computing platform in the second quarter of 2017, we have revolutionized our platform, taking part in vehicle development projects with our related party Geely Holding and its ecosystem OEMs. Some of our automotive computing platforms are backed up with SoCs from mainstream chip providers while others run on ECARX SoC core modules, which we expect to underpin most of our future product offerings.

Our first-generation automotive computing platform product launched in 2017 was designed for mainstream distributed electronic/electrical architecture. We began working on our digital cockpit in 2019. We launched our first-generation and second-generation digital cockpit products in 2021. We launched our Antora computing platforms and released our Makalu computing platform in March 2023. We also launched the Atlas, Pikes and Qogir computing platforms in March 2024.

We continue to develop automotive central computing platforms to move from a domain-based electronic/electrical architecture to a more centralized computing platform. We launched Super Brain (SPB), our first central computing platform, in 2023 and we released Antora1000SPB and Antora1000 ProSPB in March 2024.

Infotainment Head Unit (IHU)

Our IHU supports around view monitoring integration, augmented reality navigation and local-end natural language understanding and processing in addition to regular infotainment functions such as speech assistant service, navigation service, and multi-media. As we continue to upgrade our products, our current IHU product line ranges from IHU 1.0 to IHU 5.0. In 2017, we launched our first-generation IHU. The first major upgrade of our IHU, IHU 3.0, was made at the end of 2018 with the launch of the E01 SoC core module. IHU 3.0 has been widely deployed across multiple vehicle product lines in China and in Malaysia. IHU 5.0, supported by with the second-generation E-series core module, E02, represents a further upgrade of our IHU products. Our IHU 5.0 can also be equipped with V01, our first-generation of automotive-grade AI voice SoC co-developed with our business partners. IHU 5.0 has been deployed in certain Geely ecosystem brand vehicles since 2021 as well as in Changan Mazda and Dongfeng Peugeot-Citroën automobile models.

Digital Cockpit

Digital cockpit is the combination of IHU with digital instrument panel to improve the overall driving experience, enhance safety and offer better connectivity and entertainment options. We started to develop our digital cockpit product in 2019. By breaking the boundaries of silos in the vehicle system, we enable multiple systems to run simultaneously on a single SoC platform, thereby reducing system complexity and consolidating electronic control units without compromising functionalities. Our digital cockpit products allow us to collaborate with automotive developers to manage fewer platforms and toolsets, add new features, and integrate the next-generation in-vehicle experience with reduced development and manufacturing timeframe and costs. They also allow automotive OEMs to respond faster to consumer demands for new apps and services, which is a key step in the transition towards software-defined vehicles.

Our digital cockpit products offer advanced features such as driver information module, heads-up display, rear seat entertainment, multiple-displays, multi-zone voice recognition, 3D user experience, and support for function and ecosystem tailored for each region globally. Our first- and second-generation digital cockpit products are powered by our E03 core module and the Qualcomm® Snapdragon SA8155P, respectively, and have been deployed on Geely, Lynk & Co, smart and Zeekr models since July 2021. Our second-generation digital cockpit products have also been deployed on the Lotus Eletre Hyper-SUV since March 2023. We launched our Antora computing platforms and released our Makalu computing platform in March 2023. We also launched the Atlas, Pikes and Qogir computing platforms in March
2024.

To lead the vehicle intelligence with supercomputing capability, flash information exchange as well as smart cockpit and ADAS fusion experience, We are developing the automotive central computing platform to move from a domain-based electronic/electrical architecture to a more centralized computing platform. We launched our first central computing platform super brain known as SPB in 2023. We released Antora1000SPB and Antora1000 ProSPB in 2024, completing upgrading smart cockpit computing platform into central computing platform. We also launched Atlas and Pikes Computing Platforms in 2024 to empower the future vehicle intelligence.
Antora Computing Platforms
Our current flagship automotive computing platform product is the Antora series. It is specifically designed to increase the overall computing power and meet the increasing SoC demand of vehicles.
The Antora series includes two core products, Antora 1000 computing platform and Antora 1000 Pro computing platform, both of which offer a lower power consumption relative to previous generations of computing platforms and enable fast data transmission rates while supporting rich hardware configurations, and meet highest requirements for function safety and cybersecurity. The Antora series provides a multi-core computing engine, with which automotive OEMs no longer need to replace the hardware platforms every few years in light of the Antora series’ outstanding computing power. This offers an efficient hardware architecture to automotive OEMs and help them speed up time to market.
•Antora 1000 computing platform: At its core, Antora 1000 computing platform increases the overall computing power, allowing for a faster processing speed, an increase in both data transmission rates and bandwidth, as well as an efficient use of resources. It reduces the development cycles and allows automotive OEMs to introduce new vehicles models at an even faster pace. Antora 1000 computing platform’s advanced intelligent cockpit hardware configuration will provide drivers with a seamless and intuitive experience, enhancing their comfort, convenience, and safety on the road. Antora 1000 has been equipped on Geely ecosystem OEM models and is expected to be rolled out with two FAW Hongqi models.
•Antora 1000 Pro computing platform: By integrating cockpit and parking modules, Antora 1000 Pro computing platform provides the industry with a strong scalability for vehicles with enhanced ADAS and remote parking technologies, features that many automotive OEMs are working to implement into their fleet. Antora 1000 Pro has been debuted in Lynk & Co 08.

The Antora series is based on SiEngine’s SE1000 SoC. This SoC utilizes a 7nm AI processor combined specifically designed for use in digital cockpits to meet the high performance, high reliability and high security needs of automotive-grade hardware. SE1000 adopts the industry-leading multi-core heterogeneous architecture design and high-performance computing cluster, and independent programmable neural processing unit with AI computing power. At the same time, its powerful audio and video processing capabilities can support up to seven high-definition screen outputs and 12 video signal inputs, and it is the first in the industry to be equipped with dual HiFi 5 DSP processors. SE1000 SoC has obtained the AEC-Q100 automotive certification standard and offers enhanced vehicle functional safety. The SoC core modules for the Antora series can support the development of intelligent driving functions, providing a high computing power foundation for the digital cockpit computing platform. They also have built-in independent ASIL B-grade hardware function safety islands that reduce development cycle and cost. The series contains standalone information safety islands with high-performance encryption and decryption engine to support SM series national encryption algorithms. Different processor clusters independently serve different functional domains and integrate system safety functions of ASIL-B level, greatly improving the real-time, safety and data privacy of the system.

Combining high-performance customized CPU clusters with a heterogeneous computing system, such as CPU, multi-core GPU, and AI-powered neural processing unit, Antora 1000 and Antora 1000 Pro computing platforms are capable of processing inputs from 11 cameras simultaneously and support multiple high-definition outputs through a high-performance 2D or 3D hardware acceleration engine. In addition, each of them has a built-in high-performance acoustics capability to support echo cancellation, noise reduction, voice assistant, and other applications.
Makalu Computing Platform
Consumers are demanding connected vehicles that offer immersive and customizable digital experiences and these are exactly what our AMD-powered Makalu computing platform provides. Makalu utilizes AMD Ryzen™ Embedded V2000 Processors with 394K DMIPS and AMD Radeon™ RX 6000 Series GPUs. Makalu is expected to be launched on Lynk & Co and smart models.

Atlas and Pikes Computing Platforms

The Atlas and Pikes computing platforms are powered by the fourth-generation Qualcomm Snapdragon® SoC. Both platforms are certified as automotive grade. Integrating both Flyme Auto operating system and Google Automotive Services (GAS), each of the Atlas and Pikes computing platforms allows ECARX to service automotive OEMs worldwide within a single platform.

The Atlas computing platform has a leading low-power 5-nm process, complying with the AEC-Q100 standard, and has high-performance heterogeneous computing capabilities with high computing power, high bandwidth, and low latency. Combined with our Cloudpeak system foundation and toolchain, as well as the global application ecosystem of Flyme Auto and GAS, it can provide users with a great cockpit experience.

Qogir Computing Platform
The Qogir computing platform is a joint effort by ECARX and Xingji Meizu Group, built on the Snapdragon 8 Gen 3 mobile platform. Tailored for generative artificial intelligence, it features a 60 TOPS of hybrid edge-side AI computing power, capable of smoothly running large-scale language models, visual models, and generative AI models with up to 10 billion parameters.

The display capabilities of the Qogir computing platform support up to 8K resolution, advanced hardware ray tracing technology, and an ultra-high frame rate of up to 240fps. Optimized for Unreal Engine UE5, it provides robust technical support for real-time 3D environment rendering and immersive entertainment experiences.
Automotive Central Computing Platform

Our automotive central computing platforms represent a move from a domain-based electronic/electrical architecture to a more centralized computing platform that uses less harness and consolidates software in fewer electronic control units. It allows for better integration of different domains including the cockpit, ADAS and other vehicle components such as body electronics, powertrain, chassis and battery management system, improving performance and delivering efficiency and savings to automotive OEMs. Our automotive central computing platforms feature greater compatibility with more software offerings and better support through over-the-air (OTA) upgrades, vehicle-to-everything communication, auto parking and navigation-on-pilot functions.

We are designing and developing our computing platform products in phases and progressive moving towards full centralization. To better assist with clients’ diverse needs for intelligence and expedite the applications, we have expanded our super brain product matrix from one board to one chip including mainstream smart cockpit functions with L2 ADAS or L2+ ADAS.
Our first SPB product was released in 2023. It is one board empowered by multiple chips supercomputing controller based on SE1000 and advanced ADAS chipset that brings together SoC, ADAS SoC, and microcontroller units, and one computer featuring the centralized IT computing and storage for an integrated cockpit and autonomous driving.

We released two other central computing products in our SPB series in 2024. Antora1000SPB and Antora1000 ProSPB, redefining the Antora series as central computing platforms. Antora1000SPB is our first one chip supercomputing controller based on SE1000. Antora1000 ProSPB is one board with dual SE1000 chips. Powered by SPB, Antora1000 Series SPB is becoming the all-in-one solution that supports intelligent cockpit, autonomous driving assistance and parking assistance.

SoC Core Modules

SoC core modules have been a key component of our technology portfolio since our inception. We started out by working with several semiconductor companies, providing automotive application inputs and collaborating to ensure the SoC core modules meet automotive requirements. While Tier 1 automotive suppliers typically procure consumer grade SoCs developed for the general use in the information and communications technology sector, we work with our chip partner to build in automotive OEM-specific requirements and customize automotive grade SoC core modules to deliver enhanced compatibility and functionality. We integrate the SoCs with key integrated circuits (such as power management integrated circuit, storage (module storage), and interface units (rich peripheral interfaces)), tool chains, and algorithms and develop them into SoC core modules.

Our current production E-Series (E01, E02, and E03) SoC core modules are utilized in our IHU and digital cockpit platforms. The E series core modules incorporate 4G baseband technology and a powerful AI engine core that greatly enhances edge computing capabilities and speed of data analysis at the local end. As the computing-module basis, E series core modules simplify the re-development process for Tier 1 automotive suppliers and reduce the associated development cost and timeframe. We launched E01 and E02 core modules in 2018 and 2020, respectively. E01 core module is made specifically for connected vehicles, to further enhance user experience. E01 core module utilizes a high-speed 64-bit quad-core CPU combined with a dedicated GPU, supporting high-definition 1080p dual-screen display and a 4G modem that provides seamless in-vehicle connectivity and content delivery. E01 core module supports connectivity via 4G, Bluetooth, and Wi-Fi. In 2020, we launched a more powerful E02 core module, which is configured with an eight-core CPU and an independent neural processing unit. It has a built-in 4G TBOX and around view monitoring, which can deliver exceptional computing, graphics, and media processing performance, and is capable of operating in an extended range of thermal conditions. E02 core module has received AEC-Q104 standard certification and has neural processing unit capacity and product integration and supports three separate displays, video and multi-camera (up to six) input, 360-degree surround view system, instrument cluster integration, augmented reality navigation system, driver monitor system, facial recognition, and speed reverse functionalities. E03 core module is based on a high-performance chip customized for in-vehicle digital cockpit systems that we launched in 2021. E03 core module inherits the high computing power, high performance, and cost-effectiveness of prior generations, and is dedicated to the development of infotainment and smart digital cockpit systems. E03 core module utilizes a hardware assisted virtualization architecture to accommodate multiple systems and provide a hypervisor-less cockpit solution. It optimizes graphics processing unit performance and integrates excellent vision processing units. E03 core module also incorporates a hardware security module and is certified according to the AEC-Q100 G3 Grade3 and ISO-26262-ASIL-B standards, boasting enhanced security. E03 core module has been deployed on Lynk & Co models since the third quarter of 2021.

We have also developed tailored SoC core modules for our Antora, Makalu Computing Platform, Atlas and Pike, Qogir Computing Platform. For more information, please see “—Automotive Computing Platform—Digital Cockpit.”
Operating System
The operating system plays an important role in the automotive technology stack as it connects hardware with application software. As such, the operating system architecture directly affects the performance of the automotive computing platform products while the functionalities offered by the operating system can simplify the development of applications that run on top. As software plays increasingly important roles in modern vehicle functions, more application domains are becoming software centric requiring broader coverage by the operating system.
The operating system is another building block of our technology platform. We have developed various operating system components to support intelligent cockpit, ADAS, and vehicle functions with a focus on performance optimization, data flow management as well as functional safety to allow application developers to build innovative functions and applications for the devices powered by our SoC core modules. Our hypervisor virtualization technology enables communication between different system components and optimizing the usage of various system resources. We offer runtime, software development kit, toolchain, and integrated development environment to support the development and testing of software by Tier 1 automotive suppliers and automotive OEMs.
Intelligent Cockpit
We started with the intelligent cockpit domain, where we built operating system components, based on Android, Linux, and RTOS, to bridge the functionalities of SoC and hardware with upper level services and applications. We extended the functions of Android for Automotive so application developers can access more vehicle features.
Our operating system architecture provides a platform framework for the cross-domain integration of kernel components for intelligent digital cockpit and signifies progress towards the standardization and enhanced reusability of components across different systems and hardware platforms. Operating system components can be individually selected and combined to achieve high levels of customization. As a result, our operating system is highly scalable and capable of significantly lowering the development timeframe and associated costs.
Functional Safety
Our operating system coverage goes beyond the intelligent cockpit domain, and includes vehicle domains with safety operating system for automotive grade functional safety, focusing on safety and security.

We have developed the Safety Operating System based on SafeRTOS to support ASIL-D safety level. The Safety Operating System helps our instrument panel display solution achieve the safety level required by automotive OEM customers. We have also embedded features in the Safety Operating System to support enhanced ADAS by providing safety environment for the planning and control features of the vehicle, which enhance the overall safety of the vehicles and reduce the integration costs for automotive OEMs.
Cloudpeak
Our global research and development teams have built Cloudpeak, a cross-domain system capability foundation, in collaboration with HaleyTek AB. HaleyTek AB is the joint venture we established with Volvo Cars in 2021 to develop an operating system for digital cockpits suitable for multiple vehicle platforms aimed at addressing the global market.
Cloudpeak brings together separate systems and functionalities into one cohesive and seamless system. The systems architecture is built to fully meet the functional safety and information security requirements of vehicles supporting multiple operating systems and the global mobility ecosystem. We have developed hypervisor virtualization technology that functions across different processing units (such central processing units, graphics processing units, and neural processing units) and allows multiple guest operating systems to run on a single host system at the same time, providing hardware-optimized virtualization services and ensuring safe operations. Cloudpeak also supports 3D sound technology. This technology provides a more immersive and engaging audio experience for both drivers and passengers, enhancing the overall driving experience.
Security is one of the areas we have implemented vigorous measures when developing Cloudpeak. Its security function is certified to meet both the national and international standards and it is compliant with the EAL4 certification. Cloudpeak’s security features include secure build, communication, and storage to protect against unauthorized access and data breaches.

We have empowered our client Volvo with our the Cloudpeak, which has been certified and launched in 33 countries worldwide and has begun user delivery at the beginning of 2024.

Flyme Auto

We have entered into a strategic cooperation arrangement with Xingji Meizu for the development and commercialization of the Flyme Auto intelligent cockpit solutions and we have obtained the rights to distribute the Flyme Auto intelligent cockpit solutions worldwide.

In the China market, we have equipped Polestar 4 with the Polestar OS system. It is built on the basis of the Flyme Auto operating system, integrates the original Polestar theme orange, icons and body textures, and can achieve seamless interconnection between mobile phones and vehicle systems. Mobile applications flow seamlessly to the large screen of the vehicle without installation or data usage, and commonly used apps can be used in the car. At the same time, the network and camera hardware of the mobile phone are shared, and the mobile computing power empowers the entire vehicle, breaking through hardware barriers and achieving a simpler, easier-to-use and borderless new interconnection experience.
Software Stack
We provide a service software framework to connect the application layer to the operating system layer of the overall cockpit system, in addition to a host of intelligent cockpit applications that can be further adapted across domains, platforms and geographies. We are developing software to deliver enhanced ADAS features and vehicle functional safety software over key vehicle systems to enable functionality and improve performance.
Intelligent Cockpit Software Stack
We have been able to abstract and distil a comprehensive set of platform-based middleware solutions for digital cockpit controller and vehicle communication from the substantial amount of automotive projects we have completed in the past. This solution has rich functional components, thousands of standardized API interfaces, and cross-domain (including entertainment domain, vehicle control domain, and ADAS), cross-platform (such as Android, Linux, and QNX), cross-device features that pave the way for universal scalability. It provides complete support for the speedy on-boarding of an extensive application ecosystem encompassing auditory, vocal, and mobility services. Our platform-based middleware connects components of Android Auto Motive with vehicle and vehicle peripheral components, so that these applications can run without the need for specific vehicle adaptation. At the same time, vehicle information can be quickly and safely transmitted to support these applications directly through our platform API once permission is obtained. Multimedia programs, voice engines, and mapping services provided by suppliers from different parts of the world can be swiftly adapted through our platform-based middleware.
We completed the design of the Adaptive API for Android4.x in 2017, which is similar to the Carproperty ID design of Android Auto Motive. It provides a standardized portal for the support of vehicle control applications towards vehicle control domain (such as window control and light control.), air conditioning settings. We further designed the Car Wrapper API with Google Android Auto Motive which represents an optimized solution that allows the use of the same set of software on different models. With the Car Wrapper API once vehicle adaptation is completed through automated script, upper-layer applications will be usable directly in other vehicle models after one coding.
Functional Safety Software Stack
As the world progresses towards a more intelligent, networked, and electrified future, functional safety, as opposed to the traditional concepts of active safety and passive safety, is foundational to and has become a key metric of the automotive industry.
We have accumulated years of experience in the development of functional safety and we are committed to building safe and reliable platform solutions for intelligent cockpit and autonomous driving domains. Our products have obtained the ASIL D ISO26262 process certification and the Germany Rhine functional safety ISO26262 ASIL D product certification, such as the ASIL D SafetyOS certification. Functional safety underpins the quality of our products, our brand value, and our dedication to corporate responsibility.
Enhanced ADAS Software Stack
We aim to provide our users with comprehensive, safe, and reliable solutions for enhanced ADAS features. We have deployed our in-house ADAS algorithms (including BEV large model) and supplier algorithms in chips, and built quantification and KPI verification capabilities.
Our base ADAS software has a full-stack of self-developed software whereas the middleware is based on the advanced combination of QNX + AP Autosar. Our ADAS application software has features a full stack of proprietary integration, tracking, prediction, and planning control software. The parking module has the algorithms of AVM 360 surround view and transparent chassis, as well as the full stack self-research capabilities of Automated Parking Assist and Automated Valet Parking algorithms based on the fisheye BEV Ocular visual perception that we have developed. In terms of development and verification, we have accumulated full-link data closed-loop, data recycling capability and compliance datasets over the years, enabling our ADAS products to meet CNCAP 5-star requirements.
We have also entered into an agreement with Zenseact AB and Luminar LLC, and Mobileye Global Inc. to explore collaborations in the development and deployment of ADAS technology.
ADAS Platform
We started research on ADAS related technologies, including visual neural networks, in 2019. We initiated the development of an ADAS solution that is focused on advanced driving domain controller for mass-produced vehicle models in 2021. We, through our subsidiary JICA Intelligent, have developed full stack ADAS research and development capabilities including assisted driving and parking integrated L2 + ADAS capabilities including related hardware development and design capabilities and design verification to product validation verification capabilities.
ECARX Skyland Pro ADAS platform, our first-generation autonomous driving control unit, or ADCU, combines parking and driving solutions to achieve active safety, navigation of pilot on high-speed elevated closed roads, and automated or remote parking assist. It is based on two efficient SoCs with a combined computing power of 118 TOPS and a high safety MCU, providing redundant system architecture and high-level functional safety. Using six driving perception cameras and four parking cameras, supplemented by radar and ultrasonic sensor and LiDAR as perception inputs, with the ADCU as the computing core, the vehicle’s assisted driving planning and control signal outputs are realized, enabling driving and parking assist functions. Leveraging our strategic partnerships on the development of cutting-edge vision perception algorithms, we have engineered an innovative end-to-end full-stack software solution that satisfies the most stringent ISO-26262 safety standards. ECARX Skyland Pro ADAS platform is able to further support more advanced software such as BEV and LiDAR perception. And ECARX Skyland Pro ADAS platform already has been installed on

Lynk & Co 08. The versatile suite seamlessly integrates critical capabilities including sensor fusion, prediction, planning, control, and environmental modelling modules. This is enabled by a robust foundation of underlying software and middleware to ensure stable performance in all conditions. As a result, our advanced driver assistance and active safety applications achieve the elevated benchmarks set by China’s New Car Assessment Program.
Additionally, the proprietary platform design provides flexibility for us to continually expand operational design domains and address complex long-tail scenarios across diverse regions.
Strategic Partnership with Mobileye
To expedite the mass production and delivery of eyes-off and hands-off intelligent driving solution on controlled-access highways, we are teaming with Mobileye Global Inc. in building a one box solution integrating automated driving and parking features. Based on the Mobileye Chauffeur™ consumer AV platform, this solution is planned to be put into mass production in the Polestar 4 electric SUV coupé.
We also will collaborate with Mobileye on a driver-assist solution and a cockpit-driving-parking integrated solution based on the latest EyeQ™6 automotive-grade SoC.
Drawing upon the technical strength of Mobileye Chauffeur™ perception and driving policy platform, we will provide Polestar Automotive Holding UK PLC with an integrated solution that supports mass production, in which we will be responsible for the development of parking-related algorithms and functions, local production of hardware used in the domain controller unit, quality management and supply chain, compliance with related driving and parking regulations and data requirement, and also testing and validation of user experience features.
Research and Development
As of December 31, 2023, approximately 75% of our full-time employees belong to the research and development division.
Our research and development centers currently span across China, Sweden, and the United States. We established our product development center in Gothenburg, Sweden in December 2020. This team is primarily responsible for digital cockpit operating system development, including the management of development and delivery with HaleyTek AB. We opened a research and development facility in San Diego, California and an engineering center in Stuttgart, Germany.
Our research and development efforts focus on our core technology relating to the development of vehicle intelligence and provides us with a competitive edge as we seek additional business with new and existing customers. Our research and development team has extensive experience in automotive and technology industries and is primarily working in three workstreams comprising digital cockpit product development teams, super brain product development team, and automated driving control unit product development team.
Regulations
Regulation on Foreign Investment
Guidance Catalog of Industries for Foreign Investment
Investments in mainland China by foreign investors and foreign-invested enterprises were regulated by the Guidance Catalog of Industries for Foreign Investment jointly promulgated by the Ministry of Commerce and the NDRC on June 28, 1995, and latest amended on June 28, 2017. The Guidance Catalog of Industries for Foreign Investment was repealed by (i) the Special Management Measures (Negative List) for the Access of Foreign Investment (2021 Version), or the 2021 Negative List, which was jointly promulgated by the Ministry of Commerce and the NDRC on December 27, 2021, and took effect on January 1, 2022, and (ii) the Catalog of Industries for Encouraged Foreign Investment (2022 Version), or the 2022 Encouraged Catalog, which was jointly promulgated by the Ministry of Commerce and the NDRC on October 26, 2022, and took effect on January 1, 2023. The 2022 Encouraged Catalog and the 2021 Negative List set out the industries and economic activities in which foreign investment in mainland China is encouraged, restricted, or prohibited. Pursuant to the 2022 Encouraged Catalog, the research and development and manufacture of automobile electronic devices, the research and development and manufacture of key parts and components of intelligent vehicles, and the manufacture of hardware and key parts and components related to Level 3 to Level 5 autonomous driving fall within the encouraged category. Certain of our products constitute central computing units, vehicle-mounted operating system, and information control system, heterogeneous multi-processor computing platform technology, or sensor fusion sensing technology and consequently qualify under the encouraged category. The release of the 2022 Encouraged Catalog indicates that foreign investment into the selected industrial sectors is encouraged, and the NDRC and other government authorities in mainland China may provide policy supports and implement other actions in the future to improve the investment framework and ensure that foreign invested enterprises are treated equally as compared with mainland China companies under the national treatment principle and in an appropriate manner. For our products that fall within the encouraged category, we will be entitled to apply for and may obtain certain preferential treatments such as with respect to tax (if any). However, any positive policy change could potentially intensify competition in the relevant industry, leading to a more competitive environment for us. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The automotive intelligence industry is highly competitive, and we may not be successful in competing in this industry.”
Foreign Investment Law
On March 15, 2019, the PRC National People’s Congress promulgated the PRC Foreign Investment Law, which took effect on January 1, 2020. It replaced three previously existing laws on foreign investment in mainland China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law, and the PRC Wholly Foreign-Owned Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both non-foreign owned mainland China companies and foreign-invested enterprises in mainland China. The Foreign Investment Law establishes the basic framework for the access to, and the promotion, protection, and administration of, foreign investment in view of investment protection and fair competition. Furthermore, the Foreign Investment Law stipulates that foreign-invested enterprises established according to the previously existing laws regulating foreign investment may maintain their structure and corporate governance within five years after the implementation of the Foreign Investment Law.
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
The Foreign Investment Law authorizes the State Council to publish or approve to publish a catalog for special administrative measures, or the Negative List, and grants national treatment to foreign-invested enterprises except for those that operate in industries deemed to be either “restricted” or “prohibited” in the Negative List. As an updated Negative List has not yet been published, it is unclear whether it will differ from the 2021 Negative List. The Foreign Investment Law stipulates that foreign-invested enterprises operating in “restricted” or “prohibited” industries will be required to obtain market-entry clearance and other approvals from PRC government authorities.
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
On December 26, 2019, the State Council promulgated the Implementation Regulations on the Foreign Investment Law, which took effect on January 1, 2020, and further requires equal treatment of non-foreign owned mainland China companies and foreign-invested enterprises in terms of policy making and implementation. Pursuant to the Implementation Regulations on the Foreign Investment Law, if the existing foreign-invested enterprises fail to change their pre-existing, incompatible forms by January 1, 2025, the government authorities will suspend processing any other registration matters for such foreign-invested enterprises and may publicize such non-compliance. On December 26, 2019, the PRC Supreme People’s Court issued an Interpretation on the Application of the Foreign Investment Law, which took effect on January 1, 2020. This interpretation applies to all contractual disputes arising from the acquisition of rights and interests by a foreign investor by way of gift, division of property, merger of enterprises, or division of enterprises.

To coordinate with the implementation of the Foreign Investment Law and the Implementation Regulations of the Foreign Investment Law, the Ministry of Commerce and the State Administration for Market Regulation promulgated the Measures for Reporting of Information on Foreign Investment on December 30, 2019, which took effect from January 1, 2020. These measures stipulate that foreign investors or foreign-invested enterprises must submit investment information by initial reports, change reports, deregistration reports, and annual reports through an enterprise registration system and a national enterprise credit information publicity system. The Announcement on Matters Concerning the Reporting of Information on Foreign Investment promulgated by the Ministry of Commerce on December 31, 2019, and the Circular on Effective Work on Registration of Foreign-Invested Enterprises for the Implementation of the Foreign Investment Law promulgated by the State Administration for Market Regulation on December 28, 2019, further refine the regulatory regime in this area. Foreign investors or foreign-invested enterprises will bear legal liabilities for failing to report investment information as required.
PRC Company Law
The PRC Company Law was promulgated by the Standing Committee of the National People’s Congress on December 29, 1993 and subsequently amended on October 26, 2018. The PRC Company Law provides for the establishment, corporate structure and corporate management of companies and is applicable to foreign-invested enterprises in mainland China. The PRC Company Law was most recently amended on December 29, 2023 (as amended, the “Revised Company Law”), and the amendment will take effect on July 1, 2024. Among others, the Revised Company Law requires that the registered capital of limited liability companies in mainland China be fully paid within five years. Companies incorporated before the promulgation and implementation of the Revised Company Law are required to gradually make adjustment to comply with the deadline. We may be required to accelerate the payment of capital contributions towards the registered capital of our mainland China subsidiaries and joint ventures. As of the date of this annual report, specific implementation measures of the Revised Company Law are yet to be prescribed by the State Council.
Regulation on Road Tests of Intelligent Connected Vehicles
On July 27, 2021, the MIIT, the Ministry of Public Security and the Ministry of Transport jointly issued the Good Practices for the Administration of Road Test and Demonstration Application of Intelligent Connected Vehicles (for Trial Implementation), or Circular 97, which took effect on September 1, 2021, and is the primary regulation governing road tests and demonstrations of intelligent connected vehicles in mainland China. Pursuant to Circular 97, road test refers to the test of self-driving function of intelligent connected vehicles carried out on the designated sections of highways (including expressways), urban roads, regional roads and other roads used for the passage of social motor vehicles. Prior to conducting a road test, the relevant entity must ensure the vehicle to be tested has undergone sufficient tests in specific areas such as testing areas or sites, and complies with applicable national and industry standards and specifications, requirements imposed by the relevant departments of the provincial or municipal government as well as the evaluation rules of the entity intending to conduct the road tests. Conditions for road tests must also be met, including that (i) the self-driving function of the vehicle shall be tested by a third-party testing agency that is engaged in automobile-related business and recognized by the State or the provincial or municipal government; (ii) the operator of the testing area or site for the field test shall be an independent legal entity registered within the territory of mainland China; and (iii) the third-party testing agency shall publish items of its testing service and fee standards, be responsible for the authenticity of the test results and bear the corresponding legal liability. Any entity intending to conduct road tests shall submit an Intelligent Connected Vehicles Road Test Security Self Declaration to the relevant authorities at the provincial and municipal levels for confirmation. Such declaration shall specify the entity intending to conduct the road tests, the identification code of the vehicle, the name and ID number of the test driver, the duration of the test, the sections of roads and areas where tests will be conducted, the list of test items, and other relevant information. The testing duration shall not exceed 18 months in principle, and shall not exceed the validity period of the quality certificate of safety technical inspection and the insurance voucher. Any entity intending to conduct road tests shall apply to the administrative department of traffic under the Ministry of Public Security for a temporary car plate for each vehicle being tested.
According to the Notice on Promoting the Development of Intelligent Connected Vehicles and Maintaining the Security of Surveying and Mapping Geographic Information issued by the Ministry of Natural Resources on August 25, 2022, if an intelligent connected vehicle is equipped with or integrated with certain sensors, the collection, storage, transmission and processing of surveying and mapping geographic information and data, including spatial coordinates, images, point clouds and their attribute information, of vehicles and surrounding road facilities in the process of road test, will be considered surveying and mapping activities. Persons who collect, store, transmit and process such surveying and mapping geographic information and data, will be the main actors of surveying and mapping activities. Additionally, if any vehicle manufacturer, service provider or smart driving software provider that is a foreign-invested enterprise needs to engage in the collection, storage, transmission and processing of surveying and mapping geographic information and data, it shall entrust an agency with surveying and mapping qualification to carry out the intended activities, and the entrusted agency shall undertake the collection, storage, transmission and processing of the spatial coordinates, images, point clouds and their attribute information and other businesses, and provide geographic information service and support. With respect to the road test activities currently conducted by JICA Intelligent, it has entrusted Hubei ECARX, our former VIE, and an entity with the required qualification for surveying and mapping under applicable law, to engage in the collection, storage, transmission and processing of data throughout the road tests JICA Intelligent only obtains the road test results from Hubei ECARX which do not contain any surveying and mapping geographic information and data.
Regulation on Compulsory Product Certification
Pursuant to the Regulations on Certification and Accreditation promulgated on September 3, 2003 and last amended on July 20, 2023, certification and accreditation activities in mainland China shall comply with these regulations. Under the Administrative Regulations on Compulsory Product Certification, which was promulgated on July 3, 2009 and last amended on November 1, 2022, the List of the First Batch of Products Subject to Compulsory Product Certification, which was promulgated on December 3, 2001 and took effect on May 1, 2002, and the Compulsory Product Certification Catalogue Description and Definition Form, which was promulgated on April 17, 2007 and last amended on August 10, 2023, the State Administration for Market Regulation is responsible for the regulation and quality certification, and vehicle wireless terminal and vehicle wireless module cannot be delivered, sold, imported, or used in operating activities until certified by designated PRC certification authorities as qualified products and granted certification marks, otherwise the violator will be ordered to make corrections and be imposed with a fine ranging from RMB50,000 to RMB200,000. If the value of uncertified illegal products is less than RMB10,000, a fine of no more than twice the value of the goods will be imposed and the illegal income (if any) will be confiscated. ECARX (Hubei) Tech has obtained compulsory product certifications for the relevant ECARX products.
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
Regulation on Import and Export of Goods
Pursuant to the PRC Foreign Trade Law promulgated on May 12, 1994 and last amended on December 30, 2022, unless otherwise provided for under laws or administrative regulations, the import and export of goods and technologies are permitted to be carried out without restriction in principle. The foreign trade department of the State Council may implement an automatic licensing system for certain approved imports and exports for the purpose of monitoring of import and export activities, and the foreign trade department of the State Council or its authorized agencies will grant a license to the consignee or consignor who applies for automatic licensing prior to completing customs clearance formalities for imports and exports subject to automatic licensing.
According to the PRC Customs Law promulgated on January 22, 1987 and last amended on April 29, 2021, where a consignee or consignor of import or export goods goes through customs declaration procedures, it shall file for record with the customs, and in the event customs declaration business is engaged in without being filed with the customs, the customs shall impose a fine against the entity concerned. Under the Administrative Provisions of the Customs on Record-filing of Customs Declaration Entities, which was promulgated on November 19, 2021 and took effect on January 1, 2022, customs declaration entities include consignees or consignors of import or export goods that have filed for record with customs in accordance with these provisions, and consignors or consignees of import or export goods that apply for record-filing shall have obtained market entity qualifications and completed the record registration of foreign trade operators, the latter, however, has been cancelled since December 30, 2022. Record-filing of customs declaration entities shall be valid permanently. ECARX (Hubei) Tech and JICA Intelligent have completed the record-filing of customs declaration entity (consignee or consignor of import or export goods).

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
Our business is subject to a variety of consumer protection laws, including the PRC Consumer Rights and Interests Protection Law, which was amended in 2013 and took effect on March 15, 2014. This law imposes stringent requirements and obligations on business operators. For example, business operators should guarantee that the products and services they provide satisfy the requirements for personal or property safety, and provide consumers with authentic information about the quality, function, usage, and term of validity of the products or services. Failure to comply with these consumer protection laws could subject us to administrative sanctions, such as the issuance of a warning, confiscation of illegal income, imposition of fines, an order to cease business operations, or revocation of business licenses, as well as potential civil or criminal liabilities. On March 15, 2024, the State Council promulgated the Regulations for the Implementation of the PRC Consumer Rights and Interests Protection Law. These regulations are set to take effect on July 1, 2024 and provide detailed guidelines for business operators to follow in order ensure that the goods or services they offer to consumers meet the necessary safety standards. The implementation regulations specify that business operators must ensure that items provided to consumers, including items that are free-of-charge such as in the form of rewards, gifts, or trial products, adhere to these safety standards. Under these regulations, consumers are entitled to report any concerns regarding potentially defective goods or services that could pose risks to personal or property safety to the business operators or competent regulatory authorities. Additionally, business operators are prohibited from imposing different prices or fee schemes on consumers for the same goods or services under the same transactional terms and conditions without the acknowledgement of such consumers.
Regulation on Cyber Security and Privacy Protection
Regulations related to Cybersecurity and Data Security
The Standing Committee of the National People’s Congress, China’s national legislative body, enacted the Decisions on the Maintenance of Internet Security on December 28, 2000 and further amended on August 27, 2009, which may subject persons to criminal liabilities in China for any attempt to use the internet to (i) gain improper entry to a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe upon intellectual property rights. In 1997, the Ministry of Public Security issued the Administration Measures on the Security Protection of Computer Information Network with International Connections, as later amended by the PRC State Council on January 8, 2011, which prohibits using the internet to leak state secrets or to spread socially destabilizing materials.
According to the PRC National Security Law issued by the Standing Committee of the National People’s Congress on February 22, 1993 and latest revised on July 1, 2015, China shall establish systems and mechanisms for national security review and supervision, conduct national security review on key technology, network information technology products and services related to national security to prevent and neutralize national security risks in an effective way. The PRC Cyber Security Law, which was promulgated on November 7, 2016 by the Standing Committee of the National People’s Congress and effective on June 1, 2017, provides that network operators shall perform their cyber security obligations and shall take technical measures and other necessary measures to protect the safety and stability of their networks. Under the Cyber Security Law, network operators are subject to various security protection-related obligations, including, among others, (i) network operators shall comply with certain obligations regarding maintenance of the security of internet systems; (ii) network operators shall verify users’ identities before signing agreements or providing certain services such as information publishing or real-time communication services; (iii) when collecting or using personal information, network operators shall clearly indicate the purposes, methods and scope of the information collection, the use of information collection, and obtain the consent of those from whom the information is collected; (iv) network operators shall strictly preserve the privacy of user information they collect, and establish and maintain systems to protect user privacy; (v) network operators shall strengthen management of information published by users, and when they discover information prohibited by laws and regulations from publication or dissemination, they shall immediately stop dissemination of that information, including taking measures such as deleting the information, preventing the information from spreading, saving relevant records, and reporting to the relevant governmental agencies. In addition, the Cyber Security Law requires that critical information infrastructure operators, or CIIOs, including CIIOs in the finance industry, generally shall store, within the territory of mainland China, the personal information and important data collected and produced during their operations in mainland China and their purchase of network products and services that affect or may affect national securities shall be subject to national cybersecurity review. CIIOs who use network products and services that have not been filed for or passed a cybersecurity review may be subject to the following penalties: (i) suspension of using such network products and services; (ii) a fine of more than one time and less than ten times the purchase price of such network products and services; (iii) a fine of more than RMB10,000 and less than RMB100,000 on the senior staff in and other staff directly responsible. On September 12, 2022, the CAC released the Decision on Amending the Cyber Security Law (Draft for Comments), which proposes to adjust the penalty imposable under (ii) above to a fine of more than one time and less than ten times the purchase price of such network products and services or a fine less than 5% of the previous year’s turnover. As of the date of this annual report, the Cyber Security Law (Draft for Comments) has not been formally adopted.
On April 13, 2020, the CAC, the NDRC, and several other administrations jointly promulgated the Measures for Cybersecurity Review, which took effect on June 1, 2020. These measures establish the basic framework for national security reviews of network products and services, and provide the principal provisions for undertaking cybersecurity reviews. According to the Measures for Cybersecurity Review, when the purchase of network products and services by a CIIO influences or may influence national security, a cybersecurity review shall be conducted. In addition, the relevant regulatory authorities are still entitled to impose security reviews on network products and services that are deemed capable of affecting national security. CIIOs may voluntarily file for a cybersecurity review with CAC prior to purchasing network products and services if they deem their behavior affects or may affect national security based on self-assessment and self-evaluation. Notwithstanding the voluntary filing, the relevant authorities are entitled to initiate cybersecurity reviews accordingly. Cybersecurity reviews focus on assessing the national security risks associated with purchasing network products and services, mainly taking the following factors into account: (i) the risk of illegal control, interference or destruction of critical information infrastructure and of its important data being stolen, leaked or destroyed, arising from the purchase and utilization of network products and services; (ii) the potential harm on the business continuity of critical information infrastructure incurring from a disruption of network products and services supply; (iii) the safety, openness, transparency, diversity of sources of Network Products and Services; the reliability of suppliers; and the risk of supply disruption due to political, diplomatic, trade and other reasons; (iv) the level of compliance with PRC laws, administrative regulations and ministry rules of the suppliers of Network Products and Services; and (v) other factors that may harm critical information infrastructure and/or national security. In addition, on July 22, 2020, the Ministry of Public Security issued the Guiding Opinions on Implementing the Cybersecurity Graded Protection System and Critical Information Infrastructure Security Protection System to further improve the national cyber security prevention and control system. On December 28, 2021, the CAC and several other administrations jointly issued the Revised Measures for Cybersecurity Review, which took effect and replace the Measures for Cybersecurity Review on February 15, 2022. According to the revised measures, in addition to CIIOs purchasing network products or services that affect or may affect national security, any “online platform operator” carrying out data processing activities that affect or may affect national security should also be subject to a cybersecurity review, and any “online platform operator” possessing personal information of more than one million users must apply for a cybersecurity review before its listing overseas. In the event a member of the cybersecurity review working mechanism is in the opinion that any network product or service or any data processing activity affects or may affect national security, the Office of Cybersecurity Review shall report the same to the Central Cyberspace Affairs Commission for its approval under applicable procedures and then conduct a cybersecurity review in accordance with the revised Measures for Cybersecurity Review.
The Revised Measures for Cybersecurity Review further elaborate on the range of factors to be considered when assessing the level of national security risks involved in the relevant activities. In addition to those set forth in the original measures, the list has been expanded to include the following factors: (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or illegally transferred abroad, and (ii) in connection with the listing of a company, the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or used with malicious intent by foreign governments, as well as the risk relating to network information security. Specifically, the Revised Measures for Cybersecurity Review provide that an “online platform operator” who is in possession of personal information of more than one million users must report to the relevant cybersecurity review office for a cybersecurity review before listing in a foreign country. An operator undergoing a cybersecurity review must take risk prevention and mitigation measures during such review in accordance with applicable requirements. Based on a set of Q&A published on the official website of the CAC in connection with the release of the Revised Measures for Cybersecurity Review, an official of the CAC indicated that an “online platform operator” should apply for a cybersecurity review prior to the submission of its listing application with non-mainland China securities regulators. After the receipt of all required application materials, the authorities must determine, within ten business days thereafter, whether a cybersecurity review will be initiated. If a review is initiated and the authorities conclude after such review that the listing will affect national security, the listing of the applicant will be prohibited.
Furthermore, on July 30, 2021, the State Council promulgated the Regulations of Security Protection for Critical Information Infrastructure, which took effect on September 1, 2021 and provides that critical information infrastructures, or CIIs, refer to important network facilities and information systems involved in important industries and fields such as public communication and information services, energy, transportation, water conservancy, finance, public services, e-government, national defense related science and technology industry, as well as those which may seriously endanger national security, national economy and citizen’s livelihood and public interests if damaged, malfunctioned, or if leakage of data relating thereto occurs. Pursuant to these provisions, relevant government authorities are responsible for formulating the rules on identifying the CII and organizing to identify such the CII in the related industries and fields, taking into account the factors set forth in the provisions and shall notify the operators identified as CIIOs. On November 14, 2021, the CAC released the Regulations on Network Data Security Management (draft for public comments), which set out general guidelines applicable to the protection of personal information, security of important data, security management of cross-border data transfer, obligations of internet platform operators, as well as the supervision, management and legal liabilities with respect to the foregoing. The draft regulations require data processors that process important data or are listed overseas to carry out an annual data security assessment on their own or by engaging a data security services institution, and the data security assessment report for a given year should be submitted to the local cyberspace affairs administration department before January 31 of the following year. It remains to be seen when and in what form will the draft regulations will be enacted. If the draft regulations are enacted in the current form, we, as an overseas listed company, will be required to carry out an annual data security review and comply with applicable reporting obligations. However, as these provisions have yet to take effect, and the government authorities may further formulate detailed rules or explanations with respect to the interpretation and implementation of such provisions, including the rules on identifying the CII in different industries and fields, it remains unclear whether we or other operators we provide network products and services to may be identified as CIIOs or “online platform operator.”
At the end of 2019, the CAC issued the Provisions on Ecological Governance of Network Information Content, or the CAC Order 5, which took effect on March 1, 2020, to further strengthen the regulation and management of network information content. Pursuant to the CAC Order 5, each network information content service platform is required, among others, (i) not to disseminate any information prohibited by laws and regulations, such as information jeopardizing national security; (ii) to strengthen the examination of advertisements published on such network information content service platform; (iii) to promulgate management rules and platform convention and improve user agreement, such that such network information content service platform could clarify users’ rights and obligations and perform management responsibilities required by laws, regulations, rules and convention; (iv) to establish convenient means for complaints and reports; and (v) to prepare annual work report regarding its ecological governance of network information content. In addition, a network information content service platform must not, among others, (i) utilize new technologies such as deep-learning and virtual reality to engage in activities prohibited by laws and regulations; (ii) engage in online traffic fraud, malicious traffic rerouting and other activities related to a fraudulent account, illegal transaction account or maneuver of users’ account; and (iii) infringe a third party’s legitimate rights or seek illegal interests by way of interfering with information display. On July 12, 2021, the CAC, the MIIT and the Ministry of Public Security jointly issued the Circular of Issuing the Administrative Provisions on Security Vulnerabilities of Network Products, or Circular 66, which took effect on September 1, 2021. Circular 66 states that, no organization or individual may abuse the security vulnerabilities of network products to engage in activities that endanger network security, or to illegally collect, sell, or publish information relating to such security vulnerabilities. Anyone who is aware of the aforesaid offences should not provide any technical support, advertising, payment settlement and other assistance to the offenders. According to Circular 66, network product providers, network operators, and platforms collecting network product security vulnerabilities must establish and improve channels for receiving network product security vulnerability information and keep such channels available, and retain network product security vulnerability information reception logs for at least six months. In order to ensure that security vulnerabilities in network products are fixed on a timely basis and reasonably reported, network product providers should perform certain obligations on the management of security vulnerabilities in their network products, including, among others, reporting vulnerability information to the Cybersecurity Threat and Vulnerability Information Sharing Platform of the MIIT within two days, which shall include the name, model, and version of the product affected by such security vulnerability, as well as the technical characteristics, degree of harm and scope of impact of such vulnerability. Circular 66 also prohibits the disclosure of undisclosed vulnerabilities to overseas organizations or individuals other than to the product providers. On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the Data Security Law, which took effect on September 1, 2021. The Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities. The Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data shall designate the personnel and the management body responsible for data security, carry out risk assessments for its data processing activities and file the risk assessment reports with the competent authorities. In addition, the Data Security Law provides a national security review procedure for those data activities which may affect national security and imposes export restrictions on certain data and information.
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
On July 7, 2022, the CAC promulgated the Measures for Security Assessment of Cross-border Data Transfers, or the Security Assessment Measures, which took effect on September 1, 2022 and aims to establish a continuous assessment and monitoring mechanism with respect to cross-border data transfers. It applies to the security assessment of important data and personal information that is collected and generated in the course of operations within mainland China and to be provided abroad by data processors. According to the Security Assessment Measures, if any of the following circumstances is implicated in a cross-border data transfer, the relevant data processor shall apply to the competent cyberspace administration authority for a security assessment: (i) where a data processor provides important data abroad; (ii) where a CIIO or a data processor processing the personal information of more than one million individuals provides personal information abroad; (iii) where a data processor who has provided personal information of 100,000 individuals or sensitive personal information of 10,000 individuals in total since January 1 of the previous year provides personal information abroad; and (iv) other circumstances where a security assessment of cross-border data transfer is required as prescribed by the national cyberspace administration. Prior to applying for a security assessment, a data processor shall conduct self-assessment on the risks of cross-border data transfers, with an emphasis on the following matters: (i) the legality, legitimacy and necessity of the purpose, scope and method of cross-border data transfers and data processing of the overseas recipient; (ii) the scale, scope, type and sensitivity of the data to be provided cross-border, and the risks to national security, public interests or the legitimate rights and interests of individuals or organizations caused by cross-border data transfers; (iii) the responsibilities and obligations that the overseas recipient promises to undertake, and whether the overseas recipient’s management and technical measures and capabilities for performing its responsibilities and obligations could guarantee the security of the data; (iv) risks of the data being tampered with, destroyed, divulged, lost, transferred, illegally obtained or illegally used during and after cross-border data transfers, and whether the channel for the maintenance of personal information rights and interests is unobstructed; (v) whether the contracts to be entered into with the overseas recipient or any other legally binding documents memorialize the contracting parties' agreement in respect of the responsibilities and obligations to protect data security; and (vi) other matters that may affect the security of cross-border data transfers. The result of a security assessment of cross-border data transfer would be valid for two years, commencing from the date when the result is issued, and the data processor shall re-apply for an assessment if certain circumstances occur within the period of validity or 60 business days prior to the expiration of the period of validity. For cross-border data transfers that have been carried out before the effectiveness of the Security Assessment Measures, if not in compliance with these measures, rectification shall be completed within six months from the effectiveness of the Security Assessment Measures.
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
Pursuant to the Notice of the Supreme People’s Court, the Supreme People’s Procuratorate, and the Ministry of Public Security on Legally Punishing Criminal Activities Infringing upon the Personal Information of Citizens, which was issued and took effect on April 23, 2013, and the Interpretation of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Regarding Legal Application in Criminal Cases Infringing upon the Personal Information of Citizens, which was issued on May 8, 2017 and took effect on June 1, 2017, the following activities may constitute the crime of infringing upon a citizen’s personal information: (i) providing a citizen’s personal information to specified persons or releasing a citizen’s personal information online or through other methods in violation of applicable national provisions; (ii) providing legitimately collected information relating to a citizen to others without such citizen’s consent (unless the information is processed, not traceable to a specific person and not recoverable); (iii) collecting a citizen’s personal information in violation of applicable rules and regulations when performing a duty or providing services; or (iv) collecting a citizen’s personal information by purchasing, accepting, or exchanging such information in violation of applicable rules and regulations.
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
Pursuant to the Civil Code, the collection, storage, use, process, transmission, provision, and disclosure of personal information should follow the principles of legitimacy, appropriateness, and necessity. Furthermore, on August 20, 2021, the Personal Information Protection Law was promulgated by the Standing Committee of the National People’s Congress and took effect on November 1, 2021. The law integrated previously scattered rules with respect to personal information rights and privacy protection. The Personal Information Protection Law aims at protecting personal information rights and interests, regulating the processing of personal information, ensuring the orderly transmission of personal information in accordance with law and promoting the reasonable use of personal information. The Personal Information Protection Law applies to the processing of personal information within mainland China, as well as certain personal information processing activities outside mainland China, including those for the provision of products and services to natural persons within mainland China or for the analysis and assessment of acts of natural persons within mainland China. As a result, all of our subsidiaries, whether within or outside mainland China, could potentially become subject to the Personal Information Protection Law. Entities processing personal information exceeding the threshold to be set by the relevant authorities and CIIOs are required to store, within the territory of mainland China, all personal information collected and produced within mainland China. In addition, the Personal Information Protection Law imposes pre-approval and other requirements for any cross-border data transfer by mainland China companies.
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
Internet Information Services
On September 25, 2000, the State Council promulgated the Measures for the Administration of Internet Information Services, which was amended on January 8, 2011. Under these measures, internet information services are categorized into commercial internet information services and non-commercial internet services. Non-commercial internet information service providers in mainland China must file with the competent government authorities, and commercial internet information service providers in mainland China must obtain an ICP License from the competent government authorities. Operators of certain specific information services, such as news, publishing, education, healthcare, medicine, and medical instruments must also comply with applicable laws and regulations and obtain approval from the competent government authorities.
Internet information service providers are required to monitor their websites. They cannot post or disseminate any content that falls within prohibited categories stipulated under applicable laws and regulations, and must stop providing any such content on their websites once identified. The competent government authorities may order internet information services operators that violate the content restrictions to rectify such violations and, in cases of serious violations, either revoke the ICP Licenses of commercial internet information services operators, or shut down websites of non-commercial internet information services operators.
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
Patents
According to the PRC Patent Law promulgated by the Standing Committee of the National People’s Congress on March 12, 1984 and currently effective from June 1, 2021, and the Implementation Rules of the PRC Patent Law promulgated by the State Council on June 15, 2001 and last amended on December 11, 2023, there are three types of patents in mainland China: invention patents, utility model patents, and design patents. The protection period is 20 years for an invention patent and 10 years for a utility model patent and 15 years for a design patent (or 10 years for design patents filed prior to June 1, 2021), commencing from their respective application dates. The patent system in mainland China adopts a first-to-file principle, under which the person who files the patent application first is entitled to the patent if two or more persons file patent applications for the same subject. Any person or entity that utilizes a patent or conducts any other activities that infringe a patent without authorization of the patent holder must compensate the patent holder and is subject to a fine imposed by the relevant government authorities, and may be criminally liable in case of patent passing-off. In addition, any person or entity that files a patent application in a foreign country for an invention or utility model patent accomplished in mainland China is required to report in advance to the State Council’s patent administrative authority for a confidentiality examination.

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
Trade Secrets
According to the PRC Anti-Unfair Competition Law promulgated by the Standing Committee of the National People’s Congress on September 2, 1993 and last amended on April 23, 2019, a “trade secret” refers to technical and business information that is unknown to the public, may create business interests or profits for its legal owners or holders, and is maintained as a secret by its legal owners or holders. Under the Anti-Unfair Competition Law, business operators are prohibited from infringing others’ trade secrets by: (i) obtaining the trade secrets from the legal owners or holders by any unfair methods such as theft, bribery, fraud, coercion, electronic intrusion, or any other illicit means; (ii) disclosing, using, or permitting others to use the trade secrets obtained illegally under item (i) above; (iii) disclosing, using, or permitting others to use the trade secrets in violation of any contractual agreements or any requirements of the legal owners or holders to keep such trade secrets confidential; or (iv) instigating, inducing, or assisting others to violate a confidentiality obligation or to violate a rights holder’s requirements on keeping the confidentiality of trade secrets, disclosing, using, or permitting others to use the trade secrets of the rights holder. If a third party knows or should have known the above-

mentioned illegal conduct but nevertheless obtains, uses, or discloses trade secrets of others, the third party may be deemed to have misappropriated the others’ trade secrets.
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
On November 22, 2022, the State Administration for Market Regulation released the PRC Anti-Unfair Competition Law (Draft for Comments) which proposes to increase the fine. Business operators and other natural persons, legal persons and unincorporated organizations which infringe upon trade secrets in violation of the provisions hereof, shall be ordered by the government authorities to cease the illegal activities, surrender the illegal income and pay a fine of between RMB100,000 to RMB1,000,000 (or where the circumstances are serious, between RMB1,000,000 to RMB5,000,000).
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
Regulation on Foreign Exchange
General Administration of Foreign Exchange
Under the PRC Foreign Exchange Administrative Regulations promulgated on January 29, 1996 and last amended on August 5, 2008, and various regulations issued by SAFE and other PRC government authorities, Renminbi is convertible into other currencies for current account items, such as trade-related receipts and payments and payment of interest and dividends. The conversion of Renminbi into other currencies and remittance of the converted foreign currencies outside mainland China for capital account items, such as direct equity investments, loans, and repatriation of investment, requires prior approval from SAFE or its local branch.
Payments for transactions that take place in mainland China must be made in Renminbi. Unless otherwise approved, mainland China companies may not repatriate payments denominated in foreign currencies received from abroad or retain the same abroad. Foreign-invested enterprises may retain foreign currencies under the current account with designated foreign exchange banks subject to a limit set by SAFE or its local branch. Foreign currencies under the current account may be either retained or sold to a financial institution engaged in the settlement and sale of foreign currencies pursuant to SAFE rules and regulations. For foreign currencies under the capital account, approval by SAFE is generally required for the retention or sale of such foreign currencies to a financial institution engaged in the settlement and sale of foreign currencies.

Pursuant to the Circular on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment promulgated by SAFE on November 19, 2012 and last amended on December 30, 2019, or SAFE Circular 59, approval of SAFE is not required for opening a foreign exchange account and depositing foreign currencies into the accounts relating to direct investments. SAFE Circular 59 also simplifies foreign exchange-related registration required for foreign investors to acquire equity interest in mainland China companies and further improves the administration of foreign exchange settlement for foreign-invested enterprises. The Circular on Further Simplifying and Improving the Foreign Exchange Administration Policies for Direct Investment promulgated by SAFE and effective on June 1, 2015 and last amended on December 30, 2019, or SAFE Circular 13, cancels the administrative approvals of foreign exchange registration of direct domestic investment and direct overseas investment, and simplifies the procedure for foreign exchange-related registration. Pursuant to SAFE Circular 13, investors must register with banks for direct domestic investment and direct overseas investment.
Pursuant to SAFE Circular 19 promulgated by SAFE on March 30, 2015 and last amended on March 23, 2023, a foreign-invested enterprise may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the relevant foreign exchange administration has confirmed monetary capital contribution rights and interests (or for which the bank has registered the injection of the monetary capital contribution into the account). Pursuant to SAFE Circular 19, for the time being, foreign-invested enterprises are allowed to settle 100% of their foreign exchange capital on a discretionary basis; a foreign-invested enterprise must truthfully use its capital for its own operating purposes within the scope of business; and where an ordinary foreign-invested enterprise makes domestic equity investment with the amount of foreign exchanges settled, the foreign-invested enterprise must first go through domestic re-investment registration and open a corresponding account for foreign exchange settlement, pending payment with the foreign exchange administration or the bank at the place where it is registered.
The Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts promulgated by SAFE on June 9, 2016 and last amended on December 4, 2023, or SAFE Circular 16, stipulates that mainland China companies may also convert their foreign debts denominated in foreign currencies into Renminbi on a self-discretionary basis. SAFE Circular 16 also provides an integrated standard for conversion of foreign exchange under capital account items (including foreign exchange capital and foreign debts) on a self-discretionary basis, which applies to all mainland China companies.
According to the PRC Market Entities Registration Administrative Regulations promulgated by the State Council on July 27, 2021 and effective on March 1, 2022, and other laws and regulations governing foreign-invested enterprises and company registrations, the establishment of a foreign-invested enterprise and any capital increase and other major changes in a foreign-invested enterprise must be registered with the State Administration for Market Regulation or its local counterparts, and must be filed via the foreign investment comprehensive administrative system, if such foreign-invested enterprise does not involve special market-entry administrative measures prescribed by the PRC government.
On October 23, 2019, SAFE issued the Circular on Further Promoting Cross-Border Trade and Investment Facilitation, which was amended by the Circular on Further Deepening the Reform to Facilitate Cross-Border Trade and Investment on December 4, 2023. This circular allows foreign-invested enterprises whose approved business scopes do not contain equity investment to use their capital obtained from foreign exchange settlement to make domestic equity investment as long as the investment is real and complies with the foreign investment-related laws and regulations. In addition, this circular stipulates that qualified enterprises in certain pilot areas may use their capital income from registered capital, foreign debt, and overseas listing, for the purpose of domestic payments without providing authenticity certifications to the banks in advance for those domestic payments. Payments for transactions that take place in mainland China must be made in Renminbi. Income denominated in foreign currencies received by mainland China companies may be repatriated into mainland China or retained outside of mainland China in accordance with requirements and terms specified by SAFE.
Pursuant to SAFE Circular 13 and other foreign exchange laws and regulations, when setting up a new foreign-invested enterprise, the foreign-invested enterprise must register with a bank located at its place of registration after obtaining its business license, and if there is any change in capital or other changes relating to the basic information of the foreign-invested enterprise, including any increase in its registered capital or total investment, the foreign-invested enterprise must register such changes with the bank located at its place of registration after obtaining approval from or completing the filing with competent authorities. Pursuant to applicable foreign exchange laws and regulations, the above-mentioned foreign exchange registration with the banks will typically take less than four weeks upon the acceptance of the registration application.

Based on the foregoing, if we intend to fund our wholly foreign-owned subsidiaries through capital injection at or after their establishment, we must register the establishment of and any follow-on capital increase in our wholly foreign-owned subsidiaries with the State Administration for Market Regulation or its local counterparts, file such via the foreign investment comprehensive administrative system, and register such with the local banks for the foreign exchange related matters.
Offshore Investment by Mainland China Residents
Under the Circular on Issues Concerning the Foreign Exchange Administration over the Overseas Investment and Financing and Round-Trip Investment by Domestic Residents via Special Purpose Vehicles issued by SAFE and effective on July 4, 2014, or SAFE Circular 37, mainland China residents are required to register with local branches of SAFE in connection with their direct or indirect offshore investment in overseas special purpose vehicles directly established or indirectly controlled by mainland China residents for offshore investment and financing with their legally owned assets or interests in mainland China companies, or their legally owned offshore assets or interests. Such mainland China residents are also required to amend their registrations with SAFE when there is a change to the basic information of the special purpose vehicles, such as changes of an individual mainland China resident, the name or operating period of the special purpose vehicles, or when there is a significant change to the special purpose vehicles, such as changes of the individual mainland China residents’ increase or decrease of the capital contribution in the special purpose vehicles, or any share transfer or exchange, merger, or division of the special purpose vehicles. At the same time, SAFE issued the Operation Guidance for Issues Concerning Foreign Exchange Administration over Round-Trip Investment regarding the procedures for SAFE registration under SAFE Circular 37, which took effect on July 4, 2014, as an attachment to SAFE Circular 37.
Under SAFE Circular 13, mainland China residents may register with qualified banks instead of SAFE in connection with their establishment or control of an offshore entity established for the purpose of overseas direct investment. SAFE and its branches will implement indirect supervision over foreign exchange registration of direct investment via the banks.
Failure to comply with the registration procedures set forth in SAFE Circular 37 may result in restrictions on foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliate, the capital inflow from the offshore entities, and settlement of foreign exchange capital, and may also subject the onshore company or PRC residents to penalties under PRC foreign exchange administration regulations.
Regulation on Dividend Distribution
The principal laws and regulations regulating the distribution of dividends by foreign-invested enterprises in mainland China include the Company Law and the Foreign Investment Law and its implementation rules. Under the current regulatory regime in mainland China, foreign-invested enterprises in mainland China may pay dividends only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. Mainland China companies are required to set aside as statutory reserve funds at least 10% of its after-tax profit, until the cumulative amount of such reserve funds reaches 50% of its registered capital unless laws regarding foreign investment provide otherwise. A mainland China company cannot distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.
Regulation on Taxation
Enterprise Income Tax
According to the PRC Enterprise Income Tax Law promulgated by the National People’s Congress on March 16, 2007 and last amended on December 29, 2018 and the Implementation Rules of the PRC Enterprise Income Tax Law promulgated by the State Council on December 6, 2007 and amended on April 23, 2019, the income tax rate for both non-foreign owned mainland China companies and foreign-invested enterprises is 25% unless otherwise provided for specifically. Enterprises are classified as either mainland China resident enterprises or non-mainland China resident enterprises. In addition, enterprises established outside mainland China whose de facto management bodies are located in mainland China are considered mainland China resident enterprises and subject to the 25% enterprise income tax rate for their global income. An income tax rate of 10% applies to dividends declared to non-mainland China resident enterprise investors that do not have an establishment or place of business in mainland China, or that have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within mainland China.
In addition, an enterprise certified as a High-Tech Enterprise enjoys a reduced enterprise income tax rate of 15%. According to the Administrative Measures for the Certification of High-Tech Enterprises amended in January 2016, the provincial counterparts of the Ministry of Science and Technology, the Ministry of Finance, and the State Taxation Administration jointly determine whether an enterprise is a High-Tech Enterprise considering the ownership of core technology, whether the main technologies underlying the key products or services fall within the officially supported high-tech fields, the proportion of research and development personnel of the total staff, the proportion of research and development expenditure of total revenue, the proportion of high-tech products or services of total revenue, and other factors prescribed.
Value-Added Tax
Pursuant to the PRC Provisional Regulations on Value-Added Tax effective on January 1, 1994 and last amended on November 19, 2017, the implementation rules effective on December 25, 1993 and last amended on October 28, 2011, and the Decisions on Abolishing the PRC Provisional Regulations on Business Tax and Amending the PRC Provisional Regulations on Value-Added Tax, promulgated on November 19, 2017, the PRC government imposes value-added tax, or VAT, on all enterprises and persons engaged in the sale of goods, provision of processing, repairing, and replacement services, and sales of services, intangible assets and real property in mainland China, as well as the importation of goods into mainland China. The rates have varied over time. Pursuant to the Announcement on Relevant Policies for Deepening Value-Added Tax Reform effective on April 1, 2019, we are currently subject to VAT at rates between 6% and 13% on the products and services we provide, less any deductible VAT we have already paid or borne. We are also subject to surcharges on VAT payments in accordance with PRC law.
Dividend Withholding Tax
The Enterprise Income Tax Law stipulates that an income tax rate of 10% applies to dividends declared to non-mainland China resident investors that do not have an establishment or place of business in mainland China, or that have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent that such dividends are derived from sources within mainland China.
Pursuant to the Arrangement between mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent tax authority to have satisfied applicable conditions and requirements, the 10% withholding tax rate on the dividends received by the Hong Kong resident enterprise from a mainland China resident enterprise may be reduced to 5%. According to the Circular on Several Questions Regarding the Beneficial Owner in Tax Treaties, which was issued by the State Taxation Administration on February 3, 2018 and took effect on April 1, 2018, when determining an applicant’s status as the beneficial owner regarding tax treatments in connection with dividends, interest, or royalties in the tax treaties, several factors are considered, including whether the applicant is obligated to pay over 50% of the income in twelve months to residents in a third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant any tax exemption on relevant incomes or levies tax at an extremely low rate, and such factors will be analyzed according to the actual circumstances of the specific cases.
Tax on Indirect Transfer
Pursuant to the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises issued by the State Taxation Administration on February 3, 2015 and last amended on December 29, 2017, or STA Circular 7, an indirect transfer of assets, including equity interest in a mainland China resident enterprise, by non-mainland China resident enterprises may be recharacterized and treated as a direct transfer of mainland China taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of mainland China enterprise income tax. As a result, gains derived from such indirect transfer may be subject to mainland China enterprise income tax. When determining whether there is a reasonable commercial purpose of the transaction arrangement, several factors are considered, including whether the main value of the equity interest of the offshore enterprise derives directly or indirectly from mainland China taxable assets, whether the assets of the offshore enterprise mainly consists of direct or indirect investment in mainland China or if its income is mainly derived from mainland China, and whether the offshore enterprise and its subsidiaries directly or indirectly holding mainland China taxable assets have a real commercial nature that is evidenced by their actual function and risk exposure. STA Circular 7 does not apply to sales of shares by investors through a public stock exchange where such shares were acquired on a public stock exchange. On October 17, 2017, the State Taxation Administration issued the Circular on Issues Concerning the Withholding of Enterprise Income Tax at Source on Non-PRC Resident Enterprises, or STA Circular 37, which was amended by the Announcement of the State Taxation Administration on Certain Taxation Normative Documents issued by the State Taxation Administration on June 15, 2018. STA Circular 37 further elaborates on the implementing rules regarding the calculation, reporting, and payment obligations of the withholding tax by non-mainland China resident enterprises. Nevertheless, there remain uncertainties as to the interpretation and application of STA Circular 7. STA Circular 7 may be determined by the tax authorities to be applicable to our offshore transactions or sale of our shares or those of our offshore subsidiaries where non-mainland China resident enterprises, being the transferors, were involved.
Regulation on Labor
Labor Law and Labor Contract Law
Pursuant to the PRC Labor Law effective on January 1, 1995 and last amended on December 29, 2018 and its implementation rules, employers must establish and improve work safety and health systems, enforce national standards, and carry out work safety and health education for employees. In addition, pursuant to the PRC Labor Contract Law effective on January 1, 2008 and amended on December 28, 2012 and its implementation rules, employers must execute written labor contracts with full-time employees and comply with local minimum wage standards. Violations of the Labor Law and the Labor Contract Law may result in the imposition of fines and other administrative and criminal liability in the case of serious violations.
Social Insurance and Housing Fund
According to the PRC Social Insurance Law promulgated by the Standing Committee of the National People’s Congress on October 28, 2010 and amended on December 29, 2018 and the Administrative Regulations on Housing Provident Funds promulgated by the State Council on April 3, 1999 and last amended on March 24, 2019, employers are required to contribute to a number of social security funds, including funds for basic pension insurance, unemployment insurance, basic medical insurance, occupational injury insurance, and maternity insurance, and also to housing funds. Any employer who fails to make such contribution may be fined and ordered to make good the deficit within a stipulated time limit.
Employee Stock Incentive Plan
Pursuant to the Notice of Issues Relating to the Foreign Exchange Administration for Domestic Persons Participating in Stock Incentive Plan of Overseas Listed Company issued by SAFE on February 15, 2012, employees, directors, supervisors, and other senior management who participate in any stock incentive plan of a publicly listed overseas company and who are mainland China citizens or non-mainland China citizens residing in mainland China for a continuous period of no less than one year are, subject to a few exceptions, required to register with SAFE through a qualified domestic agent, which may be a mainland China subsidiary of such overseas listed company, and complete certain other procedures.
Regulations on Anti-Monopoly
On August 30, 2007, the Standing Committee of the National People’s Congress adopted the Anti-Monopoly Law, which was recently amended on June 24, 2022 and took effective on August 1, 2022. Under the Anti-Monopoly Law, the prohibited monopolistic acts include monopolistic agreements, abuse of a dominant market position, and concentration of businesses that may have the effect to eliminate or restrict competition.
Pursuant to the Anti-Monopoly Law, a business operator that possesses a dominant market position is prohibited from abusing its dominant market position and must not conduct the following acts: (i) selling commodities at unfairly high prices or buying commodities at unfairly low prices; (ii) without justifiable reasons, selling commodities at prices below cost; (iii) without justifiable reasons, refusing to enter into transactions with their trading counterparts; (iv) without justifiable reasons, allowing trading counterparts to make transactions exclusively with itself or with the business operators designated by it; (v) without justifiable reasons, tying commodities or imposing unreasonable trading conditions to transactions; (vi) without justifiable reasons, applying differential prices and other transaction terms among their trading counterparts who are on an equal footing; and (vii) other acts determined as abuse of dominant market position by the relevant governmental authorities. Pursuant to the Anti-Monopoly Law and other regulations, when a concentration of undertakings occurs and reaches any of the following thresholds, the undertakings concerned must file a prior notification with the anti-monopoly agency (i.e., the State Administration for Market Regulation), (i) the total global turnover of all operators participating in the transaction exceeded RMB12 billion in the preceding fiscal year and at least two of these operators each had a turnover of more than RMB800 million within mainland China in the preceding fiscal year, or (ii) the total turnover within mainland China of all the operators participating in the concentration exceeded RMB4 billion in the preceding fiscal year, and at least two of these operators each had a turnover of more than RMB800 million within mainland China in the preceding fiscal year are triggered, and no concentration shall be implemented until the anti-monopoly agency clears the anti-monopoly filing. Where, although a concentration of undertakings does not reach the threshold, there is evidence proving that the concentration has or may have effect of eliminating or restricting competition, the State Council may require the undertakings to file a prior notification. “Concentration of undertakings” means any of the following: (i) merger of undertakings; (ii) acquisition of control over another undertaking by acquiring equity or assets; or (iii) acquisition of control over, or exercising decisive influence on, another undertaking by contract or by any other means. If business operators fail to comply with the Anti-Monopoly Law or other relevant regulations, the anti-monopoly agency is empowered to stop the relevant activities, unwind the transactions, and confiscate illegal gains and fines. Furthermore, business operators may be subject to criminal liability in the case of serious violation.
Regulation on Mergers and Acquisitions and Overseas Listing
On August 8, 2006, six PRC governmental and regulatory authorities, including the Ministry of Commerce and the CSRC, promulgated the Rules on Mergers and Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rules, effective as of September 8, 2006 and later revised on June 22, 2009, which governs the mergers and acquisitions of domestic enterprises by foreign investors. The M&A Rules, among other things, requires that if an overseas company established or controlled by mainland China companies or individuals intends to acquire equity interests or assets of any other mainland China company affiliated with such companies or individuals, such acquisition must be submitted to the Ministry of Commerce for approval. The M&A Rules also requires that an offshore special purpose vehicle formed for overseas listing purposes and controlled directly or indirectly by the mainland China individuals or companies shall obtain the approval of the CSRC prior to overseas listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. After the PRC Foreign Investment Law and its Implementation Regulations took effect on January 1, 2020, the provisions of the M&A Rules remain effective to the extent they are not inconsistent with the PRC Foreign Investment Law and its Implementation Regulations.
On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly promulgated the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law, or the Opinions. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the establishment of regulatory frameworks will be taken to deal with the risks and incidents of mainland China-based overseas listed companies, and cybersecurity and data privacy protection requirements and etc.
On February 17, 2023, the CSRC released the Overseas Listing Filing Rules, which took effect on March 31, 2023. The Overseas Listing Filing Rules will comprehensively improve and reform the existing regulatory regime for overseas offering and listing of securities of mainland China companies and will regulate both direct and indirect overseas offering and listing of securities of mainland China companies by adopting a filing-based regulatory regime. According to the Overseas Listing Filing Rules, the issuer or a major domestic operating company designated by the issuer, as the case may be, must make a filing with the CSRC in respect of its initial public offering or listing, follow-on offering and other equivalent offing activities. For an listed issuer which is already listed, it should also make filing in accordance with the Overseas Listing Filing Rules if: (i) it issues additional convertible bonds, exchangeable bonds or preferred shares, (ii) it issues additional securities in the same overseas market, excluding securities issued for the purpose of implementing equity incentive, distribution of stock dividends, share split, etc., (iii) it issues additional securities in several offerings within its authorized scope; or (iv) it conducts a secondary listing or primary listing in any other overseas market. Failure to comply with the filing requirements may result in fines, suspension of their businesses, revocation of their business licenses and operation permits and fines on the controlling shareholder and other responsible persons.
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

On February 24, 2023, the CSRC and several other administrations jointly released the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Archives Rules, which took effect on March 31, 2023. The Archives Rules apply to both overseas direct offerings and overseas indirect offerings. The Archives Rules provides that, among other things, (i) in relation to the overseas listing activities of domestic enterprises, the domestic enterprises are required to strictly comply with applicable requirements on confidentiality and archives management, establish a sound confidentiality and archives system, and take necessary measures to implement their confidentiality and archives management responsibilities, (ii) during the course of an overseas offering and listing, if a domestic enterprise needs to publicly disclose or provide to securities companies, accounting firms or other securities service providers and overseas regulators, any materials that contain state secrets or that have a sensitive impact (i.e. be detrimental to national security or the public interest if divulged), the domestic enterprise should complete applicable approval/filing and other regulatory procedures, and (iii) working papers produced in the PRC by securities companies and securities service institutions, which provide domestic enterprises with securities services during their overseas issuance and listing, should be stored in the PRC, and the transmission of all such working papers to recipients outside China is required to be approved by competent PRC authorities.
C.Organizational Structure
The following diagram illustrates our corporate structure, including our principal and other subsidiaries as of the date of this annual report.

D.Property, Plant and Equipment
Our main offices are located in various cities in China, including Hangzhou, Shanghai, Wuhan, Beijing, Dalian, Chengdu, and Suzhou. We also have offices in Gothenburg, Sweden, in London, United Kingdom, and in San Diego, United States. As of December 31, 2023, we had leased premises as summarized below and under operating lease agreements from independent third parties. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

Location	Approximate Size (Building) in Square Meters	Primary Use	Lease Term (years)
Hangzhou	6,378	Operation, R&D	1~3 years
Beijing	527	Product R&D	1 year
Shanghai	5,487	Operation, R&D	1 year
Wuhan	10,208	Product R&D	3~4 years
Dalian	2,290	Product R&D	2~4 years
Chengdu	1,311	Product R&D	3 years
Suzhou	7,813	Operation, R&D	3~5 years
Hong Kong	264	Operation	3 years
Gothenburg	2,164	Product R&D	5 years
London	3,000	Operation	10 years
San Diego	588	R&D	3 years
We plan to establish international manufacturing facilities to strengthen synergies with our research and development and operation centers that already serve global markets.

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
A.Operating Results
As a global mobility technology provider, we develop full stack automotive computing platforms including SoCs, central computing platforms, operating systems and software. Our current core products include infotainment head units, digital cockpits, vehicle chip-set solutions, a core operating system and integrated software stack.

We have established a successful track record since our inception. As of December 31, 2023, there were over 6 million vehicles on the road with ECARX products and solutions onboard. As of December 31, 2023, we had a team of over 2,000 full-time employees globally, 75% of whom are involved in research and development, providing the foundation for us to serve 25 vehicle brands across the globe.

Our total revenues increased by 28% from RMB2,779.1 million in 2021 to RMB3,562.0 million in 2022, and further by 31% to RMB4,666.1 million (US$657.2 million) in 2023. We recorded a net loss of RMB1,176.8 million, RMB1,607.1 million and RMB1,015.2 million (US$143.0 million) in 2021, 2022 and 2023, respectively.
Key Factors Affecting Our Results of Operations
Our results of operations are affected by the following company-specific factors.
Our ability to continue to increase the sales of our products and services

Our results of operations depend significantly on our ability to continue to attract orders from automotive OEMs and Tier 1 automotive suppliers, which can affect our sales volume.

Since our incorporation, Geely Holding and its ecosystem OEMs have been important contributors to our revenues. We believe the collaboration with Geely Holding and its ecosystem OEMs extends our geographical and segment reaches and we are actively expanding our reach to the international market and with respect to global automotive products and services through Volvo Cars, Lotus, smart, and Proton. Our close relationship with the Geely ecosystem and the solid foundation that we have built by serving Geely Holding and its ecosystem OEMs have created pathways to securing orders from third-party automotive OEMs, starting in China. We began to market and sell our products and services to other automotive OEMs and Tier 1 automotive suppliers in 2019 and 2020 respectively.

Our ability to build orders for our products and services both within and without the Geely ecosystem will have a significant impact on our sales revenue and therefore the results of our business.
Continued investments in R&D and innovation

Technology is a key competing factor in our industries and our financial performance will be significantly dependent on our ability to maintain our technological leadership. As of December 31, 2023, we had a team of over 2,000 full-time employees globally, among which approximately 75% are involved in research and development.

In addition, we have and we plan to continue to explore joint ventures, acquisitions, and other forms of strategic partnerships for research and development opportunities.
Our ability to maintain and improve operating efficiency

Our results of operations are further affected by our ability to achieve and maintain operating efficiency, as measured by our total operating expenses as a percentage of our revenues. This is critical to the success of our business and our future profitability. As our business grows, we expect to achieve and improve our operating efficiency and enjoy economies of scale. Our future performance will depend on our ability to achieve such efficiency and deliver on these economies of scale.
Key Components of Results of Operations
Revenues
We generate revenues primarily through sales of goods, software licensing and services.
Sales of goods revenues. Our main products include:
•Automotive computing platform, which we supply to automotive OEMs and Tier 1 automotive suppliers to be assembled on cars with infotainment head unit or digital cockpit, and autonomous driving control unit;
•SoC core modules, where we sell standardized computing board, which integrates SoC with core integrated circuits and peripheral to automotive OEMs or Tier 1 automotive suppliers; and
•Automotive merchandise and other products, which are primarily basic electronic components such as resistor, capacitor and circuit board sold to automotive suppliers.
Software licensing. We generate revenues by licensing our customers the rights to the intellectual property of bundled software. Such bundled software is configured into standardized in-vehicle operating system by us to support the overall in-vehicle software framework and infrastructure of automotive OEMs.
Service revenues. We generate revenues by providing the following services:
•Automotive computing platform design and development service;
•Connectivity service, which enables automobiles access to the internet for end-users; and
•Other services, including technical consulting services provided to automotive companies.
The following table sets forth a breakdown of revenues by type both in absolute amount and as a percentage of our revenues for the periods indicated.

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Revenues
Sales of goods revenues	1,983,817	71.4	2,433,964	68.3	3,311,507	466,416	71.0
Software license revenues	261,265	9.4	404,469	11.4	444,830	62,653	9.5
Service revenues	533,981	19.2	723,561	20.3	909,810	128,144	19.5
Total	2,779,063	100.0	3,561,994	100.0	4,666,147	657,213	100.0
Cost of revenues
Our cost of revenues can be categorized as cost of goods sold, cost of software license and cost of services, which are the costs and expenses that are directly related to providing our products, licenses and services to customers. These cost and expenses primarily include (i) costs of raw materials and processing fee charged by outsourced factories, (ii) warehousing and transportation costs of inventories, (iii) staff costs of the quality control and supply chain departments, including share-based compensation expenses, and (iv) others, primarily consisted of depreciation, warranty cost, and license fees of software purchased from suppliers.
The following table sets forth a breakdown of our cost of revenues by nature both in absolute amount and as a percentage of our revenues for the periods indicated.

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Cost of revenues
Cost of goods sold	1,749,188	62.9	1,970,845	55.3	2,733,966	385,071	58.6
Cost of software license	32,164	1.2	126,807	3.6	120,289	16,942	2.6
Cost of services	180,648	6.5	470,463	13.2	541,863	76,320	11.6
Total	1,962,000	70.6	2,568,115	72.1	3,396,118	478,333	72.8
Gross profit and gross margin

Our gross profit represents our revenues less cost of revenues. Gross profit margin represents our gross profit as a percentage of revenue. In 2021, 2022 and 2023, our gross profit was RMB817.1 million, RMB993.9 million and RMB1,270.0 million (US$178.9 million), respectively, and our gross profit margin was 29.4%, 27.9% and 27.2%, respectively. The following table sets forth our gross profit and gross profit margin by business activities for the periods indicated.

	For the Year Ended December 31,
	2021		2022		2023
	Gross Profit	Gross Profit Margin	Gross Profit	Gross Profit Margin	Gross Profit		Gross Profit Margin
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Sales of goods	234,629	11.8	463,119	19.0	577,541	81,345	17.4
Software License	229,101	87.7	277,662	68.6	324,541	45,711	73.0
Service	353,333	66.2	253,098	35.0	367,947	51,824	40.4
Total	817,063	29.4	993,879	27.9	1,270,029	178,880	27.2
Operating expenses
Our operating expenses consist of (i) research and development expenses, (ii) selling, general and administrative expenses, (iii) other income, and (iv) others, net.
The following table sets forth a breakdown of our operating expenses both in absolute amount and as a percentage of our revenues for the periods indicated.

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Operating expenses
Research and development expenses	1,209,580	43.5	1,332,800	37.4	1,264,308	178,074	27.1
Selling, general and administrative expenses	607,868	21.9	1,310,207	36.8	928,761	130,813	19.9
Other income	—	—	(22,846)	(0.6)	(7,078)	(997)	(0.2)
Others, net	(207)	—	1,939	0.1	1,751	247	—
Total	1,817,241	65.4	2,622,100	73.7	2,187,742	308,137	46.9
Our research and development expenses primarily consist of direct material cost, outsourced development expenses, payroll and related costs including share-based compensation related to research and development of new technologies and expenses associated with the use by these functions of facilities and equipment, such as rental and depreciation.
Our selling, general and administrative expenses primarily consist of payroll, employee benefits, share-based compensation, travelling and general expenses, professional service fees, advertising costs, rental, depreciation and amortization expenses.
Other income represents recharges of certain management expenses to a related party.
Taxation
Cayman Islands
The Cayman Islands currently levies no taxes on corporations based upon profits, income, gains or appreciation. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.
Hong Kong

Each of our subsidiaries in Hong Kong is subject to an income tax rate of 16.5% on any part of assessable profits over HKD2,000,000 and 8.25% for assessable profits below HKD2,000,000. Additionally, payments of dividends by our subsidiary in Hong Kong to our company are not subject to any Hong Kong withholding tax.
Mainland China
Under the PRC Enterprise Income Tax Law effective from January 1, 2008 and last amended on December 29, 2018, our mainland China subsidiaries, and consolidated affiliated entities and their subsidiaries are subject to the statutory rate of 25%, subject to preferential tax treatments available to qualified enterprises in certain encouraged sectors of the economy. Enterprises that qualify as “high and new technology enterprises” are entitled to a preferential rate of 15% subject to renewal every three years. In December 2023, ECARX (Hubei) Tech Co., Ltd. was certified as a high and new technology enterprise and is entitled to benefit from a preferential income tax rate of 15% for a period of three years from 2023 to 2025 if HNTE status is satisfied in the relevant year.
We are currently subject to value-added tax, or VAT, at rates between 6% and 13% on the products and services we provide, less any deductible VAT we have already paid or borne. We are also subject to surcharges on VAT payments in accordance with the law of mainland China.
Dividends paid by our wholly foreign-owned mainland China subsidiary to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the Hong Kong entity satisfies all the requirements under the Arrangement between mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and receives approval from the tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%.
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

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Revenue
− Sales of goods revenues	1,983,817	71.4	2,433,964	68.3	3,311,507	466,416	71.0
− Software license revenues	261,265	9.4	404,469	11.4	444,830	62,653	9.5
− Service revenues	533,981	19.2	723,561	20.3	909,810	128,144	19.5
Total revenues	2,779,063	100.0	3,561,994	100.0	4,666,147	657,213	100.0
Cost
− Cost of goods sold	(1,749,188)	(62.9)	(1,970,845)	(55.3)	(2,733,966)	(385,071)	(58.6)
− Cost of software licenses	(32,164)	(1.2)	(126,807)	(3.6)	(120,289)	(16,942)	(2.6)
− Cost of services	(180,648)	(6.5)	(470,463)	(13.2)	(541,863)	(76,320)	(11.6)
Total cost of revenues	(1,962,000)	(70.6)	(2,568,115)	(72.1)	(3,396,118)	(478,333)	(72.8)
Gross profit	817,063	29.4	993,879	27.9	1,270,029	178,880	27.2
Operating expenses:
− Research and development expenses	(1,209,580)	(43.5)	(1,332,800)	(37.4)	(1,264,308)	(178,074)	(27.1)
− Selling, general and administrative expenses	(607,868)	(21.9)	(1,310,207)	(36.8)	(928,761)	(130,813)	(19.9)
− Other income	—	—	22,846	0.6	7,078	997	0.2
− Others, net	207	—	(1,939)	(0.1)	(1,751)	(247)	—
Total operating expenses	(1,817,241)	(65.4)	(2,622,100)	(73.6)	(2,187,742)	(308,137)	(46.9)
Loss from operation	(1,000,178)	(36.0)	(1,628,221)	(45.8)	(917,713)	(129,257)	(19.7)
Interest income	13,655	0.5	13,820	0.4	30,501	4,296	0.7
Interest expense	(131,585)	(4.7)	(44,543)	(1.3)	(79,309)	(11,170)	(1.7)
Loss from equity method investments	(3,891)	(0.1)	(71,928)	(2.0)	(43,065)	(6,066)	(0.9)
Other non-operating (expenses) income	(47,898)	(1.7)	152,791	4.3	(9,237)	(1,301)	(0.2)
Loss before income taxes	(1,169,897)	(42.1)	(1,578,081)	(44.3)	(1,018,823)	(143,498)	(21.8)
Income tax (expenses) benefit	(6,861)	(0.2)	(29,065)	(0.8)	3,643	513	0.1
Net loss	(1,176,758)	(42.3)	(1,607,146)	(45.1)	(1,015,180)	(142,985)	(21.8)
Year Ended December 31, 2023 Compared to Year Ended December 31, 2022
Revenues

	For the Year Ended December 31,
	2022	2023		Change
	RMB	RMB	US$	RMB	%

	(in thousands, except percentages)
Sales of Goods Revenues	2,433,964	3,311,507	466,416	877,543	36.1
Automotive computing platform	1,690,569	2,733,964	385,071	1,043,395	61.7
SoC core modules	660,554	496,939	69,992	(163,615)	(24.8)
Merchandise and other products	82,841	80,604	11,353	(2,237)	(2.7)
Software License Revenues	404,469	444,830	62,653	40,361	10.0
Service Revenues	723,561	909,810	128,144	186,249	25.7
Automotive computing platform–design and development service	468,770	677,651	95,445	208,881	44.6
Connectivity service	212,738	189,540	26,696	(23,198)	(10.9)
Other services	42,053	42,619	6,003	566	1.3
Total Revenues	3,561,994	4,666,147	657,213	1,104,153	31.0

Our revenues increased by RMB1,104.2 million from RMB3,562.0 million for the year ended December 31, 2022 to RMB4,666.1 million (US$657.2 million) for the year ended December 31, 2023, primarily due to an increase in sales volume of digital cockpits with the launches of new vehicles programs by Geely Auto and Geely ecosystem brands, and higher design and development service revenue with further penetration into the electric vehicle markets.

Sales of Goods Revenues. Sales of goods revenues increased by RMB877.5 million from RMB2,434.0 million for the year ended December 31, 2022 to RMB3,311.5 million (US$466.4 million) for the year ended December 31, 2023, primarily driven by an increase in sales volume of digital cockpits with the launches of new vehicles programs by Geely Auto and Geely ecosystem brands, and a shift in portfolio revenue mix from infotainment head units to digital cockpits, which have a higher total revenue per unit, and offset by a decrease in sales volume of SoC core modules.

Software License Revenues. Software license service revenues increased by RMB40.4 million from RMB404.5 million for the year ended December 31, 2022 to RMB444.8 million (US$62.7 million) for the year ended December 31, 2023, primarily due to the growth in intellectual property licenses and new software solutions revenue.

Service Revenues. Service revenues increased by RMB186.2 million from RMB723.6 million for the year ended December 31, 2022 to RMB909.8 million (US$128.1 million) for the year ended December 31, 2023. The increase was mainly attributable to higher design and development service revenue with further penetration into the electric vehicle markets.
Cost of revenues

	For the Year Ended December 31,
	2022	2023		Change
	RMB	RMB	US$	RMB	%

	(in thousands, except percentages)
Cost of revenues
Cost of goods sold	1,970,845	2,733,966	385,071	763,121	38.7
Cost of software licenses	126,807	120,289	16,942	(6,518)	(5.1)
Cost of services	470,463	541,863	76,320	71,400	15.2
Total	2,568,115	3,396,118	478,333	828,003	32.2

Our cost of revenues increased by RMB828.0 million from RMB2,568.1 million for the year ended December 31, 2022 to RMB3,396.1 million (US$478.3 million) for the year ended December 31, 2023. The increase was primarily driven by an increase in the sales volume of digital cockpits and a revenue shift to new digital cockpits which have a higher total cost per unit. The increased sales of these new products also contributed to the increase of cost of goods sold. The increase in cost of services is primarily attributable to the increased sales of the design and development services for automotive computing platforms.
Gross profit and gross margin

	For the Year Ended December 31,
	2022	2023		Change
	RMB	RMB	US$	RMB	%

	(In thousands, except percentages)
Gross profit	993,879	1,270,029	178,880	276,150	27.8
Gross margin (%)	27.9	27.2	27.2	(0.7)	—

As a result of successful expansion of the sales of our product and service categories, our gross profits increased from RMB993.9 million for the year ended December 31, 2022 to RMB1,270.0 million (US$178.9 million) for the year ended December 31, 2023.

Our gross margins decreased from 27.9% for the year ended December 31, 2022 to 27.2% for the year ended December 31, 2023. The decrease in gross margin of 0.7 percentage points was primarily due to the penetration pricing strategy adopted to drive automotive computing platform revenue growth and different revenue mix in 2023 compared to the prior year.
Operating expenses

	For the Year Ended December 31,
	2022	2023		Change
	RMB	RMB	US$	RMB	%

	(In thousands, except percentages)
Operating expenses
Research and development expenses	1,332,800	1,264,308	178,074	(68,492)	(5.1)
Selling, general and administrative expenses	1,310,207	928,761	130,813	(381,446)	(29.1)
Other income	(22,846)	(7,078)	(997)	15,768	—
Others, net	1,939	1,751	247	(188)	(9.7)
Total	2,622,100	2,187,742	308,137	(434,358)	(16.6)

Research and development expenses. Our research and development expenses decreased by RMB68.5 million from RMB1,332.8 million for the year ended December 31, 2022 to RMB1,264.3 million (US$178.1 million) for the year ended December 31, 2023, primarily due to a reduction of RMB109.0 million in share-based compensation expenses during 2023 as compared with 2022, partially offset by a higher investment in our core product roadmap and international research and development expansion.

Selling, general and administrative expenses. Our selling, general and administrative expenses decreased by RMB381.4 million from RMB1,310.2 million for the year ended December 31, 2022 to RMB928.8 million (US$130.8 million) for the year ended December 31, 2023, primarily driven by a reduction of RMB442.6 million in share-based compensation expense during 2023 as compared with 2022, partially offset by higher staff costs and travel and other expenses incurred by sales and administrative department.
Other income. Our other income represents recharges of certain management expenses to a related party. Recharges in 2023 were materially lower due to the change in contractual arrangement with the related party.
Loss from operation

As a result of the foregoing, we had a loss from operation of RMB917.7 million (US$129.3 million) for the year ended December 31, 2023, in comparison with a loss from operation of RMB1,628.2 million for the year ended December 31, 2022.
Interest income

Our interest income increased by RMB16.7 million from RMB13.8 million for the year ended December 31, 2022 to RMB30.5 million (US$4.3 million) for the year ended December 31, 2023, primarily due to the interest from loans to related parties and interest income from new short-term investments made during 2023.
Interest expense

Our interest expense increased by RMB34.8 million from RMB44.5 million for the year ended December 31, 2022 to RMB79.3 million (US$11.2 million) for the year ended December 31, 2023, primarily due to the increase in the amount of short-term borrowings from banks taken for working capital and general corporate expenses.
Loss from equity method investments

We recorded a loss from equity method investments in the amount of RMB71.9 million for the year ended December 31, 2022 and a loss from equity method investments in the amount of RMB43.1 million (US$6.1 million) for the year ended December 31, 2023. The change was primarily due to a lower net loss of certain equity method investments in 2023, as well as the disposal of certain loss making equity method investments as part of the Restructuring completed in the first half of 2022.
Other non-operating (expenses) income, net
Change in fair value of an equity security
We recorded a fair value loss of an equity security of RMB16.8 million and RMB22.5 million (US$3.2 million) for the years ended December 31, 2022 and 2023, respectively, which was mainly affected by the market prices of this listed equity security.
Change in fair value of warrant liabilities
We recorded a loss in fair value of warrant liabilities of RMB3.2 million for the year ended December 31, 2022, compared to a gain of RMB11.7 million (US$1.7 million) for the year ended December 31, 2023. The change primarily reflects the decrease in the fair value of warrants.
Government grants
For the years ended December 31, 2022 and 2023, we received government grants totaling RMB59.4 million and RMB11.8 million (US$1.7 million), respectively, as a result of support and incentives from local governments, which primarily consisted of subsidies for research and development activities.
Foreign currency exchange gains, net

We recorded foreign currency exchange losses of RMB10.3 million (US$1.5 million) for the year ended December 31, 2023, compared to losses of RMB18.2 million for the year ended December 31, 2022. The decrease in foreign currency exchange losses was primarily attributable to the impact on non-functional currency transactions and account balances of the fluctuations in the foreign currency exchange rates.
Year Ended December 31, 2022 Compared to Year Ended December 31, 2021
Revenues

	For the Year Ended December 31,
	2021	2022	Change
	RMB	RMB	RMB	%

	(in thousands, except percentages)
Sales of Goods Revenues	1,983,817	2,433,964	450,147	22.7
Automotive computing platform	1,423,548	1,690,569	267,021	18.8
SoC core modules	333,421	660,554	327,133	98.1
Merchandise and other products	226,848	82,841	(144,007)	(63.5)
Software License Revenues	261,265	404,469	143,204	54.8
Service Revenues	533,981	723,561	189,580	35.5
Automotive computing platform–design and development service	306,358	468,770	162,412	53.0
Connectivity service	188,349	212,738	24,389	12.9
Other services	39,274	42,053	2,779	7.1
Total Revenues	2,779,063	3,561,994	782,931	28.2

Our revenues increased by RMB782.9 million from RMB2,779.1 million for the year ended December 31, 2021 to RMB3,562.0 million for the year ended December 31, 2022, primarily due to an increase in the sales of automotive computing platform products and the sales of newly launched digital cockpit platform, as well as expansion of the sales of E-series SoC core modules through Tier 1 partners.

Sales of Goods Revenues. Sales of goods revenues increased by RMB450.1 million from RMB1,983.8 million for the year ended December 31, 2021 to RMB2,434.0 million for the year ended December 31, 2022, primarily driven by the launch of our new digital cockpit platform that resulted in a shift in our portfolio revenue mix from IHU to digital cockpit which has a higher total revenue per unit, the increase in sales volume of E-series SoC core modules, and the product transition from E01 to E02.

Software License Revenues. Software license service revenues increased by RMB143.2 million from RMB261.3million for the year ended December 31, 2021 to RMB404.5 million for the year ended December 31, 2022, primarily due to an increase in volumes along with upgrades to newer operating systems which command higher average selling prices.

Service Revenues. Service revenues increased by RMB189.6 million from RMB534.0 million for the year ended December 31, 2021 to RMB723.6 million for the year ended December 31, 2022. The increase was mainly attributable to our existing customers’ continued demand for automotive computing platform design and development services as well as further penetration into the electric vehicle market.
Cost of revenues

	For the Year Ended December 31,
	2021	2022	Change
	RMB	RMB	RMB	%

	(in thousands, except percentages)
Cost of revenues
Cost of goods sold	1,749,188	1,970,845	221,657	12.7
Cost of software licenses	32,164	126,807	94,643	294.3
Cost of services	180,648	470,463	289,815	160.4
Total	1,962,000	2,568,115	606,115	30.9

Our cost of revenues increased by RMB606.1 million from RMB1,962.0 million for the year ended December 31, 2021 to RMB2,568.1 million for the year ended December 31, 2022. The increase was primarily driven by the shift to new digital cockpit platform and E series SoC core modules products which had higher cost per unit than last generation of products. The increased sales of these new products also contributed to the increase of cost of goods sold. The increase in cost of services is primarily attributable to costs relating to certain non-recurring strategic engineering contracts and the incurrence of outsourcing costs in relation to our connectivity service contracts.
Gross profit and gross margin

	For the Year Ended December 31,
	2021	2022	Change
	RMB	RMB	RMB	%

	(In thousands, except percentages)
Gross profit	817,063	993,879	176,816	21.6
Gross margin (%)	29.4	27.9	—	—

As a result of successful expansion of the sales of our product and service categories, our gross profits increased from RMB817.1 million for the year ended December 31, 2021 to RMB993.9 million for the year ended December 31, 2022.

Our gross margins decreased from 29.4% for the year ended December 31, 2021 to 27.9% for the year ended December 31, 2022. The change in gross margin of 1.5 percentage points was primarily due to the recognition of revenue contracts with different margin mix in 2022 compared to the prior year.
Operating expenses

	For the Year Ended December 31,
	2021	2022	Change
	RMB	RMB	RMB	%

	(In thousands, except percentages)
Operating expenses
Research and development expenses	1,209,580	1,332,800	123,220	10.2
Selling, general and administrative expenses	607,868	1,310,207	702,339	115.5
Other income	—	(22,846)	(22,846)	—
Others, net	(207)	1,939	2,146	(1036.7)
Total	1,817,241	2,622,100	804,859	44.3

Research and development expenses. Our research and development expenses increased by RMB123.2 million from RMB1,209.6 million for the year ended December 31, 2021 to RMB1,332.8 million for the year ended December 31, 2022, primarily due to the continued investment in our core product roadmap and largely offset by a reduction in such expense as a result of the cessation of ADAS perception software development and HD mapping services and the corresponding reduction of personnel-related costs for the affected personnel.

Selling, general and administrative expenses. Our selling and marketing expenses increased by RMB702.3 million from RMB607.9 million for the year ended December 31, 2021 to RMB1,310.2 million for the year ended December 31, 2022, primarily driven by our continued investments in advertising, marketing, and promotional activities as part of our commercial expansion across several new geographic markets. This increase also reflects the recognition of share-based compensation expenses in the amount of RMB588.8 million relating to the vesting of certain options and restricted share units as a result of the consummation of the Business Combination. The remaining increase was attributable to our overseas expansion.

Other income. Our other income represents recharges of certain management expenses to a related party.
Loss from operation

As a result of the foregoing, we had a loss from operation of RMB1,628.2 million for the year ended December 31, 2022, in comparison with a loss from operation of RMB1,000.2 million for the year ended December 31, 2021.
Interest income

Our interest income increased marginally by RMB0.1 million from RMB13.7 million for the year ended December 31, 2021 to RMB13.8 million for the year ended December 31, 2022.
Interest expense

Our interest expense decreased by RMB87.0 million from RMB131.6 million for the year ended December 31, 2021 to RMB44.5 million for the year ended December 31, 2022, primarily due to repayment of loans bearing higher interest rate.
Loss from equity method investments

Our loss from equity method investments increased by RMB68.0 million from RMB3.9 million for the year ended December 31, 2021 to RMB71.9 million for the year ended December 31, 2022, primarily due to the investees’ increased loss results of operation.
Other non-operating (expenses) income, net
Change in fair value of an equity security
We recorded a fair value loss of an equity security of RMB16.8 million for the year ended December 31, 2022 which was mainly affected by the market prices changes of this listed equity security since we made the investment.
Gains on sale of an equity security
In December 2022, we disposed of our investment in Zenseact for a consideration of US$115 million at a gain of US$9.0 million.
Gains on deconsolidation of a subsidiary
In January 2022, Suzhou Photon-Matrix Optoelectronics Technology Co., Ltd, or Suzhou Photon-Matrix, our PRC subsidiary, entered into certain financing agreements with third party investors, pursuant to which such investors subscribed for 3.45% of new equity in Suzhou Photon-Matrix for a total consideration of RMB10 million in cash. As a result of the transaction, our equity interest in Suzhou Photon-Matrix decreased from 50.92% to 49.17%, and we no longer control Suzhou Photon-Matrix. On the date we lost control in Suzhou Photon-Matrix, we remeasured our retained equity interest in Suzhou Photon-Matrix at a fair value of RMB64.0 million with backsolve method, a market approach, plus the carrying amount of noncontrolling interest in Suzhou Photon-Matrix of RMB33.6 million, minus the carrying amount of Suzhou Photon-Matrix’s net assets of RMB25.6 million. We, therefore, recorded a gain of RMB72.0 million in the first quarter of 2022 as a result of the deconsolidation.
Change in fair value of warrant liabilities
We recorded loss in fair value of warrant liabilities of RMB111.3 million for the year ended December 31, 2021, compared to a loss of RMB3.2 million for the year ended December 31, 2022. The warrants issued to the government fund were exercised in 2021, which resulted in the decrease in change in fair value of warrant liabilities in 2022.
Government grants
For the years ended December 31, 2021 and 2022, we received government grants totaling RMB34.5 million and RMB59.4 million, respectively, as a result of support and incentives from local governments, which primarily consisted of subsidies for investment in research and development activities.
Foreign currency exchange gains, net
We recorded foreign currency exchange gains of RMB18.3 million for the year ended December 31, 2021, compared to losses of RMB18.3 million for the year ended December 31, 2022. The net change in foreign currency exchange gains was primarily attributable to fluctuations in exchange rates in the currencies other than the functional currencies of the entities.
B.Liquidity and Capital Resources
Cash flows and working capital
The following table sets forth a summary of our cash flows for the periods indicated.

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands)
Summary Consolidated Cash Flow Data
Net cash used in operating activities	(907,283)	(461,337)	(1,243,406)	(175,129)
Net cash (used in) provided by investing activities	(1,198,234)	(313,039)	592,083	83,393
Net cash provided by financing activities	2,122,792	657,767	296,826	41,808
Effect of foreign currency exchange rate changes on cash and restricted cash	(32,019)	28,906	41,342	5,821
Net decrease in cash and restricted cash	(14,744)	(87,703)	(313,155)	(44,107)
Cash and restricted cash at the beginning of the year	1,003,876	989,132	901,429	126,964
Cash and restricted cash at the end of the year	989,132	901,429	588,274	82,857

To date, we have funded our operating and investing activities primarily through cash generated from financing activities (including credit facilities).

In 2020 and 2021, we issued Series Angel Preferred Shares, Series A Preferred Share, Series A+ Preferred Shares, Series A++ Preferred Shares and Series B Preferred Shares for a total cash consideration of US$545.4 million.

In February 2021, we entered into a credit facility agreement with the China Merchant Bank under which we were granted a credit line of RMB400 million. In April 2021, we entered into a working capital loan agreement with Industrial Bank for a loan facility of up to a principal amount of RMB300 million. The loan bore interest at loan prime rate of one-year term grade minus 0.25% per annum. These facilities were fully drawn down and have been repaid in full.

In April 2022, we were granted a credit line of RMB240 million for a term of one year from China CITIC Bank. An aggregate amount of RMB100 million of bank notes payables and letters of credit under the credit line were issued in 2023 and fully repaid in November 2023.

In May 2022, we completed the private placement of the Lotus Note with an aggregate principal of US$10 million. We issued 1,052,632 Class A Ordinary Shares to Lotus Technology Inc. on the closing date of the Business Combination as a result of the automatic conversion, at a conversion price of US$9.5, of the US$10 million aggregate principal amount of the Lotus Note.

In June 2022, we were granted a credit line of RMB480 million for a term of one year from Industrial Bank and we entered into a one-year term loan agreement with Industrial Bank under the credit line for a principal amount of RMB480 million bearing interest at loan prime rate of one-year term grade plus 0.68% per annum. The loan and interest was fully repaid in June 2023.

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

In December 2022, the credit line was refreshed to RMB780 million for one year from Industrial Bank and we entered into a one-year loan agreement with Industrial Bank under the credit line for a principal amount of RMB300 million. The loan bore interest at loan prime rate of one-year term grade plus 0.65% per annum. The loan and interest were fully repaid in December 2023.

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

In January 2023, we entered into a loan agreement with Zhejiang Geely Holding Group Co., Ltd for the principal amount of RMB300 million due on October 7, 2023, with interest payable quarterly and at the rate of 4.1% per annum. The term of the loan was subsequently extended to June 30, 2024, and the interest rate was reduced to 3.9% per annum during the extended period.

In June 2023, we entered into a one-year term loan agreement with Industrial Bank for the principal amount of RMB480 million bearing interest at loan prime rate of one-year term grade plus 0.15% per annum. In December 2023, RMB300 million out of the loan and interest was repaid. The remaining RMB180 million loan is repayable on June 19, 2024.

In August 2023, ECARX Hubei obtained a one-year loan of RMB240 million from Bank of Communications Limited and renewed RMB90 million loan from Shanghai Pudong Development Bank for one year.

In September 2023, ECARX Hubei obtained a one-year loan of RMB90 million from Shanghai Pudong Development Bank.

In December 2023, we were granted a credit line of RMB780 million for one year from Industrial Bank and we entered into two one-year term loan agreements with Industrial Bank for the principal amount of total RMB300 million each bearing interest at loan prime rate of one-year term grade plus 0.45% per annum. The credit line and the term loan are repayable on December 5, 2024 and December 27, 2024, respectively.

In March 2024, we have secured commitment from a related party under which we will be able to extend its existing loan of RMB300 million up to June 30, 2025.

We have incurred losses since its inception. As of December 31, 2023, we had an accumulated deficit of RMB6.7 billion and its consolidated current liabilities exceeded current assets in the amount of RMB926.7 million. In addition, we recorded net cash used in operating activities in the amount of RMB1.2 billion for the year ended December 31, 2023. We will require additional liquidity to continue its operations over the next 12 months.

Historically, we had relied principally on proceeds from the issuance of redeemable convertible preferred shares and bank borrowings to finance its operations and business expansion. Since the consummation of the Business Combination, we have funded our operations principally through short-term borrowings from banks and related parties and long-term convertible notes. We have evaluated plans to continue as a going concern which include, but are not limited to, (i) reducing discretionary capital and operating expenses, (ii) obtaining additional facilities from banks and renewal of existing bank borrowings, (iii) obtaining extended financial support from controlling shareholder and related parties, (iv)
accelerating pace of collections of amounts due from related and third parties to optimize operational efficiency, and (v) exploring opportunities for further equity financing. Subsequent to December 31, 2023, we have secured commitment from a related party under which we will be able to extend its existing loan of RMB300 million up to June 30, 2025. Notwithstanding this, feasibility of some of these plans is contingent upon factors outside of the control of us and as such we concluded that substantial doubt about its ability to continue as a going concern has not been alleviated as of the reporting date.

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

We had cash and restricted cash of RMB588.3 million (US$82.9 million) as of December 31, 2023. As of December 31, 2023, RMB542.6 million (US$76.4 million) of our cash and cash equivalents were held in China and RMB528.0 million (US$74.4 million) were denominated in Renminbi. Substantially all of our revenues have been, and we expect them to continue to be, denominated in Renminbi in the short-term. Under existing foreign exchange regulations in mainland China, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our mainland China subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent authorities is required where the Renminbi is to be converted into foreign currency and remitted out of mainland China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. Economic uncertainty in China and around the world could also adversely affect our liquidity and capital resources in the future, and our cash requirements may fluctuate based on the timing and extent of many factors such as those discussed above.
Operating activities

Net cash used in operating activities increased by RMB782.1 million (US$110.2 million) from December 31, 2022 to 2023, primarily due to the increase in expenditure with global expansion, and new research and development investment, as well as longer cash conversion cycle.

Net cash used in operating activities for the year ended December 31, 2023 was RMB1,243.4 million (US$175.1 million), as compared to a net loss of RMB1,015.2 million (US$143.0 million) for the same year. The difference was primarily due to adjustments for non-cash items that primarily include share-based compensation of RMB174.0 million, depreciation and amortization of RMB85.8 million, and loss from equity method investments of RMB43.1 million, as well as an increase of RMB372.8 million (US$52.5 million) in accounts payable from third parties, partially offset by an increase of RMB719.3 million (US$101.3 million) in accounts receivable - related parties, net and a decrease of RMB257.7 million (US$36.3 million) in Contract liabilities - related parties.

Net cash used in operating activities decreased by RMB445.9 million from December 31, 2021 to 2022, primarily due to the improved management of our cash conversion cycle.

Net cash used in operating activities for the year ended December 31, 2022 was RMB461.3 million, as compared to a net loss of RMB1,607.1 million for the same year. The difference was primarily due to adjustments for non-cash items that primarily include share-based compensation of RMB725.7 million, depreciation and amortization of RMB74.6 million and loss from equity method investments of RMB71.9million, as well as an increase of RMB795.2 million in accounts payable from third parties and an increase of RMB204.8 million in accrued expenses and other current liabilities, partially offset by an increase of RMB238.2 million in accounts receivable from third parties, a decrease of RMB237.3 million in contract liabilities from related parties, and an increase of RMB189.7 million in prepayments and other current assets.

Net cash used in operating activities for the year ended December 31, 2021 was RMB907.3 million, as compared to a net loss of RMB1,176.8 million for the same year. The difference was primarily due to adjustments for non-cash items that primarily include share-based compensation of RMB179.9 million, change in fair value of warrant liabilities of RMB111.3 million and amortization of debt issuance costs of RMB99.9 million, as well as an increase of RMB353.7 million in contract liabilities from related parties, and an increase of RMB188.3 million in accrued expenses and other current liabilities, partially offset by a decrease of RMB218.1 million in accounts payable to related parties, an increase of RMB157.4 million in prepayments and other current assets, and a decrease of RMB144.5 million in notes payable.
Investing activities

Net cash provided by investing activities was RMB592.1 million (US$83.4 million) for the year ended December 31, 2023 compared with net cash used in investing activities of RMB313.0 million for the year ended December 31, 2022 to. The change mainly due to a reduction in equity investment activities in 2022 and proceeds from sale of Zenseact.

For the year ended December 31, 2023, net cash provided by investing activities was RMB592.1 million (US$83.4 million), which was mainly attributable to proceeds from sale of Zenseact of RMB792.1 million (US$111.6 million) received during the year, partially offset by payments for purchase of property and equipment and intangible assets of RMB62.2 million (US$ 8.8 million) and cash paid for acquisition of short-term investment of RMB163.9 million (US$23.1 million).

Net cash used in investing activities decreased significantly by RMB885.2 million from RMB1,198.2 million for the year ended December 31, 2021 to RMB313.0 million for the year ended December 31, 2022, mainly due to a reduction in equity investment activities in 2022.

For the year ended December 31, 2022, net cash used in investing activities was RMB313.0 million, which was mainly attributable to (i) payments for purchase of property and equipment and intangible assets of RMB157.3 million, (ii) cash paid for acquisition of equity investments of RMB79.4 million, (iii) loans to related parties of RMB57.3 million and (iv) financial support to an equity method investee of RMB28.5 million, partially offset by repayment of loans to related parties of RMB29.4 million.

For the year ended December 31, 2021, net cash used in investing activities was RMB1,198.2 million, which was mainly attributable to (i) payments for acquisition of long-term investments of RMB1,145.6 million, (ii) payments for purchase of property, equipment and intangible assets of RMB85.7 million, and (iii) loans and advances to related parties of RMB48.7 million, partially offset by collection of loans and advances to related parties of RMB90.2 million.
Financing activities

Net cash provided by financing activities decreased significantly by RMB360.9 million (US$50.8 million) from RMB657.8 million for the year ended December 31, 2022 to RMB296.8 million (US$41.8 million) for the year ended December 31, 2023, primarily due to a decrease in proceeds from issuance of convertible notes.

For the year ended December 31, 2023, net cash provided by financing activities was RMB296.8 million (US$41.8 million), primarily consisting of (i) proceeds from short-term borrowings of RMB1,500.0 million (US$211.3 million), and (ii) borrowings from related parties of RMB300.0 million (US$42.3 million), largely offset by (i) repayment of short-term borrowings of RMB1,170.0 million (US$164.8 million), (ii) repayment of borrowings from related parties of RMB300.0 million (US$42.3 million), and (iii) cash paid for the costs of the merger of RMB78.6 million (US$11.1 million).

Net cash provided by financing activities decreased significantly by RMB1,465.0 million from RMB2,122.8 million for the year ended December 31, 2021 to RMB657.8 million for the year ended December 31, 2022, primarily due to higher repayment of short-term borrowings and borrowings from related parties.

For the year ended December 31, 2022, net cash provided by financing activities was RMB657.8 million, primarily consisting of (i) proceeds from short-term borrowings of RMB1,270.0 million, (ii) borrowings from related parties of RMB700.0 million, and (iii) proceeds from issuance of convertible notes of RMB527.3 million, largely offset by (i) repayment of short-term borrowings of RMB1,332.0 million and (ii) repayment of borrowings from related parties of RMB700.0 million.

For the year ended December 31, 2021, net cash provided by financing activities was RMB2,122.8 million, primarily consisting of proceeds from issuance of Series A+ convertible redeemable preferred shares of RMB1,331.6 million, proceeds from short-term borrowings of RMB947.0 million, proceeds from issuance of Series A++ Convertible Redeemable Preferred Shares of RMB452.2 million and proceeds from issuance of Series B Convertible Redeemable Preferred Shares of RMB324.3 million, and cash contributed by non-redeemable non-controlling shareholders of RMB202.0 million, partially offset by repayment of long-term debt of RMB1,125.3 million, repayment for short-term borrowings of RMB91.0 million, and repayment of borrowings from related parties of RMB65.2 million.
Capital expenditures

Our capital expenditures are primarily incurred for the purchase of property, equipment, and intangible assets. Our total capital expenditures were RMB85.7million, RMB157.3 million and RMB62.2 million (US$8.8 million) for the year ended December 31, 2021, 2022 and 2023. We will continue to make capital expenditures to meet the needs of our research and development activities.
Material Cash Requirements

Other than the ordinary cash requirements for our operations, research and development, and our capital expenditure, our material cash requirements as of December 31, 2023 and any subsequent interim period primarily include interest and principal payments for our borrowings from banks and related parties, operating lease commitments, purchase commitments, and capital commitments.

Our operating lease commitment primarily consists of future minimum lease commitments, all under non-cancellable operating lease agreements for our offices.

Our purchase commitment primarily consists of future minimum purchase commitment related to the purchase of research and development services and intangible assets. Purchase obligations for intangible assets consist of the amount payable towards acquisition of certain software licensing rights.

Our capital commitment primarily consists of total capital expenditures contracted but not yet reflected in the consolidated financial statements.

Our investment commitment represents our investment in the joint venture with smart.

We intend to fund our existing and future material cash requirements with our existing cash balance, additional loan facilities from banks, financial support from controlling shareholder, as well as renewing our existing bank loans when they fall due, as necessary, although such plans are contingent upon many factors out of our control. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.
The following table sets forth our contractual obligations as of December 31, 2023.

	Payment Due by Period
	Total	Less than one year	1–2 Years	2–3 Years	3–5 Years	Over 5 Years

	(RMB in thousands)
Operating lease commitment	189,400	35,632	34,332	24,028	36,792	58,616
Purchase commitment	85,354	72,021	6,667	6,667	—	—
Capital commitment	39,504	38,502	1,002	—	—	—
Investment commitment	49,000	49,000	—	—	—	—
Purchase obligations for intangible assets	100,000	50,000	50,000	—	—	—
Short-term borrowings from banks	1,200,000	1,200,000	—	—	—	—
Total	1,663,258	1,445,155	92,001	30,695	36,792	58,616
Other than as shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2023.
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
Holding Company Structure

ECARX Holdings Inc. is a holding company with no material operations of its own. We conduct our operations in China through our PRC subsidiaries and, prior to the Restructuring, also through our former VIE, Hubei ECARX. As a result, our ability to pay dividends depends significantly upon dividends paid by our mainland China subsidiaries. If our existing mainland China subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in mainland China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the accounting standards and regulations in mainland China. Under the PRC law, each of our mainland China subsidiaries and, prior to the Restructuring, Hubei ECARX, is required to set aside at least 10% of its after-tax profits each year, if any, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our wholly foreign-owned subsidiaries in mainland China may allocate a portion of its after-tax profits based on the accounting standards in mainland China to enterprise expansion funds and staff bonus and welfare funds at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of mainland China is subject to examination by the banks designated by SAFE. Our mainland China subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.
Inflation

To date, inflation in mainland China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent change in the consumer price index for December 2021, 2022 and 2023 were an increase of 1.5%, an increase of 1.8%, and a decrease of 0.3%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.
Recently Issued Accounting Pronouncements
A list of recently issued accounting pronouncements that are relevant to us is included in Note 2(ee) of our consolidated financial statements included elsewhere in this annual report.
C.Research and Development, Patents and Licenses, etc.
See “Item 4. Information on the Company—B. Business Overview—Intellectual Property” of this annual report.
D.Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2023 that are reasonably likely to have a material and adverse effect on our total revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.
E.Critical Accounting Estimates
We prepare our consolidated financial statements in accordance with U.S. GAAP. In doing so, we have to make estimates and assumptions. Our critical accounting estimates are those estimates that involve a significant level of uncertainty at the time the estimate is made, and changes in them have had or are reasonably likely to have a material effect on our financial condition or results of operations. Accordingly, actual results could differ materially from our estimates. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we evaluate these estimates on an ongoing basis.
The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and accompanying notes and other disclosures included in this annual report. When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies, and (iii) the sensitivity of reported results to changes in conditions and assumptions.
Share-based compensation
We measure the cost of employee and non-employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognizes the cost over the period the employee and non-employee is required to provide service in exchange for the award, which generally is the vesting period. For awards with performance conditions, compensation cost is recognized over the estimated vesting period if it is probable that the performance condition will be achieved.
The fair value of restricted stock units, or RSUs, and options is estimated using the binomial model with certain assumptions. The expected volatility for RSUs and options was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the expected term of our RSUs and option awards. With respect to the RSUs and options issued in US$ or RMB, the risk-free interest rate was separately estimated based on the yield to maturity of U.S. Treasury bonds or China Government Bond for a term consistent with the expected term of our RSUs and options in effect at the valuation date. Expected dividend yield is zero as we do not anticipate any dividend payments in the foreseeable future. Expected term is the contract life of the RSUs and option awards.
Item 6.    Directors, Senior Management and Employees
A.Directors and Senior Management
The following table sets forth certain information relating to our executive officers and directors as of the date of this annual report. Our board of directors is comprised of six directors.

Directors and Executive Officers	Age	Position/Title
Ziyu Shen	40	Chairman and Chief Executive Officer
Tan Su	42	Director
Ni Li	40	Director
Jim Zhang (Zhang Xingsheng)	68	Independent Director
Grace Hui Tang	64	Independent Director
Jun Hong Heng	42	Independent Director
Peter Cirino	52	Chief Operating Officer
Jing (Phil) Zhou	45	Chief Financial Officer
Ziyu Shen has served as our director and Chief Executive Officer since November 2019 and our Chairman since May 2021. Mr. Shen has served as director and Chief Executive Officer of Hubei ECARX since 2017. In addition to his current roles in our company, Mr. Shen is also serving as a director of DREAMSMART TECHNOLOGY PTE. LTD. and as Chairman and Chief Executive Officer of Hubei Xingji Meizu Group Co., Ltd. Prior to founding ECARX, Mr. Shen served as General Manager of Shanghai Pateo Network Technology Service Co., Ltd. from October 2012 to March 2016. Earlier in his career, Mr. Shen was an industry director of T-Systems P.R. China Ltd. from October 2011 to October 2012, and before then he worked at Shanghai OnStar Telematics Service Co., Ltd. as senior manager from August 2009 to October 2011, and had worked as an engineer and then as a senior manager at Shanghai General Motors Company Limited from August 2006 to August 2008. Mr. Shen received a master’s degree in electronics and communication engineering from Shanghai Jiao Tong University in 2011.
Tan Su has served as our director since January 2024. Mr. Su has served as general manager of Baidu’s Apollo Intelligent Automobile Department since 2023 and is fully responsible for the implementation of Baidu’s automotive intelligence strategy and coordinating and managing multiple businesses, including intelligent driving, cockpit-driving integration, and intelligent cabin. Prior to that, Mr. Su has held leadership positions in various businesses of Baidu since 2013, including Baidu Maps and Baidu Intelligent Driving Group, where he successively served as the general manager of Baidu's Internet of Vehicles Department and Intelligent Driving Department. Before joining Baidu, Mr. Su worked as a R&D engineer at ESRI China (Beijing) Co., Ltd. from 2004 to 2007 and founded and managed an online maps startup company from 2007 to 2013. Mr. Su received a BS in geographic information systems from Wuhan University in 2004 and is currently attending an EMBA program at Guanghua School of Management of Peking University.
Ni Li has served as a director since March 2021. Ms. Li founded Hone Capital in 2017 and is the legal representative of Shanghai Kaixin Investment Co., Ltd. from September 2015. Ms. Li also served as an investment manager at Rothschild Holdings Co., Ltd. from January 2008 to April 2011. Ms. Li received a bachelor’s degree in financial management from the Nottingham University.
Jim Zhang (Zhang Xingsheng) has served as a director since March 2021. Mr. Zhang is the founding partner of Daotong Investment Co., Ltd. which was established in December 2013. Mr. Zhang served as an independent director at

Volvo Car AB (SSE: VOLCAR-B) from August 2018 to May 2022 and as a director at The Nature Conservancy’s North Asia Region from 2008 to 2013. Mr. Zhang also served as Chairman at Beijing Link Capital Investment Co., Ltd. from 2005 to 2008. Prior to that, Mr. Zhang held various leadership position at Asiainfo Holdings, Inc., a company previously listed on Nasdaq, from 2003 to 2005, including as its director, president, and Chief Executive Officer. Mr. Zhang served as Executive Vice President and Chief Marketing Officer at Ericsson (China) Co., Ltd. from 1990 to 2003. Mr. Zhang served as deputy manager at China Telecom Construction Corporation from 1986 to 1990 and worked as an engineer at Beijing Long Distance Telecom Office from 1977 to 1986. Mr. Zhang received his MBA from BI-Fudan MBA program offered in partnership by BI Norwegian Business School and School of Management Fudan University in 1999 and a bachelor’s degree in 1981 from Beijing University of Post and Telecommunications.
Grace Hui Tang has served as a director since March 2021. Ms. Tang was an audit partner at PricewaterhouseCoopers from 2001 to 2020, when she retired. Ms. Tang has served as a director at Textainer Group Holdings Limited (NYSE: TGH) since July 2020 and as a director at Elkem ASA (ELK: Oslo) since April 2021. Ms. Tang also serves as a director at Brii Biosciences Ltd (HKG: 2137) since July 2021 and as of July 2022, she has been appointed as a director, of NetEase Inc. (NASDAQ: NTES). Ms. Tang is a member of the AICPA and HKICPA. Ms. Tang has also dedicated herself to social, welfare and educational affairs, she serves as an advisor to the Beijing Capital Market and Securities Legal Affairs Committee since 2006 and as a supervising board member of Beijing New Sunshine Leukemia Charity Foundation since 2011, a public fund that had been awarded the highest grade qualification by the Civil Affairs Bureau of Beijing and she is also the treasurer for the Silvermine Arts Foundation in the USA. Ms. Tang is an adjunct professor at the Guanghua School of Management of Peking University. Ms. Tang received a bachelor’s degree in accounting from the University of Utah in June 1982 and an MBA from Utah State University in June 1984.
Jun Hong Heng has served as a director since December 2022. Mr. Heng is the Founder of Crescent Cove Advisors, LP and has served as Chief Investment Officer of Crescent Cove since August 2018. Mr. Heng is also the Founder of Crescent Cove Capital Management LLC and has served as its Chief Investment Officer since February 2016. Mr. Heng has also served as a member of the board of directors of Luminar Technologies, Inc. since June 2021. Prior to Crescent Cove Capital Management LLC, Mr. Heng served as Principal of Myriad Asset Management, an investment firm, from August 2011 to January 2015, where he focused on Asian credit and equity, including special situations. From September 2008 to July 2011, he served as Vice President of Argyle Street Management, a spin-off from Goldman Sachs Asian Special Situations Group. Previously, Mr. Heng served as an analyst at Morgan Stanley, where he focused on Asia, and as an analyst at Bear, Stearns & Co., where he served in a multi-disciplinary role across technology, media and telecommunications, mergers and acquisitions, and equity and debt capital markets. Mr. Heng holds a B.B.A. in Finance and Accounting from the Stephen M. Ross School of Business at the University of Michigan.
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
Jing (Phil) Zhou has served as our Chief Financial Officer since August 2023. Mr. Zhou has more than 20 years of experience in finance and business operations in the information technology industries of Greater China and North Asia. He joined us in 2021 as Chief of Staff to the Chief Executive Officer, China Chief Financial Officer and Vice President of Business Operations and has served as Executive Vice President, China Operations since May 2023. Mr. Zhou previously held the senior management positions in a number of high-tech enterprises, including Vice President of Sales Operations in Alibaba Cloud Intelligent Group, General Manager of Business and Sales Operations in Microsoft Greater China, and head of business operations and Chief of Staff to the Chief Executive Officer of Amazon Web Services Greater China, where he was responsible for overall business planning, go-to-market strategy development, and commercial operations. Mr. Zhou had served as Dell Inc.’s senior finance director in Greater China for a long time, responsible for financial planning and analysis, product planning and pricing strategies, revenue and profitable growth strategies, go-to-market model design and implementation, cash flow management, and internal control and assurance. Mr. Zhou received his bachelor’s degree of management science from Fudan University and his MBA from Washington University in St. Louis. Mr. Zhou is a member of The Association of International Accountants.

B.Compensation
Compensation of Directors and Executive Officers
In 2023, we paid an aggregate of RMB15.4 million (US$2.2 million) in cash and benefits to our executive officers as a group and we paid US$0.3 million compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers. Our mainland China subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, work-related injury insurance and maternity insurance and other statutory benefits, and a housing provident fund.
Employment Agreements and Indemnification Agreements
Each of the executive officers is party to an employment agreement with us. Under these agreements, the employment of each of executive officers is for a specified time period, and may be terminated for cause, at any time and without advance notice or compensation, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. In such case of termination, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. The employment may also be terminated without cause upon three-month advance written notice. The executive officer may resign at any time with three-month advance written notice.
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
As of February 29, 2024, (i) the maximum aggregate number of Ordinary Shares which may be issued pursuant to all awards under the 2019 Share Incentive Plan is 27,438,015 and (ii) 27,438,015 restricted shares have been issued and outstanding, excluding awards that were forfeited or cancelled after the grant dates.

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
Vesting schedule. In general, the plan administrator determines the vesting schedule, which is specified in the award agreement.
Payment for Awards. The plan administrator determines the purchase price, as applicable, for each award, which is stated in the award agreement. All or part of awards that are not fully paid will terminate after five years from the date of award, unless otherwise provided in the award agreement.
Transfer restrictions. Awards may not be transferred in any manner by the eligible participant other than in accordance with the terms of the 2019 Share Incentive Plan, or the award agreement or otherwise as determined by the plan administrator. Subject to the fulfillment of stipulated conditions, participants may request for the sale of ordinary shares of us underlying his/her awards in which case we will have the discretion to allow the transfer of either such ordinary shares, or the participant’s interests in such ordinary shares.
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
The 2021 Option Incentive Plan
In July 2021, our board of directors approved and adopted the 2021 Option Incentive Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. The maximum aggregate number of Ordinary Shares that may be issued under the 2021 Option Incentive Plan is 16,802,069. As of February 29, 2024, options with a total of 11,082,532 underlying Ordinary Shares have been granted under the 2021 Option Incentive Plan and outstanding, excluding awards that were forfeited or cancelled after the grant dates.
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

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is specified in the award agreement.
Exercise of Options. The plan administrator determines the exercise price for each award, which is stated in the award agreement. Options that are vested and exercisable will terminate if they are not exercised prior to the time as the plan administrator determines at the time of grant. However, the maximum exercisable term is ten years from the date of grant.
Transfer Restrictions. Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the 2021 Option Incentive Plan or the award agreement or otherwise determined by the plan administrator.
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
The 2022 Share Incentive Plan
In December 2022, our board of directors approved and adopted the 2022 Share Incentive Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. The maximum aggregate number of ordinary shares that may be issued under the 2022 Share Incentive Plan is 18,903,472. As of February 29, 2024, 577,921 ordinary shares have been issued under the 2022 Share Incentive Plan.
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
Vesting Schedule. In general, the administrator determines the vesting schedule, if any, which is specified in the award agreement.
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
Awards Granted
The following table summarizes, as of February 29, 2024, the number of restricted share units we have granted to certain of our directors and officers,excluding awards that were forfeited or cancelled after the relevant grant dates.

Name	Ordinary Shares Underlying Restricted Share Units	Date of Grant
Jing (Phil) Zhou	*	December 31, 2020 and January 30, 2022
Jun Hong Heng	*	December 31, 2023
* Less than 1% of our total ordinary shares on an as-converted basis outstanding as of February 29, 2024.
The following table summarizes, as of February 29, 2024, the number of options we have granted to certain of our directors and officers, excluding awards that were forfeited or cancelled after the relevant grant dates.

Name	Number of Class A Ordinary Shares Underlying Options	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Grace Hui Tang	46,952	3.407734	December 31, 2023	December 30, 2033
Jim Zhang	46,952	3.407734	December 31, 2023	December 30, 2033

C.Board Practices
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
The audit committee oversees our accounting and financial reporting processes. The audit committee is responsible for, among other things:
•appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;
•reviewing with the independent auditors any audit problems or difficulties and management’s response;
•discussing the annual audited financial statements with management and the independent auditors;
•reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;
•reviewing and approving all proposed related party transactions;
•meeting separately and periodically with management and the independent auditors; and monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.
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
The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:
•reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;
•reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;
•reviewing periodically and approving any incentive compensation or equity plans, programs similar arrangements; and selecting compensation consultant, legal counsel or other advisor only after taking into consideration all factors relevant to that person’s independence from management.
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
The nominating and corporate governance committee assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and committees. The nominating and corporate governance committee is responsible for, among other things:
•selecting and recommending to the board nominees for election by the shareholders or appointment by the board;
•reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;
•making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.
Cybersecurity Committee
The cybersecurity committee consists of Mr. Ziyu Shen and Ms. Ni Li. Mr. Ziyu Shen is the chairperson of the cybersecurity committee.
The cybersecurity committee assists our board of directors in ensuring that we will comply with all applicable laws and regulations on cybersecurity and national security. The cybersecurity committee is responsible for, among other things:
•implementing safeguards and security policies on the collection, storage, transfer and dissemination of personal data and other important data in compliance with all applicable laws and regulations on cybersecurity and national security;
•preserving the privacy of personal data and security of other important data collected, and preventing such information from being divulged, damaged, or lost;
•preserving the privacy of personal data and security of other important data collected, and preventing such information from being divulged, damaged, or lost;
•mitigating the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or illegally transferred abroad;
•mitigating the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or used with malicious intent by foreign governments, as well as the risk relating to information security;
•reviewing and approving disclosures, transfer and dissemination of personal data and important data;
•overseeing the conduct of security assessment of information to be provided overseas, prior to the cross-border transfer of any data;
•ensuring the legality, appropriateness and necessity of the cross-border data transfer and the purpose, scope and method of the data processing activities of the overseas recipient;
•ensuring that any cross-border transfer of data will not create any risk to national security, public interests, or the legitimate rights and interests of individuals or organizations that may arise from such transfer;
•ensuring that any products and services that affect or may affect national securities must be compliant with national cybersecurity review;
•maintaining the security of internet systems; and advising our board of director with regards to significant developments in the law and practice of cybersecurity, national security as well as compliance with applicable laws and regulations, and making recommendations to the board on all matters of cybersecurity and national security.

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

Board Diversity

Board Diversity Matrix (As of February 29, 2024)
Country of Principal Executive Offices:	People’s Republic of China
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	6

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	4	N/A	N/A
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction				—
LGBTQ+				—
Did Not Disclose Demographic Background				1

D.Employees
As of December 31, 2023, we had 2,020 full-time employees globally, comprising 1,510 employees engaged in research and development and related technical and engineering functions, 96 employees engaged in quality operation, 369 employees engaged in general management and administration, and 45 employees engaged in marketing and sales. As of December 31, 2023, we had 32 employees in London, England, 1,855 employees in China, and 133 employees in other countries.

	As of December 31, 2023
	Number	%
Functions:
Research and development	1,510	75
Quality operation	96	5
General and administration	369	18
Marketing and sales	45	2
Total	2,020	100
Our success depends on our ability to attract, motivate, train and retain qualified personnel. We believe we offer our employees competitive compensation packages and an environment that encourages self-development and, as a result, have generally been able to attract and retain qualified personnel and maintain a stable core management team. In October 2022, we took the decision to step back from ADAS perception software development. Instead, we will work with automotive OEMs and Tier 1s to integrate their AI software into our full-stack solution and focus on higher-growth areas that better suit our strategy. And in connection with this, we reduced our headcount by approximately 320.
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
E.Share Ownership
The following table sets forth information regarding the beneficial ownership of our Ordinary Shares as of February 29, 2024:
•each person who beneficially owns 5.0% or more of the outstanding Ordinary Shares;
•each person who is an executive officer or director; and
•all executive officers and directors as a group.
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
The calculations in the table below are based on 289,106,299 Class A Ordinary Shares and 48,960,916 Class B Ordinary Shares issued and outstanding as of February 29, 2024. 23,871,971 Warrants and Investor Notes for an aggregate principal amount of US$65 million and convertible into Class A Ordinary Shares at a conversion price of US$11.5 per share (subject to customary adjustments on the conversion price) were also issued and outstanding as of February 29, 2024.

	Ordinary Shares Beneficially Owned
	Class A Ordinary Shares	Class B Ordinary Shares	Total Ordinary Shares	% of Total Ordinary Shares	% of Voting Power(2)
Directors and Executive Officers(1)
Ziyu Shen(3)	—	24,480,458	24,480,458	7.2	31.4
Tan Su	—	—	—	—	—
Ni Li	—	—	—	—	—
Jim Zhang (Zhang Xingsheng)	*	—	*	*	*
Grace Hui Tang	*	—	*	*	*
Jun Hong Heng	*	—	*	*	*
Peter Cirino	—	—	—	—	—
Jing (Phil) Zhou	*	—	*	*	*
All Directors and Executive Officers as a Group	2,438,465	24,480,458	26,918,923	8.0	31.8
Principal Shareholders
Fu&Li Industrious Innovators Limited(4)	144,440,574	24,480,458	168,921,032	50.0	50.0
Jie&Hao Holding Limited(3)	—	24,480,458	24,480,458	7.2	31.4
Baidu (Hong Kong) Limited(5)	22,367,946	—	22,367,946	6.6	2.9
___________________________
*Less than 1% of the total number of outstanding Ordinary Shares
(1)Unless otherwise indicated, the business address for our directors and executive officers is 5/F, Building 1, Zhongteng Building, 2121 Longteng Avenue, Xuhui District, Shanghai 200232, People’s Republic of China.
(2)For each person or group included in this column, percentage of total voting power represents voting power based on both Class A Ordinary Shares and Class B Ordinary Shares held by such person or group with respect to all outstanding Ordinary Shares as a single class. Each holder of Class A Ordinary Shares is entitled to one vote per share. Each holder of Class B Ordinary Shares is entitled to 10 votes per share. Class B Ordinary Shares are convertible at any time by the holder into Class A Ordinary Shares on a one-for-one basis, while Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.
(3)Represents 24,480,458 Class B Ordinary Shares held by Jie&Hao Holding Limited, a limited liability company incorporated in British Virgin Islands. Mr. Ziyu Shen holds 100% of the issued and outstanding shares of Little SJH Holding Limited and Little SJH Holding Limited holds 1% of shares in Jie&Hao Holding Limited and its shares are voting shares. Magician Hao Holding Limited, which is owned by a trust established for the benefit of Mr. Ziyu Shen and his family, holds 99% of shares in Jie&Hao Holding Limited and its shares are non-voting shares. Mr. Ziyu Shen is solely entitled to exercise the voting and dispositive power in respect of all ordinary shares held by Jie&Hao Holding Limited. The address of Jie&Hao Holding Limited, Little SJH Holding Limited and Magician Hao Holding Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.
(4)Represents 144,440,574 Class A Ordinary Shares and 24,480,458 Class B Ordinary Shares held by Fu&Li Industrious Innovators Limited, a limited liability company incorporated in British Virgin Islands. Mr. Eric Li (Li Shufu) holds 100% of the issued and outstanding shares of Minghao Group Limited and Minghao Group Limited holds 1% of shares in Fu&Li Industrious Innovators Limited and its shares are voting shares. Industrious Innovators Limited, which is owned by a trust established for the benefit of Mr. Eric Li (Li Shufu) and his family, holds 99% of shares in Fu&Li Industrious Innovators Limited and its shares are non-voting shares. Mr. Eric Li (Li Shufu) is solely entitled to exercise the voting and dispositive power in respect of all ordinary shares held by Fu&Li Industrious Innovators Limited. The address of Fu&Li Industrious Innovators Limited, Minghao Group Limited and Industrious Innovators is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.
(5)Represents 22,367,946 Class A Ordinary Shares held by Baidu (Hong Kong) Limited, a limited liability company incorporated in Hong Kong and wholly owned by Baidu Holdings Limited. Baidu Holdings Limited is a limited liability company incorporated in British Virgin Islands and wholly owned by Baidu, Inc., a Nasdaq and Hong Kong Stock Exchange listed company. The address of Baidu (Hong Kong) Limited is Room 2609, China Resources Building 26 Harbour Road, Wanchai, Hong Kong. The address of Baidu Holdings Limited and Baidu, Inc. is Baidu Campus, No. 10 Shangdi 10th Street, Haidian District, Beijing 100085, People’s Republic of China.

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
In addition, we have been advised by our legal counsel as to the law of mainland China that there is uncertainty as to whether courts in mainland China would (i) recognize or enforce judgments of U.S. courts predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in mainland China predicated upon the securities laws of the United States or any state in the United States.
We have also been advised by our legal counsel as to the law of mainland China that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. Courts in mainland China may recognize and enforce foreign judgments in accordance with the requirements, public policy considerations and conditions set forth in applicable provisions of laws in mainland China relating to the enforcement of civil liability, including the PRC Civil Procedures Law, based either on treaties between mainland China and the country where the judgment is made or on principles of reciprocity between jurisdictions. There exists no treaty or other forms of reciprocity between mainland China and the United States or the Cayman Islands governing the recognition and enforcement of foreign judgments as of the date of this annual report.
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
F.Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation
Not applicable.
Item 7.    Major Shareholders and Related Party Transactions
A.Major Shareholders
Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.Related Party Transactions
Contractual Arrangements with Hubei ECARX and Its Subsidiaries
See “Item 4. Information on the Company—C. Organizational Structure.”
Employment Agreements and Indemnification Agreements
See “Item 6. Directors, Senior Management and Employees—B. Compensation.”
Share Incentives
See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”
Related Party Transactions
We sold automotive computing platform products and provided related technology development services, merchandise and other products, connectivity service, software licenses, and other consulting services to a number of related parties. Accounts receivable, net, due from related parties arising from the sale of products and provision of services were (i) RMB1,545.8 million (US$217.7 million) as of December 31, 2023, of which, the amount of RMB917.7 million (US$129.3 million) were subsequently received by February 2024, (ii) RMB835.3 million as of December 31, 2022, was fully received in 2023, and (iii) RMB768.7 million as of December 31, 2021, which was subsequently received in 2022.
We purchased raw materials, technology development services, and other consulting services from a number of related parties. RMB51.2 million, RMB29.7 million and RMB41.4 million (US$5.9 million) of purchase of raw materials were recorded as inventories as of December 31, 2021, 2022 and 2023, respectively. Amounts due to related parties includes payables arising from purchase of raw materials and services totaling RMB241.8 million and RMB228.8 million (US$32.2 million) as of December 31, 2022 and 2023, respectively. Amount due from related parties includes prepayments arising from purchase of raw materials and services totaling RMB29.6 million and RMB8.4 million (US$1.2 million) as of December 31, 2022 and 2023, respectively.
On March 29, 2018, Hubei ECARX entered into an unsecured loan agreement with Geely Holding in an amount of RMB20.0 million with an interest rate of 4.35% per annum, which was repayable on demand. The loan has been fully repaid on February 25, 2021. On August 25, 2021, we entered into an unsecured loan agreement with its controlling shareholder to obtain a loan of US$7.0 million which was fully repaid on October 8, 2021. On December 1, 2021, Hubei ECARX entered into an unsecured loan agreement with JICA Intelligent in an amount of RMB270.0 million with an interest rate of 0.35% per annum. On March 28, 2022, ECARX (Hubei) Tech entered into an unsecured loan agreement with Hubei Xingji Times Technology Co., Ltd. for the principal amount of RMB200 million with an interest rate of 2.25% per annum, which was repaid at the maturity date on June 30, 2022. On June 27, 2022, ECARX (Hubei) Tech entered into an unsecured loan agreement with Geely for the principal amount of RMB500 million with an interest rate of 4.35% per annum, which was repaid on December 26, 2022. On June 29, 2022, ECARX (Hubei) Tech entered into an unsecured loan agreement with JICA Intelligent for the principal amount of RMB200 million with an interest rate of 3.7% per annum, RMB50.0 million of which was repaid on September 30, 2022 and the balance was repaid on January 3, 2023. We also accrued interest expense for the Lotus Note in the amount of US$0.3 million for the year ended December 31, 2022. On January 3, 2023, ECARX (Hubei) Tech entered into an unsecured loan agreement with Geely for the principal amount of RMB300 million with an interest rate of 4.1% per annum, which has been repaid in December 2023.
Interest expense on borrowings from related parties were RMB0.1 million, RMB12.2 million and RMB12.2 million (US$1.7 million) for the years ended December 31, 2021, 2022 and 2023, respectively. The borrowings and the interest payable on borrowings from related parties was included in the amounts due to related parties and was RMB13.8 million and RMB26.0 million (US$3.7 million) as of December 31, 2022 and 2023, respectively.
In 2021, we paid advances of RMB19.8 million and received collection of RMB90.2 million from a related party. The payments were interest-free and due on demand. In 2021, we provided loans of RMB28.9 million to related parties. Interest incomes on loans due from related parties were RMB0.7 million for the year ended December 31, 2021. In 2022, we provided loans of RMB57.3 million to related parties, and received repayment of RMB29.4 million from related parties. Interest income on loans due from related parties were RMB9.1 million for the year ended December 31, 2022. As of December 31, 2022, the loans and interest receivables due from related parties was RMB63.1 million. In 2023, we provided loans of RMB214.0 million (US$30.1 million) to related parties, and received repayment of RMB214.0 million

(US$30.1 million) from related parties. Interest income on loans due from related parties were RMB16.0 million (US$2.2 million) for the year ended December 31, 2023. As of December 31, 2023, the loans and interest receivables due from related parties was RMB65.7 million (US$9.3 million).
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
In November 2023, ECARX (Hubei) Tech entered into a licensing agreement with Xingji Meizu in respect of the development of the Flyme Auto intelligent cockpit solutions. ECARX (Hubei) Tech recorded RMB143.7 million in intangible assets as a result of the transaction.
As of December 31, 2021, we recorded RMB1.9 million in other non-current assets due from related parties, which included lease deposits and our advances for purchase of long-term assets from such related parties.
As of December 31, 2022, the balance of other non-current assets due from related parties also included the amounts due from our former VIE, Hubei ECARX, and Arteus Group Limited. As of December 31, 2022, the amounts due from Hubei ECARX was RMB213.7 million, which represented the net present value of a loan provided by us to Hubei ECARX with the principal of RMB252.3 million at an effective annual interest rate of 5%. The amount due from Arteus Group Limited as at December 31, 2022 was GBP3.1 million which represented recharges of expenses.
As of December 31, 2023, the balance of other non-current assets due from related parties included the amounts due from its former VIE, Hubei ECARX. As of December 31, 2023, the amounts due from Hubei ECARX was RMB224.3 million, which represented the net present value of a loan provided by us to Hubei ECARX with the principal of RMB252.3 million at an effective annual interest rate of 5%.
In February and March 2022, we provided cash in the amount of RMB28.5 million to Anhui Xinzhi as financial support. The investment was derecognized as part of the Restructuring.
We also incurred other payables in association with technical services and logistics expenses with related parties in 2022 and 2023. As of December 31, 2022 and 2023, the balance due to related parties amounted to RMB29.0 million, and RMB9.7 million (US$1.4 million), respectively.
Agreements with Geely Holding’s Subsidiaries
We have developed various products and services and supplied them to Geely Holding’s subsidiaries. A product development agreement has typically been entered into between us (through a subsidiary or, prior to the Restructuring, Hubei ECARX) and a Geely Holding subsidiary regarding the customization and development of automotive products for specific Geely Holding’s vehicle models. The product development agreement has either taken the form of a new product development agreement or a development agreement depending on the requirement of the relevant Geely Holding subsidiary. A new product development agreement or a development agreement sets forth the fees payable to us and is accompanied by technical and quality specifications or engineering statement of work applicable to the products. The purchase price of the product is subsequently agreed to between the parties. The fees typically are of a fixed amount and payable by the Geely Holding subsidiary in one lump sum or by milestones.
The purchase of products and services by the Geely Holding subsidiary from us is and has been typically completed through purchase orders under one of the following sets of standard terms adopted by the Geely Holding subsidiary in respect of its suppliers.
•Purchasing Contract General Terms and Conditions. These general terms and conditions apply to all documents between us and the signing Geely Holding subsidiary, including all purchase orders, executed between the parties during the development, supply, post-sales, and other phases of the relevant automotive products, service parts, assemblies, accessories, raw materials, tooling, design, engineering, or other services, and software embedded in goods or provided separately. The specific products and services to be purchased by the Geely Holding subsidiary and their quantity are set forth in the purchase orders issued by such Geely Holding subsidiary under these general terms and conditions. The prices for the specific products and services to be purchased by the Geely Holding subsidiary are separately agreed between the parties. We issue invoices monthly, typically payable within 60 or 75 days, depending on the nature of the products and services subject to the purchase orders.
•Direct Material Global Purchasing Terms and Conditions. These terms and conditions apply to the purchases of production goods and services by the relevant Geely Holding subsidiary from us including: (i) production and service parts, components, assemblies, and accessories, (ii) raw materials, (iii)tooling, (iv) design, engineering, or other services, and (v) software embedded in goods or provided separately. The specific goods and services to be purchased and the price, quantity, and payment terms are set forth in the purchase orders. These terms and conditions include certain pricing principles to guide the good faith negotiations between the parties. The initial term of a production purchase order begins on its effective date and expires on June 30 of the next calendar year and is renewed automatically on July 1 for an additional 12 months unless a notice of non-renewal is issued.
C.Interests of Experts and Counsel
Not applicable.
Item 8.    Financial Information
A.Consolidated Statements and Other Financial Information
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
As a holding company, ECARX Holdings may rely on dividends from our subsidiaries for cash requirements, including any payment of dividends to its shareholders. The ability of our subsidiaries to pay dividends or make distributions to ECARX Holdings may be restricted by laws and regulations applicable to them or the debt they incur on their own behalf or the instruments governing their debt. Restrictions on the ability of our mainland China subsidiaries to pay dividends to an offshore entity primarily include: (i) the mainland China subsidiaries may pay dividends only out of their accumulated after-tax profits upon satisfaction of applicable statutory conditions and procedures, if any, determined in accordance with accounting standards and regulations in mainland China; (ii) each of the mainland China subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital; (iii) the mainland China subsidiaries are required to complete certain procedural requirements related to foreign exchange control in order to make dividend payments in foreign currencies; and (iv) a withholding tax, at the rate of 10% or lower, is payable by the mainland China subsidiary upon dividend remittance.
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
B.Significant Changes
Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.
Item 9.    The Offer and Listing
A.Offering and Listing Details
Our Class A Ordinary Shares and Warrants have been listed on The Nasdaq Global Market since December 21, 2022 under the symbol “ECX” and “ECXWW,” respectively.
B.Plan of Distribution
Not applicable.
C.Markets
Our Class A Ordinary Shares and Warrants are listed on Nasdaq under the symbols “ECX” and “ECXWW,” respectively.
D.Selling Shareholders
Not applicable.
E.Dilution
Not applicable.
F.Expenses of the Issue
Not applicable.
Item 10.    Additional Information
A.Share Capital
Not applicable.
B.Memorandum and Articles of Association
The following are summaries of material provisions of our seventh amended and restated memorandum and articles of association, as well as the Companies Act (As Revised) insofar as they relate to the material terms of our ordinary shares.
A summary description of the Warrants is also set forth below.
Registered Office and Objects
The registered office of our company is at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Act (As Revised) or any other law of the Cayman Islands.

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
Upon any direct or indirect sale, transfer, assignment, or disposition of a majority of the issued and outstanding voting securities of, or the direct or indirect transfer or assignment of the voting power attached to such voting securities through voting proxy or otherwise, or the direct or indirect sale, transfer, assignment, or disposition of all or substantially all of the assets of, a holder of Class B Ordinary Shares that is an entity to any person that is not Mr. Eric Li (Shufu Li) or Mr. Ziyu Shen or their respective affiliate; provided, that any such direct or indirect sale, transfer, assignment, or disposition to an affiliate of Mr. Eric Li (Shufu Li) or Mr. Ziyu Shen shall result in the automatic and immediate conversion of the Class B Ordinary Shares into an equal number of Class A Ordinary Shares if Mr. Eric Li )Shufu Li) or Mr. Ziyu Shen does not continue to have sole dispositive power and exclusive voting control over the Class B Ordinary Shares after such sale, transfer, assignment, or disposition.

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
Our board of directors may in their absolute discretion decline to register any transfer of shares which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any share unless:
•the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates (if any) and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;
•the instrument of transfer is in respect of only one class of shares;
•the instrument of transfer is properly stamped, if required;
•in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; or
•a fee of such maximum sum as Nasdaq may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof.
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
Redemption and Repurchase of Ordinary Shares
Subject to the provisions of the Companies Act (As Revised) of the Cayman Islands, we may issue shares that are to be redeemed or are liable to be redeemed at the option of the shareholder or us. The redemption of such shares will be effected in such manner and upon such other terms as we may, by either our board of directors or by the shareholders by ordinary resolution, determine before the issue of the shares. We may purchase our own shares (including any redeemable shares) on such terms and in such manner and terms as have been approved by the our board of directors or by the shareholders by ordinary resolution.
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
Changes in Capital
We may from time to time by ordinary resolution:
•increase our share capital by new shares of such amount as we think expedient;
•consolidate and divide all or any share capital into shares of a larger amount than existing shares;
•sub-divide our existing shares or any of them into shares of a smaller amount; provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share will be the same as it was in case of the share from which the reduced share is derived; or
•cancel any shares that at the date of the passing of the resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.
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
Warrants
Public Warrants
Each whole Warrant entitles the registered holder to purchase one Class A Ordinary Share at a price of US$11.50 per share, subject to adjustment as discussed below. Pursuant to the Warrant Agreement, a Warrant holder may exercise its Warrants only for a whole number of Ordinary Shares. This means only a whole Warrant may be exercised at a given time by a Warrant holder. The Warrants will expire five years after the completion of the Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.
We will not be obligated to deliver any Class A Ordinary Shares pursuant to the exercise of a Warrant and will have no obligation to settle such exercise unless a registration statement under the Securities Act with respect to the Class A Ordinary Shares underlying the Warrants is then effective and a prospectus relating thereto is current, subject to us satisfying our obligations described below with respect to registration, or a valid exemption from registration is available. No Warrant will be exercisable for cash or on a cashless basis, and we will not be obligated to issue a Class A Ordinary

Share upon exercise of a Warrant unless the Class A Ordinary Share issuable upon such Warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the Warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a Warrant, the holder of such Warrant will not be entitled to exercise such Warrant and such Warrant may have no value and expire worthless. In no event will we be required to net cash settle any Warrant.
We have filed the registration statement within the timeframe set forth in the Warrant Agreement and have agreed to use our commercially reasonable efforts to maintain the effectiveness of such registration statement and a current prospectus relating to those Class A Ordinary Shares until the Warrants expire or are redeemed, as specified in the Warrant Agreement. If the Class A Ordinary Shares are at the time of any exercise of a Warrant are not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of public Warrants who exercise their Warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement, but we will use our commercially reasonably efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. During any period when we will have failed to maintain an effective registration statement, Warrant holders may exercise Warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption; provided that if the exemption under Section 3(a)(9) of the Securities Act, or another exemption, is not available, holders will not be able to exercise their Warrants on a cashless basis.
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
•in whole and not in part;
•at a price of US$0.01 per Warrant;
•upon a minimum of 30 days’ prior written notice of redemption to each Warrant holder; and
•if, and only if, the closing price of the Class A Ordinary Shares equals or exceeds US$18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a Warrant as described under the heading “—Warrants—Public Warrants—Anti-Dilution Adjustments”) for any 20 trading days within a 30-trading day period ending three trading days before we send the notice of redemption to the Warrant holders.
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

Sponsor Warrants
Except as described below, the Sponsor Warrants have terms and provisions that are identical to those of the Warrants that were sold as part of the units in COVA’s initial public offering. The Sponsor Warrants will not be redeemable by us so long as they are held by the Sponsor or its permitted transferees (except as otherwise set forth herein). If the Sponsor Warrants are held by holders other than the Sponsor or its permitted transferees, the Sponsor Warrants will be redeemable by us in all redemption scenarios and exercisable by the holders on the same basis as the Warrants.
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
C.Material Contracts
We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.
D.Exchange Controls
See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation on Foreign Exchange.”
E.Taxation
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
Cayman Islands Tax Considerations
The following summary contains a description of certain Cayman Islands income tax consequences of the acquisition, ownership and disposition of ordinary shares based on the advice of Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase ordinary shares. The summary is based upon the tax laws of the Cayman Islands and regulations thereunder as of the date hereof, which are subject to change.
Prospective investors should consult their professional advisors on the possible tax consequences of buying, holding or selling any shares under the laws of their country of citizenship, residence or domicile.
The following is a discussion on certain Cayman Islands income tax consequences of an investment in the Class A Ordinary Shares and Warrants, collectively referred to as the “Securities.” The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.
Under Existing Cayman Islands Laws:
Payments of dividends and capital in respect of Securities will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of interest and principal or a dividend or capital to any holder of the

Securities, as the case may be, nor will gains derived from the disposal of the Securities be subject to Cayman Islands income or corporation tax. The Cayman Islands currently have no income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax.
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
The Tax Concessions Law
Undertaking as to Tax Concessions
In accordance with section 6 of the Tax Concessions Act (As Revised) of the Cayman Islands, the Governor in Cabinet of the Cayman Islands has undertaken with us that:
(a)no law which is thereafter enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to us or our operations; and
(b)in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:
(i)on or in respect of the shares, debentures or other obligations of us; or
(ii)by way of the withholding in whole or in part of any relevant payment as defined in Section 6(3) of the Tax Concessions Act.
The concessions apply for a period of 20 years from February 18, 2022.
The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to holders of our ordinary shares levied by the Government of the Cayman Islands save certain stamp duties which may be applicable, from time to time, on certain instruments executed in or brought within the jurisdiction of the Cayman Islands.
U.S. Federal Income Tax Considerations
General
The following is a general discussion of the U.S. federal income tax consequences to U.S. Holders (as defined below) of the ownership and disposition of the Securities. There can be no assurance that the Internal Revenue Service (the “IRS”) will not challenge the U.S. federal income tax treatment described below or that, if challenged, such treatment will be sustained by a court.
This summary is limited to U.S. federal income tax considerations relevant to U.S. Holders that hold Securities as “capital assets” within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be important to holders in light of their individual circumstances, including holders subject to special treatment under the U.S. tax laws, such as, for example:
•our officers or directors;
•banks, financial institutions or financial services entities;
•broker-dealers;
•taxpayers that are subject to the mark-to-market accounting rules;
•tax-exempt entities;
•S-corporations, partnerships and other pass-through entities or arrangements;

•governments or agencies or instrumentalities thereof;
•insurance companies;
•regulated investment companies;
•real estate investment trusts;
•expatriates or former long-term residents of the United States;
•persons that actually or constructively own Class A Ordinary Shares representing ten percent or more of our shares by vote or value;
•persons that acquired Securities pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation or in connection with services;
•persons that hold Securities as part of a straddle, constructive sale, hedging, conversion or other integrated or similar transaction; or
•U.S. Holders (as defined below) whose functional currency is not the U.S. dollar.
As used in this annual report, the term “U.S. Holder” means a beneficial owner of Securities that is for U.S. federal income tax purposes:
•an individual citizen or resident of the United States;
•a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;
•an estate the income of which is subject to U.S. federal income taxation regardless of its source; or a trust if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (B) it has in effect under applicable U.S. Treasury regulations a valid election to be treated as a U.S. person.
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
Taxation of Distributions
Subject to the PFIC rules discussed below under “—Passive Foreign Investment Company Status,” if we make a distribution of cash or other property on the Class A Ordinary Shares (including the amount of any tax withheld), a U.S. Holder will generally be required to include in gross income as a dividend the amount of any distribution paid on the Class A Ordinary Shares to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends paid by us will be taxable to a corporate U.S. Holder at regular rates and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. Subject to the PFIC rules described below, distributions in excess of such earnings and profits will generally be applied against and reduce the U.S. Holder’s basis in the Class A

Ordinary Shares (but not below zero) and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such ordinary shares (see “—Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Class A Ordinary Shares and Warrants” below). We do not intend to provide calculations of our earnings and profits under U.S. federal income tax principles. A U.S. Holder should expect all cash distributions to be reported as dividends for U.S. federal income tax purposes. Any dividend will generally not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.
With respect to non-corporate U.S. Holders, under tax laws currently in effect and subject to certain exceptions, dividends will generally be taxed at the lower applicable long-term capital gains rate (see “—Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Class A Ordinary Shares and Warrants” below) applicable to “qualified dividend income,” provided that the Class A Ordinary Shares are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, we are eligible for the benefits of the United States-PRC income tax treaty (the “Treaty”), we are not treated as a PFIC in the year the dividend is paid or in the preceding year and certain holding period and other requirements are met. U.S. Treasury Department guidance indicates that shares listed on Nasdaq (on which the Class A Ordinary Shares are listed) will be considered readily tradable on an established securities market in the United States. Even if the Class A Ordinary Shares are listed on Nasdaq, there can be no assurance that the Class A Ordinary Shares will be considered readily tradable on an established securities market in future years. U.S. Holders should consult their tax advisors regarding the availability of such lower rate for any dividends paid with respect to Class A Ordinary Shares.
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
As described in “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxation—Mainland China,” if we are deemed to be a mainland China resident enterprise under the PRC Enterprise Income Tax Law, gains from the disposition of the Class A Ordinary Shares or Warrants may be subject to PRC income tax and will generally be U.S.-source, which may limit the ability to receive a foreign tax credit. If a U.S. Holder is eligible for the benefits of the Treaty, such holder may be able to elect to treat such gain as mainland China source income under the Treaty. Pursuant to U.S. Treasury regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any mainland China tax imposed on the disposition of the Class A Ordinary Shares or Warrants. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty, and the potential impact of the U.S. Treasury regulations.
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
Based on the current and anticipated value of our assets and the composition of our income and assets, including goodwill and other unbooked intangibles, we do not believe we were a PFIC for our taxable year ended December 31, 2023 and we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, this conclusion is a factual determination that must be made annually at the close of each taxable year on the basis of the composition of our income and assets and our subsidiaries’ income and assets and, thus, is subject to change. Accordingly, there can be no assurance that we or any of our subsidiaries will not be treated as a PFIC for any taxable year.
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
Under these rules:
•the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Class A Ordinary Shares or Warrants;
•the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we were a PFIC, will be taxed as ordinary income;
•the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder with respect to the tax attributable to each such other taxable year of the U.S. Holder.
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
The rules dealing with PFICs are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of Securities should consult their tax advisors concerning the reporting requirements that may apply and the application of the PFIC rules to Securities under their particular circumstances.
F.Dividends and Paying Agents
Not applicable.
G.Statement by Experts
Not applicable.
H.Documents on Display
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
I.Subsidiary Information
Not applicable.
J.Annual Report to Security Holders
Not applicable.
Item 11.    Quantitative and Qualitative Disclosures about Market Risk
Interest Rate Risk
Our exposure to interest rate risk primarily relates to decrease in market interest rates as our liabilities to credit institutions, amounts due to related parties and convertible notes carry a fixed interest rate. However, due to the tenure of these borrowings, interest payment terms and the instrument features, we are not exposed to material interest rate risk arising therefrom and interest income generated by excess cash, which is mostly held in interest-bearing bank deposits, bank notes, and wealth management products. Due to the short-term tenure of our borrowings and investments, we have not been exposed to material risks due to changes in market interest rates.
We closely monitor the effects of changes in the interest rates on our interest rate risk exposures, but we have not used any derivative financial instruments to manage our interest risk exposure.

Foreign Exchange Risk
The revenue and expenses of our entities in mainland China are generally denominated in Renminbi and their assets and liabilities are denominated in Renminbi. Our international revenues and expenses are denominated in foreign currencies and expose us to the risk of fluctuations in foreign currency exchange rates against the Renminbi. A significant portion of our short-term investments are denominated in U.S. dollars, and fluctuations in exchange rates between U.S. dollars and Renminbi may result in foreign exchange gains or losses. We use foreign currency swap contracts, not designated in a hedging relationship, to manage such risk. In addition, the value of your investment in our securities will be affected by the exchange rate between the U.S. dollar and Renminbi because the value of our business is effectively denominated in Renminbi, while our securities will be traded in U.S. dollars.
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
As of December 31, 2023, we had RMB-denominated cash and cash equivalents, restricted cash and short-term investments of RMB544.0 million, and U.S. dollar-denominated cash and cash equivalents, restricted cash and short-term investments of US$19.8 million. Assuming we had converted RMB544.0 million into U.S. dollars at the exchange rate of RMB7.0999 for US$1.00 as of December 29, 2023, our U.S. dollar cash balance would have been US$96.4 million. If the RMB had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$89.4 million instead. Assuming we had converted US$19.8 million into RMB at the exchange rate of RMB7.0999 for US$1.00 as of December 29, 2023, our RMB cash balance would have been RMB684.5 million. If the RMB had depreciated by 10% against the U.S. dollar, our RMB cash balance would have been RMB698.6 million instead.
Item 12.    Description of Securities Other than Equity Securities
A.Debt Securities
Not applicable.
B.Warrants and Rights
Not applicable.
C.Other Securities
Not applicable.
D.American Depositary Shares
Not applicable.
PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies
None.
Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds.
None.
Item 15.    Controls and Procedures
Evaluation of Disclosure Controls and Procedures
We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e)) under the Exchange Act. These are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can only provide reasonable assurance of achieving the desired control objectives. Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2023.
Based upon that evaluation, our management has concluded that, as of December 31, 2023, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.
Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm
Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.
As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management including our chief executive officer and chief financial officer assessed the effectiveness of internal control over financial reporting as of December 31, 2023 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2023. As permitted by the rules and regulations of the SEC, our evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2023 excluded the internal control over financial reporting of JICA Intelligent, of which we acquired control on June 30, 2023. The transaction constituted a combination of entities under common control. The total revenue and total assets of JICA Intelligent represented 1.4% and 17.0% of our consolidated financial statement amounts for the year ended and as of December 31, 2023 respectively.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.
Attestation Report of the Registered Public Accounting Firm
This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. As a company with less than US$1.235 billion in revenues for fiscal year of 2023, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

Changes in Internal Control over Financial Reporting
As described in our annual report on Form 20-F for the year ended December 31, 2022, our management identified a material weakness in our internal control over financial reporting relating to the lack of policies, procedures and controls over material non-routine transactions relating to share-based compensation, certain employee benefits and related income tax effects. This is in addition to material weaknesses relating to the lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and the SEC reporting requirements to formalize, design, implement and operate key controls over financial reporting process to address complex U.S. GAAP accounting issues and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC, originally identified in years ended December 31, 2020 and December 31, 2021. Through improvements on the overall design of our control environment which we started in 2022, we have effectively mitigated the material weaknesses in relation to internal controls over financial reporting that were reported in our annual report on Form 20-F for the year ended December 31, 2022.

Except for the measures to improve our internal control over financial reporting as described above, there were no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
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

	For the Year Ended December 31,
	2022	2023

	(in thousands of RMB)
Audit fees(1)	14,433	12,592
Audit-related fees(2)	—	716
Tax fees(3)	76	—
___________________________
(1)“Audit fees” represent the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal accountant for the audit of our annual consolidated financial statements and the review of interim condensed consolidated financial statements, including the audit fees relating to the Business Combination in 2022.
(2)“Audit-related fees” represents fees for non-attest services.
(3)“Tax fees” represent the aggregate fees billed for professional services rendered by our principal external auditors for tax compliance.
The policy of our audit committee is to pre-approve all audit and other service provided by KPMG Huazhen LLP as described above.

Item 16D.    Exemptions from the Listing Standards for Audit Committees
Not applicable.
Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers
Not applicable.
Item 16F.    Change in Registrant’s Certifying Accountant
Not applicable.
Item 16G.    Corporate Governance
As a Cayman Islands exempted company listed on Nasdaq Stock Market, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. As a result, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq Stock Market corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Securities—We qualify as a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.” We followed home country practice with respect to the requirements that (i) a majority of our board of directors consist of independent directors, and (ii) we hold an annual general meeting of shareholders.
As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.
Item 16H.    Mine Safety Disclosure
Not applicable.
Item 16I.    Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.
Item 16J.    Insider Trading Policies
Not applicable.

Item 16K. Cybersecurity

Risk Management and Strategy
We have implemented comprehensive cybersecurity risk assessment procedures to ensure effectiveness in cybersecurity management, strategy and governance and reporting cybersecurity risks. We have also integrated cybersecurity risk management into our overall enterprise risk management system.
We have developed a comprehensive cybersecurity threat defense system to address both internal and external cyber threats. This comprehensive system spans multiple security domains, including network, host and applications. It integrates a range of security capabilities, such as threat defense, continuous monitoring, in-depth analysis, rapid response, as well as endpoint protection. Our approach to managing cybersecurity risks and safeguarding sensitive data is multi-faceted, involving technological safeguards, procedural protocols, a rigorous program of surveillance on our corporate network, continuous testing of aspects of our security posture internally and with third-party consultants or collaborators, a solid incident response framework and regular cybersecurity training sessions for our employees. Our IT department and information security department is actively engaged in continuous monitoring of the performance of our infrastructure to ensure prompt identification and response to potential issues, including potential cybersecurity threats.

As of the date of this annual report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

Governance
The cybersecurity committee of our board of directors is responsible for overseeing our cybersecurity risk management and is informed on risks from cybersecurity threats. Our cybersecurity committee reviews, approves and maintains oversight of the disclosure (i) on Form 6-K for material cybersecurity incidents (if any) and (ii) related to cybersecurity matters in the periodic reports (including annual report on Form 20-F) of our company.
On the management level, our cybersecurity officer, compliance officers and chief information officer (the “Cybersecurity Risk Management Officers”), are responsible for assessing, identifying and managing material risks from cybersecurity threats to our company and monitoring the prevention, detection, mitigation and remediation of material cybersecurity incidents. Our Cybersecurity Risk Management Officers report to our board of directors and cybersecurity committee (i) on a quarterly basis regarding their assessment, identification and management on material risks from cybersecurity threats happened in the ordinary course of our business operations and (ii) on disclosure concerning cybersecurity matters in our Form 6-K for material cybersecurity incidents (if any) and our annual report on Form 20-F.
If a cybersecurity incident occurs, our Cybersecurity Risk Management Officers will immediately organize relevant personnel for internal assessment and, depending on the situation, seek the opinions of external experts and legal advisors. If it is determined that the incident could potentially be a material cybersecurity event, our Cybersecurity Risk Management Officers will promptly report the incident and assessment results to our cybersecurity committee and our cybersecurity committee will decide on the response measures and whether any disclosure is necessary. If such disclosure is determined to be necessary, our Cybersecurity Risk Management Officers shall promptly prepare disclosure material for review and approval by our cybersecurity committee before it is disseminated to the public.

PART III
Item 17.    Financial Statements
We have elected to provide financial statements pursuant to Item 18.
Item 18.    Financial Statements
The consolidated financial statements of ECARX Holdings Inc., its subsidiaries and the variable interest entity are included at the end of this annual report.
Item 19.    Exhibits

Exhibit Number	Description of Document

1.1
Seventh Amended and Restated Memorandum and Articles of Association of ECARX Holdings Inc. (incorporated by reference to Exhibit 4.1 to the Registration Statement Form S-8 (File No. 333-269756) filed with the Securities and Exchange Commission on February 14, 2023)

2.1
Warrant Agreement, dated February 4, 2021, between COVA Acquisition Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.4 to the Registration Statement Form F-4 (File No. 333-267813) filed with the Securities and Exchange Commission on October 11, 2022)

2.2
Specimen Ordinary Share Certificate of ECARX Holdings Inc. (incorporated by reference to Exhibit 4.5 to the Registration Statement Form F-4 (File No. 333-267813) filed with the Securities and Exchange Commission on November 14, 2022)

2.3
Specimen Warrant Certificate of ECARX Holdings Inc. (incorporated by reference to Exhibit 4.6 to the Registration Statement Form F-4 (File No. 333-267813) filed with the Securities and Exchange Commission on November 14, 2022)

2.4
Assignment, Assumption and Amendment Agreement, dated December 20, 2022, by and among COVA Acquisition Corp., ECARX Holdings Inc., and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 2.4 to the annual report on Form 20-F (File No. 001-41576) filed with the Securities and Exchange Commission on April 24, 2023)

2.5
Registration and Shareholder Rights Agreement dated February 4, 2021, by and among COVA Acquisition Corp., COVA Acquisition Sponsor LLC and certain shareholders of COVA Acquisition Corp. (incorporated by reference to Exhibit 4.8 to the Registration Statement Form F-4 (File No. 333-267813) filed with the Securities and Exchange Commission on November 14, 2022)

2.6	Registration Rights Agreement, dated December 20, 2022, by and among ECARX Holdings Inc., COVA Acquisition Sponsor LLC and certain shareholders of ECARX Holdings Inc.
2.7	Description of Securities
4.1
Agreement and Plan of Merger, dated as of May 26, 2022, by and among COVA Acquisition Corp., ECARX Holdings Inc., Ecarx Temp Limited, and Ecarx&Co Limited (incorporated by reference to Exhibit 2.1 to the Registration Statement Form F-4 (File No. 333-267813) filed with the Securities and Exchange Commission on November 14, 2022)

4.2
Investment Management Trust Agreement, dated February 4, 2021, by and between Continental Stock & Trust Company and COVA Acquisition Corp. (incorporated by reference to Exhibit 10.1 to the Registration Statement Form F-4 (File No. 333-267813) filed with the Securities and Exchange Commission on November 14, 2022)

4.3
Administrative Services Agreement, dated February 4, 2021 by and between COVA Acquisition Sponsor LLC and COVA Acquisition Corp. (incorporated by reference to Exhibit 10.2 to the Registration Statement Form F-4 (File No. 333-267813) filed with the Securities and Exchange Commission on November 14, 2022)

4.4
Letter Agreement, dated February 4, 2021, among COVA Acquisition Sponsor LLC, COVA Acquisition Corp. and officers and directors of COVA Acquisition Corp. (incorporated by reference to Exhibit 10.3 to the Registration Statement Form F-4 (File No. 333-267813) filed with the Securities and Exchange Commission on November 14, 2022)

4.5
Private Placement Warrants Purchase Agreement , dated February 4, 2021,between COVA Acquisition Corp. and COVA Acquisition Sponsor LLC. (incorporated by reference to Exhibit 10.4 to the Registration Statement Form F-4 (File No. 333-267813) filed with the Securities and Exchange Commission on November 14, 2022)

4.6
Promissory Note between COVA Acquisition Corp. and COVA Acquisition Sponsor LLC, dated May 26, 2022 (incorporated by reference to Exhibit 10.5 to the Registration Statement Form F-4 (File No. 333-267813) filed with the Securities and Exchange Commission on November 14, 2022)

4.7
Strategic Investment Agreement, dated May 26, 2022 by and between ECARX Holdings Inc. and Luminar Technologies, Inc. (incorporated by reference to Exhibit 10.6 to the Registration Statement Form F-4 (File No. 333-267813) filed with the Securities and Exchange Commission on November 14, 2022)

4.8
Strategic Investment Agreement, dated May 26, 2022 by and between ECARX Holdings Inc. and Geely Investment Holding Ltd. (incorporated by reference to Exhibit 10.7 to the Registration Statement Form F-4 (File No. 333-267813) filed with the Securities and Exchange Commission on November 14, 2022)

4.9
Sponsor Support Agreement and Deed, dated May 26, 2022 by and among ECARX Holdings Inc., COVA Acquisition Corp., COVA Acquisition Sponsor LLC and other parties named therein (incorporated by reference to Exhibit 10.8 to the Registration Statement Form F-4 (File No. 333-267813) filed with the Securities and Exchange Commission on November 14, 2022)

4.10
ECARX Shareholder Support Agreement and Deed, dated May 26, 2022, by and among ECARX Holdings Inc., COVA Acquisition Corp., and other parties named therein (incorporated by reference to Exhibit 10.9 to the Registration Statement Form F-4 (File No. 333-267813) filed with the Securities and Exchange Commission on November 14, 2022)

4.11†
ECARX Holdings Inc. 2019 Equity Incentive Plan (incorporated by reference to Exhibit 10.10 to the Registration Statement Form F-4 (File No. 333-267813) filed with the Securities and Exchange Commission on November 14, 2022)

4.12†
ECARX Holdings Inc. 2021 Option Incentive Plan (incorporated by reference to Exhibit 10.11 to the Registration Statement Form F-4 (File No. 333-267813) filed with the Securities and Exchange Commission on November 14, 2022)

4.13†
ECARX Holdings Inc. 2022 Share Incentive Plan (incorporated by reference to Exhibit 10.2 to the Registration Statement Form S-8 (File No. 333-269756) filed with the Securities and Exchange Commission on February 14, 2022)

4.14
Form of Indemnification Agreement between ECARX Holdings Inc. and its directors and executive officers (incorporated by reference to Exhibit 10.12 to the Registration Statement Form F-4 (File No. 333-267813) filed with the Securities and Exchange Commission on November 14, 2022)

4.15#
English Translation of Working Capital Loan Contract, dated April 22, 2021, by and between Industrial Bank Co., Ltd. Wuhan Branch and Hubei ECARX Technology Co., Ltd. (incorporated by reference to Exhibit 10.13 to the Registration Statement Form F-4 (File No. 333-267813) filed with the Securities and Exchange Commission on November 14, 2022)

4.16#
English Translation of Credit Facility Agreement, dated July 7, 2020, by and between China Merchants Bank Co., Ltd., Wuhan Branch and Hubei ECARX Technology Co., Ltd. (incorporated by reference to Exhibit 10.14 to the Registration Statement Form F-4 (File No. 333-267813) filed with the Securities and Exchange Commission on November 14, 2022)

4.17#
English Translation of Credit Facility Agreement, dated February 1, 2021, by and between China Merchants Bank Co., Ltd., Wuhan Branch and Hubei ECARX Technology Co., Ltd. (incorporated by reference to Exhibit 10.15 to the Registration Statement Form F-4 (File No. 333-267813) filed with the Securities and Exchange Commission on November 14, 2022)

4.18#
English Translation of Termination Agreement of Current Control Documents dated April 8, 2022, by and between ECARX (Wuhan) Technology Co., Ltd. and Hubei ECARX Technology Co., Ltd. (incorporated by reference to Exhibit 10.16 to the Registration Statement Form F-4 (File No. 333-267813) filed with the Securities and Exchange Commission on November 14, 2022)

4.19#
English Translation of Restructuring Framework Agreement, dated April 8, 2022, by and between ECARX (Hubei) Tech Co., Ltd. and Hubei ECARX Technology Co., Ltd. (incorporated by reference to Exhibit 10.17 to the Registration Statement Form F-4 (File No. 333-267813) filed with the Securities and Exchange Commission on November 14, 2022)

4.20
English Translation of Supplemental Agreement to the Restructuring Framework Agreement, dated May 13, 2022, by and between ECARX (Hubei) Tech Co., Ltd. and Hubei ECARX Technology Co., Ltd. (incorporated by reference to Exhibit 10.18 to the Registration Statement Form F-4 (File No. 333-267813) filed with the Securities and Exchange Commission on November 14, 2022)

4.21#
Master Commercialization Agreement, dated September 14, 2021, by and between Hubei ECARX Technology Co., Ltd. (referred to as ECARX (Hubei) Technology Co., Ltd.) and HaleyTek AB (previously known as Volvo Car Services 10 AB) (incorporated by reference to Exhibit 10.19 to the Registration Statement Form F-4 (File No. 333-267813) filed with the Securities and Exchange Commission on November 14, 2022)

4.22
Transfer Agreement of Rights and Obligations, dated March 1, 2022, by and among Hubei ECARX Technology Co., Ltd, HaleyTek AB (previously known as Volvo Car Services 10 AB) and ECARX (Hubei) Tech Co., Ltd. (incorporated by reference to Exhibit 10.20 to the Registration Statement Form F-4 (File No. 333-267813) filed with the Securities and Exchange Commission on November 14, 2022)

4.23#
English Translation of Working Capital Loan Contract, dated June 28, 2022, by and between Industrial Bank Co., Ltd. Wuhan Branch and ECARX (Hubei) Tech Co., Ltd., as amended on June 29, 2022. (incorporated by reference to Exhibit 10.21 to the Registration Statement Form F-4 (File No. 333-267813) filed with the Securities and Exchange Commission on November 14, 2022)

4.24#
Convertible Note Purchase Agreement, dated May 9, 2022, by and between ECARX Holdings Inc. and Lotus Technology Inc. (incorporated by reference to Exhibit 10.22 to the Registration Statement Form F-4 (File No. 333-267813) filed with the Securities and Exchange Commission on November 14, 2022)

4.25
Convertible Note Purchase Agreement, dated October 25, 2022, by and among ECARX Holdings Inc., SPDB International (Hong Kong) Limited and CNCB (Hong Kong) Investment Limited (incorporated by reference to Exhibit 10.23 to the Registration Statement Form F-4 (File No. 333-267813) filed with the Securities and Exchange Commission on November 14, 2022)

4.26
Sale and Purchase Agreement, dated December 31, 2022, by and between Volvo Car Corporation and ECARX Technology Limited (incorporated by reference to Exhibit 4.26 to the annual report on Form 20-F (File No. 001-41576) filed with the Securities and Exchange Commission on April 24, 2023)

4.27
Capital Contribution Agreement, dated June 30, 2023, by and between JICA Intelligent Robotics Co., Ltd., ECARX (Hubei) Tech Co., Ltd. and Geely Automotive Group Co., Ltd. (incorporated by reference to Exhibit 10.26 to the Post-effective Amendment No.1 to Registration Statement Form F-1 (File No. 333-271861) filed with the Securities and Exchange Commission on October 2, 2023)

4.28*	Strategic Cooperation Agreement, dated November 15, 2023, by and between ECARX (Hubei) Tech Co., Ltd. and Hubei Xingji Meizu Group Co., Ltd.
4.29*	Flyme Auto Intelligent Cockpit Solution License Agreement, dated November 15, 2023 by and between ECARX (Hubei) Tech Co., Ltd. and Hubei Xingji Meizu Group Co., Ltd.
4.30*#	Shareholder Agreement, dated November 16, 2023, by and between ECARX (Hubei) Tech Co., Ltd. and smart Software Technology Co., Ltd.
4.31*	Strategic Cooperation Agreement, dated December 13, 2023, by and between ECARX (Hubei) Tech Co., Ltd. and Black Sesame Intelligent Technology Co., Ltd.
8.1*	List of subsidiaries of ECARX Holdings Inc.
11.1
Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 11.1 to the annual report on Form 20-F (File No. 001-41576) filed with the Securities and Exchange Commission on April 24, 2023)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Maples and Calder (Hong Kong) LLP
15.2*	Consent of Han Kun Law Offices
15.3*	Consent of KPMG Huazhen LLP
97.1*	Clawback Policy of the Registrant
101.INS*	Inline XBRL Instance Document - this instance document does not appear on the Interactive Data

101.SCH*	Inline XBRL Taxonomy Extension Scheme Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)
___________________________
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
Date: April 3, 2024

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
ECARX Holdings Inc.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of ECARX Holdings Inc. and subsidiaries (the Company) as of December 31, 2022 and 2023, the related consolidated statements of comprehensive loss, changes in shareholders’ deficit, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.
The accompanying consolidated financial statements as of and for the year ended December 31, 2023 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in RMB have been translated into dollars on the basis set forth in Note 2(z) to the consolidated financial statements.
Change in Accounting Principle
As discussed in Note 17 to the consolidated financial statements, the Company has changed its method of accounting for leases as of January 1, 2022 due to the adoption of Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842).
Going Concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2(a) to the consolidated financial statements, the Company has suffered recurring losses from operations and has net cash used in operating activities and net current liabilities that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2(a). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
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
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
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
Shanghai, China
April 3, 2024

ECARX HOLDINGS INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

		As of December 31,
	Note	2022	2023	2023
		RMB	RMB	US$
				Note 2(z)
ASSETS
Current assets
Cash	3	860,472	561,148	79,036
Restricted cash	3	40,957	27,126	3,821
Short-term investments		—	137,876	19,419
Accounts receivable – third parties, net	4	418,222	285,819	40,257
Accounts receivable – related parties, net	4, 28	835,320	1,545,752	217,715
Notes receivable	5	179,143	54,634	7,695
Inventories	6	182,572	160,781	22,646
Amounts due from related parties	28	911,729	74,122	10,440
Prepayments and other current assets	7	424,918	441,483	62,181
Total current assets		3,853,333	3,288,741	463,210
Non-current assets
Long-term investments	8	353,855	300,987	42,393
Property and equipment, net	9	139,607	120,785	17,012
Intangible assets, net	10	44,861	179,341	25,260
Operating lease right-of-use assets	17	99,652	125,205	17,635
Other non-current assets – third parties		26,029	28,236	3,977
Other non-current assets – related parties	28	213,695	224,349	31,599
Total non-current assets		877,699	978,903	137,876
Total assets		4,731,032	4,267,644	601,086
The accompanying notes are an integral part of these consolidated financial statements.

ECARX HOLDINGS INC.
CONSOLIDATED BALANCE SHEETS (CONTINUED)
(In thousands, except share and per share data)

		As of December 31,
	Note	2022	2023	2023
		RMB	RMB	US$
				Note 2(z)
LIABILITIES
Current liabilities
Short-term borrowings	11	870,000	1,200,000	169,016
Accounts payable – third parties		1,445,193	1,818,011	256,061
Accounts payable – related parties	28	241,773	278,750	39,261
Notes payable		168,405	9,959	1,403
Amounts due to related parties	28	42,843	35,664	5,023
Contract liabilities, current – third parties	12	4,706	621	87
Contract liabilities, current – related parties	12	316,667	207,017	29,158
Operating lease liabilities, current	17	31,110	35,123	4,947
Accrued expenses and other current liabilities	14	785,134	614,540	86,557
Income tax payable		21,610	15,794	2,225
Total current liabilities		3,927,441	4,215,479	593,738
Non-current liabilities
Contract liabilities, non-current – third parties	12	70	2	—
Contract liabilities, non-current – related parties	12	282,080	133,993	18,873
Convertible notes payable	16	439,869	455,701	64,184
Operating lease liabilities, non-current	17	68,768	107,605	15,156
Warrant liabilities, non-current	13	16,544	5,141	724
Provisions		30,716	90,871	12,799
Other non-current liabilities – third parties		—	48,792	6,873
Other non-current liabilities – related parties	28	—	44,519	6,270
Total non-current liabilities		838,047	886,624	124,879
Total liabilities		4,765,488	5,102,103	718,617
Commitments and contingencies	27	—	—	—
The accompanying notes are an integral part of these consolidated financial statements.

ECARX HOLDINGS INC.
CONSOLIDATED BALANCE SHEETS (CONTINUED)
(In thousands, except share and per share data)

		As of December 31,
	Note	2022	2023	2023
		RMB	RMB	US$
				Note 2(z)
SHAREHOLDERS’ DEFICIT
Class A Ordinary Shares (US$0.000005 par value, 8,000,000,000 shares authorized as of December 31, 2022 and 2023; 288,434,474 and 288,989,049 shares issued and outstanding as of December 31, 2022 and 2023, respectively)	20	9	9	1
Class B Ordinary Shares (US$0.000005 par value, 1,000,000,000 shares authorized as of December 31, 2022 and 2023; 48,960,916 shares issued and outstanding as of December 31, 2022 and 2023)	20	1	1	—
Additional paid-in capital		5,919,660	6,093,685	858,278
Accumulated deficit		(5,730,180)	(6,670,371)	(939,502)
Accumulated other comprehensive loss		(385,886)	(344,734)	(48,555)
Total deficit attributable to ordinary shareholders		(196,396)	(921,410)	(129,778)
Non-redeemable non-controlling interests	19(a)	161,940	86,951	12,247
Total shareholders’ deficit		(34,456)	(834,459)	(117,531)
Total liabilities and shareholders’ deficit		4,731,032	4,267,644	601,086

The accompanying notes are an integral part of these consolidated financial statements.

ECARX HOLDINGS INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(In thousands, except share and per share data)

		Year ended December 31,
	Note	2021	2022	2023	2023
		RMB	RMB	RMB	US$
					Note 2(z)
Revenues	22
Sales of goods revenues (including related parties amounts of RMB1,466,340, RMB1,663,076 and RMB2,715,136 for the years ended December 31, 2021, 2022 and 2023, respectively)		1,983,817	2,433,964	3,311,507	466,416
Software license revenues (including related parties amounts of RMB24,788, RMB133,450 and RMB293,159 for the years ended December 31, 2021, 2022 and 2023, respectively)		261,265	404,469	444,830	62,653
Service revenues (including related parties amounts of RMB532,625, RMB721,206 and RMB894,396 for the years ended December 31, 2021, 2022 and 2023, respectively)		533,981	723,561	909,810	128,144
Total revenues		2,779,063	3,561,994	4,666,147	657,213
Cost of goods sold (including related parties amounts of RMB220,062, RMB509,242 and RMB434,778 for the years ended December 31, 2021, 2022 and 2023, respectively)		(1,749,188)	(1,970,845)	(2,733,966)	(385,071)
Cost of software licenses (including related parties amounts of nil, RMB21,700 and RMB22,388 for the years ended December 31, 2021, 2022 and 2023, respectively)		(32,164)	(126,807)	(120,289)	(16,942)
Cost of services (including related parties amounts of nil, RMB60,671 and RMB56,622 for the years ended December 31, 2021, 2022 and 2023, respectively)		(180,648)	(470,463)	(541,863)	(76,320)
Total cost of revenues		(1,962,000)	(2,568,115)	(3,396,118)	(478,333)
Gross profit		817,063	993,879	1,270,029	178,880
Research and development expenses (including related parties amounts of RMB21,069, RMB60,687 and RMB34,673 for the years ended December 31, 2021, 2022 and 2023, respectively)		(1,209,580)	(1,332,800)	(1,264,308)	(178,074)
Selling, general and administrative expenses (including related parties amounts of RMB2,343, RMB2,153 and RMB17,589 for the years ended December 31, 2021, 2022 and 2023, respectively)		(607,868)	(1,310,207)	(928,761)	(130,813)
Other income - related parties	28	—	22,846	7,078	997
Others, net		207	(1,939)	(1,751)	(247)
Total operating expenses		(1,817,241)	(2,622,100)	(2,187,742)	(308,137)
Loss from operation		(1,000,178)	(1,628,221)	(917,713)	(129,257)
Interest income (including related parties amounts of RMB717, RMB9,069 and RMB15,955 for the years ended December 31, 2021, 2022 and 2023, respectively)		13,655	13,820	30,501	4,296
Interest expense (including related parties amounts of RMB131, RMB12,215 and RMB12,163 for the years ended December 31, 2021, 2022 and 2023, respectively)		(131,585)	(44,543)	(79,309)	(11,170)
Loss from equity method investments		(3,891)	(71,928)	(43,065)	(6,066)
Other non-operating (expenses) income, net	23	(47,898)	152,791	(9,237)	(1,301)
Loss before income taxes		(1,169,897)	(1,578,081)	(1,018,823)	(143,498)
Income tax (expense) benefit	24	(6,861)	(29,065)	3,643	513
Net loss		(1,176,758)	(1,607,146)	(1,015,180)	(142,985)
Net loss attributable to non-redeemable non-controlling interests		1,997	42,518	74,989	10,562
Net loss attributable to redeemable non-controlling interests		806	464	—	—
Net loss attributable to ECARX Holdings Inc.		(1,173,955)	(1,564,164)	(940,191)	(132,423)
Accretion of redeemable non-controlling interests		(1,306)	(714)	—	—
Net loss available to ECARX Holdings Inc.		(1,175,261)	(1,564,878)	(940,191)	(132,423)
Accretion of Redeemable Convertible Preferred Shares	18	(243,564)	(354,878)	—	—
Net loss available to ordinary shareholders		(1,418,825)	(1,919,756)	(940,191)	(132,423)
Loss per ordinary share[1]
— Basic and diluted loss per share, ordinary shares[1]	25	(5.99)	(8.02)	(2.79)	(0.39)
Weighted average number of ordinary shares used in computing loss per ordinary share[1]
— Weighted average number of ordinary shares[1]	25	236,691,093	239,296,386	337,407,225	337,407,225
Net loss		(1,176,758)	(1,607,146)	(1,015,180)	(142,985)
Other comprehensive income (loss):
Foreign currency translation adjustments, net of nil income taxes		4,551	(391,934)	41,152	5,796
Comprehensive loss		(1,172,207)	(1,999,080)	(974,028)	(137,189)
Comprehensive loss attributable to non-redeemable non-controlling interests		1,997	42,518	74,989	10,562
Comprehensive loss attributable to redeemable non-controlling interests		806	464	—	—
Comprehensive loss attributable to ordinary shareholders		(1,169,404)	(1,956,098)	(899,039)	(126,627)
___________________________
1Shares outstanding for all periods reflect the adjustment for Recapitalization.
The accompanying notes are an integral part of these consolidated financial statements.

ECARX HOLDINGS INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT
(In thousands, except share and per share data)

	Ordinary Shares		Treasury Shares		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income	Total deficit attributable to ordinary shareholders of the Company	Non-redeemable non-controlling interests	Total shareholders’ deficit
	Number of shares[1]	Amount	Number of shares[1]	Amount
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2021	238,591,421	7	—	—	165,412	(2,242,466)	1,497	(2,075,550)	11,507	(2,064,043)
Net loss*	—	—	—	—	—	(1,173,955)	—	(1,173,955)	(1,997)	(1,175,952)
Share-based compensation (Note 21)	—	—	—	—	163,481	—	—	163,481	—	163,481
Re-designation of ordinary shares to Series A Preferred Shares (Note 18)	(2,343,309)	—	—	—	(81,208)	—	—	(81,208)	—	(81,208)
Deemed dividend in association with acquisition of an equity-method investment (Note 8)	—	—	—	—	—	(689,670)	—	(689,670)	—	(689,670)
Deconsolidation of a subsidiary (Note 19(a))	—	—	—	—	—	—	—	—	(14,335)	(14,335)
Accretion of redeemable non-controlling interests	—	—	—	—	—	(1,306)	—	(1,306)	—	(1,306)
Contribution from non-controlling shareholders (Note 19(a))	—	—	—	—	(105)	—	—	(105)	202,105	202,000
Repurchase of ordinary shares (Note 20)	(5,010,420)	—	5,010,420	—	—	—	—	—	—	—
Accretion of redeemable convertible preferred shares (Note 18)	—	—	—	—	(247,580)	4,016	—	(243,564)	—	(243,564)
Foreign currency translation adjustment, net of nil income taxes	—	—	—	—	—	—	4,551	4,551	—	4,551
Balance as of December 31, 2021	231,237,692	7	5,010,420	—	—	(4,103,381)	6,048	(4,097,326)	197,280	(3,900,046)
___________________________
*Excludes net loss attributable to redeemable non-controlling interests of RMB806 for the year ended December 31, 2021.Retrospectively adjusted to reflect the combination of JICA, as if the combination had been in effect since the inception of common control (refer to Note 1(e)).
1Shares outstanding for all periods reflect the adjustment for Recapitalization.

The accompanying notes are an integral part of these consolidated financial statements.

ECARX HOLDINGS INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT (CONTINUED)
(In thousands, except share and per share data)

	Class A Ordinary Shares		Class B Ordinary Shares		Ordinary Shares		Treasury Shares		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income	Total deficit attributable to ordinary shareholders of the Company	Non-redeemable non-controlling interests	Total shareholders’ deficit
	Number of Shares[1]	Amount	Number of shares[1]	Amount	Number of shares[1]	Amount	Number of shares[1]	Amount
		RMB		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2022	—	—	—	—	231,237,692	7	5,010,420	—	—	(4,103,381)	6,048	(4,097,326)	197,280	(3,900,046)
Net loss*	—	—	—	—	—	—	—	—	—	(1,564,164)	—	(1,564,164)	(42,518)	(1,606,682)
Accretion of redeemable non-controlling interests (Note 19(b))	—	—	—	—	—	—	—	—	—	(714)	—	(714)	—	(714)
Deconsolidation of a subsidiary (Note 19)	—	—	—	—	—	—	—	—	—	—	—	—	7,178	7,178
Share-based compensation (Note 21)	—	—	—	—	—	—	—	—	725,651	—	—	725,651	—	725,651
Accretion of redeemable convertible preferred shares (Note 18)	—	—	—	—	—	—	—	—	(354,878)	—	—	(354,878)	—	(354,878)
Reissuance of ordinary shares (Note 20)	—	—	—	—	5,010,420	—	(5,010,420)	—	—	—	—	—	—	—
Deemed distribution to shareholders in the VIE Restructuring	—	—	—	—	—	—	—	—	—	(61,921)	—	(61,921)	—	(61,921)
Re-designation of ordinary shares into Class A Ordinary Shares (Note 1(b))	193,216,446	6	—	—	(193,216,446)	(6)	—	—	—	—	—	—	—	—
Re-designation of ordinary shares into Class B Ordinary Shares (Note 1(b))	—	—	43,031,666	1	(43,031,666)	(1)	—	—	—	—	—	—	—	—
IPO cost capitalization (Note 1(b))	—	—	—	—	—	—	—	—	(270,539)	—	—	(270,539)	—	(270,539)
Conversion-Lotus convertible notes payable (Note 1(b) and 15)	1,052,632	—	—	—	—	—	—	—	69,600	—	—	69,600	—	69,600
Geely strategic investment (Note 1(b))	2,000,000	—	—	—	—	—	—	—	139,200	—	—	139,200	—	139,200
Luminar strategic investment (Note 1(b) and Note 8)	1,500,000	—	—	—	—	—	—	—	87,615	—	—	87,615	—	87,615
Conversion of Preferred Shares to Class A and Class B ordinary shares (Note 18)	84,795,039	3	5,929,250	—	—	—	—	—	5,492,746	—	—	5,492,749	—	5,492,749
Issuance of Class A Ordinary Shares and warrants to COVA shareholders and warrant holders	5,870,357	—	—	—	—	—	—	—	30,265	—	—	30,265	—	30,265
Foreign currency translation adjustment, net of nil income taxes	—	—	—	—	—	—	—	—	—	—	(391,934)	(391,934)	—	(391,934)
Balance as of December 31, 2022	288,434,474	9	48,960,916	1	—	—	—	—	5,919,660	(5,730,180)	(385,886)	(196,396)	161,940	(34,456)
___________________________
*Excludes net loss attributable to redeemable non-controlling interests of RMB464 for the year ended December 31, 2022. Retrospectively adjusted to reflect the combination of JICA, as if the combination had been in effect since the inception of common control (refer to Note 1(e)).
1Shares outstanding for all periods reflect the adjustment for Recapitalization.

The accompanying notes are an integral part of these consolidated financial statements.

ECARX HOLDINGS INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT (CONTINUED)
(In thousands, except share and per share data)

	Class A Ordinary Shares		Class B Ordinary Shares		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income	Total deficit attributable to ordinary shareholders of the Company	Non-redeemable non-controlling interests	Total shareholders’ deficit
	Number of Shares[1]	Amount	Number of shares[1]	Amount
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2023	288,434,474	9	48,960,916	1	5,919,660	(5,730,180)	(385,886)	(196,396)	161,940	(34,456)
Net loss*	—	—	—	—	—	(940,191)	—	(940,191)	(74,989)	(1,015,180)
Share-based compensation (Note 21)	—	—	—	—	174,025	—	—	174,025	—	174,025
Issuance of Class A ordinary shares under 2022 Share Incentive Plan (Note 20)	554,575	—	—	—	—	—	—	—	—	—
Foreign currency translation adjustment, net of nil income taxes	—	—	—	—	—	—	41,152	41,152	—	41,152
Balance as of December 31, 2023	288,989,049	9	48,960,916	1	6,093,685	(6,670,371)	(344,734)	(921,410)	86,951	(834,459)
___________________________
* Retrospectively adjusted to reflect the combination of JICA, as if the combination had been in effect since the inception of common control (refer to Note 1(e)).
1Shares outstanding for all periods reflect the adjustment for Recapitalization.

The accompanying notes are an integral part of these consolidated financial statements.

ECARX HOLDINGS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands, except share and per share data)

	Year ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
				Note 2(z)
Operating activities:
Net loss	(1,176,758)	(1,607,146)	(1,015,180)	(142,985)
Adjustments to reconcile net loss to net cash used in operating activities:
Allowance for doubtful accounts	—	6,887	7,525	1,060
Provision of prepayments and other current assets	3,245	(1,935)	(1,310)	(185)
Write-down of inventories	49,485	35,406	10,641	1,499
Share-based compensation	179,933	725,651	174,025	24,511
Depreciation and amortization	65,160	74,559	85,799	12,085
Reduction of carrying amount of right-of-use assets	—	41,975	38,842	5,471
Loss from equity method investments	3,891	71,928	43,065	6,066
Gains on deconsolidation of a subsidiary	(10,579)	(71,974)	—	—
Gains on sale of an equity security	—	(59,728)	—	—
Change in fair value of an equity security	—	16,843	22,451	3,162
Amortization of debt issuance costs	99,923	—	2,863	403
Change in fair value of warrant liabilities	111,299	3,245	(11,719)	(1,651)
Loss on disposal of property, equipment and intangible assets	1,562	1,939	1,751	247
Unrealized exchange (gains) losses	(12,478)	1,857	2,515	354
Impairment of property, equipment and intangible assets	—	—	10,237	1,442
Changes in operating assets and liabilities, net of effects of deconsolidation of subsidiaries and the VIEs:
Accounts receivable - third parties, net	(45,166)	(238,197)	133,729	18,835
Accounts receivable - related parties, net	(96,169)	(68,939)	(719,283)	(101,309)
Notes receivable	(19,406)	(41,433)	74,509	10,494
Inventories	(105,557)	5,341	11,150	1,570
Amounts due from related parties	(5,757)	(87,080)	34,890	4,915
Prepayments and other current assets and other non-current assets	(157,371)	(189,669)	(17,462)	(2,459)
Accounts payable - third parties	18,699	795,226	372,818	52,510
Accounts payable - related parties	(218,143)	130,242	(13,023)	(1,834)
Notes payable	(144,529)	41,101	(158,446)	(22,317)
Contract liabilities - third parties	(4,565)	1,774	(4,153)	(585)
Contract liabilities - related parties	353,659	(237,287)	(257,737)	(36,301)
Amounts due to related parties	5,253	3,808	(7,179)	(1,011)
Accrued expenses and other current liabilities and income tax payable	188,317	204,830	(103,334)	(14,554)
Operating lease liabilities	—	(34,985)	(21,545)	(3,035)
Provisions	8,769	14,424	60,155	8,473
Net cash used in operating activities	(907,283)	(461,337)	(1,243,406)	(175,129)
The accompanying notes are an integral part of these consolidated financial statements.

ECARX HOLDINGS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
(In thousands, except share and per share data)

	Year ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
				Note 2(y)
Investing activities:
Purchase of property, equipment and intangible assets	(85,736)	(157,286)	(62,194)	(8,760)
Proceeds from disposal of property, equipment and intangible assets	—	1,732	2,158	304
Cash paid for acquisition of equity investments	(1,145,637)	(79,442)	—	—
Cash paid for acquisition of short-term investments	—	—	(163,944)	(23,091)
Proceeds from redemption of short-term investments	—	—	24,000	3,380
Cash disposed on deconsolidation of Hubei Dongjun	(8,360)	—	—	—
Cash disposed in deconsolidation of Suzhou Photon-Matrix	—	(22,643)	—	—
Cash received on deconsolidation of Hubei Dongjun	—	1,000	—	—
Financial support to an equity method investee	—	(28,500)	—	—
Loans and advances to related parties	(48,656)	(57,260)	(214,000)	(30,141)
Cash collection of loans and advances to related parties	90,155	29,360	214,000	30,141
Proceeds from sale of Zenseact	—	—	792,063	111,560
Net cash provided by (used in) investing activities	(1,198,234)	(313,039)	592,083	83,393
Financing activities:
Proceeds from issuance of Series Angel Convertible Redeemable Preferred Shares	81,950	—	—	—
Proceeds from issuance of Series A Convertible Redeemable Preferred Shares	1,032,104	—	—	—
Repayment of refundable deposits in connection with the issuance of Series A Convertible Redeemable Preferred Shares	(1,032,104)	—	—	—
Proceeds from issuance of Series A+ Convertible Redeemable Preferred Shares	1,331,641	—	—	—
Payment for issuance cost of Series A+ Convertible Redeemable Preferred Shares	(10,000)	—	—	—
Proceeds from issuance of Series A++ Convertible Redeemable Preferred Shares	452,241	—	—	—
Proceeds from issuance of Series B Convertible Redeemable Preferred Shares	324,270	159,485	—	—
Refundable deposits received in connection with the issuance of Series A++ Convertible Redeemable Preferred Shares	461,849	—	—	—
Repayment of refundable deposits in connection with the issuance of Series A++ Convertible Redeemable Preferred Shares	(461,849)	—	—	—
Cash contributed by redeemable non-controlling shareholders	30,000	10,000	—	—
Cash contributed by non-redeemable non-controlling shareholders	202,000	—	—	—
Proceeds from short-term borrowings	947,000	1,270,000	1,500,000	211,271
Repayment of short-term borrowings	(91,000)	(1,332,000)	(1,170,000)	(164,791)
Proceeds from issuance of convertible notes	—	527,281	—	—
Payment for issuance costs of convertible notes	—	(2,938)	(3,396)	(478)
Borrowings from related parties	45,152	700,000	300,000	42,254
Repayment of borrowings from related parties	(65,152)	(700,000)	(300,000)	(42,254)
Repayment of long-term debt	(1,125,310)	—	—	—
Cash disposed in the Restructuring	—	(20,000)	—	—
Cash proceeds from COVA	—	43,724	—	—
Cash proceeds from Geely strategic investment	—	139,200	—	—
Cash paid for costs of the Merger	—	(136,985)	(78,570)	(11,066)
Proceeds from conditional government grants	—	—	48,792	6,872
Net cash provided by financing activities	2,122,792	657,767	296,826	41,808
Effect of foreign currency exchange rate changes on cash and restricted cash	(32,019)	28,906	41,342	5,821
Net decrease in cash and restricted cash	(14,744)	(87,703)	(313,155)	(44,107)
Cash and restricted cash at the beginning of the year	1,003,876	989,132	901,429	126,964

ECARX HOLDINGS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
(In thousands, except share and per share data)

	Year ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Cash and restricted cash at the end of the year	989,132	901,429	588,274	82,857
Supplemental information:
Income tax paid	12,557	—	1,985	280
Interest paid	28,983	28,908	63,859	8,994
Non-cash investing and financing activities:
Payable for purchase of property, equipment and intangible assets	17,882	24,186	127,595	17,971
Transfer of notes receivable as part of consideration to purchase intangible assets	—	—	50,000	7,042
Re-designation of ordinary shares to Series A Preferred Shares (Note 18)	97,660	—	—	—
Issuance of Series B Convertible Redeemable Preferred Shares in connection with acquisition of an equity-method investment (Note 8)	620,703	—	—	—
Non-cash assets distributed to shareholders of the Company in the Restructuring (Note 1(d))	—	247,875	—	—
Payable for issuance cost of convertible notes payable	—	5,621	—	—
Amounts due from a related party for sale of Zenseact (Note 8)	—	763,192	—	—
Issuance of ordinary shares in exchange for an equity security (Note 8)	—	87,615	—	—
Payable for costs of the Merger		133,554	—	—
Conversion of Convertible Redeemable Preferred Shares to ordinary shares (Note 1(b) and Note 18)	—	5,492,749	—	—
Conversion of convertible notes payable to Class A Ordinary Shares	—	69,600	—	—
The accompanying notes are an integral part of these consolidated financial statements.

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
1.    Description of business and organization
(a)Description of business
ECARX Holdings Inc. (“ECARX” or the “Company’) was incorporated as an exempted company with limited liability in the Cayman Islands on November 12, 2019. The Company along with its subsidiaries, consolidated variable interest entity (“VIE”) and VIE’s subsidiaries is collectively referred to as “the Group”. The terms “we,” “our,” and “us” refer to the Group, unless the context indicates otherwise. Historically, we conducted our operations in China through subsidiaries as well as through Hubei ECARX Technology Co., Ltd (“Hubei ECARX”), our former VIE based in mainland China. In 2022, as a result of a restructuring described below, we do not have any VIE in China. We are a global mobility-tech company partnering with original equipment manufacturers (“OEM”s) to reshape the automotive landscape as the industry transitions to an all-electric future. As OEMs develop new vehicle platforms from the ground up, we are developing a full-stack solution - central computer, system on a chip (“SoC”) and software to help continuously improve the in-car user experience. Our products continue to shape the interaction between people and vehicles by rapidly advancing the technology at the heart of smart mobility. We are engaged in the sales of SoC core modules, automotive computing platform products, software stacks as well as the provision of research and development services primarily in the People’s Republic of China (“PRC”).
(b)Merger and recapitalization
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
On the Closing Date:
(i)the amended and restated memorandum and articles of association the Company became effective;
(ii)90,724,289 of the preferred shares of the Company that were issued and outstanding immediately prior to the First Effective Time (i.e. effective time of the First Merger) were re-designated and reclassified into one ordinary share of the Company on a one-for-one basis (the “Preferred Share Conversion”);
(iii)immediately following the Preferred Share Conversion but immediately prior to the Recapitalization (as defined below), the authorized share capital of the Company was re-designated as follows (“Re-designation”):
(A) each of the issued and outstanding ordinary shares of the Company (other than the Co-Founder Shares, defined as all of the ECARX shares held by Mr. Ziyu Shen and 20,520,820 ECARX shares held by Mr. Eric Li (Shufu Li) immediately prior to the Re-designation) and each of 7,766,956,008 authorized but unissued ordinary shares of the Company was re-designated as one Class A Ordinary Share;
(B) each of the issued and outstanding Co-Founder Shares and each of the 958,958,360 authorized but unissued ordinary shares of the Company was re-designated as one Class B Ordinary Share; and
(C) 1,000,000,000 authorized but unissued ordinary shares of the Company were re-designated as shares of par value of US$0.000005 each of such class or classes (however designated) as the board of directors of the Company may determine in accordance with the Amended Articles; and

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
(iv)Recapitalization
(A) each of the issued and outstanding ordinary shares of ECARX immediately following the Re-designation was recapitalized by way of a repurchase in exchange for issuance of such number of Class A Ordinary Shares and Class B Ordinary Shares, in each case, equal to the Recapitalization Factor (as defined below) (i.e., one such Company Class A Ordinary Share or Company Class B Ordinary Share, as the case may be, multiplied by the Recapitalization Factor);
(B) each ECARX restricted share unit and option issued and outstanding immediately prior to the Recapitalization was adjusted to give effect to the foregoing transactions, such that each ECARX restricted share unit and option shall be exercisable for that number of Class A Ordinary Shares equal to the product of (a) the number of shares of the Company subject to such ECARX restricted share unit and option immediately prior to the Recapitalization multiplied by (b) the Recapitalization Factor (such product rounded down to the nearest whole number), and the per share exercise price for each Class A Ordinary Share issuable upon exercise of the ECARX restricted share unit and options, as adjusted, shall be equal to the quotient (rounded up to the nearest whole cent) obtained by dividing (y) the per share exercise price for each share of the Company subject to such ECARX restricted share unit and option by (z) the Recapitalization Factor.
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
On the Closing Date, the Company issued:
(i)5,870,357 Class A Ordinary Shares to then holders of Class A ordinary shares of COVA, including 5,250,000 Class A Ordinary Shares issued to COVA Acquisition Sponsor LLC (the “Sponsor”);
(ii)23,871,971 Warrants to then holders of COVA Public Warrants and COVA Private Warrants;
(iii)282,564,117 Class A Ordinary Shares, consisted of (a) 2,000,000 Class A Ordinary Shares to Geely Investment Holding Ltd. and 1,500,000 Class A Ordinary Shares to Luminar Technologies, Inc. (collectively referred to as “Strategic Investors”), (b) 1,052,632 Class A Ordinary Shares issued to Lotus Technology Inc., the holder of the Note (defined in the Note 15), and (c) 84,795,039 Class A Ordinary Shares to then existing preferred shareholders and 193,216,446 Class A Ordinary Shares to then existing ordinary shareholders of the Company.
(iv)48,960,916 Class B Ordinary Shares to the then existing shareholders of the Company.
Pursuant to the mergers above stated, COVA was considered as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the financial statements of ECARX represented a continuation of its operations with the Merger treated as the equivalent of ECARX issuing shares for the net assets of COVA, accompanied by a recapitalization. The net assets of ECARX are stated at historical cost, with no goodwill or other intangible assets recorded. This determination was primarily based on the following:
•ECARX is the larger of the combining entities and is the operating company.
•ECARX will have control of the board as it will hold a majority of the seats on the board of directors with COVA only taking two seats on the board after the mergers.

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
•ECARX’s senior management will be continuing as senior management of the combined company.
•In addition, a larger portion of the voting rights in the combined entity will be held by existing ECARX’s shareholders.
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
In connection with the Merger, the Company raised aggregated proceeds of US$38,870 (equivalent to RMB270,539), including (i) cash proceeds consisted of US$6,282 (equivalent to RMB43,724) in connection with the Merger, US$20,000 (equivalent to RMB139,200) from Geely Investment Holding Ltd. (referred to as “Geely strategic investment”) and (ii) US$12,588 (equivalent to RMB87,615) worth of shares from Luminar Technologies, Inc., a strategic investor (referred to as “Luminar strategic investment”, collectively referred to as “Strategic Investments”). The Company incurred transaction costs of US$42,122 (equivalent to RMB293,168). Any excess of these costs over the proceeds amounting to US$3,252 (equivalent to RMB22,629) were recorded in general and administrative expenses of the statement of comprehensive loss.
(c)Restructuring
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

In addition, ECARX (Hubei) Tech Co., Ltd. (“ECARX (Hubei) Tech”), a wholly-owned PRC subsidiary of the Company, and Hubei ECARX reached an agreement, pursuant to which:
•All of the business and operations, excluding a contract on AI voice products signed by Hubei ECARX on March 5, 2020, and the working capital of Hubei ECARX of approximately RMB20,000, which are not subject to restrictions on the foreign investments, including the sales of automotive computing platforms, SoC core modules, automotive merchandise or other products, software licensing and the provision of automotive computing platform design and development service and other services of Hubei ECARX, and related assets and liabilities, contracts, intellectual properties and employees, were transferred from Hubei ECARX to ECARX (Hubei) Tech, at nil consideration.
•Other business and operations, which include the above-mentioned contract entered into by Hubei ECARX on March 5, 2020 and the working capital of approximately RMB20,000 as well as the business and operations that are subject to the restrictions on foreign investments, including (i) map surveying and mapping qualification (referring to Grade A Surveying and Mapping Qualification of Navigation Electronic Map and Grade B Surveying and Mapping Qualification of Internet Map Service of Hubei ECARX), (ii) mapping activities (including relevant assets, contracts, intellectual property rights and employees), and (iii) ICP license, were retained by Hubei ECARX and spun off from the Group upon the completion of the Restructuring. The operating results of the remaining business operations in 2020 and 2021 were inconsequential.
•In addition, the Group also spun off three equity method investments, primarily including the equity method investment in Suzhou Chenling Investment LLP (“Suzhou Chenling”) to Hubei ECARX.The Company also temporarily transferred three of its equity method investments to two investment and consulting companies, including Hubei Dongjun Automotive Electronic Technology Co., Ltd (“Hubei Dongjun”) and Suzhou Photon-Matrix Optoelectronics Technology Co., Ltd (“Suzhou Photon-Matrix”). The three equity method investments were transferred out in April 2022 and transferred back to ECARX (Hubei) Tech, a wholly-owned subsidiary of

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
the Company, before the consummation of the Restructuring. Since there was no substantial change in economic substance before and after the Restructuring to these equity interests and considering the short lapse of time between the equity interests having been transferred to third parties and the same being transferred back to the Company, the Company determined that there is no accounting impact as a result of such temporary transfers. Hubei Dongjun and Suzhou Photon-Matrix were deconsolidated in September 2021 and January 2022, respectively, before the temporary transfers, as a result of the Company’s loss of control of such entities. Therefore, the temporary transfers to the two investment and consulting companies that were returned to the Company did not include the equity interests that led to the deconsolidation of Hubei Dongjun and Suzhou Photon-Matrix.
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
(d)VIE
The Group operated all of its business in the PRC through Hubei ECARX, a limited liability company established under the laws of the PRC prior to the Restructuring in April 2022 as described in Note 1(c). The recognized and unrecognized revenue-producing assets of the VIE and VIE’s subsidiaries primarily consisted of property and equipment, internally developed software and intellectual property, patents and trademarks and other licenses necessary for the operation and assembled workforce.
The equity interests of Hubei ECARX were legally held by Mr. Shufu Li and Mr. Ziyu Shen, who acted as the nominee equity holders of Hubei ECARX on behalf of ECARX (Wuhan) Technology Co., Ltd. (“ECARX WH” or “WFOE”). A series of VIE agreements, including the Power of Attorney, the Exclusive Business Cooperation Agreement, the Exclusive Purchase Option Agreement, the Equity Interest Pledge Agreement and Spousal Consent, as amended, were entered among the VIE, the WFOE and the nominee equity holders of the VIE. Through the VIE Agreements, the nominee equity holders of the VIE had granted all their legal rights including voting rights and disposition rights of their equity interests in the VIE to the WFOE. The nominee equity holders of the VIE did not participate significantly in income and loss and did not have the power to direct the activities of the VIE that most significantly impact their economic performance. Accordingly, the VIE was considered a variable interest entity.
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
Spousal Consents
The spouses of Mr. Shufu Li and Mr. Ziyu Shen, have each signed a spousal consent. Under the spousal consent, the signing spouse unconditionally and irrevocably agreed that the equity interest in VIE which is held by and registered under the name of her spouse will be disposed of pursuant to the above mentioned Equity Interest Pledge Agreements, Exclusive Purchase Option Agreements, the Exclusive Business Cooperation Agreement and the Power of Attorney. Moreover, the spouse confirmed she has no rights, and will not assert in the future any right, over the equity interests in VIE held by her spouse. In addition, in the event that the spouse obtains any equity interest in VIE held by her spouse for any reason, she agrees to be bound by and sign any legal documents substantially similar to the contractual arrangements entered into by her spouse, as may be amended from time to time.
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
Pursuant to the VIE Restructuring, the Group did not consolidate Hubei ECARX as of December 31, 2022.
The following consolidated revenues, net loss and cash flow information for the year ended December 31, 2021 and for the period between January 1, 2022 and the completion of the Restructuring, have been included in the accompanying consolidated financial statements. All intercompany transactions and balances with the Company, and its wholly-owned subsidiaries, prior to the Restructuring, have been eliminated upon consolidation.

	Year ended December 31,
	2021	2022
	RMB	RMB
Revenues (i)	2,755,780	936,520
Net (loss) income (ii)	(1,106,865)	2,793,301
Net cash (used in) provided by operating activities (iii)	(817,989)	224,031
Net cash (used in) provided by investing activities	(436,280)	165,672
Net cash provided by (used in) financing activities (iv)	1,047,854	(1,055,000)
Net decrease in cash and restricted cash	(206,415)	(665,297)
Cash and restricted cash at the beginning of the year	871,712	665,297
Cash and restricted cash at the end of the year	665,297	—
___________________________
(i)For the years ended December 31 2021 and 2022, revenues include RMB26,290 and RMB265,452, respectively, from the Company and its subsidiaries, which are eliminated upon consolidation.

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
(ii)For the years ended December 31, 2021 and 2022, net income (loss) includes RMB(44,361) and RMB2,981,707, respectively, from the Company and its subsidiaries, which are eliminated upon consolidation.
(iii)Net cash used in operating activities respectively includes RMB33,405 and RMB228,428 generated from the Company and its subsidiaries for the years ended December 31 2021 and 2022, which are eliminated upon consolidation.
(iv)Net cash provided by financing activities respectively includes RMB2,067,268 and RMB157,000 provided by the Company and its subsidiaries for the years ended December 31, 2021 and 2022, which are eliminated upon consolidation.
(e)A combination between entities under common control

On June 30, 2023, ECARX (Hubei) Tech made additional capital injection amounting to RMB266,667 to JICA Intelligent Robotics Co., Ltd. (“JICA”), of which RMB1,000 was paid on June 30, 2023 and the remaining RMB265,667 is payable within the next 3 years. Prior to the capital injection, ECARX (Hubei) Tech held 50% ownership interest in JICA, with the other 50% owned by Geely Automotive Group Co., Ltd. (“Geely Auto”). Both the Group and JICA are under the control of Mr. Eric Li (Shufu Li). Following the additional investment in JICA, ECARX (Hubei) Tech has a controlling interest of 70% in JICA. As the acquisition of JICA was a combination between entities under common control, the consolidated financial statements have been presented by combining assets, liabilities, revenues, expenses and equity of the Group and JICA using the pooling-of-interests method as if the transaction occurred at the beginning of the comparative period presented. All intercompany transactions and balances between the combining entities have been eliminated.

The following table summarizes the results of operations and net assets of JICA in the consolidated financial statements. The amounts are after eliminating transactions between the Group and JICA.

As of December 31,
2022
RMB
ASSETS
Current assets	572,259
Non-current assets	43,655
Total assets	615,914

LIABILITIES
Current liabilities	486,351
Non-current liabilities	9,229
Total liabilities	495,580

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)

	Year Ended December 31
	2021	2022
	RMB	RMB
Revenues	—	5,138
Cost of revenues	(130)	(1,475)
Gross (loss) profit	(130)	3,663

Loss from operations	(18,493)	(167,952)
Profit (loss) before income taxes	13,380	(136,512)
Net profit (loss)	9,965	(144,005)

2.    Summary of significant accounting policies
(a)    Basis of presentation
These consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).
The consolidated financial statements are presented in Renminbi (“RMB”), rounded to the nearest thousand.
These consolidated financial statements have been prepared assuming the Company will continue as a going concern. The going concern assumption contemplates the realization of assets and satisfaction of liabilities in the normal course of business. However, substantial doubt about the Company’s ability to continue as a going concern exists.
The Company has incurred losses since its inception. As of December 31, 2023, the Company had an accumulated deficit of RMB6,670,371 and its consolidated current liabilities exceeded current assets in the amount of RMB926,738. In addition, the Company recorded net cash used in operating activities in the amount of RMB1,243,406 for the year ended December 31, 2023. The Company will require additional liquidity to continue its operations over the next 12 months.
Historically, the Company had relied principally on proceeds from the issuance of redeemable convertible preferred shares and bank borrowings to finance its operations and business expansion. Since the consummation of the Merger, the Company funded its operations principally through short-term borrowings from banks and related parties, and long-term convertible notes. The Company has evaluated plans to continue as a going concern which include, but are not limited to, (i) reducing discretionary capital and operating expenses (ii) obtaining additional facilities from banks and renewal of existing bank borrowings (iii) obtaining extended financial support from controlling shareholder and related parties (iv) accelerating pace of collections of amounts due from related and third parties to optimize operational efficiency and (v) exploring opportunities for further equity financing. Subsequent to December 31, 2023, the Company has secured commitment from a related party under which the Company will be able to extend its existing loan of RMB300,000 up to June 30, 2025. Notwithstanding this, feasibility of some of these plans is contingent upon factors outside of the control of the Company and, as such, the Company concluded that substantial doubt about its ability to continue as a going concern has not been alleviated as of the reporting date.
These consolidated financial statements do not include any adjustments to the carrying amounts and classification of assets, liabilities, and reported expenses that may be necessary if the Company were unable to continue as a going concern.

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
(b)    Principles of consolidation
The consolidated financial statements include the financial statements of the Company and its consolidated subsidiaries. Prior to the completion of the Restructuring, the consolidated financial statements also included the financial statements of the VIE in which the Company, through its WFOE, had a controlling financial interest, and the VIE’s subsidiaries. All intercompany transactions and balances among the Company, its subsidiaries and the VIEs have been eliminated upon consolidation. Noncontrolling interests are separately presented as a component of shareholders’ deficit in the consolidated financial statements.
(c)    Use of estimates
The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported period in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but not limited to, service period of connectivity services; expected credit losses for accounts receivable, other non-current assets and amounts due from related parties; realizability of inventories; accrual for warranty obligations; useful lives and recoverability of property, equipment and intangible assets and right-of-use assets; recoverability of long-term investments; valuation allowance of deferred tax assets; fair values of share-based compensation awards, redeemable convertible preferred shares, warrant liabilities, and incremental borrowing rates of the Group’s leases. Changes in facts and circumstances may result in these estimates to be revised. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.
(d)    Cash and restricted cash
Cash consists of cash at bank. Restricted cash represents cash that cannot be withdrawn without the permission of third parties. The Group’s restricted cash are bank deposits pledged for notes payable and restricted cash due to litigation.
(e)     Short-term investments
The Group’s short-term investments represent the Group’s fixed rate debt securities issued by financial institutions which are redeemable at the option of the Group on any working day or have the original maturities of less than twelve months. The Group’s short-term investments are classified as held-to-maturity based on the positive intent and ability to hold the securities to maturity. Income related to these securities is included in interest income in the consolidated statements of comprehensive loss.
(f)    Accounts receivable and current expected credit losses
Accounts receivable represent those receivables derived in the ordinary course of business when the Group has sold the products or provided services to its customers and when its right to consideration is unconditional (i.e., only the passage of time is required before payment is due). Accounts receivable are presented net of allowance for credit losses.
The Group adopted Accounting Standards Update (“ASU”) 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments (or ASU 2016-13) on January 1, 2023 (ASC326). ASC 326 requires the measurement and recognition of expected credit losses using the current expected credit losses (CECL) model for financial assets held at amortized cost, which includes the Group’s accounts receivable, notes receivable, amounts due from related parties and other financial assets. Expected credit losses include losses expected based on known credit issues with specific customers as well as a general expected credit loss allowance based on relevant information, including historical loss rates, current conditions, and reasonable economic forecasts that affect collectability. The Group updates allowance for credit losses on a quarterly basis with changes in the allowance recognized in the consolidated statements of comprehensive loss.
Prior to the adoption of ASC 326 on January 1, 2023, the Group maintained a general and specific allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. Accounts receivable balances with large creditworthy customers were reviewed by management individually for collectability. All other balances were

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
reviewed on a pooled basis. A percentage of general allowance was applied to the balances of accounts receivable in each aging category, excluding those which were assessed individually for collectability. Management considered various factors, including historical loss experience, current market conditions, the financial condition of its debtors, any receivables in dispute, the aging of receivables and current payment patterns of its debtors, in establishing the required allowance.
An allowance for credit losses is recorded into general and administrative expenses. Receivables which are deemed to be uncollectible are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Group does not have any off-balance-sheet credit exposure related to its customers.
(g)    Notes receivable
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
(h)    Inventories
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
(i)    Long-term investments
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

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
Equity securities
Equity investments with readily determinable fair values are measured and recorded at fair value using the market approach based on the quoted prices in active markets at the reporting date. The Group classifies the valuation techniques that use these inputs as Level 1 of fair value measurements.
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
(j)    Property and equipment
Property and equipment are carried at cost less accumulated depreciation and impairment, if any.
Depreciation on property and equipment is calculated on the straight-line method over the estimated useful lives of the assets as below:

Category	Estimated useful life
Machinery and electronic equipment	3 – 10 years
Transportation vehicles	4 years
Office and other equipment	5 years
Leasehold improvements	Shorter of the lease term and the estimated useful lives of the assets
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
(k)    Intangible assets
Intangible assets mainly include purchased intangible assets. Purchased intangible assets are initially recognized and measured at cost upon acquisition. Separately identifiable intangible assets that have determinable lives are amortized over their estimated useful lives on a straight-line method as follows. In determining the useful life of an intangible asset, the Group considers the factors such as the expected use of the asset by the Group, and any legal, regulatory, or contractual provisions that may limit the useful life:

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)

Category	Estimated useful life
Software	3 years
Software license rights	3 years
Patent	3 years
Trademarks	10 years
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
(m)    Product warranties
The Group provides product warranties on all applicable products based on the contracts with its customers at the time of sale of products. The Group accrues a warranty reserve for the products sold, which includes the best estimate of projected costs to settle indemnity for claims under warranties. Factors that affect the Group’s warranty obligation include product defect rates and costs of repair or replacement. These factors are estimates that may change based on new information that becomes available each period. The portion of the warranty reserve expected to be incurred within the next 12 months is included within accrued expense and other current liabilities while the remaining balance is included in provision on the consolidated balance sheets. Warranty cost is recorded as a component of cost of goods sold in the consolidated statements of comprehensive loss. The Group reevaluates the adequacy of the warranty accrual on a regular basis.
The Group recognizes the benefit from a recovery of the costs associated with the warranty when specifics of the recovery have been agreed with the Group’s suppliers and the amount of the recovery is virtually certain.
(n)    Value added taxes
The Group’s PRC subsidiaries and VIEs are subject to value added tax (“VAT”) on its products and services, less any deductible VAT the Group has already paid or borne. They are also subject to surcharges on VAT payments in accordance with PRC law. VAT is not included in the revenue recognized for the Group. Revenue from sales of products and provision of services are generally subject to VAT at the rate of 6% to 13%, and subsequently paid to PRC tax authorities after netting input VAT on purchases.
The excess of output VAT over input VAT is reflected in accrued expenses and other current liabilities, and the excess of input VAT over output VAT is reflected in prepayments and other current assets in the consolidated balance sheets.
(o)    Commitments and contingencies
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
Financial assets and liabilities of the Group primarily consist of cash, restricted cash, short-term investments, accounts receivable, amounts due from related parties, notes receivable, equity securities, short-term borrowings, accounts payable, notes payable, amounts due to related parties, warrant liabilities, convertible notes, and other payables included in accrued expenses and other current liabilities. The Group measures below assets and liabilities at fair value on a recurring basis by level within the fair value hierarchy as of December 31, 2022 and 2023 as below:

Level 1 – Equity securities and public warrant liabilities using observable inputs in active markets;
Level 3 – Private warrant liabilities using unobservable inputs.

As of December 31, 2022 and 2023, the carrying values of other financial instruments approximate their fair values due to the short-term maturity of these instruments or their interest rates are comparable to the prevailing interest rates in the market.
(q)    Revenue recognition
The Group accounts for revenue in accordance with Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers (“ASC 606”). In accordance with ASC 606, the Group recognizes revenue upon the transfer of control of promised products or services to the Group’s customers, in the amount of consideration the Group expects to receive for those products or services (excluding VAT collected on behalf of government authorities).
The Group generates revenues from sales of goods, software license and services.
Sales of goods
Sales of goods include the following products:
a.Automotive computing platform, which Tier 1 automotive suppliers or the Original Equipment Manufacturers (“OEM”) purchase from the Group and assemble on cars with infotainment head unit or digital cockpit;
b.SoC core modules, where the Group sells standardized computing board, which integrates SoC with core integrated circuits and peripherals to Tier 1 automotive suppliers or the OEMs; and
c.Automotive merchandise and other products, which are primarily basic electronic components such as resistor, capacitor and circuit board sold to automotive suppliers.
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
The Group’s software licenses have significant standalone functionality which is not expected to substantively change during the license term. The nature of the software is functional and a right to use the Group’s intellectual property according to ASC 606. Revenues related to the fixed period software licenses, is fixed and are recognized at a point in time upon customers’ acceptance which is when the control is transferred to the customer. Revenues related to perpetual licenses are recognized when subsequent sale occurs using the sales-based royalties guidance under ASC 606 as this type of software is invoiced based on the subsequent sale made by Tier 1 automotive suppliers to the OEMs after the software has been configured into Tier 1 supplier’s auto parts. The license does not have a renewal term. Post-contract customer support, which includes technical support and unspecified minor bug fixes, are provided to all customers. The post-contract customer support is not material and not accounted for as a distinct performance obligation.
Service revenues
The Group generates revenues by provision of the following services:
a.Automotive computing platform design and development service;
b.Connectivity service, which enables end-users of automobiles access internet; and,
c.Other services, including technical consulting services provided to automotive companies. The performance obligations are satisfied, and revenues are recognized, at a point in time the customers accept the services, as the criteria for recognition of revenue over time are not met.
The Group provides design and development services on automotive computing platform for OEMs. The contracts for design and development services are separate from the contracts for manufacture of automotive computing platform because they are not entered into at or near the same time. Prior to January 1, 2022, the service contracts for design and development services were entered into with the customers near the end of the development process. The Group did not have any enforceable right to payment before the agreed deliverables were accepted by customers. Therefore, the Group recognized revenue at a point in time when the agreed deliverables were accepted by customers.
Starting from January 1, 2022, the Group entered into a number of contracts with OEMs upon the commencement of design and development services on automotive computing platform. After the fulfillment of the design and development services, the Group delivers customized deliverables to the OEMs.
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
The Group recognizes an impairment loss of contract cost assets in the statement of comprehensive loss to the extent that the carrying amount of the assets exceeds:
a.The amount of consideration that the Group expects to receive in the future and that the Group has received but not recognized as revenue, for providing the design and development services, less
b.The costs that relate directly to providing those services and that have not been recognized as expenses.
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
(s)    Selling and marketing expenses
Selling and marketing expense mainly consists of payroll and share-based compensation related to the selling and marketing activities, advertising costs, rental, depreciation related to selling and marketing functions. Advertising costs are expensed as incurred. The advertising costs were RMB13,674, RMB11,800 and RMB17,651 for the years ended December 31, 2021, 2022 and 2023, respectively.
(t)    Government grants
Government grants are recognized when there is reasonable assurance that the Group will comply with the conditions attached to it and the grants will be received. Grants that compensate the Group for expenses incurred are recognized in the Group’s consolidated statements of comprehensive loss on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the acquisition cost of an asset are recorded as a liability in the Group’s consolidated balance sheets and are recognized in the Group’s consolidated statements of comprehensive loss over the useful life of the asset.

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
Deferred income taxes are provided for using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the tax consequences attributable to differences between carrying amounts of assets and liabilities in the financial statements and their respective tax bases, and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of comprehensive loss in the period that includes the enactment date.
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
(w)    Employee benefits
The Group’s subsidiaries and the VIEs in the PRC participate in a government mandated, multi- employers, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. PRC labor laws require the entities incorporated in the PRC to pay to the local labor bureau a monthly contribution calculated at a stated contribution rate on the monthly basic compensation of qualified employees. The

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
Group has no further commitments beyond its monthly contribution. Employee social benefits included as expenses in the accompanying consolidated statements of comprehensive loss amounted to RMB168,971, RMB197,669 and RMB213,772 for the years ended December 31, 2021, 2022 and 2023, respectively.
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
Prior to the adoption of ASC Topic 842 on January 1, 2022, operating leases were not recognized on the consolidated balance sheets of the Group but payments made for those leases were charged to the consolidated statements of comprehensive loss on a straight-line basis over the term of underlying lease.
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
The assets and liabilities of the Company’s foreign subsidiaries whose functional currency is not the RMB are translated into RMB from functional currencies at the current exchange rates while revenues and expenses are translated from functional currencies at average exchange rates. Equity accounts other than earnings (deficits) generated in the current period are translated into at the appropriate historical rates. The resulting foreign currency translation adjustments are recorded as a component of other comprehensive income (loss) in the consolidated statements of comprehensive loss, and the accumulated foreign currency translation adjustments are recorded as a component of accumulated other comprehensive income (loss) in the consolidated statements of changes in shareholders’ deficit.
RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the PRC government, controls the conversion of RMB to foreign currencies. The value of RMB is subject to changes of central government policies and international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market.
(z)    Convenience translation
The United States dollar (“US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers. Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the rate of US$1.00=RMB 7.0999, the certified noon buying rate set forth in the H.10 statistical release of

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
the Federal Reserve Board on December 29, 2023. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2023, or at any other rate.
(aa)    Loss per share
Basic loss per share is computed by dividing net loss attributable to ordinary shareholders, taking into consideration the accretions to redemption value of redeemable convertible preferred shares, by the weighted average number of ordinary shares outstanding during the periods presented using the two-class method. Under the two-class method, any net income is allocated between ordinary shares and other participating securities based on their participating rights. ECARX Warrants (Note 13) are not participating securities, as they are not entitled to participating rights until exercised; Government Warrants (Note 13) and redeemable convertible preferred shares are participating securities, as they participate in undistributed earnings on an if-converted basis. A net loss is not allocated to participating securities when the participating securities do not have contractual obligations to share losses.
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

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
During the years ended December 31, 2021, the profit appropriation to statutory surplus fund for the Group’s entities incorporated in the PRC was RMB3,240. No appropriation to statutory surplus fund was made during the years ended December 31, 2022 and 2023. The balance of the statutory surplus was RMB3,240 as of December 31, 2022 and 2023.
No appropriation to the discretionary surplus fund was made by the Group’s PRC subsidiaries and VIEs.
(dd)     Prior period reclassification
The Group has reclassified certain prior period amounts as shown below to make the presentation consistent with current year. There was no change in total non-current liabilities and total liabilities as of December 31, 2022 and total operating expenses, loss from operation, loss before income taxes or net loss for the years ended December 31, 2021 and 2022 as a result of these reclassifications.

	As of December 31, 2022
	Before reclassification	After reclassification
	RMB	RMB
Provisions	—	30,716
Other non-current liabilities	30,716	—

	Year ended December 31, 2021		Year ended December 31, 2022
	Before reclassification	After reclassification	Before reclassification	After reclassification
	RMB	RMB	RMB	RMB
Selling and marketing expenses	(82,827)	—	(86,597)	—
General and administrative expenses	(525,041)	—	(1,223,610)	—
Selling, general and administrative expenses	—	(607,868)	—	(1,310,207)
Change in fair value of an equity security	—	—	(16,843)	—
Gains on sale of an equity security	—	—	59,728	—
Gains on deconsolidation of a subsidiary	10,579	—	71,974	—
Change in fair value of warrant liabilities	(111,299)	—	(3,245)	—
Government grants	34,507	—	59,393	—
Foreign currency exchange gains (losses), net	18,315	—	(18,216)	—
Other non-operating (expenses) income	—	(47,898)	—	152,791

(ee) Recently adopted accounting pronouncements

The Group adopted ASU 2016-13, Financial Instruments—Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments, and subsequent amendments to the initial guidance within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11 and ASU 2020-02 (collectively referred to as ASC 326) on January 1, 2023 using the modified retrospective approach. ASC 326 requires the measurement and recognition of expected credit losses using the current expected credit loss model for financial assets held at amortized cost, which includes the Group’s accounts receivable, notes receivable, amounts due from related parties and other financial assets. It replaces the existing

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
incurred loss impairment model with an expected loss methodology. The recorded credit losses are adjusted each period for changes in expected lifetime credit losses. On adoption of ASC 326, there is no change to accumulated deficit as of January 1, 2023.

The Group adopted ASC Topic 842, Leases, as of January 1, 2022, using an effective date method following the modified retrospective transition approach for leases that existed on January 1, 2022, and has not recast the comparative periods presented in these consolidated financial statements. The adoption of ASC 842 did not have any impact to the accumulated deficit of the Group as of January 1, 2022. See Note 17 for further information.
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
(ff)    New accounting pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting - Improvements to Reportable Segment Disclosures (Topic 280) which requires public entities to disclose (1) significant segment expenses by reportable segment if they are regularly provided to the Chief Operating Decision Maker (CODM) and included in each reported measure of segment profit or loss, (2) other segment items by reportable segment, (3) more than one measure of segment profit or loss used by the CODM, provided that at least one of the reported measures includes the segment profit or loss measure that is most consistent with GAAP measurement principles, (4) CODM’s title and position on both an annual and an interim basis. The standard is effective for the Group from January 1, 2024. The Group is in the process determining the impact of the adoption of this standard on its consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes - Improvements to Income Tax Disclosures (Topic 740). Under the ASU, Public Business Entities must annually (1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income or loss by the applicable statutory income tax rate. The standard is effective for the Group from January 1, 2025. The Group is in the process determining the impact of the adoption of this standard on its consolidated financial statements.

3.    Cash and restricted cash
A reconciliation of cash at bank and restricted cash in the consolidated balance sheets to the total amount in the consolidated statement of cash flows is as follows:

	As of December 31,
	2022	2023
	RMB	RMB
Cash at bank	860,472	561,148
Restricted cash	40,957	27,126
Cash and restricted cash shown in the consolidated statements of cash flows	901,429	588,274

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
Cash and restricted cash are amounts deposited with financial institutions at the locations noted below:

	As of December 31,
	2022	2023
	RMB	RMB
Financial institutions in the mainland of the PRC
– Denominated in RMB	595,559	528,022
– Denominated in US$	258,475	14,542
– Denominated in Great Britain Pound (“GBP”)	—	81
Total cash balances held in the mainland of the PRC	854,034	542,645
Financial institutions in Hong Kong
– Denominated in US$	9,402	—
– Denominated in Hong Kong dollars (“HKD”)	14	13
– Denominated in RMB	—	27
Total cash balances held in Hong Kong	9,416	40
Financial institutions in Sweden
– Denominated in Swedish Krona (“SEK”)	14,473	28,972
– Denominated in US$	555	204
Total cash balances held in Sweden	15,028	29,176
Financial institutions in the United Kingdom
– Denominated in Great Britain Pounds (“GBP”)	22,934	12,356
Total cash balances held in the United Kingdom	22,934	12,356
Financial institutions in the United States
– Denominated in US$	17	3,867
Total cash balances held in the United States	17	3,867
Financial institutions in Germany
– Denominated in Euro	—	190
Total cash balances held in Germany	—	190
Total cash balances held at financial institutions in RMB	901,429	588,274
As of December 31, 2022, the Group’s restricted cash of RMB40,957 were pledged for notes payable. As of December 31, 2023, the Group had restricted cash of RMB3,513 pledged for notes payable, and RMB23,613 restricted due to disputes on unpaid amounts to a supplier.

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
4.    Accounts receivable, net
Accounts receivable, net consisted of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Accounts receivable, third parties	422,743	288,507
Less: Allowance for doubtful accounts, third parties	(4,521)	(2,688)
Accounts receivable, third parties, net	418,222	285,819
Accounts receivable, related parties	837,686	1,556,969
Less: Allowance for doubtful accounts, related parties	(2,366)	(11,217)
Accounts receivable, related parties, net	835,320	1,545,752
The movement of the allowance for doubtful accounts receivables is as follows:

	As of December 31,
	2021	2022	2023
	RMB	RMB	RMB
Balance at the beginning of the year	—	—	6,887
Additions	—	6,887	9,951
Reversal	—	—	(2,426)
Write-off	—	—	(507)
Balance at the end of the year	—	6,887	13,905
5.    Notes receivable
The Group collects notes receivable from its customers for sales of automotive computing platform, SoC Core Modules and other products. Notes receivable as of December 31, 2022 and 2023 were bank acceptance notes, among which, RMB25,034 and RMB6,603 respectively, were pledged as collateral to secure the Group’s liability for notes payable issued by China Merchants Bank and China Industrial Bank. The notes payables are used for settlement between the Group and its suppliers on the purchase of raw materials and other inventories.
6.    Inventories
Inventories consisted of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Raw materials	65,575	90,882
Work-in-process	2,999	11,003
Finished goods	113,998	58,896
Total	182,572	160,781
The Group recorded inventory write-down of RMB49,485, RMB35,406 and RMB10,641 for the years ended December 31, 2021, 2022 and 2023, respectively.

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
7.    Prepayments and other current assets
Prepayments and other current assets consisted of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Prepayments to suppliers	210,819	300,890
Contract cost assets	192,848	104,309
Others	21,251	36,284
Prepayments and other current assets	424,918	441,483
A provision for RMB1,310 and nil was made for prepayments and other current assets as of December 31, 2022 and 2023, respectively.
8.    Long-term investments

	As of December 31,
	2022	2023
	RMB	RMB
Equity method investments	284,536	252,407
Equity securities	69,319	48,580
Total long-term investments	353,855	300,987
Equity method investments
The Group made several equity method investments during the years ended December 2021 and 2022, which included:
•On April 28, 2021, Hubei ECARX entered into an investment agreement with a related party, Zhejiang Geely Holding Group (“Geely Group”), to establish an investee, JICA in the PRC, in which the Group owns 50% equity interest. The Group contributed RMB200,000 in cash to the investment.As disclosed in Note 1(e), the Group’s equity interest in JICA increased to 70% and JICA became a subsidiary of the Group since June 30, 2023. The transaction was a combination between entities under common control; the financial information presented for prior years have been retrospectively adjusted accordingly.
•In May 2021, Hubei ECARX entered into a limited partnership agreement to subscribe 9.416% equity interest of Suzhou Chenling, a private equity fund which is focused on new energy and biotechnology industries, with the cash consideration of RMB200,000. The Group accounted for the investment in the limited partnership as equity method investment, as its investment is not deemed so minor that it can exert virtually no influence on the investee.
•In July 2021, ECARX HK entered into an investment agreement with Volvo Car Corporation (“Volvo Cars”), a related party, to establish a joint venture, HaleyTek AB, with cash consideration of SEK360,000 (equivalent to RMB269,813), in which the Group owns 40% equity interest. In December 2022, Volvo Cars and ECARX HK made additional investments in cash of SEK25,620 (equivalent to RMB17,478) and SEK17,080 (equivalent to RMB11,652), respectively, to HaleyTek AB. The investments were made in proportion to their equity interests of 60% and 40%.
•On July 26, 2021, the Group acquired 34.61% equity interest of SiEngine Technology Co., Ltd. (“SiEngine”) from the controlling shareholder of the Company, at the cash consideration of US$10,600 (equivalent to RMB68,967) plus the issuance of 9,882,082 Series B Redeemable Convertible Preferred Shares at the issuance price of

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
US$9.70 per share valuing US$95,800 (equivalent to RMB620,703). The Group initially recognized the investment at the carrying amount of the Company’s controlling shareholder, which was nil, as a transaction between entities under common control. The excess of consideration over the carrying amount of the equity investment was recorded as a deemed dividend in the amount of RMB689,670 to the controlling shareholder.
•On September 1, 2021, the Group sold 2% equity interest of a PRC subsidiary, Hubei Dongjun, at the cash consideration of RMB1,000. As a result of the transaction, the Group’s equity interest in the subsidiary decreased from 51% to 49% and the Group lost control over the subsidiary. On the date when the Group lost control in the subsidiary, the Group remeasured its retained equity interest at fair value of RMB24,500 and recorded a gain of RMB10,579 on deconsolidation. The Group accounts for the retained interest as an equity method investment.
•In January 2022, Suzhou Photon-Matrix, a majority-owned subsidiary of the Group, entered into financing agreements with third party investors, pursuant to which these investors contributed, in aggregate, RMB10,000 in cash in exchange for 3.45% of equity interests of Suzhou Photon-Matrix. As a result of the transaction, the Group’s equity interest in the subsidiary decreased from 50.92% to 49.17%, and the Group lost control in Suzhou Photon-Matrix. On the date the Group lost control in the subsidiary, the Group remeasured its retained equity interest in Suzhou Photon-Matrix at fair value of RMB64,000 using the backsolve method, a market approach. A gain of RMB71,974 was recorded on deconsolidation which was calculated as follows. The Group retains significant influence over the investment and accounts for it as an equity method investment.

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
•In February and March 2022, the Group provided cash in the amount of RMB28,500 to an equity method investment, Anhui Xinzhi Technology Co., Ltd. (“Anhui Xinzhi”) as financial support. The investment was derecognized as part of the Restructuring. Since then, Anhui Xinzhi has been a related party of the Group, which is disclosed in the Note 28.
In April 2022, as part of the Restructuring, the Group spun off three equity method investments, including the equity method investment in Suzhou Chenling to Hubei ECARX. See Note 1(c).

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
Summary of combined financial position for the investee companies as of December 31, 2022 and 2023 and the results of the operation for the years ended December 31, 2021, 2022 and 2023 is as follows:

	As of December 31,
	2022	2023
	RMB	RMB
Financial position:
Current assets	1,216,042	878,519
Non-current assets	999,573	1,093,602
Total assets	2,215,615	1,972,121
Current liabilities	942,899	1,043,703
Non-current liabilities	1,056,274	1,146,673
Total liabilities	1,999,173	2,190,376
Shareholders’ equity (deficit)	216,442	(218,255)
Total liabilities and shareholders’ equity (deficit)	2,215,615	1,972,121

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Results of operations:
Total revenues	711,800	1,134,152	1,290,126
Loss from operation	(482,095)	(636,240)	(795,354)
Net loss	(392,337)	(641,401)	(839,052)
Management evaluated whether there was other-than-temporary impairment based on the facts, including recent financing activities, projected and historical financial performance of the investees. No impairment loss was recognized for the years ended December 31, 2021, 2022 and 2023.
Equity securities
•Zenseact
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
No impairment loss was recognized for the years ended December 31, 2021 and 2022.

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
•Luminar
In May 2022, the Group entered into strategic investment agreements with Luminar Technologies, Inc., (“Luminar”) a Delaware corporation. Pursuant to the strategic investment agreement, Luminar was to fulfil the agreement obligation by electing on its sole discretion to (1) pay cash in the amount of US$15,000 to the Group, or (2) issue shares to the Group in the number equal to the quotient of US$15,000 divided by the volume-weighted average price of Luminar’s shares listed on Nasdaq for twenty (20) consecutive trading days immediately preceding the closing date of the Group’s merger with COVA, at the par value of US$0.0001 per share, provided that no fractional shares will be issued, upon the completion of the Group’s mergers with COVA. Pursuant to this agreement, upon the Group’s Merger with COVA, Luminar settled its obligation by issuing 2,030,374 shares to the Company worth US$12,588. The fair value of these shares decreased to US$10,050 (equivalent to RMB69,319) and US$6,842 (equivalent to RMB48,580) as of December 31, 2022 and 2023, respectively. The fair value change of US$2,538 (equivalent to RMB16,843) and US$3,208 (equivalent to RMB22,451) were recorded in the consolidated statements of comprehensive loss for the years ended December 31, 2022 and 2023, respectively.
9.    Property and equipment, net
Property and equipment, net, consisted of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Machinery and electronic equipment	180,264	197,777
Transportation vehicles	3,897	5,654
Office and other equipment	15,510	20,614
Leasehold improvements	43,440	44,747
Construction in progress	332	7,938
Property and equipment	243,443	276,730
Less: accumulated depreciation	(103,836)	(148,653)
Less: impairment provision	—	(7,292)
Property and equipment, net	139,607	120,785
Depreciation on property and equipment was allocated as follows:

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Cost of revenues	1,401	1,022	544
Selling, general and administrative expenses	26,834	31,931	29,914
Research and development expenses	15,038	17,574	23,501
Total depreciation	43,273	50,527	53,959
In the year ended December 31, 2023, an impairment loss of RMB7,292 was recognized for obsolete and damaged equipment, of which, RMB6,838 and RMB454 were included in research and development expenses and selling, general and administrative expenses, respectively. No impairment loss was recorded in the years ended December 31, 2021 and 2022.

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
10.    Intangible assets, net
Intangible assets, net consisted of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Software	103,509	121,950
Software license rights	—	143,725
Others	—	2,794
Intangible assets	103,509	268,469
Less: accumulated amortization	(58,648)	(86,183)
Less: impairment provision	—	(2,945)
Intangible assets, net	44,861	179,341
In November 2023, the Group entered into a licensing agreement with Hubei Xingji Meizu Group Co., Ltd., (“Xingji Meizu”), a related party. Pursuant to the licensing agreement, the Group obtained a non-exclusive license under certain software of Xingji Meizu to develop and sell these software worldwide for three years. The consideration is due by instalment in three years of RMB50,000 each year. The Group recognized RMB143,725 software license rights based on the present value of the consideration and amortized it over three years periods.
Amortization of intangible assets was allocated as follows:

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Cost of revenues	77	—	7,985
Selling, general and administrative expenses	6,721	9,987	10,047
Research and development expenses	15,089	14,045	13,808
Total amortization	21,887	24,032	31,840
Estimated amortization expenses relating to the existing intangible assets with finite lives for the next five years is as follows:

As of December 31,
RMB
2024	68,895
2025	62,511
2026	46,802
2027	811
2028	253
In the year ended December 31, 2023, an impairment loss of RMB2,945 was recognized for obsolete software, of which, RMB283 and RMB2,662 were included in research and development expenses and selling, general and administrative expenses, respectively. No impairment loss was recorded in the years ended December 31, 2021 and 2022.

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
11.    Short-term borrowings
Short-term borrowings consisted of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Unsecured bank loans	870,000	1,200,000
As of December 31, 2022, the Group’s short-term borrowings bear an interest rate of 4.30%, 4.35% and 4.38% per annum. As of December 31, 2023, the Group’s short-term borrowings bear interest rates of 3.80%, 3.90% and 4.00% per annum. As of December 31, 2022 and 2023, the Group had a total line of credit in the amount of RMB1,110,000 and RMB1,200,000, of which the unused portion was RMB140,000 and nil, respectively.
Short-term borrowings of RMB870,000 and RMB180,000 as of December 31, 2022 and 2023, respectively, were guaranteed by Hubei ECARX, which is a related party of the Group after the Restructuring as disclosed in the Note 1(c).
12.    Contract liabilities
Contract liabilities consisted of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Current liabilities – third parties	4,706	621
Current liabilities – related parties	316,667	207,017
Non-current liabilities – third parties	70	2
Non-current liabilities – related parties	282,080	133,993
Contract liabilities, current and non-current	603,523	341,633
Contract liabilities primarily relate to upfront non-refundable payments from the Group’s customers for the purchase of connectivity services and automotive computing platform products in advance of transfer of control of the products and services under the contract. Amounts that are expected to be recognized as revenues within one-year are included as current contract liabilities while the remaining balance recognized as non-current contract liabilities.
The amount of revenue recognized that was included in the contract liabilities balance at the beginning of the year was RMB159,371, RMB364,004 and RMB321,215 for the years ended December 31, 2021, 2022 and 2023, respectively.
As of December 31, 2022 and 2023, the aggregated amounts of the transaction price allocated to the remaining performance obligation under the Group’s existing contracts are RMB603,523 and RMB341,633, respectively.

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
As of December 31, 2023, revenue expected to be recognized in the future related to the unsatisfied performance obligations is as follows:

Year ending December 31,	Amount
2024	207,638
2025	96,651
2026	36,835
2027	322
2028	187
The Group has elected the practical expedient not to disclose the information about remaining performance obligations which are part of contracts that have an original duration of one year or less.
13.    Warrant liabilities
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
Since the number of shares to be issued upon the exercise of the Government Warrants cannot be determined until the exercise date, the settlement provision of the Government Warrants did not meet the fixed-for-fixed requirement; therefore, the warrants were classified as a liability measured at fair value with all changes recognized in the consolidated statement of comprehensive loss.Upon settlement in 2021, the backsolve method, a market approach, was utilized in estimating the Company’s equity value with reference to the Company’s equity transactions close to the settlement. Based on the estimated equity value, the option-pricing method was applied in equity allocation in determining the fair value of warrant liabilities, which involved a number of complex variables and subjective judgements not be observable in the market.
The warrant liability is measured at fair value using unobservable inputs and categorized in Level 3 of the fair value hierarchy. The tables below reflect the movement of the warrant liability for the year ended December 31, 2021:

	January 1, 2021 RMB	Addition RMB	Change in fair value included in losses RMB	Foreign exchange translation RMB	Settlement (Note 18) RMB	December 31, 2021 RMB
Liabilities
Warrant liabilities	80,270	—	111,299	—	(191,569)	—
ECARX Warrants in connection with the Merger
As is stated in Note 1(b), pursuant to the Closing of the Merger in December, 2022, COVA Public Shares and COVA Public Warrants ceased trading upon consummation of the Merger and were delisted from Nasdaq and deregistered under the Exchange Act. Concurrently, the Company issued 23,871,971 ECARX warrants, including 14,999,971 public warrants that the Company applied for listing on Nasdaq with the symbol “ECXWW” (“ECARX Public

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
Warrants”) and 8,872,000 private warrants (“ECARX Private Warrants”, collectively referred to as “ECARX Warrants”) to the then holders of COVA Public Warrants and COVA Private Warrants.
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

	As of December 31,
	2022	2023
Risk-free rate of return (%)	3.99%	3.93%
Volatility	6.99%	29.50%
Expected dividend yield	0.0%	0.0%
Expected term	5.0 years	4.0 years
Fair value of the underlying ordinary shares	US$7.99 (equivalent to RMB55.11)	US$3.16 (equivalent to RMB22.44)
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

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
The table below reflects the movement of ECARX Warrants for the years ended December 31, 2022 and 2023:

	January 1, 2022 RMB	Addition RMB	Loss/(gain) due to change in fair value RMB	Foreign exchange translation RMB	Settlement RMB	December 31, 2022 RMB
Liabilities
ECARX Public Warrants	—	8,277	1,991	78	—	10,346
ECARX Private Warrants	—	4,895	1,254	49	—	6,198
Total	—	13,172	3,245	127	—	16,544

	January 1, 2023 RMB	Addition RMB	Loss/(gain) due to change in fair value RMB	Foreign exchange translation RMB	Settlement RMB	December 31, 2023 RMB
Liabilities
ECARX Public Warrants	10,346	—	(7,349)	198	—	3,195
ECARX Private Warrants	6,198	—	(4,370)	118	—	1,946
Total	16,544	—	(11,719)	316	—	5,141
14.    Accrued expenses and other liabilities
Accrued expenses and other liabilities, current and non-current consisted of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Salaries and benefits payables	246,189	257,207
Taxes payable	103,067	101,487
Product warranties	61,432	41,924
Accrued costs of the Merger	136,756	54,984
Other payables and accrued charges*	237,690	158,938
Accrued expenses and other current liabilities	785,134	614,540
___________________________
*Other payables and accrued charges primarily include accrual for research and development expenses.
15.    Convertible notes payable to a related party
On May 13, 2022, the Company issued convertible notes due in 12 months following the issuance (the “Note”) with aggregate principal of US$10,000 (equivalent to RMB67,871) to one investor, which is a related party. The Note bore an interest rate of 5% per annum.
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
•An Event of Default refers to the occurrence of any of the events, including the Company’s breach of conversion obligations, the individual or aggregated amount of the Group’s subsidiaries’ indebtedness, indemnity or guarantee obligations in excess of US$100,000 (or an equivalent amount in any other currency), ECARX (Hubei) Tech's bankruptcy or involuntary proceeding after seeking liquidation, winding-up, reorganization;
•a Fundamental Change includes the change of control of the Company via any share exchange, consolidation or mergers or any similar transaction, any sale, lease or other transfer in one transaction or a series of transactions of all or substantially all of the Group’s consolidated assets, to any person outside of the Group, the liquidation or dissolution of the Company, and other events which prohibits listing of the Company.
Conversion of the Note is stipulated as below:
•In the event the Company consummates a public offering of Class A ordinary shares that is no more than six (6) months following the issuance date, the outstanding principal amount of the Note shall be mandatorily converted to Class A Ordinary Shares at the conversion price of (i) the lesser of (A) US$10.00 per share (assuming that the Company’s authorized shares will be subdivided based on the pre-money equity valuation in connection with an offering via mergers with a special purpose acquisition company to give each ordinary share of the Company a deemed value of US$10.00) and (B) the lowest per share price at which any Class A ordinary shares or ordinary shares of the Company are issued in any subscription by certain investors of the Company’s securities to be issued concurrently, if the offering is via mergers with a special purpose acquisition company; or (ii) the per share offering price in an IPO (the “Initial Conversion Price”). In the event the Company consummates a public offering of Class A ordinary shares that is more than six (6) months following the issuance date, the outstanding principal amount of the Note shall be mandatorily converted to Class A Ordinary Shares at the conversion price of 95% of the Initial Conversion Price.
•If the Company fails to consummate a public offering of Class A ordinary shares on or prior to the maturity date, the Note holder is entitled to deliver a written notice to the Company within ten (10) business days after the maturity date, electing to convert the Note, the outstanding principal amount of the Note shall be converted into such number of fully paid and non-assessable Series B Preferred Shares at the conversion price equal to the issuance price of the Series B Preferred Shares.
Upon the consummation of the Company’s merger with COVA, the Company issued 1,052,632 Class A Ordinary Shares to the noteholder as a result of the automatic conversion of the Note at a conversion price of $9.50 per share.
16.    Convertible notes payable
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
Pursuant to the Merger, all or any portion of the Investor Notes is convertible into fully paid and non-assessable ECARX Class A Ordinary Shares (the “Investor Note Conversion Shares”) at a conversion price equal to $11.50 per

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
share, subject to customary anti-dilution adjustments and certain limitations on the conversion right as described in the Investor Note.
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
The Company incurred issuance costs of US$1,225 which is presented on the balance sheet as a direct deduction from the Investor Notes. Investor Notes are classified as a long-term debt on balance sheet and measured at amortized cost; they do not meet the definition of a derivative; and not issued at a substantial premium or discount. None of the option features of the Investor Notes were determined to meet the definition of a derivative if they were a freestanding instrument as they do not permit net settlement, or, the feature was determined to be clearly and closely related to the debt host contract. The fair value of the Investor Notes is valued by independent valuer as at the reporting date.
The following is a summary of the Company’s convertible notes payable as of December 31, 2022. The fair value of the Investor Notes approximates its carrying value as of December 31, 2022.

	Principal amount	Unamortized debt issuance costs	Net carrying amount
	RMB	RMB	RMB
5% Investor Notes due on November 8, 2025	448,318	(8,449)	439,869
The following is a summary of the Company’s convertible notes payable and its fair value as of December 31, 2023.

				Fair value
	Principal amount	Unamortized debt issuance costs	Net carrying amount	Amount	Leveling
	RMB	RMB	RMB	RMB
5% Investor Notes due on November 8, 2025	461,494	(5,793)	455,701	396,884	Level 3
The fair value of the convertible notes payable was estimated using the binomial model with the key assumptions including risk-free rate of return, volatility, and bond yield.
17.    Leases
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
The following table summarizes the effect on the consolidated balance sheet as a result of adopting ASC Topic 842:

	As of December 31,	Adjustments due to adoption of ASC 842		As of January 1,
	2021			2022
	RMB	RMB		RMB
ASSETS
Prepayments and other current assets	247,411	(6,764)	(a)	240,647
Operating lease right-of-use assets	—	95,108	(b)	95,108

LIABILITIES
Operating lease liabilities, current	—	(42,094)	(c)	(42,094)
Operating lease liabilities, non-current	—	(46,250)	(c)	(46,250)
___________________________
(a)Represents prepaid rent reclassified to operating lease right-of-use assets.
(b)Represents operating lease right-of-use assets, which is made up of present value of operating lease payments, and the reclassification of prepaid rent from prepayments and other current assets.
(c)Represents the recognition of operating lease liabilities, current and non-current.
The Group considers various factors such as market conditions and the terms of any renewal options that may exist to determine whether it will renew or replace the lease. In the event the Group is reasonably certain to exercise the option to extend a lease, the Group will include the extended terms in the measurement of operating lease right-of-use asset and operating lease liability.
The following table provides information on the components of the operating leases included in the consolidated balance sheets as of December 31, 2022 and 2023:
The operating lease right-of-use assets and the amortization were as follows:

	As of December 31,
	2022	2023
	RMB	RMB

Operating lease right-of-use assets	141,627	172,643
Less: accumulated amortization	(41,975)	(47,438)
Total	99,652	125,205

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
The components of lease costs were as follows:

	Year ended December 31,
	2022	2023
	RMB	RMB

Operating lease costs	47,163	47,828
Short-term lease costs	4,234	3,675
Total	51,397	51,503
The lease cost was allocated as follows:

	Year ended December 31,
	2022	2023
	RMB	RMB
Selling, general and administrative expenses	20,359	28,272
Research and development expenses	31,038	23,231
Total	51,397	51,503

	As of December 31,
	2022	2023
Weighted average remaining lease term (years):
Operating leases	5.68	6.14

Weighted average discount rate:
Operating leases	6.70%	8.65%

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
Future minimum lease payments as of December 31, 2023, including rental payments for lease renewal options the Group is reasonably certain to exercise were as follows:

As of December 31,
2023
RMB
2024	35,632
2025	34,332
2026	24,028
2027	18,396
2028	18,396
2029 and thereafter	58,616
Total lease payments	189,400
Less imputed interest	(46,672)

Present value of lease liabilities	142,728
Operating lease liabilities, current	35,123
Operating lease liabilities, non-current	107,605
Supplemental cash flow information related to operating leases was as follows:

	Year ended December 31,
	2022	2023
	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows from operating leases	40,173	31,218

Right-of-use assets obtained in exchange for lease obligations
Operating leases	51,621	56,098

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
18.    Mezzanine equity
The activities of the Redeemable Convertible Preferred Shares for the years ended December 31, 2021, 2022, and 2023 consist of the following. All Preferred Shares were converted into ordinary shares as noted in the Recapitalization Note 1(b) and have been adjusted below to reflect the effect of Recapitalization:

	Series Angel Preferred Shares		Series A Preferred Shares			Series A+ Preferred Shares		Series A++ Preferred Shares		Series B Preferred Shares
	Shares	Carrying amount	Shares	Carrying amount	Subscription receivable	Shares	Carrying amount	Shares	Carrying amount	Shares	Carrying amount	Subscription receivable	Total
		RMB		RMB	RMB		RMB		RMB		RMB	RMB	RMB
Balance as of January 01, 2021	—	—	26,841,535	1,264,579	(1,032,104)	—	—	—	—	—	—	—	232,475
Issuance of preferred shares	6,016,207	273,519	—	—	—	29,361,157	1,331,641	8,546,916	452,241	17,615,165	1,104,188	(159,215)	3,002,374
Issuance cost	—	—	—	—	—	—	(10,000)	—	—	—	—	—	(10,000)
Re-designation of ordinary shares into Series A Preferred Shares	—	—	2,343,309	97,660	—	—	—	—	—	—	—	—	97,660
Subscription contributions from shareholders	—	—	—	—	1,032,104	—	—	—	—	—	—	—	1,032,104
Accretion of Redeemable Convertible Preferred Shares	—	13,655	—	99,161	—	—	79,336	—	23,005	—	28,407	—	243,564
Foreign currency translation adjustment	—	(3,589)	—	(32,087)	—	—	(14,306)	—	167	—	(15,278)	(177)	(65,270)
Balance as of December 31, 2021	6,016,207	283,585	29,184,844	1,429,313	—	29,361,157	1,386,671	8,546,916	475,413	17,615,165	1,117,317	(159,392)	4,532,907
Subscription contributions from shareholders	—	—	—	—	—	—	—	—	—	—	—	159,485	159,485
Accretion of Redeemable Convertible Preferred Shares	—	21,916	—	100,884	—	—	106,959	—	36,732	—	88,387	—	354,878
Foreign currency translation adjustment	—	26,949	—	135,409	—	—	131,767	—	45,179	—	106,268	(93)	445,479
Conversion of Preferred Shares to Ordinary Shares upon the completion of the IPO	(6,016,207)	(332,450)	(29,184,844)	(1,665,606)	—	(29,361,157)	(1,625,397)	(8,546,916)	(557,324)	(17,615,165)	(1,311,972)	—	(5,492,749)
Balance as of December 31, 2022 and 2023	—	—	—	—	—	—	—	—	—	—	—	—	—
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
In January, 2020, US$30,000 (equivalent to RMB206,422) of the consideration were received by the Company and RMB1,032,104 of refundable deposits for 22,367,946 Series A Preferred Shares were received by Hubei ECARX.
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
The rights, preferences and privileges of all tranches of preferred shares are as follows:
Redemption Rights
The investors of Preferred Shares have the right to require the Company to redeem their investments, at any time upon the earlier occurrence of:
•the failure by the Company to complete a qualified IPO on or before January 16, 2027;
•any material breach as defined in the Preferred Shares agreement by the Company, which has not been cured within thirty (30) days after being requested by relevant Preferred Shares holder;
•any material illegal act by the Group or by any direct or indirect owners of the ordinary shares of any of their respective representations which has not been cured within thirty (30) days after being requested by relevant Preferred Shares holder;
•the Group fails to retain or renew any indispensable approval or license in connection with the principal business or the revocation of any aforesaid approval or license by any governmental authority, or any principal business is prohibited or imposed of material restrictions by applicable jurisdiction laws.
•upon the Company’s failure to nominate and appoint a successor of Mr. Ziyu Shen recognized as proper and competent by at least two thirds (2/3) of the investor directors, within thirty (30) days after the resignation of Mr. Ziyu Shen from the Group Companies, or the dismissal of Mr. Ziyu Shen by the Group Companies due to any material breach of the transaction documents (as confirmed by the judgment of a competent court or the decision of a competent arbitration institution) or any other conducts that are detrimental to the benefits and interests of the Company.
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
19.    Non-controlling interests
(a)Non-redeemable non-controlling interests
In May 2021, Hubei ECARX and a third party established Suzhou Photon-Matrix, in which Hubei ECARX held 60% equity interest in exchange for total cash contribution of RMB6,000 and the non-controlling interest holder held 40% equity interest with a total cash consideration of RMB4,000, of which, RMB2,000 has not been received as of December 31, 2021.
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
In January 2022, the Group lost control in Suzhou Photon-Matrix, following its capital transactions with other shareholders as a consequence of which the Group’s ownership interest reduced to 49.17%. The carrying amount of relevant non-redeemable non-controlling interests in the amount of RMB 7,178 was derecognized upon deconsolidation.
In June 30, 2023, as a result of the combination between entities under common control stated in the Note 1(e), the Group owns a controlling interest of 70% in JICA. The remaining 30% equity interest in JICA was recorded as non-redeemable non-controlling interests.
(b)Redeemable non-controlling interests
In October 2021, Suzhou Photon-Matrix entered into financing agreements with third party investors, pursuant to which these investors contributed RMB30,000 in cash in exchange for 10.71% of equity interests of Suzhou Photon-Matrix. These investors have the right to request Suzhou Photon-Matrix to redeem all of the equity interest they hold if Suzhou Photon-Matrix does not achieve a qualified IPO within 7 years after their investment, at a redemption price of RMB30,000 plus 10% interest per annum.
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
In January 2022, Suzhou Photon-Matrix entered into financing agreements with third party investors, pursuant to which these investors in aggregate contributed RMB10,000 in cash in exchange for 3.45% of equity interests of Suzhou Photon-Matrix. These investors have the right to request Suzhou Photon-Matrix to redeem all of the equity interest they hold if Suzhou Photon-Matrix does not achieve a qualified IPO within 7 years after their investment, at a redemption price of RMB10,000 plus 10% interest per annum.
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
During the years ended December 31, 2022 and 2023, changes of redeemable non-controlling interests were as follows:

RMB
Balance as of January 1, 2022	30,500
Add: Capital contribution	10,000
Less: Comprehensive loss	(464)
Add: Accretion of redeemable non-controlling interests	714
Less: Deconsolidation of Suzhou Photon-Matrix	(40,750)
Balance as of December 31, 2022 and 2023	—
20.    Ordinary Shares
On December 20, 2021, four members from the Group’s management, who are also the ordinary shareholders of the Group, voluntarily sold 5,010,420 ordinary shares in total back to the Group at par value at US$0.000005 per share. Such ordinary shares were transferred to the Group for 2019 RSU Plan which was modified in December 2021 to attract more talent (see Note 21). The repurchased ordinary shares were accounted for as treasury shares by the Group. As the shares were repurchased for purposes other than retirement, the cost of those shares, in the amount less than RMB1, which is the cash consideration the Group paid to the four ordinary shareholders, is presented as treasury shares in the consolidated balance sheet as of December 31, 2021. As noted in Note 1(b), following the Merger, the Company’s Articles were amended. As such, the shares and corresponding capital amounts and earnings per share prior to the Merger have been retroactively recast.
The new authorized shares of the Company is US$50,000 divided into 10,000,000,000 shares comprising of (i) 8,000,000,000 Class A Ordinary Shares with par value of US$0.000005 each, (ii) 1,000,000,000 Class B Ordinary Shares with par value of US$0.000005 each, and (iii) 1,000,000,000 shares with par value of US$0.000005 each of such class or classes (however designated) as the Board of Directors may determine in accordance with the Articles. The numbers of shares issued and outstanding as of December 31, 2022 were 288,434,474 Class A Ordinary Shares and 48,960,916 Class B Ordinary Shares.
As noted in Note 21, in 2023, the Company issued 554,575 Class A Ordinary Shares for the 2022 Share Incentive Plan. The numbers of shares outstanding as of December 31, 2023 were 288,989,049 Class A Ordinary Shares and 48,960,916 Class B Ordinary Shares.
21.    Share based compensation
(a) Restricted Share Unit ("RSU")
2019 RSU Plan
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

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
The RSUs vest following the three approaches, pursuant to the share award agreements which were entered into between the Group and the grantees:
•50% of the RSUs shall vest upon a qualified IPO; the other 50% has a requisite service condition of 5 years from the service commencement date with the Group; while upon the achievement of a qualified IPO, all unvested RSUs become immediately vested.
•Before a qualified IPO is achieved, the grantees are entitled to vest 50% of the RSUs when they complete five-year continuous service with the Group; upon a qualified IPO, the employees are entitled to cumulatively vest 20% of the total grants for every twelve-month service period since their employment commencement; and, after the completion of a qualified IPO, the grantees could continue to vest 20% of the total grants for every twelve-month service period since their service commencement. Upon employment termination, any remaining unvested portion shall be forfeited.
•For those RSUs granted to non-employees in exchange for technical and strategic consultancy services over the service period of 60 months, the RSUs shall vest immediately upon the completion of a qualified IPO.
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
Pursuant to the 2019 RSU Plan, between January and September 2022, the Company granted an aggregate number of 6,680,560 RSUs to employees, at a weighted average exercise price of US$0.56 per RSU. The RSUs vest under one of the following two approaches:
•20% of the grants vest every twelve-month service period since the service commencement of the employees.
•Half of the RSUs vest on April 1, 2022, and the remaining 50% of the RSUs vest on a monthly basis over thirty-six (36) months from May 2022.
On August 20, 2022, the Company approved the modification to change the exercise price of aggregated 1,431,549 RSUs granted to certain employees under 2019 RSU Plan. The RSUs were granted on March 31, 2021 and January 30, 2022 at a weighted average exercise price of US$2.96 per RSU. After the modification, the exercise price was changed to US$0.32 per RSU. The Company accounted for the modification as a Type I (probable to probable) modification, which refers to the modification that does not change the expectation that the awards will ultimately vest. The Company calculated incremental compensation cost for such awards based on their fair value before and after the modification. Upon the modification, incremental compensation cost of US$750 (equivalent to RMB4,976) was recognized immediately for the vested RSUs and US$2,999 (equivalent to RMB19,904) were to be recognized between 3.3 years and 3.5 years.
On October 31, 2022, the Company approved the modification to change the vesting condition of aggregated 4,771,828 RSUs granted in January 2022 under 2019 RSU Plan. At the date of the modification, the unvested 1,988,262 RSUs which were to vest on a monthly basis over 30 months from November 2022 following the original vesting schedule were modified to vest immediately on October 31, 2022. The Company accounted for the modification as a Type III (not probable to probable) modification, which represents the modification of the awards that were not expected to vest under the original vesting conditions at the date of the modification. The Group recorded

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
an additional compensation cost as the fair value of the modified awards at the amount of US$17,993 (equivalent to RMB119,408).
On January 31, 2023, the Company approved a new modification plan to change the vesting condition of aggregated 1,789,437 RSUs granted under the 2019 RSU Plan. After this modification, 20%, 50% and 30% of the RSUs vest over three years for each year of service provided. The Company accounted for the modification as a Type I (probable to probable) modification, which refers to the modification that does not change the expectation that the awards will ultimately vest. The Company calculated incremental compensation cost of the modification as the excess of the fair value of the modified awards over the fair value of the original awards immediately before its terms were modified at the modification date. Total incremental compensation cost was US$557 (equivalent to RMB3,898), of which US$206 (equivalent to RMB1,442) was recognized immediately for the vested RSUs at the modification date, while the remaining incremental compensation cost along with unrecognized compensation cost remaining from the unvested RSUs, was recognized over the remaining requisite service period.
On April 30, 2023, the Company approved the modification to change the exercise price of aggregated 1,073,662 RSUs granted to certain employees under the 2019 RSU Plan. The RSUs were granted on November 30, 2021 and January 30, 2022 at a weighted average exercise price of US$1.96 per RSU. After the modification, the exercise price was changed to US$0.32 per RSU. The Company accounted for the modification as a Type I (probable-to-probable) modification, the cumulative amount of compensation cost that should be recognized is the original grant date fair value of the award plus any incremental fair value resulting from the modification, which is measured as the excess of the fair value of the modified award over the fair value of the original award immediately before the terms are modified. Total incremental compensation cost was US$1,474 (equivalent to RMB10,316).
On June 29, 2023, the Company approved a new modification plan to change the vesting condition of aggregated 1,312,253 RSUs granted under the 2019 RSU Plan. After this modification, the RSUs vest under one of the following two approaches: 20%, 50% and 30% or 20%, 20% and 60% of the RSUs over three years for each year of service provided. The Company accounted for the modification as a Type I (probable to probable) modification. Total incremental compensation cost was US$318 (equivalent to RMB2,226), of which US$76 (equivalent to RMB532) was recognized immediately for the vested RSUs at the modification date, while the remaining incremental compensation cost along with unrecognized compensation cost remaining from the unvested RSUs, was recognized over the remaining requisite service period.
Pursuant to the 2019 RSU Plan, in June and September 2023, the Company granted an aggregate number of 4,342,364 RSUs to employees, at a weighted average exercise price of US$2.19 per RSU. The RSUs vest under one of the following four approaches:
•20% of the grants vest every twelve-month service period since the service commencement date of the employees.
•50%, 30%, 20% of the grants vest every twelve-month service period since the service commencement date of the employees.
•25% of the grants vest every twelve-month service period since the service commencement date of the employees.
•40%, 30%, 30% of the grants vest every twelve-month service period since the service commencement date of the employees.

2022 Share Incentive Plan
In December 2022, the Company’s Board of Directors approved a share award plan (the “2022 Share Incentive Plan”) for the granting of options, restricted shares, restricted share units or other equity incentive awards (collectively

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
referred to as the ‘‘Awards’’), to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of the Company’s business.
In December 2023, the Company granted an aggregated number of 460,671 RSUs to an employee and a director, which were immediately fully vested upon the grants and these RSUs had been fully exercised as of December 31, 2023.

The following table summarizes activities of the Company’s RSUs for the years ended December 31, 2022 and 2023:

	Number of RSUs	Weighted Average Exercise Price	Weighted Average Fair value at grant date	Weighted remaining contractual years	Aggregate intrinsic value
		US$	US$
Outstanding at January 1, 2022	18,995,595	0.23	5.10	—	—
Granted (new RSUs)	6,680,560	0.56	6.92	—	—
Granted (replacement RSUs)	3,419,811	0.13	1.47	—	—
Forfeited	(1,244,394)	0.54	4.97	—	—
Replaced	(3,419,811)	1.24	1.47	—	—
Outstanding at December 31, 2022	24,431,761	0.15	5.60	—	—
Granted (new RSUs)	4,803,035	1.98	1.65	—	—
Granted (replacement RSUs)	4,175,352	0.21	4.88	—	—
Forfeited	(1,336,110)	0.29	5.13	—	—
Replaced	(4,175,352)	0.63	4.11	—	—
Exercised	(12,864,832)	0.05	—	—	—
Outstanding at December 31, 2023	15,033,854	0.69	4.91	—	—
Vested and expected to vest as of December 31, 2023	15,033,854	0.69	4.91	8.66	60,132
Exercisable as of December 31, 2023	13,571,754	0.42	5.36	8.53	60,959
Total intrinsic value of options exercised was RMB56,876 for the year ended December 31, 2023.
The fair value of the RSUs granted in 2021, 2022 and 2023 under the 2019 RSU Plan was estimated using the binomial model with the following assumptions used:

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)

	Year ended December 31,
	2021	2022	2023
Risk-free rate of return	0.35% – 2.70%	1.61% - 4.12%	2.65% - 4.25%
Volatility	41.13% – 50.60%	44.15% - 48.12%	44.58% - 44.73%
Expected dividend yield	0.0%	0.0%	0.0%
Fair value of underlying ordinary share	US$4.26-US$7.45 (equivalent to RMB27.97-RMB47.51)	US$7.57-US$9.05 (equivalent to RMB48.29-RMB64.98)	US$3.68 - US$6.91 (equivalent to RMB26.46-RMB49.90)
Expected terms	10 years	10 years	10 years
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
The fair value of the RSUs granted in 2023 under 2022 Share Incentive Plan is estimated using the closing price as of the grant dates of listed trading price of the Company.
The Group recognized share-based compensation expense of US$19,505 (equivalent to RMB129,444) relating to the RSUs vested upon the completion of its Merger with COVA in 2022.
Compensation expense recognized for RSUs for the years ended December 31, 2021, 2022 and 2023 is allocated as follows:

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Research and development expenses	80,872	42,986	26,590
Selling, general and administrative expenses	76,085	481,567	139,340
Cost of revenues	6,524	—	—
Total	163,481	524,553	165,930
In addition to the share-based expenses from the vested RSUs during the years ended December 31, 2021, 2022 and 2023, share-based expenses of RMB16,452, nil and nil were recorded, respectively, due to the redesignation from ordinary shares to preferred shares (see Note 18).
As of December 31, 2023, US$11,201 (equivalent to RMB78,391) of total unrecognized compensation expense related to the RSUs is expected to be recognized over a weighted-average period of 1.0 year. The unrecognized compensation cost may be adjusted for actual forfeitures occurring in the future.
(b) Options
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
Pursuant to the 2021 Option Plan, in January 2023, the Company granted 63,464 share options to certain employees at an exercise price of US$9.70 per option. The grantees are entitled to cumulative vesting of 25% of the total grants for every twelve-month service period since their employment commencement.

2022 Share Incentive Plan

In December 2023, the Company granted an aggregated number of 93,904 share options to directors as fully vested on the date of grant.
The following table summarizes activities of the options for the years ended December 31, 2022 and 2023:

	Number of options	Weighted Average Exercise Price	Weighted Average Fair value at grant date	Weighted remaining contractual years	Aggregate intrinsic value
		US$	US$
Outstanding at January 1, 2022	13,281,043	9.70	2.92
Granted	2,354,744	9.70	3.39
Forfeited	(2,782,423)	9.70	2.31
Outstanding at December 31, 2022	12,853,364	9.70	3.14
Granted	157,368	4.21	3.12
Forfeited	(1,750,014)	9.70	3.32
Outstanding at December 31, 2023	11,260,718	9.62	3.11
Vested and expected to vest as of December 31, 2023	11,260,718	9.62	3.11	7.73	—
Exercisable as of December 31, 2023	8,815,574	9.60	2.94	7.72	—
The fair value of the options granted in 2021, 2022 and 2023 was estimated using the binomial model with the following assumptions used:

	Year ended December 31,
	2021	2022	2023
Risk-free rate of return	1.20% – 1.65%	1.63% – 3.83%	3.79% – 3.88%
Volatility	44.03% – 44.47%	44.18% – 45.07%	44.37% – 44.95%
Expected dividend yield	0.0%	0.0%	0.0%
Fair value of underlying ordinary share	US$6.99 – US$7.55	US$7.57 – US$9.30	US$3.16 – US$8.02
Expected terms	10 years	10 years	10 years
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
Compensation expense recognized for options for the years ended December 31, 2022 and 2023 is allocated as follows.

	Year ended December 31,
	2022	2023
	RMB	RMB
Research and development expenses	93,824	1,205
Selling, general and administrative expenses	107,274	6,890
Total	201,098	8,095
As of December 31, 2023, US$1,808 (equivalent to RMB12,653) of total unrecognized compensation expense related to the options is expected to be recognized over a weighted-average period of 1.67 years. The unrecognized compensation cost may be adjusted for actual forfeitures occurring in the future.
22.    Revenue information
Revenues are disaggregated as follow:
Major products/services lines:

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Sales of goods revenues	1,983,817	2,433,964	3,311,507
Automotive computing platform	1,423,548	1,690,569	2,733,964
SoC Core Modules	333,421	660,554	496,939
Automotive merchandise and other products	226,848	82,841	80,604
Software license revenues	261,265	404,469	444,830
Service revenues	533,981	723,561	909,810
Automotive computing Platform – Design and development service	306,358	468,770	677,651
Connectivity service	188,349	212,738	189,540
Other services	39,274	42,053	42,619
Total revenues	2,779,063	3,561,994	4,666,147

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
Timing of revenue recognition:

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Point in time	2,590,714	3,349,256	4,476,607
Over time	188,349	212,738	189,540
Total revenues	2,779,063	3,561,994	4,666,147
For the years ended December 31, 2021, 2022 and 2023, 97.1%, 98.1% and 98.9% of the Group’s revenues were generated in the PRC.

23.    Other non-operating (expenses) income
Other non-operating (expenses) income consisted of the following:

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Change in fair value of an equity security (Note 8)	—	(16,843)	(22,451)
Gains on sale of an equity security (Note 8)	—	59,728	—
Gains on deconsolidation of a subsidiary (Note 8)	10,579	71,974	—
Change in fair value of warrant liabilities (Note 13)	(111,299)	(3,245)	11,719
Government grants	34,507	59,393	11,844
Foreign currency exchange gains (losses), net	18,315	(18,216)	(10,349)
Total other non-operating (expenses) income	(47,898)	152,791	(9,237)
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
Hong Kong
Under the current Hong Kong Inland Revenue Ordinance, ECARX HK is subject to Hong Kong profits tax at a rate of 16.5%. A Two-tiered Profits Tax rates regime was introduced since year 2018 where the first HK$2,000 of assessable

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
profits earned by a company will be taxed at half the current tax rate 8.25% whilst the remaining profits will continue to be taxed at 16.5%. Additionally, upon payments of dividends to the shareholders, no Hong Kong withholding tax will be imposed.
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

In December 2023, ECARX (Hubei) Tech received the HNTE certificate from the Hubei provincial government. This certificate entitled ECARX (Hubei) Tech to benefit from a preferential income tax rate of 15% for a period of three years from 2023 to 2025 if all the criteria for HNTE status is satisfied in the relevant year.
The components of income / (loss) before income taxes are as follows:

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
The Cayman Islands	(4,811)	(57,261)	(53,587)
British Virgin Islands	—	(2)	18,832
Hong Kong S.A.R	(53,347)	(27,262)	(17,343)
Sweden	(310)	7,015	13,969
United Kingdom	(11,164)	(348,872)	(246,423)
Americas	—	—	(26,109)
Germany	—	—	(13,291)
The PRC, excluding Hong Kong S.A.R.	(1,100,265)	(1,151,699)	(694,871)
Total	(1,169,897)	(1,578,081)	(1,018,823)
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
The Company’s subsidiaries and VIEs located in the PRC were in accumulated loss status as of December 31, 2021, 2022 and 2023. Accordingly, no deferred tax liability had been accrued for the Chinese dividend withholding taxes as of December 31, 2022 and 2023.
The Group does not file combined or consolidated tax returns, therefore, losses from individual subsidiaries or the VIEs may not be used to offset other subsidiaries’ or the VIEs’ earnings within the Group.

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
(a)Income taxes (expense) benefit
Income tax (expense) benefit recognized in the consolidated statements of comprehensive loss consisted of the following:

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Current income tax (expense) benefit	(6,861)	(29,065)	3,529
Deferred income tax expense	—	—	114
Total income tax (expense) benefit	(6,861)	(29,065)	3,643
(b)Tax reconciliation
Reconciliation of the differences between PRC statutory income tax rate and the Group’s effective income tax rates for the years ended December 31, 2021, 2022, and 2023 are as follows:

	Year ended December 31,
	2021	2022	2023
Computed expected income tax benefit	(25)%	(25)%	(25)%
Effect of preferential tax rate	10%	(17)%	4%
Effect of different tax jurisdiction	(1)%	2%	2%
Change in tax rate	—%	—%	18%
Prior year return-to-provision true up	—%	—%	(2)%
Non-deductible expenses	5%	40%	4%
Research and development expenses additional deduction	(6)%	(5)%	(6)%
Change in valuation allowance	17%	7%	5%
Actual income tax expense	—%	2%	—%
According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB100. In the case of transfer pricing issues, the statute of limitation is 10 years. There is no statute of limitation in the case of tax evasion. The income tax returns of the Company’s PRC subsidiary and the VIEs for the years from 2018 to 2023 are open to examination by the PRC tax authorities.

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
(c)Deferred taxes
The principal components of the deferred tax assets and liabilities are as follows:

	As of December 31,
	2022	2023
	RMB	RMB
Deferred tax assets:
Inventories	7,654	3,006
Allowance for doubtful accounts	2,049	2,089
Intangible assets	268,381	218,328
Property and equipment	—	1,093
Contract cost assets	—	6,966
Accrued product warranties	23,037	19,883
Accrued salaries and benefits	10,961	2,360
Accrued expenses and other liabilities	14,494	20,340
Unrealized investment loss of equity method investments	7,326	—
Donation	503	302
Government grants	—	12,198
Operating lease liabilities	22,781	26,634
Net operating loss carryforwards	201,812	303,198
Total deferred tax assets	558,998	616,397
Less: valuation allowance	(537,172)	(582,644)
Deferred tax assets, net of valuation allowance	21,826	33,753

Deferred tax liabilities:
Operating lease right-of-use assets	(21,826)	(23,904)
Property and equipment	—	(1,580)
Unrealized investment gain of equity method investments	—	(8,151)
Total deferred tax liabilities	(21,826)	(33,635)
Net deferred tax assets	—	118
The following table presents the movement of the valuation allowance for the deferred tax assets:

	As of December 31,
	2021	2022	2023
	RMB	RMB	RMB
Balance as of January 1,	362,371	550,520	537,172
Increase during the year	188,149	121,245	45,472
Reversal of net operating loss carryforwards due to the Restructuring	—	(134,593)	—
Balance as of December 31	550,520	537,172	582,644
Net deferred tax assets are included in other non-current assets – third parties on consolidated balance sheets.

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
Net operating loss carryforwards of the Company’s subsidiaries and VIEs in jurisdictions other than the PRC do not expire. As of December 31, 2022 and 2023, the balance of net operating loss carryforwards of the Company’s subsidiaries and VIEs in jurisdictions other than the PRC amounted to RMB87,051 and RMB302,595, respectively.
As of December 31, 2023, the net operating loss carryforwards by the PRC companies will expire during the period from year 2026 to year 2033, if unused by the following year-end:

Year ending December 31,	Amount
RMB
2026	7,450
2027	145,626
2028	112,976
2031	668
2032	571,961
2033	601,622
Total	1,440,303
The recoverability of these net operating loss carryforwards is evaluated by assessing the adequacy of future expected taxable income from all sources, including reversal of taxable temporary differences, forecasted operating earnings and available tax planning strategies. To the extent the Company does not consider it more-likely-than-not that a deferred tax asset will be recovered, a valuation allowance is generally established. To the extent that a valuation allowance was established, and it is subsequently determined that it is more-likely-than-not that the deferred tax assets will be recovered, the change in the valuation allowance is recognized in the consolidated statements of comprehensive loss.
As of December 31, 2023, the valuation allowances were related to the deferred income tax assets of subsidiaries of the Company which were in loss position. These entities were in a cumulative loss position, which is a significant negative indicator to overcome that sufficient income will be generated over the periods in which the deferred income tax assets are deductible or utilized. Management considers the scheduled reversal of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment.
25.    Loss per share
Basic and diluted net loss per share for the years ended December 2021, 2022 and 2023 have been calculated as follows:

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Numerator:
Net loss attributable to ECARX Holdings Inc.	(1,175,261)	(1,564,878)	(940,191)
Accretion of Redeemable Convertible Preferred Shares	(243,564)	(354,878)	—
Numerator for basic and diluted net loss per share calculation	(1,418,825)	(1,919,756)	(940,191)

Denominator:
Weighted average number of ordinary shares – basic and diluted	236,691,093	239,296,386	337,407,225
Net loss per share attributable to ordinary shareholders
— Basic and diluted	(5.99)	(8.02)	(2.79)

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
For the purposes of calculating loss per share for the years ended December 31, 2021, 2022 and 2023, the weighted average number of ordinary shares outstanding used in the calculation has been retrospectively adjusted to reflect the issuance of Class A and Class B ordinary shares in connection with the Recapitalization (see Note 1(b)), as if the Reorganization had occurred at the beginning of the earliest period presented.
The potentially dilutive instruments that have not been included in the calculation of diluted loss per share as their inclusion would be anti-dilutive are as follows:

	Year ended December 31,
	2021	2022	2023
Redeemable convertible preferred shares	90,724,289	—	—
Warrants	—	23,871,971	23,871,971
Options	—	12,853,364	11,260,718
Convertible notes	—	5,652,174	5,652,174
For the year ended 2021 and the period between January 1, 2022 to the completion of the Company’s Merger with COVA, the outstanding share options are not included in the calculation of diluted loss per share, as the issuance of such awards was contingent upon a qualified IPO, which was not satisfied as of each period end.

26.    Risks and Concentration
Concentration of credit risk
Financial instruments that potentially expose the Group to concentrations of credit risk consist principally of cash, restricted cash, short-term investments, accounts receivables, notes receivable, amounts due from related parties and other non-current assets.
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
Concentration of customers and suppliers
The Group currently has a concentrated customer base with a limited number of key customers, particularly Geely Group and its subsidiaries. Geely Group and its subsidiaries represents 92.1% and 87.9% of the Group’s accounts receivable - related parties, net, as of December 31, 2022 and 2023, respectively. During the years ended December 31, 2021, 2022 and 2023, Geely Group and its subsidiaries contributed 70.4%, 67.0% and 78.9% of the Group’s total revenues, respectively, which excluded the sales of SoC core modules or software licenses by the Group to its third-party customers that were integrated into infotainment and cockpit products and sold by such third-party customers to Geely Group and its subsidiaries.

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
The following table summarizes customers with greater than 10.0% of the accounts receivable - third parties, net:

	As of December 31,
	2022	2023
Customer A, a third party	48.9%	42.0%
Customer B, a third party	30.4%	Less than 10.0%
Customer C, a third party	Less than 10.0%	28.6%
Customer D, a third party	Less than 10.0%	15.1%
Customers contributed more than 10.0% of total revenues are as follows:

	Year Ended December 31,
	2021	2022	2023
Geely Group and its subsidiaries	70.4%	67.0%	78.9%
Customer A, a third party	Less than 10.0%	12.6%	Less than 10.0%
Customer B, a third party	Less than 10.0%	12.5%	Less than 10.0%
The following table summarizes suppliers with greater than 10.0% of the accounts payable:

	As of December 31,
	2022	2023
Supplier A, a third party	19.1%	12.7%
Supplier B, a third party	19.0%	16.0%
Supplier C, a third party	10.9%	23.1%
Suppliers accounting for more than 10.0% of total purchases are as follows:

	Year Ended December 31,
	2021	2022	2023
Supplier D, a third party	23.6%	Less than 10.0%	Less than 10.0%
Supplier B, a third party	Less than 10.0%	17.4%	20.4%
Supplier A, a third party	Less than 10.0%	12.7%	12.2%
Supplier C, a third party	Less than 10.0%	Less than 10.0%	15.5%
27.    Commitments and contingencies
Purchase commitments
As of December 31, 2023, the Group has future minimum purchase commitment related to the purchase of research and development services. Total purchase obligations contracted but not yet reflected in the consolidated financial statements as of December 31, 2023 were as follows:

	Total	Less than one year	1-2 Years	2-3 Years	3-5 Years	Over 5 Years
	RMB	RMB	RMB	RMB	RMB	RMB
Purchase commitments	85,354	72,021	6,667	6,667	—	—

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
Capital commitments
Total capital expenditures contracted but not yet reflected in the consolidated financial statements as of December 31, 2023 were as follows:

	Total	Less than one year	1-2 Years	2-3 Years	3-5 Years	Over 5 Years
	RMB	RMB	RMB	RMB	RMB	RMB
Capital commitments	39,504	38,502	1,002	—	—	—
Investment commitment
The investment commitment represents the Group's investment in a joint venture with smart Automobile Co., Ltd. and total investment commitment contracted but not yet reflected in the consolidated financial statements as of December 31, 2023 was as follows:

	Total	Less than one year	1–2 Years	2–3 Years	3–5 Years	Over 5 Years
	RMB	RMB	RMB	RMB	RMB	RMB
Investment commitment	49,000	49,000	—	—	—	—

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
28.    Related party balances and transactions
(a)Related Parties

Names of the major related parties	Nature of relationship
Zhejiang Geely Holding Group (“Geely Group”) and its subsidiaries	Entity controlled by the controlling shareholder of the Company
Proton Holdings Berhad and its subsidiaries	Entity that the controlling shareholder of the Company has significant influence
Anhui Xinzhi Technology Co., Ltd.	Entity controlled by the controlling shareholder of the Company
Zhejiang Huanfu Technology Co., Ltd., (“Zhejiang Huanfu”, formerly known as Zhejiang Yikatong Technology Co., Ltd.,”Zhejiang Yikatong”)	Entity controlled by the controlling shareholder of the Company
Xi’an Liansheng Intelligent Technology Co., Ltd.	Entity controlled by the controlling shareholder of the Company
Hubei Xingji Meizu Group Co., Ltd. (formerly known as Hubei Yuanshidai Technology Co., Ltd.)	Entity controlled by the controlling shareholder of the Company
Hubei Xingji Meizu Technology Co., Ltd (formerly known as Hubei Xingji Times Technology Co., Ltd.)	Entity controlled by the controlling shareholder of the Company
Hubei ECARX Technology Co., Ltd (“Hubei ECARX”)	Entity controlled by the controlling shareholder of the Company
Arteus Group Limited (“Arteus”)	Entity controlled by the controlling shareholder of the Company
DreamSmart Technology Pte. Ltd. (“DreamSmart”) and its subsidiaries	Entity controlled by the controlling shareholder of the Company
SiEngine Technology Co., Ltd. (“SiEngine”)	Entity which is under significant influence of the Company
Hubei Dongjun Automotive Electronic Technology Co., Ltd. and its subsidiary	Entity which is under significant influence of the Company
Suzhou Photon-Matrix Optoelectronics Technology Co., Ltd	Entity which is under significant influence of the Company
HaleyTek AB	Entity which is under significant influence of the Company

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
(b)Significant transactions with related parties, except transactions disclosed elsewhere in these consolidated financial statements:

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Revenues(i):
Sales of goods revenues	1,466,340	1,663,076	2,715,136
Automotive computing platform	1,410,566	1,651,512	2,687,892
SoC Core Modules	—	77	410
Automotive merchandise and other products	55,774	11,487	26,834
Software license revenues	24,788	133,450	293,159
Service revenues	532,625	721,206	894,396
Automotive computing platform – Design and development service	306,027	466,747	668,802
Connectivity service	187,781	212,406	189,293
Other services	38,817	42,053	36,301
Total	2,023,753	2,517,732	3,902,691

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Purchase of products and services (ii)	293,552	677,775	602,838
Rental of office space, and administrative services (iii)	1,093	6,395	4,621
Other income (x)	—	22,846	7,078
Interest income on loans due from related parties (iv)	717	9,069	15,955
Interest expense on borrowings due to related parties (vi)	131	12,215	12,163
Loans to related parties (iv)	28,850	57,260	214,000
Repayment received of loans to related parties (iv)	—	29,360	214,000
Advances to Zhejiang Huanfu (iv)	19,806	—	—
Collection of advances to Zhejiang Huanfu (iv)	90,155	—	—
Repayment of borrowings from related parties (vi)	65,152	700,000	300,000
Borrowings from related parties (vi)	45,152	700,000	300,000
Transfer of property and equipment to Zhejiang Huanfu (vii)	707	1,604	—
Financial support to Anhui Xinzhi (ix)	—	28,500	—
Acquisition of software license rights (xi)	—	—	150,000

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
(c)Balances with related parties:

	As of December 31,
	2022	2023
	RMB	RMB
Accounts receivable – related parties, net (i)	835,320	1,545,752
Amounts due from related parties (ii)(iv)(v)	911,729	74,122
Other non-current assets – related parties (viii)	213,695	224,349
Accounts payable – related parties (ii) (xi)	241,773	278,750
Amounts due to related parties (iii)(vi)	42,843	35,664
Other non-current liabilities– related parties (xi)	—	44,519
___________________________
(i)The Group sold automotive computing platform products and provided related technology development services, merchandise and other products, connectivity service, software licenses and other consulting services to a number of related parties. Accounts receivable, net due from related parties arising from sales of products and provision of services were RMB835,320 and RMB1,545,752 as of December 31, 2022 and 2023, respectively. The balance as of December 31, 2022 was fully received in 2023. Of the balance as of December 31, 2023, RMB917,709 was subsequently received by February 2024.
(ii)The Group purchased raw materials, technology development services and other consulting services from a number of related parties, of which, RMB51,171, RMB29,717 and RMB41,409 of purchase of raw materials were recorded as inventories as of December 31, 2021, 2022 and 2023, respectively, RMB220,062, RMB591,613 and RMB513,788 were recorded in cost of revenues for the years ended December 31, 2021, 2022 and 2023, respectively, RMB23,412, RMB62,840 and RMB47,641 were recorded in operating expenses for the years ended December 31, 2021, 2022 and 2023, respectively.
Accounts payable to related parties includes payables arising from purchase of raw materials and services of RMB241,773 and RMB228,750, amount due from related parties includes prepayments arising from purchase of raw materials and services of RMB29,595 and RMB8,420 as of December 31, 2022 and 2023, respectively.
(iii)The Group has rented office space from related parties, pursuant to which, the Group recorded rental expenses of RMB1,093, RMB6,395 and RMB4,621 in operating expenses for the years ended December 31, 2021, 2022 and 2023, respectively. The Group also purchased technical services and logistics services from related parties, of which amounts due to related parties of RMB29,043 and RMB9,701 as of December 31, 2022 and 2023, respectively.
(iv)The Group provided loans of RMB28,850, RMB57,260 and RMB214,000 to related parties for the years ended December 31, 2021, 2022 and 2023 respectively. Interest incomes on loans due from related parties were RMB717, RMB9,069 and RMB15,955 for the years ended December 31, 2021, 2022 and 2023 respectively.
In 2021, the Group paid advances of RMB19,806 and received collection of RMB90,155 from Zhejiang Huanfu. The payments were interest-free and due on demand.
As of December 31, 2022 and 2023, loans and interest receivables due from related parties was RMB63,091 and RMB65,702.
(v)As of December 31, 2022, the Group recorded amounts due from Volvo Cars for its disposal of Zenseact, an equity security. The consideration of the disposal was US$115,000 (equivalent to RMB793,177) and the amount was settled in January 2023 (see Note 8); and the amounts due from Arteus Group Limited as of December 31, 2022 were GBP3,082 (equivalent to RMB25,866) (see below note (x)).
(vi)On March 29, 2018, Hubei ECARX entered into an unsecured loan agreement with Geely Group in an amount of RMB20,000 with an interest rate of 4.35% per annum, which was repayable on demand. The loan has been fully repaid on February 25, 2021. On August 25, 2021, the Company entered into an unsecured loan agreement with the controlling shareholder of the Company to obtain a loan of US$7,000 (equivalent to RMB45,152), which was fully repaid on October 8, 2021.
On March 28, 2022, ECARX (Hubei) Tech entered into an unsecured loan agreement with Hubei Xingji Times Technology Co., Ltd. in an amount of RMB200,000 with an interest rate of 2.25% per annum, which was repaid at the maturity date on September 30, 2022. On June 27, 2022, ECARX (Hubei) Tech entered into an unsecured loan agreement with Geely Group in an amount of RMB500,000 with an interest rate of 4.35% per annum, which was fully repaid on December 26, 2022.
In January 2023, ECARX (Hubei) Tech entered into an unsecured loan agreement with Geely Group in an amount of RMB300,000 with an interest rate of 4.1% per annum, which was fully repaid in December 2023.

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
Interest expense on borrowings from related parties were RMB131, RMB12,215 and RMB12,163 for the years ended December 31, 2021, 2022 and 2023, respectively.
The borrowings and the interest payable on borrowings from related parties was included in the amounts due to related parties and was RMB13,800 and RMB25,963 as of December 31, 2022 and 2023, respectively.
(vii)In October 2021, Hubei ECARX disposed certain property and equipment to Zhejiang Huanfu at RMB745 and recorded a gain of RMB38 as a result of the disposal. In February 2022, Hubei ECARX disposed certain property and equipment to Zhejiang Huanfu at RMB1,697 and recorded a gain of RMB93 as a result of the disposal.
(viii)As of December 31, 2022 and 2023, the balance of other non-current assets due from related parties included the amounts due from its former VIE, Hubei ECARX in the amount of RMB213,695 and RMB224,349, which represented the net present value of a loan provided by the Group to Hubei ECARX with the principal of RMB252,287 and an effective annual interest rate of 5.0%.
(ix)In February and March 2022, the Group provided cash in the amount of RMB28,500 to Anhui Xinzhi as financial support. The investment was derecognized as part of the Restructuring. See the Note 1(d) and Note 8 for details.
(x)Other income from related parties represents the amounts due from Arteus for recharges of expenses including those in relation to management service, sharing of office space, consultancy and other expenses paid by the Group on behalf of Arteus Group Limited. The amounts were outstanding as of December 31, 2022 and were fully settled in March 2023.In June 2023, ECARX signed an assignment of rights agreement with Arteus and DreamSmart. The amounts due from Arteus were assigned to DreamSmart, all of which were settled as of December 31, 2023.
(xi)In November 2023, the Group entered into a licensing agreement with Xingji Meizu, pursuant to which, the Group obtained a non-exclusive license under certain software of Xingji Meizu to develop and sell these software worldwide for three years. The consideration is due by instalment in three years of RMB50,000 each year. As of December 31, 2023, amounts due to Xingji Meizu of RMB94,519, representing the net present value of the long-term payables to Xingji Meizu with an effective annual interest rate of 4.0%, of which RMB50,000 was included within accounts payable – related parties and RMB44,519 was recorded as other non-current liabilities.
29.    Subsequent events
On January 31, 2024, ECARX (Hubei) Tech acquired additional 13.10% equity interest in Suzhou Photon-Matrix from four of its existing shareholders for a total consideration of RMB46,306. As a result of this acquisition, the Company owns a controlling interest of 62.27% in Suzhou Photon-Matrix and will consolidate Suzhou Photon-Matrix from this date.

30.    Parent only financial information
The following condensed financial statements of the Company have been prepared using the same accounting policies as set out in the accompanying consolidated financial statements. As of December 31, 2023, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of convertible redeemable preferred shares or guarantees of the Company, except for those, which have been separately disclosed in the consolidated financial statements.

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
(a)Condensed Balance Sheets

	As of December 31,
	2022	2023
	RMB	RMB
ASSETS
Current assets
Cash	119,022	12,947
Short-term investments	—	121,876
Prepayments and other assets	35	—
Amounts due from related parties	4,168,615	4,288,934
Total current assets	4,287,672	4,423,757

Non-current assets
Long-term investments	69,319	48,580
Total non-current assets	69,319	48,580
Total assets	4,356,991	4,472,337

Current Liabilities
Accrued expenses and other current liabilities	146,507	64,924
Amounts due to related parties	18,925	180,698
Share of losses in excess of investments in subsidiaries	3,948,086	4,692,424
Total current liabilities	4,113,518	4,938,046

Non-current liabilities
Convertible notes payable	439,869	455,701
Total non-current liabilities	439,869	455,701
Total liabilities	4,553,387	5,393,747

SHAREHOLDERS’ DEFICIT
Class A Ordinary Shares	9	9
Class B Ordinary Shares	1	1
Additional paid-in capital	5,919,660	6,093,685
Accumulated deficit	(5,730,180)	(6,670,371)
Accumulated other comprehensive loss	(385,886)	(344,734)
Total shareholders’ deficit	(196,396)	(921,410)
Total liabilities and shareholders’ deficit	4,356,991	4,472,337

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
(b)Condensed statements of comprehensive loss

	Year end of December 31,
	2021	2022	2023
	RMB	RMB	RMB
General and administrative expenses	(17,660)	(26,005)	(24,089)
Interest income	885	6,565	5,411
Interest expense	(514)	(3,132)	(25,608)
Foreign currency exchange gains (losses)	12,478	(14,459)	1,245
Change in fair value of an equity security	—	(16,843)	(22,451)
Share of losses from subsidiaries	(1,170,450)	(1,511,004)	(874,699)
Loss before income taxes	(1,175,261)	(1,564,878)	(940,191)
Income tax expenses	—	—	—
Net loss	(1,175,261)	(1,564,878)	(940,191)
(c)Condensed statements of cash flows

	Year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Net cash used in operating activities	(22,741)	(22,893)	(43,242)
Net cash used in investing activities	(3,121,321)	(734,299)	(123,944)
Net cash provided by financing activities	3,222,206	729,767	59,177
Effect of foreign currency exchange rate changes on cash	(17,660)	(12,308)	1,934
Net increase (decrease) in cash	60,484	(39,733)	(106,075)
Cash at beginning of the year	98,271	158,755	119,022
Cash at end of the year	158,755	119,022	12,947