Form 20-F
period 2024-12-31
ECARX Holdings Inc.
filed 2025-03-26
CIK 1861974

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2024
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________to__________
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report __________
Commission File Number: 001-41576

ECARX Holdings Inc.
(Exact Name of Registrant as Specified in Its Charter)
______________________________________
N/A
(Translation of Registrant’s Name into English)

Cayman Islands
(Jurisdiction of Incorporation or Organization)

12/F, Tower 2, Park Place
88 Baise Road
Xuhui District, Shanghai 200231
People’s Republic of China
(Address of Principal Executive Offices)
______________________________________
Jing (Phil) Zhou, Chief Financial Officer
Telephone: +86 (571) 8530-6757
Email: phil.zhou@ecarxgroup.com
12/F, Tower 2, Park Place
88 Baise Road
Xuhui District, Shanghai 200231
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
None
(Title of Class)
_____________________________________
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report : 291,166,110 Class A ordinary shares and 48,960,916 Class B ordinary shares, par value US$0.000005 per share, as of December 31, 2024.

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

Our reporting currency is Renminbi. This annual report contains translations from Renminbi to U.S. dollars solely for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at a rate of RMB 7.2993, to US$1.00, which was the exchange rate in effect as of December 31, 2024 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. The exchange rate in effect as of March 21, 2025 was RMB7.2486 to US$1.00. We make no representation that any Renminbi amounts referred to in this annual report could have been, or could be, converted into U.S. dollars at any particular rate, or at all.

In 2024, we acquired a controlling financial interest in HF Tech Europe AB, an entity under common control. Comparative financial information for 2023 is presented by combining assets, liabilities, revenues, expenses, and equity of ECARX and HF Tech Europe AB using the pooling-of-interests method. All intercompany transactions and balances between the combining entities have been eliminated. Please refer to Note 3 of our audited consolidated financial statements included in this annual report.

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
The following diagram illustrates our corporate structure as of the date of this annual report.

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

Prior to 2022, we conducted our operations in China through our PRC subsidiaries and through Hubei ECARX Technology Co., Ltd., the former VIE, with which we, our subsidiary, and the nominee shareholders of the former VIE entered into certain contractual arrangement. PRC laws, regulations, and rules restrict and impose conditions on foreign investment in certain types of businesses, and we operated certain businesses, including businesses that were subject to such restrictions and conditions in China such as surveying and mapping services and ICP businesses, through the former VIE. We did not own any equity interest in the former VIEs and relied on the contractual arrangements to direct their business operations. Such structure enables investors to invest in China-based companies in sectors where foreign direct investment is prohibited or restricted under PRC laws and regulations. We effected the Restructuring in 2022 and terminated the VIE corporate structure. The termination was due to the increased regulatory scrutiny over such structure and because the businesses and assets relating to surveying and mapping services and ICP businesses held by Hubei ECARX, the former VIE, were inconsequential to our operations in 2020 and 2021 and which we believe have not had and will not have any material impact on our business operations or financial results. Following the Restructuring in 2022, the contractual arrangement of the VIE structure was terminated and currently we do not have any VIE in China.

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
The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, as amended by the Consolidated Appropriations Act, 2023, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our securities from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. As of the date of this annual report, the PCAOB has not issued any new determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in any jurisdiction. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file our annual report on Form 20-F for the fiscal year ended December 31, 2024. Each year, the PCAOB will determine whether it can inspect and investigate completely registered public accounting firms in mainland China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely registered public accounting firms in mainland China and Hong Kong and we continue to use a registered public accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections,” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Our securities may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in mainland China and Hong Kong. The delisting of our securities, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

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

The PRC government has sought to exert more control and impose more restrictions on China-based issuers raising capital overseas and such efforts may continue or intensify in the future. On July 6, 2021, the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law, which emphasized the need to strengthen the supervision over overseas listings by mainland China-based companies, was enacted. Effective measures, such as promoting the establishment of regulatory frameworks, are to be taken to deal with the risks and incidents of mainland China-based overseas-listed companies, cybersecurity and data privacy protection requirements, and similar matters. The revised Measures for Cybersecurity Review issued by the CAC, and several other administrations on December 28, 2021 (which took effect on February 15, 2022) require that, both critical information infrastructure operators purchasing network products or services that affect or may affect national security and “online platform operators” carrying out data processing activities that affect or may affect national security should be subject to the cybersecurity review. As of the date of this annual report, (i) we have not been informed that we are a critical information infrastructure operator or a data processor conducting data processing activities that affect or may affect national security by any government authority, although it is uncertain whether we would in fact be categorized as such under the PRC law; and (ii) we have not been involved in any investigations or cybersecurity review by the CAC and we have not received any official inquiry, notice, warning, or sanctions in this respect.

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

Based on the opinion of Han Kun Law Offices, our legal counsel as to the law of mainland China, according to its interpretation of the laws and regulations of mainland China currently in effect, we believe that, as of the date of this annual report, our past offerings do not require the application or completion of any cybersecurity review or any other permission or approval from any government authorities in mainland China including the CSRC. For more detailed information, see “Item 3. Key Information—D. Risk Factors — Risks Relating to Doing Business in China — The approval of and filing with the CSRC or other PRC government authorities may be required in connection with the Business Combination, our previous offerings and listing under PRC law, and, if so required, we cannot predict whether or when we will be able to obtain such approval or complete such filing, and even if we obtain such approval, it could be rescinded” in this annual report. Any failure to obtain or delay in obtaining the required approvals or completing the required procedures could subject us to restrictions and penalties imposed by the CSRC, the CAC, or other PRC regulatory authorities, which could include fines and penalties on our operations in China, delays of or restrictions on the repatriation of the proceeds from our overseas offerings into China, or other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects.

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
Arrangements with Respect to Certain Personal Data

In response to the move by PRC government authorities to tighten the regulatory framework governing data security, cybersecurity and privacy, in September 2021 we initiated the process to transfer the rights of our mainland China subsidiaries and of the former VIE to access personal data relevant to their respective business operations to Zhejiang Huanfu Technology Co., Ltd., or Zhejiang Huanfu, an entity controlled by our controlling shareholder. The transfer was completed in December 2021. In January 2022, we entered into a procurement framework agreement with Zhejiang Huanfu and thereafter concluded several procurement-related contracts pursuant to the procurement framework agreement to procure certain data-related services from Zhejiang Huanfu and fulfill our obligations to our PRC customers that were committed to prior to the aforementioned transfer to Zhejiang Huanfu for the sole purpose of restricting our access to personal data. Under these contracts, we engaged Zhejiang Huanfu to provide telematics service provider services relating to hosting of information, including personal data, as well as IT system support and troubleshooting. We also license certain intellectual property to Zhejiang Huanfu to enable it to perform its services. These contracts are governed by terms that we typically enter into with our suppliers. As of the date of this annual report, our mainland China subsidiaries do not have any right to access or process any personal data in China, other than certain employee personal data and certain vehicle identification numbers provided by automotive OEMs in association with our provision of product repair and maintenance services.

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

Advances and loans. In 2022, (i) ECARX Holdings made advances in the principal amount of US$50.9 million to ECARX Technology Limited; (ii) ECARX Holdings provided loans in the principal amount of US$3.0 million to ECARX Sweden AB; (iii) ECARX Holdings provided loans in the principal amount of US$35.0 million to ECARX (Hubei) Tech Co., Ltd.; (iv) ECARX Holdings made advances in the principal amount of US$21.0 million to ECARX Group Limited; (v) ECARX Holdings received US$8.8 million as repayment from ECARX Sweden AB; and (vi) JICA Intelligent Robotics

Co., Ltd., or JICA Intelligent, provided loans in the principal amount of RMB150.0 million to ECARX (Hubei) Tech Co., Ltd. In 2023, (i) ECARX Technology Limited repaid US$119.3 million to ECARX Holdings, (ii) ECARX Holdings made advances in the principal amount of US$115.0 million to ECARX Group Limited and US$2.7 million to ECARX Technology Limited, (iii) ECARX Group Limited repaid US$33.4 million to ECARX Holdings, (iv) ECARX Holdings provided loans in the principal amount of US$15.0 million to ECARX (Hubei) Tech Co., Ltd., (v) ECARX Technology Limited provided loans in the principal amount of US$0.4 million to ECARX Limited, which has been fully repaid, and (vi) ECARX (Hubei) Tech Co., Ltd. repaid RMB150.0 million to JICA Intelligent. In 2024, (i) ECARX Technology Limited repaid an amount of US$20 million to ECARX Holdings, (ii) ECARX Holdings made advances in the principal amount of US$12.5 million to ECARX Group Limited and US$1.0 million to ECARX Technology Limited, (iii) ECARX Group Limited repaid US$1.7 million to ECARX Holdings, and (iv) ECARX (Hubei) Tech Co., Ltd. provided loans in the principal amount of RMB5.0 million to Suzhou Photon-Matrix Optoelectronics Technology Co., Ltd.

Capital contribution. In 2022, ECARX Technology Limited made capital contribution of US$14.6 million and US$25.0 million to its subsidiaries, ECARX Limited and ECARX (Hubei) Tech Co., Ltd., respectively. In 2023, (i) ECARX Group Limited made capital contribution of US$100.0 million to ECARX Technology Limited; (ii) ECARX Technology Limited made capital contribution of US$60.0 million to ECARX (Hubei) Tech Co., Ltd., and US$31.5 million to its subsidiary, ECARX Limited; (iii) ECARX (Hubei) Tech Co., Ltd. made capital contribution of RMB51.0 million to its subsidiary, JICA Intelligent; (iv) ECARX Holdings converted its £3.0 million loan to ECARX Limited into equity and (v) ECARX Limited made capital contribution of US$2.7 million to ECARX Americas Inc. In 2024, (i) ECARX Group Limited made capital contribution of US$39.6 million to ECARX Technology Limited, (ii) ECARX Technology Limited made capital contribution of GBP19.3million and US$0.4 million to its subsidiary, ECARX Limited, and US$10.0 million to its subsidiary, ECARX (Zhejiang) Technology Co., Ltd., (iii) ECARX (Hubei) Tech Co., Ltd. made capital contribution of RMB125.0 million to its subsidiary, JICA Intelligent, and (iv) ECARX Limited made capital contribution of US$5.9 million to its subsidiary, ECARX Americas Inc.

Cash transfers involving Hubei ECARX, the former VIE. In 2022, Hubei ECARX received RMB157.0 million in the form of loans from our subsidiaries. In 2022, Hubei ECARX, ECARX Technology, and ECARX (Hubei) Tech Co., Ltd. made payments totaling RMB36.1 million, US$2.2 million, and RMB60.0 million, respectively, to ECARX Sweden AB relating to certain research and development expense. In 2022, Hubei ECARX made payments totaling RMB270.0 million to JICA Intelligent. Following the Restructuring in 2022, we no longer have any VIE in China.

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
Selected Condensed Consolidating Statements of Comprehensive Income/Loss Information
The following tables present our condensed consolidating schedule depicting the consolidated statements of comprehensive loss for the fiscal year ended December 31, 2022.

	Year Ended December 31, 2022
	(RMB in thousands)
	ECARX Holdings	WFOE	Former VIEs	Other Subsidiaries	Elimination adjustments		Consolidated

Revenues	—	—	936,520	2,927,944	(302,470)	(1)	3,561,994
Cost of revenues	—	—	(680,699)	(2,189,886)	302,470	(1)	(2,568,115)
Gross profit	—	—	255,821	738,058	—		993,879
Operating expenses	(26,005)	(299)	(253,107)	(2,440,297)	97,608	(2)	(2,622,100)
Loss from operation	(26,005)	(299)	2,714	(1,702,239)	97,608		(1,628,221)
Interest income	6,565	7,741	1,448	7,255	(9,189)	(3)	13,820
Interest expense	(3,132)	—	(17,370)	(33,230)	9,189	(3)	(44,543)
Share of loss of subsidiaries and former VIEs	(1,511,004)	—	—	—	1,511,004	(4)	—
Income (loss) from equity method investments	—	—	(86,588)	14,660	—		(71,928)
Gain/(Loss) on the Restructuring	—	(1,337,832)	1,639,979	(302,147)	—		—
Gains on intellectual property transfers	—	—	1,171,300	—	(1,171,300)	(2)	—
Other non-operating (expenses) income, net	(31,302)	(5,178)	81,818	107,453	—		152,791
Loss before income taxes	(1,564,878)	(1,335,568)	2,793,301	(1,908,248)	437,312		(1,578,081)
Income tax expenses	—	(19,263)	—	(9,802)	—		(29,065)
Net loss	(1,564,878)	(1,354,831)	2,793,301	(1,918,050)	437,312		(1,607,146)
Foreign currency translation adjustments, net of nil income taxes	(391,934)	—	—	(96,181)	96,181	(4)	(391,934)
Comprehensive loss	(1,956,812)	(1,354,831)	2,793,301	(2,014,231)	533,493		(1,999,080)
___________________________
(1)To eliminate the inter-company sales of goods transactions between subsidiaries of ECARX Holdings and the former VIEs.
(2)To eliminate the gains, related intangible assets and amortization expenses relating to the inter-company transfer of intellectual properties from Hubei ECARX to ECARX (Hubei) Tech.
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

Selected Condensed Consolidating Balance Sheet Information
The following tables present our condensed consolidating schedule depicting the consolidated balance sheet as of December 31, 2022. As a result of the Restructuring, ECARX Holdings did not consolidate Hubei ECARX as of December 31, 2022.

	As of December 31, 2022
	(RMB in thousands)
	ECARX Holdings	WFOE	Former VIEs	Other Subsidiaries	Elimination adjustments		Consolidated
ASSETS
Current assets
Cash	119,022	330	—	741,120	—		860,472
Restricted cash	—	—	—	40,957	—		40,957
Accounts receivable - related parties, net	—	—	—	835,320	—		835,320
Amounts due from related parties	4,168,615	520	—	932,117	(4,189,523)	(1)(2)	911,729
Other current assets	35	125	—	1,204,695	—		1,204,855
Total current assets	4,287,672	975	—	3,754,209	(4,189,523)		3,853,333
Non-current assets
Investment in WFOE	—	—	—	1,724,298	(1,724,298)	(4)	—
Long-term investments	69,319	—	—	284,536	—		353,855
Intangible assets, net	—	—	—	1,118,553	(1,073,692)	(5)	44,861
Other non-current assets	—	213,695	—	265,288	—		478,983
Total non-current assets	69,319	213,695	—	3,392,675	(2,797,990)		877,699
Total assets	4,356,991	214,670	—	7,146,884	(6,987,513)		4,731,032

LIABILITIES
Current liabilities
Share of losses in excess of investments in subsidiaries and former VIEs	3,948,086	—	—	—	(3,948,086)	(3)	—
Accounts payable - related parties	—	—	—	241,773	—		241,773
Amounts due to related parties	18,925	1,446	—	4,211,995	(4,189,523)	(1)(2)	42,843
Other current liabilities	146,507	24,664	—	3,471,654	—		3,642,825
Total current liabilities	4,113,518	26,110	—	7,925,422	(8,137,609)		3,927,441
Non-current liabilities
Total non-current liabilities	439,869	—	—	398,178	—		838,047
Total liabilities	4,553,387	26,110	—	8,323,600	(8,137,609)		4,765,488

MEZZANINE EQUITY	—	—	—	—	—		—

SHAREHOLDERS’ DEFICIT
Ordinary Shares	—	1,600,105	—	—	(1,600,105)	(3)(4)	—
Class A Ordinary Shares	9	—	—	—	—		9
Class B Ordinary Shares	1	—	—	—	—		1
Additional paid-in capital	5,919,660	—	—	916,555	(916,555)	(3)	5,919,660
Accumulated deficit	(5,730,180)	(1,411,545)	—	(2,138,709)	3,550,254	(3)	(5,730,180)
Accumulated other comprehensive income / (loss)	(385,886)	—	—	(116,502)	116,502	(3)(4)	(385,886)
Non-redeemable noncontrolling interests	—	—	—	161,940	—		161,940
Total shareholders’ deficit	(196,396)	188,560	—	(1,176,716)	1,150,096		(34,456)
Total liabilities, mezzanine equity and shareholders’ deficit	4,356,991	214,670	—	7,146,884	(6,987,513)		4,731,032
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

Selected Condensed Consolidating Cash Flows Information
The following tables present our condensed consolidating schedule depicting the consolidated cash flows for the fiscal year ended December 31, 2022 of ECARX Holdings, the WFOE, the former VIEs, other subsidiaries, and corresponding eliminating adjustments separately.

	Year Ended December 31, 2022
	(RMB in thousands)
	ECARX Holdings	WFOE	Former VIEs	Other Subsidiaries	Elimination adjustments		Consolidated
Operating activities:
Net cash generated from / (used in) operating activities	(22,893)	324	224,031	(662,799)	—		(461,337)

Investing activities:
Purchase of property, equipment and intangible assets	—	—	(36,074)	(121,212)	—		(157,286)
Proceeds from disposal of property, equipment and intangible assets	—	—	—	1,732	—		1,732
Cash paid for acquisition of equity investments	(67,790)	—	—	(11,652)	—		(79,442)
Cash disposed in deconsolidation of Suzhou Photon-Matrix	—	—	(22,643)	—	—		(22,643)
Proceeds from (cash paid for) transfer of long-term investments in the Restructuring	—	—	234,949	(234,949)	—		—
Cash received on deconsolidation of Hubei Dongjun	—	—	1,000	—	—		1,000
Financial support to an equity method investee	—	—	(28,500)	—	—		(28,500)
Loans to related parties	(251,470)	—	(8,060)	(406,200)	608,470	(1)(3)(4)	(57,260)
Repayment received of loans to related parties	61,803	—	25,000	324,360	(381,803)	(1)(4)	29,360
Advances to related parties	(476,842)	—	—	—	476,842	(2)	—
Net cash (used in) / provided by investing activities	(734,299)	—	165,672	(447,921)	703,509		(313,039)

Financing activities:
Proceeds from issuance of Series B Convertible Redeemable Preferred Shares	159,485	—	—	—	—		159,485
Cash contributed by redeemable noncontrolling shareholders	—	—	10,000	—	—		10,000
Proceeds from short-term borrowings	—	—	400,000	870,000	—		1,270,000
Repayment for short-term borrowings	—	—	(1,332,000)	—	—		(1,332,000)
Borrowings from related parties	—	—	157,000	1,151,470	(608,470)	(1)(3)(4)	700,000
Repayment of borrowings from related parties	—	—	(270,000)	(811,803)	381,803	(1)(4)	(700,000)
Proceeds from advances from related parties	—	—	—	476,842	(476,842)	(2)	—
Cash disposed in the Restructuring	—	—	(20,000)	—	—		(20,000)

Proceeds from issuance of convertible notes	527,281	—	—	—	—	527,281
Payment for issuance costs of convertible notes	(2,938)	—	—	—	—	(2,938)
Cash proceeds from COVA	43,724	—	—	—	—	43,724
Cash proceeds from Geely strategic investment	139,200	—	—	—	—	139,200
Cash paid for costs of the Merger	(136,985)	—	—	—	—	(136,985)
Net cash provided by / (used in) financing activities	729,767	—	(1,055,000)	1,686,509	(703,509)	657,767

Effect of foreign currency exchange rate changes on cash and restricted cash	(12,308)	—	—	41,214	—	28,906
Net increase (decrease) in cash and restricted cash	(39,733)	324	(665,297)	617,003	—	(87,703)
Cash and restricted cash at the beginning of the year	158,755	6	665,297	165,074	—	989,132
Cash and restricted cash at the end of the year	119,022	330	—	782,077	—	901,429
___________________________

(1)For the year ended December 31, 2022, ECARX Sweden AB repaid loans in the amount of US$8.8 million (equivalent to RMB61.8 million) to ECARX Holdings. These transactions were eliminated as inter-company transactions upon preparation of the consolidated information.

(2)For the year ended December 31, 2022, ECARX Holdings paid advances of US$50.9 million (equivalent to RMB337.4 million) to ECARX Technology Limited, and US$21.0 million (equivalent to RMB139.4 million) to ECARX Group Limited. These transactions were eliminated as inter-company transactions upon preparation of the consolidated information.

(3)For the year ended December 31, 2022, ECARX (Hubei) Tech provided loans in the amount of RMB157.0 million to the former VIEs. These transactions were eliminated as inter-company transactions upon preparation of the consolidated information.

(4)For the year ended December 31, 2022, JICA Intelligent provided loans in the amount of RMB200 million to ECARX (Hubei) Tech. ECARX (Hubei) Tech repaid RMB50 million in September 2022. These transactions were eliminated as inter-company transactions upon preparation of the consolidated information.
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
•We had negative net cash flows from operations in the past and have not been profitable, which may continue in the future. A note regarding our ability to continue as a going concern has been included in our consolidated financial statements;
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
•Our business is subject to complex and evolving laws and regulations regarding cybersecurity, privacy, data protection and information security in China and elsewhere. Any privacy or data security breach or any failure to comply with these laws and regulations could damage our reputation and brand, result in negative publicity, legal proceedings, increased cost of operations, warnings, fines, service or business suspension, or otherwise harm our business and results of operations; and
•Heightened tensions in international relations, particularly between the United States and China, may adversely impact our business, financial condition, and results of operations.
Risks Relating to Doing Business in China
•ECARX Holdings is not an operating company but a Cayman Islands holding company. We conduct operations through our subsidiaries, with our operations in China currently being conducted by our PRC subsidiaries. This holding company structure involves unique risks to investors. As a holding company, ECARX Holdings may rely on dividends from its subsidiaries for cash requirements, including any payment of dividends to its shareholders. The ability of our subsidiaries to pay dividends or make distributions to ECARX Holdings may be restricted by laws and regulations applicable to them or the debt they incur on their own behalf or the instruments governing their debt. In addition, PRC regulatory authorities could disallow this holding company structure and limit or hinder our ability to conduct our business through, receive dividends or distributions from, or transfer funds to, the operating companies or list on a U.S. or other foreign exchange, which could cause the value of our securities to significantly decline or become worthless. See “Item 3. Key Information – Our Holding Company Structure and China Operations” and “Item 3. Key Information – D. Risk Factors – Risks Relating to Doing Business in China – We may rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our mainland China subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” for details;

•The PRC government has significant oversight and discretion over our business operations, and it may influence on our operations as part of its efforts to enforce PRC law, which could result in a material adverse change in our operations and the value of our securities;
•Risks and uncertainties arising from the legal system of China, including those relating to the interpretation and enforcement of PRC laws and regulations and that rules and regulations in China can change quickly with little advance notice, could limit the legal protections available to you and us, hinder our ability and the ability of any holder of our securities to offer or continue to offer such securities, result in a material adverse change to our business operations, and damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our securities to significantly decline in value or become worthless. See “Item 3. Key Information – D. Risk Factors – Risks Relating to Doing Business in China – Risks and uncertainties regarding the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us, hinder our ability and the ability of any holder of our securities to offer or continue to offer such securities, result in a material adverse change to our business operations, and damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our securities to significantly decline in value or become worthless” for details;
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

We had negative net cash flows from operations in the past and have not been profitable, which may continue in the future. A note regarding our ability to continue as a going concern has been included in our consolidated financial statements.

We incurred net losses of RMB1,607.1 million, RMB1,015.5 million and RMB989.9 million (US$135.6 million) in 2022, 2023 and 2024, respectively, and we have not been profitable since our inception. In addition, we had negative cash flows from operating activities of RMB461.3 million, RMB1,233.0 million and RMB430.3 million (US$58.9 million) in 2022, 2023 and 2024, respectively. We have made significant up-front investments in research and development, service network, and sales and marketing to rapidly develop and expand our business. We had net current liability of RMB2,293.9 million (US$314.3 million) as of December 31, 2024. We expect to continue to invest significantly in these areas to establish and expand our business, and these investments may not result in an increase in revenue or positive cash flow on a timely basis, or at all.

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
In addition, our continuous operation depends on our capability to obtain sufficient external equity or debt financing. Our recurring losses from operations, net cash used in operating activities and net current liabilities raise substantial doubt about our ability to continue as a going concern. Our financial statements contain a note regarding our ability to continue as a going concern, which could prevent us from obtaining new financing on reasonable terms or at all. Please refer to Note 2(a) of the audited financial statements included in this annual report for more information. If we do not succeed in obtaining sufficient external equity or debt financing, we may need to curtail our operations, which could adversely affect our business, results of operations, financial position, and cash flows.
We currently have a concentrated customer base with a limited number of key customers, particularly including certain of our related parties such as Geely Holding’s subsidiaries. The loss of one or more of our key customers, or a failure to renew our agreements with one or more of our key customers, could adversely affect our results of operations and ability to market our products and services.
We derive a substantial portion of our revenue from a limited number of key customers, particularly including certain of our related parties such as Geely Holding’s subsidiaries. Although we are expanding and diversifying our customer base, we may continue to have a concentrated customer base. In particular, Geely Holding and its subsidiaries have and are expected to continue to account for a substantial portion of our revenues. For the years ended December 31, 2022, 2023, and 2024, sales to Geely Holding and its subsidiaries (which, for the avoidance of doubt, exclude sales of SoC Core Modules or software licenses by us to third party customers which are then integrated into their infotainment and cockpit products and sold by such third party customers to Geely Holding and its subsidiaries) accounted for 67.0%, 78.9% and 81.8% of our total revenues, respectively. The agreements between us and Geely Holding’s subsidiaries are described in more details in this annual report under “Item 7. Major Shareholders and Related Party Transactions—B. Related Person Transactions.”
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
•experience increased product returns or discounts; or
•damage our reputation,
all of which could negatively affect our business, financial condition and results of operations.
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
COVID-19 had a severe and negative impact on the Chinese and the global economy from 2020 through 2022, and the global macroeconomic environment still faces numerous challenges. The growth rate of the Chinese economy has been slowing since 2010 and the Chinese population began to decline in 2022. The recovery of the Chinese and global economy was met with challenges and there has been a decline in consumption, including automobile consumption. Automotive OEMs have cut costs to maintain competitive price of their products to stimulate demand. This has and may continue to have a negative impact on our ability to charge automotive OEMs and hence our results of operations. The Russia-Ukraine conflict, the Hamas-Israel conflict and attacks on shipping in the Red Sea have heightened geopolitical tensions across the world. The impact of the Russia-Ukraine conflict on Ukraine food exports has contributed to increases in food prices and thus to inflation more generally. There have also been concerns about the relationship between China and other countries which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to a wide range of issues including trade policies, treaties, government regulations and tariffs. See also “—Heightened tensions in international relations, particularly between the United States and China, may adversely impact our business, financial condition, and results of operations.” Economic conditions in China also are sensitive to global economic conditions. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.
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
We have completed a number of acquisitions and strategic long-term investments in recent years, including the controlling interest in JICA Intelligent, Suzhou Photon-Matrix Optoelectronics Technology Co., Ltd., or Suzhou Photon-Matrix, Hubei Dongjun Automotive Electronic Technology Co., Ltd, or Hubei Dongjun, and HF Tech Europe AB, HF EU, and we expect to continue to acquire and invest in other businesses that offer products, services, and technologies that we believe will help expand or enhance our existing products, strategic objectives, and business. While we believe that such transactions are an integral part of our long-term strategy, there are risks and uncertainties related to these activities, which could impair our ability to grow our business and have an adverse effect on our results of operations and financial conditions. Given that our resources are limited, the decision to pursue business ventures, acquisitions, and strategic alliances has opportunity costs. Accordingly, if we pursue a particular transaction, we may need to forgo the prospect of entering into other transactions that could help us achieve our strategic objectives. Additional risks related to business ventures, acquisitions, or strategic investments include, but are not limited to:
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

We are subject to risks and uncertainties in terms of the operational performance and costs of our production facilities and the production facilities of our outsourcing partners and our suppliers.
We, our outsourcing partners and our suppliers may rely on complex machinery for the production, assembly and installation of our products, which will involve a significant degree of uncertainty and risk in terms of operational performance and costs. Our production facilities and the facilities of our outsourcing partners and suppliers consist of large-scale machinery with high capital expense combining many components. These components may suffer unexpected malfunctions from time to time and will depend on repairs and spare parts to resume operations, which may not be available when needed. Unexpected malfunctions of these components may significantly affect the intended operational efficiency. Operational performance and costs can be difficult to predict and are often influenced by factors outside of our control, such as, but not limited to, scarcity of natural resources, environmental hazards and remediation, costs associated with decommissioning of machines, labor disputes and strikes, difficulty or delays in obtaining governmental permits, damages or defects in electronic systems, industrial accidents, fire, seismic activity and natural disasters. Should operational risks materialize, it may result in the personal injury to or death of workers, the loss of production equipment, damage to production facilities, monetary losses, delays and unanticipated fluctuations in production, environmental damage, administrative fines, increased insurance costs and potential legal liabilities, all which could have a material adverse effect on our business, prospects, financial condition or operating results.

Expansion or conversion of our production facilities and establishment of new production facilities may be subject to delays, disruptions, cost overruns, or may not produce expected benefits.
We may expand or convert our existing production facilities and establish new manufacturing facilities for production ramp-up of our current and future models with better efficiency and technological capabilities. The expansion or conversions could experience delays or other difficulties, and will require significant capital. We may encounter quality, process, or other issues when making changes to our production arrangements. Moreover, we could encounter similar or other risks as we establish and develop new production facilities in the future. Any failure to complete the expansion of our production facilities on schedule and within budget could adversely affect our financial condition, production capacity, and results of operations.

Construction projects could be subject to broad and strict government supervision and approval procedures, including but not limited to project approvals and filings, construction land and project planning approvals, disease control approvals, environment protection approvals, pollution discharge permits, drainage license, work safety approvals, fire protection approvals, and the completion of inspection and acceptance by the regulatory authorities. If we are unable to comply with applicable regulatory requirements, could construction projects could be suspended or terminated, which could materially and adversely affect our business operations.

If we update our manufacturing equipment more quickly than expected, we may have to shorten the useful lives of any equipment to be retired as a result of any such update, and the resulting acceleration in our depreciation could negatively affect our financial results.

We have invested and expect to continue to invest significantly in what we believe is modern tooling, machinery, and other manufacturing equipment for the product lines where our products are manufactured, and we depreciate the cost of such equipment over their expected useful lives. However, manufacturing technology may evolve rapidly, and we may decide to update our manufacturing process with advanced equipment more quickly than expected. Moreover, as our engineering and manufacturing expertise and efficiency increase, we may be able to manufacture our products using less of our installed equipment. The useful life of any equipment that would be retired early as a result would be shortened, causing the depreciation on such equipment to be accelerated, and to the extent we own such equipment, our results of operations could be negatively impacted. We are working on further improving the efficiency and technological capabilities of our manufacturing bases. Our increased investment in the manufacturing plants will result in an increase in depreciation cost upon expansion of our manufacturing bases, which could adversely affect our financial condition and results of operations.

We are subject to various environmental laws and regulations that could impose substantial costs upon us and cause delays in building our production facilities.

Concerns over environmental pollution and climate change have produced significant legislative and regulatory efforts on a global basis, and we believe this will continue both in scope and in the number of countries participating. In addition, as climate change issues become more prevalent, competent authorities and our customers have been responding to these issues. The increased focus on environmental sustainability may result in new regulations and customer requirements, or changes in current regulations and customer requirements, which could materially adversely impact our business, results of operations and financial condition. If we are unable to effectively manage real or perceived issues, including concerns about environmental impacts or similar matters, sentiments toward us or our products could be negatively impacted, and our business, results of operations or financial condition could suffer.

Our operations are and will be subject to environmental laws and regulations, and such laws and regulations could directly increase the cost of energy, which may have an effect on the way we manufacture products or utilize energy to produce our products. In addition, any new regulations or laws in the environmental area might increase the cost of raw materials or key components we use in our products. Environmental regulations require us to reduce product energy usage, monitor and exclude an expanding list of restricted substances and to participate in required recovery and recycling of our products. Environmental and health and safety laws and regulations can be complex, and we have limited experience complying with them. Capital and operating expenses needed to comply with environmental laws and regulations can be significant, and violations may result in substantial fines and penalties, third-party damages, suspension of production or a cessation of our operations. Contamination at properties we operate, we formerly operated or to which hazardous substances were sent by us, may result in liability for us under environmental laws and regulations, including, but not limited to, the Comprehensive Environmental Response, Compensation and Liability Act, which can impose liability for the full amount of remediation-related costs without regard to fault, for the investigation and cleanup of contaminated soil and ground water, for building contamination and impacts to human health and for damages to natural resources. Additionally, under the PRC Environmental Protection Law, enterprises and other operators that discharge pollutants must take measures to prevent and control pollution and harm to the environment, and must pay discharge fees for discharging pollutants, provided that these fee will not apply if an environmental protection tax has already been levied. The costs of complying with environmental laws and regulations and any claims concerning noncompliance, or liability with respect to contamination in the future, could have a material adverse effect on our financial condition or operating results. We may face unexpected delays in obtaining the required permits and approvals in connection with our planned production facilities that could require significant time and financial resources and delay our ability to operate these facilities, which would adversely impact our business, prospects, financial condition and operating results.
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

In response to the move by PRC government authorities to tighten the regulatory framework governing data security, cybersecurity and privacy, in September 2021 we initiated the process to transfer the rights of our mainland China subsidiaries and of the former VIE to access personal data relevant to their respective business operations to Zhejiang Huanfu Technology Co., Ltd., or Zhejiang Huanfu, an entity controlled by our controlling shareholder. The transfer was completed in December 2021. In January 2022, we entered into a procurement framework agreement with Zhejiang Huanfu and thereafter concluded several procurement-related contracts pursuant to the procurement framework agreement to procure certain data-related services from Zhejiang Huanfu and fulfill our obligations to our PRC customers that were committed to prior to the aforementioned transfer to Zhejiang Huanfu for the sole purpose of restricting our access to personal data. Under these contracts, we engaged Zhejiang Huanfu to provide telematics service provider services relating to hosting of information, including personal data, as well as IT system support and troubleshooting. We also license certain intellectual property to Zhejiang Huanfu to enable it to perform its services. These contracts are governed by terms that we typically enter into with our suppliers. There is no assurance that we will continue to maintain the same collaborative arrangements with or receive the same level of services from Zhejiang Huanfu. If any agreement between us and Zhejiang Huanfu is terminated or expires without renewal, or if Zhejiang Huanfu fails to perform its obligations under such arrangement, becomes unable to provide its services timely and effectively, or at all, or decides to conduct its business or operate in a way that is detrimental to our business interests, our business may be interrupted and there would be an adverse effect on our business, results of operations, financial condition, and prospects. As of the date of this annual report, we have not been informed that we are a critical information infrastructure operator or a data processor conducting data processing activities that affect or may affect national security by any government authority, but it is uncertain whether we would be categorized as such under the PRC law.

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

We have adopted the 2019 Share Incentive Plan, the 2021 Option Incentive Plan, and the 2022 Share Incentive Plan. For the years ended December 31, 2022, 2023, and 2024, we recorded RMB725.7 million, RMB174.0 million, and RMB137.0 million (US$18.8 million) in share-based compensation expenses, respectively.
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

Many of our suppliers and customers are located in the European Union, United States and other countries outside of China. Therefore, government policies and regulations restricting international trade and investment, such as import and export controls, economic and trade sanctions, capital controls, tariffs or foreign investment filings and approvals, may affect the demand for our vehicles and ADAS systems, impact the competitive position of our vehicles and systems, prevent us from selling our vehicles and systems in certain countries, limit our customers’ ability import our vehicles and systems, or disrupt our research and development activities in certain countries. If any new tariffs, legislation, or regulations are implemented, or if existing trade agreements are modified, such changes could have a material adverse effect on our business, financial condition, and results of operations.

Recently there have been heightened tensions in international economic relations, particularly between the U.S. and China, but also as a result of the conflict in the Red Sea and in Ukraine with the imposition of sanctions on Russia. These tensions have affected both diplomatic and economic ties. Heightened tensions could reduce levels of trade, investments, technological exchanges, and other economic activities among major economies. Sanctions may create supply constraints and drive inflation. The existing tensions and any further deterioration in international relations may have a negative impact on the general, economic, political, and social conditions and adversely impact our business, financial condition and results of operations.

The U.S. government has imposed, and has proposed to impose additional, new, or higher tariffs on certain products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing, and proposing to impose additional, new, or higher tariffs on certain products imported from the United States. On January 15, 2020, the Economic and Trade Agreement between the United States of America and the People’s Republic of China was entered into as a phase one trade deal, effective on February 14, 2020. On May 14, 2024, the U.S. government announced higher tariffs on steel and aluminum, semiconductors, electric vehicles, batteries, critical minerals, solar cells, ship-to-shore cranes and medical products. These higher tariffs were based on claims that China has engaged in unfair trade practices. The highest of these tariffs are applicable to electric vehicles, which will be subject to a tariff rate of 100% from August 1, 2024, an increase from the earlier rate of 25%. Recently, the Trump administration has announced that it will impose tariff of 20% on all goods imported from China, in addition to existing tariffs. From August 21, 2024, the European Commission imposed higher tariffs on imports of electric vehicles made in China. These new tariffs, which apply across the European Union, range from 17.0% to 36.3%, depending on the OEM that produced the vehicle. Shortly after these higher EU tariffs on Chinese EVs were confirmed by a majority of EU states, China imposed provisional tariffs on brandy imports from China, with rates of 30.6% or 39%, effective October 11, 2024. These and similar developments may mark a period of increased trade tensions and higher tariff rates which may have a material adverse effect on the sales of some of our customers and result in a material adverse effect on their and our business, financial condition and results of operations.

These and similar developments may mark a period of increased trade tensions and higher tariff rates. Furthermore, international trade disputes could more broadly affect economic conditions globally, which could harm our business prospects. The U.S. government has issued new rules that expanded the definition of military end use and eliminated the applicability of certain license exceptions for exports to countries including China, thereby expanding the export license requirements for U.S. companies to sell certain items to companies in China that have operations that could support military end uses. The U.S. government has also broadened the restrictions on the sale of goods manufactured outside the United States that are produced using certain controlled U.S.-origin technology or software to companies on a special list, or the Entity List, and the restrictions on the use of U.S.-origin semiconductor manufacturing equipment that produces semiconductor devices for companies on the Entity List. In recent years the U.S. has placed certain entities, including a number of entities in China, on the Entity List, which imposes licensing requirement for exports or transfers of items on lists of controlled items maintained by the U.S. government.

In addition, political tensions between the United States and China have escalated due to, among other things, trade disputes, sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the PRC central government, the executive orders issued by U.S. President Donald J. Trump in August 2020 that prohibit certain transactions with certain Chinese companies, and various restrictions related to the Chinese semiconductor industry imposed by the U.S. government. Against this backdrop, China has also implemented, and may further implement countermeasures. For example, on June 10, 2021, the Standing Committee of National People’s Congress passed the Countering Foreign Sanctions Law, which became effective immediately. This law provides a legal basis for the Chinese regulators to take action in response to foreign sanctions, as well as for Chinese citizens and organizations to bring civil actions for injunctive relief or damages. Under the Countering Foreign Sanctions Law, the competent department of the State Council may place any individuals and organizations that are directly or indirectly involved in making, determining, or implementing the discriminatory restrictive measures as provided therein on the Countermeasure List. A foreign individual or organization on the Countermeasure List may be subject to one or several countermeasures, including but not limited to prohibitions or restrictions on commercial transactions, cooperation or such other activities with organizations and individuals within the territory of China. Any organization and individual within the territory of China is required to comply with the countermeasures, and failure to comply or cooperate may result in liability in accordance with law.

Among the future potential changes to the U.S. export control laws and regulations that could limit our ability to operate our business or limit the ability of our customers to operate their business in connection with the United States, including investing in or forming strategic alliances with any U.S. business, is the ongoing review being conducted by an interagency committee chaired by the U.S. Department of Commerce pursuant to the Export Control Reform Act of 2018, or the ECRA, to identify so-called “emerging and foundational technologies” that might warrant additional export controls under Section 1758 of the ECRA.

On August 9, 2023, the Biden administration released an executive order and an advanced notice of proposed rule-making, the ANPRM, providing a conceptual framework for outbound investment controls focused on China, including Hong Kong and Macau, or the Outbound Investment Program. Further to this ANPRM, on June 21, 2024, the U.S. Department of the Treasury issued a proposed rule on outbound U.S. investments involving China that generally follows the ANPRM. On October 28, 2024, the U.S. Department of the Treasury issued a Final Rule to implement the executive order of August 9, 2023. The Final Rule became effective on January 2, 2025. The Final Rule targets investments involving persons and entities associated with “countries of concern,” currently only China, and it imposes investment prohibition and notification requirements on a wide range of investments in companies engaged in activities relating to three sectors: (i) advanced microchips and microelectronics, (ii) quantum computing, and (iii) artificial intelligence systems, with persons from countries of concern engaged in these technologies defined as “Covered Foreign Persons.” Investments by U.S. persons subject to the Final Rule, which are defined as “covered transactions,” include acquisitions of equity interests (including purchases of shares in an IPO), certain debt financing, joint ventures, and certain investments as a limited partner in a non-U.S. person pooled investment fund. The Final Rule excludes some investments from the scope of covered transactions, including those in publicly traded securities listed on a national stock exchange (such as the trading of our securities). The Outbound Investment Program is aimed at exerting greater U.S. government oversight over U.S. direct and indirect investments involving China, and may introduce new hurdles and uncertainties for cross-border collaborations, investments, and funding opportunities for China-based issuers including us. While we believe we are not a “covered foreign person” based on our current interpretation of the Final Rule as of the date of this annual report, it is possible that we may be deemed a Covered Foreign Person engaged in the development of specified artificial intelligence technologies and services and therefore be subject to it. Even though U.S. persons’ acquisitions of certain publicly traded securities (such as the Class A Ordinary Shares currently traded on Nasdaq) are exempted from the scope of covered transactions under the Final Rule, it is uncertain if investors acquiring the Class A Ordinary Shares in a primary follow-on offering will be able to rely on this exemption. In the event that we are deemed a “covered foreign person” and that an acquisition of the Class A Ordinary Shares in a primary follow-on offering is deemed a “covered transaction,” acquisitions by investors who are “U.S. persons” will be subject to notification to the U.S. Department of Treasury. In addition, the Final Rule could still limit our ability to raise capital or contingent equity capital from U.S. investors, or our ability to raise such capital may be significantly and negatively affected, which could be detrimental to our capital raising capacity and our business, financial condition and prospects. In such case, the value of our securities may significantly decline.

In addition, the Outbound Investment Program could be changed by executive actions of the U.S. government, including changes to the scope of activities and technologies applicable to prohibited transactions and the scope and availability of exceptions to the Final Rule. On February 20, 2025, President Trump issued the America First Trade Policy Memorandum, which, among other things, directed the Treasury and several other executive departments and offices of the U.S. government to review the Outbound Investment Program to determine if it includes “sufficient controls to address national security threats” and directs the Secretary of the Treasury to make recommendations to the President of possible modifications to the Program by April 1, 2025. In addition, on February 21, 2025 President Trump issued the America First Investment Policy Memorandum which, among other things, contemplates possible application of the Outbound Investment Program to a wider range of technologies, including biotechnology, hypersonics, aerospace, advanced manufacturing, directed energy, and other areas “implicated by the PRC's national Military-Civil Fusion strategy” and applying restrictions to a wider range of investments, including publicly traded securities. The memorandum directs the Secretary of Treasury, in consultation with other relevant agencies, to promulgate rules and regulations to implement these policies. Possible changes to the Final Rule could limit our ability to raise capital or contingent equity capital from U.S. investors in the future, or our ability to raise such capital may be significantly and negatively affected, which could be detrimental to our capital raising capacity and our business, financial condition and prospects. In addition, changes to the Publicly Traded Securities Exception or other aspects of the Final Rule could prohibit the holding or trading of our shares by U.S. persons or make our shares less attractive to such investors. In such cases, the value of the shares may significantly decline, or in extreme cases, become worthless.

On February 29, 2024, the U.S. Department of Commerce commenced a study on the risks that “connected vehicles” could pose to the United States and on March 1, 2024 published an advance notice proposed rulemaking, CV ANPRM, that requested comments on issues related to inputs (including software and hardware) from certain countries considered to be a “foreign adversary”, including the PRC, to the U.S. information and communications technology and services (ICTS) supply chain for connected vehicles in the United States. The CV ANPRM contemplates possible regulations to monitor, limit or ban these inputs.

Following the public comment period on the CV ANPRM, on September 26, 2024, the BIS published a proposed rule that would prohibit the importation into the United States of certain vehicle connectivity system, VCS, hardware from China or Russia. Additionally, the proposed rule would restrict the importation, sale, or distribution within the United States of completed connected vehicles incorporating VCS or automated driving system software, as well as prohibit manufacturers owned by, controlled by, or under the jurisdiction of China or Russia from selling such vehicles in the U.S. The prohibitions would apply to VCS hardware and software that are designed, developed, manufactured, or supplied by entities owned by, controlled by, or under the jurisdiction of China or Russia. On January 16, 2025, the BIS published final rules that are substantially similar to the proposed rules published on September 26, 2024. The final rules takes effect on March 24, 2025 and restricts the importation of BEVs into the U.S. that incorporate VCS or automated driving system software covered by the rule for BEVs manufactured after the model year 2027, unless a “specific authorization” from the BIS is obtained. The process of obtaining such special authorization could be administratively burdensome, time consuming and expensive and, where required, we cannot assure you that we will be successful in obtaining as specific authorization, in which case, our global sales will be materially and adversely effected which in turn would have a material adverse effect on our financial condition and results of operation. Additionally, the specific authorization may be granted with conditions that must be met. Such conditions, which are subject to revision by the BIS, may include technical controls (e.g., software validation) or operational controls (e.g., physical and logical access monitoring procedures), that are either permanent or temporary, with a focus on the supply chain element that involves a link to a foreign adversary to mitigate any undue or unacceptable risk posed by the transaction. As a default, specific authorizations will be approved for a duration of no less than one (1) calendar year, except on a case-by-case basis under certain exceptions including model years that are actively being sold or imported as of the effective date of the rule, for situations in which supply chains are affected by force majeure events, or due to an unexpected change in the supply chain during model year production. Furthermore, the businesses and operations of our customers and business partners could come under the surveillance of or become restricted by the final rules, which could then require us to modify our products or otherwise adjust our operations, which may be costly, time-consuming, and disruptive to our operations and financial performance, if achievable at all. As a result, our business and operations could be severely disrupted, which could materially and adversely affect our results of operations and financial condition.

In addition to the foregoing, we have been closely monitoring domestic policies in the U.S. designed to restrict certain Chinese companies from supplying or operating in the U.S. market. These policies include the Clean Network project initiated by the U.S. Department of State in August 2020 and new authorities granted to the Department of Commerce to prohibit or restrict the use of information and communications technology and services. Policies like these may deter U.S. users from accessing and/or using our apps, products and services, which could adversely impact our user experience and reputation.

Finally, the conflict in the Red Sea and the conflict between Russia and Ukraine have, and are likely to continue to, generate uncertain geopolitical conditions, sanctions, and other potential impacts on the global economic activities. While we do not have substantial operations in these areas or any direct suppliers (i.e., Tier 1 supplier) from these areas, there is no guarantee that these geopolitical tensions will not cause reduce levels of trade, investments and technological exchanges, or result in disruption to our global economic activities and supply chains, which in turn may have an adverse impact on our business and results of operations.
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
We lease the premises as research and development centers, delivery and servicing centers, factories and offices. We cannot assure you that we would be able to renew the lease agreements without substantial additional cost or increase in the rental cost payable by us. If a lease agreement is renewed at a rent substantially higher than the current rate, or currently existing favorable terms granted by the lessor are not extended, our business and results of operations may be adversely affected.

If we do not appropriately maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, we may be unable to accurately report our financial results and the market price of our securities may be adversely affected.

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2024. See “Item 15. Controls and Procedures.” An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2012 relating to internal controls over financial reporting. Our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse report if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.
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
As of December 31, 2024, we had 692 registered patents and 729 pending patent applications globally. We cannot assure you that all our pending patent applications will result in issued patents. Even if our patent applications are granted and we are issued patents accordingly, it is still uncertain whether these patents will be contested, circumvented, or invalidated in the future. In addition, the rights granted under any issued patents may not provide us with meaningful protection or competitive advantages. The claims under any patents may not be broad enough to prevent others from developing technologies that are similar or that achieve results similar to ours. It is also possible that the intellectual property rights of others could bar us from licensing and exploiting our patents. Numerous patents and pending patent applications owned by others exist in the fields where we have developed and are developing our technologies. These patents and patent applications might have priority over our patent applications and could subject our patent applications to invalidation. Finally, in addition to those who may claim priority, any of our existing patents or pending patent applications may also be challenged by others on the basis that they are otherwise invalid or unenforceable.
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
We use open-source software in our proprietary software and will use open-source software in the future. Companies that incorporate open-source software into their proprietary software and products have, from time to time, faced claims challenging the use of open-source software and compliance with open source license terms. By the terms of certain open-source licenses, we could be required to release the source code of our proprietary software, and to make our proprietary software available under open-source licenses to third parties at no cost, if we combine our proprietary software with open source software in certain manners. Although we monitor our use of open-source software, we cannot assure you that all open-source software is reviewed prior to use in our software, that our developers have not incorporated open-source software into our proprietary software, or that they will not do so in the future. In addition, companies that incorporate open-source software into their products have, in the past, faced claims seeking enforcement of open-source license provisions and claims asserting ownership of open source software incorporated into their proprietary software. If an author or other third party that distributes such open-source software were to allege that we have not complied with the conditions of an open-source license, we could incur significant legal costs defending ourselves against such allegations. In the event such claims were successful, we could be subject to significant damages or be enjoined from the distribution of our proprietary software. In addition, the terms of open-source software licenses may require us to provide software that we develop using such open-source software to others on unfavorable license terms.
As a result of our current or future use of open-source software, we may face claims or litigation, be required to release our proprietary source code, pay damages for breach of contract, re-engineer our proprietary software, discontinue making our proprietary software available in the event re-engineering cannot be accomplished on a timely basis or take other remedial action. Any such re-engineering or other remedial efforts could require significant additional research and development resources, and we may not be able to successfully complete any such re-engineering or other remedial efforts. Further, in addition to risks related to license requirements, use of certain open-source software can lead to greater risks than use of third-party commercial software, as open-source licensors generally do not provide warranties or controls on the origin of the software. Any of these risks could be difficult to eliminate or manage, and, if not addressed, could have a negative effect on our business, financial condition and results of operations.

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
On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. As of the date of this annual report, the PCAOB has not issued any new determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in any jurisdiction. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file our annual report on Form 20-F for the fiscal year ended December 31, 2024.
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

The 2019 PRC Foreign Investment Law specifies that foreign investments shall be conducted in line with the “negative list” to be issued by or approved to be issued by the State Council. A foreign invested enterprise would not be allowed to make investments in prohibited industries set out in the “negative list” while a foreign invested enterprise must satisfy certain conditions stipulated in the “negative list” for investment in restricted industries. While our mainland China subsidiaries are not currently subject to foreign investment restrictions as set forth in the presently effective Special Management Measures (Negative List) for the Access of Foreign Investment (2024 Version), or the 2024 Negative List,
it is uncertain whether any of their business operation will be subject to foreign investment restrictions or prohibitions set forth in the “negative list” to be issued in the future. If any part of our business operation falls in the “negative list” or if the interpretation and implementation of the 2019 PRC Foreign Investment Law and any future “negative list” mandate further actions, such as market entry clearance granted by the Ministry of Commerce, we face uncertainties as to whether such clearance can be timely obtained, or at all. We cannot assure you that government authorities will not interpret or implement the 2019 PRC Foreign Investment Law in the future in a way that will materially impact the viability of our current corporate governance and business operations.

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

As of December 31, 2024, most of our mainland China subsidiaries at that time had not made appropriations to statutory reserves as they at that time reported accumulated loss. For a detailed discussion of applicable PRC regulations governing distribution of dividends, see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation on Dividend Distribution.”

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

Very limited hedging options are available in mainland China to reduce our exposure to exchange rate fluctuations. Currently, we do not have any hedging transactions to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

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

As of December 31, 2024, most of our subsidiaries located in mainland China reported accumulated loss and therefore they had no retained earnings for offshore distribution. In the near term, we intend to re-invest all earnings, if any, generated from our mainland China subsidiaries for the operation and expansion of our business in China. Should our tax policy change to allow for offshore distribution of our earnings, we would be subject to a significant withholding tax. Our determination regarding our qualification to enjoy the preferential tax treatment could be challenged by the tax authority and we may not be able to complete the necessary filings with the tax authority and enjoy the preferential withholding tax rate of 5% under the arrangement with respect to dividends to be paid by our mainland China subsidiaries to our Hong Kong subsidiary.

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

Under the law of mainland China, all lease agreements are required to be registered with the local housing authorities. We presently lease several premises in mainland China, but these premises have not completed the registration of the ownership rights or the registration of our leases with the authorities. Failure to complete these required registrations may expose our landlords, lessors and us to potential monetary fines. If these registrations are not obtained in a timely manner or at all, we may be subject to monetary fines or may have to relocate our offices and incur the associated losses.

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

Sales of a substantial number of our securities, or the perception that those sales might occur, could result in a significant decline in the public trading price of our securities and could impair our ability to raise capital through the sale or issuance of additional equity securities. We have registered for the resale by certain of our shareholders of up to 291,679,672 Class A Ordinary Shares pursuant to certain registration rights granted to such shareholders in connection with the Business Combination. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder will have on the market price of our Ordinary Shares. If any existing shareholder or shareholders sell a substantial amount of ordinary shares, the market price of our Ordinary Shares could decline.

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

As of February 28, 2025, there were 23,871,971 Warrants outstanding. Each Warrant entitles its holder to purchase one Class A Ordinary Share at an exercise price of US$11.50 per share (subject to adjustment). To the extent Warrants are exercised, additional Class A Ordinary Shares will be issued, which will result in dilution to our then existing shareholders and increase the number of Class A Ordinary Shares eligible for resale in the public market. The number of Warrants outstanding is equal to approximately 8.1% of our total outstanding Class A Ordinary Shares or 7.0% of our currently outstanding ordinary shares, as of February 28, 2025. Sales of substantial numbers of such shares in the public market could depress the market price of the Class A Ordinary Shares.

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

ECARX Holdings adopts a dual-class voting structure such that our ordinary share capital consists of Class A Ordinary Shares and Class B Ordinary Shares. Both Class A Ordinary Shares and Class B Ordinary Shares confer the same rights other than voting and conversion rights. Each holder of Class A Ordinary Shares is entitled to one vote per share and each holder of Class B Ordinary Shares is entitled to 10 votes per share on all matters submitted to them for a vote. Class A Ordinary Shares and Class B Ordinary Shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. The memorandum and articles of association of ECARX, as amended from time to time, may provide for the instances where the holders of Class A Ordinary Shares and Class B Ordinary Shares may vote as a separate class. Under the amended and restated memorandum and articles of association of ECARX Holdings, Class A Ordinary Shares and Class B Ordinary Shares will vote as a separate class if any rights attaching to either Class A Ordinary Shares or Class B Ordinary Shares are being materially and adversely varied. Such variation requires the consent in writing of the holders of at least two-thirds of the issued Class A Ordinary Shares or Class B Ordinary Shares (as the case may be) or with the sanction of a special resolution passed at a separate meeting of the holders of Class A Ordinary Shares or Class B Ordinary Shares (as the case may be). The Companies Act (As Revised) of the Cayman Islands also provides where a compromise or arrangement is proposed between a Cayman Islands company and its shareholders or any class of them, the court may, on the application of the company or of any shareholder of the company, order a meeting of the shareholders of the company or class of shareholders, as the case may be, to be summoned in such manner as the court directs. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time at the option of the holder thereof, whereas Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Upon (i) any direct or indirect sale, transfer, assignment, or disposition of such number of Class B Ordinary Shares by the holder thereof or the direct or indirect transfer or assignment of the voting power attached to such number of Class B Ordinary Shares through voting proxy or otherwise to any person that is not Mr. Eric Li (Shufu Li) or Mr. Ziyu Shen or their respective affiliate or (ii) any direct or indirect sale, transfer, assignment, or disposition of a majority of the issued and outstanding voting securities of, or the direct or indirect transfer or assignment of the voting power attached to such voting securities through voting proxy or otherwise, or the direct or indirect sale, transfer, assignment, or disposition of all or substantially all of the assets of, a holder of Class B Ordinary Shares that is an entity to any person that is not Mr. Eric Li (Shufu Li) or Mr. Ziyu Shen or their respective affiliate, such Class B Ordinary Shares are automatically and immediately converted into the equal number of Class A Ordinary Shares.

Mr. Eric Li (Li Shufu) and Mr. Ziyu Shen, founders of ECARX, collectively own all of the Class B Ordinary Shares. These Class B Ordinary Shares constitute 14.4% of our total issued and outstanding share capital and 62.7% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure. As a result of the dual-class share structure and the concentration of control, holders of Class B Ordinary Shares have considerable influence over matters such as decisions regarding election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of control may discourage, delay, or prevent a change in control of us, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of us and may reduce our share price. This concentrated control will limit the ability of holders of Class A Ordinary Shares to influence corporate matters and could discourage others from pursuing any potential merger, takeover, or other change of control transactions that holders of Class A Ordinary Shares may view as beneficial.

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

The Warrant Agreement provides that, subject to applicable law, (i) any action, proceeding or claim against us arising out of or relating in any way to the Warrant Agreement, will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and (ii) we irrevocably submit to such jurisdiction, which jurisdiction shall be the exclusive forum for any such action, proceeding or claim. We have waived any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum. Notwithstanding the foregoing, these provisions of the Warrant Agreement do not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. Any person or entity purchasing or otherwise acquiring any interest in any Warrants under the Warrant Agreement shall be deemed to have notice of and to have consented to the forum provisions of the Warrant Agreement. If any action, which is referred to as a “foreign action,” the subject matter of which is within the scope of the forum provisions of the Warrant Agreement, is filed in a court other than a court of the State of New York or the United States District Court for the Southern District of New York in the name of any holder of the warrants, such holder shall be deemed to have consented to: (i) the personal jurisdiction of the state and federal courts located in the State of New York in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”), and (ii) having service of process made upon such holder in any such enforcement action by service upon such warrant holder’s counsel in the foreign action as agent for such holder.

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

The Grand Court of the Cayman Islands may not (i) recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (ii) in original actions brought in the Cayman Islands, impose liabilities against us predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands will, at common law, recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without any re-examination of the merits of the underlying dispute based on the principle that the judgment of the competent foreign court imposes upon the judgment debtor an obligation to pay a liquidated sum for which such judgment has been given, provided such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

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

Based on the current and anticipated value of our assets and the composition of our income and assets, including goodwill and other unbooked intangibles, we do not believe we were a PFIC for our taxable year ended December 31, 2024 and we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, this conclusion is a factual determination that must be made annually at the close of each taxable year on the basis of the composition of our income and assets and our subsidiaries’ income and assets and, thus, is subject to change. Furthermore, fluctuations in the market price of our Class A Ordinary Shares may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our Class A Ordinary Shares from time to time (which may be volatile). Accordingly, there can be no assurance that we or any of our subsidiaries will not be treated as a PFIC for any taxable year. If we or any of our subsidiaries is a PFIC for any taxable year, or portion thereof, that is included in the holding period of a beneficial owner of our Class A Ordinary Shares or Warrants that is a U.S. Holder, such U.S. Holder may be subject to certain adverse U.S. federal income tax consequences and may be subject to additional reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our Class A Ordinary Shares or Warrants, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our Class A Ordinary Shares or Warrants, unless we were to cease to be a PFIC and the U.S. Holder were to make certain elections with respect to our Class A Ordinary Shares or Warrants.

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

In January 2024, we acquired a controlling equity interest in Suzhou Photon-Matrix Optoelectronics Technology Co., Ltd., positioning as a provider of new components, including LiDAR, for intelligent vehicles more broadly. Suzhou Photon-Matrix is currently involved in research and development activities while also pursuing business opportunities in the intelligent vehicles and autonomous driving industry.

In August 2024, we sold our minority stake of 40% in HaleyTek AB, or HaleyTek, to Volvo Cars while maintaining our collaboration with Volvo Cars and HaleyTek on the development of automotive software.

We started in-house production at our Hangzhou Fuyang facility since April 2024, marking a critical milestone in the Company’s strategy to vertically integrate our production and supply chain capabilities. In July 2024, we acquired Hubei Dongjun Automotive Electronic Technology Co., Ltd., which marks a significant step towards building our in-house production capabilities in China.

In December 2024, our board of directors authorized a share repurchase program under which we may repurchase up to US$20,000,000 of our Ordinary Shares until the close of business on September 30, 2025, U.S. Eastern Time. As of February 28, 2025, the Company has repurchased 1,903,075 shares at an average price of US$2.0613 per share.

The mailing address of our principal executive office is 12/F, Tower 2, Park Place, 88 Baise Road, Xuhui District, Shanghai 200231, People’s Republic of China, and its phone number is +86 (571) 8530-6942. Our corporate website address is https://www.ecarxgroup.com/. The information contained in, or accessible through, our website does not constitute a part of this annual report.
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
We have established a successful track record since our inception. As of December 31, 2024, there were over 8.1 million vehicles on the road with ECARX products and solutions onboard. As of December 31, 2024, we had a team of over 1,900 based in 12 major locations in China, UK, USA, Sweden and Germany approximately 71% of whom are involved in research and development, providing the foundation for us to serve 28 vehicle brands across the globe.
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

Our first-generation automotive computing platform product launched in 2017 was designed for mainstream distributed electronic/electrical architecture. We began working on our digital cockpit in 2019. We launched our first-generation and second-generation digital cockpit products in 2021. We launched our Antora computing platforms and released our Makalu computing platform in March 2023. We also launched the Atlas, Pikes and Galena computing platforms in March 2024.

We continue to develop automotive central computing platforms to move from a domain-based electronic/electrical architecture to a more centralized computing platform. We launched Super Brain (SPB), our first central computing platform, in 2023 and we released Antora1000SPB and Antora1000 Pro SPB in March 2024.

Infotainment Head Unit (IHU)

Our IHU supports around view monitoring integration, augmented reality navigation and local-end natural language understanding and processing in addition to regular infotainment functions such as speech assistant service, navigation service, and multi-media. As we continue to upgrade our products, our current IHU product line ranges from IHU 1.0 to IHU 5.0. In 2017, we launched our first-generation IHU. The first major upgrade of our IHU, IHU 3.0, was made at the end of 2018 with the launch of the E01 SoC core module. IHU 3.0 has been widely deployed across multiple vehicle product lines in China and in Malaysia. IHU 5.0, supported by with the second-generation E-series core module, E02, represents a further upgrade of our IHU products. Our IHU 5.0 can also be equipped with V01, our first-generation of automotive-grade AI voice SoC which we collaborated with our business partners. IHU 5.0 has been deployed in certain Geely ecosystem brand vehicles since 2021 as well as in Changan Mazda and Dongfeng Peugeot-Citroën automobile models.

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

Our digital cockpit products offer advanced features such as driver information module, heads-up display, rear seat entertainment, multiple-displays, multi-zone voice recognition, 3D user experience, and support for function and ecosystem tailored for each region globally. Our first- and second-generation digital cockpit products are powered by our E03 core module and the Qualcomm® Snapdragon SA8155P, respectively, and have been deployed on Geely, Lynk & Co, smart and Zeekr models since July 2021. Our second-generation digital cockpit products have also been deployed on the Lotus Eletre Hyper-SUV since March 2023. We launched our Antora computing platforms and released our Makalu computing platform in March 2023. We also launched the Atlas, Pikes and Galena computing platforms in March 2024.

To lead the vehicle intelligence with supercomputing capability, flash information exchange as well as smart cockpit and ADAS fusion experience, We are developing the automotive central computing platform to move from a domain-based electronic/electrical architecture to a more centralized computing platform. We launched our first central computing platform super brain known as SPB in 2023. We released Antora1000 SPB and Antora1000 Pro SPB in 2024, completing upgrading smart cockpit computing platform into central computing platform. We also launched Atlas and Pikes Computing Platforms in 2024 to empower the future vehicle intelligence.

Antora Computing Platforms

Our current flagship automotive computing platform product is the Antora series. It is specifically designed to increase the overall computing power and meet the increasing SoC demand of vehicles.

The Antora series includes two core products, Antora 1000 computing platform and Antora 1000 Pro computing platform, both of which offer a lower power consumption relative to previous generations of computing platforms and enable fast data transmission rates while supporting rich hardware configurations, and meet stringent requirements for function safety and cybersecurity. The Antora series provides a multi-core computing engine, with which automotive OEMs no longer need to replace the hardware platforms every few years in light of the Antora series’ outstanding computing power. This offers an efficient hardware architecture to automotive OEMs and help them speed up time to market.
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
•Antora 1000 Pro computing platform: By integrating cockpit and parking modules, Antora 1000 Pro computing platform provides the industry with a strong scalability for vehicles with enhanced ADAS and remote parking technologies, features that many automotive OEMs are working to implement into their fleet. Antora 1000 Pro has been debuted in Lynk & Co 08, Lynk & Co 07 and LEVC L380.

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

Galena computing Platform

Empowered with Qualcomm Snapdragon® automotive-grade SA8155 SoCs, we collaborate with smart and Lynk & Co to create the unique design and user experience. The Galena computing platform integrates both Flyme Auto operating system and GAS.

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

We released two other central computing products in our SPB series in 2024. Antora1000 SPB and Antora1000 Pro SPB, redefining the Antora series as central computing platforms. Antora1000 SPB is our first one chip supercomputing controller based on SE1000. Antora1000 Pro SPB is one board with dual SE1000 chips. Powered by SPB, Antora1000 Series SPB is becoming the all-in-one solution that supports intelligent cockpit, autonomous driving assistance and parking assistance.

SoC Core Modules

SoC core modules have been a key component of our technology portfolio since our inception. We started out by working with several semiconductor companies to ensure the SoC core modules meet automotive requirements. While Tier 1 automotive suppliers typically procure consumer grade SoCs developed for the general use in the information and communications technology sector, we work with our chip partner so they can build in automotive OEM-specific requirements and customize automotive grade SoC core modules to deliver enhanced compatibility and functionality. We add key integrated circuits (such as power management integrated circuit, storage (module storage), and interface units (rich peripheral interfaces)), tool chains, and algorithms on top of chips purchased form our suppliers to buildSoC core modules.

Our current production E-Series (E01, E02, and E03) SoC core modules are utilized in our IHU and digital cockpit platforms. The E series core modules incorporate 4G baseband technology and a powerful AI engine core that greatly enhances edge computing capabilities and speed of data analysis at the local end. As the computing-module basis, E series core modules simplify the re-development process for Tier 1 automotive suppliers and reduce the associated development cost and timeframe. We launched E01 and E02 core modules in 2018 and 2020, respectively. E01 core module is made specifically for connected vehicles, to further enhance user experience. E01 core module utilizes a high-speed 64-bit quad-core CPU combined with a dedicated GPU, supporting high-definition 1080p dual-screen display and a 4G modem that provides seamless in-vehicle connectivity and content delivery. E01 core module supports connectivity via 4G, Bluetooth, and Wi-Fi. In 2020, we launched a more powerful E02 core module, which is configured with an eight-core CPU and an independent neural processing unit. It has a built-in 4G TBOX and around view monitoring, which can deliver exceptional computing, graphics, and media processing performance, and is capable of operating in an extended range of thermal conditions. E02 core module has received AEC-Q104 standard certification and has neural processing unit capacity and product integration and supports three separate displays, video and multi-camera (up to six) input, 360-degree surround view system, instrument cluster integration, augmented reality navigation system, driver monitor system, facial recognition, and speed reverse functionalities. E03 core module is based on a high-performance chip customized for in-vehicle digital cockpit systems that we launched in 2021. E03 core module inherits the high computing power, high performance, and cost-effectiveness of prior generations, and is dedicated to the development of infotainment and smart digital cockpit systems. E03 core module utilizes a hardware assisted virtualization architecture to accommodate multiple systems and provide a hypervisor-less cockpit solution. It optimizes graphics processing unit performance and integrates excellent vision processing units. E03 core module also incorporates a hardware security module and is certified according to the AEC-Q100 G3 Grade 1 and ISO-26262-ASIL-B standards, boasting enhanced security. E03 core module has been deployed on Lynk & Co models since the third quarter of 2021.

We have tailored SoC core modules for our Antor, Makalu Computing Platform, Atlas and Pike, Qogir Computing Platform. For more information, please see “—Automotive Computing Platform—Digital Cockpit.”

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

Intelligent Cockpit

We started with the intelligent cockpit domain, where we built operating system components, based on Android, Linux, and RTOS, to bridge the functionalities of SoC and hardware with upper-level services and applications. We extended the functions of Android for Automotive so application developers can access more vehicle features.

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

Cloudpeak

Our global research and development teams have built Cloudpeak, a cross-domain system capability foundation, in collaboration with HaleyTek, a subsidiary of Volvo Cars.

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

We have empowered our client Volvo with Cloudpeak, which has been certified and launched in more than 80 countries worldwide and has begun user delivery at the beginning of 2024.

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

ECARX AutoGPT

Generative AI represents a significant leap forward in automotive technology, fundamentally transforming how drivers interact with their vehicles, and also reshaping the paradigm of automotive software development. We are developing ECARX AutoGPT, our in-house specialized large language model for the automotive industry, to drive the next generation AI Agent Operating System (AIOS) for intelligent vehicles. ECARX AutoGPT is tailor-made for automotive applications on top of the general large language models, integrating AutoAgent, AutoFlow, AutoScene and AutoEco as its core capabilities to enhance the in-vehicle experience.
•AutoAgent leverages extensive automotive knowledge and user data to provide intelligent interactions.
•AutoFlow autonomously selects and utilizes tools based on real-time needs for efficiency and safety during travel.
•AutoScene offers personalized, scenario-based services beyond traditional rule-based responses to meet users’ unique demands.
•AutoEco creates a next-generation AI service ecosystem, seamlessly connecting in-car applications with cross-device experiences, redefining intelligent mobility.

The ECARX AutoGPT driven AIOS is designed for global applications, cross-domain fusion, and onboard/offboard hybrid deployment to ensure the optimal user experience, data privacy and system efficiency.

Enhanced ADAS Software Stack

We aim to provide our users with comprehensive, safe, and reliable solutions for enhanced ADAS features. We have deployed our in-house ADAS algorithms (including battery electric vehicle, or BEV, large model) and supplier algorithms in chips, and built quantification and KPI verification capabilities.

Our base ADAS software has a full-stack of self-developed software whereas the middleware is based on the advanced combination of QNX + AP Autosar. Our ADAS application software features a full stack of proprietary integration, tracking, prediction, and planning control software. The parking module has the algorithms of AVM 360 surround view and transparent chassis, as well as the full stack self-research capabilities of Automated Parking Assist and Automated Valet Parking algorithms based on the fisheye BEV visual perception that we have developed. In terms of development and verification, we have accumulated full-link data closed-loop, data recycling capability and compliance datasets over the years, enabling our ADAS products to support OEMs to meet CNCAP 5-star requirements.

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

ECARX Skyland Pro ADAS platform, our first-generation autonomous driving control unit, or ADCU, combines parking and driving solutions to achieve active safety, navigation of pilot on high-speed elevated closed roads, and automated or remote parking assist. It is based on two efficient SoCs with a combined computing power of 116 TOPS and a high safety MCU, providing redundant system architecture and high-level functional safety. Using six driving perception cameras and four parking cameras, supplemented by radar and ultrasonic sensor and LiDAR as perception inputs, with the

ADCU as the computing core, the vehicle’s assisted driving planning and control signal outputs are realized, enabling driving and parking assist functions. Leveraging our strategic partnerships on the development of cutting-edge vision perception algorithms, we have engineered an innovative end-to-end full-stack software solution that satisfies the most stringent ISO-26262 safety standards. ECARX Skyland Pro ADAS platform is able to further support more advanced software such as BEV and LiDAR perception. And ECARX Skyland Pro ADAS platform already has been installed on Lynk & Co 08. The versatile suite seamlessly integrates critical capabilities including sensor fusion, prediction, planning, control, and environmental modelling modules. This is enabled by a robust foundation of underlying software and middleware to ensure stable performance in all conditions. As a result, our advanced driver assistance and active safety applications achieve the elevated benchmarks set by China’s New Car Assessment Program.
Additionally, the proprietary platform design provides flexibility for us to continually expand operational design domains and address complex long-tail scenarios across diverse regions.
Research and Development
As of December 31, 2024, approximately 70% of our full-time employees belong to the research and development division.
Our research and development centers currently span across China, Sweden, and the United States. We established our product development center in Gothenburg, Sweden in December 2020. This team is primarily responsible for digital cockpit operating system development, including the management of development and delivery. We opened a research and development facility in San Diego, California and an engineering center in Stuttgart, Germany.
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

Intellectual Property

We regard our patents, trademarks, copyrights, domain names, know-how, proprietary technologies, and similar intellectual property as critical to our success.

As of December 31, 2024, we had 692 registered patents and 729 pending patent applications globally.
Our ability to remain at the forefront of innovation in the industries in which we operate depends largely on our ability to obtain, maintain, and protect our intellectual property and other proprietary rights relating to our technology and to successfully enforce these rights against third parties. To accomplish this, we rely on a combination of intellectual property rights, such as patents, trademarks, copyrights, and trade secrets (including know-how), in addition to internal policies, and employee and third-party nondisclosure agreements, intellectual property licenses, and other contractual rights. Specifically, we enter into confidentiality and non-disclosure agreements with our employees, ecosystem partners (including suppliers), and other relevant parties to protect our proprietary rights. We also enact internal policies and procedures and employ encryptions and data security measures to provide additional safeguards. The foregoing notwithstanding, there can be no assurance that our efforts will be successful. Even if our efforts are successful, we may incur significant costs in defending our rights. It is equally important for us to operate without infringing, misappropriating, or otherwise violating the intellectual property or proprietary rights of others. From time to time, third parties may initiate litigation against us alleging infringement of their proprietary rights. A comprehensive discussion on risks relating to intellectual property is provided under the sections titled “Risk Factors — Risks Related to Our Business and Industry.

We are also planning to open an office in Singapore for R&D, IP holding, and supply chain management.

Regulations
Regulation on Foreign Investment

Guidance Catalog of Industries for Foreign Investment

Investments in mainland China by foreign investors and foreign-invested enterprises were regulated by the Guidance Catalog of Industries for Foreign Investment jointly promulgated by the Ministry of Commerce and the NDRC on June 28, 1995, and latest amended on June 28, 2017. The Guidance Catalog of Industries for Foreign Investment was repealed by (i) the Special Management Measures (Negative List) for the Access of Foreign Investment (2024 Version), or

the 2024 Negative List, which was jointly promulgated by the Ministry of Commerce and the NDRC on September 6, 2024, and took effect on November 11, 2024, and (ii) the Catalog of Industries for Encouraged Foreign Investment (2022 Version), or the 2022 Encouraged Catalog, which was jointly promulgated by the Ministry of Commerce and the NDRC on October 26, 2022, and took effect on January 1, 2023. The 2022 Encouraged Catalog and the 2024 Negative List set out the industries and economic activities in which foreign investment in mainland China is encouraged, restricted, or prohibited.

Industries not listed in the 2024 Negative List are generally considered to fall under a fourth, “permitted,” category. Foreign-owned enterprises are generally allowed to be wholly established in both encouraged and permitted industries. In contrast, some restricted industries are limited to equity or contractual joint ventures, and in some cases Chinese partners are required to hold the majority interests in such joint ventures. In addition, foreign investment in projects falling into the restricted category is subject to government approvals. For example, in certain value-added telecommunications services, foreign equity is capped at 50%, except in sectors such as e-commerce, domestic multi-party communications, store-and-forward, call centers. In the case of basic telecommunications services, control must remain with the Chinese party. Obtaining an ICP license, which is necessary for value-added telecommunications services for internet content provider, falls under the restricted category. Foreign investment is strictly prohibited for industries falling within the prohibited category, such as geodetic surveying, marine surveying and mapping, aerial photography for surveying and mapping, ground moving surveying and mapping, surveying and mapping of administrative boundaries and other mapping related fields. Prior to 2022, we conducted surveying and mapping services and ICP businesses through Hubei ECARX, the former VIE. We effected the Restructuring in 2022 and terminated the VIE corporate structure. The termination was due to the increased regulatory scrutiny over such structure and because the businesses and assets relating to surveying and mapping services and ICP businesses held by Hubei ECARX, the former VIE, were inconsequential to our operations in 2020 and 2021 and which we believe have not had and will not have any material impact on our business operations or financial results. Following the Restructuring in 2022, the contractual arrangement of the VIE structure was terminated and currently we do not have any VIE in China. We have not engaged in the surveying and mapping services and ICP businesses after the Restructuring.

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

PRC Company Law

The PRC Company Law was promulgated by the Standing Committee of the National People’s Congress on December 29, 1993 and subsequently amended on October 26, 2018. The PRC Company Law provides for the establishment, corporate structure and corporate management of companies and is applicable to foreign-invested enterprises in mainland China. The PRC Company Law was most recently amended on December 29, 2023 (as amended, the “Revised Company Law”), and the amendment took effect on July 1, 2024. Among others, the Revised Company Law requires that the registered capital of limited liability companies in mainland China be fully paid within five years. Companies incorporated before the promulgation and implementation of the Revised Company Law are required to gradually make adjustment to comply with the deadline. We may be required to accelerate the payment of capital contributions towards the registered capital of our mainland China subsidiaries and joint ventures. As of the date of this annual report, specific implementation measures of the Revised Company Law are yet to be prescribed by the State Council.

Regulation on Road Tests of Intelligent Connected Vehicles

On July 27, 2021, the MIIT, the Ministry of Public Security and the Ministry of Transport jointly issued the Good Practices for the Administration of Road Test and Demonstration Application of Intelligent Connected Vehicles (for Trial Implementation), or Circular 97, which took effect on September 1, 2021, and is the primary regulation governing road tests and demonstrations of intelligent connected vehicles in mainland China. Pursuant to Circular 97, road test refers to the test of self-driving function of intelligent connected vehicles carried out on the designated sections of highways (including expressways), urban roads, regional roads and other roads used for the passage of social motor vehicles. Prior to conducting a road test, the relevant entity must ensure the vehicle to be tested has undergone sufficient tests in specific areas such as testing areas or sites, and complies with applicable national and industry standards and specifications, requirements imposed by the relevant departments of the provincial or municipal government as well as the evaluation rules of the entity intending to conduct the road tests. Conditions for road tests must also be met, including that (i) the self-

driving function of the vehicle shall be tested by a third-party testing agency that is engaged in automobile-related business and recognized by the State or the provincial or municipal government; (ii) the operator of the testing area or site for the field test shall be an independent legal entity registered within the territory of mainland China; and (iii) the third-party testing agency shall publish items of its testing service and fee standards, be responsible for the authenticity of the test results and bear the corresponding legal liability. Any entity intending to conduct road tests shall submit an Intelligent Connected Vehicles Road Test Security Self Declaration to the relevant authorities at the provincial and municipal levels for confirmation. Such declaration shall specify the entity intending to conduct the road tests, the identification code of the vehicle, the name and ID number of the test driver, the duration of the test, the sections of roads and areas where tests will be conducted, the list of test items, and other relevant information. The testing duration shall not exceed 18 months in principle, and shall not exceed the validity period of the quality certificate of safety technical inspection and the insurance voucher. Any entity intending to conduct road tests shall apply to the administrative department of traffic under the Ministry of Public Security for a temporary car plate for each vehicle being tested.

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

Our business is subject to a variety of consumer protection laws, including the PRC Consumer Rights and Interests Protection Law, which was amended in 2013 and took effect on March 15, 2014. This law imposes stringent requirements and obligations on business operators. For example, business operators should guarantee that the products and services they provide satisfy the requirements for personal or property safety, and provide consumers with authentic information about the quality, function, usage, and term of validity of the products or services. Failure to comply with these consumer protection laws could subject us to administrative sanctions, such as the issuance of a warning, confiscation of illegal income, imposition of fines, an order to cease business operations, or revocation of business licenses, as well as potential civil or criminal liabilities. On March 15, 2024, the State Council promulgated the Regulations for the Implementation of the PRC Consumer Rights and Interests Protection Law. These regulations took effect on July 1, 2024 and provide detailed guidelines for business operators to follow in order ensure that the goods or services they offer to consumers meet the necessary safety standards. The implementation regulations specify that business operators must ensure that items provided to consumers, including items that are free-of-charge such as in the form of rewards, gifts, or trial products, adhere to these safety standards. Under these regulations, consumers are entitled to report any concerns regarding potentially defective goods or services that could pose risks to personal or property safety to the business operators or competent regulatory authorities. Additionally, business operators are prohibited from imposing different prices or fee schemes on consumers for the same goods or services under the same transactional terms and conditions without the acknowledgement of such consumers.

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

According to the PRC National Security Law issued by the Standing Committee of the National People’s Congress on February 22, 1993 and latest revised on July 1, 2015, China shall establish systems and mechanisms for national security review and supervision, conduct national security review on key technology, network information technology products and services related to national security to prevent and neutralize national security risks in an effective way. The PRC Cyber Security Law, which was promulgated on November 7, 2016 by the Standing Committee of the National People’s Congress and effective on June 1, 2017, provides that network operators shall perform their cyber security obligations and shall take technical measures and other necessary measures to protect the safety and stability of their networks. Under the Cyber Security Law, network operators are subject to various security protection-related obligations, including, among others, (i) network operators shall comply with certain obligations regarding maintenance of the security of internet systems; (ii) network operators shall verify users’ identities before signing agreements or providing certain services such as information publishing or real-time communication services; (iii) when collecting or using personal information, network operators shall clearly indicate the purposes, methods and scope of the information collection, the use of information collection, and obtain the consent of those from whom the information is collected; (iv) network operators shall strictly preserve the privacy of user information they collect, and establish and maintain systems to protect user privacy; (v) network operators shall strengthen management of information published by users, and when they discover information prohibited by laws and regulations from publication or dissemination, they shall immediately stop dissemination of that information, including taking measures such as deleting the information, preventing the information from spreading, saving relevant records, and reporting to the relevant governmental agencies. In addition, the Cyber Security Law requires that critical information infrastructure operators, or CIIOs, including CIIOs in the finance industry, generally shall store, within the territory of mainland China, the personal information and important data collected and produced during their operations in mainland China and their purchase of network products and services that affect or may affect national securities shall be subject to national cybersecurity review. CIIOs who use network products and services that have not been filed for or passed a cybersecurity review may be subject to the following penalties: (i) suspension of using such network products and services; (ii) a fine of more than one time and less than ten times the purchase price of such network products and services; (iii) a fine of more than RMB10,000 and less than RMB100,000 on the senior staff in and other staff directly responsible. On September 12, 2022, the CAC released the Decision on Amending the Cyber Security Law (Draft for Comments), which proposes to adjust the penalty imposable under (ii) above to a fine of more than one time and less than ten times the purchase price of such network products and services or a fine less than 5% of the previous year’s turnover. As of the date of this annual report, the revised Cyber Security Law (Draft for Comments) has not been formally adopted

On April 13, 2020, the CAC, the NDRC, and several other administrations jointly promulgated the Measures for Cybersecurity Review, which took effect on June 1, 2020. These measures establish the basic framework for national security reviews of network products and services, and provide the principal provisions for undertaking cybersecurity reviews. According to the Measures for Cybersecurity Review, when the purchase of network products and services by a CIIO influences or may influence national security, a cybersecurity review shall be conducted. In addition, the relevant regulatory authorities are still entitled to impose security reviews on network products and services that are deemed capable of affecting national security. CIIOs may voluntarily file for a cybersecurity review with CAC prior to purchasing network products and services if they deem their behavior affects or may affect national security based on self-assessment and self-evaluation. Notwithstanding the voluntary filing, the relevant authorities are entitled to initiate cybersecurity reviews accordingly. Cybersecurity reviews focus on assessing the national security risks associated with purchasing network products and services, mainly taking the following factors into account: (i) the risk of illegal control, interference or destruction of critical information infrastructure and of its important data being stolen, leaked or destroyed, arising from the purchase and utilization of network products and services; (ii) the potential harm on the business continuity of critical information infrastructure incurring from a disruption of network products and services supply; (iii) the safety, openness, transparency, diversity of sources of Network Products and Services; the reliability of suppliers; and the risk of supply disruption due to political, diplomatic, trade and other reasons; (iv) the level of compliance with PRC laws, administrative regulations and ministry rules of the suppliers of Network Products and Services; and (v) other factors that may harm critical information infrastructure and/or national security. In addition, on July 22, 2020, the Ministry of Public Security issued the Guiding Opinions on Implementing the Cybersecurity Graded Protection System and Critical Information Infrastructure Security Protection System to further improve the national cyber security prevention and control system. On December 28, 2021, the CAC and several other administrations jointly issued the Revised Measures for Cybersecurity Review, which took effect and replace the Measures for Cybersecurity Review on February 15, 2022. According to the revised measures, in addition to CIIOs purchasing network products or services that affect or may affect national security, any “online platform operator” carrying out data processing activities that affect or may affect national security should also be subject to a cybersecurity review, and any “online platform operator” possessing personal information of more than one million users must apply for a cybersecurity review before its listing overseas. In the event a member of the cybersecurity review working mechanism is in the opinion that any network product or service or any data processing activity affects or may affect national security, the Office of Cybersecurity Review shall report the same to the Central Cyberspace Affairs Commission for its approval under applicable procedures and then conduct a cybersecurity review in accordance with the revised Measures for Cybersecurity Review.

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

On March 22, 2024, the Cyberspace Administration of China published the Provisions on Promoting and Regulating Cross-bound Data Flows, which streamline and provide clarity to the governance framework for outbound data transfer. According to these provisions, data processors shall identify and declare important data in accordance with applicable provisions. For data that have not been publicly announced as and for which data processors have not been informed to be important data by the relevant authorities or regions, data processors are not required to report security assessment for its outbound data transfer as important data. These provisions also establish specific exemptions for outbound data transfer. For instance, data collected and generated in international trade, transnational transportation, academic cooperation and global manufacturing and marketing, which do not contain personal information or important data, are exempted from the compliance requirement for outbound data transfer, such as security assessment for outbound data transfer, the execution of standard contracts for outbound personal information transfer, or the authentication process for personal information protection.

On September 24, 2024, the State Council issued the Regulation on the Administration of Cyber Data Security, or the Cyber Data Security Regulation, which came into effect on January 1, 2025. The Cyber Data Security Regulation sets out certain requirements on network data processing activities, the security and protection of network data, and the reasonable and effective use of network data, and further sheds light on the protection of personal information, security of important data, management of cross-border security of network data and obligations of network platform service providers. The Cyber Data Security Regulation requires, among others, where network data processing activities carried out by a network data processor affect or may affect national security, national security review shall be conducted in accordance with applicable PRC law.

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

Regulation on Telecommunications Services

Telecommunications Regulations

The PRC Telecommunications Regulations promulgated by the State Council on September 25, 2000 and last amended on February 6, 2016, are the primary PRC regulations governing telecommunications services, which set out the general framework for the provision of telecommunications services in mainland China. The Telecommunications Regulations require that the network connection licensing system shall be implemented to telecommunications terminal equipment, radio telecommunications equipment and interconnection-related equipment, and the network connection license shall not be transferred. Whoever sells telecommunications terminal equipment without the network connection license shall be ordered to make correction and be imposed with a fine ranging from RMB10,000 to RMB100,000. ECARX (Hubei) Tech and its subsidiaries have obtained network connection licenses for the relevant ECARX products.

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

Pursuant to the PRC Criminal Law promulgated by the National People’s Congress on July 1, 1979 and last amended on December 29, 2023 and took effect on March 1, 2024, anyone that commits any of the following acts of trade secrets infringement, if the circumstances are serious, shall be sentenced to a fixed-term imprisonment of not more than 3 years and/or shall be fined; if the circumstances are especially serious, the infringing party shall be sentenced to a fixed-term imprisonment of not less than 3 years but not more than 10 years and shall be subject to fines: (i) obtaining trade secrets from their legal owners or holders through unfair methods such as theft, bribery, fraud, coercion, electronic intrusion, or any other illicit means; (ii) disclosing, using, or permitting others to use trade secrets obtained illegally under item (i) above; (iii) disclosing, using, or permitting others to use trade secrets in violation of any contractual agreements or any requirements of the legal owners or holders to keep such trade secrets confidential. Any person who has knowledge of the circumstances referred to above but nevertheless obtains, discloses, uses or allows others to use such trade secrets shall be deemed to have infringed upon trade secrets.

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

Regulation on Taxation

Enterprise Income Tax

According to the PRC Enterprise Income Tax Law promulgated by the National People’s Congress on March 16, 2007 and last amended on December 29, 2018 and the Implementation Rules of the PRC Enterprise Income Tax Law promulgated by the State Council on December 6, 2007 most recently amended on December 6, 2024 and effective on January 20, 2025, the income tax rate for both non-foreign owned mainland China companies and foreign-invested enterprises is 25% unless otherwise provided for specifically. Enterprises are classified as either mainland China resident enterprises or non-mainland China resident enterprises. In addition, enterprises established outside mainland China whose de facto management bodies are located in mainland China are considered mainland China resident enterprises and subject to the 25% enterprise income tax rate for their global income. An income tax rate of 10% applies to dividends declared to non-mainland China resident enterprise investors that do not have an establishment or place of business in mainland China, or that have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within mainland China.

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

Value-Added Tax

Pursuant to the PRC Provisional Regulations on Value-Added Tax effective on January 1, 1994 and last amended on November 19, 2017, the implementation rules effective on December 25, 1993 and last amended on October 28, 2011, and the Decisions on Abolishing the PRC Provisional Regulations on Business Tax and Amending the PRC Provisional Regulations on Value-Added Tax, promulgated on November 19, 2017, the PRC government imposes value-added tax, or VAT, on all enterprises and persons engaged in the sale of goods, provision of processing, repairing, and replacement services, and sales of services, intangible assets and real property in mainland China, as well as the importation of goods into mainland China. The rates have varied over time. Pursuant to the Announcement on Relevant Policies for Deepening

Value-Added Tax Reform effective on April 1, 2019, we are currently subject to VAT at rates between 6% and 13% on the products and services we provide, less any deductible VAT we have already paid or borne. We are also subject to surcharges on VAT payments in accordance with PRC law. On December 25, 2024, the Standing Committee of the National People’s Congress of the PRC promulgated the Value-Added Tax Law of the People’s Republic of China, or the new VAT Law, which will become effective on January 1, 2026 and the above provisional regulations will be superseded. The new VAT Law includes a clear legislative purpose, maintaining the current tax burden, and allowing the State Council to introduce special VAT policies to support small businesses and key industries. The law maintains current tax rates of 13%, 9%, and 6%, clarifies the scope of taxable services, and reduces the situations deemed as taxable transactions. It also integrates non-taxable items and establishes VAT as an outside-the-price tax, with a unified 3% tax rate for simplified taxation.

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

Regulation on Anti-Monopoly

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

The Ministry of Commerce has stated on its official website that, following the implementation of the Foreign Investment Law, the approval and filing requirements for establishing or changing foreign-invested enterprises are no longer required. For example, on April 9, 2024, The Ministry of Commerce responded to a query regarding whether the approval process outlined in the M&A Rules is still necessary after the Foreign Investment Law came into effect. The response clarified that since 2020, the Ministry of Commerce no longer requires approval or filing for the establishment or changes of foreign-invested enterprises. Foreign investors acquiring domestic companies must still comply with the M&A Rules, but the approval procedure with the Ministry of Commerce is no longer required.

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

Regulation on Environment Protection

Pursuant to the PRC Environmental Protection Law promulgated by the Standing Committee of the National People’s Congress of the PRC, in December 1989, last amended in April 2014 and effective in January 2015, any entity which discharges or will discharge pollutants during its course of operations or other activities must implement effective environmental protection safeguards and procedures to control and properly treat waste gas, waste water, waste residue, dust, malodorous gases, radioactive substances, noise vibrations, electromagnetic radiation and other hazards produced during such activities. According to the provisions of the PRC Environmental Protection Law, in addition to other laws and regulations of mainland China, the Ministry of Environmental Protection and its local counterparts take charge of administering and supervising said environmental protection matters.

Pursuant to the PRC Environmental Protection Law, the environmental impact statement on any construction project must assess the pollution that the project is likely to produce and its impact on the environment, and stipulate preventive and curative measures; the statement shall be submitted to competent administrative department of environmental protection for approval. Installations for the prevention and control of pollution in construction projects must be designed, built and commissioned together with the principal part of the project.

Pursuant to the PRC Environment Impact Assessment Law, which was promulgated in October 2002 and most recently amended in December 2018, mainland China implements a classification-based management on the environmental impact assessment of construction projects according to the impact of the construction projects on the environment. Construction units, which fall within corresponding classified administration catalog, shall prepare an Environmental Impact Report or an Environmental Impact Statement, or fill out the Environmental Impact Registration Form.

Pursuant to the Regulations on Urban Drainage and Sewage Disposal, which was promulgated in October 2013 and came into effect in January 2014, and the Measures for the Administration of Permits for the Discharge of Urban Sewage into the Drainage Network, which was promulgated in January 2015, amended on December 1, 2022 and became effective on February 1, 2023, drainage entities covered by urban drainage facilities shall discharge sewage into urban drainage facilities in accordance with the provisions of the state. Where a drainage entity needs to discharge sewage into urban drainage facilities, it shall apply for a drainage license in accordance with the provisions of these Measures. The drainage entity that has not obtained the drainage license shall not discharge sewage into urban drainage facilities.

Regulation on Fire Control

Pursuant to the PRC Fire Safety Law promulgated by the SCNPC in April 1998 and last amended and implemented on April 29, 2021, and the Interim Provisions on Administration of Fire Control Design Review and Acceptance of Construction Project promulgated by the Ministry of Housing and Urban-Rural Development on April 1, 2020, last amended on August 21, 2023 and effective on October 30, 2023, the construction unit of other construction projects must complete the fire protection filing of the fire protection completion acceptance within five working days after the completion acceptance of the construction project. If a construction project fails to pass the fire safety inspection before it is put into use, or does not meet the fire safety requirements after the inspection, it will be ordered to suspend the construction and use of such project, or suspend production and business, and be imposed a fine.

C.Organizational Structure
The following diagram illustrates our corporate structure, including our subsidiaries as of the date of this annual report.
D.Property, Plant and Equipment
Our main offices are located in various cities in China, including Hangzhou, Shanghai, Wuhan, Beijing, Dalian, Chengdu, and Suzhou. We also have offices in Gothenburg, Sweden, in London, United Kingdom, and in San Diego, United States. As of December 31, 2024, we had leased premises as summarized below and under operating lease agreements from independent third parties. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

Location	Approximate Size (Building) in Square Meters	Primary Use	Lease Term (years)
Hangzhou	5,378	Operation, R&D	5~7 years
Beijing	527	Product R&D	2 years
Shanghai	6,760	Operation, R&D	5 years
Wuhan	13,314	Product R&D	1~6 years
Dalian	2,290	Product R&D	2~4 years
Chengdu	1,311	Product R&D	3 years
Suzhou	5,673	Operation, R&D	3~5 years
Hong Kong	315	Operation	3 years
Gothenburg	2,164	Product R&D	5 years
London	1,500	Operation	10 years
San Diego	588	R&D	3 years
We started in-house production at our Hangzhou Fuyang facility since April 2024, marking a critical milestone in the Company’s strategy to vertically integrate our production and supply chain capabilities. In July 2024, we acquired Hubei Dongjun Automotive Electronic Technology Co., Ltd., as a significant supplement to our in-house production capabilities in China.

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
A.Operating Results
As a global mobility technology provider, we develop full stack automotive computing platforms including SoCs, central computing platforms, operating systems and software. Our current core products include infotainment head units, digital cockpits, autonomous driving control unit, vehicle chip-set solutions, a core operating system and integrated software stack.

We have established a successful track record since our inception. As of December 31, 2024, there were over 8.1 million vehicles on the road with ECARX products and solutions onboard. As of December 31, 2024, we had a team of over 1,900 employees based in 12 major locations in China, UK, USA, Sweden and Germany, approximately 71% of whom are involved in research and development, providing the foundation for us to serve 28 vehicle brands across the globe.

In 2024, we acquired a controlling financial interest in HF Tech Europe AB, an entity under common control. Comparative financial information for 2023 is presented by combining assets, liabilities, revenues, expenses, and equity of ECARX and HF Tech Europe AB using the pooling-of-interests method. All intercompany transactions and balances between the combining entities have been eliminated. Please refer to Note 3 of our audited consolidated financial statements included in this annual report.

Our total revenues increased by 31.9% from RMB3,562.0 million in 2022 to RMB4,699.7 million in 2023, and further by 18.3% to RMB5,561.3 million (US$761.9 million) in 2024. We recorded a net loss of RMB1,607.1 million, RMB1,015.5 million and RMB989.9 million (US$135.6 million) in 2022, 2023 and 2024, respectively.
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
Continued investments in R&D and innovation

Technology is a key competing factor in our industries and our financial performance will be significantly dependent on our ability to maintain our technological leadership. As of December 31, 2024, we had a team of over 1,900 full-time employees globally, among which approximately 71% are involved in research and development.

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

The following table sets forth a breakdown of revenues by type both in absolute amount and as a percentage of our revenues for the periods indicated.

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Revenues
Sales of goods revenues	2,433,964	68.3	3,311,507	70.5	4,405,485	603,549	79.2
Software license revenues	404,469	11.4	444,830	9.5	305,985	41,920	5.5
Service revenues	723,561	20.3	943,336	20.1	849,796	116,422	15.3
Total	3,561,994	100.0	4,699,673	100.0	5,561,266	761,891	100.0

Cost of revenues
Our cost of revenues can be categorized as cost of goods sold, cost of software license and cost of services, which are the costs and expenses that are directly related to providing our products, licenses and services to customers. These cost and expenses primarily include (i) costs of raw materials, production labor costs, and processing fee charged by outsourced factories, (ii) warehousing and transportation costs of inventories, (iii) staff costs of the quality control and supply chain departments, including share-based compensation expenses, and (iv) others, primarily consisted of depreciation, warranty cost, and license fees of software purchased from suppliers.
The following table sets forth a breakdown of our cost of revenues by nature both in absolute amount and as a percentage of our revenues for the periods indicated.

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Cost of revenues
Cost of goods sold	1,970,845	55.3	2,733,966	58.2	3,874,840	530,851	69.7
Cost of software license	126,807	3.6	120,289	2.6	128,162	17,558	2.3
Cost of services	470,463	13.2	572,712	12.2	404,074	55,358	7.3
Total	2,568,115	72.1	3,426,967	72.9	4,407,076	603,767	79.2

Gross profit and gross margin
Our gross profit represents our revenues less cost of revenues. Gross profit margin represents our gross profit as a percentage of revenue. In 2022, 2023 and 2024, our gross profit was RMB993.9 million, RMB1,272.7 million and RMB1,154.2 million (US$158.1 million), respectively, and our gross profit margin was 27.9%, 27.1% and 20.8%, respectively. The following table sets forth our gross profit and gross profit margin by types of revenue for the periods indicated.

	For the Year Ended December 31,
	2022		2023		2024
	Gross Profit	Gross Profit Margin	Gross Profit	Gross Profit Margin	Gross Profit		Gross Profit Margin
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Sales of goods	463,119	19.0	577,541	17.4	530,645	72,698	12.0
Software License	277,662	68.6	324,541	73.0	177,823	24,362	58.1
Service	253,098	35.0	370,624	39.3	445,722	61,064	52.5
Total	993,879	27.9	1,272,706	27.1	1,154,190	158,124	20.8
Operating expenses
Our operating expenses consist of (i) research and development expenses, (ii) selling, general and administrative expenses, (iii) other income, and (iv) others, net.
The following table sets forth a breakdown of our operating expenses both in absolute amount and as a percentage of our revenues for the periods indicated.

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Operating expenses
Research and development expenses	1,332,800	37.4	1,264,308	26.9	1,259,715	172,580	22.7
Selling, general and administrative expenses	1,310,207	36.8	931,467	19.8	777,178	106,473	14.0
Other income	(22,846)	(0.6)	(7,078)	(0.2)	—	—	—
Others, net	1,939	0.1	1,751	—	(464)	(64)	—
Total	2,622,100	73.6	2,190,448	46.7	2,036,429	278,989	36.6
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
Mainland China

Under the PRC Enterprise Income Tax Law effective from January 1, 2008 and last amended on December 29, 2018, our mainland China subsidiaries, and consolidated affiliated entities and their subsidiaries are subject to the statutory rate of 25%, subject to preferential tax treatments available to qualified enterprises in certain encouraged sectors of the economy. Enterprises that qualify as “high and new technology enterprises” are entitled to a preferential rate of 15% subject to renewal every three years. In December 2023, ECARX (Hubei) Tech Co., Ltd. was certified as a high and new technology enterprise ,or HNTE. and is entitled to benefit from a preferential income tax rate of 15% for a period of three years from 2023 to 2025 if HNTE status is satisfied in the relevant year. In November 2024, JICA Intelligent Robotics Co., Ltd. was certified as a high and new technology enterprise and is entitled to benefit from a preferential income tax rate of 15% for a period of three years from 2024 to 2027 if HNTE status is satisfied in the relevant year.
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

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Revenue
− Sales of goods revenues	2,433,964	68.3	3,311,507	70.5	4,405,485	603,549	79.2
− Software license revenues	404,469	11.4	444,830	9.5	305,985	41,920	5.5
− Service revenues	723,561	20.3	943,336	20.1	849,796	116,422	15.3
Total revenues	3,561,994	100.0	4,699,673	100.0	5,561,266	761,891	100.0
Cost
− Cost of goods sold	(1,970,845)	(55.3)	(2,733,966)	(58.2)	(3,874,840)	(530,851)	(69.7)
− Cost of software licenses	(126,807)	(3.6)	(120,289)	(2.6)	(128,162)	(17,558)	(2.3)
− Cost of services	(470,463)	(13.2)	(572,712)	(12.2)	(404,074)	(55,358)	(7.3)
Total cost of revenues	(2,568,115)	(72.1)	(3,426,967)	(72.9)	(4,407,076)	(603,767)	(79.2)
Gross profit	993,879	27.9	1,272,706	27.1	1,154,190	158,124	20.8
Operating expenses:
− Research and development expenses	(1,332,800)	(37.4)	(1,264,308)	(26.9)	(1,259,715)	(172,580)	(22.7)
− Selling, general and administrative expenses	(1,310,207)	(36.8)	(931,467)	(19.8)	(777,178)	(106,473)	(14.0)
− Other income	22,846	0.6	7,078	0.2	—	—	—
− Others, net	(1,939)	(0.1)	(1,751)	—	464	64	—
Total operating expenses	(2,622,100)	(73.6)	(2,190,448)	(46.6)	(2,036,429)	(278,989)	(36.6)
Loss from operation	(1,628,221)	(45.7)	(917,742)	(19.6)	(882,239)	(120,865)	(15.9)
Interest income	13,820	0.4	30,503	0.6	22,178	3,038	0.4
Interest expense	(44,543)	(1.3)	(79,309)	(1.7)	(133,761)	(18,325)	(2.4)
(Loss)/gain from equity method investments	(71,928)	(2.0)	(43,065)	(0.9)	40,329	5,525	0.7
Other non-operating (expenses) income	152,791	4.3	(9,525)	(0.2)	(34,895)	(4,781)	(0.6)
Loss before income taxes	(1,578,081)	(44.3)	(1,019,138)	(21.7)	(988,388)	(135,408)	(17.8)
Income tax (expenses) benefit	(29,065)	(0.8)	3,643	0.1	(1,482)	(203)	—
Net loss	(1,607,146)	(45.1)	(1,015,495)	(21.6)	(989,870)	(135,611)	(17.8)

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023
Revenues

	For the Year Ended December 31,
	2023	2024		Change
	RMB	RMB	US$	RMB	%

	(in thousands, except percentages)
Sales of Goods Revenues	3,311,507	4,405,485	603,549	1,093,978	33.0
Automotive computing platform	2,733,964	3,867,356	529,826	1,133,392	41.5
SoC core modules	496,939	532,946	73,013	36,007	7.2
Merchandise and other products	80,604	5,183	710	(75,421)	(93.6)
Software License Revenues	444,830	305,985	41,920	(138,845)	(31.2)
Service Revenues	943,336	849,796	116,422	(93,540)	(9.9)
Automotive computing platform–design and development service	677,651	565,855	77,522	(111,796)	(16.5)
Connectivity service	221,631	246,139	33,721	24,508	11.1
Other services	44,054	37,802	5,179	(6,252)	(14.2)
Total Revenues	4,699,673	5,561,266	761,891	861,593	18.3

Our revenues increased by RMB861.6 million from RMB4,699.7 million for the year ended December 31, 2023 to RMB5,561.3 million (US$761.9 million) for the year ended December 31, 2024, primarily due to an increase in sales volume of automotive computing platform products with Geely Auto and Geely ecosystem brand-penetration, partially offset by a decline in software license revenue and services revenue.

Sales of Goods Revenues. Sales of goods revenues increased by RMB1,094.0 million from RMB3,311.5 million for the year ended December 31, 2023 to RMB4,405.5 million (US$603.5 million) for the year ended December 31, 2024, primarily due to a RMB1,358 million increase attributable to the increase in the sales volume of automotive computing platform products, primarily driven by an increase in the sales volume of digital cockpits with Geely Auto and Geely ecosystem brand-penetration, and the ramping up of autonomous driving control unit (ADCU) sales volume, which was partially offset by a RMB224 million decrease resulting from changes in the per unit price. Additionally, a RMB132 million increase from SoC core modules unit price changes, offset by a RMB96 million and RMB75 million decline from decreased sales volume of SoC modules and automotive merchandise and other products, respectively.

Software License Revenues. Software license service revenues decreased by RMB138.8 million from RMB444.8 million for the year ended December 31, 2023 to RMB306.0 million (US$41.9 million) for the year ended December 31, 2024, primarily driven by a decrease in the sales volume of navigation and operating software and a decrease in intellectual property license revenue.

Service Revenues. Service revenues decreased by RMB93.5 million from RMB943.3 million for the year ended December 31, 2023 to RMB849.8 million (US$116.4 million) for the year ended December 31, 2024, principally as a result of a decrease in the total value of design and development contracts for automotive computing platforms completed during the year.
Cost of revenues

	For the Year Ended December 31,
	2023	2024		Change
	RMB	RMB	US$	RMB	%

	(in thousands, except percentages)
Cost of revenues
Cost of goods sold	2,733,966	3,874,840	530,851	1,140,874	41.7
Cost of software licenses	120,289	128,162	17,558	7,873	6.5
Cost of services	572,712	404,074	55,358	(168,638)	(29.4)
Total	3,426,967	4,407,076	603,767	980,109	28.6

Our cost of revenues increased by RMB980.1 million from RMB3,427.0 million for the year ended December 31, 2023 to RMB4,407.1 million (US$603.8 million) for the year ended December 31, 2024. The increase was primarily driven by an increase in sales volume of automotive computing platform products. The increased sales volume contributed to the increase in the cost of goods sold. The decrease in cost of services was mainly impacted by the decrease in service revenue.
Gross profit and gross margin

	For the Year Ended December 31,
	2023	2024		Change
	RMB	RMB	US$	RMB	%

	(In thousands, except percentages)
Gross profit	1,272,706	1,154,190	158,124	(118,516)	(9.3)
Gross margin (%)	27.1	20.8	20.8	—	6.3

Our gross profits decreased from RMB1,272.7 million for the year ended December 31, 2023 to RMB1,154.2 million (US$158.1 million) for the year ended December 31, 2024. The decrease in gross margin was attributable to the aggressive competition in the automotive sector, the pricing strategy implemented to stimulate automotive computing platform revenue growth, and a shift in the overall revenue mix in 2024 compared to the prior year. As a result, our gross margins decreased from 27.1% for the year ended December 31, 2023 to 20.8% for the year ended December 31, 2024, a decrease in gross margin of 6.3% percentage points.
Operating expenses

	For the Year Ended December 31,
	2023	2024		Change
	RMB	RMB	US$	RMB	%

	(In thousands, except percentages)
Operating expenses
Research and development expenses	1,264,308	1,259,715	172,580	(4,593)	(0.4)
Selling, general and administrative expenses	931,467	777,178	106,473	(154,289)	(16.6)
Other income	(7,078)	—	—	7,078	—
Others, net	1,751	(464)	(64)	(2,215)	(126.5)
Total	2,190,448	2,036,429	278,989	(154,019)	(7.0)

Research and development expenses. Our research and development expenses decreased by RMB4.6 million from RMB1,264.3 million for the year ended December 31, 2023 to RMB1,259.7 million (US$172.6 million) for the year ended December 31, 2024.

Selling, general and administrative expenses. Our selling, general and administrative expenses decreased by RMB154.3 million from RMB931.5 million for the year ended December 31, 2023 to RMB777.2 million (US$106.5 million) for the year ended December 31, 2024, primarily driven by improved operating efficiencies, a reduction in staff cost including share-based compensation expense, and lower outsourced consulting, and IT expenses.
Other income. Our other income represents recharges of certain management expenses to a related party. There were no recharges in 2024 due to the discontinued of the contractual arrangement with the related party.
Loss from operation
We had a loss from operation of RMB882.2 million (US$120.9 million) for the year ended December 31, 2024, narrowed by 4% in comparison with a loss from operation of RMB917.7 million for the year ended December 31, 2023. The decrease primarily attributable to the reduction in operating expenses, partially offset by a decline in gross margin due to competitive industry dynamics and the pricing strategy implemented to expand market share and revenue growth for automotive computing platform, as well as a shift in the overall revenue mix in 2024 compared to the prior year.

Interest income
Our interest income decreased by RMB8.3 million (US$1.1 million) from RMB30.5 million for the year ended December 31, 2023 to RMB22.2 million (US$3.0 million) for the year ended December 31, 2024, primarily due to the decrease in loans to related parties made during 2024.

Interest expense
Our interest expense increased by RMB54.5 million (US$7.5 million) from RMB79.3 million for the year ended December 31, 2023 to RMB133.8 million (US$18.3 million) for the year ended December 31, 2024, primarily due to additional interests accrued on convertible notes and increased short-term borrowings in 2024 compared to 2023.

Loss from equity method investments
We recorded a loss from equity method investments in the amount of RMB43.1 million for the year ended December 31, 2023 and a gain from equity method investments in the amount of RMB40.3 million (US$5.5 million) for the year ended December 31, 2024. The change was primarily due to a gain of RMB130 million from the partial sale of equity interest in SiEngine in 2024.

Other non-operating (expenses) income, net

Change in fair value of an equity security
We recorded a fair value loss of an equity security of RMB22.5 million and RMB44.0 million (US$6.0 million) for the years ended December 31, 2023 and 2024, respectively, which was mainly affected by the market prices of this listed equity security.

Change in fair value of warrant liabilities
We recorded a gain in fair value of warrant liabilities of RMB11.7 million for the year ended December 31, 2023, compared to a loss of RMB3.4 million (US$0.5 million) for the year ended December 31, 2024. The change in fair value is affected by the market price changes in warrants between two reporting dates.

Government grants
For the years ended December 31, 2023 and 2024, we received government grants totaling RMB60.6 million and RMB75.2 million (US$10.3 million), respectively, as a result of support and incentives from local governments, which primarily consisted of subsidies for research and development activities.

Foreign currency exchange gains, net
We recorded foreign currency exchange losses of RMB7.6 million (US$1.0 million) for the year ended December 31, 2024, compared to losses of RMB10.6 million for the year ended December 31, 2023. The decrease in foreign currency exchange losses was primarily attributable to the impact on non-functional currency transactions and account balances of the fluctuations in the foreign currency exchange rates.
Year Ended December 31, 2023 Compared to Year Ended December 31, 2022
Revenues

	For the Year Ended December 31,
	2022	2023	Change
	RMB	RMB	RMB	%

	(in thousands, except percentages)
Sales of Goods Revenues	2,433,964	3,311,507	877,543	36.1
Automotive computing platform	1,690,569	2,733,964	1,043,395	61.7
SoC core modules	660,554	496,939	(163,615)	(24.8)
Merchandise and other products	82,841	80,604	(2,237)	(2.7)
Software License Revenues	404,469	444,830	40,361	10.0
Service Revenues	723,561	943,336	219,775	30.4
Automotive computing platform–design and development service	468,770	677,651	208,881	44.6
Connectivity service	212,738	221,631	8,893	4.2
Other services	42,053	44,054	2,001	4.8
Total Revenues	3,561,994	4,699,673	1,137,679	31.9

Our revenues increased by RMB1,137.7 million from RMB3,562.0 million for the year ended December 31, 2022 to RMB4,699.7 million for the year ended December 31, 2023, primarily due to an increase in sales volume of digital cockpits with the launches of new vehicles programs by Geely Auto and Geely ecosystem brands, and higher design and development service revenue with further penetration into the electric vehicle markets.

Sales of Goods Revenues. Sales of goods revenues increased by RMB877.5 million from RMB2,434.0 million for the year ended December 31, 2022 to RMB3,311.5 million for the year ended December 31, 2023, primarily driven by an increase in sales volume of digital cockpits with the launches of new vehicles programs by Geely Auto and Geely ecosystem brands, and a shift in portfolio revenue mix from infotainment head units to digital cockpits, which have a higher total revenue per unit, and offset by a decrease in sales volume of SoC core modules.

Software License Revenues. Software license service revenues increased by RMB40.4 million from RMB404.5 million for the year ended December 31, 2022 to RMB444.8 million for the year ended December 31, 2023, primarily due to the growth in intellectual property licenses and new software solutions revenue.

Service Revenues. Service revenues increased by RMB219.7 million from RMB723.6 million for the year ended December 31, 2022 to RMB943.3 million for the year ended December 31, 2023. The increase was mainly attributable to higher design and development service revenue with further penetration into the electric vehicle markets.
Cost of revenues

	For the Year Ended December 31,
	2022	2023	Change
	RMB	RMB	RMB	%

	(in thousands, except percentages)
Cost of revenues
Cost of goods sold	1,970,845	2,733,966	763,121	38.7
Cost of software licenses	126,807	120,289	-6,518	(5.1)
Cost of services	470,463	572,712	102,249	21.7
Total	2,568,115	3,426,967	858,852	33.4

Our cost of revenues increased by RMB858.9million from RMB2,568.1 million for the year ended December 31, 2022 to RMB3,427.0 million for the year ended December 31, 2023. The increase was primarily driven by an increase in the sales volume of digital cockpits and a revenue shift to new digital cockpits which have a higher total cost per unit. The increased sales of these new products also contributed to the increase of cost of goods sold. The increase in cost of services is primarily attributable to the increased sales of the design and development services for automotive computing platforms.
Gross profit and gross margin

	For the Year Ended December 31,
	2022	2023	Change
	RMB	RMB	RMB	%

	(In thousands, except percentages)
Gross profit	993,879	1,272,706	278,827	28.1
Gross margin (%)	27.9	27.1	—	—
As a result of successful expansion of the sales of our product and service categories, our gross profits increased from RMB993.9 million for the year ended December 31, 2022 to RMB1,272.7 million for the year ended December 31, 2023.
Our gross margins decreased from 27.9% for the year ended December 31, 2022 to 27.1% for the year ended December 31, 2023. The decrease in gross margin of 0.8 percentage points was primarily due to the penetration pricing strategy adopted to drive automotive computing platform revenue growth and different revenue mix in 2023 compared to the prior year.
Operating expenses

	For the Year Ended December 31,
	2022	2023	Change
	RMB	RMB	RMB	%

	(In thousands, except percentages)
Operating expenses
Research and development expenses	1,332,800	1,264,308	(68,492)	(5.1)
Selling, general and administrative expenses	1,310,207	931,467	(378,740)	(28.9)
Other income	(22,846)	(7,078)	15,768	—
Others, net	1,939	1,751	(188)	(9.7)
Total	2,622,100	2,190,448	(431,652)	(16.5)

Research and development expenses. Our research and development expenses decreased by RMB68.5 million from RMB1,332.8 million for the year ended December 31, 2022 to RMB1,264.3 million for the year ended December 31, 2023, primarily due to a reduction of RMB109.0 million in share-based compensation expenses during 2023 as compared with 2022, partially offset by a higher investment in our core product roadmap and international research and development expansion.

Selling, general and administrative expenses. Our selling, general and administrative expenses decreased by RMB378.7 million from RMB1,310.2 million for the year ended December 31, 2022 to RMB931.5 million for the year ended December 31, 2023, primarily driven by a reduction of RMB442.6 million in share-based compensation expense during 2023 as compared with 2022, partially offset by higher staff costs and travel and other expenses incurred by sales and administrative department.
Other income. Our other income represents recharges of certain management expenses to a related party. Recharges in 2023 were materially lower due to the change in contractual arrangement with the related party.
Loss from operation

As a result of the foregoing, we had a loss from operation of RMB917.7 million for the year ended December 31, 2023, in comparison with a loss from operation of RMB1,628.2 million for the year ended December 31, 2022.
Interest income

Our interest income increased by RMB16.7 million from RMB13.8 million for the year ended December 31, 2022 to RMB30.5 million or the year ended December 31, 2023, primarily due to the interest from loans to related parties and interest income from new short-term investments made during 2023.
Interest expense

Our interest expense increased by RMB34.8 million from RMB44.5 million for the year ended December 31, 2022 to RMB79.3 million for the year ended December 31, 2023, primarily due to the increase in the amount of short-term borrowings from banks taken for working capital and general corporate expenses.
Loss from equity method investments

We recorded a loss from equity method investments in the amount of RMB71.9 million for the year ended December 31, 2022 and a loss from equity method investments in the amount of RMB43.1 million for the year ended December 31, 2023. The change was primarily due to a lower net loss of certain equity method investments in 2023, as well as the disposal of certain loss making equity method investments as part of the Restructuring completed in the first half of 2022.
Other non-operating (expenses) income, net
Change in fair value of an equity security
We recorded a fair value loss of an equity security of RMB16.8 million and RMB22.5 million for the years ended December 31, 2022 and 2023, respectively, which was mainly affected by the market prices of this listed equity security.
Change in fair value of warrant liabilities
We recorded a loss in fair value of warrant liabilities of RMB3.2 million for the year ended December 31, 2022, compared to a gain of RMB11.7 million for the year ended December 31, 2023. The change primarily reflects the decrease in the of warrants.
Government grants
For the years ended December 31, 2022 and 2023, we received government grants totaling RMB59.4 million and RMB60.6 million, respectively, as a result of support and incentives from local governments, which primarily consisted of subsidies for research and development activities.

Foreign currency exchange gains, net

We recorded foreign currency exchange losses of RMB10.6 million for the year ended December 31, 2023, compared to losses of RMB18.2 million for the year ended December 31, 2022. The decrease in foreign currency exchange losses was primarily attributable to the impact on non-functional currency transactions and account balances of the fluctuations in the foreign currency exchange rates.
B.Liquidity and Capital Resources
Cash flows and working capital
The following table sets forth a summary of our cash flows for the periods indicated.

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

	(in thousands)
Summary Consolidated Cash Flow Data
Net cash used in operating activities	(461,337)	(1,232,952)	(430,279)	(58,947)
Net cash (used in) provided by investing activities	(313,039)	592,083	(59,905)	(8,208)
Net cash provided by financing activities	657,767	296,826	261,639	35,845
Effect of foreign currency exchange rate changes on cash and restricted cash	28,906	41,500	(2,889)	(396)
Net decrease in cash and restricted cash	(87,703)	(302,543)	(231,434)	(31,706)
Cash and restricted cash at the beginning of the year	989,132	901,429	598,886	82,047
Cash and restricted cash at the end of the year	901,429	598,886	367,452	50,341

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

In October 2022, we completed the private placement of the Investor Notes with an aggregate principal of US$65 million and the US$65 million we received from the Investor Notes increased our debt by US$65 million. The Investor Notes are due to mature on November 8, 2025 and bear interest at a rate of 5% per annum. Each holder of an Investor Note has the right from time to time to convert all or any portion of the Investor Note into fully paid and non-assessable Class A Ordinary Shares at a conversion price equal to US$11.50 per share, subject to customary adjustments on the conversion price and certain limitations on the conversion right as described in the Investor Note. The US$11.50 conversion price of the Investor Notes is below the current trading price of the Class A Ordinary Shares on Nasdaq, and we believe it is unlikely that the Investor Notes will be converted unless the market price of the Class A Ordinary Shares exceeds US$11.50. The holder of Investor Notes has the right to earn 9% internal rate of return if the Notes are not converted or redeemed before the Investor Note Maturity Date.

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

In January 2023, we entered into a loan agreement with Zhejiang Geely Holding Group Co., Ltd for the principal amount of RMB300 million due on October 7, 2023, with interest payable quarterly and at the rate of 4.1% per annum. The term of the loan was subsequently extended to June 30, 2024, and the interest rate was reduced to 3.9% per annum during the extended period. On June 30, 2024, we repaid RMB100 million, the term of the remaining principal amount of RMB200 million was subsequently extended to June 30, 2026, and the interest rate remained at 3.9% per annum.

In June 2023, we entered into a one-year term loan agreement with Industrial Bank for the principal amount of RMB480 million bearing an interest rate of 3.8% per annum. In December 2023, RMB300 million was repaid. Concurrently, we executed a new one year term agreement for the principal amount of RMB300 million at the rate of 3.9% per annum which was renewed in December 2024 up to August 2025 at the same interest rate. The remaining RMB180 million loan was repaid in May 2024. Subsequently, we entered into a new one-year term agreement for principal amount of RMB180 million bearing rate of 3.9% per annum.

In August 2023, ECARX Hubei obtained a one year loan of RMB240 million bearing an interest rate of 3.9% per annum from Bank of Communications Limited. We repaid it in July 2024 and concurrently extended it for another half year term. This loan was repaid in December 2024.

In August 2023, ECARX Hubei renewed RMB90 million loan bearing an interest rate of 4.0% per annum from Shanghai Pudong Development Bank for one year. We repaid it in August 2024 and renewed it concurrently up to July 23, 2025 at the same interest rate.

In September 2023, ECARX Hubei obtained a one-year term loan of RMB90 million bearing an interest rate of 4.0% per annum from Shanghai Pudong Development Bank. We repaid it in September 2024 and concurrently extended it up to July 21, 2025 at the same rate of interest.

In December 2023, the credit line of RMB780 million from Industrial Bank was extended for another year and we entered into two one-year term loan agreements with Industrial Bank for the principal amount of total RMB300 million each bearing interest at loan prime rate of one-year term grade plus 0.45% per annum. The credit line and the term loan were fully repaid in December 2024 and were renewed, with RMB180 million repayable in June 2025 and RMB600 million in August 2025.

In March 2024, we entered into an accounts receivable factoring agreement with Wisdom Puhua Factoring Co., Ltd., a finance company of Geely Group with a minimum interest rate of 6.0% per annum. The one-year factoring agreement provides us to have access to up to RMB149 million on a revolving basis, measured by the aggregate amount advanced for the unpaid balance of certain trade accounts receivable from specified customers from time to time. We received RMB100 million in March 2024 and RMB49 million in May 2024, respectively. The full amount of RMB149 million was prepaid in October 2024. In October 2024, the interest rate was reduced to 4.8% per annum and the factoring limit was increased from RMB149 million to RMB250 million.

In April 2024, we were granted additional credit line of RMB120 million from Shanghai Pudong Development Bank. We entered into two one year term loan agreements with Shanghai Pudong Development Bank for the principal amount of RMB85 million in April 2024 and RMB35 million in May 2024, respectively. The loans bear an interest rate of 4.0 % per annum.

In June 2024, we obtained a one year term loan of RMB100 million from China Everbright Bank, with an interest at 4.0% per annum.

In August 2024, we sold our minority stake of 40% in HaleyTek to Volvo Cars for a total consideration of SEK210 million (approximately RMB140.7 million), while maintaining our collaboration with Volvo Cars and HaleyTek on the development of automotive software.

We have incurred losses since its inception. As of December 31, 2024, we had an accumulated deficit of RMB7.6 billion and its consolidated current liabilities exceeded current assets in the amount of RMB2.3 billion. In addition, we recorded net cash used in operating activities in the amount of RMB430.3 million for the year ended December 31, 2024. We will require additional liquidity to continue our operations over the next 12 months.

Prior to the consummation of the Merger, we had relied principally on proceeds from the issuance of redeemable convertible preferred shares and bank borrowings to finance its operations and business expansion. Since the consummation of the Merger, we have funded our operations principally through short-term borrowings from banks and related parties and long-term convertible notes. We have evaluated plans to continue as a going concern which include, but are not limited to, (i) reducing discretionary capital and operating expenses, (ii) obtaining additional facilities from banks and renewal of existing bank borrowings, (iii) obtaining extended financial support from controlling shareholder and related parties, (iv) accelerating pace of collections of amounts due from related and third parties to optimize operational efficiency, and (v) exploring opportunities for further equity financing. Subsequent to December 31, 2024, the Company has secured commitment from a related party under which the Company will be able to extend its existing loan of RMB200,000 up to June 30, 2026. Notwithstanding this, feasibility of some of these plans is contingent upon factors outside of the control of us and as such we concluded that substantial doubt about its ability to continue as a going concern has not been alleviated as of the reporting date. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We had negative net cash flows from operations in the past and have not been profitable, which may continue in the future. A note regarding our ability to continue as a going concern has been included in our consolidated financial statements.”

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

We had cash and restricted cash of RMB367.5million (US$50.3 million) as of December 31, 2024. As of December 31, 2024, RMB306.3 million (US$42.0 million) of our cash and cash equivalents were held in China and RMB218.3 million (US$29.9 million) were denominated in Renminbi. Substantially all of our revenues have been, and we expect them to continue to be, denominated in Renminbi in the short-term. Under existing foreign exchange regulations in mainland China, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our mainland China subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent authorities is required where the Renminbi is to be converted into foreign currency and remitted out of mainland China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. Economic uncertainty in China and around the world could also adversely affect our liquidity and capital resources in the future, and our cash requirements may fluctuate based on the timing and extent of many factors such as those discussed above.

Operating activities

Net cash used in operating activities decreased by RMB802.7 million (US$110.0 million) from December 31, 2023 to 2024, primarily attributable to improvements in cash conversion cycle with accelerated accounts receivable collection, as well as narrowed net loss.

Net cash used in operating activities for the year ended December 31, 2024 was RMB430.3 million (US$58.9 million), as compared to a net loss of RMB989.9 million (US$135.6 million) for the same year. The difference was primarily due to adjustments for non-cash items that primarily include decrease in share-based compensation expense of RMB37.1 million, increase in depreciation and amortization of RMB62.5 million and a gain of RMB40.3 million from equity method investments, as well as a decrease in working capital of RMB827.4 million (US$113.4 million).]

Net cash used in operating activities increased by RMB771.6 million from December 31, 2022 to 2023, primarily due to the increase in expenditure with global expansion, and new research and development investment, as well as longer cash conversion cycle.

Net cash used in operating activities for the year ended December 31, 2023 was RMB1,233.0 million, as compared to a net loss of RMB1,015.5 million for the same year. The difference was primarily due to adjustments for non-cash items that primarily include share-based compensation of RMB174.0 million, depreciation and amortization of RMB85.8 million, and loss from equity method investments of RMB43.1 million, as well as an increase of RMB375.5 million in accounts payable from third parties, partially offset by an increase of RMB746.2 million in accounts receivable - related parties, net and a decrease of RMB257.7 million in Contract liabilities - related parties.

Net cash used in operating activities for the year ended December 31, 2022 was RMB461.3 million, as compared to a net loss of RMB1,607.1 million for the same year. The difference was primarily due to adjustments for non-cash items that primarily include share-based compensation of RMB725.7 million, depreciation and amortization of RMB74.6 million and loss from equity method investments of RMB71.9 million, as well as an increase of RMB795.2 million in accounts payable from third parties and an increase of RMB204.8 million in accrued expenses and other current liabilities, partially offset by an increase of RMB238.2 million in accounts receivable from third parties, a decrease of RMB237.3 million in contract liabilities from related parties, and an increase of RMB189.7 million in prepayments and other current assets.

Investing activities

Net cash used in investing activities was RMB59.9 million (US$8.2 million) for the year ended December 31, 2024 compared with net cash provided by investing activities of RMB592.1 million for the year ended December 31, 2023. The change mainly due to the collection of proceeds from the sale of Zenseact in 2023 of RMB792.1 million.

For the year ended December 31, 2024, net cash used by investing activities was RMB59.9 million (US$8.2 million), which was mainly attributable to purchase of property, equipment and intangible assets of RMB114.6 million acquisition of equity method investments of RMB53.9 million and acquisition of controlling financial interest in Hubei Dongjun of RMB11.4 million and Suzhou-Photon Matrix of RMB 45.2million, partially offset by proceeds from sale of HaleyTek AB of RMB140.7 million.

Net cash provided by investing activities was RMB592.1 million for the year ended December 31, 2023 compared with net cash used in investing activities of RMB313.0 million for the year ended December 31, 2022. The change mainly due to a reduction in equity investment activities in 2022 and proceeds from sale of Zenseact.

For the year ended December 31, 2023, net cash provided by investing activities was RMB592.1 million, which was mainly attributable to proceeds from sale of Zenseact of RMB792.1 million received during the year, partially offset by payments for purchase of property and equipment and intangible assets of RMB62.2 million and cash paid for acquisition of short-term investment of RMB163.9 million.

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

Financing activities

Net cash provided by financing activities decreased by RMB35.2 million (US$4.8 million) from RMB296.8 million for the year ended December 31, 2023 to RMB261.6 million (US$35.8 million) for the year ended December 31, 2024, primarily due to net change in short-term borrowings from banks and related parties and financing for the acquisition of intangible assets.

For the year ended December 31, 2024, net cash provided by financing activities was RMB261.6 million (US$35.8 million), primarily consisting of net increase in borrowings from banks of RMB152.9 million, from related parties of RMB150.0 million and receipt of government grants of RMB50.0 million, offset by the financing for the purchase of intangible assets of RMB53.0 million and repurchase of ordinary shares of RMB21.9 million.

Net cash provided by financing activities decreased significantly by RMB360.9 million from RMB657.8 million for the year ended December 31, 2022 to RMB296.8 million for the year ended December 31, 2023, primarily due to a decrease in proceeds from issuance of convertible notes.

For the year ended December 31, 2023, net cash provided by financing activities was RMB296.8 million, primarily consisting of (i) proceeds from short-term borrowings of RMB1,500.0 million, and (ii) borrowings from related parties of RMB300.0 million, largely offset by (i) repayment of short-term borrowings of RMB1,170.0 million, (ii) repayment of borrowings from related parties of RMB300.0 million, and (iii) cash paid for the costs of the merger of RMB78.6 million.

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

Capital expenditures

Our capital expenditures are primarily incurred for the purchase of property, equipment, and intangible assets. Our total capital expenditures were RMB157.3 million, RMB62.2 million and RMB114.6 million (US$15.7 million) for the years ended December 31, 2022, 2023 and 2024, respectively. We will continue to make capital expenditures to meet the needs of our research and development activities.

Material Cash Requirements

Other than the ordinary cash requirements for our operations, research and development, and our capital expenditure, our material cash requirements as of December 31, 2024 and any subsequent interim period primarily include interest and principal payments for our borrowings from banks and related parties, convertible notes, operating lease commitments, purchase commitments, and capital commitments.

Our operating lease commitment primarily consists of future minimum lease rentals payable under non-cancellable term of operating lease agreements for our offices and production facilities.

Our purchase commitment primarily consists of future minimum purchase commitment related to the purchase of research and development services and intangible assets. Purchase obligations for intangible assets consist of the amount payable towards acquisition of certain distribution rights.

Our capital commitment primarily consists of total capital expenditures contracted but not yet reflected in the consolidated financial statements.

We intend to fund our existing and future material cash requirements with our existing cash balance, additional loan facilities from banks, financial support from controlling shareholder, future equity offerings, as well as renewing our existing bank loans when they fall due, as necessary, although such plans are contingent upon many factors out of our control. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.

The following table sets forth our contractual obligations as of December 31, 2024.

	Payment Due by Period
	Total	Less than one year	1–2 Years	2–3 Years	3–5 Years	Over 5 Years

	(RMB in thousands)
Operating lease commitment	201,626	44,594	40,165	30,133	46,486	40,248
Purchase commitment	166,421	159,754	6,667	—	—	—
Capital commitment	45,305	45,305	—	—	—	—
Purchase obligations for intangible assets	50,000	50,000	—	—	—	—
Short-term borrowings from banks	1,360,000	1,360,000	—	—	—	—
Total	1,823,352	1,659,653	46,832	30,133	46,486	40,248
Other than as shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2024.
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
Inflation

To date, inflation in mainland China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent change in the consumer price index for December 2022, 2023 and 2024 were an increase of 1.8%, a decrease of 0.3%, and an increase of 0.2%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.
Recently Issued Accounting Pronouncements
A list of recently issued accounting pronouncements that are relevant to us is included in Note 2(ff) of our consolidated financial statements included elsewhere in this annual report.
C.Research and Development, Patents and Licenses, etc.
See “Item 4. Information on the Company—B. Business Overview—Intellectual Property” of this annual report.
D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2024 that are reasonably likely to have a material and adverse effect on our total revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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
The fair value of restricted stock units, or RSUs, and options is estimated using the binomial model and the Performance Share Unit, or PSUs is estimated using the Monte-Carlo simulation model with certain assumptions. The expected volatility for RSUs, options and PSUs was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the expected term of our RSUs, option and PSUs. With respect to the RSUs and options issued in US$, the risk-free interest rate was separately estimated based on the yield to maturity of U.S. Treasury bonds for a term consistent with the expected term of our RSUs, options and PSUs in effect at the valuation date. Expected dividend yield is zero as we do not anticipate any dividend payments in the foreseeable future. Expected term is the contract life of the RSUs, options and PSUs.

Item 6.    Directors, Senior Management and Employees
A.Directors and Senior Management

The following table sets forth certain information relating to our executive officers and directors as of the date of this annual report. Our board of directors is comprised of six directors.

Directors and Executive Officers	Age	Position/Title
Ziyu Shen	41	Chairman and Chief Executive Officer
Zenggang Liu	39	Director
Ni Li	41	Director
Jim Zhang (Zhang Xingsheng)	69	Independent Director
Grace Hui Tang	65	Independent Director
Jun Hong Heng	43	Independent Director
Peter Cirino	53	Chief Operating Officer
Jing (Phil) Zhou	46	Chief Financial Officer
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

Zenggang Liu has served as our director since January 2025. Mr. Liu joined Baidu in 2014 and currently serves as the deputy general manager of Baidu Maps. He oversees Baidu Maps’ open platform business and navigation business, and has amassed substantial experience in the mapping industry. Mr. Liu received a bachelor's degree from Harbin Institute of Technology and a master's degree from Northeastern University.
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
B.Compensation
Compensation of Directors and Executive Officers

In 2024, we paid an aggregate of RMB19.5 million (US$2.7 million) in cash and benefits to our executive officers as a group and we paid US$0.4 million compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers. Our mainland China subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, work-related injury insurance and maternity insurance and other statutory benefits, and a housing provident fund.
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

As of February 28, 2025, (i) the maximum aggregate number of Ordinary Shares which may be issued pursuant to all awards under the 2019 Share Incentive Plan is 27,438,015 and (ii) 27,438,015 restricted shares have been issued and outstanding, excluding awards that were forfeited or cancelled after the grant dates.

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

The 2021 Option Incentive Plan
In July 2021, our board of directors approved and adopted the 2021 Option Incentive Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. The maximum aggregate number of Ordinary Shares that may be issued under the 2021 Option Incentive Plan is 16,802,069. As of February 28, 2025, options with a total of 10,660,815 underlying Ordinary Shares have been granted under the 2021 Option Incentive Plan and outstanding, excluding awards that were forfeited or cancelled after the grant dates.

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

The 2022 Share Incentive Plan

In December 2022, our board of directors approved and adopted the 2022 Share Incentive Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. The maximum aggregate number of ordinary shares that may be issued under the 2022 Share Incentive Plan is 18,903,472. As of February 28, 2025, 7,734,636 ordinary shares have been issued under the 2022 Share Incentive Plan.

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

Awards Granted

The following table summarizes, as of February 28, 2025, the number of restricted share units we have granted to certain of our directors and officers, excluding awards that were forfeited or cancelled after the relevant grant dates.

Name	Ordinary Shares Underlying Restricted Share Units	Date of Grant
Jing (Phil) Zhou	*	December 31, 2020 and January 30, 2022
Jun Hong Heng	*	December 31, 2023
	*	December 31, 2024
Peter Cirino	*	June 1, 2024
* Less than 1% of our total ordinary shares on an as-converted basis outstanding as of February 28, 2025.
The following table summarizes, as of February 28, 2025, the number of options we have granted to certain of our directors and officers, excluding awards that were forfeited or cancelled after the relevant grant dates.

Name	Number of Class A Ordinary Shares Underlying Options	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Grace Hui Tang	*	3.407734	December 31, 2023	December 30, 2033
	*	1.297	December 31, 2024	December 31, 2034
Jim Zhang (Zhang Xingsheng)	*	3.407734	December 31, 2023	December 30, 2033
	*	1.297	December 31, 2024	December 31, 2034
* Less than 1% of our total ordinary shares on an as-converted basis outstanding as of February 28, 2025.
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

Board Diversity Matrix (As of February 28, 2025)
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
D.Employees
As of December 31, 2024, we had 1,918 full-time employees globally, comprising 1,359 employees engaged in research and development and related technical and engineering functions, 64 employees engaged in quality operation, 453 employees engaged in general management and administration, and 42 employees engaged in marketing and sales. As of December 31, 2024, we had 25 employees in London, England, 1,784 employees in China, and 109 employees in other countries.

	As of December 31, 2024
	Number	%
Functions:
Research and development	1,359	71
Quality operation	64	3
General and administration	453	24
Marketing and sales	42	2
Total	1,918	100
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

E.Share Ownership
The following table sets forth information regarding the beneficial ownership of our Ordinary Shares as of February 28, 2025:
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

The calculations in the table below are based on 299,769,110 Class A Ordinary Shares and 45,960,916 Class B Ordinary Shares issued and outstanding as of the date of this annual report. 23,871,971 Warrants and Investor Notes for an aggregate principal amount of US$65 million and convertible into Class A Ordinary Shares at a conversion price of US$11.5 per share (subject to customary adjustments on the conversion price) were also issued and outstanding as of the date of this annual report.

	Ordinary Shares Beneficially Owned
	Class A Ordinary Shares	Class B Ordinary Shares	Total Ordinary Shares	% of Total Ordinary Shares	% of Voting Power(2)
Directors and Executive Officers(1)
Ziyu Shen(3)	3,000,000	21,480,458	24,480,458	7.1	28.7
Zenggang Liu	—	—	—	—	—
Ni Li	—	—	—	—	—
Jim Zhang (Zhang Xingsheng)	*	—	*	*	*
Grace Hui Tang	*	—	*	*	*
Jun Hong Heng	10,184,330	—	10,184,330	2.9	1.3
Peter Cirino	*	—	*	*	*
Jing (Phil) Zhou	*	—	*	*	*
All Directors and Executive Officers as a Group	15,467,915	21,480,458	36,948,373	10.6	30.5
Principal Shareholders
Fu&Li Industrious Innovators Limited(4)	144,440,574	24,480,458	168,921,032	48.9	51.3
Jie&Hao Holding Limited(3)	3,000,000	21,480,458	24,480,458	7.1	28.7
Baidu (Hong Kong) Limited(5)	22,367,946	—	22,367,946	6.5	3.0
___________________________
*Less than 1% of the total number of outstanding Ordinary Shares
(1)Unless otherwise indicated, the business address for our directors and executive officers is 12/F, Tower 2, Park Place, 88 Baise Road, Xuhui District, Shanghai 200231, People’s Republic of China.
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
(3)Represents 21,480,458 Class B Ordinary Shares and 3,000,000 Class A Ordinary Shares held by Jie&Hao Holding Limited, a limited liability company incorporated in British Virgin Islands. Mr. Ziyu Shen holds 100% of the issued and outstanding shares of Little SJH Holding Limited and Little SJH Holding Limited holds 1% of shares in Jie&Hao Holding Limited and its shares are voting shares. Magician Hao Holding Limited, which is owned by a trust established for the benefit of Mr. Ziyu Shen and his family, holds 99% of shares in Jie&Hao Holding Limited and its shares are non-voting shares. Mr. Ziyu Shen is solely entitled to exercise the voting and dispositive power in respect of all ordinary shares held by Jie&Hao Holding Limited. The address of Jie&Hao Holding Limited, Little SJH Holding Limited and Magician Hao Holding Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.
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
We have also been advised by our Cayman Islands legal counsel that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands; provided that such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy)A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.
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
Furthermore, according to the PRC Civil Procedures Law, courts in mainland China will not enforce a foreign judgment if they decide that the judgment violates the basic principles of the law in mainland China or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a court in mainland China would enforce a judgment rendered by a U.S. court or the Cayman Islands.
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
Employment Agreements and Indemnification Agreements
See “Item 6. Directors, Senior Management and Employees—B. Compensation.”
Share Incentives
See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”
Related Party Transactions

We sold automotive computing platform products and provided related technology development services, merchandise and other products, connectivity service, software licenses, and other consulting services to a number of related parties. Accounts receivable, net, due from related parties arising from the sale of products and provision of services were (i) RMB1,373.8 million (US$188.2 million) as of December 31, 2024, of which, the amount of RMB771.3 million (US$105.7 million) were subsequently received by February 2025, (ii) RMB1,572.7 million as of December 31, 2023, of which, the amount of RMB1,547.5 million were subsequently received by February 2025, and (iii) RMB835.3 million as of December 31, 2022, was fully received in 2023.

We purchased raw materials, technology development services, and other consulting services from a number of related parties. RMB29.7 million, RMB41.4 million and RMB130.3 million (US$17.8 million) of purchase of raw materials were recorded as inventories as of December 31, 2022, 2023 and 2024, respectively. Amounts due to related parties includes payables arising from purchase of raw materials and services totaling RMB9.7 million and RMB18.2 million (US$2.5 million) as of December 31, 2023 and 2024, respectively. Amount due from related parties includes prepayments arising from purchase of raw materials and services totaling RMB8.4 million and RMB25.4 million (US$3.5 million) as of December 31, 2023 and 2024, respectively.

On March 28, 2022, ECARX (Hubei) Tech entered into an unsecured loan agreement with Hubei Xingji Times Technology Co., Ltd. for the principal amount of RMB200 million with an interest rate of 2.25% per annum, which was repaid at the maturity date on June 30, 2022. On June 27, 2022, ECARX (Hubei) Tech entered into an unsecured loan agreement with Geely for the principal amount of RMB500 million with an interest rate of 4.35% per annum, which was repaid on December 26, 2022. On June 29, 2022, ECARX (Hubei) Tech entered into an unsecured loan agreement with JICA Intelligent for the principal amount of RMB200 million with an interest rate of 3.7% per annum, RMB50.0 million of which was repaid on September 30, 2022 and the balance was repaid on January 3, 2023. We also accrued interest expense for the Lotus Note in the amount of US$0.3 million for the year ended December 31, 2022. On January 3, 2023, ECARX (Hubei) Tech entered into an unsecured loan agreement with Geely for the principal amount of RMB300 million with an interest rate of 4.1% per annum, which has been repaid in December 2023 and renewed this loan at the beginning of 2024. The term of the loan was extended to June 30, 2026, and the interest rate was reduced to 3.9% per annum during the extended period. We repaid RMB100 million and RMB200 million on June 28, 2024 and on December 31, 2024, respectively.

In March 2024, we entered into an accounts receivable factoring agreement with Wisdom Puhua Factoring Co., Ltd., a finance company of Geely Group with a minimum interest rate of 6.0% per annum. The one-year factoring agreement provides us to have access to up to RMB149 million on a revolving basis, measured by the aggregate amount advanced for the unpaid balance of certain trade accounts receivable from specified customers from time to time. We received RMB100 million in March 2024 and RMB49 million in May 2024, respectively. The full amount of RMB149 million was prepaid in October 2024. In October 2024, the interest rate was reduced to 4.8% per annum and the factoring limit was increased from RMB149 million to RMB250 million.

Interest expense on borrowings from related parties were RMB12.2 million, RMB12.2 million and RMB15.6 million (US$2.1 million) for the years ended December 31, 2022, 2023 and 2024, respectively. The borrowings and the interest payable on borrowings from related parties was included in the amounts due to related parties and was RMB35.7 million and RMB177.9 million (US$24.4 million) as of December 31, 2023 and 2024, respectively.

In 2022, we provided loans of RMB57.3 million to related parties, and received repayment of RMB29.4 million from related parties. Interest income on loans due from related parties were RMB9.1 million for the year ended December 31, 2022. As of December 31, 2022, the loans and interest receivables due from related parties was RMB63.1 million. In 2023, we provided loans of RMB214.0 million to related parties, and received repayment of RMB214.0 million from related parties. Interest income on loans due from related parties were RMB16.0 million for the year ended December 31, 2023. As of December 31, 2023, the loans and interest receivables due from related parties was RMB65.7 million. In 2024, we provided loans of RMB10.8 million (US$1.3 million) to related parties, and received repayment of RMB17.7 million (US$2.4 million) from related parties. Interest income on loans due from related parties were RMB11.7 million (US$1.6 million) for the year ended December 31, 2024. As of December 31, 2024, the loans and interest receivables due from related parties was RMB10 million (US$1.4 million).

In February 2022, Hubei ECARX disposed of certain property and equipment to Zhejiang Huanfu at RMB1.7 million and recorded a gain of RMB93 thousand as a result of the disposal.

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

As of December 31, 2024, the balance of other non-current assets due from related parties included the amounts due from its former VIE, Hubei ECARX of RMB235.6 million, which represented the net present value of a loan provided by us to Hubei ECARX with the principal of RMB252.3 million at an effective annual interest rate of 5%.

As of December 31, 2024, the balance of other non-current assets due from related parties also included license fee RMB31.7 million from Smart (Zhejiang) Software Technology Co., Ltd.

In February and March 2022, we provided cash in the amount of RMB28.5 million to Anhui Xinzhi as financial support. The investment was derecognized as part of the Restructuring. In January 2024, the remaining principal amount of RMB3.0 million has been received from Anhui Xinzhi.

We also incurred other payables in association with technical services and logistics expenses with related parties. As of December 31, 2023 and 2024, the balance due to related parties amounted to RMB9.7 million, and RMB18.2 million (US$2.5 million), respectively.

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
Upon any direct or indirect sale, transfer, assignment or disposition of Class B Ordinary Shares by a holder thereof or the direct or indirect transfer or assignment of the voting power attached to such Class B Ordinary Shares through voting proxy or otherwise to any person which is not a Co-Founder or a Co-Founder’s affiliate, such Class B Ordinary Share will automatically and immediately convert into an equal number of Class A Ordinary Share.

Upon any direct or indirect sale, transfer, assignment, or disposition of a majority of the issued and outstanding voting securities of, or the direct or indirect transfer or assignment of the voting power attached to such voting securities through voting proxy or otherwise, or the direct or indirect sale, transfer, assignment, or disposition of all or substantially all of the assets of, a holder of Class B Ordinary Shares that is an entity to any person that is not Mr. Eric Li (Shufu Li) or Mr. Ziyu Shen or their respective affiliate, such Class B Ordinary Share will automatically and immediately convert into an equal number of Class A Ordinary Share; provided, that any such direct or indirect sale, transfer, assignment, or disposition to an affiliate of Mr. Eric Li (Shufu Li) or Mr. Ziyu Shen shall result in the automatic and immediate conversion of the Class B Ordinary Shares into an equal number of Class A Ordinary Shares if Mr. Eric Li (Shufu Li) or Mr. Ziyu Shen does not continue to have sole dispositive power and exclusive voting control over the Class B Ordinary Shares after such sale, transfer, assignment, or disposition.
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
General Meetings of Shareholders
We may (but shall not be obliged to) in each calendar year hold an annual general meeting. The annual general meeting shall be held at such time and place as our board of directors may determine. At least seven calendar days’ notice shall be given for any general meeting. The chairperson of our board of directors or our board of directors may call general meetings. Our board of directors must convene an extraordinary general meeting upon the requisition of shareholders holding at least one-third of the votes attaching to all issued and outstanding shares of our company that as at the date of the deposit carry the right to vote at general meetings of our company. One or more shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-third (1/3) of all votes attaching to all shares in issue and entitled to vote at such general meeting present shall be a quorum for all purposes; provided, that the presence in person or by proxy of holders of a majority of our Class B Ordinary Shares shall be required in any event.
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
Under existing Cayman Islands laws, payments of dividends and capital in respect of Securities will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of interest and principal or a dividend or capital to any holder of the Securities, as the case may be, nor will gains derived from the disposal of the Securities be subject to Cayman Islands income or corporation tax. The Cayman Islands currently have no income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax.
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

Subject to the PFIC rules described below, if we redeem warrants for cash or purchase warrants in an open market transaction, such redemption or purchase will generally be treated as a taxable disposition to the U.S. Holder, taxed as described above.

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

Based on the current and anticipated value of our assets and the composition of our income and assets, including goodwill and other unbooked intangibles, we do not believe we were a PFIC for our taxable year ended December 31, 2024 and we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, this conclusion is a factual determination that must be made annually at the close of each taxable year on the basis of the composition of our income and assets and our subsidiaries’ income and assets and, thus, is subject to change. Accordingly, there can be no assurance that we or any of our subsidiaries will not be treated as a PFIC for any taxable year.

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
Item 11.    Quantitative and Qualitative Disclosures about Market Risk
Interest Rate Risk

Our exposure to interest rate risk primarily relates to decrease in market interest rates as our liabilities to credit institutions, amounts due to related parties and convertible notes carry a fixed interest rate. However, due to the tenure of these borrowings, interest payment terms and the instrument features, we are not exposed to material interest rate risk arising therefrom and interest income generated by excess cash, which is mostly held in interest-bearing bank deposits, bank notes, and wealth management products. Due to the short-term nature of our borrowings and investments, we have not been exposed to material risks due to changes in market interest rates.

We closely monitor the effects of changes in the interest rates on our interest rate risk exposures, but we have not used any derivative financial instruments to manage our interest risk exposure.
Foreign Exchange Risk

The revenue and expenses of our entities in mainland China are generally denominated in Renminbi and their assets and liabilities are denominated in Renminbi. Our international revenues and expenses are denominated in foreign currencies and expose us to the risk of fluctuations in foreign currency exchange rates against the Renminbi. A significant portion of our short-term investments are denominated in U.S. dollars, and fluctuations in exchange rates between U.S. dollars and Renminbi may result in foreign exchange gains or losses. Currently, we do not have any hedging transactions to reduce our exposure to foreign currency exchange risk. In addition, the value of your investment in our securities will be affected by the exchange rate between the U.S. dollar and Renminbi because the value of our business is effectively denominated in Renminbi, while our securities will be traded in U.S. dollars.

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

As of December 31, 2024, we had RMB-denominated cash and cash equivalents, restricted cash and short-term investments of RMB218.3 million, and U.S. dollar-denominated cash and cash equivalents, restricted cash and short-term investments of US$30 million. Assuming we had converted RMB218.3 million into U.S. dollars at the exchange rate of RMB7.2993 for US$1.00 as of December 31, 2024, our U.S. dollar cash balance would have been US$59.9 million. If the RMB had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$$57.2 million instead. Assuming we had converted US$30 million into RMB at the exchange rate of RMB7.2993 for US$1.00 as of December 31, 2024, our RMB cash balance would have been RMB437.2 million. If the RMB had depreciated by 10% against the U.S. dollar, our RMB cash balance would have been RMB459.0 million instead.
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
Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds.
None.

Item 15.    Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e)) under the Exchange Act. These are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can only provide reasonable assurance of achieving the desired control objectives. Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2024.

Based upon that evaluation, our management has concluded that, as of December 31, 2024, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management including our chief executive officer and chief financial officer assessed the effectiveness of internal control over financial reporting as of December 31, 2024 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2024. As permitted by the rules and regulations of the SEC, our evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2024 excluded the internal control over financial reporting of HF EU and Hubei Dongjun, of which we acquired control in June 2024 and July 2024, respectively. The HF EU transaction constituted a combination of entities under common control. The total revenue and total assets of HF EU and Hubei Dongjun, on a combined basis, were 1% and 2% of our consolidated financial statement amounts for the year ended and as of December 31, 2024 respectively.

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
Attestation Report of the Registered Public Accounting Firm
This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. As a company with less than US$1.235 billion in revenues for fiscal year of 2024, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.
Changes in Internal Control over Financial Reporting
For JICA Intelligent which had been acquired in 2023 and was subsequently included in the scope of our internal control over financial reporting in 2024, we conducted a thorough assessment of its financial reporting processes. As of December 31, 2024, management has determined that our internal control over financial reporting for JICA Intelligent was effective.
Other than the addition of JICA Intelligent, there were no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. However, we remain steadfast in our commitment to continuous improvement, and we remain vigilant and proactive in identifying opportunities to further refine and optimize our internal control systems. This ongoing process of enhancement ensures that our internal control not only meets current regulatory requirements but also adapts to evolving business conditions and industry good practices, thereby providing robust support for the accuracy of our financial reporting and operational efficiency.

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
Item 16C.    Principal Accountant Fees and Services
The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by KPMG Huazhen LLP, our principal external auditors, and KPMG member firms for the periods indicated.

	For the Year Ended December 31,
	2023	2024

	(in thousands of RMB)
Audit fees(1)	12,592	10,828
Audit-related fees(2)	716	—
___________________________
(1)“Audit fees” represent the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal accountant for the audit of our annual consolidated financial statements and statutory financial statements of certain subsidiaries.
(2)“Audit-related fees” represents fees for non-attest services.

Our Audit Committee pre-approves all audit and non-audit services provided by the independent registered public accounting firm prior to the engagement with respect to such services. The Chairperson of the Audit Committee has been delegated the authority by such committee to pre-approve audit and non-audit services by the independent registered public accounting firm. Such pre-approvals should be presented to the entire Audit Committee at the next Audit Committee meeting.

Item 16D.    Exemptions from the Listing Standards for Audit Committees
Not applicable.
Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers
In December 2024, our board of directors authorized a share repurchase program under which we may repurchase up to US$20,000,000 of our Ordinary Shares until the close of business on September 30, 2025, U.S. Eastern Time. The table below is a summary of the shares repurchased by us under this share repurchase program during the year ended December 31, 2024 . All shares were repurchased in the open market.

Period	Total Number of Ordinary Shares Purchased	Average Price Paid Per Ordinary Share	Total Number of Ordinary Shares Purchased as Part of the Publicly Announced Plan	Approximate Dollar Value of Ordinary Shares that May Yet Be Purchased
December 2024	503,000	US$2.01	503,000	18,988,326
Total	503,000	US$2.01	503,000	s
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
Item 16I.    Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.
Item 16J.    Insider Trading Policies

Our board of directors has established insider trading policies and procedures to provide guidance on the purchases, sales, and other dispositions of our securities by our directors, officers, employees and other relevant persons, with the goal of promoting compliance with applicable insider trading laws, rules and regulations, and the listing standards of Nasdaq.

The Amended and Restated Statement of Policies Governing Material, Non-Public Information and the Prevention of Insider Trading is filed as Exhibit 11.2 to this annual report on Form 20-F.

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

4.28	Strategic Cooperation Agreement, dated November 15, 2023, by and between ECARX (Hubei) Tech Co., Ltd. and Hubei Xingji Meizu Group Co., Ltd.
4.29	Flyme Auto Intelligent Cockpit Solution License Agreement, dated November 15, 2023 by and between ECARX (Hubei) Tech Co., Ltd. and Hubei Xingji Meizu Group Co., Ltd.
4.30#	Shareholder Agreement, dated November 16, 2023, by and between ECARX (Hubei) Tech Co., Ltd. and smart Software Technology Co., Ltd.
4.31	Strategic Cooperation Agreement, dated December 13, 2023, by and between ECARX (Hubei) Tech Co., Ltd. and Black Sesame Intelligent Technology Co., Ltd.
4.32
English Translation of Components Procurement and R&D Services Agreement by and between Geely Automobile Holdings Limited, ECARX (Hubei) Technology Co., Ltd. and certain parties thereto (incorporated by reference to Exhibit 99.2 to the current report on Form 6-K (File No. 001-41576) furnished to the Securities and Exchange Commission on November 18, 2024)

8.1*	List of subsidiaries of ECARX Holdings Inc.
11.1
Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 11.1 to the annual report on Form 20-F (File No. 001-41576) filed with the Securities and Exchange Commission on April 24, 2023)

11.2*	Amended and Restated Statement of Policies Governing Material, Non-Public Information and the Prevention of Insider Trading of the Registrant
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder (Hong Kong) LLP
15.2*	Consent of Han Kun Law Offices
15.3*	Consent of KPMG Huazhen LLP
97.1*	Clawback Policy of the Registrant
101.INS*	Inline XBRL Instance Document - this instance document does not appear on the Interactive Data
101.SCH*	Inline XBRL Taxonomy Extension Scheme Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)
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
Date: March 26, 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
ECARX Holdings Inc.:

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of ECARX Holdings Inc. and subsidiaries (the Company) as of December 31, 2023 and 2024, the related consolidated statements of comprehensive loss, changes in shareholders’ deficit, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements as of and for the year ended December 31, 2024 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in RMB have been translated into dollars on the basis set forth in Note 2(bb) to the consolidated financial statements.

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
Shanghai, China
March 26, 2025

ECARX HOLDINGS INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

		As of December 31,
	Note	2023	2024	2024
		RMB	RMB	US$
				Note 2(bb)
ASSETS
Current assets
Cash	4	571,760	324,036	44,393
Restricted cash	4	27,126	43,416	5,948
Short-term investments		137,876	130,525	17,882
Accounts receivable – third parties, net	5	285,819	221,106	30,291
Accounts receivable – related parties, net	5, 29	1,572,703	1,373,833	188,214
Notes receivable	6	54,634	16,817	2,304
Inventories	7	160,781	233,942	32,050
Amounts due from related parties	29	74,122	35,367	4,845
Prepayments and other current assets	8	443,500	452,285	61,959
Total current assets		3,328,321	2,831,327	387,886
Non-current assets
Long-term investments	9	300,987	15,839	2,170
Property and equipment, net	10	120,785	160,299	21,961
Intangible assets, net	11	179,341	309,777	42,439
Operating lease right-of-use assets	18	125,205	132,650	18,173
Goodwill	3.b	—	25,727	3,525
Other non-current assets – third parties		28,236	28,252	3,871
Other non-current assets – related parties	29	224,349	267,260	36,614
Total non-current assets		978,903	939,804	128,753
Total assets		4,307,224	3,771,131	516,639
The accompanying notes are an integral part of these consolidated financial statements.

ECARX HOLDINGS INC.
CONSOLIDATED BALANCE SHEETS (CONTINUED)
(In thousands, except share and per share data)

		As of December 31,
	Note	2023	2024	2024
		RMB	RMB	US$
				Note 2(bb)
LIABILITIES
Current liabilities
Short-term borrowings	12	1,200,000	1,360,000	186,319
Accounts payable – third parties		1,820,680	1,617,432	221,587
Accounts payable – related parties	29	312,830	512,638	70,231
Notes payable		9,959	142,016	19,456
Amounts due to related parties	29	35,664	177,886	24,370
Contract liabilities, current – third parties	13	621	6,357	871
Contract liabilities, current – related parties	13	207,017	150,452	20,612
Operating lease liabilities, current	18	35,123	40,918	5,606
Convertible notes payable, current	17	—	470,610	64,473
Accrued expenses and other current liabilities	15	614,540	626,553	85,837
Income tax payable		15,794	20,360	2,789
Total current liabilities		4,252,228	5,125,222	702,151
Non-current liabilities
Contract liabilities, non-current – third parties	13	2	20	3
Contract liabilities, non-current – related parties	13	133,993	37,324	5,113
Convertible notes payable, non-current	17	455,701	—	—
Operating lease liabilities, non-current	18	107,605	121,420	16,634
Warrant liabilities, non-current	14	5,141	8,764	1,201
Provisions		90,871	110,075	15,080
Other non-current liabilities – third parties		48,792	98,002	13,426
Other non-current liabilities – related parties	29	44,519	—	—
Deferred tax liabilities	25	—	15,199	2,082
Total non-current liabilities		886,624	390,804	53,539
Total liabilities		5,138,852	5,516,026	755,690
Commitments and contingencies	28	—	—	—
The accompanying notes are an integral part of these consolidated financial statements.

ECARX HOLDINGS INC.
CONSOLIDATED BALANCE SHEETS (CONTINUED)
(In thousands, except share and per share data)

		As of December 31,
	Note	2023	2024	2024
		RMB	RMB	US$
				Note 2(bb)
SHAREHOLDERS’ DEFICIT
Class A Ordinary Shares (US$0.000005 par value, 8,000,000,000 shares authorized as of December 31, 2023 and 2024, and 288,989,049 shares and 291,166,110 shares issued and outstanding as of December 31, 2023 and 2024, respectively)	21	9	10	1
Class B Ordinary Shares (US$0.000005 par value, 1,000,000,000 shares authorized as of December 31, 2023 and 2024, and 48,960,916 shares issued and outstanding as of December 31, 2023 and 2024)	21	1	1	—
Treasury shares, at cost	21	—	(7,435)	(1,019)
Additional paid-in capital		6,096,675	6,214,270	851,351
Accumulated deficit		(6,670,686)	(7,603,001)	(1,041,607)
Accumulated other comprehensive loss		(344,578)	(363,505)	(49,800)
Total deficit attributable to ordinary shareholders of ECARX Holdings Inc.		(918,579)	(1,759,660)	(241,074)
Non-redeemable noncontrolling interests	20	86,951	14,765	2,023
Total shareholders’ deficit		(831,628)	(1,744,895)	(239,051)
Liabilities and shareholders’ deficit		4,307,224	3,771,131	516,639

The accompanying notes are an integral part of these consolidated financial statements.

ECARX HOLDINGS INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(In thousands, except share and per share data)

		Year ended December 31,
	Note	2022	2023	2024	2024
		RMB	RMB	RMB	US$
					Note 2(bb)
Revenues	23
Sales of goods revenues (including related parties amounts of RMB1,663,076, RMB2,715,136 and RMB3,834,291 for the years ended December 31, 2022, 2023 and 2024, respectively)		2,433,964	3,311,507	4,405,485	603,549
Software license revenues (including related parties amounts of RMB133,450, RMB293,159 and RMB247,441 for the years ended December 31, 2022, 2023 and 2024, respectively)		404,469	444,830	305,985	41,920
Service revenues (including related parties amounts of RMB721,206, RMB904,784 and RMB841,081 for the years ended December 31, 2022, 2023 and 2024, respectively)		723,561	943,336	849,796	116,422
Total revenues		3,561,994	4,699,673	5,561,266	761,891
Cost of goods sold (including related parties amounts of RMB509,242, RMB434,778 and RMB754,558 for the years ended December 31, 2022, 2023 and 2024, respectively)		(1,970,845)	(2,733,966)	(3,874,840)	(530,851)
Cost of software licenses (including related parties amounts of RMB21,700, RMB22,388 and RMB114,668 for the years ended December 31, 2022, 2023 and 2024, respectively)		(126,807)	(120,289)	(128,162)	(17,558)
Cost of services (including related parties amounts of RMB60,671, RMB89,528 and RMB17,872 for the years ended December 31, 2022, 2023 and 2024, respectively)		(470,463)	(572,712)	(404,074)	(55,358)
Total cost of revenues		(2,568,115)	(3,426,967)	(4,407,076)	(603,767)
Gross profit		993,879	1,272,706	1,154,190	158,124
Research and development expenses (including related parties amounts of RMB60,687, RMB34,673 and RMB115,168 for the years ended December 31, 2022, 2023 and 2024, respectively)		(1,332,800)	(1,264,308)	(1,259,715)	(172,580)
Selling, General and administrative expenses (including related parties amounts of RMB2,153, RMB17,589 and RMB8,887 for the years ended December 31, 2022, 2023 and 2024, respectively)		(1,310,207)	(931,467)	(777,178)	(106,473)
Other income - related parties	29	22,846	7,078	—	—
Others, net		(1,939)	(1,751)	464	64
Total operating expenses		(2,622,100)	(2,190,448)	(2,036,429)	(278,989)
Loss from operation		(1,628,221)	(917,742)	(882,239)	(120,865)
Interest income (including related parties amounts of RMB9,069, RMB15,955 and RMB11,698 for the years ended December 31, 2022, 2023 and 2024, respectively)		13,820	30,503	22,178	3,038
Interest expenses (including related parties amounts of RMB12,215, RMB12,163 and RMB15,609 for the years ended December 31, 2022, 2023 and 2024, respectively)		(44,543)	(79,309)	(133,761)	(18,325)
(Loss)/gain from equity method investments		(71,928)	(43,065)	40,329	5,525
Other non-operating income (expenses), net	24	152,791	(9,525)	(34,895)	(4,781)
Loss before income taxes		(1,578,081)	(1,019,138)	(988,388)	(135,408)
Income tax (expense) benefit	25	(29,065)	3,643	(1,482)	(203)
Net loss		(1,607,146)	(1,015,495)	(989,870)	(135,611)
Net loss attributable to non-redeemable noncontrolling interests		42,518	74,989	57,555	7,885
Net loss attributable to redeemable noncontrolling interests		464	—	—	—
Net loss attributable to ECARX Holdings Inc.		(1,564,164)	(940,506)	(932,315)	(127,726)
Accretion of redeemable noncontrolling interests		(714)	—	—	—
Net loss available to ECARX Holdings Inc.		(1,564,878)	(940,506)	(932,315)	(127,726)
Accretion of Redeemable Convertible Preferred Shares	19	(354,878)	—	—	—
Net loss available to ordinary shareholders		(1,919,756)	(940,506)	(932,315)	(127,726)
Loss per ordinary share[1]
— Basic and diluted loss per share, ordinary shares[1]	26	(8.02)	(2.79)	(2.77)	(0.38)
Weighted average number of ordinary shares used in computing loss per ordinary share[1]
— Weighted average number of ordinary shares[1]	26	239,296,386	337,407,225	336,641,846	336,641,846
Net loss		(1,607,146)	(1,015,495)	(989,870)	(135,611)
Other comprehensive income (loss):
Foreign currency translation adjustments, net of nil income taxes		(391,934)	41,308	(18,927)	(2,593)
Comprehensive loss		(1,999,080)	(974,187)	(1,008,797)	(138,204)
Comprehensive loss attributable to non-redeemable noncontrolling interests		42,518	74,989	57,555	7,885
Comprehensive loss attributable to redeemable noncontrolling interests		464	—	—	—
Comprehensive loss attributable to ordinary shareholders		(1,956,098)	(899,198)	(951,242)	(130,319)
1 Shares outstanding for all periods reflect the adjustment for Recapitalization.
The accompanying notes are an integral part of these consolidated financial statements.

ECARX HOLDINGS INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT
(In thousands, except share and per share data)

	Class A Ordinary Shares		Class B Ordinary Shares		Ordinary Shares		Treasury Shares		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Total deficit attributable to ordinary shareholders of the Company	Non-redeemable noncontrolling interests	Total shareholders’ deficit
	Number of Shares[1]	Amount	Number of Shares[1]	Amount	Number of Shares[1]	Amount	Number of Shares[1]	Amount
		RMB		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2022	—	—	—	—	231,237,692	7	5,010,420	—	—	(4,103,381)	6,048	(4,097,326)	197,280	(3,900,046)
Net loss*	—	—	—	—	—	—	—	—	—	(1,564,164)	—	(1,564,164)	(42,518)	(1,606,682)
Accretion of redeemable noncontrolling interests (Note 20(a))	—	—	—	—	—	—	—	—	—	(714)	—	(714)	—	(714)
Deconsolidation of a subsidiary (Note 9)	—	—	—	—	—	—	—	—	—	—	—	—	7,178	7,178
Share-based compensation (Note 22)	—	—	—	—	—	—	—	—	725,651	—	—	725,651	—	725,651
Accretion of redeemable convertible preferred shares (Note 19)	—	—	—	—	—	—	—	—	(354,878)	—	—	(354,878)	—	(354,878)
Reissuance of ordinary shares (Note 1(b))	—	—	—	—	5,010,420	—	(5,010,420)	—	—	—	—	—	—	—
Deemed distribution to shareholders in the VIE Restructuring (Note 1(c))	—	—	—	—	—	—	—	—	—	(61,921)	—	(61,921)	—	(61,921)
Re-designation of ordinary shares into Class A Ordinary Shares (Note 1(b))	193,216,446	6	—	—	(193,216,446)	(6)	—	—	—	—	—	—	—	—
Re-designation of ordinary shares into Class B Ordinary Shares (Note 1(b))	—	—	43,031,666	1	(43,031,666)	(1)	—	—	—	—	—	—	—	—
IPO cost capitalization (Note 1(b))	—	—	—	—	—	—	—	—	(270,539)	—	—	(270,539)	—	(270,539)
Conversion-Lotus convertible notes payable (Note 1(b) and 16)	1,052,632	—	—	—	—	—	—	—	69,600	—	—	69,600	—	69,600
Geely strategic investment (Note 1(b))	2,000,000	—	—	—	—	—	—	—	139,200	—	—	139,200	—	139,200
Luminar strategic investment (Note 1(b) and Note 9)	1,500,000	—	—	—	—	—	—	—	87,615	—	—	87,615	—	87,615
Conversion of Preferred Shares to Class A and Class B ordinary shares (Note 19)	84,795,039	3	5,929,250	—	—	—	—	—	5,492,746	—	—	5,492,749	—	5,492,749
Issuance of Class A Ordinary Shares and warrants to COVA shareholders and warrant holders (Note1(b))	5,870,357	—	—	—	—	—	—	—	30,265	—	—	30,265	—	30,265
Foreign currency translation adjustment, net of nil income taxes	—	—	—	—	—	—	—	—	—	—	(391,934)	(391,934)	—	(391,934)
Balance as of December 31, 2022	288,434,474	9	48,960,916	1	—	—	—	—	5,919,660	(5,730,180)	(385,886)	(196,396)	161,940	(34,456)

ECARX HOLDINGS INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT (CONTINUED)
(In thousands, except share and per share data)
___________________________
*Excludes net loss attributable to redeemable noncontrolling interests of RMB464 for the year ended December 31, 2022. Retrospectively adjusted to reflect the combination of JICA, as if the combination had been in effect since the inception of common control (refer to Note 3.a).
1Shares outstanding for all periods reflect the adjustment for Recapitalization.

	Class A Ordinary Shares		Class B Ordinary Shares		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Total deficit attributable to ordinary shareholders of the Company	Noncontrolling interests	Total shareholders’ deficit
	Number of shares	Amount	Number of shares	Amount
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2023	288,434,474	9	48,960,916	1	5,919,660	(5,730,180)	(385,886)	(196,396)	161,940	(34,456)
Net loss*	—	—	—	—	—	(940,506)	—	(940,506)	(74,989)	(1,015,495)
Share-based compensation (Note 22)	—	—	—	—	174,025	—	—	174,025	—	174,025
Combination of a subsidiary under common control (Note 3.a)	—	—	—	—	2,990	—	—	2,990	—	2,990
Issuance of Class A ordinary shares under 2022 Share Incentive Plan (Note 21)	554,575	—	—	—	—	—	—	—	—	—
Foreign currency translation adjustment, net of nil income taxes	—	—	—	—	—	—	41,308	41,308	—	41,308
Balance as of December 31, 2023	288,989,049	9	48,960,916	1	6,096,675	(6,670,686)	(344,578)	(918,579)	86,951	(831,628)
___________________________
*Retrospectively adjusted to reflect the combinations of JICA and HF EU, as if the combinations had been in effect since the inception of common control (refer to Note 3.a).
1Shares outstanding for all periods reflect the adjustment for Recapitalization.

ECARX HOLDINGS INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT (CONTINUED)
(In thousands, except share and per share data)

	Class A Ordinary Shares		Class B Ordinary Shares		Treasury Shares		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive loss	Total deficit attributable to ordinary shareholders of the Company	Noncontrolling interests	Total shareholders’ deficit
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2023	288,989,049	9	48,960,916	1	—	—	6,096,675	(6,670,686)	(344,578)	(918,579)	86,951	(831,628)
Net loss*	—	—	—	—	—	—	—	(932,315)	—	(932,315)	(57,555)	(989,870)
Share-based compensation (Note 22)	—	—	—	—	—	—	133,252	—	—	133,252	—	133,252
Combination of a subsidiary under common control (Note 3.a)	—	—	—	—	—	—	(14,242)	—	—	(14,242)	—	(14,242)
Acquisition of Suzhou Photon-Matrix (Note 3.c)	—	—	—	—	—	—	—	—	—	—	(14,360)	(14,360)
Acquisition of noncontrolling interests (Note 20(b))	—	—	—	—	—	—	(2,132)	—	—	(2,132)	(271)	(2,403)
Issuance of Class A ordinary shares under 2022 Share Incentive Plan (Note 21)	7,180,061	1	—	—	—	—	717	—	—	718	—	718
Repurchase of ordinary shares (Note 21)	(5,003,000)	—	—	—	5,003,000	(7,435)	—	—	—	(7,435)	—	(7,435)
Foreign currency translation adjustment, net of nil income taxes	—	—	—	—	—		—	—	(18,927)	(18,927)	—	(18,927)
Balance as of December 31, 2024	291,166,110	10	48,960,916	1	5,003,000	(7,435)	6,214,270	(7,603,001)	(363,505)	(1,759,660)	14,765	(1,744,895)
___________________________
*Retrospectively adjusted to reflect the combination of HF EU, as if the combination had been in effect since the inception of common control (refer to Note 3.a).
1Shares outstanding for all periods reflect the adjustment for Recapitalization.

The accompanying notes are an integral part of these consolidated financial statements.

ECARX HOLDINGS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands, except share and per share data)

	Year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
				Note 2(bb)
Operating activities:
Net loss	(1,607,146)	(1,015,495)	(989,870)	(135,611)
Adjustments to reconcile net loss to net cash used in operating activities:
Allowance for doubtful accounts	6,887	7,525	13,865	1,899
Reversal of provision for prepayments and other current assets	(1,935)	(1,310)	—	—
Write-down of inventories	35,406	10,641	6,666	913
Share-based compensation	725,651	174,025	136,950	18,762
Depreciation and amortization	74,559	85,799	148,255	20,311
Reduction of carrying amount of right-of-use assets	41,975	38,842	42,052	5,761
Loss/(Income) from equity method investments	71,928	43,065	(40,329)	(5,525)
Gains on deconsolidation of a subsidiary	(71,974)	—	—	—
Gains on sale of an equity security	(59,728)	—	—	—
Change in fair value of an equity security	16,843	22,451	44,019	6,031
Amortization of debt issuance costs	—	2,863	2,082	285
Change in fair value of warrant liabilities	3,245	(11,719)	3,431	470
Loss/(Gain) on disposal of property, equipment and intangible assets	1,939	1,751	(465)	(64)
Unrealized exchange losses/(gains)	1,857	2,515	(4,592)	(628)
Impairment of property, plant and equipment and intangible assets	—	10,237	1,687	231
Deferred income tax (benefit) expense	—	(114)	(18,239)	(2,499)
Government grants	—	—	790	108
Changes in operating assets and liabilities, net of effects of consolidation/ deconsolidation of subsidiaries and the VIEs:
Accounts receivable - third parties, net	(238,197)	133,729	85,624	11,730
Accounts receivable - related parties, net	(68,939)	(746,235)	195,788	26,823
Notes receivable	(41,433)	74,509	42,218	5,784
Inventories	5,341	11,150	(72,773)	(9,970)
Amounts due from related parties	(87,080)	37,880	(11,056)	(1,515)
Prepayments and other current assets and other non-current assets	(189,669)	(19,364)	148,070	20,286
Accounts payable - third parties	795,226	375,486	(232,141)	(31,803)
Accounts payable - related parties	130,242	21,056	206,710	28,319
Notes payable	41,101	(158,446)	132,057	18,092
Contract liabilities - third parties	1,774	(4,153)	4,954	679
Contract liabilities - related parties	(237,287)	(257,737)	(153,234)	(20,993)
Amounts due to related parties	3,808	(7,179)	(7,778)	(1,066)
Accrued expenses and other current liabilities and income tax payable	204,830	(103,334)	(104,338)	(14,294)
Operating lease liabilities	(34,985)	(21,545)	(29,886)	(4,094)
Provisions	14,424	60,155	19,204	2,631
Net cash used in operating activities	(461,337)	(1,232,952)	(430,279)	(58,947)
The accompanying notes are an integral part of these consolidated financial statements.

ECARX HOLDINGS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
(In thousands, except share and per share data)

	Year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
				Note 2(bb)
Investing activities:
Cash paid for acquisition of short-term investments	—	(163,944)	(294,000)	(40,278)
Proceeds from redemption of short-term investments	—	24,000	310,000	42,470
Loans and advances to related parties	(57,260)	(214,000)	(10,800)	(1,480)
Cash collection of loans to related parties and advances to related parties	29,360	214,000	17,700	2,425
Cash paid for acquisition of equity method investments	(79,442)	—	(53,900)	(7,384)
Proceeds from sale of HaleyTek AB	—	—	140,725	19,279
Payments for acquisition of Hubei Dongjun, net of cash acquired	—	—	(11,376)	(1,559)
Payments for acquisition of Suzhou Photon-Matrix, net of cash acquired	—	—	(45,185)	(6,190)
Cash disposed on deconsolidation of Suzhou Photon-Matrix	(22,643)	—	—	—
Cash received on deconsolidation of Hubei Dongjun	1,000	—	—	—
Financial support to an equity method investee	(28,500)	—	—	—
Proceeds from sale of Zenseact	—	792,063	—	—
Purchase of property, equipment and intangible assets	(157,286)	(62,194)	(114,648)	(15,707)
Proceeds from disposal of property, equipment and intangible assets	1,732	2,158	1,579	216
Net cash (used in) provided by investing activities	(313,039)	592,083	(59,905)	(8,208)
Financing activities:
Proceeds from issuance of Series B Convertible Redeemable Preferred Shares	159,485	—	—	—
Cash contributed by redeemable noncontrolling shareholders	10,000	—	—	—
Proceeds from short-term borrowings	1,270,000	1,500,000	1,600,000	219,199
Repayment of short-term borrowings	(1,332,000)	(1,170,000)	(1,447,140)	(198,257)
Proceeds from issuance of convertible notes	527,281	—	—	—
Payment for issuance costs of convertible notes	(2,938)	(3,396)	—	—
Borrowings from related parties	700,000	300,000	599,000	82,063
Repayment of borrowings from related parties	(700,000)	(300,000)	(449,000)	(61,513)
Acquisition of an entity under common control	—	—	(13,920)	(1,907)
Cash payment not soon after purchase of intangible assets	—	—	(53,000)	(7,261)
Cash disposed in restructuring	(20,000)	—	—	—
Cash proceeds from COVA	43,724	—	—	—
Cash proceeds from Geely strategic investment	139,200	—	—	—
Cash paid for costs of the Merger	(136,985)	(78,570)	—	—
Cash paid for repurchase of ordinary shares	—	—	(21,898)	(3,000)
Cash paid to acquire noncontrolling interests	—	—	(2,403)	(329)
Proceeds from conditional government grants	—	48,792	50,000	6,850
Net cash provided by financing activities	657,767	296,826	261,639	35,845
Effect of foreign currency exchange rate changes on cash and restricted cash	28,906	41,500	(2,889)	(396)
Net decrease in cash and restricted cash	(87,703)	(302,543)	(231,434)	(31,706)
Cash and restricted cash at the beginning of the year	989,132	901,429	598,886	82,047
Cash and restricted cash at the end of the year	901,429	598,886	367,452	50,341
Supplemental information:
Income tax paid	—	1,985	12,793	1,753
Interest paid	28,908	63,859	112,134	15,362

ECARX HOLDINGS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
(In thousands, except share and per share data)

	Year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Non-cash investing and financing activities:
Payable for purchase of property, equipment and intangible assets	24,186	127,595	139,602	14,079
Receivables from partial sale of equity interest in SiEngine	—	—	130,000	17,810
Receivables from shares issued upon exercise of options	—	—	717	98
Transfer of notes receivable as part of consideration to purchase intangible assets	—	50,000	—	—
Non-cash assets distributed to shareholders of the company in the Restructuring (Note 1(c))	247,875	—	—	—
Payable for issuance cost of convertible notes payable	5,621	—	—	—
Amounts due from a related party for sale of Zenseact	763,192	—	—	—
Issuance of ordinary shares in exchange for an equity security	87,615	—	—	—
Payables for costs of the Merger	133,554	—	—	—
Conversion of Convertible Redeemable Preferred Shares to ordinary shares (Note 1(b) and Note 19)	5,492,749	—	—	—
Conversion of convertible notes payable to Class A Ordinary Shares	69,600	—	—	—
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
“Recapitalization Factor” is 1.19295710, representing the number resulting from dividing (i) US$3,400,000, being the pre-money equity value of ECARX as agreed between ECARX and COVA, by (ii) the product of (x) the Fully-Diluted Company Shares, and (y) US$10.00.
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
(ii)23,871,971 Warrants to then holders of COVA Public Warrants and COVA Private Warrants;
(iii)282,564,117 Class A Ordinary Shares, consisted of (a) 2,000,000 Class A Ordinary Shares to Geely Investment Holding Ltd. and 1,500,000 Class A Ordinary Shares to Luminar Technologies, Inc. (collectively referred to as “Strategic Investors”), (b) 1,052,632 Class A Ordinary Shares issued to Lotus Technology Inc., the holder of the Note (as described in Note 16), and (c) 84,795,039 Class A Ordinary Shares to then existing preferred shareholders and 193,216,446 Class A Ordinary Shares to then existing ordinary shareholders of the Company.
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
The Class A Ordinary Shares and ECARX Public Warrants (defined in the Note 14) of the Company are listed on the Nasdaq Stock Market LLC, or “Nasdaq,” under the trading symbols “ECX” and “ECXWW,” respectively.
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
(c)Restructuring
Historically, the Company conducted its operation in China through its PRC consolidated subsidiaries as well as through the VIE and VIE’s subsidiaries based in China. Due to the increased regulatory scrutiny over VIE structure and because the businesses and assets relating to surveying and mapping services and ICP businesses held by VIE, namely ECARX (Hubei) Tech Co., Ltd. (“ECARX (Hubei) Tech”) which were inconsequential to the Company’s operations, the Company implemented a series of transactions to restructure its organization and business operations (the “Restructuring”) since early 2022. In connection with the Restructuring, in April 2022, the Company, Hubei ECARX and shareholders of Hubei ECARX entered into a VIE Termination Agreement to terminate the VIE Agreements with immediate effect. The Group has ceased to engage in any surveying and mapping services and ICP businesses and has not been in possession of any surveying or mapping qualification or ICP license since the Restructuring.

In addition, ECARX (Hubei) Tech, a wholly-owned PRC subsidiary of the Company, and Hubei ECARX reached an agreement, pursuant to which:
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
(d)VIE
Prior to the Restructuring in April 2022 as described in Note 1(c), the Group operated all of its business in the PRC through Hubei ECARX, a limited liability company established under the laws of the PRC. The recognized and unrecognized revenue-producing assets of the VIE and VIE’s subsidiaries primarily consisted of property and equipment, internally developed software and intellectual property, patents and trademarks and other licenses necessary for the operation and assembled workforce.
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

Upon the completion of the Restructuring in April 2022, the Group did not consolidate Hubei ECARX thereafter.
The following consolidated revenues, net income and cash flow information for the period between January 1, 2022 and the completion of the Restructuring, have been included in the accompanying consolidated financial statements. All intercompany transactions and balances with the Company and its subsidiaries, prior to the Restructuring, have been eliminated upon consolidation.

From January 1, 2022 to the completion of the Restructuring
RMB
Revenues (i)	936,520
Net income (ii)	2,793,301
Net cash provided by operating activities (iii)	224,031
Net cash provided by investing activities	165,672
Net cash used in financing activities (iv)	(1,055,000)
Net decrease in cash and restricted cash	(665,297)
Cash and restricted cash at the beginning of the period	665,297
Cash and restricted cash at the end of the period	—
___________________________
(i)From January 1, 2022 to the completion of the Restructuring, revenues include RMB265,452 from the Company and its subsidiaries, which are eliminated upon consolidation.
(ii)From January 1, 2022 to the completion of the Restructuring, net income includes RMB2,981,707 from the Company and its subsidiaries, which are eliminated upon consolidation.
(iii)From January 1, 2022 to the completion of the Restructuring, net cash provided by operating activities includes RMB228,428 generated from the Company and its subsidiaries which are eliminated upon consolidation.
(iv)From January 1, 2022 to the completion of the Restructuring, net cash used in financing activities includes RMB157,000 provided by the Company and its subsidiaries which are eliminated upon consolidation.

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
The Company has incurred losses since its inception. As of December 31, 2024, the Company had an accumulated deficit of RMB7,603,001 and its consolidated current liabilities exceeded current assets in the amount of RMB2,293,895. In addition, the Company recorded net cash used in operating activities in the amount of RMB430,279 for the year ended December 31, 2024. The Company will require additional liquidity to continue its operations over the next 12 months.

Historically, the Company had relied principally on proceeds from the issuance of redeemable convertible preferred shares and bank borrowings to finance its operations and business expansion. Since the consummation of the Merger, the Company funded its operations principally through short-term borrowings from banks and related parties, and long-term convertible notes. The Company has evaluated plans to continue as a going concern which include, but are not limited to, (i) reducing discretionary capital and operating expenses (ii) obtaining additional facilities from banks and renewal of existing bank borrowings (iii) obtaining extended financial support from controlling shareholder and related parties (iv) accelerating pace of collections of amounts due from related and third parties to optimize operational efficiency and (v) exploring opportunities for further equity financing. Subsequent to December 31, 2024, the Company has secured commitment from a related party under which the Company will be able to extend its existing loan facility of RMB200,000 up to June 30, 2026. Notwithstanding this, feasibility of some of these plans is contingent upon factors outside of the control of the Company and, as such, the Company concluded that substantial doubt about its ability to continue as a going concern has not been alleviated as of the reporting date.
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
(c)    Use of estimates
The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported period in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but not limited to, the fair values of assets acquired and liabilities assumed and the consideration transferred in a business combination; service period of connectivity services; expected credit losses for accounts receivable, other non-current assets and amounts due from related parties; realizability of inventories; accrual for warranty obligations; useful lives and recoverability of property, equipment and intangible assets and right-of-use assets; the impairment of goodwill; recoverability of long-term investments; valuation allowance of deferred tax assets; fair values of share-based

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
compensation awards, warrant liabilities; and incremental borrowing rates of the Group’s leases. Changes in facts and circumstances may result in these estimates to be revised. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.
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
Prior to the adoption of ASC 326 on January 1, 2023, the Group maintained a general and specific allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. Accounts receivable balances with large creditworthy customers were reviewed by management individually for collectability. All other balances were reviewed on a pooled basis. A percentage of general allowance was applied to the balances of accounts receivable in each aging category, excluding those which were assessed individually for collectability. Management considered various factors, including historical loss experience, current market conditions, the financial condition of its debtors, any receivables in dispute, the aging of receivables and current payment patterns of its debtors, in establishing the required allowance.
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
(i)     Business combinations
The Group accounts for business combinations using the acquisition method, which requires the identification of the acquirer, the determination of the acquisition date and the allocation of the purchase price paid by the acquirer to the identifiable tangible and intangible assets acquired, the liabilities assumed, including any contingent consideration and any noncontrolling interest in the acquiree at their acquisition date fair values. Goodwill represents the excess of the purchase price over the fair value of net assets acquired, including the amount assigned to identifiable intangible assets. Identifiable intangible assets with finite lives are amortized over their expected useful lives. Acquisition-related costs are expensed in the periods in which the costs are incurred. The results of operations of acquired businesses are included in our consolidated financial statements from the acquisition date.
In a business combination achieved in stages, the Group remeasures the previously held equity interest in the acquiree immediately before obtaining control at its acquisition date fair value and the remeasurement gain or loss, if any, is recognized in the consolidated statements of comprehensive loss.
(j)    Goodwill
At acquisition date, the Group allocates goodwill to the reporting unit based on how it expects the reporting unit to benefit from the business combination. The Group evaluates goodwill for impairment at least annually, or as circumstances warrant. Goodwill is evaluated at the reporting unit level by comparing the fair value of the reporting unit with its carrying amount including goodwill. An impairment of goodwill exists if the carrying amount of the reporting unit exceeds its fair value. The impairment loss is the amount by which the carrying amount exceeds the reporting unit’s fair value, limited to the total amount of goodwill allocated to that reporting unit. The Group did not incur impairment charges for goodwill in the year ended December 31, 2024, and the Group had no goodwill prior to 2024.
(k)    Long-term investments
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
(l)    Property and equipment
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
(m)    Intangible assets
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

Category	Estimated useful life
Software	3 years
Distribution and licensing rights	3 - 10 years
Patent	3 years
Trademarks	10 years
Developed technology	10 years
(n)    Impairment of long-lived assets
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
(o)    Product warranties
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
(p)    Value added taxes
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
(q)    Commitments and contingencies
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
(r)    Fair value measurement
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
Financial assets and liabilities of the Group primarily consist of cash, restricted cash, short-term investments, accounts receivable, amounts due from related parties, notes receivable, equity securities, receivables included in other non-current assets, short-term borrowings, accounts payable, notes payable, convertible notes payable, amounts due to related parties, warrant liabilities, and payables included in accrued expenses and other current liabilities and other non-current liabilities. The Group measures below assets and liabilities at fair value on a recurring basis by level within the fair value hierarchy as of December 31, 2023 and 2024 as below:

Level 1 – Equity securities and public warrant liabilities using observable inputs in active markets;
Level 3 – Private warrant liabilities using unobservable inputs.

As of December 31, 2023 and 2024, the carrying values of other financial instruments approximate their fair values due to the short-term maturity of these instruments or their interest rates are comparable to the prevailing interest rates in the market.
(s)    Revenue recognition
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
b.Connectivity service, which enables end-users of secure connected car service; and,
c.Other services, including technical consulting services provided to automotive companies. The performance obligations are satisfied, and revenues are recognized, at a point in time the customers accept the services, as the criteria for recognition of revenue over time are not met.
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
The connectivity service includes mobile data traffic and telematics services provider (“TSP”) maintenance service. The Group purchases mobile data traffic from its suppliers and maintains a mobile data pool to provide mobile data service pack to its related parties. In the meantime, the Group provides TSP maintenance service to its related parties with key duties to provide hosting of information, including personal data, as well as IT system support and troubleshooting.
The connectivity service commences upon activation of the mobile data service pack and remains effective with agreed standard connectivity speed (1) over the duration of ownership under the first registered owner of the automobiles or (2) over the shorter of (i) an agreed fixed period or (ii) the duration of ownership under the first registered owner. Therefore, the Group estimates the period when the mobile data service pack is activated and recognizes the connectivity service revenue over the estimated period on a straight-line basis.
The Group determines that it is the principal in providing such connectivity service, as it has control over the services, either providing the TSP maintenance service by itself (as described in Note 29) or obtaining a right to and control the services provided by Zhejiang Huanfu, including negotiating arrangement details with customers, establishing prices for services, selecting data traffic suppliers and management of the data traffic pool to fulfil users’ needs, as well as being primarily responsible for fulfilling the promise, including issues that may arise during the provision of the services.
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
(t)    Research and development expenses
Research and development expenses mainly consist of direct material cost, outsourced development expenses, payroll, share-based compensation related to research and development personnel, and expenses associated with the use of facilities and equipment by these functions, such as lease rental and depreciation. Research and development expenses are expensed as incurred.

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
(u)    Selling and marketing expenses
Selling and marketing expense mainly consists of payroll and share-based compensation related to the selling and marketing activities, advertising costs, rental, depreciation related to selling and marketing functions. Advertising costs are expensed as incurred. The advertising costs were RMB 11,800, RMB 17,651 and RMB 30,657 for the years ended December 31, 2022, 2023 and 2024, respectively.
(v)    Government grants
The Group’s PRC subsidiaries received cash subsidies from certain local governments, which consist of specific purpose grants and general purpose subsidies. Specific purpose grants are government subsidies designated to be used for a specific purpose, such as for construction of factory buildings and production facilities. General purpose subsidies are government subsidies provided for general purpose use and are not contingent upon any further actions or performance of the Group and the amounts do not have to be refunded under any circumstances.
Government grants are recognized when there is reasonable assurance that the Group will comply with the conditions attached to it and the grants will be received. Grants that compensate the Group for expenses incurred are recognized as other non-operating (expenses) income in the Group’s consolidated statements of comprehensive loss on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the acquisition cost of an asset are recorded as a liability in the Group’s consolidated balance sheets and are recognized as other non-operating (expenses) income in the Group’s consolidated statements of comprehensive loss over the useful life of the asset.
The Group received government grants of RMB59,393, RMB60,636, RMB75,211 during the years ended December 31, 2022, 2023 and 2024 respectively, of which RMB59,393, RMB11,844, RMB20,168 were recognized as non-operating (expense) income in the Group’s consolidated statements of comprehensive loss for the years ended December 31, 2022, 2023 and 2024 respectively.
As of December 31, 2023 and 2024, deferred government grants are recorded as follow:

	As of December 31,
	2023	2024
	RMB	RMB
Accrued expenses and other current liabilities	—	5,833
Other non-current liabilities – third parties	48,792	98,002
There were no significant commitment, contingencies or provision for recapture conditions for the government subsidies received for the years ended December 31, 2022, 2023 and 2024.
(w)    Income tax
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
(x)    Share-based compensation

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

Awards granted to employees with performance conditions are measured at fair value on the grant date and are recognized as the compensation expenses over the performance period as the performance targets become probable to achieve. The Group adjusts the compensation cost based on the probability of achievement of the performance targets at the end of each reporting period. The rewards are earned upon attainment of identified performance targets. Awards granted to employees with market conditions are measured at fair value on the grant date and are recognized as the compensation expenses over the estimated requisite service period, regardless of whether the market condition has been satisfied if the requisite service period is fulfilled.
The Group elects to recognize the effect of forfeitures in compensation costs when they occur. To the extent the required vesting conditions are not met resulting in the forfeiture of the share-based awards, previously recognized compensation expense relating to those awards is reversed.
(y)    Employee benefits
The Group’s subsidiaries and the VIEs in the PRC participate in a government mandated, multi- employers, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. PRC labor laws require the entities incorporated in the PRC to pay to the local labor bureau a monthly contribution calculated at a stated contribution rate on the monthly basic compensation of qualified employees. The Group has no further commitments beyond its monthly contribution. Employee social benefits included as expenses in the accompanying consolidated statements of comprehensive loss amounted to RMB 197,669, RMB 213,772 and RMB 226,423 for the years ended December 31, 2022, 2023 and 2024, respectively.

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
(z)    Leases
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
(aa)    Foreign currency
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
(bb)    Convenience translation
The United States dollar (“US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers. Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the rate of US$1.00=RMB 7.2993, the certified noon buying rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2024. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2024, or at any other rate.
(cc)    Loss per share
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

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
ECARX Warrants (Note 14) are not participating securities, as they are not entitled to participating rights until exercised; redeemable convertible preferred shares are participating securities, as they participate in undistributed earnings on an if-converted basis. A net loss is not allocated to participating securities when the participating securities do not have contractual obligations to share losses.
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
(dd)    Statutory reserves
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
No appropriation to statutory surplus fund was made during the years ended December 31, 2022, 2023 and 2024. The balance of the statutory surplus was RMB3,240 as of December 31, 2023 and 2024.
No appropriation to the discretionary surplus fund was made by the Group’s PRC subsidiaries and VIEs.
(ee) Recently adopted accounting pronouncements
The Group adopted ASU 2023-07, Segment Reporting - Improvements to Reportable Segment Disclosures (Topic 280) on January 1, 2024 which requires public entities to disclose (1) significant segment expenses by reportable segment if they are regularly provided to the Chief Operating Decision Maker (CODM) and included in each reported measure of segment profit or loss, (2) other segment items by reportable segment, (3) more than one measure of segment profit or loss used by the CODM, provided that at least one of the reported measures includes the segment profit or loss measure that is most consistent with GAAP measurement principles, (4) CODM’s title and position on both an annual and an interim basis. The Group adopted this ASU from January 1, 2024. See Note 30 for disclosures that reflect the impact of the adoption of this standard.
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

The Group adopted ASC Topic 842, Leases, as of January 1, 2022, using an effective date method following the modified retrospective transition approach for leases that existed on January 1, 2022. The adoption of ASC 842 did not have any impact to the accumulated deficit of the Group as of January 1, 2022.
(ff)    New accounting pronouncements
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
In November 2024, the FASB issued ASU 2024-03, Income Statement —Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40). The standard is intended to improve financial reporting by requiring that public business entities disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods. The standard is effective for the Group from January 1, 2027. The Group is in the process determining the impact of the adoption of this standard on its consolidated financial statements.

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)

3.    Acquisitions
a.Combinations between entities under common control

(i) Acquisition of HF Tech Europe AB (“HF EU”)

On June 30, 2024, Ecarx Sweden AB. (“Ecarx SE”) acquired all issued and outstanding shares of HF EU, an entity under common control, at a purchase consideration of SEK21,271 (equivalent to RMB13,920) which was settled in December 2024. Both the Group and HF EU are under the control of Mr. Eric Li (Shufu Li). As the acquisition of HF EU was a combination between entities under common control, the consolidated financial statements have been presented by combining assets, liabilities, revenues, expenses and equity of the Group and HF EU using the pooling-of-interests method. All intercompany transactions and balances between the combining entities have been eliminated.

The following table summarizes the results of operations* and net assets of HF EU consolidated in the Group’s consolidated financial statements. The amounts are after eliminating transactions between the Group and HF EU.

As of December 31,
2023
RMB
Assets
Current assets	39,580
Total assets	39,580

Liabilities
Current liabilities	36,749
Total liabilities	36,749

Year ended December 31,
2023
RMB
Revenue	33,527
Cost of revenues	(30,849)
Gross profit	2,678

Loss from operations	(28)
Loss before income taxes	(314)
Net loss	(314)
________________
•HF EU was established in January 2023. Therefore, the results of operations for the year of 2022 of HF EU is not applicable.

(ii) Acquisition of JICA Intelligent Robotics Co., Ltd. (“JICA”)

On June 30, 2023, ECARX (Hubei) Tech made additional capital injection amounting to RMB266,667 to JICA, of which RMB1,000 was paid on June 30, 2023 and the remaining RMB265,667 is payable within the next 3 years. Prior to the capital injection, ECARX (Hubei) Tech held 50% ownership interest in JICA, with the other 50% owned by Geely Automotive Group Co., Ltd. (“Geely Auto”). Both the Group and JICA are under the control of Mr. Eric Li (Shufu Li). Following the additional investment in JICA, ECARX (Hubei) Tech has a controlling interest of 70% in

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
JICA. As the acquisition of JICA was a combination between entities under common control, the consolidated financial statements have been presented by combining assets, liabilities, revenues, expenses and equity of the Group and JICA using the pooling-of-interests method as if the transaction occurred at the beginning of the comparative period presented. All intercompany transactions and balances between the combining entities have been eliminated.
b.Acquisition of Hubei Dongjun
On May 20 , 2024, the Group entered into an agreement with Hubei Dongjun Industrial Group (the “Dongjun Group”) to acquire the remaining 51% interest in Hubei Dongjun from Dongjun Group for a total consideration of RMB23,500 of which RMB11,750 was paid in July 2024 and the remaining RMB11,750 will be paid before end of March 2025. Following this, Hubei Dongjun became a wholly-owned subsidiary of the Group. The acquisition was consummated in July 2024 and was recorded as a business combination achieved in stages, or a step acquisition, using the acquisition method of accounting. At the acquisition date, the fair value of previously-held equity method investment was RMB22,200 determined using the Income Approach valuation technique and resulted in a gain of RMB1,174 on remeasurement of previously-held equity method investment to fair value.
The allocation of purchase price to the fair value of the assets acquired and liabilities assumed were as follows:

RMB
Cash	374
Accounts receivable - third parties, net	31,602
Prepayments and other current assets	801
Inventories	7,054
Notes receivable	4,401
Property and equipment, net	12,974
Intangible assets, net	724
Non-deductible goodwill	25,727
Short-term borrowings	(7,140)
Accounts payable - third parties	(27,634)
Accrued expenses and other current liabilities	(3,183)
Carrying value of existing investment	(21,026)
Gain on equity method investment derecognized	(1,174)
Total consideration	23,500

Supplemental schedule of noncash investing and financing activities
Fair values of assets acquired and liabilities assumed excluding cash of RMB374	19,599
Non-deductible goodwill	25,727
Fair value of derecognized investment	(22,200)
Consideration payable as included in "accrued expenses and other current liabilities"	(11,750)
Consideration paid	11,376
Goodwill has been allocated to our China reporting unit which is determined by the Group to be ECARX (Hubei) Tech and its subsidiaries, as this is a component of our operating segment which is a business and for which discrete financial information is available and segment management regularly reviews its operating results.
c.Asset acquisition of Suzhou Photon-Matrix Optoelectronics Technology Co., Ltd (“Suzhou Photon Matrix”)
On January 31, 2024, the Group entered into share purchase agreements with existing third-party shareholders of Suzhou Photon- Matrix, pursuant to which the Group acquired 13.10% additional equity interest in Suzhou Photon-Matrix for a total cash consideration of RMB46,306. Prior to the transaction, the Group held 49.17% equity interest in

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
Suzhou Photon-Matrix and accounted for the interest as an equity method investment (refer to Note 9). As a result of the transactions, the Group’s equity interest increased to 62.27%, and the Group obtained control in Suzhou Photon- Matrix.
The transaction was accounted for as an asset acquisition rather than a business combination as what the Group acquired does not include a substantive process that together with input to significantly contribute to the ability to create output. In determining the cost basis to be allocated to assets acquired, the Group measured its previously held equity interest and noncontrolling interest at their carrying values. The cost of assets acquired was allocated to the individual assets acquired or liabilities assumed based on their relative fair values. A deferred tax liability of RMB34,348 was determined by using a simultaneous equation, and this increased the carrying amount of the developed technology intangible asset acquired to RMB138,569. The Group assessed the estimated useful life of the developed technology to be 10 years.

RMB
Supplemental schedule of noncash investing and financing activities
Assets acquired and liabilities assumed excluding cash of RMB1,121	100,002
Carrying amount of derecognized investment	(34,829)
Noncontrolling interest	14,360
Deferred tax liability	(34,348)
Consideration paid	45,185

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
4.     Cash and restricted cash
A reconciliation of cash at bank and restricted cash in the consolidated balance sheets to the total amount in the consolidated statement of cash flows is as follows:

	As of December 31,
	2023	2024
	RMB	RMB
Cash at bank	571,760	324,036
Restricted cash	27,126	43,416
Cash and restricted cash shown in the consolidated statements of cash flows	598,886	367,452

As of December 31, 2023, the Group had restricted cash of RMB3,513 pledged for notes payable, and RMB23,613 restricted due to disputes on unpaid amounts to a supplier. As of December 31, 2024, the Group had restricted cash of RMB42,616 pledged for notes payable, and RMB800 restricted due to a dispute with a customer.
Cash and restricted cash are amounts deposited with financial institutions at the locations noted below:

	As of December 31,
	2023	2024
	RMB	RMB
Financial institutions in the mainland of the PRC
– Denominated in RMB	528,022	218,313
– Denominated in US$	14,542	87,855
– Denominated in Great Britain Pound (“GBP”)	81	89
–– Denominated in Hong Kong dollars (“HKD”)	—	11
Total cash balances held in the mainland of the PRC	542,645	306,268
Financial institutions in Hong Kong
– Denominated in Hong Kong dollars (“HKD”)	13	1,485
– Denominated in RMB	27	27
Total cash balances held in Hong Kong	40	1,512
Financial institutions in Sweden
– Denominated in Swedish Krona (“SEK”)	39,584	37,651
– Denominated in US$	204	213
–– Denominated in Euro	—	16,481
Total cash balances held in Sweden	39,788	54,345
Financial institutions in the United Kingdom
– Denominated in Great Britain Pounds (“GBP”)	12,356	4,830
Total cash balances held in the United Kingdom	12,356	4,830
Financial institutions in the United States
– Denominated in US$	3,867	218
Total cash balances held in the United States	3,867	218
Financial institutions in Germany
– Denominated in Euro	190	279
Total cash balances held in Germany	190	279
Total cash balances held at financial institutions in RMB	598,886	367,452

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
5.    Accounts receivable, net
Accounts receivable, net consisted of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Accounts receivable, third parties	288,507	224,560
Less: Allowance for doubtful accounts, third parties	(2,688)	(3,454)
Accounts receivable, third parties, net	285,819	221,106
Accounts receivable, related parties	1,583,920	1,395,833
Less: Allowance for doubtful accounts, related parties	(11,217)	(22,000)
Accounts receivable, related parties, net	1,572,703	1,373,833
The movement of the allowance for doubtful accounts receivables is as follows:

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Balance at the beginning of the year	—	6,887	13,905
Additions	6,887	9,951	13,875
Reversal	—	(2,426)	(10)
Write-off	—	(507)	(2,316)
Balance at the end of the year	6,887	13,905	25,454

Factoring agreement
In March 2024, the Group entered into an accounts receivable factoring agreement with a finance company of Geely Group with a minimum interest rate of 6.0% per annum. The one-year factoring agreement provides the Group to have access to up to RMB149,000 on a revolving basis, measured by the aggregate amount advanced for the unpaid balance of certain trade accounts receivable from specified customers from time to time. In October 2024, the interest rate was reduced to 4.8% per annum and the factoring limit was increased from RMB149,000 to RMB250,000.
The Group accounts for transfers of accounts receivable in accordance with ASC 860, Transfers and Servicing (“ASC 860”). Pursuant to ASC 860, the Group does not derecognize customers’ accounts receivable when receiving advance payment from the finance company due to the recourse obligations retained by the Group. As of December 31, 2024, factoring accounts receivable of RMB384,225 were not derecognized and were restricted as security for the advanced amounts of RMB150,000 received by the Group, which were recorded as amounts due to related parties on the consolidated balance sheets. The factoring proceeds from the finance company was considered financing activities and reported as “Borrowings from related parties” in the consolidated statements of cash flows.
6.    Notes receivable
The Group collects notes receivable from its customers for sales of automotive computing platform, SoC Core Modules and other products. Notes receivable as of December 31, 2023 and 2024 were bank acceptance notes, among which, RMB6,603 and nil respectively, were pledged as collateral to secure the Group’s liability for notes payable issued by China Industrial Bank. The notes payables are used for settlement between the Group and its suppliers on the purchase of raw materials and other inventories.

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
7.    Inventories
Inventories consisted of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Raw materials	90,882	177,528
Work-in-process	11,003	18,568
Finished goods	58,896	37,846
Total	160,781	233,942

The Group recorded inventory write-down of RMB35,406, RMB10,641 and RMB 6,666 for the years ended December 31, 2022, 2023 and 2024, respectively.
8.    Prepayments and other current assets
Prepayments and other current assets consisted of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Prepayments to suppliers	302,421	167,747
Receivables from partial sale of equity interest in SiEngine (refer to Note 9)	—	130,000
Contract cost assets	104,309	69,932
Others	36,770	84,606
Prepayments and other current assets	443,500	452,285
No provision was made for prepayments and other current assets as of December 31, 2023 and 2024, respectively.
9.    Long-term investments

	As of December 31,
	2023	2024
	RMB	RMB
Equity method investments	252,407	10,523
Equity securities	48,580	5,316
Total long-term investments	300,987	15,839

Management evaluated whether there was other-than-temporary impairment based on the facts, including recent financing activities, projected and historical financial performance of the investees. nil, nil and RMB6,446 impairment loss was recognized for the years ended December 31, 2022, 2023 and 2024, which was included in the (loss)/gain from equity method investments.

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
Equity method investments
The Group held several equity method investments as of December 31, 2023 and 2024, which included:

•In July 2021, ECARX HK entered into an investment agreement with Volvo Car Corporation (“Volvo Cars”), a related party, to establish a joint venture, HaleyTek AB, with cash consideration of SEK360,000 (equivalent to RMB269,813), in which the Group owns 40% equity interest. In December 2022, Volvo Cars and ECARX HK made additional investments in cash of SEK25,620 (equivalent to RMB17,478) and SEK17,080 (equivalent to RMB11,652), respectively, to HaleyTek AB. The investments were made in proportion to their equity interests of 60% and 40%. Volvo Cars and the Group are under the same control of Mr. Eric Li (Shufu Li).
In August 2024, the Group disposed of its all shares in HaleyTek AB to Volvo Cars at a consideration of SEK210,000 (equivalent to RMB140,725). No gain or loss was recognized on this transaction.
•On July 26, 2021, the Group acquired 34.61% equity interest of SiEngine Technology Co., Ltd. (“SiEngine”) from the controlling shareholder of the Company, at the cash consideration of US$10,600 (equivalent to RMB68,967) plus the issuance of 9,882,082 Series B Redeemable Convertible Preferred Shares at the issuance price of US$9.70 per share valuing US$95,800 (equivalent to RMB620,703). The Group initially recognized the investment at the carrying amount of the Company’s controlling shareholder, which was nil, as a transaction between entities under common control. The excess of consideration over the carrying amount of the equity investment was recorded as a deemed dividend in the amount of RMB689,670 to the controlling shareholder. In December 2024, the Group disposed of 3.29% of its equity interest in SiEngine to a third-party investor for a consideration of RMB130,000. As the carrying value of the Group’s equity interest in SiEngine is zero, the entire amount was recorded as a gain and included in (Loss)/gain from equity method investments.
•On September 1, 2021, the Group sold 2% equity interest of a PRC subsidiary, Hubei Dongjun, at the cash consideration of RMB1,000. As a result of the transaction, the Group’s equity interest in the subsidiary decreased from 51% to 49% and the Group lost control over the subsidiary. On the date when the Group lost control in the subsidiary, the Group remeasured its retained equity interest at fair value of RMB24,500 and recorded a gain of RMB10,579 on deconsolidation. The Group accounted for the retained interest as an equity method investment.

In May 2024, Hubei Dongjun distributed on a pro rata basis its equity interest in Shenzhen U Chance Technology Co., Ltd. (“U Chance”) to each of its equity holders, namely the Group and Dongjun Group based on their respective shareholding. As a result, U Chance was spun-off from Hubei Dongjun and the Group directly held 49% equity interest in U Chance. The Group continues to account for its investment in U Chance as equity method investment at its carrying amount. The Group further invested RMB4,900 to U Chance after the spun-off.

In July, 2024, the Group acquired the remaining 51% equity interest of Hubei Dongjun from Dongjun Group (refer to Note 3.b).
•In January 2022, Suzhou Photon-Matrix, a majority-owned subsidiary of the Group, entered into financing agreements with third party investors, pursuant to which these investors contributed, in aggregate, RMB10,000 in cash in exchange for 3.45% of equity interests of Suzhou Photon-Matrix. As a result of the transaction, the Group’s equity interest in the subsidiary decreased from 50.92% to 49.17%, and the Group lost control in Suzhou Photon-Matrix. On the date the Group lost control in the subsidiary, the Group remeasured its retained equity interest in Suzhou Photon-Matrix at fair value of RMB64,000 using the backsolve method, a market approach. A gain of RMB71,974 was recorded on deconsolidation which was calculated as follows. The Group retains significant influence over the investment and accounts for it as an equity method investment since then.

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
As described in Note 3.c, the Group acquired 13.10% additional equity interest in Suzhou Photon-Matrix from its existing third-party shareholders and as a result, the Group’s interest in Suzhou Photon-Matrix increased to 62.27% and the Group obtained control in Suzhou Photon-Matrix.
•In November 2023, the Group entered into a shareholders’ agreement with smart Automobile Co., Ltd., a subsidiary of smart mobility Pte. Ltd, to establish a China-based joint venture with a cash consideration of RMB49,000 for the development of automotive operating system software, in which the Group owns 49% equity interest. The Group settled the cash consideration by March 2024.
Summary of combined financial position for the investee companies as of December 31, 2023 and 2024 and the results of operation for the years ended December 31, 2022, 2023 and 2024 is as follows:

	As of December 31,
	2023	2024
	RMB	RMB
Financial position:
Current assets	878,519	1,043,993
Non-current assets	1,093,602	362,528
Total assets	1,972,121	1,406,521
Current liabilities	1,043,703	1,376,495
Non-current liabilities	1,146,673	1,170,600
Total liabilities	2,190,376	2,547,095
Shareholders’ deficit	(218,255)	(1,140,574)
Total liabilities and shareholders’ deficit	1,972,121	1,406,521

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Results of operations:
Total revenues	1,134,152	1,290,126	1,639,035
Loss from operation	(636,240)	(795,354)	(967,402)
Net loss	(641,401)	(839,052)	(1,014,495)

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
•Luminar
In May 2022, the Group entered into strategic investment agreements with Luminar Technologies, Inc., (“Luminar”) a Delaware corporation. Pursuant to the strategic investment agreement, Luminar was to fulfil the agreement obligation by electing on its sole discretion to (1) pay cash in the amount of US$15,000 to the Group, or (2) issue shares to the Group in the number equal to the quotient of US$15,000 divided by the volume-weighted average price of Luminar’s shares listed on Nasdaq for twenty (20) consecutive trading days immediately preceding the closing date of the Group’s merger with COVA, at the par value of US$0.0001 per share, provided that no fractional shares will be issued, upon the completion of the Group’s mergers with COVA. Pursuant to this agreement, upon the Group’s Merger with COVA, Luminar settled its obligation by issuing 2,030,374 shares to the Company worth US$12,588. The fair value of these shares decreased to US$6,842 (equivalent to RMB48,580) and US$728 (equivalent to RMB5,316) as of December 31, 2023 and 2024, respectively. The fair value change of US$3,208 (equivalent to RMB22,451) and US$6,114 (equivalent to RMB44,019) were recorded in the consolidated statements of comprehensive loss for the years ended December 31, 2023 and 2024, respectively.
10.    Property and equipment, net
Property and equipment, net, consisted of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Machinery and electronic equipment	197,777	290,356
Transportation vehicles	5,654	4,225
Office and other equipment	20,614	21,613
Leasehold improvements	44,747	54,640
Construction in progress	7,938	14,747
Property and equipment	276,730	385,581
Less: accumulated depreciation	(148,653)	(215,021)
Less: impairment	(7,292)	(10,261)
Property and equipment, net	120,785	160,299

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
Depreciation on property and equipment was allocated as follows:

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Cost of revenues	1,022	544	4,454
Selling, general and administrative expenses	31,931	29,914	18,599
Research and development expenses	17,574	23,501	33,738
Total depreciation expenses	50,527	53,959	56,791

Impairment loss on obsolete and damaged equipment of property and equipment was allocated as follows:

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Selling, general and administrative expenses	—	454	—
Research and development expenses	—	6,838	1,039
Total impairment loss	—	7,292	1,039
11. Intangible assets, net
Intangible assets, net consisted of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Software	121,950	164,369
Distribution and licensing rights	143,725	185,363
Trademark	139	270
Patent	2,655	2,655
Developed technology (refer to Note 3.c)	—	138,569
Intangible assets	268,469	491,226
Less: accumulated amortization	(86,183)	(177,871)
Less: impairment	(2,945)	(3,578)
Intangible assets, net	179,341	309,777
In November 2023, the Group entered into a licensing agreement with Hubei Xingji Meizu Group Co., Ltd., (“Xingji Meizu”), a related party. Pursuant to the licensing agreement, the Group obtained a non-exclusive license under certain software of Xingji Meizu to develop and sell this software worldwide for three years. The consideration is due by instalment in three years of RMB50,000 each year. The Group recognized RMB143,725 software license rights based on the present value of the consideration and amortized it over three years.

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
Amortization of intangible assets was allocated as follows:

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Cost of revenues	—	7,985	48,160
Selling, general and administrative expenses	9,987	10,047	8,882
Research and development expenses	14,045	13,808	34,422
Total depreciation expenses	24,032	31,840	91,464
Impairment loss on obsolete and damaged intangible assets was allocated as follows:

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Selling, general and administrative expenses	—	2,662	648
Research and development expenses	—	283	—
Total impairment loss	—	2,945	648
Estimated amortization expenses relating to the existing intangible assets with finite lives for the next five years is as follows:

As of December 31,
RMB
2025	101,054
2026	85,668
2027	30,450
2028	18,220
2029	17,934
12.    Short-term borrowings
Short-term borrowings consisted of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Unsecured bank loans	1,200,000	1,360,000
As of December 31, 2023, the Group’s short-term borrowings bear an interest rate of 3.80%, 3.90% and 4.00% per annum. As of December 31, 2024, the Group’s short-term borrowings bear interest rates of 3.90% and 4.00% per annum. As of December 31, 2023 and 2024, the Group had a total line of credit in the amount of RMB1,200,000 and RMB2,000,000, of which the unused portion was nil and RMB640,000, respectively.
Short-term borrowings of RMB180,000 and nil as of December 31, 2023 and 2024, respectively, were guaranteed by Hubei ECARX, which is a related party of the Group after the Restructuring as disclosed in the Note 1(c).

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
13.    Contract liabilities
Contract liabilities consisted of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Current liabilities – third parties	621	6,357
Current liabilities – related parties	207,017	150,452
Non-current liabilities – third parties	2	20
Non-current liabilities – related parties	133,993	37,324
Contract liabilities, current and non-current	341,633	194,153
Contract liabilities primarily relate to upfront non-refundable payments from the Group’s customers for the purchase of connectivity services and automotive computing platform products in advance of transfer of control of the products or services under the contract. Amounts that are expected to be recognized as revenues within one-year are included as current contract liabilities while the remaining balance recognized as non-current contract liabilities.
The amount of revenue recognized that was included in the contract liabilities balance at the beginning of the year was RMB321,215 and RMB181,140 for the years ended December 31, 2023 and 2024, respectively.
As of December 31, 2023 and 2024, the aggregated amounts of the transaction price allocated to the remaining performance obligation under the Group’s existing contracts are RMB341,633 and RMB194,153, respectively.
As of December 31, 2024, revenue expected to be recognized in the future related to the unsatisfied performance obligations is as follows:

Year ending December 31,	Amount
2025	156,809
2026	36,835
2027	322
2028	187
The Group has elected the practical expedient not to disclose the information about remaining performance obligations which are part of contracts that have an original duration of one year or less.
14.    Warrant liabilities
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

	As of December 31,
	2023	2024
Risk-free rate of return (%)	3.93%	4.27%
Volatility	29.50%	50.20%
Expected dividend yield	0.0%	0.0%
Expected term	4.0 years	3.0 years
Fair value of the underlying ordinary shares	US$3.16 (equivalent to RMB22.44)	US$2.11 (equivalent to RMB15.40)
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
The table below reflects the movement of ECARX Warrants for the years ended December 31, 2023 and 2024:

	January 1, 2023 RMB	Gain due to change in fair value RMB	Foreign currency translation adjustments RMB	December 31, 2023 RMB
Liabilities
ECARX Public Warrants	10,346	(7,349)	198	3,195
ECARX Private Warrants	6,198	(4,370)	118	1,946
Total	16,544	(11,719)	316	5,141

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)

	January 1, 2024 RMB	Loss due to change in fair value RMB	Foreign currency translation adjustments RMB	December 31, 2024 RMB
Liabilities
ECARX Public Warrants	3,195	2,160	119	5,474
ECARX Private Warrants	1,946	1,271	73	3,290
Total	5,141	3,431	192	8,764
15.    Accrued expenses and other liabilities
Accrued expenses and other liabilities consisted of the following:

	As of December 31,
	2023	2024
	RMB	RMB
Salaries and benefits payables	257,207	135,746
Taxes payable	101,487	120,748
Product warranties	41,924	50,426
Accrued costs of the Merger	54,984	54,984
Other payables and accrued charges*	158,938	264,649
Accrued expenses and other current liabilities	614,540	626,553
___________________________
*Other payables and accrued charges primarily include accrual for research and development expenses.

Product warranty

The following table provides a reconciliation of changes in the product warranties:

	Year ended December 31,
	2023	2024
	RMB	RMB
Balance at the beginning of the year	92,148	132,795
Additions	85,161	69,604
Settlements	(44,514)	(41,898)
Balance at the end of the year	132,795	160,501
Including:
Current portion of warranty included in "Accrued expenses and other current liabilities"	41,924	50,426
Non-current portion of warranty included in "Provisions"	90,871	110,075
16.    Convertible notes payable to a related party
On May 13, 2022, the Company issued convertible notes due in 12 months following the issuance (the “Note”) with aggregate principal of US$10,000 (equivalent to RMB67,871) to one investor, which is a related party. The Note bore an interest rate of 5% per annum.
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
Conversion of the Note is stipulated as below:
•In the event the Company consummates a public offering of Class A ordinary shares that is no more than six (6)months following the issuance date, the outstanding principal amount of the Note shall be mandatorily converted to Class A Ordinary Shares at the conversion price of (i) the lesser of (A) US$10.00 per share (assuming that the Company’s authorized shares will be subdivided based on the pre-money equity valuation in connection with an offering via mergers with a special purpose acquisition company to give each ordinary share of the Company a deemed value of US$10.00) and (B) the lowest per share price at which any Class A ordinary shares or ordinary shares of the Company are issued in any subscription by certain investors of the Company’s securities to be issued concurrently, if the offering is via mergers with a special purpose acquisition company; or (ii) the per share offering price in an IPO (the “Initial Conversion Price”). In the event the Company consummates a public offering of Class A ordinary shares that is more than six (6) months following the issuance date, the outstanding principal amount of the Note shall be mandatorily converted to Class A Ordinary Shares at the conversion price of 95% of the Initial Conversion Price.
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
17.    Convertible notes payable
On October 25, 2022, the Company entered into a convertible note purchase agreement (the “Investor Note Purchase Agreement”) with certain institutional investors, pursuant to which the Company agreed to issue and sell US$65,000 (equivalent to RMB459,410) aggregate principal amount of unsecured convertible notes (the “Investor Notes”, each an “Investor Note”) due to mature on November 8, 2025 (the “Investor Note Maturity Date”). The Investor Notes bear interest at a rate of 5% per annum. The holder of Investor Notes has the right to earn 9% internal rate of return if the Notes are not converted or redeemed before the Investor Note Maturity Date.
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
During 2024, the Group determined that it is probable that the Investor Notes will not be converted prior to the Investor Note Maturity Date of November 8, 2025. Accordingly, an additional interest of US$4,773 was accrued to account for the noteholders’ right to 9% internal rate of return on the principal amount of the Investor Notes. The Company also reclassified the convertible notes payable to current liabilities as of December 31, 2024 due to its maturity in 2025.
The following is a summary of the Company’s convertible notes payable and its fair values as of December 31, 2023 and 2024.

				Fair Value
	Principal amount	Unamortized debt issuance costs	Net carrying amount	Amount	Leveling
	RMB	RMB	RMB	RMB
As of December 31, 2023	461,494	(5,793)	455,701	396,884	Level 3
As of December 31, 2024	474,455	(3,845)	470,610	481,754	Level 3
The fair value of the convertible notes payable was estimated using the binomial model with the key assumptions including risk-free rate of return, volatility, and bond yield.
18.    Leases
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
The operating lease right-of-use assets and the amortization were as follows:

	As of December 31,
	2023	2024
	RMB	RMB
Operating lease right-of-use assets	172,643	188,844
Less: accumulated amortization	(47,438)	(56,194)
Total	125,205	132,650
The components of lease costs were as follows:

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB

Operating lease costs	47,163	47,828	51,536
Short-term lease costs	4,234	3,675	3,210
Total	51,397	51,503	54,746
The lease cost was allocated as follows:

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Selling, General and administrative expenses	20,359	28,272	31,246
Research and development expenses	31,038	23,231	23,500
Total	51,397	51,503	54,746

	As of December 31,
	2023	2024
Weighted average remaining lease term (years):
Operating leases	6.14	5.59

Weighted average discount rate:
Operating leases	8.65%	8.06%

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
Future minimum lease payments as of December 31, 2024, including rental payments for lease renewal options the Group is reasonably certain to exercise were as follows:

As of December 31,
2024
RMB
2025	44,594
2026	40,165
2027	30,133
2028	26,129
2029	20,357
2030 and thereafter	40,248
Total lease payments	201,626
Less imputed interest	(39,288)

Present value of lease liabilities	162,338
Operating lease liabilities, current	40,918
Operating lease liabilities, non-current	121,420
Supplemental cash flow information related to operating leases was as follows:

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows from operating leases	40,173	31,218	39,012

Right-of-use assets obtained in exchange for lease obligations
Operating leases	51,621	56,098	28,484
19.    Mezzanine equity
Prior to the Company’s merger, the Company issued various series of preferred shares noted in the table below. These preferred shares carried various redemption rights, conversion rights, voting rights, dividend rights and liquidation preferences. None of those rights were used or materialized except that they were all converted into ordinary shares on December 20, 2022 as noted in the Merger and Recapitalization Note 1(b).
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
The activities of the Redeemable Convertible Preferred Shares for the year ended December 31, 2022 consist of the following which reflect the effect of Recapitalization:

	Series Angel Preferred Shares		Series A Preferred Shares			Series A+ Preferred Shares		Series A++ Preferred Shares		Series B Preferred Shares
	Shares	Carrying amount	Shares	Carrying amount	Subscription receivable	Shares	Carrying amount	Shares	Carrying amount	Shares	Carrying amount	Subscription receivable	Total
		RMB		RMB	RMB		RMB		RMB		RMB	RMB	RMB
Balance as of January 1, 2022	6,016,207	283,585	29,184,844	1,429,313	—	29,361,157	1,386,671	8,546,916	475,413	17,615,165	1,117,317	(159,392)	4,532,907
Subscription contributions from shareholders	—	—	—	—	—	—	—	—	—	—	—	159,485	159,485
Accretion of Redeemable Convertible Preferred Shares	—	21,916	—	100,884	—	—	106,959	—	36,732	—	88,387	—	354,878
Foreign currency translation adjustment	—	26,949	—	135,409	—	—	131,767	—	45,179	—	106,268	(93)	445,479
Conversion of Preferred Shares to Ordinary Shares upon the completion of the Merger	(6,016,207)	(332,450)	(29,184,844)	(1,665,606)	—	(29,361,157)	(1,625,397)	(8,546,916)	(557,324)	(17,615,165)	(1,311,972)	—	(5,492,749)
Balance as of December 31, 2022	—	—	—	—	—	—	—	—	—	—	—	—	—
20.    Noncontrolling interests
(a)Redeemable noncontrolling interests
In October 2021, Suzhou Photon-Matrix entered into financing agreements with third party investors, pursuant to which these investors contributed RMB30,000 in cash in exchange for 10.71% of equity interests of Suzhou Photon-Matrix. In January 2022, Suzhou Photon-Matrix entered into financing agreements with third party investors, pursuant to which these investors in aggregate contributed RMB10,000 in cash in exchange for 3.45% of equity interests of Suzhou Photon-Matrix. These investors have the right to request Suzhou Photon-Matrix to redeem all of the equity interest they hold if Suzhou Photon-Matrix does not achieve a qualified IPO within 7 years after their investment, at the contribution price plus 10% interest per annum.
Before the deconsolidation of Suzhou Photon-Matrix as stated in the Note 9, the redeemable noncontrolling interest was recorded outside of permanent equity, as mezzanine equity- redeemable noncontrolling interests in the consolidated balance sheets. The amount presented in redeemable noncontrolling interests should be higher of the noncontrolling interests balance after attribution of net income or loss of the subsidiary and related dividends to the noncontrolling interests, or the redemption amount.

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
During the year ended December 31, 2022, changes of redeemable noncontrolling interests were as follows:

RMB
Balance as of January 1, 2022	30,500
Add: Capital contribution	10,000
Less: Comprehensive loss	(464)
Add: Accretion of redeemable noncontrolling interests	714
Less: Deconsolidation of Suzhou Photon-Matrix	(40,750)
Balance as of December 31, 2022	—
b.    Non-redeemable noncontrolling interests
In January 2022, the Group lost control in Suzhou Photon-Matrix, following its capital transactions with other shareholders as a consequence of which the Group’s ownership interest in Suzhou Photon-Matrix reduced from 57.03% to 49.17%. The Group lost control of Suzhou Photon-Matrix and the carrying amount of relevant non-redeemable noncontrolling interests in the amount of RMB7,178 was derecognized accordingly. In January 2024 as noted in note 3.c above, the Group purchased 13.10% additional equity interest in Suzhou Photon-Matrix and obtained control in Suzhou-Photon Matrix and, as a result, 37.73% equity interest in Suzhou-Photon Matrix was recorded as non-redeemable noncontrolling interests at its carrying value. In July 2024, the Group further acquired 0.69% interest in Suzhou-Photon Matrix for a consideration of RMB2,403 from a third-party shareholder and the difference between consideration paid and carrying amount of the acquired interest was recorded in additional paid-in capital as this transaction is presented as equity transaction among owners.

In June 2023, as a result of the combination between entities under common control stated in the Note 3.a, the Group owns a controlling interest of 70% in JICA. The remaining 30% equity interest in JICA was recorded as non-redeemable noncontrolling interests.
21.    Ordinary shares and treasury shares
As noted in Note 1(b), following the Merger, the Company’s Articles were amended. As such, the shares and corresponding capital amounts and earnings per share prior to the Merger have been retroactively recast.
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

As noted in Note 22, in 2023, the Company issued 554,575 Class A Ordinary Shares for the 2022 Share Incentive Plan. The numbers of shares outstanding as of December 31, 2023 were 288,989,049 Class A Ordinary Shares and 48,960,916 Class B Ordinary Shares.

In 2024, the Company issued 7,180,061 Class A Ordinary Shares for the 2022 Share Incentive Plan.

On July 15, 2024, the Company received a written notice from a shareholder relating to the surrender of 4,500,000 Class A ordinary shares of the Company by that shareholder for no consideration. These surrendered shares were designated and held in the name of the Company as treasury shares.
In December 2024, the Group kicked-off a share repurchase program under which the Company may repurchase up to US$20,000,000 of its ordinary shares until the close of business on September 30, 2025.

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
The Company’s proposed repurchases may be made from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. During December 2024, the Company repurchased 503,000 shares in the open market for a total consideration of US$1,019 (equivalent to RMB7,435) which are reported a treasury shares on the consolidated balance sheets.

The numbers of shares outstanding as of December 31, 2024 were 291,166,110 Class A Ordinary Shares and 48,960,916 Class B Ordinary Shares.
22.    Share based compensation
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

In December 2021, Mr. Ziyu Shen and the Company entered into 2021 Restricted Share Units agreements (the “2021 RSU Replacement Plan”) with employees who were subject to 2019 RSU Plan. The 2021 RSU Replacement Plan modified the 2019 RSU Plan pursuant to which the condition of the qualified IPO was excluded. As a result, the RSUs can vest in equal tranches at the first, second, third, fourth and fifth anniversary since the grantees’ service commencement with the Group. As a result of the modification, 5,101,085 RSUs became vested immediately and the remaining portion of 2,607,277 RSUs was to be vested over the service period following the modified vesting schedule.
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
Modifications
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
On June 29, 2023, the Company approved a new modification plan to change the vesting condition of aggregated 1,312,253 RSUs granted under the 2019 RSU Plan. After this modification, the RSUs vest under one of the following two approaches: 20%, 50% and 30% or 20%, 20% and 60% of the RSUs over three years for each year of service provided. The Company accounted for 2023 modifications as a Type I (probable to probable) modification. The Company calculated incremental compensation cost of the modification as the excess of the fair value of the modified awards over the fair value of the original awards immediately before its terms were modified at the modification date. Total incremental compensation costs were US$2,349 (equivalent to RMB16,440), of which US$1,756 (equivalent to RMB12,290) was recognized immediately for the vested RSUs at the modification date, while the remaining

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
incremental compensation cost along with unrecognized compensation cost remaining from the unvested RSUs, was recognized over the remaining requisite service period.

On July 31, 2024, the Company approved a new modification plan to change the vesting condition of aggregated 1,192,957 RSUs granted under the 2019 RSU Plan. After this modification, 20%, 20% and 60% of the RSUs vest over three years for each year of service provided. The RSUs were granted on September 13, 2023 at a weighted average exercise price of US$3.50 per RSU. The Company also approved the modification to change the exercise price of aggregated 3,742,364 RSUs granted to certain employees under the 2019 RSU Plan. After the modification, the exercise price was changed to US$1.00 per RSU. The Company accounted for the modification as a Type I (probable-to-probable) modification. The total incremental compensation costs were US$1,458 (equivalent to RMB10,498).
2022 Share Incentive Plan
In December 2022, the Company’s Board of Directors approved a share award plan (the “2022 Share Incentive Plan”) for the granting of options, restricted shares, restricted share units or other equity incentive awards (collectively referred to as the ‘‘Awards’’), to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of the Company’s business.

In December 2023, the Company granted an aggregated number of 460,671 RSUs to an employee and a director, which were immediately fully vested upon the grants and these RSUs had been fully exercised as of December 31, 2023.
.
In February and December 2024, the Company granted an aggregated number of 206,287 RSUs to employees and a director which were immediately fully vested upon each grant date and these RSUs had been fully exercised as of December 31, 2024.

During 2024, the Company granted an aggregated number of 1,050,203 RSUs to certain employees including an Executive Officer. RSUs issued to the Executive Officer were granted as fully vested while for other employees, they vest in equal installments over a service period of 4 years at each service anniversary date.
The following table summarizes activities of the Company’s RSUs for the year ended December 31, 2024:

	Number of RSUs	Weighted Average Exercise Price	Weighted Average Fair value at grant date	Weighted remaining contractual years	Aggregate intrinsic value
		US$	US$		US$
Outstanding at January 1, 2024	15,033,854	0.69	4.91	—	—
Granted (new RSUs)	1,256,490	—	1.83	—	—
Granted (replacement RSUs)	4,935,321	0.53	2.02	—	—
Replaced	(4,935,321)	1.87	2.02	—	—
Exercised	(4,427,306)	0.03	6.53	—	—
Outstanding at December 31, 2024	11,863,038	0.31	4.04	8.55	36,658
Exercisable as of December 31, 2024	10,708,243	0.28	4.07	8.53	34,652

Total intrinsic value of RSUs exercised was nil, RMB56,876 and RMB175,862 for the years ended December 31, 2022, 2023 and 2024, respectively.
The fair value of the RSUs granted in 2022, 2023 and 2024 was estimated using the binomial model with the following assumptions used:

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)

	Year ended December 31,
	2022	2023	2024
Risk-free rate of return (1)	1.61% - 4.12%	2.65% - 4.25%	4.06%
Volatility (2)	44.15% - 48.12%	44.58% - 44.73%	44.56%
Expected dividend yield (3)	0.0%	0.0%	0.0%
Fair value of underlying ordinary share (4)	US$7.57-US$9.05 (equivalent to RMB48.29-RMB64.98)	US$3.68 - US$6.91 (equivalent to RMB26.46-RMB49.90)	US$0.96 - US$1.60 (equivalent to RMB6.92 - RMB11.52)
Expected terms (5)	10 years	10 years	10 years
___________________________
(1)With respect to the RSUs issued in US$ or RMB, the risk-free interest rate was separately estimated based on the yield to maturity of U.S. Treasury bonds or China Government Bond for a term consistent with the expected term of the Company’s RSUs in effect at the valuation date.
(2)Expected volatility was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the expected term of the Company’s RSUs.
(3)Expected dividend yield is zero as the Company does not anticipate any dividend payments in the foreseeable future.
(4)Prior to IPO, the estimated fair value of the ordinary shares at the grant dates was estimated by management with the assistance of an independent valuation firm. The Company first determined its enterprise value by using income approach, which required the estimation of future cash flows, and the application of an appropriate discount rate with reference to comparable listed companies engaged in the similar industry to convert such future cash flows to a single present value. After the Company’s IPO, the fair value of the underlying ordinary share is the closing price of the Company’s ordinary shares traded in the open market as of the grant date.
(5)Expected term is the contract life of the RSUs.
The Group recognized share-based compensation expense of US$19,505 (equivalent to RMB129,444) relating to the RSUs vested upon the completion of the Merger with COVA in December 2022.
Compensation expense recognized for RSUs for the years ended December 31, 2022, 2023 and 2024 is allocated as follows:

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Research and development expenses	42,986	26,590	2,842
Selling, general and administrative expenses	481,567	139,340	90,725
Total	524,553	165,930	93,567
As of December 31, 2024, US$3,410 (equivalent to RMB24,551) of total unrecognized compensation expense related to the RSUs is expected to be recognized over a weighted-average period of 1.4 years.
(b) Performance Share Units (“PSUs”)
In June 2024, the Group’s board of directors approved the grant of PSUs to certain executive officers under the 2022 Share Incentive Plan. The vesting of PSUs is contingent on meeting certain financial performance targets, market conditions and continued service.

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
The following table summarizes activities of the Company’s PSUs for the year ended December 31, 2024:
.

	Number of PSUs	Weighted Average Fair value at grant date
		US$
Outstanding at January 1, 2024
Granted	2,000,000	1.69
Vested	—	—
Forfeited	—	—
Outstanding at December 31, 2024	2,000,000	1.69
Vested and expected to vest as of December 31, 2024	2,000,000	1.69
The fair value of the PSUs granted in 2024 was estimated using the Monte Carlo simulation with the following assumptions used:

Grant date:	July 2024
Risk-free rate of return (1)	4.26%
Volatility (2)	43.25%
Expected dividend yield (3)	0.0%
Fair value of underlying ordinary share (4)	US$1.69 (equivalent to RMB12.25)
Expected terms (5)	10 years
______________________
(1)The risk-free interest rate was estimated based on the yield to maturity of U.S. Treasury bonds for a term consistent with the expected term of the Company’s PSUs in effect at the valuation date.
(2)Expected volatility was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the expected term of the Company’s PSUs.
(3)Expected dividend yield is zero as the Company does not anticipate any dividend payments in the foreseeable future.
(4)Fair value of underlying ordinary share is the closing price of the Company’s ordinary shares traded in the open market as of the grant date.
(5)Expected term is the contract life of the PSUs.

The Group recognized share-based compensation expense of US$1,350 (equivalent to RMB9,723) related to PSUs in selling, general and administrative expenses for the year ended December 31, 2024. As of December 31, 2024, US$7,463 (equivalent to RMB54,475) of the total unrecognized compensation cost related to PSUs is expected to be recognized over the weighted-average remaining requisite service period of 2 years.
(c) Options
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
In January 2023, the Company granted 63,464 share options to certain employees.

2022 Share Incentive Plan

In December 2023, the Company granted an aggregated number of 93,904 share options to directors as fully vested on the date of grant.

Between April and July 2024, the Company granted an aggregate number of 5,574,856 share options to employees. The share options vest under one of the following two approaches:
•fully vested on the date of grant.
•25% of the grants vest every twelve-month service period since the service commencement of the employees.

In December 2024, the Company granted an aggregated number of 246,724 share options to directors as fully vested on the date of grant.
The following table summarizes activities of the options for the year ended December 31, 2024.

	Number of options	Weighted Average Exercise Price	Weighted Average Fair value at grant date	Weighted remaining contractual years
		US$	US$
Outstanding at January 1, 2024	11,260,718	9.62	3.11	—
Granted	5,821,580	0.50	1.24	—
Forfeited	(950,819)	5.40	1.35	—
Exercised	(196,423)	0.50	1.19	—
Outstanding at December 31, 2024	15,935,056	6.65	2.57	7.55
Exercisable as of December 31, 2024	11,638,041	8.26	2.70	7.13
Total intrinsic value of options exercised was nil, nil and RMB982 for the years ended December 31, 2022, 2023 and 2024, respectively.
The fair value of the options granted in 2022, 2023 and 2024 was estimated using the binomial model with the following assumptions used:

	Year ended December 31,
	2022	2023	2024
Risk-free rate of return (1)	1.63% – 3.83%	3.79% - 3.88%	4.48% - 4.69%
Volatility (2)	44.18% – 45.07%	44.37% - 44.95%	47.09% - 47.34%
Expected dividend yield (3)	0.0%	0.0%	0.0%
Fair value of underlying ordinary share (4)	US$7.57 - US$9.30	US$3.16 - US$8.02	US$1.14 - US$1.84
Expected terms (5)	10 years	10 years	10 years
(1)The risk-free interest rate was estimated based on the yield to maturity of U.S. Treasury bonds for a term consistent with the expected term of the Company’s options in effect at the valuation date.
(2)Expected volatility was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the expected term of the Company’s options.

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
(3)Expected dividend yield is zero as the Company does not anticipate any dividend payments in the foreseeable future.
(4)Prior to the IPO, the estimated fair value of the ordinary shares at the grant dates was estimated by management with the assistance of an independent valuation firm. The Company first determined its enterprise value by using income approach, which required the estimation of future cash flows, and the application of an appropriate discount rate with reference to comparable listed companies engaged in the similar industry to convert such future cash flows to a single present value. After the Company’s IPO, the fair value of the underlying ordinary share is the closing price of the Company’s ordinary shares traded in the open market as of the grant date.
(5)Expected term is the contract life of the option awards.
The Group recognized share-based compensation expense of US$30,384 (equivalent to RMB201,645) for 6,818,048 options vested upon the completion of the Merger with COVA in December 2022.
Compensation expense recognized for options for the years ended December 31, 2022, 2023 and 2024 is allocated as follows.

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Selling, general and administrative expenses	107,274	6,890	20,524
Research and development expenses	93,824	1,205	13,136
Total	201,098	8,095	33,660
As of December 2024, US$2,346 (equivalent to RMB16,890) of total unrecognized compensation expense related to the options is expected to be recognized over a weighted-average period of 2.29 years.
23.    Revenue information
Revenues are disaggregated as follow:
Major products/services lines:

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Sales of goods revenues	2,433,964	3,311,507	4,405,485
Automotive computing platform	1,690,569	2,733,964	3,867,356
SoC Core Modules	660,554	496,939	532,946
Automotive merchandise and other products	82,841	80,604	5,183
Software license revenues	404,469	444,830	305,985
Service revenues	723,561	943,336	849,796
Automotive computing Platform – Design and development service	468,770	677,651	565,855
Connectivity service	212,738	221,631	246,139
Other services	42,053	44,054	37,802
Total revenues	3,561,994	4,699,673	5,561,266

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
Timing of revenue recognition:

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Point in time	3,349,256	4,478,042	5,315,127
Over time	212,738	221,631	246,139
Total revenues	3,561,994	4,699,673	5,561,266
For the years ended December 31, 2022, 2023 and 2024, 98.1%, 98.2% and 97.6% of the Group’s revenues were generated in the PRC.
24.    Other non-operating (expenses) income
Other non-operating (expenses) income consisted of the following:

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Change in fair value of an equity security (Note 9)	(16,843)	(22,451)	(44,019)
Gains on sale of an equity security (Note 9)	59,728	—	—
Gains on deconsolidation of a subsidiary (Note 9)	71,974	—	—
Change in fair value of warrant liabilities (Note 14)	(3,245)	11,719	(3,431)
Government grants	59,393	11,844	20,168
Foreign currency exchange losses, net	(18,216)	(10,637)	(7,613)
Total other non-operating income (expenses)	152,791	(9,525)	(34,895)
25.    Income taxes
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
The enterprise income tax rate will be reduced to 15% for state-encouraged High and New Technology Enterprises (“HNTE”). In December 2023, ECARX (Hubei) Tech was certified as an HNTE by the Hubei provincial government for a period of three years from 2023 to 2025 if all the criteria for HNTE status is satisfied in the relevant year.
In December 2024, JICA is certified as an HNTE by the Jiangsu provincial government for a period of 3 years from 2024 to 2026 if all the criteria for HNTE status is satisfied in the relevant year.
The components of income / (loss) before income taxes are as follows:

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
The Cayman Islands	(57,261)	(53,587)	(121,803)
British Virgin Islands	(2)	18,832	(5,931)
Hong Kong S.A.R	(27,262)	(17,343)	52,583
Sweden	7,015	13,654	3,181
United Kingdom	(348,872)	(246,423)	(186,346)
Americas	—	(26,109)	5,743
Germany	—	(13,291)	(25,003)
The PRC, excluding Hong Kong S.A.R.	(1,151,699)	(694,871)	(710,812)
Total	(1,578,081)	(1,019,138)	(988,388)
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
The Company’s subsidiaries and VIEs located in the PRC were in accumulated loss status as of December 31, 2022, 2023 and 2024. Accordingly, no deferred tax liability had been accrued for the Chinese dividend withholding taxes as of December 31, 2023 and 2024.
The Group does not file combined or consolidated tax returns, therefore, losses from individual subsidiaries or the VIEs may not be used to offset other subsidiaries’ or the VIEs’ earnings within the Group.

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
(a)Income taxes (expense) benefit
Income tax (expense) benefit recognized in the consolidated statements of comprehensive loss consisted of the following:

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Current income tax (expense) benefit	(29,065)	3,529	(19,721)
Deferred income tax benefit	—	114	18,239
Total income tax (expense) benefit	(29,065)	3,643	(1,482)
(b)Tax reconciliation
Reconciliation of the differences between PRC statutory income tax rate and the Group’s effective income tax rates for the years ended December 31, 2022, 2023, and 2024 are as follows:

	Year ended December 31,
	2022	2023	2024
Computed expected income tax benefit	(25)%	(25)%	(25)%
Effect of preferential tax rate	(17)%	4%	7%
Effect of different tax jurisdiction	2%	2%	4%
Change in tax rate	—%	18%	4%
Prior year return-to-provision true up	—%	(2)%	—%
Non-deductible expenses and non-taxable income	40%	4%	1%
Research and development expenses additional deduction	(5)%	(6)%	(5)%
Change in valuation allowance	7%	5%	14%
Actual income tax expense	2%	—%	—%
According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB100. In the case of transfer pricing issues, the statute of limitation is 10 years. There is no statute of limitation in the case of tax evasion. The income tax returns of the Company’s PRC subsidiary and the VIEs for the years from 2019 to 2024 are open to examination by the PRC tax authorities.

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
(c)Deferred taxes
The principal components of the deferred tax assets and liabilities are as follows:

	As of December 31,
	2023	2024
	RMB	RMB
Deferred tax assets:
Inventories	3,006	3,190
Allowance for doubtful accounts	2,089	3,828
Intangible assets	218,328	126,451
Property and equipment	1,093	2,139
Contract cost assets	6,966	1,481
Accrued product warranties	19,883	24,017
Accrued salaries and benefits	2,360	4,704
Accounts payable, accrued expenses and other liabilities	20,340	76,868
Donation	302	150
Government grants	12,198	25,375
Unrealized investment loss of equity method investments	—	1,278
Operating lease liabilities	26,634	11,334
Net operating loss carryforwards	303,198	508,883
Total deferred tax assets	616,397	789,698
Less: valuation allowance	(582,644)	(753,081)
Deferred tax assets, net of valuation allowance	33,753	36,617

Deferred tax liabilities:
Operating lease right-of-use assets	(23,904)	(12,037)
Property and equipment	(1,580)	(8,688)
Unrealized investment gain of equity method investments	(8,151)	—
Acquired intangible assets in asset acquisition	—	(30,989)
Total deferred tax liabilities	(33,635)	(51,714)
Net deferred tax assets/(liabilities)	118	(15,097)
Analyzed as:

	As of December 31,
	2023	2024
	RMB	RMB
Deferred tax assets	118	102
Deferred tax liabilities	—	(15,199)
Net deferred tax assets/(liabilities)	118	(15,097)

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
The following table presents the movement of the valuation allowance for the deferred tax assets:

	As of December 31,
	2022	2023	2024
	RMB	RMB	RMB
Balance as of January 1,	550,520	537,172	582,644
Increase during the year	121,245	45,472	170,437
Reversal of net operating loss carryforwards due to the Restructuring	(134,593)	—	—
Balance as of December 31	537,172	582,644	753,081
Net deferred tax assets are included in other non-current assets – third parties on consolidated balance sheets.
Net operating loss carryforwards of the Company’s subsidiaries and VIEs in jurisdictions other than the PRC do not expire. As of December 31, 2023 and 2024, the balance of net operating loss carryforwards of the Company’s subsidiaries and VIEs in jurisdictions other than the PRC amounted to RMB302,595 and RMB587,802, respectively.
As of December 31, 2024, the net operating loss carryforwards by the PRC companies will expire during the period from year 2025 to year 2034, if unused by the following year-end:

Year ending December 31,	Amount
RMB
2025	749
2026	48,014
2027	153,335
2028	64,772
2029	24,779
2031	668
2032	748,254
2033	484,707
2034	914,428
Total	2,439,706
The recoverability of these net operating loss carryforwards is evaluated by assessing the adequacy of future expected taxable income from all sources, including reversal of taxable temporary differences, forecasted operating earnings and available tax planning strategies. To the extent the Company does not consider it more-likely-than-not that a deferred tax asset will be recovered, a valuation allowance is generally established. To the extent that a valuation allowance was established, and it is subsequently determined that it is more-likely-than-not that the deferred tax assets will be recovered, the change in the valuation allowance is recognized in income tax (expense)/benefit on the consolidated statements of comprehensive loss.
As of December 31, 2024, the valuation allowances were related to the deferred income tax assets of subsidiaries of the Company which were in loss position. These entities were in a cumulative loss position, which is a significant negative indicator to overcome that sufficient income will be generated over the periods in which the deferred income tax assets are deductible or utilized. Management considers the scheduled reversal of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
26.    Loss per share
Basic and diluted net loss per share for the years ended December 2022, 2023 and 2024 have been calculated as follows:

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Numerator:
Net loss attributable to ECARX Holdings Inc.	(1,564,878)	(940,506)	(932,315)
Accretion of Redeemable Convertible Preferred Shares	(354,878)	—	—
Numerator for basic and diluted net loss per share calculation	(1,919,756)	(940,506)	(932,315)

Denominator:
Weighted average number of ordinary shares – basic and diluted	239,296,386	337,407,225	336,641,846
Net loss per share attributable to ordinary shareholders
— Basic and diluted	(8.02)	(2.79)	(2.77)
For the purposes of calculating loss per share for the year ended December 31, 2022, the weighted average number of ordinary shares outstanding used in the calculation has been retrospectively adjusted to reflect the issuance of Class A and Class B ordinary shares in connection with the Recapitalization (see Note 1(b)), as if the Reorganization had occurred at the beginning of the earliest period presented.
The potentially dilutive instruments that have not been included in the calculation of diluted loss per share as their inclusion would be anti-dilutive are as follows:

	Year ended December 31,
	2022	2023	2024
Warrants	23,871,971	23,871,971	23,871,971
Options	12,853,364	11,260,718	15,935,056
RSU	—	—	218,884
PSU	—	—	792,000
Convertible notes	5,652,174	5,652,174	5,652,174
27.    Risks and concentration
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
Concentration of customers and suppliers
The Group currently has a concentrated customer base with a limited number of key customers, particularly Geely Group and its subsidiaries. Geely Group and its subsidiaries represents 86.4% and 83.3% of the Group’s accounts receivable - related parties, net, as of December 31, 2023 and 2024, respectively. During the years ended December 31, 2022, 2023 and 2024, Geely Group and its subsidiaries contributed 67.0%, 78.5% and 81.8% of the Group’s total revenues, respectively, which excluded the sales of SoC core modules or software licenses by the Group to its third-party customers that were integrated into infotainment and cockpit products and sold by such third-party customers to Geely Group and its subsidiaries.
The following table summarizes customers with greater than 10.0% of the accounts receivable - third parties, net:

	As of December 31,
	2023	2024
Customer A, a third party	42.0%	54.1%
Customer B, a third party	Less than 10.0%	25.7%
Customer C, a third party	28.6%	Less than 10.0%
Customer D, a third party	15.1%	Less than 10.0%
Customers contributed more than 10.0% of total revenues are as follows:

	Year Ended December 31,
	2022	2023	2024
Geely Group and its subsidiaries	67.0%	78.5%	81.8%
Customer A, a third party	12.6%	Less than 10.0%	Less than 10.0%
Customer B, a third party	12.5%	Less than 10.0%	Less than 10.0%
The following table summarizes suppliers with greater than 10.0% of the accounts payable:

	As of December 31,
	2023	2024
Supplier A, a third party	12.5%	Less than 10.0%
Supplier B, a third party	15.7%	14.6%
Supplier C, a third party	22.8%	28.2%
Supplier D, a third party	Less than 10.0%	13.1%
Suppliers accounting for more than 10.0% of total purchases are as follows:

	Year Ended December 31,
	2022	2023	2024
Supplier A, a third party	12.7%	12.1%	Less than 10.0%
Supplier B, a third party	17.4%	20.2%	17.3%
Supplier C, a third party	Less than 10.0%	15.4%	21.8%
Supplier D, a third party	Less than 10.0%	Less than 10.0%	12.2%

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
28.    Commitments and contingencies
Purchase commitments
As of December 31, 2024, the Group has future minimum purchase commitment related to the purchase of research and development services. Total purchase obligations contracted but not yet reflected in the consolidated financial statements as of December 31, 2024 were as follows:

	Total	Less than one year	1-2 Years	2-3 Years	3-5 Years	Over 5 Years
	RMB	RMB	RMB	RMB	RMB	RMB
Purchase commitments	166,421	159,754	6,667	—	—	—
Capital commitments
Total capital expenditures contracted but not yet reflected in the consolidated financial statements as of December 31, 2024 were as follows:

	Total	Less than one year	1-2 Years	2-3 Years	3-5 Years	Over 5 Years
	RMB	RMB	RMB	RMB	RMB	RMB
Capital commitments	45,305	45,305	—	—	—	—

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
29.    Related party balances and transactions
(a)Related Parties

Names of the major related parties	Nature of relationship
Zhejiang Geely Holding Group (“Geely Group”) and its subsidiaries	Entity controlled by the controlling shareholder of the Company
Anhui Xinzhi Technology Co., Ltd. (“Anhui Xinzhi”)	Entity controlled by the controlling shareholder of the Company
Zhejiang Huanfu Technology Co., Ltd., (“Zhejiang Huanfu”, formerly known as Zhejiang Yikatong Technology Co., Ltd.,”Zhejiang Yikatong”)	Entity controlled by the controlling shareholder of the Company
Hubei Xingji Meizu Group Co., Ltd. (formerly known as Hubei Yuanshidai Technology Co., Ltd.)	Entity controlled by the controlling shareholder of the Company
Wuhan Xingji Meizu Technology Co., Ltd and its subsidiaries	Entity controlled by the controlling shareholder of the Company
Hubei ECARX Technology Co., Ltd (“Hubei ECARX”)	Entity controlled by the controlling shareholder of the Company
Arteus Group Limited (“Arteus”)	Entity controlled by the controlling shareholder of the Company
DreamSmart Technology Pte. Ltd. (“DreamSmart”) and its subsidiaries	Entity controlled by the controlling shareholder of the Company
HaleyTek AB	Entity controlled by the controlling shareholder of the Company
Proton Holdings Berhad and its subsidiaries	Entity that the controlling shareholder of the Company has significant influence
SiEngine Technology Co., Ltd. (“SiEngine”)	Entity which is under significant influence of the Company
smart (Zhejiang) Software Technology Co.,Ltd. (“smart Zhejiang”)	Entity which is under significant influence of the Company
Shenzhen U Chance Technology Co.,Ltd.	Entity which is under significant influence of the Company
Hubei Dongjun Automotive Electronic Technology Co.,Ltd. (“Hubei Dongjun”)	Entity which is under significant influence of the Company before consolidation in July 2024 (Note 3.b)
(b)Significant transactions with related parties, except transactions disclosed elsewhere in these consolidated financial statements:
Contractual arrangements with Zhejiang Huanfu
Prior to December 2021, the Group provided the TSP maintenance service using its own service team. In response to the tightening of the regulatory framework governing data security, cybersecurity and privacy by PRC government authorities, the Group transferred the right to data business to Zhejiang Huanfu (the “transfer of Right to Data”) in December 2021.

In January 2022, the Group entered into a procurement framework agreement with Zhejiang Huanfu and thereafter concluded several procurement-related contracts pursuant to the procurement framework agreement to procure certain data-related services (including hosting of information, including personal data, as well as IT system support and troubleshooting) from Zhejiang Huanfu and fulfill the obligations to the Group’s connectivity service that was committed to prior to the aforementioned transfer to Zhejiang Huanfu for the sole purpose of restricting the

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
Group’s access to personal data. In 2022 and 2023, the Group also licensed certain intellectual property to Zhejiang Huanfu to enable it to perform such data-related services.
In 2024, the Group also provided technical consulting services to Zhejiang Huanfu on the development of telematics products and licensed certain intellectual property to Zhejiang Huanfu on information security of telematics service.

Details of transactions with Zhejiang Huanfu are included below.
Contractual arrangements with Hubei ECARX
As noted in Notes 1(c) and 1(d) above, the Group ceased consolidating Hubei ECARX after the Restructuring. However, the Group provided an interest-free loan of RMB252,287 to Hubei ECARX on which it is accruing notional interest recorded as interest income.
In 2023, in connection with the Group’s autonomous driving systems, the Group engaged Hubei ECARX for an autonomous driving compliance and cloud data compliance service after having compared the pricing terms with the quotations obtained from other unrelated third-party vendors. Under this contract, Hubei ECARX is responsible for (i) the collection and storage of general sensor data (as opposed to surveying and mapping data); (ii) the desensitization of such data in a regulation compliant environment; and (iii) the provision of the desensitized data to the Company for its ADAS/autonomous driving products and technologies. Amount paid to Hubei ECARX for these services and interest income from loan are disclosed below.

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Revenues (i):
Sales of goods revenues	1,663,076	2,715,136	3,834,291
Automotive computing platform	1,651,512	2,687,892	3,830,125
Including:
Automotive computing platform from Zhejiang Huanfu	—	1,051	—
Automotive computing platform from Hubei Ecarx	—	4	—
SoC Core Modules	77	410	1,611
Automotive merchandise and other products	11,487	26,834	2,555
Software license revenues	133,450	293,159	247,441
Including: Software license revenues from Zhejiang Huanfu	27,000	80,000	40,000
Service revenues	721,206	904,784	841,081
Automotive computing platform – Design and development service	466,747	668,802	562,323
Including: Automotive computing platform – Design and development service from Zhejiang Huanfu	—	—	97,000
Connectivity service	212,406	199,681	246,071
Other services	42,053	36,301	32,687
Including: Other services from Zhejiang Huanfu	—	4,390	105
Total	2,517,732	3,913,079	4,922,813

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Purchase of products and services (ii)	677,775	635,744	1,135,797
Including:
–Purchase of products and services from Zhejiang Huanfu (ii)	64,667	102,007	25,115
–Purchase of products and services from Hubei Ecarx (ii)	—	3,306	18,195
Rental of office space (ii)	6,395	4,621	5,611
Other income (viii)	22,846	7,078	—
Interest income on loans due from related parties (iii)	1,329	5,300	449
Interest income on loans due from Hubei ECARX (vi)	7,740	10,655	11,249
Interest expense on borrowings due to related parties (iv)	12,215	12,163	15,609
Loans to related parties (iii)	57,260	214,000	10,800
Repayment of loans to related parties (iii)	29,360	214,000	17,700
Borrowings from related parties (iv)	700,000	300,000	599,000
Repayment of borrowings from related parties (iv)	700,000	300,000	449,000
Transfer of property and equipment to Zhejiang Huanfu (v)	1,604	—	—
Financial support to Anhui Xinzhi (vii)	28,500	—	—
Acquisition of software license rights (ix)	—	150,000	—
(c)Balances with related parties:

	As of December 31,
	2023	2024
	RMB	RMB
Accounts receivable – related parties, net (i)	1,572,703	1,373,833
Amounts due from related parties (ii)(iii)	74,122	35,367
Other non-current assets – related parties (vi)	224,349	267,260
Accounts payable – related parties (ii) (ix)	312,830	512,638
Amounts due to related parties (ii)(iv)	35,664	177,886
Other non-current liabilities– related parties (ix)	44,519	—
___________________________
(i)The Group sold automotive computing platform products, merchandise and other products, software licenses and provided related technology development services, connectivity service, and other consulting services to a number of related parties. Among these, the Group sold automotive computing platform products, licensed the intellectual property related to TSP software and provided related technology development services and other consulting services to Zhejiang Huanfu. Accounts receivable, net due from related parties arising from sales of products and provision of services were RMB1,572,703 and RMB1,373,833 as of December 31, 2023 and 2024, respectively.

(ii)The Group purchased raw materials, technology development services and other consulting services from a number of related parties, of which, RMB29,717, RMB41,409 and RMB130,255 of purchase of raw materials were recorded as inventories as of December 31, 2022, 2023 and 2024, respectively; RMB591,613, RMB546,694 and RMB887,098 were recorded in cost of revenues for the years ended December 31, 2022, 2023 and 2024, respectively; RMB62,840, RMB47,641 and RMB118,444 were recorded in operating expenses for the years ended December 31, 2022, 2023 and 2024, respectively. The Group purchased raw materials, technology development services and TSP maintenance service from Zhejiang Huanfu, of which, RMB64,667, RMB101,587 and RMB25,107 were recorded in cost of revenues for the years ended December 31, 2022, 2023 and 2024, respectively; and nil, RMB420 and RMB8 were recorded in operating expenses for the years ended December 31, 2022, 2023 and 2024, respectively. The Group also purchased research and development service from Hubei Ecarx was recorded in operating expenses for the years ended December 31, 2023 and 2024. The Group has rented office space from related parties, pursuant to which, the Group recorded rental expenses of RMB6,395, RMB4,621 and RMB5,611 in operating expenses for the years ended December 31, 2022, 2023 and 2024, respectively.

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
Accounts payable to related parties includes payables arising from purchase of raw materials and services of RMB262,830 and RMB465,107 amount due from related parties includes prepayments arising from purchase of raw materials and services of RMB8,420 and RMB25,364 as of December 31, 2023 and 2024, respectively. Amounts due to related parties includes payables arising from purchase of technical services and logistics services of RMB9,701 and RMB18,193 as of December 31, 2023 and 2024, respectively.
(iii)The Group provided loans of RMB57,260, RMB214,000 and RMB10,800 to related parties, and received repayments of RMB29,360, RMB214,000 and RMB17,700 from related parties for the years ended December 31, 2022, 2023 and 2024 respectively. Interest incomes on loans due from related parties were RMB1,329, RMB5,300 and RMB449 for the years ended December 31, 2022, 2023 and 2024 respectively.
As of December 31, 2023 and 2024, loans and interest receivables from related parties was RMB65,702 and RMB10,003.
(iv)On March 28, 2022, ECARX (Hubei) Tech entered into an unsecured loan agreement with Hubei Xingji Times Technology Co., Ltd. in an amount of RMB200,000 with an interest rate of 2.25% per annum, which was repaid at the maturity date on September 30, 2022. On June 27, 2022, ECARX (Hubei) Tech entered into an unsecured loan agreement with Geely Group in an amount of RMB500,000 with an interest rate of 4.35% per annum, which was fully repaid on December 26, 2022.
In January 2023, ECARX (Hubei) Tech entered into an unsecured loan agreement with Geely Group in an amount of RMB300,000 with an interest rate of 4.1% per annum, which was fully repaid in December 2023.

In January 2024, ECARX (Hubei) Tech obtained renewed RMB300,000 loan from Geely Group. In June 2024, RMB100,000 out of the loan was repaid, the remaining RMB200,000 loan was fully repaid on December 31, 2024.

In March 2024, the Group entered into an accounts receivable factoring agreement with a finance company of Geely Group with a minimum interest rate of 6.0% per annum, In October 2024, the interest rate was reduced to 4.8% per annum and the factoring limit was increased from RMB149,000 to RMB250,000. (Note 5). The Group received RMB299,000 in aggregate from the finance company, and RMB149,000 was repaid during the year of 2024.

Interest expense on borrowings from related parties were RMB12,215, RMB12,163 and RMB15,609 for the years ended December 31, 2022, 2023 and 2024, respectively.
The borrowings and the interest payable on borrowings from related parties was included in the amounts due to related parties and was RMB25,963 and RMB9,693 as of December 31, 2023 and 2024, respectively.

(v)In February 2022, Hubei ECARX disposed certain property and equipment to Zhejiang Huanfu at RMB1,697 and recorded a gain of RMB93 as a result of the disposal.
(vi)As of December 31, 2023 and 2024, the balance of other non-current assets due from related parties included the amounts due from its former VIE, Hubei ECARX in the amount of RMB224,349 and RMB235,598, which represented the net present value of a loan provided by the Group to Hubei ECARX with the principal of RMB252,287 and an effective annual interest rate of 5.0%. Interest incomes on loans due from related parties were RMB7,740, RMB10,655 and RMB11,249 for the years ended December 31, 2022, 2023 and 2024 respectively.

In March 2024, the Group provided software licenses to smart Zhejiang for a total consideration of RMB49,000 which is due in 3 equal annual installments. As of December 31, 2024, amounts due from smart Zhejiang of RMB45,332 , representing the net present value of the long-term receivables from smart Zhejiang with an effective annual interest rate of 3.95%, of which RMB13,670 was included within accounts receivable – related parties and RMB31,662 was recorded as other non-current assets – related parties.
(vii)In February and March 2022, the Group provided cash in the amount of RMB28,500 to Anhui Xinzhi as financial support. The Group’s equity method investment in Anhui Xinzhi was derecognized as part of the Restructuring.
(viii)Other income from related parties represents the amounts due from Arteus for recharges of expenses including those in relation to management service, sharing of office space, consultancy and other expenses paid by the Group on behalf of Arteus Group Limited. The amounts were outstanding as of December 31, 2022 and were fully settled in March 2023. In June 2023, ECARX signed an assignment of rights agreement with Arteus and DreamSmart. The amounts due from Arteus were assigned to DreamSmart, all of which were settled as of December 31, 2023.
(ix)In November 2023, the Group entered into a licensing agreement with Xingji Meizu, pursuant to which, the Group obtained a non-exclusive license under certain software of Xingji Meizu to develop and sell these software worldwide for three years. The consideration is due by instalment in three years of RMB50,000 each year. As of December 31, 2023, amounts due to Xingji Meizu of RMB94,519, representing the net present value of the long-term payables to Xingji Meizu with an effective annual interest rate of 4%, of which RMB50,000 was included within accounts payable – related parties and RMB44,519 was recorded as other non-current liabilities. As of December 31, 2024, amounts due to Xingji Meizu of RMB47,531 was included within accounts payable – related parties.

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
30.    Segment reporting
In 2024, the Group adopted ASU 2023-07, Segment Reporting - Improvements to Reportable Segment Disclosures (Topic 280) requiring that segment reporting be disclosed by companies with a single reportable segment. The Group adopted this ASU on a retrospective basis as of December 31, 2024. Prior to the adoption of the ASU, segment reporting disclosures were not required for companies with a single reportable segment. The adoption of the ASU had no effect on the Group’s financial condition or results of operations.
The Group is comprised of a single reportable segment organized around automotive technology and connectivity services. for smart vehicles. The Group generates revenues from its technology products and services using its capabilities in delivering turnkey solutions for next-generation smart vehicles, system on a chip, central computing platforms and software. The Group derives its revenue primarily in PRC and manages its activities on a consolidated basis.
The Group uses the management approach in determining its operating segments. The Group’s chief operating decision maker (“CODM”) is the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. For the purpose of internal reporting and management’s operation review, the Group’s chief executive officer does not segregate the Group’s business by product or service.

The Group’s long-lived assets are substantially all located in the PRC and substantially all the Group’s revenues are derived from within the PRC, therefore, no geographical information is presented.
The CODM evaluates performance for its single reportable segment based on total revenues, gross profit, operating expenses excluding share-based compensation expense and loss from operation.
The following table presents financial information with respect to the Group’s single reportable segment:

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Total revenues	3,561,994	4,699,673	5,561,266
Total cost of revenues	(2,568,115)	(3,426,967)	(4,407,076)
Gross profit	993,879	1,272,706	1,154,190
Operating expenses excluding share-based compensation expense[1]	(1,896,449)	(2,016,423)	(1,899,479)
Share-based compensation expense	(725,651)	(174,025)	(136,950)
Total operating expenses	(2,622,100)	(2,190,448)	(2,036,429)
Loss from operation	(1,628,221)	(917,742)	(882,239)
Interest income	13,820	30,503	22,178
Interest expense	(44,543)	(79,309)	(133,761)
(Loss)/gain from equity method investments	(71,928)	(43,065)	40,329
Other non-operating income (expenses), net	152,791	(9,525)	(34,895)
Loss before income taxes	(1,578,081)	(1,019,138)	(988,388)
Income tax (expense) benefit	(29,065)	3,643	(1,482)
Net loss	(1,607,146)	(1,015,495)	(989,870)
1 This measure is not in accordance with, or an alternative to GAAP. The Group excludes share-based compensation expense since it is non-cash in nature and its valuation and measurement depends on factors such as volatility not reflective of the Group’s operating performance.

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
Major Customer
Revenues from a group of customer entities under common control in the segment represented RMB2,382,308, RMB3,805,289, RMB4,843,519, or 66.9%, 81.0% and 87.1% for the years ended December 31, 2022, 2023 and 2024, respectively.
31. Parent only financial information
The following condensed financial statements of the Company have been prepared using the same accounting policies as set out in the accompanying consolidated financial statements. As of December 31, 2024, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of convertible redeemable preferred shares or guarantees of the Company, except for those, which have been separately disclosed in the consolidated financial statements.

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
(a)Condensed Balance Sheets

	As of December 31,
	2023	2024
	RMB	RMB
ASSETS
Current assets
Cash	12,947	4,105
Short-term investments	121,876	130,525
Prepayments and other assets	—	14,578
Amounts due from related parties	4,288,934	4,445,227
Total current assets	4,423,757	4,594,435

Non-current assets
Long-term investments	48,580	5,316
Total non-current assets	48,580	5,316
Total assets	4,472,337	4,599,751

Current Liabilities
Convertible notes payable, current	—	470,610
Accrued expenses and other current liabilities	64,924	99,057
Amounts due to related parties	180,698	170,768
Share of losses in excess of investments in subsidiaries	4,689,593	5,618,976
Total current liabilities	4,935,215	6,359,411

Non-current liabilities
Convertible notes payable, non-current	455,701	—
Total non-current liabilities	455,701	—
Total liabilities	5,390,916	6,359,411

SHAREHOLDERS’ DEFICIT
Class A Ordinary Shares	9	10
Class B Ordinary Shares	1	1
Treasury Shares	—	(7,435)
Additional paid-in capital	6,096,675	6,214,270
Accumulated deficit	(6,670,686)	(7,603,001)
Accumulated other comprehensive loss	(344,578)	(363,505)
Total shareholders’ deficit	(918,579)	(1,759,660)
Total liabilities and shareholders’ deficit	4,472,337	4,599,751

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
(b)Condensed statements of comprehensive loss

	Year end of December 31,
	2022	2023	2024
	RMB	RMB	RMB
General and administrative expenses	(26,005)	(24,089)	(26,125)
Interest income	6,565	5,411	11,644
Interest expense	(3,132)	(25,608)	(59,842)
Foreign currency exchange (losses)/gains	(14,459)	1,245	(91)
Change in fair value of an equity security	(16,843)	(22,451)	(44,019)
Share of losses from subsidiaries	(1,511,004)	(875,014)	(813,882)
Loss before income taxes	(1,564,878)	(940,506)	(932,315)
Income tax expenses	—	—	—
Net loss	(1,564,878)	(940,506)	(932,315)
(c)Condensed statements of cash flows

	Year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Net cash used in operating activities	(22,893)	(43,242)	(46,203)
Net cash (used in)/provided by investing activities	(734,299)	(123,944)	59,022
Net cash provided by/(used in) financing activities	729,767	59,177	(21,898)
Effect of foreign currency exchange rate changes on cash	(12,308)	1,934	237
Net decrease in cash	(39,733)	(106,075)	(8,842)
Cash at beginning of the year	158,755	119,022	12,947
Cash at end of the year	119,022	12,947	4,105