Form 20-F
period 2025-12-31
ECARX Holdings Inc.
filed 2026-03-30
CIK 1861974

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2025
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________to__________
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report __________
Commission File Number: 001-41576

ECARX Holdings Inc.
(Exact Name of Registrant as Specified in Its Charter)
______________________________________
N/A
(Translation of Registrant’s Name into English)

Cayman Islands
(Jurisdiction of Incorporation or Organization)

Second Floor North, International House
1 St. Katharine's Way
London E1W 1UN
United Kingdom
(Address of Principal Executive Offices)
______________________________________
Ziyu Shen, Chief Executive Officer
Telephone: +44 20 3011 0334
Email: ziyu.shen@ecarxgroup.com
Second Floor North, International House
1 St. Katharine's Way
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
None
(Title of Class)
_____________________________________
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 310,505,777 Class A ordinary shares and 45,960,916 Class B ordinary shares, par value US$0.000005 per share, as of December 31, 2025.

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

INTRODUCTION

In this annual report, unless otherwise indicated or unless the context otherwise requires:

•“2025 ATW Convertible Notes” means the convertible notes issued by ECARX Holdings to ATW Mobility SPV LLC in the aggregate principal amount of US$50 million as of the date of this annual report pursuant to the 2025 ATW Convertible Note Purchase Agreement;

•“2025 ATW Convertible Note Purchase Agreement” means the securities purchase agreement dated October 30, 2025 between ECARX Holdings and ATW Mobility SPV LLC under which we agree to issue and sell pursuant to our Indenture, dated October 30, 2025 between us and U.S. Bank Trust Company, National Association, as trustee, and a First Supplemental Indenture entered into between us and the trustee, in one or more registered direct offerings by us directly to ATW Mobility SPV LLC, convertible notes for up to an aggregate principal amount of US$150 million that will be convertible into Class A Ordinary Shares;

•“2025 Convertible Notes” means the convertible notes issued by ECARX Holdings to certain institutional investors in the aggregate principal amount of US$100 million as of the date of this annual report pursuant to the 2025 Convertible Note Purchase Agreement;

•“2025 Convertible Note Purchase Agreement” means the convertible note purchase agreement dated November 3, 2025 between ECARX Holdings, a certain institutional investor and such other parties that may accede to such agreement from time to time, which was entered into in connection with the refinancing of the US$65 million convertible notes issued by Company in October 2022 and contemplates the issuance and sale by us of up to US$100 million of convertible notes;

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

During 2025, we decided to change our reporting currency from Chinese Renminbi to US$. This change was made as a result of our assessment that the change will help provide a clearer understanding of our financial performance to investors and improve comparability of our performance to peers, particularly due to our ongoing international expansion. The change in the reporting currency is a voluntary change and is accounted for retrospectively. The comparative financial information presented has been translated into the new reporting currency as if we have always used US$ as the reporting currency.

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

ECARX Holdings Inc.
Cayman Islands
100%
Future Magic Capital Limited
British Virgin Islands
ECARX Group Limited
British Virgin Islands
Ecarx&Co Limited
Cayman Islands
100%
Mobile and Magic Limited
Hong Kong
100%
ECARX Pte. Ltd.
Singapore
100%
ECARX Technology Limited
Hong Kong
ECARX Technology Pte. Ltd.
Singapore
100%
ECARX Brasil Ltda
Brazil
ECARX Limited
United Kingdom
ECARX SDN. BHD.
Malaysia
100%
ECARX Americas Inc.
USA
ECARX GmbH
Germany
ECARX Sweden AB
Sweden
100%
HF Tech Europe AB
Sweden
Outside Mainland China
Mainland China
100%
ECARX (Zhejiang) Technology Co., Ltd.
ECARX (Hubei) Tech Co., Ltd.
100%
Hangzhou ECARX Advanced Manufacturing Co., Ltd.
100%
ECARX (Shanghai) Tech Co., Ltd.
100%
ECARX (Shanghai) Smart Tech Co., Ltd.
100%
Hubei Dongjun Automotive Electronic Technology Co., Ltd.
70%
JICA Intelligent Robotics Co., Ltd.
62.96%
Suzhou Photon-Matrix Optoelectronics Technology Co., Ltd.
100%
JICA Automotive Electronics (Hangzhou) Technology Co., Ltd.

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
The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, as amended by the Consolidated Appropriations Act, 2023, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our securities from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. As of the date of this annual report, the PCAOB has not issued any new determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in any jurisdiction. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file our annual report on Form 20-F for the fiscal year ended December 31, 2025. Each year, the PCAOB will determine whether it can inspect and investigate completely registered public accounting firms in mainland China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely registered public accounting firms in mainland China and Hong Kong and we continue to use a registered public accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections,” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Our securities may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in mainland China and Hong Kong. The delisting of our securities, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Permission Required from the PRC Authorities for Our Operations

We conduct our operations in China through our PRC subsidiaries. Each of our mainland China subsidiaries is required to obtain, and has obtained, a business license issued by PRC authorities such as the State Administration for Market Regulation, or the SAMR, and its local counterparts. Our mainland China subsidiaries are also required to obtain, and have obtained, additional operating licenses and permits in connection with their operations, including but not limited to the model confirmation, compulsory product certifications, and network connection licenses for certain of our products. None of our mainland China subsidiaries has been subject to any penalties or other disciplinary actions from any authority in mainland China for the failure to obtain or insufficiency of any approvals or permits in connection with the conduct of its business operations as of the date of this annual report.

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

Advances and loans. In 2023, (i) ECARX Technology Limited repaid US$119.3 million to ECARX Holdings, (ii) ECARX Holdings made advances in the principal amount of US$115.0 million to ECARX Group Limited and US$2.7 million to ECARX Technology Limited, (iii) ECARX Group Limited repaid US$33.4 million to ECARX Holdings, (iv) ECARX Holdings provided loans in the principal amount of US$15.0 million to ECARX (Hubei) Tech Co., Ltd. (“ECARX Hubei”), (v) ECARX Technology Limited provided loans in the principal amount of US$0.4 million to ECARX Limited, which has been fully repaid, and (vi) ECARX Hubei repaid RMB150.0 million to JICA Intelligent. In 2024, (i) ECARX Technology Limited repaid an amount of US$20 million to ECARX Holdings (ii) ECARX Holdings made advances in the principal amount of US$12.5 million to ECARX Group Limited and US$1.0 million to ECARX Technology Limited (iii) ECARX Group Limited repaid US$1.7 million to ECARX Holdings, and (iv) ECARX Hubei provided loans in the principal amount of RMB5.0 million to Suzhou Photon-Matrix Optoelectronics Technology Co., Ltd. In 2025, (i) ECARX Technology Limited repaid an amount of US$29.6 million to ECARX Holdings Inc., (ii) ECARX Holdings made advances in the principal amount of US$42.0 million to ECARX Group Limited and US$62.4 million to ECARX Technology Limited, (iii) Future Magic Capital Limited made advances in the principal amount of US$17.0 million to ECARX Holdings Inc., (iv) ECARX Technology Limited made advances in the principal amount of US$0.7 million to ECARX Technology Pte. Ltd., (v) ECARX (Shanghai) Smart Tech Co., Ltd. provided loans in the principal amount of RMB82.5 million to ECARX Technology Limited and RMB200.0 million to ECARX Group Limited, (vi) ECARX Group Limited repaid an amount of RMB334.4 million to ECARX (Shanghai) Smart Tech Co., Ltd., (vii) ECARX Hubei repaid an amount of US$46.8 million to Ecarx Holding Inc., (viii) ECARX Technology Limited provided loans in the principal amount of GBP0.6million to ECARX Limited and then ECARX Limited repaid GBP0.6 million to ECARX Technology Limited, (ix) HF Tech Europe AB provided loans in the principal amount of GBP4.8 million to Ecarx Limited, and (x) Ecarx Sweden AB provided loans to Ecarx Limited in the principal amount of GBP3.5 million which was repaid during the year.

Capital contribution. In 2023, (i) ECARX Group Limited made capital contribution of US$100.0 million to ECARX Technology Limited; (ii) ECARX Technology Limited made capital contribution of US$60.0 million to ECARX Hubei, and US$31.5 million to its subsidiary, ECARX Limited; (iii) ECARX Hubei made capital contribution of RMB51.0 million to its subsidiary, JICA Intelligent; (iv) ECARX Holdings converted its GBP3.0 million loan to ECARX Limited into equity; and (v) ECARX Limited made capital contribution of US$2.7 million to ECARX Americas Inc. In 2024, (i) ECARX Group Limited made capital contribution of US$39.6 million to ECARX Technology Limited; (ii) ECARX Technology Limited made capital contribution of GBP19.3 million and US$0.4 million to its subsidiary ECARX Limited, and US$10.0 million to its subsidiary, ECARX (Zhejiang) Technology Co., Ltd.; (iii) ECARX Hubei made capital contribution of RMB125.0 million to its subsidiary, JICA Intelligent; and (iv) ECARX Limited made capital contribution of US$5.9 million to its subsidiary, ECARX Americas Inc. In 2025, (i) ECARX Group Limited made capital contribution of US$23.3 million to ECARX Pte. Ltd.; (ii) ECARX Technology Limited made capital contribution of GBP12.0 million to ECARX Limited, and RMB50.0 million to ECARX Hubei; (iii) ECARX Hubei made capital contribution of RMB25.0 million to JICA Intelligent, and RMB10.0 million to Ecarx(Beijing) Tech Co., Ltd.; (iv) ECARX Limited made capital contribution of EUR1.1million to ECARX GmbH; (v) ECARX Technology Pte. Ltd. made capital contribution of GBP7.9 million to ECARX Limited; (vi) ECARX Pte. Ltd. made capital contribution of US$22.9 million to ECARX Technology Pte. Ltd.; (vii) ECARX Technology Pte. Ltd. made capital contribution of US$0.7 million to ECARX SDN. BHD.; and (viii) ECARX Limited made capital contribution of US$5.2 million to ECARX Americas Inc. and EUR10.6 million to ECARX GmbH.

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
We have invested and will continue to invest significantly in research and development and we are in the process of developing a portfolio of automotive computing platform, SoC core module, and software solution and products. Our investment in research and development may not result in marketable products or services or may result in products and services that generate less market acceptance and revenues than we anticipate. Although we believe that our technologies and products are promising, we cannot assure you that we can achieve our development goals and successfully commercialize all of these automotive intelligence technologies. In addition, we cannot assure you that, once commercialized, these technologies can stand the test of time.
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

We incurred net losses of US$143.9 million, US$137.8 million and US$68.9 million in 2023, 2024 and 2025, respectively, and we have not been profitable since our inception. In addition, we had negative cash flows from operating activities of US$172.4 million, US$60.0 million and US$94.4 million in 2023, 2024 and 2025, respectively. We have made significant upfront investments in research and development, service network, and sales and marketing to rapidly develop and expand our business. We had net current liability of US$339.8 million as of December 31, 2025. We expect to continue to invest significantly in these areas to establish and expand our business, and these investments may not result in an increase in revenue or positive cash flow on a timely basis, or at all.
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
We derive a substantial portion of our revenue from a limited number of key customers, particularly including certain of our related parties such as Geely Holding’s subsidiaries. Although we are expanding and diversifying our customer base, we may continue to have a concentrated customer base. In particular, Geely Holding and its subsidiaries have and are expected to continue to account for a substantial portion of our revenues. For the years ended December 31, 2023, 2024, and 2025, sales to Geely Holding and its subsidiaries (which, for the avoidance of doubt, exclude sales of SoC Core Modules or software licenses by us to third party customers which are then integrated into their infotainment and cockpit products and sold by such third party customers to Geely Holding and its subsidiaries) accounted for 78.5%, 81.8%

and 68.1% of our total revenues, respectively. The agreements between us and Geely Holding’s subsidiaries are described in more details in this annual report under “Item 7. Major Shareholders and Related Party Transactions—B. Related Person Transactions.”
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
We conduct our business worldwide and we have offices in various countries. One of our key business strategies is to pursue international expansion of our business operations and market our products in multiple jurisdictions. We have established our international operations office in London and research and development and deployment capabilities in Europe and Southeast Asia.
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

Currently, we are working to obtain relevant regulatory determination in the United States to engage with U.S. automakers and further expand our addressable market. To this end, we may be required by the regulators or we may volunteer to alter our current business model, operational and capital structures, shareholder composition and management. Any of these changes could be capital-intensive, time-consuming, and disruptive to our operations and could materially and adversely affect our growth prospects, financial condition, and results of operations. Further, there is no assurance that we can expand our business, increase our revenue and achieve other intended benefits once the transition is complete.
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
We have completed a number of acquisitions and strategic long-term investments in recent years, including the controlling interest in JICA Intelligent, Suzhou Photon-Matrix Optoelectronics Technology Co., Ltd., or Suzhou Photon-Matrix, Hubei Dongjun Automotive Electronic Technology Co., Ltd, or Hubei Dongjun, and HF Tech Europe AB, and we expect to continue to acquire and invest in other businesses that offer products, services, and technologies that we believe will help expand or enhance our existing products, strategic objectives, and business. While we believe that such transactions are an integral part of our long-term strategy, there are risks and uncertainties related to these activities, which could impair our ability to grow our business and have an adverse effect on our results of operations and financial conditions. Given that our resources are limited, the decision to pursue business ventures, acquisitions, and strategic alliances has opportunity costs. Accordingly, if we pursue a particular transaction, we may need to forgo the prospect of entering into other transactions that could help us achieve our strategic objectives. Additional risks related to business ventures, acquisitions, or strategic investments include, but are not limited to:
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

We have adopted the 2019 Share Incentive Plan, the 2021 Option Incentive Plan, and the 2022 Share Incentive Plan. For the years ended December 31, 2023, 2024 and 2025, we recorded US$24.9 million, US$19.1 million, and US$13.3 million in share-based compensation expenses, respectively.
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

The success of our business ultimately depends on consumer spending. We derive substantially all of our revenues from China. As a result, our revenues and financial results are impacted to a significant extent by economic conditions in China and globally. The global macroeconomic environment is facing numerous challenges. The growth rate of the Chinese economy has gradually slowed since 2010. Any slowdown could significantly reduce domestic commerce in China. There have also been concerns about the relationship between China and other countries, surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to a wide range of issues including trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

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

Sales of our products and services depend in part on discretionary consumer spending and are even more exposed to adverse changes in general economic conditions. In response to consumers’ perceived uncertainty in economic conditions, customers might delay, reduce, or cancel purchases of our products and our results of operations may be materially and adversely affected..

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

There have been heightened tensions in international economic relations, particularly between the U.S. and China, but also as a result of the conflict in the Red Sea and in Ukraine with the imposition of sanctions on Russia. Most recently, the military conflict between Israel and Iran (including U.S. participation) have heightened geopolitical tensions across the world and the Israel-Iran conflict and the disruption to the Strait of Hormuz have contributed to significant volatility in global energy markets. These tensions have affected both diplomatic and economic ties. Heightened tensions could reduce levels of trade, investments, technological exchanges, and other economic activities among major economies. Sanctions may create supply constraints and drive inflation. The existing tensions and any further deterioration in international relations may have a negative impact on the general, economic, political, and social conditions and adversely impact our business, financial condition and results of operations.

The U.S. government has imposed, and has proposed to impose additional, new, or higher tariffs on certain products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing, and proposing to impose additional, new, or higher tariffs on certain products imported from the United States. From August 21, 2024, the European Commission imposed higher tariffs on imports of electric vehicles made in China. These and similar developments may mark a period of increased trade tensions and higher tariff rates. The regulatory and legislative landscape in the U.S., EU and elsewhere continues to evolve rapidly, and we cannot predict whether further measures will be imposed, whether existing measures will be extended, modified or withdrawn, or what the ultimate impact of these measures will be. If additional tariffs, duties or policy shifts unfavorable to our operations or the operations of our customers are to be introduced in the EU, U.S. or elsewhere, the sales of some of our customers could be materially and adversely affected which could in turn result in a material adverse effect on their and our business, financial condition and results of operations.

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

In addition, political tensions between the United States and China have escalated due to, among other things, trade disputes, sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the PRC central government, the executive orders issued by U.S. President Donald J. Trump in August 2020 that prohibit certain transactions with certain Chinese companies, and various restrictions related to the Chinese semiconductor industry imposed by the U.S. government. Against this backdrop, China has also implemented, and may further implement countermeasures. For example, on June 10, 2021, the Standing Committee of National People’s Congress, or the SCNPC, passed the Countering Foreign Sanctions Law, which became effective immediately. This law provides a legal basis for the Chinese regulators to take action in response to foreign sanctions, as well as for Chinese citizens and organizations to bring civil actions for injunctive relief or damages. Under the Countering Foreign Sanctions Law, the competent department of the State Council may place any individuals and organizations that are directly or indirectly involved in making, determining, or implementing the discriminatory restrictive measures as provided therein on the Countermeasure List. A foreign individual or organization on the Countermeasure List may be subject to one or several countermeasures, including but not limited to prohibitions or restrictions on commercial transactions, cooperation or such other activities with organizations and individuals within the territory of China. Any organization and individual within the territory of China is required to comply with the countermeasures, and failure to comply or cooperate may result in liability in accordance with law.

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

In addition, the United States government has taken efforts to limit the outbound U.S. investments to China. On August 9, 2023, the Biden administration of the United States released an executive order directing the Department of Treasury to create an outbound foreign direct investment review program that would require reporting on or (in more narrow circumstances) prohibit investments by U.S. persons involving “covered national security technologies and products.” On October 28, 2024, the Department of Treasury issued a final rule to implement the executive order, providing details on technical specifications and other aspects of the operative regulations, which came into effect on January 2, 2025. This is referred to as the Outbound Investment Rule. The Outbound Investment Rule imposes investment prohibitions and notification requirements on U.S. persons for a wide range of investments in entities associated with “countries of concern,” currently only China, that are engaged in activities relating to (i) semiconductors and microelectronics, (ii) quantum information technologies, and (iii) artificial intelligence systems. These entities are collectively defined as “Covered Foreign Persons.” U.S. persons subject to the Outbound Investment Rule are prohibited from making, or required to report, transactions involving Covered Foreign Persons that are defined as “covered transactions,” although the Outbound Investment Rule excludes some investments from the scope of covered transactions, including those in publicly traded securities. The Outbound Investment Rule introduces new hurdles and uncertainties for cross-border collaborations, investments, and funding opportunities of China-based issuers including us. We believe we are not a “covered foreign person” based on our current interpretation of the Final Rule as of the date of this annual report. However, there is no assurance that the U.S. Department of Treasury will take the same view as ours. If we were to be deemed a “Covered Foreign Person,” and if U.S. persons were to engage in a “covered transaction” (as defined under the Outbound Investment Rule) that involves the acquisition of our equity interests, such U.S. persons may need to make a notification pursuant to the Outbound Investment Rule. In addition, even though U.S. persons’ acquisitions of publicly traded securities (such as our ADSs) will be exempted from the scope of covered transactions under the Outbound Investment Rule, the rule could still limit our ability to raise capital or contingent equity capital from U.S. investors given that the relevant laws, regulations, and policies continue to evolve and we cannot rule out the possibility of being deemed a Covered Foreign Person in the future due to different views taken by the U.S. Department of Treasury, potential amendments to the Outbound Investment Rule or the introduction of additional regulations. For example, on February 21, 2025, the White House released President Trump’s “America First Investment Policy” memorandum, outlining several initiatives to incentivize investment from U.S. allies and partners while restricting investments involving “foreign adversaries,” including China. Among other things, the policy aims to expand the industry sectors covered by the U.S. outbound investment regulations and supplement outbound restrictions through the imposition of sanctions. On December 18, 2025, the Comprehensive Outbound Investment National Security Act of 2025, or the COINS Act, was signed into law. The COINS Act will keep the core of the Outbound Investment Rule while expanding its scope and coverage and clearly including underwriting services as an exception and amending certain key definitions such as Covered Foreign Person. The COINS Act will not take effect until the Department of Treasury issues new regulations (subject to notice and comment), which it must do by March 13, 2027, providing Department of Treasury with the opportunity to further amend or expand existing prohibitions and restrictions in accordance with the COINS Act. In the meantime, the existing Outbound Investment Rule will remain in effect. The content of the implementation regulations remain uncertain. If our ability to raise such capital is significantly and negatively affected, it could be detrimental to our business, financial condition and prospects, and our ADSs may significantly decline in value. If our ability to raise capital is significantly and negatively affected, it could be detrimental to our business, financial condition and prospects, and our securities may significantly decline in value.

On February 29, 2024, the U.S. Department of Commerce commenced a study on the risks that “connected vehicles” could pose to the United States and on March 1, 2024 published an advance notice proposed rulemaking, CV ANPRM, that requested comments on issues related to inputs (including software and hardware) from certain countries considered to be a “foreign adversary”, including the PRC, to the U.S. information and communications technology and services (ICTS) supply chain for connected vehicles in the United States. The CV ANPRM contemplates possible regulations to monitor, limit or ban these inputs. The U.S. Department of Commerce, Bureau of Industry and Security (BIS) published a final rule on January 16, 2025 regulating the import into the United States and sale within the United States of certain connected vehicles and associated hardware and software. The final rule prohibits the importation into the United States of certain vehicle connectivity system (VCS) hardware and the importation or sale within the United States of completed connected vehicles incorporating “covered software” where such VCS hardware or covered software is designed, developed, manufactured or supplied by entities owned by, controlled by, or subject to the jurisdiction or direction of either China or Russia. “Covered software,” which includes certain software-based components related to VCS or automated driving systems, does not include software subcomponents that were designed, developed, manufactured or supplied prior to March 17, 2026, as long as such software subcomponents are not maintained, augmented or otherwise altered by an entity owned by, controlled by, or subject to the jurisdiction or direction of a foreign adversary after March 17, 2026. Additionally, the final rule prohibits connected vehicle manufacturers owned by, controlled by, or subject to the jurisdiction or direction of China or Russia from selling completed connected vehicles that incorporate VCS hardware or covered software in the United States. These prohibitions go into effect on a rolling basis, starting with Model Year 2027 vehicles and for hardware not associated with a model year, on January 1, 2029. Our products may be subject to the restrictions in this final rule, which, if the case, could have a significant impact on our business, particularly with respect to the U.S. market. Furthermore, these regulations could restrict the businesses and operations of our customers and business partners, which could then require us to modify our products or otherwise adjust our operations, which may be costly, time-consuming, and disruptive to our operations and financial performance, if achievable at all. As a result, our business and operations could be severely disrupted, which could materially and adversely affect our results of operations and financial condition.

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

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2025. See “Item 15. Controls and Procedures.” An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2012 relating to internal controls over financial reporting. Our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse report if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.
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
As of December 31, 2025, we had 779 registered patents and 797 pending patent applications globally. We cannot assure you that all our pending patent applications will result in issued patents. Even if our patent applications are granted and we are issued patents accordingly, it is still uncertain whether these patents will be contested, circumvented, or invalidated in the future. In addition, the rights granted under any issued patents may not provide us with meaningful protection or competitive advantages. The claims under any patents may not be broad enough to prevent others from developing technologies that are similar or that achieve results similar to ours. It is also possible that the intellectual property rights of others could bar us from licensing and exploiting our patents. Numerous patents and pending patent applications owned by others exist in the fields where we have developed and are developing our technologies. These patents and patent applications might have priority over our patent applications and could subject our patent applications to invalidation. Finally, in addition to those who may claim priority, any of our existing patents or pending patent applications may also be challenged by others on the basis that they are otherwise invalid or unenforceable.
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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. As of the date of this annual report, the PCAOB has not issued any new determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in any jurisdiction. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file our annual report on Form 20-F for the fiscal year ended December 31, 2025.
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
A number of PRC laws and regulations have established procedures and requirements that could make merger and acquisition activities in mainland China by foreign investors more time consuming and complex. In addition to the Anti-Monopoly Law itself, these include the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, the Rules of the Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated in 2011, and the Measures for the Security Review of Foreign Investment promulgated by the NDRC and the Ministry of Commerce in December 2020 and came into force on January 18, 2021. These laws and regulations impose requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a mainland China company. In addition, pursuant to anti-monopoly laws and regulations, the SAMR should be notified in advance of any concentration of undertaking if certain thresholds are triggered. In light of the uncertainties relating to the interpretation, implementation and enforcement of PRC anti-monopoly laws and regulations, we cannot assure you that the anti-monopoly law enforcement agency will not deem our future acquisitions or investments to have triggered filing requirement for anti-monopoly review. Moreover, mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over mainland China companies that raise “national security” concerns are subject to strict review by the NDRC and the Ministry of Commerce, and prohibit any attempt to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement.
In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of applicable regulations to complete such transactions could be time consuming, and any required approval processes, including clearance from the SAMR and approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

ECARX Holdings is an offshore holding company and we conduct our operations in mainland China primarily through our mainland China subsidiaries. We may make additional capital contributions or loans to our mainland China subsidiaries, which are treated as foreign invested enterprises under the law in mainland China. Any loans by us to our mainland China subsidiaries are subject to regulations and foreign exchange loan registrations of mainland China. For example, with respect to the registration, loans by us to our mainland China subsidiaries to finance their activities must be registered with the relevant local counterpart of SAFE, or filed with SAFE in its information system; with respect to the outstanding amounts of loans, (i) if the mainland China subsidiaries adopt the traditional foreign exchange administration mechanism, the outstanding amount of loans shall not exceed the difference between the total investment and the registered capital of those subsidiaries; and (ii) if the mainland China subsidiaries adopt the relatively new foreign debt mechanism, the outstanding amount of loans shall not exceed 200% of the net asset of those subsidiaries. We may also finance our mainland China subsidiaries by means of capital contributions. These capital contributions must be reported to or filed or registered with the Ministry of Commerce and the SAMR or their local counterparts.

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

As of December 31, 2025, most of our mainland China subsidiaries had not made appropriations to statutory reserves as they have reported accumulated loss. For a detailed discussion of applicable PRC regulations governing distribution of dividends, see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation on Dividend Distribution.”

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

Furthermore, the State Taxation Administration, or the STA, has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our mainland China resident employees who exercise share options or are granted restricted shares will be subject to individual income tax on income from wages and salaries in mainland China. Our mainland China subsidiaries have obligations to file documents related to employee share options or restricted shares with competent tax authorities and to withhold individual income taxes on income from wages and salaries. If our mainland China resident employees fail to pay or we fail to withhold their individual income taxes on income from wages and salaries, we may face sanctions imposed by PRC tax authorities or other PRC government authorities.

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

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of mainland China with a “de facto management body” within mainland China is considered a mainland China resident enterprise. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. The STA issued a circular in April 2009 and amended it in January 2014, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a mainland China-controlled enterprise that is incorporated offshore is located in mainland China. Although Circular 82 only applies to offshore enterprises controlled by enterprises or enterprise groups in mainland China, not those controlled by individuals in mainland China or foreigners like us, the criteria set forth in the circular may reflect the STA’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a mainland China company or a mainland China company group will be regarded as a mainland China tax resident by virtue of having its “de facto management body” in mainland

China and will be subject to enterprise income tax in mainland China on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in mainland China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in mainland China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in mainland China; and (iv) at least 50% of voting board members or senior executives habitually reside in mainland China.

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

As of December 31, 2025, most of our subsidiaries located in mainland China reported accumulated loss and therefore they had no retained earnings for offshore distribution. In the near term, we intend to re-invest all earnings, if any, generated from our mainland China subsidiaries for the operation and expansion of our business in China. Should our tax policy change to allow for offshore distribution of our earnings, we would be subject to a significant withholding tax. Our determination regarding our qualification to enjoy the preferential tax treatment could be challenged by the tax authority and we may not be able to complete the necessary filings with the tax authority and enjoy the preferential withholding tax rate of 5% under the arrangement with respect to dividends to be paid by our mainland China subsidiaries to our Hong Kong subsidiary.

We face uncertainty with respect to indirect transfers of equity interests in mainland China resident enterprises by their non-mainland China holding companies.

In February 2015, the STA issued the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Circular 7. Circular 7 extends its tax jurisdiction to not only indirect transfers but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, Circular 7 provides certain criteria on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. Circular 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-mainland China resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-

mainland China resident enterprise being the transferor, or the transferee, or the mainland China entity which directly owned the taxable assets may report to the tax authority such indirect transfer. Using a “substance over form” principle, PRC tax authorities may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring tax in mainland China. As a result, gains derived from such indirect transfer may be subject to enterprise income tax in mainland China, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a mainland China resident enterprise. On October 17, 2017, the STA issued Circular on Issues of Tax Withholding regarding Non-PRC Resident Enterprise Income Tax, or Circular 37, which came into effect on December 1, 2017 and was amended on June 15, 2018. Circular 37 further clarifies the practice and procedure of the withholding of nonresident enterprise income tax.

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

Future issuance of Ordinary Shares will result in increase in the number of Class A Ordinary Shares eligible for future resale and additional dilution of the percentage ownership of our shareholders and could cause our share price to fall.

As of February 28, 2026, there were 23,871,971 Warrants outstanding. Each Warrant entitles its holder to purchase one Class A Ordinary Share at an exercise price of US$11.50 per share (subject to adjustment).

On October 30, 2025, we entered into the 2025 ATW Convertible Note Purchase Agreement with ATW Mobility SPV LLC under which we agreed to issue and sell pursuant to the Indenture, dated October 30, 2025 between us and U.S. Bank Trust Company, National Association, as trustee, and a First Supplemental Indenture entered into between us and the Trustee, in one or more registered direct offerings by us directly to the investor the 2025 ATW Convertible Notes for up to an aggregate principal amount of US$150,000,000 that will be convertible into Class A Ordinary Shares. We issued and sold to ATW Mobility SPV LLC a 2025 ATW Convertible Note in the original principal amount of US$50,000,000 on October 30, 2025. Upon our filing of one or more additional prospectus supplements, and our satisfaction of certain other conditions, the investor may elect to consummate additional closings of up to US$100 million in aggregate principal amount of additional notes. The 2025 ATW Convertible Notes will at all times rank pari passu with all our existing and future unsubordinated and unsecured obligations. Unless earlier converted or redeemed, the 2025 ATW Convertible Notes will mature on the twelve-month anniversary of the issuance date, subject to extension in certain circumstances as provided in the notes. The 2025 ATW Convertible Notes do not bear interest except upon the occurrence and continuance of an event of default, in which case the interest rate becomes 14.0% per annum. If a holder elects to convert or redeem all or any portion of a 2025 ATW Convertible Note prior to the maturity date, all accrued and unpaid interest on the amount being converted or redeemed will also be payable. Upon issuance, the 2025 ATW Convertible Notes amortize in installments, and we will make monthly payments commencing on the first trading day after the closing date as specified in the note, payable in cash or our Class A Ordinary Shares. If we elect to pay in cash, the principal due will include accrued and unpaid interest and any late charges on the notes, along with any applicable deferred amount and/or accelerated amount and 7% premium on the principal amount. If we elect to pay in Class A Ordinary Shares, for purposes of the monthly amortization, our Class A Ordinary Shares will be valued at a price per share equal to the lower of: (i) the conversion price then in effect; and (ii) the greater of (x) the floor price; and (y) 98% of the quotient of (A) the sum of each of lowest volume weighted average of our Class A Ordinary Shares of any 4 trading days during the 20 consecutive trading day period ending and including the trading day immediately prior to such installment date, divided by (B) 4. No 2025 ATW Convertible Notes may be converted to the extent that such conversion or exercise would cause the then holder of such note to become the beneficial owner of more than 4.99% (which percentage is subject to increase to 9.99% or decrease, at the option of such holder, except that any increase will only be effective upon 61-days’ prior notice to us) after giving effect to such conversion or exercise. Subject to this beneficial ownership cap, each holder of 2025 ATW Convertible Notes may convert all, or any part, of the outstanding principal of the notes, together with accrued and unpaid interest, and any late charges thereon, at any time, at such holder’s option, into Class A Ordinary Shares at a conversion price that is initially set at US$2.59 per share (subject to adjustment). At any time after the earlier of the holder’s receipt of an event of default notice and the holder’s becoming aware of an event of default and ending (each such period is referred to as an “Event of Default Redemption Right Period”) on the later of (x) the date such event of default is cured (or waived in writing by the holder) and (y) tenth trading day after the holder’s receipt of an event of default notice, each holder may alternatively elect to convert all or any party of the amounts outstanding under such holder’s 2025 ATW Convertible Note at a 25% premium into Class A Ordinary Shares at the “Alternate Conversion Price” equal to the lower of (i) the conversion price then in effect; and (ii) the greater of (i) US$0.47, subject to adjustment as set forth in the 2025 ATW Convertible Notes; and (ii) 85% of the lowest volume weighted average price of the Class A Ordinary Shares during the 10 consecutive trading days immediately prior to such conversion. Subject to the rules and regulations of the Nasdaq Global Market and certain other conditions, we have the option at any time to elect mandatory conversion if the share price trades above US$3.88 (as adjusted for share splits, share dividends, recapitalizations and similar events) for 15 consecutive trading days and the aggregate daily dollar trading volume of our Class A Ordinary Shares on each trading day during such 15 consecutive trading day period is more than US$3,000,000. We have no right to effect a mandatory conversion if any event of default has occurred and is continuing. The 2025 ATW Convertible Notes contain customary affirmative and negative covenants, including certain limitations on incurrence of indebtedness and creation of liens, payment, redemption, cash dividends and investments, asset transfers, changes in the business, and obligation to maintain intellectual property rights and insurance. They also require us to maintain a minimum balance of available cash of US$25 million as of the end of each fiscal quarter. The 2025 ATW Convertible Notes prohibit us from entering into specified fundamental transactions (including, without limitation, mergers, business combinations and similar transactions) unless the successor company assumes in writing all of our obligations under the notes. In connection with a change of control of our company, each holder may require us to redeem in cash all, or any portion, of such holder’s note a 20% redemption premium on the portion of the note to be redeemed. The 2025 ATW Convertible Notes contain standard and customary events of default including but not limited: (i) the suspension from trading or the failure to list our Class A Ordinary Shares within certain time periods; (ii) failure to make payments when due under the notes; and (iii) bankruptcy or insolvency of our company. During the event of default redemption right period, each holder of 2025 ATW Convertible Notes may require us to redeem in cash all, or any portion, of the notes at a 25% premium, or, with respect to certain events of default, the share failure redemption value of the notes to be redeemed. If any bankruptcy event of default occurs, we shall immediately redeem in cash all, or any portion of the 2025 ATW Convertible Notes at a 25% redemption premium, unless each holder waives such right to receive payment.

On November 3, 2025, we entered into the 2025 Convertible Note Purchase Agreement with a then existing holder of the convertible notes issued by Company in October 2022, or the 2022 Notes. US$100 million of convertible notes (the “2025 Convertible Notes”) were issued pursuant to the 2025 Convertible Note Purchase Agreement and on terms similar to the 2022 Notes in connection with the refinancing of the 2022 Notes.

Additional Class A Ordinary Shares are issuable upon conversion of the 2025 ATW Convertible Notes (which are of an aggregate principal amount of US$50 million as of the date of this annual report) at an initial conversion price of US$2.59 per share (subject to customary adjustments on the conversion price), and 2025 Convertible Notes (which are of an aggregate principal amount of US$100 million as of the date of this annual report) at an initial conversion price of US$2.62 per share (subject to customary adjustments on the conversion price). To the extent Warrants are exercised or convertible securities are converted, additional Class A Ordinary Shares will be issued, which will result in dilution to Sales of substantial numbers of such shares in the public market could depress the market price of the Class A Ordinary Shares. Moreover, certain of these instruments contain and the terms of our future equity or debt securities may contain anti-dilution provisions, which could result in the issuance of a significantly higher number of shares upon exercise, conversion or exchange.

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

ECARX Holdings adopts a dual-class voting structure such that our ordinary share capital consists of Class A Ordinary Shares and Class B Ordinary Shares. Both Class A Ordinary Shares and Class B Ordinary Shares confer the same rights other than voting and conversion rights. Each holder of Class A Ordinary Shares is entitled to one vote per share and each holder of Class B Ordinary Shares is entitled to 10 votes per share on all matters submitted to them for a vote. Class A Ordinary Shares and Class B Ordinary Shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. The memorandum and articles of association of ECARX, as amended from time to time, may provide for the instances where the holders of Class A Ordinary Shares and Class B Ordinary Shares may vote as a separate class. Under the seventh amended and restated memorandum and articles of association of ECARX Holdings, Class A Ordinary Shares and Class B Ordinary Shares will vote as a separate class if any rights attaching to either Class A Ordinary Shares or Class B Ordinary Shares are being materially and adversely varied. Such variation requires the consent in writing of the holders of at least two-thirds of the issued Class A Ordinary Shares or Class B Ordinary Shares (as the case may be) or with the sanction of a special resolution passed at a separate meeting of the holders of Class A Ordinary Shares or Class B Ordinary Shares (as the case may be). The Companies Act (As Revised) of the Cayman Islands also provides where a compromise or arrangement is proposed between a Cayman Islands company and its shareholders or any class of them, the court may, on the application of the company or of any shareholder of the company, order a meeting of the shareholders of the company or class of shareholders, as the case may be, to be summoned in such manner as the court directs. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time at the option of the holder thereof, whereas Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Upon (i) any direct or indirect sale, transfer, assignment, or disposition of such number of Class B Ordinary Shares by the holder thereof or the direct or indirect transfer or assignment of the voting power attached to such number of Class B Ordinary Shares through voting proxy or otherwise to any person that is not Mr. Eric Li (Shufu Li) or Mr. Ziyu Shen or their respective affiliate or (ii) any direct or indirect sale, transfer, assignment, or disposition of a majority of the issued and outstanding voting securities of, or the direct or indirect transfer or assignment of the voting power attached to such voting securities through voting proxy or otherwise, or the direct or indirect sale, transfer, assignment, or disposition of all or substantially all of the assets of, a holder of Class B Ordinary Shares that is an entity to any person that is not Mr. Eric Li (Shufu Li) or Mr. Ziyu Shen or their respective affiliate, such Class B Ordinary Shares are automatically and immediately converted into the equal number of Class A Ordinary Shares.

Mr. Eric Li (Li Shufu) and Mr. Ziyu Shen, founders of ECARX, collectively own all of the Class B Ordinary Shares. These Class B Ordinary Shares constitute 12.1% of our total outstanding share capital and 57.8% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure. As a result of the dual-class share structure and the concentration of control, holders of Class B Ordinary Shares have considerable influence over matters such as decisions regarding election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of control may discourage, delay, or prevent a change in control of us, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of us and may reduce our share price. This concentrated control will limit the ability of holders of Class A Ordinary Shares to influence corporate matters and could discourage others from pursuing any potential merger, takeover, or other change of control transactions that holders of Class A Ordinary Shares may view as beneficial.

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

Our corporate affairs are governed by the memorandum and articles of association of ECARX Holdings, as amended from time to time, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are different from what they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States and some U.S. states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, with respect to Cayman Islands companies, plaintiffs may face special obstacles, including but not limited to those relating to jurisdiction and standing, in attempting to assert derivative claims in state or federal courts of the United States.

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

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to obtain or inspect copies of register of members or corporate records (other than the memorandum and articles of association, the register of mortgages and charges and any special resolutions passed by shareholders) of these companies. Under Cayman Islands law, the names of current directors can be obtained from a search conducted at the Registrar of Companies in the Cayman Islands. Pursuant to the seventh amended and restated memorandum and articles of association of ECARX Holdings, our directors shall from time to time determine whether and to what extent and at what time and places and under what conditions or articles the accounts and books of us or any of them shall be open to the inspection of our shareholders not being directors, and none of our shareholder (not being a director) shall have any right of inspection of any account or book or document of us except as conferred by law or authorized by the directors or by special resolution of our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

The seventh amended and restated memorandum and articles of association of ECARX Holdings contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A Ordinary Shares. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our securities may fall and the voting and other rights of the holders of our Class A Ordinary Shares may be materially and adversely affected.

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

Based on the current and anticipated value of our assets and the composition of our income and assets, including goodwill and other unbooked intangibles, we do not believe we were a PFIC for our taxable year ended December 31, 2025 and we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, this conclusion is a factual determination that must be made annually at the close of each taxable year on the basis of the composition of our income and assets and our subsidiaries’ income and assets and, thus, is subject to change. Furthermore, fluctuations in the market price of our Class A Ordinary Shares may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our Class A Ordinary Shares from time to time (which may be volatile). Accordingly, there can be no assurance that we or any of our subsidiaries will not be a PFIC for any taxable year. If we or any of our subsidiaries is a PFIC for any taxable year, or portion thereof, that is included in the holding period of a beneficial owner of our Class A Ordinary Shares or Warrants that is a U.S. Holder, such U.S. Holder may be subject to certain adverse U.S. federal income tax consequences and may be subject to additional reporting requirements. For more information, please see “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Status.” U.S. Holders should consult their tax advisors regarding the possible application of the PFIC rules to an investment in our Ordinary Shares or Warrants.

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
In November 2023, we entered into a strategic cooperation agreement and a licensing agreement with Hubei Xingji Meizu Group Co., Ltd., or Xingji Meizu. Pursuant to the strategic cooperation agreement, Xingji Meizu and we will further collaborate in the development and commercialization of the Flyme Auto intelligent cockpit solutions for three years. Pursuant to the licensing agreement, we obtained certain rights to distribute the Flyme Auto intelligent cockpit solutions worldwide for three years with a total licensing fee of US$21 million payable by us in installments. In May 2025, the parties agreed to extend the license for an additional term of 8 years to November 2033 on an exclusive basis for no additional consideration.
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

In December 2024, our board of directors authorized a share repurchase program under which we may repurchase up to US$20,000,000 of our Ordinary Shares until the close of business on September 30, 2025, U.S. Eastern Time. Subsequently, the program was extended up to March 31, 2026 with an increased aggregate limit of US$40,00,000. As of February 28, 2026, the Company has repurchased 25,558,141 shares, in total, at an average price of US$1.4721 per share.

The mailing address of our principal executive office is Second Floor North, International House, 1 St. Katharine's Way, London E1W 1UN, United Kingdom, and its phone number is +4420 3011 0334. Our corporate website address is https://www.ecarxgroup.com/. The information contained in, or accessible through, our website does not constitute a part of this annual report.
B.Business Overview
We distinguish ourselves by developing full-stack technology solutions that accelerate the future of software-defined vehicles. Our business is focused on three core product lines: Intelligent Cockpit Platforms, Intelligent Driving Platforms, and Fusion Platforms (Vehicle Central Computing). Underpinning these platforms is our strong, full-stack technical capability ranging from silicon (System-on-a-Chip or “SoC”) to software (Cloudpeak), allowing us to continuously improve the in-car user experience.
We have established a successful track record since our inception. As of December 31, 2025, there were over 11 million vehicles on the road with ECARX products and solutions onboard. As of December 31, 2025, we had a team of over 1,400 based in 13 major locations in China, UK, USA, Singapore, Malaysia, Sweden and Germany, approximately 70% of whom are involved in research and development, providing the foundation for us to serve 28 vehicle brands across the globe.
Computing Platforms

Intelligent Cockpit Platforms

We offer a scalable cockpit portfolio ranging from cost-efficient entry-level solutions to high-end flagship platforms. We are one of the few players in the industry who can achieve full-stack capability from silicon to cloud, currently serving 18 global and local OEMs across 28 brands.

Venado Series Platform

The Venado series is a cost-efficient intelligent cockpit computing platform designed to support a range of advanced digital cockpit functions. We also offer the Venado as computing module to the market and enable other partners to build systems for their customers. Since its launch in 2021, the platform has been deployed in Geely ecosystem models, Changan Mazda, and Dongfeng Peugeot-Citroën models, achieving a cumulative shipments exceeding 3.5 million units.

Makalu Computing Platform

The Makalu computing platform is a high-performance intelligent cockpit solution powered by AMD Ryzen™ Embedded V2000 processors and AMD Radeon™ RX 6000 series GPUs. Makalu is designed to support advanced digital cockpit experiences, including immersive graphics, high-performance computing and customizable user interfaces, addressing the increasing demand for connected and feature-rich in-vehicle user experiences.

Qualcomm-based Platforms

We collaborate with Qualcomm to offer flexible SoC portfolios for global markets.

Galena Computing Platforms (SA8155)

Empowered with Qualcomm Snapdragon® SA8155 SoCs, we collaborate with smart and Lynk & Co to create the unique design and user experience. This platform integrates the Flyme Auto operating system and Google Automotive Services (GAS).

Pikes Computing Platform (SA8295)

We also offer a high-end flagship cockpit platform based on SA8295 (5nm) SoC, this platform allows us to service OEMs worldwide with a single platform integrating Flyme Auto 2.0 and multiple ecosystems. It features advancements in user experience, such as multi-user displays and deeper AI integration. It has been deployed on Geely M9 and Lynk&Co Z10, 07&08.

Intelligent Driving (ADAS) Platforms

We offer scalable ADAS solutions covering parking assistance systems (PAS), smart camera solutions and ADAS domain controllers and supporting functionality ranging from active safety to L2 / L2+ / L2++, with roadmap support toward higher levels of automated driving. We also support multiple ADAS SoC ecosystems, including China-based suppliers (SiEngine, Black Sesame Technologies) and global suppliers (NVIDIA, Mobileye and Qualcomm).

Black Sesame-based Platforms

To enhance the competitiveness of the ECARX Skyland solution, ECARX adopted a dual-SoC architecture to integrate L2+ driving and parking functions on a single platform. The platform supports expressway NOA based on high-definition(HD) maps and entered mass production in 2023. In addition, we have deployed Parking Assistance Units (PAS) based on a single A1000LE SoC across multiple vehicle models. These platforms entered mass production in 2025 and support surround-view (AVM) and automated parking assistance (APA) functions.

AD1000 Platform

The ECARX AD1000 ADAS domain controller platform is based on the SiEngine SoC, featuring AI computing capability of up to 256 TOPS and hardware-level functional safety support up to ASIL D. The platform supports a multi-camera perception architecture with up to 11 cameras and is designed to support advanced intelligent driving functions, including urban NOA and highway pilot assistance (HPA) without reliance on HD maps. The platform architecture is designed to support end-to-end (E2E) and vision-led algorithmic approaches as part of ECARX’s intelligent driving technology roadmap. The AD1000 platform can be further scaled through a dual-chip configuration to support L3/L4 ADAS functionality.

Lidar products

ECARX also has in-house lidar products, the solid-state short-range lidar and the semi-solid rotating mirror long-range lidar.

On June 25, 2025 we signed a partnership agreement with a leading global developer of robotic lawn mowers to integrate ECARX’s cutting-edge lidar solution.

ECARX’s proprietary solid-state 3D short-range lidar provides the high-precision environmental perception essential for autonomous robot operations. The lidar incorporates a customized light source and a high-resolution sensor for precise environmental mapping — critical for advanced obstacle avoidance systems used in robotic navigation, object manipulation, and human-machine collaboration.

Fusion Platforms (Vehicle Central Computing)

As intelligent cockpit functions expand and intelligent driving capabilities mature, OEMs are increasingly adopting centralized vehicle computing architectures that integrate cockpit and driving functions.
We are an early mover in fusion platforms, offering both “OneBox” and “OneChip” solutions. The fusion platform supports flexible E/E architecture integration, leveraging ECARX’s deep expertise in both China and global automotive architectures.

Antora® Series

The Antora® 1000 platform upgrades ECARX’s smart cockpit and fusion computing platform into a vehicle central computing platform, integrating cockpit, driving and parking-related computing functions. The platform is designed to improve system-level cost efficiency by high integration, making it suitable for entry to mid-range vehicle models. In May 2024, Antora® 1000 was deployed on Geely Galaxy E5, supporting integrated around-view monitoring (AVM) and automated parking assistance (APA) through centralized computing and NPU resource utilization.

Technology

Our product competitiveness is driven by our core technologies across both silicon and software.

Silicone capability

SoC core modules have been a key component of ECARX’s technology portfolio since our inception. We distinguish ourselves by engaging in co-defined solution with semiconductor partners, deep customization and optimization to ensure our platforms are both robust and cost-efficient.

Deep Optimization for Performance and Efficiency

We collaborate closely with chip partners to customize automotive-grade core modules. Our engineering expertise extends to the rigorous optimization of the Board Support Package (BSP) and Hypervisor technologies, as well as the integration of critical functional safety and cybersecurity protocols. We further enhance these SoCs by integrating additional key components, including power management integrated circuits, storage modules, and peripheral interface units, as well as associated toolchains and algorithms, to form complete SoC core modules suitable for automotive applications.

This comprehensive approach allows us to provide a strong, high-performance, and cost-efficient computing platform that delivers superior system compatibility and vehicle-level stability compared to off-the-shelf solutions.

Co-Defined Solutions with SiEngine

Beyond standard customization, we leverage our strategic partnership with SiEngine to co-define silicon solutions. This collaboration enables us to bring differentiated, proprietary solutions to the market that are purpose-built to support our full-stack software architecture and meet specific OEM requirements.

Software (Cloudpeak) Capability

ECARX Cloudpeak is a full-stack software platform built for the software-defined vehicle era, spanning from BSP to applications, AI and connected services. It has been deployed across 40+ global markets, helping OEMs shorten development cycles, reduce cost, and deliver continuous feature updates.

Android-first Cockpit

Cloudpeak is architected around an Android-first philosophy, with Android Automotive OS at the core of the in-vehicle infotainment experience. Built on AAOS, Cloudpeak consolidates years of intelligent cockpit know‑how into reusable, modular platform capabilities that bridge app ecosystems and in‑vehicle scenarios. Through platformization and standardized components/toolchains—from vehicle control interfaces to connectivity, media, navigation, voice and AI—Cloudpeak enables configurable, repeatable delivery across vehicle lines, regional ecosystems, and hardware variants, improving reuse, consistency, and time‑to‑market for mass production.

Multi-silicon + Cockpit/Fusion/ADAS Expertise

Cloudpeak is proven across major automotive compute platforms, including Qualcomm SA8155/SA8295 and the latest Gen5 (SA8397/SA8797), as well as the SiEngine Antora family and MediaTek. We have built strong hardware platform capabilities that span bring‑up and integration across multiple operating systems, high‑throughput vehicle signal pipelines and standardized interfaces, enabling rapid adaptation across different ECU architectures and vehicle configurations. Leveraging virtualization and cross‑domain middleware, Cloudpeak supports secure workload consolidation and deterministic collaboration between cockpit functions and fusion/ADAS‑related applications.

GAS Compliance Recognized by Google

Cloudpeak has achieved multiple CTS and GAS certifications, demonstrating production‑grade maturity in meeting Google’s compliance requirements while sustaining continuous updates over the vehicle lifecycle. This capability is underpinned by a standards‑first engineering approach and a disciplined “zero‑patch policy”—prioritizing native AAOS mechanisms (stable APIs, overlays and standard components), extending rather than modifying core framework code, and upstreaming generic fixes and enhancements to AOSP when necessary. As a result, Cloudpeak reduces compliance risk and upgrade friction, enabling OEMs to scale globally with a Google‑compatible cockpit platform. These practices and capabilities have been recognized by Google in a Whitepaper.

Deep Flyme Auto Integration

As a core part of the ECARX ecosystem, Flyme Auto is deeply integrated into Cloudpeak’s architecture and interface layer to deliver a cohesive, premium cockpit experience at scale. It enriches the application layer across Launcher & System UI, navigation, voice & AI, camera and connectivity, while leveraging Cloudpeak’s standardized APIs to enable extensibility and third‑party compatibility in a compliant manner. On the user side, Flyme Auto brings a refined HMI with multi‑form desktops (real‑time/map/wallpaper), small‑window multitasking for lightweight scenarios, car‑optimized gesture interactions, and rich personalization such as widgets, dock customization and quick‑access cards.

Agentic AI as the Next Core Experience

Building on open-source large language models, Cloudpeak focuses on two core AI capabilities. First, it fine-tunes foundation models with automotive tasks and driving scenarios to significantly improve accuracy in in-vehicle interactions and task execution. Second, it provides an agent platform that enables the creation, orchestration, and management of AI agents, including skill integration and tool invocation, allowing the system to handle complex in-vehicle services through coordinated agent workflows.
Research and Development
As of December 31, 2025, approximately 70% of our full-time employees belong to the research and development division.
Our research and development centers currently span across Europe and APAC. We established our product development center in Gothenburg, Sweden in December 2020. This team is primarily responsible for digital cockpit operating system development, including the management of development and delivery. In 2023, we opened an engineering center in Stuttgart, Germany.

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

As of December 31, 2025, we had 779 registered patents and 797 pending patent applications globally.

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

Regulations
Regulation on Foreign Investment

Guidance Catalog of Industries for Foreign Investment

Investments in mainland China by foreign investors and foreign-invested enterprises were regulated by the Guidance Catalog of Industries for Foreign Investment jointly promulgated by the Ministry of Commerce and the NDRC on June 28, 1995, and latest amended on June 28, 2017. The Guidance Catalog of Industries for Foreign Investment was repealed by (i) the Special Management Measures (Negative List) for the Access of Foreign Investment (2024 Version), or the 2024 Negative List, which was jointly promulgated by the Ministry of Commerce and the NDRC on September 6, 2024, and took effect on November 11, 2024, and (ii) the Catalog of Industries for Encouraged Foreign Investment (2025 Version), or the 2025 Encouraged Catalog, which was jointly promulgated by the Ministry of Commerce and the NDRC on December 15, 2025, and took effect on February 1, 2026. The 2025 Encouraged Catalog and the 2024 Negative List set out the industries and economic activities in which foreign investment in mainland China is encouraged, restricted, or prohibited.

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

Pursuant to the 2025 Encouraged Catalog, the research and development and manufacture of automobile electronic devices, the research and development and manufacture of key parts and components of intelligent vehicles, and the manufacture of hardware and key parts and components related to Level 3 to Level 5 autonomous driving fall within the encouraged category. Certain of our products constitute central computing units, vehicle-mounted operating system, and information control system, heterogeneous multi-processor computing platform technology, or sensor fusion sensing technology and consequently qualify under the encouraged category. The release of the 2025 Encouraged Catalog indicates that foreign investment into the selected industrial sectors is encouraged, and the NDRC and other government authorities in mainland China may provide policy supports and implement other actions in the future to improve the investment framework and ensure that foreign invested enterprises are treated equally as compared with mainland China companies under the national treatment principle and in an appropriate manner. For our products that fall within the encouraged category, we will be entitled to apply for and may obtain certain preferential treatments such as with respect to tax (if any). However, any positive policy change could potentially intensify competition in the relevant industry, leading to a more competitive environment for us. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The automotive intelligence industry is highly competitive, and we may not be successful in competing in this industry.”

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

To coordinate with the implementation of the Foreign Investment Law and the Implementation Regulations of the Foreign Investment Law, the Ministry of Commerce and the SAMR promulgated the Measures for Reporting of Information on Foreign Investment on December 30, 2019, which took effect from January 1, 2020. These measures stipulate that foreign investors or foreign-invested enterprises must submit investment information by initial reports, change reports, deregistration reports, and annual reports through an enterprise registration system and a national enterprise credit information publicity system. The Announcement on Matters Concerning the Reporting of Information on Foreign Investment promulgated by the Ministry of Commerce on December 31, 2019, and the Circular on Effective Work on Registration of Foreign-Invested Enterprises for the Implementation of the Foreign Investment Law promulgated by the SAMR on December 28, 2019, further refine the regulatory regime in this area. Foreign investors or foreign-invested enterprises will bear legal liabilities for failing to report investment information as required.

PRC Company Law

The PRC Company Law was promulgated by the SCNPC on December 29, 1993 and subsequently amended on October 26, 2018. The PRC Company Law provides for the establishment, corporate structure and corporate management of companies and is applicable to foreign-invested enterprises in mainland China. The PRC Company Law was most recently amended on December 29, 2023 (as amended, the “Revised Company Law”), and the amendment took effect on July 1, 2024. Among others, the Revised Company Law requires that the registered capital of limited liability companies in mainland China be fully paid within five years. Companies incorporated before the promulgation and implementation of the Revised Company Law are required to gradually make adjustment to comply with the deadline. We may be required to accelerate the payment of capital contributions towards the registered capital of our mainland China subsidiaries and joint ventures. As of the date of this annual report, specific implementation measures of the Revised Company Law are yet to be prescribed by the State Council.

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

Regulation on Compulsory Product Certification

Pursuant to the Regulations on Certification and Accreditation promulgated on September 3, 2003 and last amended on July 20, 2023, certification and accreditation activities in mainland China shall comply with these regulations. Under the Administrative Regulations on Compulsory Product Certification, which was promulgated on July 3, 2009 and last amended on November 1, 2022, the List of the First Batch of Products Subject to Compulsory Product Certification, which was promulgated on December 3, 2001 and took effect on May 1, 2002, and the Compulsory Product Certification Catalogue Description and Definition Form, which was promulgated on April 17, 2007 and last amended on August 10, 2023, the SAMR is responsible for the regulation and quality certification, and vehicle wireless terminal and vehicle wireless module cannot be delivered, sold, imported, or used in operating activities until certified by designated PRC certification authorities as qualified products and granted certification marks, otherwise the violator will be ordered to make corrections and be imposed with a fine ranging from RMB50,000 to RMB200,000. If the value of uncertified illegal products is less than RMB10,000, a fine of no more than twice the value of the goods will be imposed and the illegal income (if any) will be confiscated. ECARX (Hubei) Tech has obtained compulsory product certifications for the relevant ECARX products.

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

Regulation on Cyber Security and Privacy Protection

Cybersecurity and Data Security

The SCNPC enacted the Decisions on the Maintenance of Internet Security on December 28, 2000 and further amended on August 27, 2009, which may subject persons to criminal liabilities in China for any attempt to use the internet to (i) gain improper entry to a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe upon intellectual property rights. In 1997, the Ministry of Public Security issued the Administration Measures on the Security Protection of Computer Information Network with International Connections, as later amended by the PRC State Council on January 8, 2011, which prohibits using the internet to leak state secrets or to spread socially destabilizing materials.

According to the PRC National Security Law issued by the SCNPC on February 22, 1993 and latest revised on July 1, 2015, China shall establish systems and mechanisms for national security review and supervision, conduct national security review on key technology, network information technology products and services related to national security to prevent and neutralize national security risks in an effective way. The PRC Cyber Security Law, which was promulgated on November 7, 2016 by the SCNPC and last amended on October 28, 2025 (with such amendment taking effective on January 1, 2026) provides that network operators shall perform their cyber security obligations and shall take technical measures and other necessary measures to protect the safety and stability of their networks. Under the Cyber Security Law, network operators are subject to various security protection-related obligations, including, among others, (i) network operators shall comply with certain obligations regarding maintenance of the security of internet systems; (ii) network operators shall verify users’ identities before signing agreements or providing certain services such as information publishing or real-time communication services; (iii) when collecting or using personal information, network operators shall clearly indicate the purposes, methods and scope of the information collection, the use of information collection, and obtain the consent of those from whom the information is collected; (iv) network operators shall strictly preserve the privacy of user information they collect, and establish and maintain systems to protect user privacy; (v) network operators shall strengthen management of information published by users, and when they discover information prohibited by laws and regulations from publication or dissemination, they shall immediately stop dissemination of that information, including taking measures such as deleting the information, preventing the information from spreading, saving relevant records, and reporting to the relevant governmental agencies. In addition, the Cyber Security Law requires that critical information infrastructure operators, or CIIOs, including CIIOs in the finance industry, generally shall store, within the territory of mainland China, the personal information and important data collected and produced during their operations in mainland China and their purchase of network products and services that affect or may affect national securities shall be subject to national cybersecurity review. CIIOs who use network products and services that have not been filed for or passed a cybersecurity review may be subject to the following penalties: (i) being ordered by the relevant authorities to make corrections within a prescribed time limit; (ii) being suspended from using such network products and services; (iii) being ordered to eliminate the impact on national security; (iv) a fine of more than one time and less than ten times the purchase price of such network products and services; (v) a fine of more than RMB10,000 and less than RMB100,000 on the senior staff in and other staff directly responsible.

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

On March 22, 2024, the Cyberspace Administration of China published the Provisions on Promoting and Regulating Cross-bound Data Flows, which streamline and provide clarity to the governance framework for outbound data transfer. According to these provisions, data processors shall identify and declare important data in accordance with applicable provisions. For data that have not been publicly announced as and for which data processors have not been informed to be important data by the relevant authorities or regions, data processors are not required to report security assessment for its outbound data transfer as important data. These provisions also establish specific exemptions for outbound data transfer. For instance, data collected and generated in international trade, transnational transportation, academic cooperation and global manufacturing and marketing, which do not contain personal information or important data, are exempted from the compliance requirement for outbound data transfer, such as security assessment for outbound data transfer, the execution of standard contracts for outbound personal information transfer, or the authentication process for personal information protection. On October 14, 2025, the Cyberspace Administration of China and the SAMR jointly promulgated the Measures for Certification of Personal Information Cross-Border Transfer, which took effect on January 1, 2026. The measures require personal information processors to apply to a professional certification body for personal information cross-border transfer certification. Personal information processors seeking to provide personal information to overseas recipients through the certification pathway must simultaneously satisfy the following conditions: (i) the processor is not a critical information infrastructure operator; (ii) the processor has cumulatively provided personal information of no fewer than 100,000 but fewer than 1,000,000 individuals (excluding sensitive personal information), or sensitive personal information of fewer than 10,000 individuals, to overseas recipients since January 1 of the current year; and (iii) the personal information to be provided overseas does not include important data.

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

Internet Information Services

On September 25, 2000, the State Council promulgated the Measures for the Administration of Internet Information Services, which was last amended on December 6, 2024. Under these measures, internet information services are categorized into commercial internet information services and non-commercial internet services. Non-commercial internet information service providers in mainland China must file with the competent government authorities, and commercial internet information service providers in mainland China must obtain an ICP License from the competent government authorities. Operators of certain specific information services, such as news, publishing, education must also comply with applicable laws and regulations and obtain approval from the competent government authorities.

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

Trade Secrets

According to the PRC Anti-Unfair Competition Law promulgated by the SCNPC on September 2, 1993 and last amended on June 27, 2025, a “trade secret” refers to technical and business information that is unknown to the public, may create business interests or profits for its legal owners or holders, and is maintained as a secret by its legal owners or holders. Under the Anti-Unfair Competition Law, business operators are prohibited from infringing others’ trade secrets by: (i) obtaining the trade secrets from the legal owners or holders by any unfair methods such as theft, bribery, fraud, coercion, electronic intrusion, or any other illicit means; (ii) disclosing, using, or permitting others to use the trade secrets obtained illegally under item (i) above; (iii) disclosing, using, or permitting others to use the trade secrets in violation of any contractual agreements or any requirements of the legal owners or holders to keep such trade secrets confidential; or (iv) instigating, inducing, or assisting others to violate a confidentiality obligation or to violate a rights holder’s requirements on keeping the confidentiality of trade secrets, disclosing, using, or permitting others to use the trade secrets of the rights holder. If a third party knows or should have known the above-mentioned illegal conduct but nevertheless obtains, uses, or discloses trade secrets of others, the third party may be deemed to have misappropriated the others’ trade secrets.

Business operators who violate the provisions of the Anti-Unfair Competition Law and cause others to suffer damages shall bear civil liability, and where the legitimate rights and interests of a business operator are harmed by unfair competition, the business operator may file a lawsuit with a People’s Court. The amount of compensation for a business operator who suffers damages due to unfair competition shall be determined on the basis of the actual losses suffered as a result of the infringement or in accordance with the benefits gained by the infringing party from the infringement. If a business operator intentionally commits an act of infringing trade secrets and the case is serious, the amount of compensation may be determined at not less than one time and not more than five times the amount determined in accordance with the foregoing method. The amount of compensation shall also include reasonable expenses paid by the business operator to stop the infringement. If it is difficult to ascertain the actual losses suffered or benefits gained, the People’s Court shall, in consideration of the extent of the infringement, award compensation of less than RMB5,000,000 to the rights holder. Additionally, government authorities shall stop any illegal activities which infringe upon trade secrets and confiscate the illegal income from the infringing parties, and impose a fine between RMB100,000 to RMB1,000,000 (or where the circumstances are serious, between RMB1,000,000 to RMB5,000,000).

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

Value-Added Tax

Pursuant to Value-added Tax Law of the PRC, promulgated on December 25, 2024 and taking effect on January 1, 2026, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property, and the importation of goods within the territory of the PRC shall be liable to pay VAT, the VAT tax rates generally applicable are simplified as 13%, 9%, 6% and 0%, and the VAT tax rate applicable to the small-scale taxpayers is 3%. Regulations for the Implementation of the Value-Added Tax Law of the PRC, promulgated on December 25, 2025 and taking effect on January 1, 2026, provides further details regarding entities subject to the tax and scope of taxation, clarifies the applicable tax rates and determines the calculation for tax payable in different scenarios.

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

Tax on Indirect Transfer

Pursuant to the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises issued by the STA on February 3, 2015 and last amended on December 29, 2017, or STA Circular 7, an indirect transfer of assets, including equity interest in a mainland China resident enterprise, by non-mainland China resident enterprises may be recharacterized and treated as a direct transfer of mainland China taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of mainland China enterprise income tax. As a result, gains derived from such indirect transfer may be subject to mainland China enterprise income tax. When determining whether there is a reasonable commercial purpose of the transaction arrangement, several factors are considered, including whether the main value of the equity interest of the offshore enterprise derives directly or indirectly from mainland China taxable assets, whether the assets of the offshore enterprise mainly consists of direct or indirect investment in mainland China or if its income is mainly derived from mainland China, and whether the offshore enterprise and its subsidiaries directly or indirectly holding mainland China taxable assets have a real commercial nature that is evidenced by their actual function and risk exposure. STA Circular 7 does not apply to sales of shares by investors through a public stock exchange where such shares were acquired on a public stock exchange. On October 17, 2017, the STA issued the Circular on Issues Concerning the Withholding of Enterprise Income Tax at Source on Non-PRC Resident Enterprises, or STA Circular 37, which was amended by the Announcement of the STA on Certain Taxation Normative Documents issued by the STA on June 15, 2018. STA Circular 37 further elaborates on the implementing rules regarding the calculation, reporting, and payment obligations of the withholding tax by non-mainland China resident enterprises. Nevertheless, there remain uncertainties as to the interpretation and application of STA Circular 7. STA Circular 7 may be determined by the tax authorities to be applicable to our offshore transactions or sale of our shares or those of our offshore subsidiaries where non-mainland China resident enterprises, being the transferors, were involved.

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

Regulation on Anti-Monopoly

On August 30, 2007, the SCNPC adopted the Anti-Monopoly Law, which was recently amended on June 24, 2022 and took effective on August 1, 2022. Under the Anti-Monopoly Law, the prohibited monopolistic acts include monopolistic agreements, abuse of a dominant market position, and concentration of businesses that may have the effect to eliminate or restrict competition.

Pursuant to the Anti-Monopoly Law, a business operator that possesses a dominant market position is prohibited from abusing its dominant market position and must not conduct the following acts: (i) selling commodities at unfairly high prices or buying commodities at unfairly low prices; (ii) without justifiable reasons, selling commodities at prices below cost; (iii) without justifiable reasons, refusing to enter into transactions with their trading counterparts; (iv) without justifiable reasons, allowing trading counterparts to make transactions exclusively with itself or with the business operators designated by it; (v) without justifiable reasons, tying commodities or imposing unreasonable trading conditions to transactions; (vi) without justifiable reasons, applying differential prices and other transaction terms among their trading counterparts who are on an equal footing; and (vii) other acts determined as abuse of dominant market position by the relevant governmental authorities. Pursuant to the Anti-Monopoly Law and other regulations, when a concentration of undertakings occurs and reaches any of the following thresholds, the undertakings concerned must file a prior notification with the anti-monopoly agency (i.e., the SAMR), (i) the total global turnover of all operators participating in the transaction exceeded RMB12 billion in the preceding fiscal year and at least two of these operators each had a turnover of more than RMB800 million within mainland China in the preceding fiscal year, or (ii) the total turnover within mainland China of all the operators participating in the concentration exceeded RMB4 billion in the preceding fiscal year, and at least two of these operators each had a turnover of more than RMB800 million within mainland China in the preceding fiscal year are triggered, and no concentration shall be implemented until the anti-monopoly agency clears the anti-monopoly filing. Where, although a concentration of undertakings does not reach the threshold, there is evidence proving that the concentration has or may have effect of eliminating or restricting competition, the State Council may require the undertakings to file a prior notification. “Concentration of undertakings” means any of the following: (i) merger of undertakings; (ii) acquisition of control over another undertaking by acquiring equity or assets; or (iii) acquisition of control over, or exercising decisive influence on, another undertaking by contract or by any other means. If business operators fail to comply with the Anti-Monopoly Law or other relevant regulations, the anti-monopoly agency is empowered to stop the relevant activities, unwind the transactions, and confiscate illegal gains and fines. Furthermore, business operators may be subject to criminal liability in the case of serious violation.

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

Regulation on Environment Protection

Pursuant to the PRC Environmental Protection Law promulgated by the SCNPC, in December 1989, last amended in April 2014 and effective in January 2015, any entity which discharges or will discharge pollutants during its course of operations or other activities must implement effective environmental protection safeguards and procedures to control and properly treat waste gas, waste water, waste residue, dust, malodorous gases, radioactive substances, noise vibrations, electromagnetic radiation and other hazards produced during such activities. According to the provisions of the PRC Environmental Protection Law, in addition to other laws and regulations of mainland China, the Ministry of Environmental Protection and its local counterparts take charge of administering and supervising said environmental protection matters.

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

D.Property, Plants and Equipment
Our main offices are located in various cities in China, including Hangzhou, Shanghai, Wuhan, Dalian, Chengdu, and Suzhou. We also have offices in Gothenburg, London, San Diego, Singapore and Stuttgart. As of December 31, 2025, we had leased premises as summarized below and under operating lease agreements from independent third parties. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

Location	Approximate Size in Square Meters	Primary Use	Lease Term (years)
Hangzhou	16,342	Operations, R&D	5~7 years
Shanghai	3,380	Operations, R&D	5 years
Wuhan	7,388	Product R&D	1~6 years
Dalian	2,290	Product R&D	4~6 years
Chengdu	1,306	Product R&D	3 years
Suzhou	1,675	Operations, R&D	3~5 years
Gothenburg	2,164	Product R&D	5 years
London	2,999	Operations	10 years
San Diego	588	R&D	3 years
Singapore	742	Operations	3 years
Stuttgart	954	R&D	7.5 years
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

We have established a successful track record since our inception. As of December 31, 2025, there were over 11 million vehicles on the road with ECARX products and solutions onboard. As of December 31, 2025, we had a team of over 1,400 employees based in 13 major locations in China, UK, USA, Singapore, Malaysia, Sweden and Germany, approximately 70% of whom are involved in research and development, providing the foundation for us to serve 28 vehicle brands across the globe.

In 2024, we acquired a controlling financial interest in HF Tech Europe AB, an entity under common control. Comparative financial information for 2023 is presented by combining assets, liabilities, revenues, expenses, and equity of ECARX and HF Tech Europe AB using the pooling-of-interests method. All intercompany transactions and balances between the combining entities have been eliminated. Please refer to Note 3(a) of our audited consolidated financial statements included in this annual report.

Our total revenues increased by 16.5% from US$662.2 million in 2023 to US$771.5 million in 2024, and further by 9.9% to US$847.9 million in 2025. We recorded a net loss of US$143.9 million, US$137.8 million and US$68.9 million in 2023, 2024 and 2025, respectively.
Key Factors Affecting Our Results of Operations
Our results of operations are affected by the following company-specific factors.
Our ability to continue to increase the sales of our products and services

Our results of operations depend significantly on our ability to continue to attract orders from automotive OEMs and Tier 1 automotive suppliers, which can affect our sales volume.

Since our incorporation, Geely Holding and its ecosystem OEMs have played an important role in the development of our business and revenue base. Collaboration with Geely and its affiliated brands provided a platform to demonstrate our technology, scale our solutions and establish a strong operational foundation within the global automotive industry. Building on this foundation, we have progressively expanded our customer base beyond the Geely ecosystem, securing programs with additional automotive OEMs and Tier 1 suppliers across multiple geographies. Today, our strategy is focused on broadening our global reach and serving a diversified set of automotive partners, while continuing to support leading brands within the Geely ecosystem. Our experience working closely within the Geely ecosystem has enabled us to develop proven products, deep automotive expertise and scalable technology platforms, positioning us to capture opportunities across the wider global automotive market.

Our ability to build orders for our products and services both within and without the Geely ecosystem will have a significant impact on our sales revenue and therefore the results of our business.
Continued investments in R&D and innovation

Technology is a key competing factor in our industries and our financial performance will be significantly dependent on our ability to maintain our technological leadership. As of December 31, 2025, we had a team of over 1,432 full-time employees globally, among which approximately 70% are involved in research and development.

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
The following table sets forth a breakdown of revenues by type both in absolute amount and as a percentage of our revenues for the periods indicated.

	For the Year Ended December 31,
	2023		2024		2025
	US$	%	US$	%	US$	%
	(in thousands, except percentages)
Revenues
Sales of goods revenues	467,403	70.6	611,245	79.2	703,093	82.9
Software license revenues	62,796	9.5	42,455	5.5	29,698	3.5
Service revenues	132,027	19.9	117,830	15.3	115,067	13.6
Total	662,226	100.0	771,530	100.0	847,858	100.0

Cost of revenues
Our cost of revenues can be categorized as cost of goods sold, cost of software license and cost of services, which are the costs and expenses that are directly related to providing our products, licenses and services to customers including overheads. These cost and expenses primarily include (i) costs of raw materials, production labor costs, processing fee charged by outsourced factories, (ii) warehousing and transportation costs of inventories, (iii) staff costs of the quality control and supply chain departments, including share-based compensation expenses, and (iv) others, primarily consisted of depreciation, warranty cost, and license fees of software purchased from suppliers.
The following table sets forth a breakdown of our cost of revenues by nature both in absolute amount and as a percentage of our revenues for the periods indicated.

	For the Year Ended December 31,
	2023		2024		2025
	US$	%	US$	%	US$	%
	(in thousands, except percentages)
Cost of revenues
Cost of goods sold	385,929	58.3	537,620	69.7	610,285	72.0
Cost of software license	16,978	2.5	17,783	2.3	17,193	2.0
Cost of services	80,701	12.2	56,028	7.2	59,118	7.0
Total	483,608	73.0	611,431	79.2	686,596	81.0

Gross profit and gross margin
Our gross profit represents our revenues less cost of revenues. Gross margin represents our gross profit as a percentage of revenue. In 2023, 2024 and 2025, our gross profit was US$178.6 million, US$160.1 million and US$161.3 million, respectively, and our gross margin was 27.0%, 20.8%, and 19.0%, respectively. The following table sets forth our gross profit and gross margin by types of revenue for the periods indicated.

	For the Year Ended December 31,
	2023		2024		2025
	Gross Profit	Gross Margin	Gross Profit	Gross Margin	Gross Profit	Gross Margin
	US$	%	US$	%	US$	%
	(in thousands, except percentages)
Sales of goods	81,474	17.4	73,625	12.0	92,808	13.2
Software License	45,818	73.0	24,672	58.1	12,505	42.1
Service	51,326	38.9	61,802	52.5	55,949	48.6
Total	178,618	27.0	160,099	20.8	161,262	19.0
Operating expenses
Our operating expenses consist of (i) research and development expenses, (ii) selling, general and administrative expenses, (iii) other income, and (iv) others, net.
The following table sets forth a breakdown of our operating expenses both in absolute amount and as a percentage of our revenues for the periods indicated.

	For the Year Ended December 31,
	2023		2024		2025
	US$	%	US$	%	US$	%
	(in thousands, except percentages)
Operating expenses
Research and development expenses	177,679	26.8	174,864	22.7	123,337	14.5
Selling, general and administrative expenses	131,717	19.9	108,195	14.0	93,841	11.1
Other income	(1,009)	(0.2)	—	—	—	—
Others, net	247	—	(64)	—	(1,143)	(0.1)
Total	308,634	46.5	282,995	36.7	216,035	25.5
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
Hong Kong

Our subsidiaries incorporated in Hong Kong are generally subject to Hong Kong profits tax at a rate of 16.5%. For the years 2018 and onwards, the first HK$2,000 of profits generated by an entity incorporated in Hong Kong is taxed at a rate of 8.25%, while the remaining profits will continue to be taxed at 16.5% tax rate. In December 2022, a refined Foreign Sourced Income Exemption (“FSIE”) regime was published in Hong Kong and took effect from January 1, 2023. Under the new FSIE regime, certain foreign soured income would be deemed as being sourced from Hong Kong and chargeable to Hong Kong Profits Tax, if the recipient entity fails to meet the prescribed exception requirements. Certain dividends, interests, intellectual property income and disposal gains, if any, received by us and our Hong Kong subsidiaries may be subject to the new tax regime.
Mainland China

Under the PRC Enterprise Income Tax Law effective from January 1, 2008 and last amended on December 29, 2018, our mainland China subsidiaries, and consolidated affiliated entities and their subsidiaries are subject to the statutory rate of 25%, subject to preferential tax treatments available to qualified enterprises in certain encouraged sectors of the economy. Enterprises that qualify as “high and new technology enterprises” are entitled to a preferential rate of 15% subject to renewal every three years. In December 2023, ECARX Hubei was certified as a high and new technology enterprise ,or HNTE. and is entitled to benefit from a preferential income tax rate of 15% for a period of three years from 2023 to 2025 if HNTE status is satisfied in the relevant year. In November 2024, JICA Intelligent Robotics Co., Ltd. was certified as a high and new technology enterprise and is entitled to benefit from a preferential income tax rate of 15% for a period of three years from 2024 to 2026 if HNTE status is satisfied in the relevant year.
We are currently subject to value-added tax, or VAT, at rates of 6% and 13% on the products and services we provide, less any deductible VAT we have already paid or borne. We are also subject to surcharges on VAT payments in accordance with the law of mainland China.
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

	For the Year Ended December 31,
	2023		2024		2025
	US$	%	US$	%	US$	%
	(in thousands, except percentages)
Revenue
− Sales of goods revenues	467,403	70.6	611,245	79.2	703,093	82.9
− Software license revenues	62,796	9.5	42,455	5.5	29,698	3.5
− Service revenues	132,027	19.9	117,830	15.3	115,067	13.6
Total revenues	662,226	100.0	771,530	100.0	847,858	100.0
Cost
− Cost of goods sold	(385,929)	(58.3)	(537,620)	(69.7)	(610,285)	(72.0)
− Cost of software licenses	(16,978)	(2.5)	(17,783)	(2.3)	(17,193)	(2.0)
− Cost of services	(80,701)	(12.2)	(56,028)	(7.2)	(59,118)	(7.0)
Total cost of revenues	(483,608)	(73.0)	(611,431)	(79.2)	(686,596)	(81.0)
Gross profit	178,618	27.0	160,099	20.8	161,262	19.0
Operating expenses:
− Research and development expenses	(177,679)	(26.8)	(174,864)	(22.7)	(123,337)	(14.5)
− Selling, general and administrative expenses	(131,717)	(19.9)	(108,195)	(14.0)	(93,841)	(11.1)
− Other income	1,009	0.2	—	—	—	—
− Others, net	(247)	—	64	—	1,143	0.1
Total operating expenses	(308,634)	(46.5)	(282,995)	(36.7)	(216,035)	(25.5)
Loss from operations	(130,016)	(19.5)	(122,896)	(15.9)	(54,773)	(6.5)
Interest income	4,313	0.7	3,078	0.4	3,710	0.4
Interest expense	(11,239)	(1.7)	(18,568)	(2.4)	(23,772)	(2.8)
(Loss) gain from equity method investments	(6,142)	(0.9)	5,611	0.7	1,236	0.1
Other non-operating (expenses) income, net	(1,340)	(0.2)	(4,766)	(0.6)	5,904	0.7
Loss before income taxes	(144,424)	(21.6)	(137,541)	(17.8)	(67,695)	(8.1)
Income tax benefit (expense)	525	0.1	(210)	—	(1,244)	(0.1)
Net loss	(143,899)	(21.5)	(137,751)	(17.8)	(68,939)	(8.2)

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024
Revenues

	For the Year Ended December 31,
	2024	2025	Change
	US$	US$	US$	%

	(in thousands, except percentages)
Sales of Goods Revenues	611,245	703,093	91,848	15.0
Automotive computing platform	536,582	627,067	90,485	16.9
SoC core modules	73,944	74,910	966	1.3
Merchandise and other products	719	1,116	397	55.2
Software License Revenues	42,455	29,698	(12,757)	(30.0)
Service Revenues	117,830	115,067	(2,763)	(2.3)
Automotive computing platform–design and development service	78,470	69,827	(8,643)	(11.0)
Connectivity service	34,112	36,834	2,722	8.0
Other services	5,248	8,406	3,158	60.2
Total Revenues	771,530	847,858	76,328	9.9

Our revenues increased by US$76.3 million from US$771.5 million for the year ended December 31, 2024 to US$847.9 million for the year ended December 31, 2025, primarily driven by an increase in the sales volume of Antora®, Venado™, and Pikes® series automotive computing platform products, partially offset by a decline in software license revenue and services revenue.

Sales of Goods Revenues. Sales of goods revenues increased by US$91.8 million from US$611.2 million for the year ended December 31, 2024 to US$703.1 million for the year ended December 31, 2025, primarily due to a US$236.1 million increase in the sales volume of automotive computing platform products, driven by an increase in the sales volume of Antora®, Venado™, and Pikes® series, partially offset by a US$145.6 million decrease from changes in the per unit price. Additionally, there was a US$6.3 million increase attributable to changes in SoC core modules unit price as a result of product mix change and a US$5.4 million decline from decreased sales volume of SoC core modules. Sales of automotive merchandise and other products increased by US$0.4 million from 2024 to 2025.

Software License Revenues. Software license service revenues decreased by US$12.8 million from US$42.5 million for the year ended December 31, 2024 to US$29.7 million for the year ended December 31, 2025, primarily driven by a decrease in intellectual property license revenue. Intellectual property license revenue was US$2.2 million in 2025 compared to US$17.2 million in 2024 as multiple projects reached mass production stage in that year generating license revenue.

Service Revenues. Service revenues decreased by US$2.8 million from US$117.8 million for the year ended December 31, 2024 to US$115.1 million for the year ended December 31, 2025, principally as a result of a decrease in the total value of design and development contracts for automotive computing platforms completed during the year.
Cost of revenues

	For the Year Ended December 31,
	2024	2025	Change
	US$	US$	US$	%

	(in thousands, except percentages)
Cost of revenues
Cost of goods sold	537,620	610,285	72,665	13.5
Cost of software licenses	17,783	17,193	(590)	(3.3)
Cost of services	56,028	59,118	3,090	5.5
Total	611,431	686,596	75,165	12.3

Our cost of revenues increased by US$75.2 million from US$611.4 million for the year ended December 31, 2024 to US$686.6 million for the year ended December 31, 2025. The increase was primarily driven by an increase in sales volume of automotive computing platform products and higher design and development contract cost, partially offset by a decrease in the cost of SoC core modules.
Gross profit and gross margin

	For the Year Ended December 31,
	2024	2025	Change
	US$	US$	US$	%

	(In thousands, except percentages)
Gross profit	160,099	161,262	1,163	0.7
Gross margin (%)	20.8	19.0	—	(1.8)

Our gross profit increased from US$160.1 million for the year ended December 31, 2024 to US$161.3 million for the year ended December 31, 2025, mainly driven by the sales volume increase of automotive computing platform products. On the other hand, our gross margin decreased from 20.8% for the year ended December 31, 2024 to 19.0% for the year ended December 31, 2025, primarily attributed to the decrease of intellectual property license revenue which carries a higher margin.
Operating expenses

	For the Year Ended December 31,
	2024	2025	Change
	US$	US$	US$	%

	(In thousands, except percentages)
Operating expenses
Research and development expenses	174,864	123,337	(51,527)	(29.5)
Selling, general and administrative expenses	108,195	93,841	(14,354)	(13.3)
Others, net	(64)	(1,143)	(1,079)	1,685.9
Total	282,995	216,035	(66,960)	(23.7)

Research and development expenses. Our research and development expenses decreased by US$51.6 million from US$174.9 million for the year ended December 31, 2024 to US$123.3 million for the year ended December 31, 2025, reflecting continued strategic resource prioritization and R&D integration efforts.

Selling, general and administrative expenses. Our selling, general and administrative expenses decreased by US$14.4 million from US$108.2 million for the year ended December 31, 2024 to US$93.8 million for the year ended December 31, 2025, primarily driven by improved operating efficiencies, reduction in staff cost including share-based compensation expense, and lower outsourced consulting, and lease expenses.
Loss from operations
We had a loss from operations of US$54.8 million for the year ended December 31, 2025, narrowed by 55% in comparison with a loss from operations of US$122.9 million for the year ended December 31, 2024. The decrease was primarily attributable to the reduction in operating expenses.

Interest income
Our interest income increased by US$0.6 million from US$3.1 million for the year ended December 31, 2024 to US$3.7 million for the year ended December 31, 2025, primarily due to the increase in loans to related parties made during 2025.

Interest expense
Our interest expense increased by US$5.2 million from US$18.6 million for the year ended December 31, 2024 to US$23.8 million for the year ended December 31, 2025, primarily due to an increase in short-term and long-term borrowings in 2025 compared to 2024.

(Loss) gain from equity method investments
We recorded a gain from equity method investments in the amount of US$5.6 million for the year ended December 31, 2024 and US$1.2 million for the year ended December 31, 2025. The change was primarily due to a one-off gain of US$17.9 million in 2024 from the partial sale of equity interest in SiEngine in 2024, partially offset by losses from other equity method investments. During 2025, we recorded small gains from the sale of our investment in the joint venture we had with smart, equity pick up in U Chance and dividend income from ACO Tech in excess of the carrying value of investment.

Other non-operating (expenses) income, net

Change in fair value of equity investments
We recorded a fair value loss of our investments in equity securities of US$6.1 million and US$0.2 million for the years ended December 31, 2024 and 2025, respectively, which was mainly affected by the market prices of these listed securities.

Change in fair value of warrant liabilities
We recorded a loss in fair value of warrant liabilities of US$0.5 million for the year ended December 31, 2024, compared to a gain of US$0.1 million for the year ended December 31, 2025. The change in fair value was affected by the market price changes in our warrants between the two reporting dates.

Government grants
For the years ended December 31, 2024 and 2025, we recorded income from government grants totaling US$2.8 million and US$5.9 million, respectively, as a result of support and incentives from local governments, which primarily consisted of subsidies for research and development activities.

Foreign currency exchange gains, net
We recorded foreign currency exchange losses of US$1.2 million for the year ended December 31, 2025, compared to losses of US$1.0 million for the year ended December 31, 2024. The increase in foreign currency exchange losses was primarily attributable to the impact on non-functional currency transactions and account balances of the fluctuations in the foreign currency exchange rates.
Year Ended December 31, 2024 Compared to Year Ended December 31, 2023
Revenues

	For the Year Ended December 31,
	2023	2024	Change
	US$	US$	US$	%

	(in thousands, except percentages)
Sales of Goods Revenues	467,403	611,245	143,842	30.8
Automotive computing platform	385,886	536,582	150,696	39.1
SoC core modules	70,140	73,944	3,804	5.4
Merchandise and other products	11,377	719	(10,658)	(93.7)
Software License Revenues	62,796	42,455	(20,341)	(32.4)
Service Revenues	132,027	117,830	(14,197)	(10.8)
Automotive computing platform–design and development service	94,641	78,470	(16,171)	(17.1)
Connectivity service	31,142	34,112	2,970	9.5
Other services	6,244	5,248	(996)	(16.0)
Total Revenues	662,226	771,530	109,304	16.5

Our revenues increased by US$109.3 million from US$662.2 million for the year ended December 31, 2023 to US$771.5 million for the year ended December 31, 2024, primarily due to an increase in sales volume of automotive computing platform products with Geely Auto and Geely ecosystem brand-penetration, partially offset by a decline in software license revenue and services revenue.

Sales of Goods Revenues. Sales of goods revenues increased by US$143.8 million from US$467.4 million for the year ended December 31, 2023 to US$611.2 million for the year ended December 31, 2024, primarily due to a US$188 million increase attributable to the increase in the sales volume of automotive computing platform products, driven by an increase in the sales volume of digital cockpits with Geely Auto and Geely ecosystem brand-penetration, and the ramping up of autonomous driving control unit (ADCU) sales volume, which was partially offset by a US$31 million decrease resulting from changes in the per unit price. Additionally, a US$18 million increase from SoC core modules unit price changes, offset by a US$13 million and US$10 million decline from lower sales volume of SoC modules and automotive merchandise and other products, respectively, contributed to the change between the two reporting periods.

Software License Revenues. Software license service revenues decreased by US$20.3 million from US$62.8 million for the year ended December 31, 2023 to US$42.5 million for the year ended December 31, 2024, primarily driven by a decrease in the sales volume of navigation and operating software and decrease in intellectual property license revenue.

Service Revenues. Service revenues decreased by US$14.2 million from US$132.0 million for the year ended December 31, 2023 to US$117.8 million for the year ended December 31, 2024, principally as a result of a decrease in the total value of design and development contracts for automotive computing platforms completed during the year.
Cost of revenues

	For the Year Ended December 31,
	2023	2024	Change
	US$	US$	US$	%

	(in thousands, except percentages)
Cost of revenues
Cost of goods sold	385,929	537,620	151,691	39.3
Cost of software licenses	16,978	17,783	805	4.7
Cost of services	80,701	56,028	(24,673)	(30.6)
Total	483,608	611,431	127,823	26.4

Our cost of revenues increased by US$127.8 million from US$483.6 million for the year ended December 31, 2023 to US$611.4 million for the year ended December 31, 2024. The increase was primarily driven by an increase in sales volume of automotive computing platform products. The increased sales volume contributed to the increase in the cost of goods sold. The decrease in cost of services was mainly linked to the decrease in service revenue.
Gross profit and gross margin

	For the Year Ended December 31,
	2023	2024	Change
	US$	US$	US$	%

	(In thousands, except percentages)
Gross profit	178,618	160,099	(18,519)	(10.4)
Gross margin (%)	27.0	20.8	—	(6.2)

Our gross profits decreased from US$178.6 million for the year ended December 31, 2023 to US$160.1 million for the year ended December 31, 2024. The decrease in gross margin was attributable to the aggressive competition in the automotive sector, the pricing strategy implemented to stimulate automotive computing platform revenue growth, and a shift in the overall revenue mix in 2024 compared to the prior year. As a result, our gross margins decreased from 27.0% for the year ended December 31, 2023 to 20.8% for the year ended December 31, 2024, a decrease in gross margin of 6.2% percentage points.
Operating expenses

	For the Year Ended December 31,
	2023	2024	Change
	US$	US$	US$	%

	(In thousands, except percentages)
Operating expenses
Research and development expenses	177,679	174,864	(2,815)	(1.6)
Selling, general and administrative expenses	131,717	108,195	(23,522)	(17.9)
Other income	(1,009)	—	1,009	(100.0)
Others, net	247	(64)	(311)	—
Total	308,634	282,995	(25,639)	(8.3)

Research and development expenses. Our research and development expenses decreased by US$2.8 million from US$177.7 million for the year ended December 31, 2023 to US$174.9 million for the year ended December 31, 2024.

Selling, general and administrative expenses. Our selling, general and administrative expenses decreased by US$23.5 million from US$131.7 million for the year ended December 31, 2023 to US$108.2 million for the year ended December 31, 2024, primarily driven by improved operating efficiencies, a reduction in staff cost including share-based compensation expense, and lower outsourced consulting, and IT expenses.
Other income. Our other income represents recharges of certain management expenses to a related party. There were no recharges in 2024 due to the discontinuance of the contractual arrangement with the related party.
Loss from operations
We had a loss from operations of US$122.9 million for the year ended December 31, 2024, narrowed by 5% in comparison with a loss from operations of US$130.0 million for the year ended December 31, 2023. The decrease primarily attributable to the reduction in operating expenses, partially offset by a decline in gross margin due to competitive industry dynamics and the pricing strategy implemented to expand market share and revenue growth for automotive computing platform, as well as a shift in the overall revenue mix in 2024 compared to the prior year.
Interest income
Our interest income decreased by US$1.2 million from US$4.3 million for the year ended December 31, 2023 to US$3.1 million for the year ended December 31, 2024, primarily due to the decrease in loans to related parties made during 2024.
Interest expense
Our interest expense increased by US$7.4 million from US$11.2 million for the year ended December 31, 2023 to US$18.6 million for the year ended December 31, 2024, primarily due to additional interests accrued on convertible notes and increased short-term borrowings in 2024 compared to 2023.
(Loss) gain from equity method investments
We recorded a loss from equity method investments in the amount of US$6.1 million for the year ended December 31, 2023 and a gain from equity method investments in the amount of US$5.6 million for the year ended December 31, 2024. The change was primarily due to a gain of US$17.9 million from the partial sale of equity interest in SiEngine in 2024.
Other non-operating (expenses) income, net
Change in fair value of an equity security
We recorded a fair value loss of an equity security of US$3.2 million and US$6.1 million for the years ended December 31, 2023 and 2024, respectively, which was mainly affected by the market prices of this listed equity security.
Change in fair value of warrant liabilities
We recorded a gain in fair value of warrant liabilities of US$1.7 million for the year ended December 31, 2023, compared to a loss of US$0.5 million for the year ended December 31, 2024. The change in fair value is affected by the market price changes in warrants between two reporting dates.
Government grants
For the years ended December 31, 2023 and 2024, we recorded income from government grants totaling US$1.7 million and US$2.8 million, respectively, as a result of support and incentives from local governments, which primarily consisted of subsidies for research and development activities.

Foreign currency exchange gains, net
We recorded foreign currency exchange losses of US$1.0 million for the year ended December 31, 2024, compared to losses of US$1.5 million for the year ended December 31, 2023. The decrease in foreign currency exchange losses was primarily attributable to the impact on non-functional currency transactions and account balances of the fluctuations in the foreign currency exchange rates.
B.Liquidity and Capital Resources
Cash flows and working capital
The following table sets forth a summary of our cash flows for the periods indicated.

	For the Year Ended December 31,
	2023	2024	2025
	US$	US$	US$

	(in thousands)
Summary Consolidated Cash Flow Data
Net cash used in operating activities	(172,440)	(59,980)	(94,391)
Net cash (used in) provided by investing activities	87,265	(8,121)	(70,482)
Net cash provided by financing activities	40,619	36,355	203,863
Effect of foreign currency exchange rate changes on cash and restricted cash	(2,030)	(2,183)	4,102
Net (decrease) increase in cash and restricted cash	(46,586)	(33,929)	43,092
Cash and restricted cash at the beginning of the year	130,679	84,093	50,164
Cash and restricted cash at the end of the year	84,093	50,164	93,256

To date, we have funded our operating and investing activities primarily through cash generated from financing activities (including credit facilities).

Related party borrowings

For the years ended December 31, 2023, 2024 and 2025, we borrowed unsecured loans with aggregated principal amounts of US$44.5 million, US$41.8 million and US$111.3 million, respectively, from Geely Holding and its subsidiaries, bearing weighted-average interest rates of 4.1%, 3.9% and 3.9% per annum, respectively. During the same periods, we repaid loans totaling US$44.5 million, US$41.8 million and US$84.1 million, respectively. Of the 2025 repayments, US$29.4 million was settled through debt assignments and offset arrangements.

In March 2024, we entered into an accounts receivable factoring agreement with a finance company of Geely Holding with a minimum interest rate of 6.0% per annum. In October 2024, the interest rate was reduced to 4.8% per annum and the factoring limits were increased from US$20 million to US$35 million. In March 2025, we paid US$21 million and concurrently received US$21 million. In July 2025 and August 2025, we received a further US$3 million and US$4 million, respectively. In September US$21 million was repaid and renewed. In November 2025, we repaid US$28 million and concurrently received US$28 million. In November 2025, the interest rate increased to 5.0% per annum and the factoring limit remained unchanged.

Bank borrowings

For the years ended December 31, 2023, 2024 and 2025, we borrowed loans with aggregated principal amounts of US$208.8 million, US$222.4 million and US$334.0 million, respectively, from banks in mainland China, bearing weighted-average interest rates of 3.9% ,3.9% and 3.7% per annum, respectively. During the same periods, we repaid loans with principal amount of US$163.2 million, US$201.6 million and US$216.6 million, respectively.

Debt financing

In October 2025, we entered into the 2025 ATW Convertible Note Purchase Agreement with ATW Mobility SPV LLC under which we agreed to issue and sell, in one or more registered direct offerings by us directly to the investor the 2025 ATW Convertible Notes for up to an aggregate principal amount of US$150,000,000 that will be convertible into Class A Ordinary Shares. We issued and sold to ATW Mobility SPV LLC a 2025 ATW Convertible Note in the original principal amount of US$50,000,000 on October 30, 2025.

In November 2025, we entered into the 2025 Convertible Note Purchase Agreement with an existing holder of the 2022 Notes. The 2025 Convertible Note Purchase Agreement contemplates the issuance and sale by us of up to US$100 million of the 2025 Convertible Notes on terms similar to the 2022 Notes in connection with the refinancing of the 2022
Notes. US$60 million of the 2025 Convertible Notes were issued and subscribed to in November 2025 and US$40 million in February 2026 pursuant to the 2025 Convertible Note Purchase Agreement and on terms similar to the 2022 Notes.

Equity financing

On March 28, 2025, we issued 25,000,000 Class A ordinary shares upon a follow-on public offering at a public offering price of US$1.80 per share. We received net proceeds of US$42.6 million.

In January 2026, we entered into a subscription agreement with Geely Investment Holding Ltd. Pursuant to the terms of the agreement, Geely Investment Holding Ltd. subscribed for and purchased from us, through a private placement, a total of 27,297,002 newly issued Class A Ordinary Shares at a price of US$1.67 per ordinary share, for a total purchase price of US$45.6 million. The Class A Ordinary Shares purchased by Geely Investment Holding Ltd. in this private placement are subject to a six-month lock-up period with certain customary exceptions.

We have incurred losses since inception. As of December 31, 2025, we had an accumulated deficit of US$1,190.5 million and its consolidated current liabilities exceeded current assets in the amount of US$339.8 million. In addition, we recorded net cash used in operating activities in the amount of US$94.4 million for the year ended December 31, 2025. We will require additional liquidity to continue our operations over the next 12 months.

Historically, we had relied principally on proceeds from the issuance of redeemable convertible preferred shares, convertible notes, and bank and related party borrowings to finance our operations and business expansion. We have evaluated plans to continue as a going concern which include, but are not limited to, (i) reducing discretionary capital and operating expenses; (ii) obtaining additional facilities from banks and renewal of existing bank borrowings; (iii) issuance of new equity and convertible debt securities; (iv) obtaining extended financial support from controlling shareholder and related parties; and (v) accelerating pace of collections of amounts due from related and third parties to optimize operational efficiency. Subsequent to December 31, 2025, the Company has secured a new issuance of Class A ordinary shares totaling US$45.6 million from Geely Investment Holding Ltd. and issued US$40 million of 2025 Convertible Notes pursuant to the 2025 Convertible Note Purchase Agreement. Notwithstanding this, feasibility of some of these plans is contingent upon factors outside of the control of us and as such we concluded that substantial doubt about its ability to continue as a going concern has not been alleviated as of the reporting date. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We had negative net cash flows from operations in the past and have not been profitable, which may continue in the future. A note regarding our ability to continue as a going concern has been included in our consolidated financial statements.”

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

We had cash and restricted cash of US$93.3 million as of December 31, 2025. As of December 31, 2025, US$80.7 million of our cash and cash equivalents were held in China and US$2.1 million were denominated in U.S. dollars. Substantially all of our revenues have been, and we expect them to continue to be, denominated in Renminbi in the short-term. Under existing foreign exchange regulations in mainland China, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our mainland China subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent authorities is required where the Renminbi is to be converted into foreign currency and remitted out of mainland China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. Economic uncertainty in China and around the world could also adversely affect our liquidity and capital resources in the future, and our cash requirements may fluctuate based on the timing and extent of many factors such as those discussed above.

Operating activities

Net cash used in operating activities increased by US$34.4 million from December 31, 2024 to 2025, primarily attributable to increases in inventories and amounts due from related parties, increases in accounts payable and amounts due to related parties offset by a lower level of non-cash items compared to 2024.

For the year ended December 31, 2025, net cash used in operating activities was US$94.4 million. The difference between our cash used in operating activities and our net loss of US$68.9 million for the same year from operations was attributable to certain non-cash items, primarily consisting of share-based compensation of US$13.3 million and depreciation and amortization of US$19.9 million, and certain changes in working capital accounts, primarily consisting of (i) increase in inventories of US$31.9 million, (ii) increase in amounts due from related parties of US$30.8 millions, (iii) increase in amounts due to related parties of US$20.4 million, and (iv) decrease in contract liabilities of US$19.0 million.

Net cash used in operating activities decreased by US$112.5 million from December 31, 2023 to 2024, primarily attributable to improvements in cash conversion cycle with accelerated accounts receivable collection, as well as narrowed net loss.

For the year ended December 31, 2024, net cash used in operating activities was US$60.0 million. The difference between our net cash used in operating activities and our net loss of US$137.8 million for the same period from continuing operations was attributable to certain non-cash items, primarily consisting of share-based compensation expense of US$19.1 million, depreciation and amortization of US$20.6 million, and certain changes in working capital accounts, primarily consisting of (i) decrease in accounts receivable of US$46.2 million, (ii) decrease in prepayments and other current assets and other non-current assets of US$22.4 million, (iii) decrease in contract liabilities of US$21.6 million, (iv) decrease in accrued expenses and other current liabilities and income taxes payable of US$17.2 million, (iv) decrease in accounts payable of US$12.3 million, and (v) increase in notes payable of US$17.9 million.

For the year ended December 31, 2023, net cash used in operating activities was US$172.4 million. The difference between our net cash used in operating activities and our net loss of US$143.9 million for the same period from continuing operations was attributable to certain non-cash items, primarily consisting of share-based compensation of US$24.9 million, depreciation and amortization of US$12.1 million, and loss from equity method investments of US$6.1 million, and certain changes in working capital accounts, primarily consisting of (i) increase in accounts receivable of US$80.4 million, (ii) increase in accounts payable of US$48.0 million, and (iii) decrease in contract liabilities of US$39.5 million.

Investing activities

Net cash used in investing activities was US$70.5 million for the year ended December 31, 2025 compared with net cash used in investing activities of US$8.1 million for the year ended December 31, 2024. The change mainly due to a higher level of short-term investments compared to 2024 and a new investment in convertible loan in 2025.

For the year ended December 31, 2025, net cash used in investing activities was US$70.5 million, which was mainly attributable to (i) cash paid for available-for-sale debt investment of US$43.0 million, (ii) cash paid for equity securities of US$17.0 million, (iii) net cash paid for short-term investments of US$12.4 million, and (iv) payments for purchase of property and equipment and intangible assets of US$12.2 million, partially offset by (v) cash received from partial sale of equity interest in SiEngine of US$17.9 million.

Net cash used in investing activities was US$8.1 million for the year ended December 31, 2024 compared with net cash provided by investing activities of US$87.3 million for the year ended December 31, 2023. The change mainly due to the collection of proceeds from the sale of Zenseact in 2023 of US$115.0 million.

For the year ended December 31, 2024, net cash used in investing activities was US$8.1 million, which was mainly attributable to (i) payments for purchase of property and equipment and intangible assets of US$15.9 million, (ii) cash paid for acquisition of equity method investments of US$7.5 million,  and (iii) payments for acquisition of Suzhou Photon-Matrix, net of cash acquired of US$6.3 million, partially offset by (iv) proceeds from sale of HaleyTek AB of US$19.9 million, and (v) net cash proceeds from short-term investments of US$2.0 million.

For the year ended December 31, 2023, net cash provided by investing activities was US$87.3 million, which was mainly attributable to proceeds from sale of Zenseact of US$115.0 million received during the year, partially offset by payments for purchase of property and equipment and intangible assets of US$8.9 million and cash paid for acquisition of short-term investment of US$22.5 million.

Financing activities

Net cash provided by financing activities increased by US$167.5 million from US$36.4 million for the year ended December 31, 2024 to US$203.9 million for the year ended December 31, 2025, primarily due to an increase of US$96.5 million in net borrowings from banks and financial institutions in 2025 compared to 2024, a net increase in convertible notes of US$41.2 million in 2025 and issuance of new equity of US$43.2 millions in 2025.

For the year ended December 31, 2025, net cash provided by financing activities was US$203.9 million, which was mainly attributable to (i) net proceeds from bank borrowings and borrowings from related parties of US$151.9 million, (ii) net proceeds from issuance of ordinary shares upon follow-on public offering of US$42.6 million, and (iii) net proceeds from issuance of convertible notes of US$106.2 million, partially offset by (iii) repayment of convertible notes of US$65.0 million, and (v) cash paid for repurchase of ordinary shares of US$29.0 million.

Net cash provided by financing activities decreased by US$$4.2 million from US$40.6 million for the year ended December 31, 20233 to US$36.4 million for the year ended December 31, 2024, primarily due to net change in short-term borrowings from banks and related parties and financing for the acquisition of intangible assets.

For the year ended December 31, 2024, net cash provided by financing activities was US$36.4 million, which was mainly attributable to (i) net increase in borrowings from banks of US$20.9 million, (ii) from related parties of US$21.0 million; and (iii) receipt of government grants of US$7.0 million, partially offset by the financing for (i) the purchase of intangible assets of US$7.3 million and (ii) repurchase of ordinary shares of US$3.0 million.

For the year ended December 31, 2023, net cash provided by financing activities was US$40.6 million, primarily consisting of (i) net proceeds from short-term bank borrowings and borrowings from related parties of US$45.6 million, (ii) receipt of government grants of US$6.9 million, partially offset by (iii) cash paid for the costs of the merger of US$11.3 million.

Capital expenditures

Our capital expenditures are primarily incurred for the purchase of property, equipment, and intangible assets. Our total capital expenditures were US$8.9 million, US$15.9 million and US$12.2 million for the years ended December 31, 2023, 2024 and 2025, respectively. We will continue to make capital expenditures to meet the needs of our research and development activities.

Material Cash Requirements

Other than the ordinary cash requirements for our operations, research and development, and our capital expenditure, our material cash requirements as of December 31, 2025 and any subsequent interim period primarily include interest and principal payments for our borrowings from banks and related parties, convertible notes, operating lease commitments, purchase commitments, and capital commitments.

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

In December 2025, we entered into a subscription agreement with Lotus Technology Inc. (Nasdaq: LOT), and strategically invested US$23 million through a private placement. Pursuant to the agreement, we subscribed for a total of 16,788,321 newly issued ordinary shares of Lotus Technology Inc. at a price of US$1.37 per ordinary share. The ordinary shares issued in this private placement are subject to a six-month lock-up period, with certain customary exceptions. Our investment commitment is towards the remaining tranche of this investment of US$6.0 million.

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

The following table sets forth our contractual obligations as of December 31, 2025.

	Payment Due by Period
	Total	Less than one year	1–2 Years	2–3 Years	3–5 Years	Over 5 Years

	(US$ in thousands)
Operating lease commitment	25,572	5,413	5,350	4,352	6,716	3,741
Purchase commitment	45,351	45,351	—	—	—	—
Capital commitment	2,601	2,601	—	—	—	—
Investment commitment	6,000	6,000	—	—	—	—
Borrowings from banks	316,246	310,659	5,587	—	—	—
Total	399,996	374,250	10,937	4,352	6,716	3,741
As of December 31, 2025, the outstanding balance of 2025 ATW Convertible Notes payable was US$38.8 million, which will be due in 2026.

As of December 31, 2025, the outstanding balance of 2025 Convertible Notes payable was US$60.3 million, which will be due in 2028.

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2025.
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
Inflation

To date, inflation in mainland China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent change in the consumer price index for December 2023, 2024 and 2025 were a decrease of 0.3%, an increase of 0.2% and 0.8%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.
Recently Issued Accounting Pronouncements
A list of recently issued accounting pronouncements that are relevant to us is included in Note 2(ee) of our consolidated financial statements included elsewhere in this annual report.
C.Research and Development, Patents and Licenses, etc.
See “Item 4. Information on the Company—B. Business Overview—Intellectual Property” of this annual report.
D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2025 that are reasonably likely to have a material and adverse effect on our total revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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
Impairment of long-lived assets

We test long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. If the carrying amount of an asset group exceeds its estimated undiscounted future cash flows, an impairment loss is recognized in the amount of the excess of the asset group’s carrying value over its fair value. We determine the fair value of the asset group based on the forecasted discounted cash flows. Significant inputs used in the income approach primarily included revenue growth rates and discount rate. For the years ended December 31, 2023, 2024 and 2025, impairment losses of US$1.4 million, US$0.2 million and US$3.4 million were recognized, respectively.

Item 6.    Directors, Senior Management and Employees
A.Directors and Senior Management

The following table sets forth certain information relating to our executive officers and directors as of the date of this annual report. Our board of directors is comprised of six directors.

Directors and Executive Officers	Age	Position/Title
Ziyu Shen	42	Chairman and Chief Executive Officer
Zenggang Liu	40	Director
Lone Fønss Schrøder	66	Director
Jim Zhang (Zhang Xingsheng)	70	Independent Director
Grace Hui Tang	66	Independent Director
Jun Hong Heng	44	Independent Director
Peter Cirino	54	Chief Operating Officer
Dylan Da-Long Jeng	56	Chief Financial Officer
Ziyu Shen has served as our director and Chief Executive Officer since November 2019 and our Chairman since May 2021. Mr. Shen has served as director and Chief Executive Officer of Hubei ECARX since 2017. In addition to his current roles in our company, Mr. Shen is also serving as a director of DREAMSMART TECHNOLOGY PTE. LTD. and as Chairman and Chief Executive Officer of Hubei Xingji Meizu Group Co., Ltd. Prior to founding ECARX, Mr. Shen served as General Manager of Shanghai Pateo Network Technology Service Co., Ltd. from October 2012 to March 2016. Earlier in his career, Mr. Shen was an industry director of T-Systems P. R. China Ltd. from October 2011 to October 2012, and before then he worked at Shanghai OnStar Telematics Service Co., Ltd. as senior manager from August 2009 to October 2011, and had worked as an engineer and then as a senior manager at Shanghai General Motors Company Limited from August 2006 to August 2008. Mr. Shen received a master’s degree in electronics and communication engineering from Shanghai Jiao Tong University in 2011.

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

Lone Fønss Schrøder has served as a director since October 2025. Ms. Schroeder is an experienced international CEO and Chairperson with decades of leadership across the automotive, technology, finance, retail and industrial sectors. She has been a driving force behind high-impact partnerships among leading industry players, shaping transformative collaboration and innovation across the global industrial landscape. She currently serves as Chairperson of Geely Sweden Holdings AB and IKEA’s Ikano Bank, and as Chair of the Nomination Committee at Volvo Cars, where she has been a central force in the company’s shift towards electrification, software-defined vehicles, and new mobility models. Ms. Schroeder has previously served as CEO of Concordium, Wallenius Lines, and Star Air (Maersk), and spent more than 20 years in senior executive roles at A.P. Møller – Maersk. She is advisor for leading technology platform companies, including ServiceNow and works with AI, digital end-to-end platforms, and data-driven transformation. Ms. Schroeder is Danish and lives in Switzerland and holds master’s degrees in business & economics from Copenhagen Business School and the in law from University of Copenhagen, and studied Web3 Technologies at MIT Sloan School of Management.
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

Dylan Da-Long Jeng has served as our Chief Financial Officer since March 23, 2026. Mr. Jeng has over 25 years of experience in corporate finance and capital markets across the United States and Asia-Pacific. Prior to joining us, Mr. Jeng served as special assistant to the chairman at Hon Hai Precision Industry Co., Ltd. (TWSE: 2317), where he was responsible for corporate finance strategy, internal control governance, investor relations and post-investment management across the group’s AI, Robotics, and EV verticals. Mr. Jeng served as chief financial officer of Guangzhou XAG Co., Ltd., where he led overall financial-related corporate governance, strategy development and execution. Mr. Jeng held senior finance and corporate roles at several multinational companies, including serving as head of corporate restructuring at NovaBridge Biosciences (NASDAQ: NBP), formerly I-Mab, where he played a key role in its NASDAQ listing, and as vice president at SciClone Pharmaceuticals, Inc. (NASDAQ: SCLN), where he was responsible for the tax accounting and the related internal control risk management. Mr. Jeng began his career with leading professional services firms, including KPMG and PricewaterhouseCoopers. Mr. Jeng received his master’s degree in accounting (taxation) and his bachelor’s degree in accounting from Long Island University. He is a certified public accountant.

B.Compensation
Compensation of Directors and Executive Officers

In 2025, we paid an aggregate of US$2.9 million in cash and benefits to our executive officers as a group and we paid US$0.4 million compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers. Our mainland China subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, work-related injury insurance and maternity insurance and other statutory benefits, and a housing provident fund.
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

As of February 28, 2026, (i) the maximum aggregate number of Ordinary Shares which may be issued pursuant to all awards under the 2019 Share Incentive Plan is 27,438,015 and (ii) 27,438,015 restricted shares have been issued and outstanding, excluding awards that were forfeited or cancelled after the grant dates.

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

The 2021 Option Incentive Plan
In July 2021, our board of directors approved and adopted the 2021 Option Incentive Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. The maximum aggregate number of Ordinary Shares that may be issued under the 2021 Option Incentive Plan is 16,802,069. As of February 28, 2026, options with a total of 10,647,331 underlying Ordinary Shares have been granted under the 2021 Option Incentive Plan and outstanding, excluding awards that were forfeited or cancelled after the grant dates.

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

The 2022 Share Incentive Plan

In December 2022, our board of directors approved and adopted the 2022 Share Incentive Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. The maximum aggregate number of ordinary shares that may be issued under the 2022 Share Incentive Plan is 18,903,472. As of February 28, 2026, 16,256,872 ordinary shares have been issued under the 2022 Share Incentive Plan.

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

Awards Granted

The following table summarizes, as of February 28, 2026, the number of restricted share units we have granted to certain of our directors and officers, excluding awards that were forfeited or cancelled after the relevant grant dates.

Name	Ordinary Shares Underlying Restricted Share Units	Date of Grant
Jun Hong Heng	40,944	December 31, 2023
	89,037	December 31, 2024
	76,923	December 31, 2025
Peter Cirino	735,793	June 1, 2024
	247,500	December 31, 2024

The following table summarizes, as of February 28, 2026, the number of options we have granted to certain of our directors and officers, excluding awards that were forfeited or cancelled after the relevant grant dates.

Name	Number of Class A Ordinary Shares Underlying Options	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Grace Hui Tang	46,952	0.5	December 31, 2023	December 31, 2033
	123,362	0.5	December 31, 2024	December 31, 2034
	101,266	0.5	December 31, 2025	December 31, 2035
Jim Zhang (Zhang Xingsheng)	46,952	0.5	December 31, 2023	December 31, 2033
	123,362	0.5	December 31, 2024	December 31, 2034
	101,266	0.5	December 31, 2025	December 31, 2035
C.Board Practices
Board of Directors
Our board of directors consists of six directors as of the date of this annual report. The seventh amended and restated memorandum and articles of association of ECARX Holdings provide that the minimum number of directors shall be three and the exact number of directors shall be determined from time to time by our board of directors.

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
Cybersecurity Committee
Mr. Ziyu Shen is the sole member of the cybersecurity committee.
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
Appointment and Removal of Directors
The seventh amended and restated memorandum and articles of association of ECARX Holdings provide that all directors may be appointed by ordinary resolution and removed by ordinary resolution. The seventh amended and restated memorandum and articles of association of ECARX Holdings also provide that the directors may, by the affirmative vote of a simple majority of the remaining directors present and voting at a board meeting, appoint any person to be a director so as to fill a casual vacancy or as an addition to the existing board of director. A director may be appointed on terms that he or she shall automatically retire from office at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between our company and the director, if any; but no such term shall be implied in the absence of express provision. Our directors currently do not serve for a fixed term and there is no requirement for them to retire by rotation nor to make themselves eligible for re-election.
The office of a director shall be vacated if, amongst other things, such director (a) becomes bankrupt or makes any arrangement or composition with his or her creditors, (b) dies or is found to be or becomes of unsound mind, (c) resigns his or her office by notice in writing to us, (d) without special leave of absence from the board, is absent from meetings of the board for three consecutive meetings, and the board resolves that his or her office be vacated; or (e) is removed from office pursuant to any other provision of the seventh amended and restated memorandum and articles of association of ECARX Holdings.
Terms of Directors and Executive Officers
A director shall hold office until such time as he or she resigns his office by notice in writing to us, is removed from office by ordinary resolution or is otherwise disqualified from acting as a director or removed in accordance with the seventh amended and restated memorandum and articles of association of ECARX Holdings.
D.Employees
As of December 31, 2025, we had 1,432 full-time employees globally, comprising 1,000 employees engaged in research and development and related technical and engineering functions, 154 employees engaged in quality and manufacturing operation, 246 employees engaged in general management and administration, and 32 employees engaged in marketing and sales. As of December 31, 2025, we had 20 employees in London, England, 1,322 employees in China, and 90 employees in other countries.

	As of December 31 2025
	Number	%
Functions:
Research and development	1,000	70
Quality and manufacturing operation	154	11
General and administration	246	17
Marketing and sales	32	2
Total	1,432	100
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
E.Share Ownership
The following table sets forth information regarding the beneficial ownership of our Ordinary Shares as of February 28, 2026:
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

The calculations in the table below are based on 335,099,068 Class A Ordinary Shares and 45,960,916 Class B Ordinary Shares outstanding as of the date of this annual report. 23,871,971 Warrants, 2025 ATW Convertible Notes for an aggregate principal amount of US$50 million and convertible into Class A Ordinary Shares at an initial conversion price of US$2.59 per share (subject to customary adjustments on the conversion price), and 2025 Convertible Notes for an aggregate principal amount of US$100 million and convertible into Class A Ordinary Shares at a conversion price of US$2.62 per share (subject to customary adjustments on the conversion price) were also issued and outstanding as of the date of this annual report.

	Ordinary Shares Beneficially Owned
	Class A Ordinary Shares	Class B Ordinary Shares	Total Ordinary Shares	% of Total Ordinary Shares	% of Voting Power(2)
Directors and Executive Officers(1)
Ziyu Shen(3)	3,000,000	21,480,458	24,480,458	6.4	27.4
Zenggang Liu	—	—	—	—	—
Lone Fønss Schrøder	—	—	—	—	—
Jim Zhang (Zhang Xingsheng)	271,580	—	271,580	—	—
Grace Hui Tang	271,580	—	271,580	—	—
Jun Hong Heng	10,182,520	—	10,182,520	2.9	1.3
Peter Cirino	983,293	—	983,293	*	*
Dylan D. Jeng	—	—	—	—	—
All Directors and Executive Officers as a Group	14,708,973	21,480,458	36,189,431	10.6	30.5
Principal Shareholders
Fu&Li Industrious Innovators Limited(4)	144,440,574	24,480,458	168,921,032	44.3	49.0
Jie&Hao Holding Limited(3)	3,000,000	21,480,458	24,480,458	6.4	27.4
Baidu (Hong Kong) Limited(5)	22,367,946	—	22,367,946	5.9	2.8

___________________________
(1)Unless otherwise indicated, the business address for our directors and executive officers is Second Floor North, International House, 1 St. Katharine's Way, London E1W 1UN, United Kingdom.
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
We have also been advised by our Cayman Islands legal counsel that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands; provided that such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.
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

•Direct Material Global Purchasing Terms and Conditions. These terms and conditions apply to the purchases of production goods and services by the relevant Geely Holding subsidiary from us including: (i) production and service parts, components, assemblies, and accessories, (ii) raw materials, (iii) tooling, (iv) design, engineering, or other services, and (v) software embedded in goods or provided separately. The specific goods and services to be purchased and the price, quantity, and payment terms are set forth in the purchase orders. These terms and conditions include certain pricing principles to guide the good faith negotiations between the parties. The initial term of a production purchase order begins on its effective date and expires on June 30 of the next calendar year and is renewed automatically on July 1 for an additional 12 months unless a notice of non-renewal is issued.

Contractual arrangements with Zhejiang Huanfu

Prior to December 2021, we provided the TSP maintenance service using our own service team. In response to the tightening of the regulatory framework governing data security, cybersecurity and privacy by PRC government authorities, we transferred the right to data business to Zhejiang Huanfu (the “transfer of Right to Data”) in December 2021.

In January 2022, we entered into a procurement framework agreement with Zhejiang Huanfu and thereafter concluded several procurement-related contracts pursuant to the procurement framework agreement to procure certain data-related services (including hosting of information, including personal data, as well as IT system support and troubleshooting) from Zhejiang Huanfu and fulfill the obligations to perform connectivity service that were committed to prior to the aforementioned transfer to Zhejiang Huanfu for the sole purpose of restricting our access to personal data. In 2022 and 2023, we also licensed certain intellectual property to Zhejiang Huanfu to enable it to perform such data-related services.

In 2024, we also provided technical consulting services to Zhejiang Huanfu regarding the development of telematics products and licensed certain intellectual property to Zhejiang Huanfu relating to information security of telematics service.

Contractual arrangements with Hubei ECARX

In 2023, in connection with our autonomous driving systems, we engaged Hubei ECARX for an autonomous driving compliance and cloud data compliance service after having compared the pricing terms with the quotations obtained from other unrelated third-party vendors. Under this contract, Hubei ECARX is responsible for (i) the collection and storage of general sensor data (as opposed to surveying and mapping data); (ii) the desensitization of such data in a regulation compliant environment; and (iii) the provision of the desensitized data to the Company for its ADAS/autonomous driving products and technologies.

Contractual arrangements with DreamSmart and its subsidiaries
In November 2023, we entered into a strategic cooperation agreement and a licensing agreement with Hubei Xingji Meizu Group Co., Ltd., or Xingji Meizu, an indirect subsidiary of DreamSmart Technology Pte Ltd. (“DreamSmart Singapore”). Pursuant to the strategic cooperation agreement, Xingji Meizu and we will further collaborate in the development and commercialization of the Flyme Auto intelligent cockpit solutions for three years. Pursuant to the licensing agreement, we obtained certain rights to distribute the Flyme Auto intelligent cockpit solutions worldwide for three years with a total licensing fee of RMB150 million payable by us in installments. In May 2025, the parties entered into an amendment agreement and agreed to extend the license for an additional term of 8 years to November 2033 on an exclusive basis for no additional consideration.
In 2025, ECARX Hubei entered into a technology development entrustment agreement with Xingji Meizu, under which Meizu was engaged to provide software development, system integration, testing, and related technical services in connection with an intelligent cockpit software project for an end customer. The agreement has a total contract value of RMB50.0 million (tax inclusive) and covers services provided over the period from July 2025 through December 2027. Payments are made based on agreed milestones and advance payments, with deliverables subject to acceptance. Intellectual property created under the agreement is generally owned by the end customer, subject to customary background IP carve‑outs.

In August 2025, ECARX Hubei also entered into a loan agreement with Xingji Meizu pursuant to which ECARX (Hubei) provided a RMB49.0 million loan to Meizu for working capital and general corporate purposes. The loan bears interest at 4.06% per annum, calculated based on the actual number of days outstanding, and has a one‑year term ending in August 2026, subject to customary acceleration events. The loan is repayable in a single lump sum of principal and accrued interest at maturity.

In December 2025, we entered into a convertible loan agreement with DreamSmart Singapore pursuant to which we provided RMB300 million (equivalent to US$43 million) of funding to a subsidiary of DreamSmart Singapore, Hubei DreamSmart Group Co., Ltd. (“DreamSmart Hubei”) with a contractual term of 36 months. The interest is calculated at an annual interest rate, which is equal to the average of the five-year Loan Prime Rate (“LPR”) and the one-year LPR published by the National Interbank Funding Center on the date of the loan disbursement (including such date), plus 45 basis points (one basis point being 0.01%).

In December 2025, we also entered into a production procurement framework agreement with Xingji Meizu for a one year term with an aim to create an efficient procurement channel for integrated circuit materials across ECARX group entities. This agreement further integrates Meizu into ECARX’s automotive electronics supply chain. The framework agreement has a one‑year term and does not commit us or our affiliates to any minimum purchase volume. Binding obligations arise only upon issuance of specific purchase orders, which set forth product specifications, quantities, pricing, and delivery terms. Our affiliates may transact independently with Meizu under the framework without joint or several liability.

In January 2026, ECARX Holdings Inc. entered into a loan agreement with DreamSmart Infinity Hong Kong Limited, a Meizu affiliate, pursuant to which ECARX Holdings Inc. provided a US$4.6 million loan for general business operations. The loan bears interest at 4.06% per annum, calculated on an actual‑days basis, and has a one‑year term ending in January 2027, with repayment of principal and accrued interest in a single payment at maturity, subject to customary early‑maturity provisions.

For additional information and details of the nature and amounts of transactions with related parties, see Note 28 to our consolidated financial statements included in this annual report.
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
Transfer of Ordinary Shares
Subject to applicable laws, including securities laws, and the restrictions contained in the seventh amended and restated memorandum and articles of association of ECARX Holdings and to any lock-up agreements to which a shareholder may be a party, any shareholders may transfer all or any of their Class A Ordinary Shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.
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
D.Exchange Controls
See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation on Foreign Exchange.”

E.Taxation
The following summary of Cayman Islands and U.S. federal income tax considerations generally applicable to an investment in our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local and other tax laws.

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

U.S. Federal Income Tax Considerations
The following is a general summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of the Securities by U.S. Holders (defined below) that hold Securities as “capital assets” for U.S. federal income tax purposes (generally, property held for investment). This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder (the “Regulations”), rulings, official pronouncements, and judicial decisions, all as in effect on the date hereof and all of which are subject to change and differing interpretations, possibly with retroactive effect, which may give rise to U.S. federal income tax considerations different from those discussed herein. There can be no assurance that the Internal Revenue Service (the “IRS”) would not assert, or that a court would not sustain a position contrary to those described below.
This discussion does not address all aspects of U.S. federal income taxation that may be important to holders in light of their individual circumstances, or to holders subject to special treatment under the U.S. tax laws, such as:
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
THIS SUMMARY DOES NOT PURPORT TO BE A COMPREHENSIVE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS RELATING TO OWNING AND DISPOSING OF SECURITIES. HOLDERS OF SECURITIES SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE OWNERSHIP AND DISPOSITION OF SECURITIES, INCLUDING THE APPLICABILITY AND EFFECTS OF U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX LAWS.
As used in this annual report, the term “U.S. Holder” means a beneficial owner of Securities (as determined for U.S. federal income tax purposes) that is for U.S. federal income tax purposes:
•a citizen or individual resident of the United States;
•a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;
•an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•a trust if (A) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (B) it has in effect under applicable U.S. Treasury regulations a valid election to be treated as a U.S. person.

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

Taxation of Distributions

Subject to the PFIC rules discussed below under “—Passive Foreign Investment Company Status,” a U.S. Holder will generally be required to include in gross income as a dividend the amount of any distribution paid on the Class A Ordinary Shares (including the amount of any tax withheld) to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Any such dividend will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. We do not intend to maintain calculations of our earnings and profits for U.S. federal income tax purposes. Accordingly, U.S. Holders should expect all cash distributions made by us to be reported as dividends for U.S. federal income tax purposes. Any dividend will generally not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

With respect to non-corporate U.S. Holders, dividends will generally be taxed at the lower long-term capital gains rate applicable to “qualified dividend income,” provided that the Class A Ordinary Shares are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, we are eligible for the benefits of the United States-PRC income tax treaty (the “Treaty”), we are not treated as a PFIC in the year the dividend is paid or in the preceding year and certain holding period and other requirements are met. U.S. Treasury Department guidance indicates that shares listed on Nasdaq (such as the Class A Ordinary Shares) will be considered readily tradable on an established securities market in the United States. Even if the Class A Ordinary Shares are listed on Nasdaq, there can be no assurance that the Class A Ordinary Shares will be considered readily tradable on an established securities market in future years. U.S. Holders should consult their tax advisors regarding the availability of such lower rate for any dividends paid with respect to Class A Ordinary Shares.

Dividends paid on our Class A Ordinary Shares, if any, will generally be treated as income from foreign sources and will generally constitute passive category income for U.S. foreign tax credit purposes. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any nonrefundable foreign withholding taxes imposed on dividends received on our Class A Ordinary Shares. A U.S. Holder that does not elect to claim a foreign tax credit for foreign taxes withheld may instead claim a U.S. federal income tax deduction in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders should consult their tax advisors regarding the availability of the foreign tax credit in light of their particular circumstances.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Class A Ordinary Shares and Warrants

Subject to the PFIC rules described below under “—Passive Foreign Investment Company Status,” a U.S. Holder will generally recognize capital gain or loss on the sale or other taxable disposition of the Class A Ordinary Shares or Warrants in an amount equal to the difference between the amount realized on the disposition and such U.S. Holder’s adjusted tax basis in such Class A Ordinary Shares or Warrants. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for such Class A Ordinary Shares or Warrants exceeds one year. Long-term capital gain realized by a non-corporate U.S. Holder is currently eligible for reduced rates of taxation. The deduction of capital losses is subject to limitations.

As described in “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Taxation—Mainland China,” if we are deemed to be a mainland China resident enterprise under the PRC Enterprise Income Tax Law, gains from the disposition of the Class A Ordinary Shares or Warrants may be subject to PRC income tax and will generally be U.S.-source, which may limit a U.S. Holder’s ability to claim a U.S. foreign tax credit with respect to any such PRC income tax. If a U.S. Holder is eligible for the benefits of the Treaty, such holder may be able to elect to treat such gain as mainland China source income under the Treaty. Pursuant to U.S. Treasury regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a U.S. foreign tax credit for any mainland China tax imposed on the disposition of the Class A Ordinary Shares or Warrants. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a U.S. foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty, and the potential impact of the U.S. Treasury regulations.

Exercise, Lapse or Redemption of a Warrant

Subject to the PFIC rules described below under “—Passive Foreign Investment Company Status” and except as discussed below with respect to the cashless exercise of a warrant, a U.S. Holder will generally not recognize gain or loss upon the acquisition of a Class A Ordinary Share pursuant to the exercise of a Warrant for cash. A U.S. Holder’s tax basis in a Class A Ordinary Share received upon exercise of the Warrant will generally be an amount equal to the sum of the U.S. Holder’s tax basis in the exercised Warrant and the exercise price. The U.S. Holder’s holding period for a Class A Ordinary Share received upon exercise of the Warrant will begin on the date following the date of exercise (or possibly the date of exercise) of the Warrant and will not include the period during which the U.S. Holder held the Warrant. If a Warrant is allowed to lapse unexercised, a U.S. Holder will generally recognize a capital loss equal to such holder’s tax basis in the Warrant.

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

Possible Constructive Distributions

The terms of each Warrant provide for an adjustment to the number of Class A Ordinary Shares for which the Warrant may be exercised or to the exercise price of the warrant in certain events, as discussed in the section of this annual report captioned “Memorandum and Articles of Association—Warrants—Public Warrants.” An adjustment that has the effect of preventing dilution generally is not taxable. The U.S. Holders of the Warrants would, however, be treated as receiving a constructive distribution from us if, for example, the adjustment increases such U.S. Holders’ proportionate interests in our assets or earnings and profits (e.g. through an increase in the number of Class A Ordinary Shares that would be obtained upon exercise or through a decrease to the exercise price of a Warrant) as a result of a distribution of cash or other property to the holders of Class A Ordinary Shares which is taxable to the U.S. Holders of such Class A Ordinary Shares as described under “—Taxation of Distributions” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. Holders of the warrants received a cash distribution from us equal to the fair market value of such increased interest, and would increase a U.S. Holder’s adjusted tax basis in its Warrants to the extent that such distribution is treated as a dividend.

Passive Foreign Investment Company Status

A non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes if either (i) at least 75% of its gross income in a taxable year is passive income or (ii) at least 50% of its assets in a taxable year (ordinarily determined based on fair market value and averaged quarterly over the year) are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. For purposes of these rules, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation if we own, directly, indirectly or constructively, 25% or more (by value) of its stock.

Based on the current and anticipated value of our assets and the composition of our income and assets, including goodwill and other unbooked intangibles, we do not believe we were a PFIC for our taxable year ended December 31, 2025 and we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, PFIC status is a factual determination that must be made annually at the close of each taxable year on the basis of the composition of our income and assets and our subsidiaries’ income and assets and, thus, is subject to change. Accordingly, there can be no assurance that we or any of our subsidiaries will not be treated as a PFIC for any taxable year.

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

Under these rules:
•the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Class A Ordinary Shares or Warrants, as applicable;
•the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period during the U.S. Holder’s holding period before the first day of our first taxable year in which we were a PFIC, will be taxed as ordinary income;
•the amount allocated to other taxable years (or portions thereof) during the U.S. Holder’s holding period will be subject to` tax at the highest tax rate in effect and applicable to the U.S. Holder for that year, and an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder with respect to the tax attributable to each such other taxable year.

If we are a PFIC and, at any time, have a non-U.S. subsidiary that is classified as a PFIC, a U.S. Holder will generally be deemed to own a portion of the shares of such lower-tier PFIC, and could incur liability for the deferred tax and interest charge described above with respect to distributions made by such lower-tier subsidiary or gains recognized by us on the disposition of all or part of the interests in such lower-tier PFIC or the U.S. Holders otherwise were deemed to have disposed of an interest in the lower-tier PFIC. U.S. Holders should consult their tax advisors regarding the tax issues raised by lower-tier PFICs.

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

The mark-to-market election is available only for “marketable stock,” generally, stock that is regularly traded on a national securities exchange that is registered with the SEC, including Nasdaq (where the Class A Ordinary Shares are listed), or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. We anticipate that the Class A Ordinary Shares should qualify as being regularly traded, but no assurances may be given in this regard. Moreover, a mark-to-market election made with respect to Class A Ordinary Shares would not apply to a U.S. Holder’s indirect interest in any lower tier PFICs in which we own shares. U.S. Holders should consult their tax advisors regarding the availability and tax consequences of a mark-to-market election with respect to the Class A Ordinary Shares in light of their particular circumstances.

We do not intend to provide information necessary for U.S. Holders to make a qualified electing fund election which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year, may be required to file an IRS Form 8621 and such other information as may be prescribed by the U.S. Treasury Department. Failure to comply with applicable reporting requirements will extend the statute of limitations until such required information is furnished to the IRS.

The PFIC rules are complex. U.S. Holders should consult their tax advisors concerning the U.S. federal income tax considerations with respect to holding and disposing of Securities if we were, are, or become a PFIC, including with respect to the ability to make a mark-to-market election and the applicable annual PFIC filing requirements.
F.Dividends and Paying Agents
Not applicable.
G.Statement by Experts
Not applicable.
H.Documents on Display
We are subject to the periodic reporting and other informational requirements of the Exchange Act, and are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year, which is December 31. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers and directors are exempt from the short-swing profit recovery provisions (and principal shareholders are additionally exempt from the reporting provisions) contained in Section 16 of the Exchange Act.
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
Item 11.    Quantitative and Qualitative Disclosures about Market Risk
Interest Rate Risk

Our exposure to interest rate risk primarily relates to decrease in market interest rates as most of our liabilities to credit institutions, amounts due to related parties and convertible notes carry a fixed interest rate. However, due to the tenure of these borrowings, interest payment terms and the instrument features, we are not exposed to material interest rate risk arising therefrom and interest income generated by excess cash, which is mostly held in interest-bearing bank deposits, bank notes, and wealth management products. Due to the short-term nature of our borrowings and investments, we have not been exposed to material risks due to changes in market interest rates.

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

As of December 31, 2025, we had RMB-denominated cash and cash equivalents, restricted cash and short-term investments of RMB548.3 million, and U.S. dollar-denominated cash and cash equivalents, restricted cash and short-term investments of US$34.4 million. Assuming we had converted RMB548.3 million into U.S. dollars at the exchange rate of RMB6.9801 for US$1.00 as of December 31, 2025, our U.S. dollar cash balance would have been US$112.9 million. If the RMB had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$105.8 million instead. Assuming we had converted US$34.4 million into RMB at the exchange rate of RMB6.9801 for US$1.00 as of December 31, 2025, our RMB cash balance would have been RMB788.2 million. If the RMB had depreciated by 10% against the U.S. dollar, our RMB cash balance would have been RMB812.2 million instead.

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
Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds.
None.

Item 15.    Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e)) under the Exchange Act. These are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can only provide reasonable assurance of achieving the desired control objectives. Our management, with the participation of our chief executive officer and chief financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2025.

Based upon that evaluation, our management has concluded that, as of December 31, 2025, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.
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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management including our chief executive officer and chief financial officer assessed the effectiveness of internal control over financial reporting as of December 31, 2025 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2025.

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
Attestation Report of the Registered Public Accounting Firm
This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. As a company with less than US$1.235 billion in revenues for fiscal year of 2025 and based on our review of other applicable criteria, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.
Changes in Internal Control over Financial Reporting
For Hubei Dongjun and HF Tech Europe AB which had been acquired in 2024 and were subsequently included in the scope of our internal control over financial reporting in 2025, we conducted a thorough assessment of its financial reporting processes. As of December 31, 2025, management has determined that our internal control over financial reporting for Hubei Dongjun and HF Tech Europe AB was effective.
Other than the addition of Hubei Dongjun and HF Tech Europe AB, there were no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. However, we remain steadfast in our commitment to continuous improvement, and we remain vigilant and proactive in identifying opportunities to further refine and optimize our internal control systems. This ongoing process of enhancement ensures that our internal control not only meets current regulatory requirements but also adapts to evolving business conditions and industry good practices, thereby providing robust support for the accuracy of our financial reporting and operational efficiency.
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

	For the Year Ended December 31,
	2024	2025

	(in thousands of US$)
Audit fees(1)	1,550	2,055
Audit-related fees(2)	—	—
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
Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers
In December 2024, our board of directors authorized a share repurchase program under which we may repurchase up to US$20,000,000 of our Ordinary Shares until the close of business on September 30, 2025, U.S. Eastern Time. The program was subsequently extended up to March 31, 2026 with an increased aggregate repurchase limit of US$40,000,000. The table below is a summary of the shares repurchased by us under this share repurchase program during the year ended December 31, 2025. All shares were repurchased in the open market.

Period	Total Number of Ordinary Shares Purchased	Average Price Paid Per Ordinary Share	Total Number of Ordinary Shares Purchased as Part of the Publicly Announced Plan	Approximate Dollar Value of Ordinary Shares that May Yet Be Purchased
January 2025	1,400,075	$2.08	1,903,075	$36,077,108
March 2025	2,054,972	$2.61	3,958,047	$30,715,312
April 2025	15,660,239	$1.08	19,618,286	$13,831,469
May 2025	1,782,465	$1.69	21,400,751	$10,811,138
Total	20,897,751	US$1.35	21,400,751	$10,811,138

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
Item 18.    Financial Statements
The consolidated financial statements of ECARX Holdings Inc. and its subsidiaries are included at the end of this annual report.

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
2.8
Indenture, dated October 30, 2025, by and between ECARX Holdings Inc. and U.S. Bank, National Association (incorporated by reference to Exhibit 4.1 to the current report on Form 6-K (File No. 001-41576) furnished to the Securities and Exchange Commission on October 30, 2025)

2.9
First Supplemental Indenture, dated October 30, 2025, by and between ECARX Holdings Inc. and U.S. Bank, National Association (incorporated by reference to Exhibit 4.2 to the current report on Form 6-K (File No. 001-41576) furnished to the Securities and Exchange Commission on October 30, 2025)

4.1
Agreement and Plan of Merger, dated as of May 26, 2022, by and among COVA Acquisition Corp., ECARX Holdings Inc., Ecarx Temp Limited, and Ecarx&Co Limited (incorporated by reference to Exhibit 2.1 to the Registration Statement Form F-4 (File No. 333-267813) filed with the Securities and Exchange Commission on November 14, 2022)

4.2
Investment Management Trust Agreement, dated February 4, 2021, by and between Continental Stock & Trust Company and COVA Acquisition Corp. (incorporated by reference to Exhibit 10.1 to the Registration Statement Form F-4 (File No. 333-267813) filed with the Securities and Exchange Commission on November 14, 2022)

4.3
Administrative Services Agreement, dated February 4, 2021 by and between COVA Acquisition Sponsor LLC and COVA Acquisition Corp. (incorporated by reference to Exhibit 10.2 to the Registration Statement Form F-4 (File No. 333-267813) filed with the Securities and Exchange Commission on November 14, 2022)

4.4
Letter Agreement, dated February 4, 2021, among COVA Acquisition Sponsor LLC, COVA Acquisition Corp. and officers and directors of COVA Acquisition Corp. (incorporated by reference to Exhibit 10.3 to the Registration Statement Form F-4 (File No. 333-267813) filed with the Securities and Exchange Commission on November 14, 2022)

4.5
Private Placement Warrants Purchase Agreement , dated February 4, 2021,between COVA Acquisition Corp. and COVA Acquisition Sponsor LLC. (incorporated by reference to Exhibit 10.4 to the Registration Statement Form F-4 (File No. 333-267813) filed with the Securities and Exchange Commission on November 14, 2022)

4.6
Promissory Note between COVA Acquisition Corp. and COVA Acquisition Sponsor LLC, dated May 26, 2022 (incorporated by reference to Exhibit 10.5 to the Registration Statement Form F-4 (File No. 333-267813) filed with the Securities and Exchange Commission on November 14, 2022)

4.7
Strategic Investment Agreement, dated May 26, 2022 by and between ECARX Holdings Inc. and Luminar Technologies, Inc. (incorporated by reference to Exhibit 10.6 to the Registration Statement Form F-4 (File No. 333-267813) filed with the Securities and Exchange Commission on November 14, 2022)

4.8
Strategic Investment Agreement, dated May 26, 2022 by and between ECARX Holdings Inc. and Geely Investment Holding Ltd. (incorporated by reference to Exhibit 10.7 to the Registration Statement Form F-4 (File No. 333-267813) filed with the Securities and Exchange Commission on November 14, 2022)

4.9
Sponsor Support Agreement and Deed, dated May 26, 2022 by and among ECARX Holdings Inc., COVA Acquisition Corp., COVA Acquisition Sponsor LLC and other parties named therein (incorporated by reference to Exhibit 10.8 to the Registration Statement Form F-4 (File No. 333-267813) filed with the Securities and Exchange Commission on November 14, 2022)

4.10
ECARX Shareholder Support Agreement and Deed, dated May 26, 2022, by and among ECARX Holdings Inc., COVA Acquisition Corp., and other parties named therein (incorporated by reference to Exhibit 10.9 to the Registration Statement Form F-4 (File No. 333-267813) filed with the Securities and Exchange Commission on November 14, 2022)

4.11†
ECARX Holdings Inc. 2019 Equity Incentive Plan (incorporated by reference to Exhibit 10.10 to the Registration Statement Form F-4 (File No. 333-267813) filed with the Securities and Exchange Commission on November 14, 2022)

4.12†
ECARX Holdings Inc. 2021 Option Incentive Plan (incorporated by reference to Exhibit 10.11 to the Registration Statement Form F-4 (File No. 333-267813) filed with the Securities and Exchange Commission on November 14, 2022)

4.13†
ECARX Holdings Inc. 2022 Share Incentive Plan (incorporated by reference to Exhibit 10.2 to the Registration Statement Form S-8 (File No. 333-269756) filed with the Securities and Exchange Commission on February 14, 2022)

4.14
Form of Indemnification Agreement between ECARX Holdings Inc. and its directors and executive officers (incorporated by reference to Exhibit 10.12 to the Registration Statement Form F-4 (File No. 333-267813) filed with the Securities and Exchange Commission on November 14, 2022)

4.15#
English Translation of Working Capital Loan Contract, dated April 22, 2021, by and between Industrial Bank Co., Ltd. Wuhan Branch and Hubei ECARX Technology Co., Ltd. (incorporated by reference to Exhibit 10.13 to the Registration Statement Form F-4 (File No. 333-267813) filed with the Securities and Exchange Commission on November 14, 2022)

4.16#
English Translation of Credit Facility Agreement, dated July 7, 2020, by and between China Merchants Bank Co., Ltd., Wuhan Branch and Hubei ECARX Technology Co., Ltd. (incorporated by reference to Exhibit 10.14 to the Registration Statement Form F-4 (File No. 333-267813) filed with the Securities and Exchange Commission on November 14, 2022)

4.17#
English Translation of Credit Facility Agreement, dated February 1, 2021, by and between China Merchants Bank Co., Ltd., Wuhan Branch and Hubei ECARX Technology Co., Ltd. (incorporated by reference to Exhibit 10.15 to the Registration Statement Form F-4 (File No. 333-267813) filed with the Securities and Exchange Commission on November 14, 2022)

4.18#
English Translation of Termination Agreement of Current Control Documents dated April 8, 2022, by and between ECARX (Wuhan) Technology Co., Ltd. and Hubei ECARX Technology Co., Ltd. (incorporated by reference to Exhibit 10.16 to the Registration Statement Form F-4 (File No. 333-267813) filed with the Securities and Exchange Commission on November 14, 2022)

4.19#
English Translation of Restructuring Framework Agreement, dated April 8, 2022, by and between ECARX (Hubei) Tech Co., Ltd. and Hubei ECARX Technology Co., Ltd. (incorporated by reference to Exhibit 10.17 to the Registration Statement Form F-4 (File No. 333-267813) filed with the Securities and Exchange Commission on November 14, 2022)

4.20
English Translation of Supplemental Agreement to the Restructuring Framework Agreement, dated May 13, 2022, by and between ECARX (Hubei) Tech Co., Ltd. and Hubei ECARX Technology Co., Ltd. (incorporated by reference to Exhibit 10.18 to the Registration Statement Form F-4 (File No. 333-267813) filed with the Securities and Exchange Commission on November 14, 2022)

4.21#
Master Commercialization Agreement, dated September 14, 2021, by and between Hubei ECARX Technology Co., Ltd. (referred to as ECARX (Hubei) Technology Co., Ltd.) and HaleyTek AB (previously known as Volvo Car Services 10 AB) (incorporated by reference to Exhibit 10.19 to the Registration Statement Form F-4 (File No. 333-267813) filed with the Securities and Exchange Commission on November 14, 2022)

4.22
Transfer Agreement of Rights and Obligations, dated March 1, 2022, by and among Hubei ECARX Technology Co., Ltd, HaleyTek AB (previously known as Volvo Car Services 10 AB) and ECARX (Hubei) Tech Co., Ltd. (incorporated by reference to Exhibit 10.20 to the Registration Statement Form F-4 (File No. 333-267813) filed with the Securities and Exchange Commission on November 14, 2022)

4.23#
English Translation of Working Capital Loan Contract, dated June 28, 2022, by and between Industrial Bank Co., Ltd. Wuhan Branch and ECARX (Hubei) Tech Co., Ltd., as amended on June 29, 2022. (incorporated by reference to Exhibit 10.21 to the Registration Statement Form F-4 (File No. 333-267813) filed with the Securities and Exchange Commission on November 14, 2022)

4.24#
Convertible Note Purchase Agreement, dated May 9, 2022, by and between ECARX Holdings Inc. and Lotus Technology Inc. (incorporated by reference to Exhibit 10.22 to the Registration Statement Form F-4 (File No. 333-267813) filed with the Securities and Exchange Commission on November 14, 2022)

4.25
Convertible Note Purchase Agreement, dated October 25, 2022, by and among ECARX Holdings Inc., SPDB International (Hong Kong) Limited and CNCB (Hong Kong) Investment Limited (incorporated by reference to Exhibit 10.23 to the Registration Statement Form F-4 (File No. 333-267813) filed with the Securities and Exchange Commission on November 14, 2022)

4.26
Sale and Purchase Agreement, dated December 31, 2022, by and between Volvo Car Corporation and ECARX Technology Limited (incorporated by reference to Exhibit 4.26 to the annual report on Form 20-F (File No. 001-41576) filed with the Securities and Exchange Commission on April 24, 2023)

4.27
Capital Contribution Agreement, dated June 30, 2023, by and between JICA Intelligent Robotics Co., Ltd., ECARX (Hubei) Tech Co., Ltd. and Geely Automotive Group Co., Ltd. (incorporated by reference to Exhibit 10.26 to the Post-effective Amendment No.1 to Registration Statement Form F-1 (File No. 333-271861) filed with the Securities and Exchange Commission on October 2, 2023)

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

4.33*	Securities Purchase Agreement, dated October 30, 2025, by and between ECARX Holdings and ATW Mobility SPV LLC

4.34
Convertible Loan Agreement, dated December 4, 2025, by and among ECARX Holdings, ECARX (Hubei) Tech Co., Ltd., DREAMSMART TECHNOLOGY PTE. LTD. and Hubei DreamSmart Group Co., Ltd. (incorporated by reference to Exhibit 10.1 to the current report on Form 6-K (File No. 001-41576) furnished to the Securities and Exchange Commission on December 4, 2025)

4.35
Convertible Note Purchase Agreement, dated November 3, 2025, by and between ECARX Holdings and SPDB International (Hong Kong) Limited (incorporated by reference to Exhibit 10.1 to the current report on Form 6-K (File No. 001-41576) furnished to the Securities and Exchange Commission on November 3, 2025)

4.36
Subscription Agreement, dated December 23, 2025, by and between ECARX Holdings and Lotus Technology Inc. (incorporated by reference to Exhibit 10.1 to the current report on Form 6-K (File No. 001-41576) furnished to the Securities and Exchange Commission on December 29, 2025)

4.37
Subscription Agreement, dated January 8, 2026, by and between ECARX Holdings and Geely Investment Holding Ltd. (incorporated by reference to Exhibit 10.1 to the current report on Form 6-K (File No. 001-41576) furnished to the Securities and Exchange Commission on January 12, 2026)

8.1*	List of subsidiaries of ECARX Holdings Inc.
11.1
Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 11.1 to the annual report on Form 20-F (File No. 001-41576) filed with the Securities and Exchange Commission on April 24, 2023)

11.2
Amended and Restated Statement of Policies Governing Material, Non-Public Information and the Prevention of Insider Trading of the Registrant (incorporated by reference to Exhibit 11.2 to the annual report on Form 20-F (File No. 001-41576) filed with the Securities and Exchange Commission on March 26, 2025)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Maples and Calder (Hong Kong) LLP
15.2*	Consent of Han Kun Law Offices
15.3*	Consent of KPMG Huazhen LLP
97.1	Clawback Policy of the Registrant (incorporated by reference to Exhibit 97.1 to the annual report on Form 20-F (File No. 001-41576) filed with the Securities and Exchange Commission on March 26, 2025)
101.INS*	Inline XBRL Instance Document - this instance document does not appear on the Interactive Data
101.SCH*	Inline XBRL Taxonomy Extension Scheme Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)
___________________________
*    Filed with this annual report.
**    Furnished with this annual report.
#    Certain portions of this exhibit have been redacted or omitted.
†    Indicates a management contract or compensatory plan.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ECARX Holdings Inc.

By:	/s/ Ziyu Shen
	Name:	Ziyu Shen
	Title:	Chief Executive Officer
Date: March 30, 2026

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
ECARX Holdings Inc.:

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of ECARX Holdings Inc. and subsidiaries (the Company) as of December 31, 2024 and 2025, the related consolidated statements of comprehensive loss, changes in shareholders’ deficit, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2025, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Change in Reporting Currency

As described in Note 2(c) to the consolidated financial statements, the Company has elected to change its reporting currency from Chinese Renminbi to United States Dollars on January 1, 2025.

Going Concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2(a) to the consolidated financial statements, the Company has incurred recurring losses and had net cash used in operating activities and net current liabilities that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2(a). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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
Shanghai, China
March 30, 2026

ECARX HOLDINGS INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

		As of December 31,
	Note	2024*	2025
		US$	US$
ASSETS
Current assets
Cash	4	44,250	87,118
Restricted cash	4	5,914	6,138
Short-term investments		17,882	31,158
Accounts receivable – third parties, net	5	30,057	14,806
Accounts receivable – related parties, net	5, 28	187,330	185,536
Notes receivable	6	2,291	5,958
Inventories	7	31,865	62,341
Amounts due from related parties, net	28	5,007	53,737
Prepayments and other current assets, net	8	61,531	36,383
Total current assets		386,127	483,175
Non-current assets
Long-term investments, net	9	2,164	61,503
Property and equipment, net	10	21,855	26,705
Intangible assets, net	11	42,204	40,381
Operating lease right-of-use assets	17	18,206	16,770
Goodwill	3.b	3,504	3,686
Other non-current assets – third parties	18	3,880	30,189
Other non-current assets – related parties	28	36,403	—
Total non-current assets		128,216	179,234
Total assets		514,343	662,409
___________________________
* Restated (refer to Note 2(c))
The accompanying notes are an integral part of these consolidated financial statements.

ECARX HOLDINGS INC.
CONSOLIDATED BALANCE SHEETS (CONTINUED)
(In thousands, except share and per share data)

		As of December 31,
	Note	2024*	2025
		US$	US$
LIABILITIES
Current liabilities
Short-term borrowings	12	185,243	310,659
Accounts payable – third parties		220,308	192,756
Accounts payable – related parties	28	69,967	104,483
Notes payable		19,344	19,311
Amounts due to related parties	28	24,071	54,648
Contract liabilities, current – third parties	13	876	123
Contract liabilities, current – related parties	13	20,493	7,325
Operating lease liabilities, current	17	5,611	4,983
Convertible notes payable, current	16	64,473	38,819
Accrued expenses and other current liabilities	15	85,477	88,875
Income tax payable		2,787	1,022
Total current liabilities		698,650	823,004
Non-current liabilities
Long term borrowings	12	—	5,587
Contract liabilities, non-current – third parties	13	3	—
Contract liabilities, non-current – related parties	13	5,084	10
Convertible notes payable, non-current	16	—	60,283
Operating lease liabilities, non-current	17	16,696	15,696
Warrant liabilities, non-current	14	1,201	1,125
Provisions	15	14,993	17,804
Other non-current liabilities – third parties	22	13,349	20,675
Deferred tax liabilities	23	2,070	1,700
Total non-current liabilities		53,396	122,880
Total liabilities		752,046	945,884
Commitments and contingencies	27
___________________________
* Restated (refer to Note 2(c))
The accompanying notes are an integral part of these consolidated financial statements.

ECARX HOLDINGS INC.
CONSOLIDATED BALANCE SHEETS (CONTINUED)
(In thousands, except share and per share data)

		As of December 31,
	Note	2024*	2025
		US$	US$
SHAREHOLDERS’ DEFICIT
Class A Ordinary Shares (US$0.000005 par value, 8,000,000,000 shares authorized as of December 31, 2024 and 2025; 296,169,110 shares and 336,406,528 shares issued as of December 31, 2024 and 2025, respectively, 291,166,110 shares and 310,505,777 shares outstanding as of December 31, 2024 and 2025, respectively)	19	2	2
Class B Ordinary Shares (US$0.000005 par value, 1,000,000,000 shares authorized as of December 31, 2024 and 2025; 48,960,916 and 45,960,916 shares issued and outstanding as of December 31, 2024 and 2025, respectively)	19	—	—
Treasury shares (5,003,000 and 25,900,751 shares held as of December 31, 2024 and 2025, respectively)	19	(1,019)	(30,004)
Additional paid-in capital		895,010	958,052
Accumulated deficit		(1,124,452)	(1,190,495)
Accumulated other comprehensive loss		(9,209)	(20,219)
Total deficit attributable to ordinary shareholders of ECARX Holdings Inc.		(239,668)	(282,664)
Noncontrolling interests		1,965	(811)
Total shareholders’ deficit		(237,703)	(283,475)
Liabilities and shareholders’ deficit		514,343	662,409
___________________________
* Restated (refer to Note 2(c))
The accompanying notes are an integral part of these consolidated financial statements.

ECARX HOLDINGS INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(In thousands, except share and per share data)

		Year ended December 31,
	Note	2023*	2024*	2025
		US$	US$	US$
Revenues	21
Sales of goods revenues (including related parties amounts of US$383,228, US$531,994 and US$622,115 for the years ended December 31, 2023, 2024 and 2025, respectively)		467,403	611,245	703,093
Software license revenues (including related parties amounts of US$41,389, US$34,332 and US$27,555 for the years ended December 31, 2023, 2024 and 2025, respectively)		62,796	42,455	29,698
Service revenues (including related parties amounts of US$127,693, US$116,660 and US$108,120 for the years ended December 31, 2023, 2024 and 2025, respectively)		132,027	117,830	115,067
Total revenues		662,226	771,530	847,858
Cost of goods sold (including related parties amounts of US$61,367, US$104,692 and US$243,623 for the years ended December 31, 2023, 2024 and 2025, respectively)		(385,929)	(537,620)	(610,285)
Cost of software licenses (including related parties amounts of US$3,160, US$15,910 and US$22,117 for the years ended December 31, 2023, 2024 and 2025, respectively)		(16,978)	(17,783)	(17,193)
Cost of services (including related parties amounts of US$12,636, US$2,480 and US$875 for the years ended December 31, 2023, 2024 and 2025, respectively)		(80,701)	(56,028)	(59,118)
Total cost of revenues		(483,608)	(611,431)	(686,596)
Gross profit		178,618	160,099	161,262
Research and development expenses (including related parties amounts of US$4,894, US$15,979 and US$10,068 for the years ended December 31, 2023, 2024 and 2025, respectively)		(177,679)	(174,864)	(123,337)
Selling, general and administrative expenses (including related parties amounts of US$2,482, US$1,233 and US$837 for the years ended December 31, 2023, 2024 and 2025, respectively)		(131,717)	(108,195)	(93,841)
Other income - related parties	28	1,009	—	—
Others, net		(247)	64	1,143
Total operating expenses		(308,634)	(282,995)	(216,035)
Loss from operations		(130,016)	(122,896)	(54,773)
Interest income (including related parties amounts of US$2,252, US$1,623 and US$2,278 for the years ended December 31, 2023, 2024 and 2025, respectively)		4,313	3,078	3,710
Interest expenses (including related parties amounts of US$1,717, US$2,165 and US$1,818 for the years ended December 31, 2023, 2024 and 2025, respectively)		(11,239)	(18,568)	(23,772)
(Loss) gain from equity method investments, net		(6,142)	5,611	1,236
Other non-operating (expenses) income, net	22	(1,340)	(4,766)	5,904
Loss before income taxes		(144,424)	(137,541)	(67,695)
Income tax benefit (expense)	23	525	(210)	(1,244)
Net loss		(143,899)	(137,751)	(68,939)
Net loss attributable to noncontrolling interests		10,584	7,986	2,896
Net loss available to ECARX Holdings Inc. ordinary shareholders		(133,315)	(129,765)	(66,043)
Loss per ordinary share
— Basic and diluted loss per share, ordinary shares	24	(0.40)	(0.39)	(0.20)
Weighted average number of ordinary shares used in computing loss per ordinary share
— Weighted average number of ordinary shares	24	337,407,225	336,641,846	338,659,826
Net loss		(143,899)	(137,751)	(68,939)
Other comprehensive income (loss):
Fair value change of available-for-sale debt investment, net of nil income taxes	9	—	—	(143)
Foreign currency translation adjustments, net of nil income taxes		6,505	3,849	(10,747)
Comprehensive loss		(137,394)	(133,902)	(79,829)
Comprehensive loss attributable to noncontrolling interests		11,264	8,208	2,776
Comprehensive loss attributable to ordinary shareholders		(126,130)	(125,694)	(77,053)
___________________________
* Restated (refer to Note 2(c))

The accompanying notes are an integral part of these consolidated financial statements.

ECARX HOLDINGS INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT
(In thousands, except share and per share data)

	Class A Ordinary Shares		Class B Ordinary Shares		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive loss	Total deficit attributable to ordinary shareholders of the Company	Non-redeemable noncontrolling interests	Total shareholders’ deficit
	Number of Shares	Amount	Number of shares	Amount
		US$		US$	US$	US$	US$	US$	US$	US$
Balance as of December 31, 2022¹	288,434,474	2	48,960,916	—	853,365	(861,372)	(20,465)	(28,470)	23,476	(4,994)
Net loss	—	—	—	—	—	(133,315)	—	(133,315)	(10,584)	(143,899)
Share-based compensation (Note 20)	—	—	—	—	24,866	—	—	24,866	—	24,866
Combination of a subsidiary under common control (Note 3.a)	—	—	—	—	409	—	—	409	—	409
Issuance of Class A ordinary shares under 2022 Share Incentive Plan (Note 19)	554,575	— *	—	—	— *	—	—	— *	—	— *
Foreign currency translation adjustment, net of nil income taxes	—	—	—	—	—	—	7,185	7,185	(680)	6,505
Balance as of December 31, 2023¹	288,989,049	2	48,960,916	—	878,640	(994,687)	(13,280)	(129,325)	12,212	(117,113)
___________________________
1 Restated (refer to Note 2(c))
* Amounts less than US$0.5

The accompanying notes are an integral part of these consolidated financial statements.

ECARX HOLDINGS INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT (CONTINUED)
(In thousands, except share and per share data)

	Class A Ordinary Shares			Class B Ordinary Shares		Treasury Shares		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive loss	Total deficit attributable to ordinary shareholders of the Company	Noncontrolling interests	Total shareholders’ deficit
	Number of shares	Amount		Number of shares	Amount	Number of shares	Amount
		US$			US$		US$	US$	US$	US$	US$	US$	US$
Balance as of December 31, 2023[1]	288,989,049	2		48,960,916	—	—	—	878,640	(994,687)	(13,280)	(129,325)	12,212	(117,113)
Net loss	—	—		—	—	—	—	—	(129,765)	—	(129,765)	(7,986)	(137,751)
Share-based compensation (Note 20)	—	—		—	—	—	—	18,515	—	—	18,515	—	18,515
Combination of a subsidiary under common control (Note 3.a)	—	—		—	—	—	—	(1,948)	—	—	(1,948)	—	(1,948)
Acquisition of Suzhou Photon-Matrix (Note 3.c)	—	—		—	—	—	—	—	—	—	—	(2,002)	(2,002)
Acquisition of noncontrolling interests (Note 3.c)	—	—		—	—	—	—	(295)	—	—	(295)	(37)	(332)
Issuance of Class A ordinary shares under 2022 Share Incentive Plan (Note 19)	7,180,061	—	*	—	—	—	—	98	—	—	98	—	98
Repurchase of ordinary shares (Note 19)	(5,003,000)	—	*	—	—	5,003,000	(1,019)	—	—	—	(1,019)	—	(1,019)
Foreign currency translation adjustment, net of nil income taxes	—	—		—	—	—	—	—	—	4,071	4,071	(222)	3,849
Balance as of December 31, 2024[1]	291,166,110	2		48,960,916	—	5,003,000	(1,019)	895,010	(1,124,452)	(9,209)	(239,668)	1,965	(237,703)
___________________________
1 Restated (refer to Note 2(c))
* Amounts less than US$0.5

The accompanying notes are an integral part of these consolidated financial statements.

ECARX HOLDINGS INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT (CONTINUED)
(In thousands, except share and per share data)

	Class A Ordinary Shares			Class B Ordinary Shares		Treasury Shares		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive loss	Total deficit attributable to ordinary shareholders of the Company	Noncontrolling interests	Total shareholders’ deficit
	Number of shares	Amount		Number of shares	Amount	Number of shares	Amount
		US$			US$		US$	US$	US$	US$	US$	US$	US$
Balance as of December 31, 2024[1]	291,166,110	2		48,960,916	—	5,003,000	(1,019)	895,010	(1,124,452)	(9,209)	(239,668)	1,965	(237,703)
Net loss	—	—		—	—	—	—	—	(66,043)	—	(66,043)	(2,896)	(68,939)
Share-based compensation (Note 20)	—	—		—	—	—	—	13,341	—	—	13,341	—	13,341
Issuance of Class A ordinary shares under 2022 Share Incentive Plan (Note 19)	8,130,272	—	*	—	—	—	—	332	—	—	332	—	332
Issuance of Class A ordinary shares upon follow-on public offering (Note 19)	25,000,000	—	*	—	—	—	—	42,578	—	—	42,578	—	42,578
Re-designated ordinary shares from class B to Class A (Note 19)	3,000,000	—	*	(3,000,000)	— *	—	—	—	—	—	—	—	—
Repurchase of ordinary shares (Note 19)	(20,897,751)	—	*	—	—	20,897,751	(28,985)	—	—	—	(28,985)	—	(28,985)
Issuance of Class A ordinary shares for convertible notes conversion (Note 19)	4,107,146	—	*	—	—	—	—	7,664	—	—	7,664	—	7,664
Waiver of loan receivables from a related party under common control (Note 28)	—	—		—	—	—	—	(873)	—	—	(873)	—	(873)
Fair value change of available-for-sale debt investment (Note 9)	—	—		—	—	—	—	—	—	(143)	(143)	—	(143)
Foreign currency translation adjustment, net of nil income taxes	—	—		—	—	—	—	—	—	(10,867)	(10,867)	120	(10,747)
Balance as of December 31, 2025	310,505,777	2		45,960,916	—	25,900,751	(30,004)	958,052	(1,190,495)	(20,219)	(282,664)	(811)	(283,475)
___________________________
1 Restated (refer to Note 2(c))
* Amounts less than US$0.5
The accompanying notes are an integral part of these consolidated financial statements.

ECARX HOLDINGS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands, except share and per share data)

	Year ended December 31,
	2023*	2024*	2025
	US$	US$	US$
Operating activities:
Net loss	(143,899)	(137,751)	(68,939)
Adjustments to reconcile net loss to net cash used in operating activities:
Allowance for credit losses	1,063	1,814	(1,208)
Reversal of provision for prepayments and other current assets	(185)	—	—
Write-down of inventories	1,502	925	1,340
Share-based compensation	24,866	19,056	13,341
Depreciation and amortization	12,110	20,570	19,871
Reduction of carrying amount of right-of-use assets	5,482	5,835	4,522
Loss (gain) from equity method investments	6,142	(5,611)	(1,236)
Change in fair value of equity securities	3,208	6,114	221
Accretion of interest expenses	409	289	4,413
Change in fair value of warrant liabilities	(1,675)	477	(76)
Change in fair value of derivative financial assets	—	—	(175)
Change in fair value of derivative financial liabilities	—	—	(214)
Loss/(gain) on disposal of property and equipment, and intangible assets	247	(64)	437
Net unrealized foreign exchange losses/(gains)	5,671	3,373	(3,329)
Impairment of property and equipment and intangible assets	1,445	234	3,410
Deferred income tax benefit	(16)	(2,531)	(450)
Noncash interest income	—	—	(838)
Changes in operating assets and liabilities, net of effects of consolidation / deconsolidation of subsidiaries:
Accounts receivable - third parties, net	20,673	14,124	15,074
Accounts receivable - related parties, net	(101,048)	32,068	(1,872)
Notes receivable	11,275	5,985	(3,667)
Inventories	2,384	(9,257)	(31,935)
Amounts due from related parties	5,713	(1,826)	(30,819)
Prepayments and other current assets and other non-current assets	441	22,404	(18,532)
Accounts payable - third parties	46,180	(39,339)	(27,552)
Accounts payable - related parties	1,833	27,056	41,899
Notes payable	(23,015)	17,945	(33)
Contract liabilities - third parties	(605)	680	(756)
Contract liabilities - related parties	(38,906)	(22,317)	(18,242)
Amounts due to related parties	(1,174)	(1,397)	20,396
Accrued expenses and other current liabilities and income tax payable	(17,830)	(17,244)	(8,431)
Operating lease liabilities	(3,040)	(4,208)	(4,714)
Provisions	8,309	2,616	2,811
Distributions from equity method investees, return on investment	—	—	892
Net cash used in operating activities	(172,440)	(59,980)	(94,391)
___________________________
* Restated (refer to Note 2(c))
The accompanying notes are an integral part of these consolidated financial statements.

ECARX HOLDINGS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
(In thousands, except share and per share data)

	Year ended December 31,
	2023*	2024*	2025
	US$	US$	US$
Investing activities:
Cash paid for acquisition of short-term investments	(22,469)	(40,936)	(38,192)
Proceeds from redemption of short-term investments	3,355	42,934	25,754
Loans and advances to related parties	(29,433)	(1,488)	(11,371)
Cash collection of loans to related parties and advances to related parties	29,388	2,439	5,832
Cash paid for acquisition of equity method investments	—	(7,451)	—
Proceeds from sale of equity method investments	—	19,899	334
Payments for acquisition of Hubei Dongjun, net of cash acquired	—	(1,565)	—
Payments for acquisition of Suzhou Photon-matrix, net of cash acquired	—	(6,266)	—
Cash received from partial sale of equity interest in SiEngine	—	—	17,947
Proceeds from sale of Zenseact	115,000	—	—
Payments for available-for-sale debt investments	—	—	(42,979)
Payments for equity securities	—	—	(17,000)
Purchase of property and equipment, and intangible assets	(8,881)	(15,907)	(12,168)
Proceeds from disposal of property and equipment, and intangible assets	305	220	1,008
Distributions from equity method investees in excess of cumulative earnings	—	—	353
Net cash (used in) provided by investing activities	87,265	(8,121)	(70,482)
Financing activities:
Proceeds from short-term borrowings	208,792	222,432	328,550
Repayment of short-term borrowings	(163,237)	(201,554)	(216,645)
Proceeds from long-term borrowings	—	—	5,475
Borrowings from related parties	44,458	83,381	188,495
Repayments of borrowings from related parties	(44,458)	(62,360)	(153,972)
Acquisition of an entity under common control	—	(1,915)	—
Cash payment not soon after purchase of intangible assets	—	(7,270)	(7,383)
Cash paid to acquire noncontrolling interests	—	(332)	—
Cash payment not soon after a business acquisition of Hubei Dongjun	—	—	(1,614)
Proceeds from employee stock option exercises	—	—	256
Proceeds from issuance of ordinary shares	—	—	43,200
Cash paid for follow-on public offering cost	—	—	(622)
Cash paid for repurchase of ordinary shares	—	(3,000)	(28,985)
Proceeds from issuance of convertible notes	—	—	108,500
Payment for issuance costs of convertible notes	(500)	—	(2,325)
Repayments of convertible notes	—	—	(65,000)
Cash paid for costs of the Merger	(11,289)	—	(1,000)
Proceeds from conditional government grants	6,853	6,973	6,933
Net cash provided by financing activities	40,619	36,355	203,863
Effect of foreign currency exchange rate changes on cash and restricted cash	(2,030)	(2,183)	4,102
Net decrease in cash and restricted cash	(46,586)	(33,929)	43,092
Cash and restricted cash at the beginning of the year	130,679	84,093	50,164
Cash and restricted cash at the end of the year	84,093	50,164	93,256

ECARX HOLDINGS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
(In thousands, except share and per share data)

	Year ended December 31,
	2023*	2024*	2025
	US$	US$	US$
Reconciliation of cash and restricted cash:
Cash	80,283	44,250	87,118
Restricted cash	3,810	5,914	6,138
Total cash and restricted cash	84,093	50,164	93,256
Supplemental information:
Income tax paid	280	1,775	3,218
Interest paid	9,013	15,554	23,276
Non-cash investing and financing activities:
Payable for purchase of property and equipment, and intangible assets	17,920	18,485	23,917
Receivables from partial sale of equity interest in SiEngine	—	17,947	—
Receivables from shares issued upon exercise of options	—	98	174
Transfer of notes receivable as part of consideration to purchase intangible assets	7,022	—	—
Payable for issuance cost of convertible notes payable	—	—	2,210
Issuance of ordinary shares through conversion of convertible notes	—	—	7,664
Waiver of loan receivables from a related party under common control	—	—	873
Debt assignment and offset with related parties	—	—	29,415
___________________________
* Restated (refer to Note 2(c))
The accompanying notes are an integral part of these consolidated financial statements.

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
1.    Description of business and organization
(a)     Description of business
ECARX Holdings Inc. (“ECARX” or the “Company’) was incorporated as an exempted company with limited liability in the Cayman Islands on November 12, 2019. The Company along with its subsidiaries is collectively referred to as “the Group”. The terms “we,” “our,” and “us” refer to the Group, unless the context indicates otherwise. We are a global mobility-tech company partnering with original equipment manufacturers (“OEM”s) to reshape the automotive landscape as the industry transitions to an electrified and physical Artificial Intelligence (“AI”) future. As OEMs develop new vehicle platforms from the ground up, we are developing a full-stack solution - central computer, system on a chip (“SoC”) and software to help continuously improve the in-car user experience. Our products continue to shape the interaction between people and vehicles by rapidly advancing the technology at the heart of smart mobility. We are engaged in the sales of SoC core modules, automotive computing platform products, software stacks as well as the provision of research and development services.
(b)    Merger
On December 20, 2022 (the “Closing Date”), the Company consummated its merger (“Merger”) with COVA Acquisition Corp. (“COVA”) pursuant to a merger agreement dated May 26, 2022. The ordinary shares of the Company and Public Warrants are listed on the Nasdaq Stock Market LLC, or “Nasdaq”, under the trading symbols “ECX” and “ECXWW”, respectively, on December 21, 2022.
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
The Company has incurred losses since its inception. As of December 31, 2025, the Company had an accumulated deficit of US$1,190,495 and its consolidated current liabilities exceeded current assets in the amount of US$339,829. In addition, the Company recorded net cash used in operating activities in the amount of US$94,391 for the year ended December 31, 2025. The Company will require additional liquidity to continue its operations over the next 12 months.

Historically, the Company had relied principally on proceeds from the issuance of redeemable convertible preferred shares, convertible notes, and bank and related party borrowings to finance its operations and business expansion. The Company has evaluated plans to continue as a going concern which include, but are not limited to, (i) reducing discretionary capital and operating expenses; (ii) obtaining additional facilities from banks and renewal of existing bank borrowings; (iii) issuance of new equity and convertible debt securities; (iv) obtaining extended financial support from controlling shareholder and related parties; and (v) accelerating pace of collections of amounts due from related and third parties to optimize operational efficiency. Subsequent to December 31, 2025, the Company has secured a new equity issuance of Class A ordinary shares totaling US$45.6 million from Geely Investment Holding Ltd. and issued US$40 million of convertible notes pursuant to the 2025 Convertible Note Purchase Agreement. Notwithstanding this, feasibility of some of these plans is contingent upon factors outside of the control of the Company and, as such, the Company concluded that substantial doubt about its ability to continue as a going concern has not been alleviated as of the reporting date.
These consolidated financial statements do not include any adjustments to the carrying amounts and classification of assets, liabilities, and reported expenses that may be necessary if the Company were unable to continue as a going concern.

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
(b)    Principles of consolidation
The consolidated financial statements include the financial statements of the Company and its consolidated subsidiaries. All intercompany transactions and balances among the Company and its consolidated subsidiaries have been eliminated upon consolidation. Noncontrolling interests are separately presented as a component of shareholders’ deficit in the consolidated financial statements.
(c)    Change in reporting currency
With effect from January 1, 2025, the Company decided to change its reporting currency from Chinese Renminbi (“RMB”) to U.S. dollars (“US$”). This change was made as a result of the Company’s assessment that the change will help provide a clearer understanding of the Group’s financial performance to investors and improve comparability of the Group’s performance to peers, particularly due to the Group’s ongoing international expansion.
The change in the reporting currency is a voluntary change and is accounted for retrospectively. The comparative financial information presented has been translated into the new reporting currency as if the Group has always used US$ as the reporting currency. Translation gains and losses from the application of the US$ as the reporting currency are included as part of the cumulative foreign currency translation adjustment, which is reported as a component of shareholders’ deficit under accumulated other comprehensive loss.
(d)    Use of estimates
The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported period in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but not limited to, the fair values of assets acquired and liabilities assumed and the consideration transferred in a business combination; expected credit losses for accounts receivable and amounts due from related parties; recoverability of contract cost assets included in other current assets and non-current assets; realizability of inventories; accrual for warranty obligations; useful lives and recoverability of property, equipment and intangible assets and operating lease right-of-use assets; impairment of goodwill; recoverability and fair value of long-term investments; fair values of share-based compensation awards; and incremental borrowing rates of the Group’s leases. Changes in facts and circumstances may result in these estimates to be revised. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.
(e)    Cash and restricted cash
Cash consists of cash at bank. Restricted cash represents cash that cannot be withdrawn without the permission of third parties. The Group’s restricted cash are bank deposits pledged for notes payable and restricted cash due to litigation.
(f)     Short-term investments
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
(g)    Accounts receivable and current expected credit losses
Accounts receivable represent those receivables derived in the ordinary course of business when the Group has sold the products or provided services to its customers and when its right to consideration is unconditional (i.e., only the passage of time is required before payment is due). Accounts receivable are presented net of allowance for credit losses.

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
(h)    Notes receivable
Notes receivable are primarily bank acceptance notes issued by reputable financial institutions that entitle the Group to receive the full face value amount from the financial institutions at maturity, which is typically six months from the date of issuance. The Group accepts bank acceptance notes from customers for products sold or services performed in the ordinary course of business.
(i)    Inventories
Inventories consist of raw materials, work-in-process, and finished goods, are accounted for using the moving weighted average method and are valued at the lower of cost and net realizable value. Net realizable value is the estimated selling price of the inventory in the ordinary course of business less reasonably predictable costs of completion, disposal and transportation.
Cost of work-in-process and finished goods comprise primarily direct materials and manufacturing charges from outsourced factories or owned factories. The Group identifies potentially slow-moving and obsolete inventories through physical counts, monitoring of inventories on hand and specific identification. The Group records inventory write-downs for excess or obsolete inventories based upon assumptions on current and future demand forecasts. If the inventory on hand is in excess of future demand forecast, the excess amounts are written off. Write-downs to inventory are recorded in the cost of revenues to reduce the carrying amount of any obsolete and excess inventories to their estimated net realizable value.
(j)     Business combinations
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
(k)    Goodwill
At acquisition date, the Group allocates goodwill to the reporting unit based on how it expects the reporting unit to benefit from the business combination. The Group evaluates goodwill for impairment at least annually, or as circumstances warrant. Goodwill is evaluated at the reporting unit level by comparing the fair value of the reporting unit with its carrying amount including goodwill. An impairment of goodwill exists if the carrying amount of the reporting unit exceeds its fair value. The impairment loss is the amount by which the carrying amount exceeds the

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
reporting unit’s fair value, limited to the total amount of goodwill allocated to that reporting unit. The Group did not incur impairment charges for goodwill in the years ended December 31, 2024 and 2025, and the group had no goodwill prior to 2024.
(l)    Long-term investments
Equity method investments
The Group applies the equity method to account for equity interests in investees over which the Group has significant influence but does not own a majority equity interest or controls the investee otherwise.
Under the equity method of accounting, the Group’s share of the investees’ results of operations is reported as (loss) gain from equity method investments in the consolidated statements of comprehensive loss. When the Group’s share of losses in the equity investee equals or exceeds its interest in the equity investee, the Group does not recognize further losses, unless the Group has incurred obligations or made payments or guarantees on behalf of the equity investee, or the Group holds other investments in the investee.

Distributions received from an equity method investee are recognized as a reduction in the carrying amount of the investment. When such distributions reduce the carrying amount below zero, the Group accounts for the excess as a gain in (loss) gain from equity method investments in the consolidated statements of comprehensive loss, provided that (a) the distributions are not refundable by agreement or law, and (b) the Group is not liable for the investee’s obligations and is not committed or expected to provide financial support. The Group then suspends recognition of its share of subsequent investee income until the cumulative income equals the gain previously recognized. Otherwise, the excess distribution is recorded as a liability and the equity method continues to be applied.
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
Debt securities
The Group accounts for debt securities as available-for-sale when they are not classified as either trading or held-to-maturity. Available-for-sale debt securities are recorded at fair value, with unrealized gains and losses, net of related tax effect, are excluded from earnings and are reported as a separate component of accumulated other comprehensive loss until realized.
We regularly review available-for-sale debt securities for impairment. If we do not intend to sell the investment or it is not more likely than not that we will be required to sell the investment before recovery of our amortized cost, we evaluate qualitative criteria, such as the financial health of and specific prospects for the issuer, to determine whether we do not expect to recover the amortized cost basis of the investment. We also evaluate quantitative criteria including determining whether there has been an adverse change in expected future cash flows. If we do not expect to recover the entire amortized cost basis of the investment, we consider the investment to contain an expected credit loss, and we record the difference between the investment’s amortized cost basis and its recoverable amount in earnings as an allowance for credit loss and the difference between the investment’s recoverable amount and fair value in other comprehensive income/(loss). If we intend to sell the investment or it is more likely than not we will be required to sell

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
the investment before recovery of its amortized cost basis, the investment is considered impaired, and we recognize the entire difference between the investment’s amortized cost basis and its fair value in earnings.
(m)    Property and equipment
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
(n)    Intangible assets
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

Category	Estimated useful life
Software	3 – 10 years
Distribution and licensing rights	3 – 10 years
Patent	3 – 10 years
Trademarks	10 years
Developed technology	10 years
(o)    Impairment of long-lived assets
Long-lived assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. If circumstances require a long-lived asset or asset group to be tested for possible impairment, the Group first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
(p)    Product warranties
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
(q)    Value added taxes
The Group’s PRC subsidiaries are subject to value added tax (“VAT”) on its products and services, less any deductible VAT the Group has already paid or borne. They are also subject to surcharges on VAT payments in accordance with PRC law. VAT is not included in the revenue recognized for the Group. Revenue from sales of products and provision of services are generally subject to VAT at the rate of 6% to 13%, and subsequently paid to PRC tax authorities after netting input VAT on purchases.
The excess of output VAT over input VAT is reflected in accrued expenses and other current liabilities, and the excess of input VAT over output VAT is reflected in prepayments and other current assets in the consolidated balance sheets.
(r)    Commitments and contingencies
In the normal course of business, the Group is subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters including, among others, government investigations, shareholder lawsuits, and non-income tax matters. An accrual for a loss contingency is recognized when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. If a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed.
(s)    Fair value measurement
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
(t)    Revenue recognition
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
Software license revenues
Software license revenues include revenues from sales of software stack, which incorporates the service software framework to connect the application layer to the operating system layer of the overall cockpit system.
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
The Group’s software licenses have significant standalone functionality which is not expected to substantively change during the license term. The nature of the software is functional and a right to use the Group’s intellectual property according to ASC 606. Revenues related to the fixed period software licenses, is fixed and are recognized at a point in time upon customers’ acceptance which is when the control is transferred to the customer. Revenues related to perpetual licenses are recognized when subsequent sale occurs using the sales-based royalties guidance under ASC606 as this type of software is invoiced based on the subsequent sale made by Tier 1 automotive suppliers to the OEMs after the software has been configured into Tier 1 supplier’s auto parts. The license does not have a renewal term. Post-contract customer support, which includes technical support and unspecified minor bug fixes, are provided to all customers. The post-contract customer support is not material and not accounted for as a distinct performance obligation.

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
The Group determines that it is the principal in providing such connectivity service, as it has control over the services, either providing the TSP maintenance service by itself or obtaining a right to and control the services provided by Zhejiang Huanfu (see Note 28), including negotiating arrangement details with customers, establishing prices for services, selecting data traffic suppliers and management of the data traffic pool to fulfil users’ needs, as well as being primarily responsible for fulfilling the promise, including issues that may arise during the provision of the services.
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
Contract costs
Incremental costs of obtaining a contract with a customer is recognized as contract cost assets if the Group expects to recover those costs. Costs incurred to fulfill such contracts which are not in the scope of other guidance are recognized as contract cost assets when those costs:
•relate directly to the contracts that the Group can specifically identify;
•are expected to be recovered; and

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
•generate or enhance resources of the Group that will be used in satisfying performance obligations in the future.

The Group recognizes an impairment loss of contract cost assets in the statement of comprehensive loss to the extent that the carrying amount of the assets exceeds:
a.The amount of consideration that the Group expects to receive in the future and that the Group has received but not recognized as revenue, less
b.The costs that relate directly to providing those services and that have not been recognized as expenses.
(u)    Research and development expenses
Research and development expenses mainly consist of direct material cost, outsourced development expenses, payroll, share-based compensation related to research and development personnel, and expenses associated with the use of facilities and equipment by these functions, such as lease rental and depreciation. Research and development expenses are expensed as incurred.
(v)    Selling and marketing expenses
Selling and marketing expense mainly consists of payroll and share-based compensation related to the selling and marketing activities, advertising costs, rental, depreciation related to selling and marketing functions. Advertising costs are expensed as incurred. The advertising costs were US$2,491, US$4,253 and US$4,313 for the years ended December 31, 2023, 2024 and 2025, respectively.
(w)    Government grants
The Group’s PRC subsidiaries received cash subsidies from certain local governments, which consist of specific purpose grants and general-purpose subsidies. Specific purpose grants are government subsidies designated to be used for a specific purpose, such as for construction of factory buildings and production facilities. General purpose subsidies are government subsidies provided for general purpose use and are not contingent upon any further actions or performance of the Group and the amounts do not have to be refunded under any circumstances.
Government grants are recognized when there is reasonable assurance that the Group will comply with the conditions attached to it and the grants will be received. Grants that compensate the Group for expenses incurred are recognized as other non-operating (expenses) income, net in the Group’s consolidated statements of comprehensive loss on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the acquisition cost of an asset are recorded as a liability in the Group’s consolidated balance sheets and are recognized as other non-operating (expenses) income, net in the Group’s consolidated statements of comprehensive loss over the useful life of the asset.
(x)    Income tax
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
The Group applies a “more-likely-than-not” recognition threshold in the evaluation of uncertain tax positions. The Group recognizes the benefit of a tax position in its consolidated financial statements if the tax position is “more-likely-than-not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more-likely-than-not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Unrecognized tax benefits may be affected by changes in interpretation of laws, rulings of tax authorities, tax audits, and expiry of statutory limitations. In addition, changes in facts, circumstances and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Accordingly, unrecognized tax benefits are periodically reviewed and re-assessed. Adjustments, if required, are recorded in the Group’s consolidated financial statements in the period in which the change that necessitates the adjustments occur. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in certain circumstances, a tax appeal or litigation process. The Group records interest and penalties related to unrecognized tax benefits (if any) in interest expense and general and administrative expenses, respectively.
(y)    Share-based compensation

The Group measures the cost of employee and non-employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognizes the cost over the period the employee and non-employee are required to provide service in exchange for the award, which generally is the vesting period. For graded vesting awards with only service condition, the Group recognizes compensation cost on a straight-line basis over the requisite service period, provided that the cumulative amount of compensation cost recognized at any date at least equals the portion of the grant-date value of such award that is vested at that date.

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
(z)    Employee benefits

The Group compensates its employees through short-term employee benefits and defined contribution plans. Short-term employee benefits consist of salaries, social benefit costs, paid annual leave, and bonuses that are expected to be settled within twelve months of the reporting period in which services are rendered. Short-term employee benefits are recognized at the undiscounted amounts expected to be paid when the liabilities are settled and presented within accrued expenses and other current liabilities in the consolidated balance sheets.

For defined contribution plans, premiums are paid monthly to a separate legal entity or the local labor bureau that manages pension plans on behalf of various employers. The Group has no further commitments beyond its monthly contribution. Employee social benefits included as expenses in the accompanying consolidated statements of comprehensive loss amounted to US$33,968, US$33,465 and US$27,634 for the years ended December 31, 2023, 2024 and 2025, respectively.

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
(aa)    Leases
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
(bb)    Foreign currency
The Group uses US$ as its reporting currency. Functional currency of the entities consolidated within the Group is the currency of the primary economic environment in which the entity operates. Transactions denominated in currencies other than the functional currency are remeasured into the functional currency at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in a foreign currency are remeasured into the functional currency using the applicable exchange rate at the balance sheet date. The resulted exchange differences are recorded as foreign currency exchange gains (losses), net in the consolidated statements of comprehensive loss.
The assets and liabilities of the Company’s foreign subsidiaries whose functional currency is not US$ are translated into US$ from functional currencies at the current exchange rates while revenues and expenses are translated from functional currencies at average exchange rates. Equity accounts other than earnings (deficits) generated in the current period are translated into at the appropriate historical rates. The resulting foreign currency translation adjustments are recorded as a component of other comprehensive income (loss) in the consolidated statements of comprehensive loss, and the accumulated foreign currency translation adjustments are recorded as a component of accumulated other comprehensive income (loss) in the consolidated statements of changes in shareholders’ deficit.
(cc)    Loss per share

Basic loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the periods presented using the two-class method. Under the two-class method, any net income is allocated between ordinary shares and other participating securities based on their participating rights. Shares issuable for little to no consideration upon the satisfaction of certain conditions are considered as outstanding shares and included in the computation of basic earnings per share as of the date that all necessary conditions have been satisfied.
Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of shares issuable upon the conversion of convertible notes, using the if-converted method, and ordinary shares issuable upon the exercise of warrants, options and unvested RSUs and PSUs (as described in Note 20) using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such share would be anti-dilutive.

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
(dd)     Statutory reserves
In accordance with the PRC Company Law, the paid-in capitals of the PRC subsidiaries are not allowed to be transferred to the Company by way of cash dividends, loans or advances, nor can they be distributed except in the event of a liquidation.
In addition, in accordance with the PRC Company Law, the Group’s PRC subsidiaries must make appropriations from their after-tax profits as determined under the generally accepted accounting principles in the PRC (“PRC GAAP”) to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the after-tax profits after offsetting any prior year losses as determined under PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the PRC companies. Appropriation to the discretionary surplus fund is made at the discretion of the PRC companies.
The statutory surplus fund and discretionary surplus fund are restricted for use. They may only be applied to offset losses or increase the registered capital of the respective companies. These reserves are not allowed to be transferred to the Company by way of cash dividends, loans or advances, nor can they be distributed except in the event of a liquidation.
No appropriation to statutory surplus fund was made during the years ended December 31, 2023, 2024 and 2025. The balance of the statutory surplus was nil as of December 31, 2024 and 2025.
No appropriation to the discretionary surplus fund was made by the Group’s PRC subsidiaries.
(ee) Recently adopted accounting pronouncements
The Group adopted Accounting Standards Update (ASU) No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, on a prospective basis. The amendments require disclosure of specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. This standard also requires further disaggregation of income taxes paid by federal, state, and foreign taxes, and by individual jurisdictions exceeding a specific threshold. Refer to Note 23 for further information.
The Group adopted ASU 2023-07, Segment Reporting - Improvements to Reportable Segment Disclosures (Topic 280) on January 1, 2024 which requires public entities to disclose (1) significant segment expenses by reportable segment if they are regularly provided to the Chief Operating Decision Maker (CODM) and included in each reported measure of segment profit or loss, (2) other segment items by reportable segment, (3) more than one measure of segment profit or loss used by the CODM, provided that at least one of the reported measures includes the segment profit or loss measure that is most consistent with GAAP measurement principles, (4) CODM’s title and position on both an annual and an interim basis. The Group adopted this ASU from January 1, 2024 (see Note 29).
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
(ff)    New accounting pronouncements
In November 2024, the FASB issued ASU 2024-03, Income Statement —Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40). The standard is intended to improve financial reporting by requiring that public business entities disclose additional information about specific expense categories in the notes to financial

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
statements at interim and annual reporting periods. This update is effective for the Group from January 1, 2027. The Group is in the process determining the impact of the adoption of the update on its consolidated financial statements.
In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326). This ASU amends ASC 326-20 to provide a practical expedient (for all entities) and an accounting policy election (for all entities, other than public business entities, that elect the practical expedient) related to the estimation of expected credit losses for current accounts receivable and current contract assets that arise from transactions accounted for under ASC 606. This update is effective for the Group from January 1, 2026. The Group does not expect a material impact on its consolidated financial statements on adoption of this update.
In September 2025, the FASB issued ASU 2025-06 Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40). This update introduces targeted improvements to the recognition and capitalization guidance for internal-use software costs. The update eliminates the prior “project stage” framework and instead requires capitalization of software development costs when (i) management has authorized and committed to funding the software project, and (ii) it is probable that the project will be completed and the software will be used to perform its intended function. In assessing the probability threshold, entities are required to evaluate whether significant development uncertainty exists, including whether the software contains novel or unproven functionality or whether significant performance requirements have not been identified or continue to be substantially revised. The update is effective for the Group beginning January 1, 2028, with early adoption permitted. Transition may be applied prospectively, retrospectively, or under a modified approach. The Group is in the process determining the impact of the adoption of the update on its consolidated financial statements.
In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832). This update establishes guidance on the recognition, measurement, and presentation of government grants received by business entities. The new guidance leverages the principles in the accounting framework for government assistance in IFRS, specifically IAS 20, Accounting for Government Grants and Disclosure of Government Assistance; makes certain targeted improvements; and modifies certain of the existing disclosure requirements in ASC 832, Government Assistance. The new guidance is effective for public business entities in annual periods beginning after December 15, 2028 (including interim periods within) and one year later for all other entities, with early adoption permitted in any period for which financial statements have not yet been issued. The guidance can be applied on a modified prospective basis, a modified retrospective basis, or a full retrospective basis. The Group is in the process determining the impact of the adoption of the update on its consolidated financial statements.

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)

3. Acquisitions
a.Combinations between entities under common control

(i) Acquisition of HF Tech Europe AB (“HF EU”)

On June 30, 2024, Ecarx Sweden AB. (“Ecarx SE”) acquired all issued and outstanding shares of HF EU, an entity under common control, at a purchase consideration of SEK21,271 (equivalent to US$1,915) which was settled in December 2024. Both the Group and HF EU are under the control of Mr. Eric Li (Shufu Li). As the acquisition of HF EU was a combination between entities under common control, the consolidated financial statements have been presented by combining assets, liabilities, revenues, expenses and equity of the Group and HF EU using the pooling-of-interests method. All intercompany transactions and balances between the combining entities have been eliminated.

(ii) Acquisition of JICA Intelligent Robotics Co., Ltd. (“JICA”)

On June 30, 2023, ECARX (Hubei) Tech Co., Ltd. (“ECARX (Hubei) Tech”) made additional capital injection amounting to RMB266,667 (equivalent to US$36,775) to JICA, of which RMB201,000 (equivalent to US$27,367) was settled as of December 31, 2025, and the remaining RMB65,667 (equivalent to US$9,408) is payable in 2026. Prior to the capital injection, ECARX (Hubei) Tech held 50% ownership interest in JICA, with the other 50% owned by Geely Automotive Group Co., Ltd. (“Geely Auto”). Both the Group and JICA are under the control of Mr. Eric Li (Shufu Li). Following the additional investment in JICA, ECARX (Hubei) Tech has a controlling interest of 70% in JICA. As the acquisition of JICA was a combination between entities under common control, the consolidated financial statements have been presented by combining assets, liabilities, revenues, expenses and equity of the Group and JICA using the pooling-of-interests method as if the transaction occurred at the beginning of the comparative period presented. All intercompany transactions and balances between the combining entities have been eliminated.
b.Acquisition of Hubei Dongjun
On May 20, 2024, the Group entered into an agreement with Hubei Dongjun Industrial Group (the “Dongjun Group”) to acquire the remaining 51% interest in Hubei Dongjun from Dongjun Group for a total consideration of RMB23,500 (equivalent to US$3,230) of which RMB11,750 (equivalent to US$1,616) was paid in July 2024 and the remaining RMB11,750 (equivalent to US$1,614) was settled in 2025. Following this, Hubei Dongjun became a wholly-owned subsidiary of the Group. The acquisition was consummated in July 2024 and was recorded as a business combination achieved in stages, or a step acquisition, using the acquisition method of accounting. At the acquisition date, the fair value of previously-held equity method investment was RMB22,200 (equivalent to US$3,039) determined using the

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
Income Approach valuation technique and resulted in a gain of RMB1,174 (equivalent to US$161) on remeasurement of previously-held equity method investment to fair value.
The allocation of purchase price to the fair value of the assets acquired and liabilities assumed were as follows:

US$
Cash	51
Accounts receivable - third parties, net	4,326
Prepayments and other current assets	110
Inventories	966
Notes receivable	603
Property and equipment, net	1,776
Intangible assets, net	99
Non-deductible goodwill	3,522
Short-term borrowings	(978)
Accounts payable - third parties	(3,783)
Accrued expenses and other current liabilities	(436)
Carrying value of existing investment	(2,865)
Gain on equity method investment derecognized	(161)
Total consideration	3,230

Supplemental schedule of noncash investing and financing activities
Fair values of assets acquired and liabilities assumed excluding cash of RMB374 (equivalent to US$51)	2,696
Non-deductible goodwill	3,522
Fair value of derecognized investment	(3,039)
Consideration payable as included in "accrued expenses and other current liabilities"	(1,614)
Consideration paid	1,565
Goodwill has been allocated to our China reporting unit which is determined by the Group to be ECARX (Hubei) Tech and its subsidiaries, as this is a component of our operating segment which is a business and for which discrete financial information is available and segment management regularly reviews its operating results.
c.Asset acquisition of Suzhou Photon-Matrix Optoelectronics Technology Co., Ltd (“Suzhou Photon Matrix”)
On January 31, 2024, the Group entered into share purchase agreements with existing third-party shareholders of Suzhou Photon- Matrix, pursuant to which the Group acquired 13.10% additional equity interest in Suzhou Photon-Matrix for a total cash consideration of RMB46,306 (equivalent to US$6,422). Prior to the transaction, the Group held 49.17% equity interest in Suzhou Photon-Matrix and accounted for the interest as an equity method investment (refer to Note 9). As a result of the transactions, the Group’s equity interest increased to 62.27%, and the Group obtained control in Suzhou Photon- Matrix.
The transaction was accounted for as an asset acquisition rather than a business combination as what the Group acquired does not include a substantive process that together with input to significantly contribute to the ability to create output. In determining the cost basis to be allocated to assets acquired, the Group measured its previously held equity interest and noncontrolling interest at their carrying values. The cost of assets acquired was allocated to the individual assets acquired or liabilities assumed based on their relative fair values. A deferred tax liability of RMB34,348 (equivalent to US$4,788) was determined by using a simultaneous equation, and this increased the carrying amount of the developed technology intangible asset acquired to RMB138,569 (equivalent to US$19,315). The Group assessed the estimated useful life of the developed technology to be 10 years.

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)

US$
Supplemental schedule of noncash investing and financing activities
Assets acquired and liabilities assumed excluding cash of RMB1,121 (equivalent to US$156)	13,907
Carrying amount of derecognized investment	(4,855)
Noncontrolling interest	2,002
Deferred tax liability	(4,788)
Consideration paid	6,266

In July 2024, the Group further acquired 0.69% interest in Suzhou-Photon Matrix for a consideration of US$332 from a third-party shareholder and the difference of US$295 between consideration paid and carrying amount of the acquired interest was recorded in additional paid-in capital as this transaction is presented as equity transaction among owners.
4.     Cash and restricted cash
A reconciliation of cash at bank and restricted cash in the consolidated balance sheets to the total amount in the consolidated statement of cash flows is as follows:

	As of December 31,
	2024	2025
	US$	US$
Cash at banks	44,250	87,118
Restricted cash	5,914	6,138
Cash and restricted cash shown in the consolidated statements of cash flows	50,164	93,256

As of December 31, 2024 and 2025, the Group’s restricted cash of US$5,805 and US$6,138 were pledged for notes payable, and US$109 and nil were restricted due to a dispute with a customer, respectively.

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
Cash and restricted cash are amounts deposited with financial institutions at the locations noted below:

	As of December 31,
	2024	2025
	US$	US$
Financial institutions in the Chinese mainland
– Denominated in RMB	29,736	78,546
– Denominated in US$	11,979	2,134
– Denominated in Great Britain Pound (“GBP”)	12	6
–– Denominated in Hong Kong Dollar (“HKD”)	2	—
Total cash balances held in the Chinese mainland	41,729	80,686
Financial institutions in Sweden
– Denominated in Swedish Krona (“SEK”)	5,191	3,429
– Denominated in US$	29	—
–– Denominated in Euro	2,272	6,735
Total cash balances held in Sweden	7,492	10,164
Financial institutions in the United Kingdom
– Denominated in GBP	665	1,118
Total cash balances held in the United Kingdom	665	1,118
Total cash balances held at financial institutions in other jurisdictions	278	1,288
Total cash balances held at financial institutions	50,164	93,256
Cash on hand	—	—
Total cash balances	50,164	93,256
5.    Accounts receivable, net
Accounts receivable, net consisted of the following:

	As of December 31,
	2024	2025
	US$	US$
Accounts receivable, third parties	30,527	15,345
Less: Allowance for credit losses, third parties	(470)	(539)
Accounts receivable, third parties, net	30,057	14,806
Accounts receivable, related parties	190,327	186,705
Less: Allowance for credit losses, related parties	(2,997)	(1,169)
Accounts receivable, related parties, net	187,330	185,536

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
The movement of the allowance for credit losses is as follows:

	Year ended December 31,
	2023	2024	2025
	US$	US$	US$
Balance at the beginning of the year	998	2,064	3,467
Additions	1,405	1,815	917
Reversal	(342)	(1)	(2,125)
Write-off	(72)	(321)	(675)
Foreign currency translation adjustments	75	(90)	124
Balance at the end of the year	2,064	3,467	1,708

Factoring agreement
In March 2024, the Group entered into an accounts receivable factoring agreement with a finance company of Geely Group with a minimum interest rate of 6% per annum. The one-year factoring agreement provides the Group with factoring limits of US$20,528 on a revolving basis, measured by the aggregate amount advanced for the unpaid balance of certain trade accounts receivable from specified customers from time to time. In October 2024, the interest rate was reduced to 4.8% per annum and the factoring limits were increased from US$20,528 to US$35,035. In November 2025, the interest rate increased to 5.0% and the factoring limits remained unchanged.
The Group accounts for transfers of accounts receivable in accordance with ASC 860, Transfers and Servicing (“ASC 860”). Pursuant to ASC 860, the Group does not derecognize customers’ accounts receivable when receiving advance payments from the finance company due to the recourse obligations retained by the Group. As of December 31, 2024 and 2025, factoring accounts receivable of US$52,335 and US$36,051, respectively, were not derecognized and were restricted as security for the advanced amounts of US$21,021 and US$28,292 received by the Group, respectively, which were recorded as amounts due to related parties on the consolidated balance sheets. The factoring proceeds from the finance company was considered financing activities and reported as “Borrowings from related parties” in the consolidated statements of cash flows.
6.    Notes receivable
The Group collects notes receivable from its customers for sales of automotive computing platform, SoC Core Modules and other products. Notes receivable as of December 31, 2024 and 2025 were bank acceptance notes.
7.    Inventories
Inventories consisted of the following:

	As of December 31,
	2024	2025
	US$	US$
Raw materials	24,181	40,718
Work-in-process	2,529	7,012
Finished goods	5,155	14,611
Total	31,865	62,341

The Group recorded inventory write-down of US$1,502, US$925 and US$1,340 for the years ended December 31, 2023, 2024 and 2025, respectively.

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
8.    Prepayments and other current assets, net
Prepayments and other current assets, net consisted of the following:

	As of December 31,
	2024	2025
	US$	US$
Prepayments to suppliers	22,849	13,222
Receivables from partial sale of equity interest in SiEngine (refer to Note 9)	17,947	—
Contract cost assets	9,525	2,724
Deductible VAT	4,083	5,221
Others	7,127	15,216
Prepayments and other current assets, net	61,531	36,383
A reversal of provision of US$185 was recorded for prepayments and other current assets for the year ended December 31, 2023. No provision was made for prepayments and other current assets as of December 31, 2024 and 2025, respectively.
9.    Long-term investments, net

	As of December 31,
	2024	2025
	US$	US$
Equity method investments, net	1,436	1,163
–SiEngine Technology Co., Ltd. (“SiEngine”)	—	—
–Smart Automobile Co., Ltd. (“Smart”)	—	—
–Shenzhen U Chance Technology Co., Ltd. (“U Chance”)	973	1,163
–ACO Tech Sdn. Bhd. (“ACO Tech”)	463	—
Equity securities	728	17,507
Available-for-sale debt investments	—	42,833
Total long-term investments, net	2,164	61,503
Equity method investments, net
Management evaluated whether there was other-than-temporary impairment based on the facts, including recent financing activities, projected and historical financial performance of the investees. Nil, US$894 and nil impairment loss was recognized for the years ended December 31, 2023, 2024 and 2025, which was included in the (Loss) gain from equity method investments.
The Group held several equity method investments as of December 31, 2024 and 2025, which included:
•SiEngine
On July 26, 2021, the Group acquired 34.61% equity interest of SiEngine from the controlling shareholder of the Company, at the cash consideration of US$10,600 plus the issuance of 9,882,082 Series B Redeemable Convertible Preferred Shares at the issuance price of US$9.70 per share valuing US$95,800. The Group initially recognized the investment at the carrying amount of the Company’s controlling shareholder, which was nil, as a transaction between entities under common control. The excess of consideration over the carrying amount of the equity investment was recorded as a deemed dividend in the amount of RMB689,670 (equivalent to US$106,408)

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
to the controlling shareholder. In December 2024, the Group disposed of 3.29% of its equity interest in SiEngine to a third-party investor for a consideration of RMB130,000 (equivalent to US$17,947), which was received during the year ended December 31, 2025. As the carrying value of the Group’s equity interest in SiEngine is zero, the entire amount was recorded as a gain and included in (Loss) gain from equity method investments, net.
•smart
In November 2023, the Group entered into a shareholders’ agreement with smart Automobile Co., Ltd., a subsidiary of smart mobility Pte. Ltd, to establish a China-based joint venture with a cash consideration of RMB49,000 (equivalent to US$6,777) for the development of automotive operating system software, in which the Group owns 49% equity interest. The Group settled the cash consideration by March 2024.
In December 2025, the Group disposed of its entire equity interest in the joint venture for a consideration of RMB2,369 (equivalent to US$334). As the carrying value of the Group’s equity interest in this joint venture is zero, the entire amount was recorded as a gain and included in (Loss) gain from equity method investments.
•U Chance
On September 1, 2021, the Group sold 2% equity interest of a PRC subsidiary, Hubei Dongjun, at the cash consideration of RMB1,000 (equivalent to US$155). As a result of the transaction, the Group’s equity interest in the subsidiary decreased from 51% to 49% and the Group lost control over the subsidiary.

In May 2024, Hubei Dongjun distributed on a pro rata basis its equity interest in U Chance to each of its equity holders, namely the Group and Dongjun Group based on their respective shareholding. As a result, U Chance was spun-off from Hubei Dongjun and the Group directly held 49% equity interest in U Chance. The Group continues to account for its investment in U Chance as equity method investment at its carrying amount. The Group further invested RMB4,900 (equivalent to US$674) to U Chance after the spin-off.

The Group received distribution of US$294 from U Chance in 2025.
•ACO tech

In June 2019, the Group established ACO Tech, a joint venture with Proton Edar Sdn. Bhd. (a subsidiary of Proton Holdings Bhd.), to localize and supply automotive computing platform products for Proton. The Group holds a 10% equity interest in ACO Tech.

In 2025, the Group received distributions of MYR4,000 (equivalent to US$951) from ACO Tech, which exceeded the carrying value of the investment. The excess of US$353 was recognized as equity method earnings in the year and included in (loss)gain from equity method investments.
Equity securities
•Luminar
In May 2022, the Group entered into strategic investment agreements with Luminar Technologies, Inc., (“Luminar”) a Delaware corporation. Pursuant to the strategic investment agreement, Luminar was to fulfil the agreement obligation by electing on its sole discretion to (1) pay cash in the amount of US$15,000 to the Group, or (2) issue shares to the Group in the number equal to the quotient of US$15,000 divided by the volume-weighted average price of Luminar’s shares listed on Nasdaq for twenty (20) consecutive trading days immediately preceding the closing date of the Group’s merger with COVA, at the par value of US$0.0001 per share, provided that no fractional shares will be issued, upon the completion of the Group’s Merger with COVA. Pursuant to this agreement, upon the Group’s Merger with COVA, Luminar settled its obligation by issuing 2,030,374 shares to the Company worth US$12,588. The fair value of these shares decreased to US$728 and US$11 as of December 31, 2024 and 2025, respectively. The fair value change of US$6,114 and US$717 were recorded in

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
Other non-operating (expenses) income, net in the consolidated statements of comprehensive loss for the years ended December 31, 2024 and 2025, respectively. In December 2025, Luminar filed for Chapter 11 bankruptcy.
•Lotus Technology Inc.

On December 23, 2025, the Company entered into a Subscription Agreement with Lotus Technology Inc. (“Lotus”), ultimately controlled by the controlling shareholder of the Company, to purchase 16,788,321 ordinary shares of Lotus at per share price of US$1.37 for an aggregate subscription amount of US$23,000. As of December 31, 2025, the Company purchased the first tranche of 12,408,759 ordinary shares of Lotus for US$17,000 and recorded a gain of US$496 due to the change in market price of Lotus’s ordinary shares in Other non-operating (expenses) income, net in the consolidated statements of comprehensive loss. The Group also recognized the forward contract to purchase the remaining 4,379,562 ordinary shares of Lotus at a fixed price of US$1.37 per share as derivative asset which was included in prepayments and other current assets and recorded a gain on fair value change of US$175.
Available-for-sale debt investments
•Investment in DreamSmart Technology Pte. Ltd. (“DreamSmart Singapore”)

In December 2025, the Company, through its subsidiary, entered into a Convertible Loan arrangement with DreamSmart Singapore, ultimately controlled by the controlling shareholder of the Company, pursuant to which the Company provided RMB300,000 (equivalent to US$42,979) of funding to a subsidiary of DreamSmart Singapore, Hubei DreamSmart Group Co., Ltd. (“DreamSmart Hubei”) with a contractual term of 36 months. DreamSmart Singapore indirectly holds 100% of the equity interest in DreamSmart Hubei. The investment was classified as available-for-sale debt investment because the investment contains liquidation preference and redemption provision and is redeemable at the option of the investor. The Company recorded the investment at fair value. Unrealized loss of US$143, net of nil income taxes, was recorded in other comprehensive loss for the year ended December 31, 2025.

The following table provides information about the reconciliation of the Level 3 fair value measurement of available-for-sale debt investments for the year indicated:

US$
Balance at December 31, 2024	42,979
Unrealized loss	(143)
Foreign currency translation adjustments	(3)
Balance at December 31, 2025	42,833

The fair value of available-for-sale debt investments is measured using income approach that involves several assumptions including risk-free interest rates and bond yields. The fair value of available-for-sale debt investments as of December 31, 2025 were estimated with the following key assumptions:

As of December 31,
2025
Risk-free interest rates (i)	1.38% - 3.55%
Bond Yield (ii)	6.07%
___________________________
i.The risk-free interest rates were estimated based on the yield to maturity of U.S. treasury bonds and China Government Bond for a term consistent with the expected term of available-for-sale debt investments in effect at the valuation date.
ii.The bond yields were estimated based on the market yield of comparable bonds with similar credit rating.

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
10.    Property and equipment, net
Property and equipment, net, consisted of the following:

	As of December 31,
	2024	2025
	US$	US$
Machinery and electronic equipment	39,512	50,915
Transportation vehicles	576	786
Office and other equipment	2,894	2,033
Leasehold improvements	7,456	8,922
Construction in progress	2,009	420
Property and equipment	52,447	63,076
Less: accumulated depreciation	(29,194)	(35,063)
Less: impairment	(1,398)	(1,308)
Property and equipment, net	21,855	26,705
Depreciation on property and equipment was allocated as follows:

	Year ended December 31,
	2023	2024	2025
	US$	US$	US$
Cost of revenues	77	618	1,515
Selling, general and administrative expenses	4,222	2,581	2,273
Research and development expenses	3,317	4,681	3,878
Total depreciation expenses	7,616	7,880	7,666

Impairment loss on obsolete and damaged equipment of property and equipment was allocated as follows:

	Year ended December 31,
	2023	2024	2025
	US$	US$	US$
Selling, general and administrative expenses	64	—	—
Research and development expenses	965	144	119
Total impairment loss	1,029	144	119

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
11. Intangible assets, net
Intangible assets, net consisted of the following:

	As of December 31,
	2024	2025
	US$	US$
Software	22,406	23,923
Distribution and licensing rights	25,248	34,176
Trademark	37	40
Patent	362	380
Developed technology (Refer to Note 3.(c))	18,874	19,851
Intangible assets	66,927	78,370
Less: accumulated amortization	(24,236)	(34,476)
Less: impairment	(487)	(3,513)
Intangible assets, net	42,204	40,381

In November 2023, the Group entered into a licensing agreement with Hubei Xingji Meizu Group Co., Ltd., (“Xingji Meizu”), a related party. Pursuant to the licensing agreement, the Group obtained a non-exclusive license under certain software of Xingji Meizu to develop and sell this software worldwide for three years. The consideration is due in three equal annual installments of US$7,007. The Group recognized US$20,141 software license rights based on the present value of the consideration and amortized it over three years. In May 2025, the Group entered into a modification agreement with Xingji Meizu and both parties agreed to extend the license for additional 8 years from the modification date to November 2033 on an exclusive basis for no additional consideration. The Group accounted for the modification as an extension of the licensing period and the carrying amount of the intangible asset on the modification date is amortized over the remaining contractual period.
Amortization of intangible assets was allocated as follows:

	Year ended December 31,
	2023	2024	2025
	US$	US$	US$
Cost of revenues	1,127	6,682	3,515
Selling, general and administrative expenses	1,418	1,232	1,145
Research and development expenses	1,949	4,776	7,545
Total amortization expense	4,494	12,690	12,205
Estimated amortization expenses relating to the existing intangible assets with finite lives for the next five years is as follows:

As of December 31,
US$
2026	11,139
2027	8,919
2028	6,601
2029	5,842
2030	3,484

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
Impairment loss was allocated as follows:

	Year ended December 31,
	2023	2024	2025
	US$	US$	US$
Selling, general and administrative expenses	376	90	223
Research and development expenses[1]	40	—	3,068
Total impairment loss	416	90	3,291

1 For the year ended December 31, 2025 the Company recognized US$3,068 of impairment losses related to developed technology due to weaker-than-expected operations, as the carrying amount was not recoverable based on the undiscounted cash flows. The fair value was estimated using discounted cash flows under the income approach classified in Level 3 of the fair value hierarchy. Significant unobservable inputs used in the fair value measurement include revenue growth rates, technology migration rates and discount rate, which were determined with the assistance of an independent valuation specialist.
12.    Borrowings
Borrowings consisted of the following:

	As of December 31,
	2024	2025
	US$	US$
Short-term borrowings
Unsecured bank loans	185,243	310,659
Long-term borrowings
Unsecured bank loans	—	5,587
The weighted average interest rates of short-term borrowings outstanding as of December 31, 2024 and 2025 were 3.91% and 3.70% per annum, respectively. The weighted average interest rates of long-term borrowings outstanding as of December 31, 2025 were 2.81% per annum. The outstanding long-term borrowing matures in 2027.
As of December 31, 2024 and 2025, the Group had a total line of bank credit in the amount of US$272,416 and US$329,498, of which the unused portion was US$87,173 and US$13,252, respectively.
13.    Contract liabilities
Contract liabilities consisted of the following:

	As of December 31,
	2024	2025
	US$	US$
Current liabilities – third parties	876	123
Current liabilities – related parties	20,493	7,325
Non-current liabilities – third parties	3	—
Non-current liabilities – related parties	5,084	10
Contract liabilities, current and non-current	26,456	7,458
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
The amount of revenue recognized that was included in the contract liabilities balance at the beginning of the year was US$25,160 and US$20,973 for the years ended December 31, 2024 and 2025, respectively.
As of December 31, 2024 and 2025, the aggregated amounts of the transaction price allocated to the remaining performance obligation under the Group’s existing contracts are US$26,456 and US$8,880, respectively.
As of December 31, 2025, revenue expected to be recognized in the future related to the unsatisfied performance obligations is as follows:

Year ending December 31,	Amount
2026	8,870
2027	10
2028	—
2029	—
2030	—
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

	As of December 31,
	2024	2025
Risk-free rate of return (%)	4.27%	3.47%
Volatility	50.20%	71.00%
Expected dividend yield	0.0%	0.0%
Expected term	3.0 years	2.0 years
Fair value of the underlying ordinary shares	US$2.11	US$1.72
The risk-free rate of return was based on the yield of US Treasury Notes for the expected remaining life of the warrant liabilities. The Company estimates the volatility of its common stock using a binomial lattice model based on the price of public warrant as of the valuation date. Expected dividend yield is zero as the Company does not anticipate any dividend payments in the foreseeable future. Expected term to exercise the warrant liabilities is up to December 2027. The fair value of the Company’s ordinary shares was obtained from the listed trading price of the Company.
The table below reflects the movement of ECARX Warrants for the years ended December 31, 2024 and 2025:

	2024		2025
	ECARX Public Warrants	ECARX Private Warrants	ECARX Public Warrants	ECARX Private Warrants
	US$	US$	US$	US$
January 1,	450	274	750	451
Loss (gain) due to change in fair value	300	177	(74)	(2)
December 31,	750	451	676	449
15.    Accrued expenses and other liabilities
Accrued expenses and other liabilities consisted of the following:

	As of December 31,
	2024	2025
	US$	US$
Salaries and benefits payables	18,490	14,547
Taxes payable	16,447	22,219
Product warranties	6,868	8,233
Accrued costs of the Merger	7,900	6,900
Other payables and accrued charges*	35,772	36,976
Accrued expenses and other current liabilities	85,477	88,875
___________________________
*Other payables and accrued charges primarily include accrual for research and development expenses.

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)

Product warranties

The following table provides a reconciliation of changes in the product warranties:

	Year ended December 31,
	2024	2025
	US$	US$
Balance at the beginning of the year	18,650	21,861
Additions	9,657	8,922
Settlements	(5,813)	(5,967)
Foreign currency translation adjustments	(633)	1,221
Balance at the end of the year	21,861	26,037
Including:
Current portion of warranty included in "Accrued expenses and other current liabilities"	6,868	8,233
Non-current portion of warranty included in "Provisions"	14,993	17,804
16.    Convertible notes payable

	Convertible Notes due 2025	Convertible Notes due 2026	Convertible Notes due 2028	Total
	US$	US$	US$	US$
Balance as of December 31, 2022	63,775	—	—	63,775
Accretion of interest expense	409	—	—	409
Balance as of December 31, 2023	64,184	—	—	64,184
Accretion of interest expense	289	—	—	289
Balance as of December 31, 2024	64,473	—	—	64,473
Issuance of convertible notes	—	42,880	60,000	102,880
Accretion of interest expense	527	3,603	283	4,413
Conversion to ordinary shares	—	(7,664)	—	(7,664)
Repayments of convertible notes	(65,000)	—	—	(65,000)
Balance as of December 31, 2025	—	38,819	60,283	99,102
– Current portion	—	38,819	—	38,819
– Non-current portion	—	—	60,283	60,283
•Convertible Notes due 2025
On October 25, 2022, the Company entered into a convertible note purchase agreement (the “Investor Note Purchase Agreement”) with certain institutional investors, pursuant to which the Company agreed to issue and sell US$65,000 aggregate principal amount of unsecured convertible notes (the “Investor Notes”, each an “Investor Note”) due to mature on November 8, 2025 (the “Investor Note Maturity Date”). The Investor Notes bear interest at a rate of 5% per annum. The holder of Investor Notes has the right to earn 9% internal rate of return if the Notes are not converted or redeemed before the Investor Note Maturity Date.
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

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
All or any portion of the Investor Notes is convertible into fully paid and non-assessable ECARX Class A Ordinary Shares (the “Investor Note Conversion Shares”) at a conversion price equal to US$11.50 per share, subject to customary anti-dilution adjustments and certain limitations on the conversion right as described in the Investor Note.
The Company incurred issuance costs of US$1,225 which is presented on the balance sheet as a direct deduction from the Investor Notes. Investor Notes are classified as a long-term debt initially on balance sheet and measured at amortized cost.

During 2024, the Group determined that it is probable that the Investor Notes will not be converted prior to the Investor Note Maturity Date of November 8, 2025. Accordingly, an additional interest of US$662 was accrued to account for the noteholders’ right to 9% internal rate of return on the principal amount of the Investor Notes in 2024. The Company repaid Investor Note on its maturity in 2025.

As of December 31, 2024, the fair value of Convertible Notes due 2025 was valued at US$66,000 and was classified within Level 3. The fair value of the Convertible Notes due 2025 was estimated by management with the assistance of an independent valuation firm, using the binomial model with the key assumptions including risk-free rate of return, volatility, and bond yield.
•Convertible Notes due 2026

On October 30, 2025, the Company entered into a Securities Purchase Agreement with an investor, ATW Mobility SPV LLC, to issue a new series of senior convertible notes in the aggregate amount of US$150,000. Initially, the investor purchased notes with aggregate principal amount of US$50,000 (the “Initial Note”) repayable in installments on several instalment dates (“Installment Date” with total installments payable amounting to 107% of the principal amount. The Initial Note will mature on October 30, 2026.

The Initial Note was issued at an initial conversion price of US$2.59 per share subject to customary anti-dilution adjustments. Unless the Initial Note is converted into the Company’s ordinary shares, is redeemable at 107% of the principal amount including an early redemption option with the issuer. The Initial Note can also be redeemed early at the option of the holder in an event of default at the redemption premium of 25% or change of control at the redemption premium of 20%. In the event of bankruptcy of the issuer, the Initial Note becomes mandatorily redeemable at the redemption premium of 25% (collectively, “Mandatory or Early redemption features”). The Initial Note does not bear any coupon interest.

The Initial Note is convertible anytime at the option of the holder and, at any instalment date, at the option of the issuer. The Initial Note is also mandatorily convertible if the daily volume weighted average price (VWAP) of ordinary shares of the Company exceeds US$3.88 per share for 15 consecutive trading days and the aggregate daily dollar volume during such period is more than US$3,000.

Mandatory or early redemption features were bifurcated as a separate single compound derivative liability and measured at fair value as it is not clearly and closely related to the debt host contract. After the bifurcation, the Initial Note was accounted for using amortized cost method. The fair value of the bifurcated feature was initially measured at US$1,085 and subsequently remeasured to US$871 as at December 31, 2025, and was recorded as derivative liability included in accrued expenses and other current liabilities in the consolidated balance sheet. The gain on changes in fair value of derivative liability of US$214 was recognized in the changes in the fair value of derivative financial liabilities and assets included in other non-operating (expenses) income, net in the consolidated statement of comprehensive loss for the year ended December 31, 2025.

The Initial Note was initially recorded net of issuance costs of US$6,035 and the fair value of embedded derivative bifurcated at inception, and subsequently measured at amortized cost.

The fair value of the Initial Note payable was estimated by management with the assistance of an independent valuation firm, using the binomial model with the key assumptions including risk-free rate of returns, volatility and bond yields. As of December 31, 2025, the fair value of the Convertible Notes due 2026 was measured at US$41,944 and was classified within Level 3.

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
The fair value of derivative liability is measured using income approach with the key assumptions including bond yields and the probability of triggering events. The fair value of derivative liability is estimated with the following key assumptions:

As of December 31,
2025
Bond yields (i)	16.23% - 16.28%
Probability of triggering events (ii)	1.61%
___________________________
i.The bond yields were estimated based on the market yield of comparable bonds with similar credit rating.
ii.Probability of triggering events was estimated based on the average cumulative issuer-weighted global default rates by similar industry group.

•Convertible Notes due 2028

In November 2025, the Company entered into convertible note purchase agreements with certain institutional investors to issue convertible notes (“Convertible Senior Notes”) with an aggregate principal amount of US$60,000 and maturity date of November 14, 2028. The Convertible Senior Notes bear interest at a rate of 5% per annum. Each holder of the Convertible Senior Notes has the right to earn 9% internal rate of return if the Convertible Senior Notes are not converted or redeemed before the maturity.

Each holder of Convertible Senior Notes has the right from time to time to convert all or any portion of Convertible Senior Notes (plus any accrued but unpaid interest thereon) into fully paid and non-assessable ECARX Class A Ordinary Shares (the “Senior Note Conversion Shares”) at a conversion price equal to US$2.62 per share, subject to customary anti-dilution adjustments.

Each holder of Convertible Senior Notes also has the right to require the Company to redeem for cash all outstanding principal amount of such Convertible Senior Notes prior to the maturity, upon occurrence of certain events such as change of control, delisting of the Company’s shares, sale or transfer of substantially all assets, suspension of trading of the Company’s shares for more than ten business days or an event of default.

Convertible Senior Notes are classified as a long-term debt initially on balance sheet and measured at amortized cost subsequently.

As of December 31, 2025, the fair value of the Convertible Senior Notes was valued at US$56,535 and was classified within Level 3. The fair value was estimated by management with the assistance of an independent valuation firm, using the binomial model with the key assumptions including risk-free rate of return, volatility, and bond yield.

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
17.    Leases
Supplemental balance sheet information related to operating leases was as follows:

	As of December 31,
	2024	2025
	US$	US$
Operating Leases
Operating lease right-of-use assets	18,206	16,770
Total operating lease assets	18,206	16,770

Operating lease liabilities, current	5,611	4,983
Operating lease liabilities, non-current	16,696	15,696
Total operating lease liabilities	22,307	20,679
The components of lease costs were as follows:

	Year ended December 31,
	2023	2024	2025
	US$	US$	US$
Operating lease costs	6,751	7,180	6,060
Short-term lease costs	518	445	73
Total	7,269	7,625	6,133
The lease costs were allocated as follows:

	Year ended December 31,
	2023	2024	2025
	US$	US$	US$
Selling, general and administrative expenses	3,990	4,366	3,265
Research and development expenses	3,279	3,259	2,868
Total	7,269	7,625	6,133
Supplemental cash flow information related to operating leases was as follows:

	Year ended December 31,
	2023	2024	2025
	US$	US$	US$
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows from operating leases	4,406	5,422	6,112

Right-of-use assets obtained in exchange for lease obligations
Operating leases	7,918	3,952	3,494

Weighted average remaining lease term and weighted average discount rate for leases are as follows:

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)

	Year ended December 31,
	2023	2024	2025
Weighted average remaining lease term (years):
Operating leases	6.14	5.59	5.33

Weighted average discount rate:
Operating leases	8.65%	8.06%	8.34%
Maturities of operating lease liabilities were as follows:

As of December 31, 2025
US$
2026	5,413
2027	5,350
2028	4,352
2029	3,475
2030	3,241
2031 and thereafter	3,741
Total undiscounted lease payments	25,572
Less imputed interest	(4,893)
Present value of lease liabilities	20,679
Operating lease liabilities, current	4,983
Operating lease liabilities, non-current	15,696
18. Other non-current assets - third parties

	As of December 31
	2024	2025
	US$	US$
Contract cost assets	—	26,620
Others	3,880	3,569
Prepayments and other current assets	3,880	30,189
19.    Ordinary shares and treasury shares
The authorized share capital of the Company is US$50 divided into 10,000,000,000 shares comprising of (i) 8,000,000,000 Class A Ordinary Shares with par value of US$0.000005 each, (ii) 1,000,000,000 Class B Ordinary Shares with par value of US$0.000005 each, and (iii) 1,000,000,000 shares with par value of US$0.000005 each of such class or classes (however designated) as the Board of Directors may determine in accordance with the Articles.

Ordinary shares

In 2023, the Company issued 554,575 Class A Ordinary Shares for the 2022 Share Incentive Plan.

In 2024, the Company issued 7,180,061 Class A Ordinary Shares for the 2022 Share Incentive Plan.

In 2025, the Company issued 8,130,272 Class A Ordinary Shares for the 2022 Share Incentive Plan.

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
On March 28, 2025, the Group issued 25,000,000 Class A ordinary shares upon follow-on public offering at a public offering price of US$1.80 per share. The Group received net proceeds of US$42,578.

During the year ended December 31, 2025, the Group issued 4,107,146 Class A ordinary shares upon conversion of aggregate US$7,664 principal amount of its convertible notes.

In 2025, 3,000,000 Class B ordinary shares held by Jie&Hao Holding Limited were converted into equivalent number of Class A ordinary shares.

Treasury shares

On July 15, 2024, the Company received a written notice from a shareholder relating to the surrender of 4,500,000 Class A ordinary shares of the Company by that shareholder for no consideration. These surrendered shares were designated and held in the name of the Company as treasury shares.
In December 2024, the Group kicked-off a share repurchase program under which the Company may repurchase up to US$20,000 of its ordinary shares until the close of business on September 30, 2025. The limit was subsequently increased to an aggregate amount of US$40,000 up to the end of March 31, 2026. Under the repurchase program, the Company’s proposed repurchases may be made from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. During the year ended December 31, 2025, the Company repurchased 20,897,751 shares (2024: 503,000 shares) in the open market for a total consideration, including related expenses, of US$28,985 (2024: US$1,019) which are reported as treasury shares on the consolidated balance sheets.
20.    Share based compensation
(a) Restricted Share Unit ("RSU")
2019 RSU Plan

In December 2019, Mr. Ziyu Shen set up a trust (the “Trust”), of which he acted as the sole beneficiary. He transferred 23,859,142 ordinary shares he owned, representing 10.0% of total outstanding shares of the Company, to the Trust, and entered into 2019 RSU agreements with key employees and external consultants, which were modified in December 2021 (the “2019 Modified RSU Plan”). 2019 Modified RSU Plan entitled the grantees to purchase the economic beneficial right of the ordinary shares in the Trust.

RSUs granted under the 2019 RSU Plan have a contractual term of ten years and have varying vesting terms that requires the grantees to render services for a period maximum to five years under which the grantees earn an entitlement to vest over such stipulated services period.

Pursuant to the 2019 Modified RSU Plan, the Company granted an aggregate number of 4,342,364, nil and 230,000 RSUs to employees during the years ended December 31, 2023, 2024 and 2025, respectively. In July 2025, in connection with an employee’s termination of employment, the employee voluntarily surrendered to the Company 230,000 vested RSUs, which were cancelled without consideration.
Modifications
During the years ended December 31, 2023, 2024 and 2025, the vesting condition or exercise price of 4,175,352, 4,935,321 and 2,396,730 RSUs, respectively, granted under the 2019 Modified RSU Plan were modified. The Company accounted for those modifications as a Type I (probable-to-probable) modification and recognized incremental compensation costs of US$2,349, US$1,458 and US$28, respectively.

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

RSUs granted under the 2022 Share Incentive Plan have a contractual term of ten years and have varying vesting terms that requires the grantees to render services for a period maximum to four years under which the grantees earn an entitlement to vest over such stipulated services period.

During the years ended December 31, 2023, 2024 and 2025, 460,671, 1,256,490 and 97,195 RSUs were granted under the 2022 Share Incentive Plan, respectively, among which, 460,671, 824,830 and 76,923 RSUs were granted to directors or officers, respectively.
The following table summarizes activities of the Company’s RSUs for the year ended December 31, 2025:

	Number of RSUs	Weighted Average Exercise Price	Weighted Average Fair value at grant date	Weighted remaining contractual years	Aggregate intrinsic value
		US$	US$		US$
Outstanding as of December 31, 2024	11,863,038	0.31	4.04	—	—
Granted (new RSUs)	327,195	—*	1.71	—	—
Granted (replacement RSUs)	2,396,730	0.67	1.48	—	—
Forfeited	(52,019)	—	2.02	—	—
Replaced	(2,396,730)	0.74	3.27	—	—
Exercised	(8,998,984)	0.33	5.14	—	—
Cancelled	(230,000)	0.38	5.05	—	—
Outstanding as of December 31, 2025	2,909,230	0.38	2.02	7.23	3,423
Exercisable as of December 31, 2025	2,761,834	0.43	1.84	3.20	3,133
* Amount less than US$0.01

The weighted-average grant-date fair value of RSUs granted for the years ended December 31, 2023, 2024 and 2025 was US$1.65, US$1.83 and US$1.71 per RSU, respectively. Total intrinsic value of RSUs exercised was US$55,086, US$23,901 and US$46,764 for the years ended December 31, 2023, 2024 and 2025, respectively.
The fair value of the RSUs granted in 2023, 2024 and 2025 was estimated using the binomial model with the following assumptions used:

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)

	Year ended December 31,
	2023	2024	2025
Risk-free rate of return (i)	2.65% - 4.25%	4.06%	3.94% - 3.95%
Volatility (ii)	44.58% - 44.73%	44.56%	47.57% - 47.65%
Expected dividend yield (iii)	0.0%	0.0%	0.0%
Fair value of underlying ordinary share (iv)	US$3.68-US$6.91	US$0.96 - US$1.60	US$1.72 - US$2.50
Expected terms (v)	10 years	10 years	10 years
___________________________
i.With respect to the RSUs issued in US$ or RMB, the risk-free interest rate was separately estimated based on the yield to maturity of U.S. Treasury bonds or China Government Bond for a term consistent with the expected term of the Company’s RSUs in effect at the valuation date.
ii.Expected volatility was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the expected term of the Company’s RSUs.
iii.Expected dividend yield is zero as the Company does not anticipate any dividend payments in the foreseeable future.
iv.The fair value of the underlying ordinary share is the closing price of the Company’s ordinary shares traded in the open market as of the grant date.
v.Expected term is the contract life of the RSUs.
As of December 31, 2025, US$159 of total unrecognized compensation expense related to the RSUs is expected to be recognized over a weighted-average period of 2.7 years.
(b) Performance Share Units (“PSUs”)
In June 2024, the Group’s board of directors approved the grant of total 6,000,000 PSUs to certain executive officers under the 2022 Share Incentive Plan with nil exercise price. The vesting of PSUs is contingent on meeting certain financial performance targets, market conditions and continued service.

The following table summarizes activities of the Company’s PSUs for the year ended December 31, 2025:

	Number of PSUs	Weighted Average Fair value at grant date
		US$
Outstanding as of December 31, 2024	2,000,000	1.69
Granted	933,334	1.72
Vested	(928,667)	1.71
Forfeited	(1,674,667)	1.70
Cancelled	(330,000)	1.69
Outstanding as of December 31, 2025	—	—

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)

The weighted-average grant-date fair value of PSUs granted for the years ended December 31, 2024 and 2025 was US$1.69 and US$1.72 per PSU, respectively. Total intrinsic value of PSUs exercised was nil and US$781 for the years ended December 31, 2024 and 2025, respectively.

The fair value of the PSUs granted in 2024 was estimated using the Monte Carlo simulation with the following assumptions used. The fair value of the PSUs granted in 2025 was estimated using the closing price as of the grant dates of listed trading price of the Company.

Grant date:	Year ended December 31, 2024
Risk-free rate of return (i)	4.26%
Volatility (ii)	43.25%
Expected dividend yield (iii)	0.00%
Fair value of underlying ordinary share (iv)	US$1.69
Expected terms (v)	10 years

(i)The risk-free interest rate was estimated based on the yield to maturity of U.S. Treasury bonds for a term consistent with the expected term of the Company’s PSUs in effect at the valuation date.
(ii)Expected volatility was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the expected term of the Company’s PSUs.
(iii)Expected dividend yield is zero as the Company does not anticipate any dividend payments in the foreseeable future.
(iv)Fair value of underlying ordinary share is the closing price of the Company’s ordinary shares traded in the open market as of the grant date.
(v)Expected term is the contract life of the PSUs.

(c) Options
2021 Option Plan

In July 2021, the Company’s shareholders and Board of Directors approved a share option plan (the “2021 Option Plan”), which granted the employees, directors and officers an option to purchase ordinary shares of the Company at an exercise price of US$9.70 per share. The grantees are entitled to cumulative vesting of 25% of the total grants for every twelve-month service period since their employment commencement. The share options can only be exercised upon the occurrence a qualified IPO. The maximum aggregate number of ordinary shares that may be issued under the 2021 Option Incentive Plan is 16,802,069.

In January 2023, the Company granted 63,464 share options to certain employees.

2022 Share Incentive Plan

Share options granted under the 2022 Share Incentive Plan have a contractual term of ten years and have varying vesting terms that requires the grantees to render services for a period maximum to four years under which the grantees earn an entitlement to vest over such stipulated services period.

During the years ended December 31, 2023, 2024 and 2025, 93,904, 5,821,580 and 7,850,352 options were granted under the 2022 Share Incentive Plan, respectively, among which, 93,904, 246,724 and 202,532 options were granted to directors or officers, respectively.

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
The following table summarizes activities of the options for the year ended December 31, 2025.

	Number of options	Weighted Average Exercise Price	Weighted Average Fair value at grant date	Weighted remaining contractual years	Aggregate intrinsic value
		US$	US$		US$
Outstanding at December 31, 2024	15,935,056	6.65	2.57	—	—
Granted	7,850,532	0.34	1.66	—	—
Forfeited	(490,137)	0.75	1.27	—	—
Exercised	(663,908)	0.50	1.22	—	—
Outstanding at December 31, 2025	22,631,543	4.77	2.32	7.52	52,545
Exercisable as of December 31, 2025	13,853,496	7.55	2.50	6.24	34,602

The weighted-average grant-date fair value of options granted for the years ended December 31, 2023, 2024 and 2025 was US$3.12, US$1.24 and US$1.66 per option, respectively. Total intrinsic value of options exercised was nil, US$136 and US$812 for the years ended December 31, 2023, 2024 and 2025, respectively.
The fair value of the options granted in 2023, 2024 and 2025 was estimated using the binomial model with the following assumptions used:

	Year ended December 31,
	2023	2024	2025
Risk-free rate of return (i)	3.79% – 3.88%	4.48% - 4.69%	4.09% - 4.58%
Volatility (ii)	44.37% – 44.95%	47.09% - 47.34%	46.39% - 47.34%
Expected dividend yield (iii)	0.0%	0.0%	0.0%
Fair value of underlying ordinary share (iv)	US$3.16 - US$8.02	US$1.14 - US$1.84	US$1.57 - US$2.11
Expected terms (v)	10 years	10 years	10 years

i.The risk-free interest rate was estimated based on the yield to maturity of U.S. Treasury bonds for a term consistent with the expected term of the Company’s options in effect at the valuation date.
ii.Expected volatility was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the expected term of the Company’s options.
iii.Expected dividend yield is zero as the Company does not anticipate any dividend payments in the foreseeable future.
iv.The fair value of the underlying ordinary share is the closing price of the Company’s ordinary shares traded in the open market as of the grant date.
v.Expected term is the contract life of the option awards.

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
As of December 2025, US$7,036 of total unrecognized compensation expense related to the options is expected to be recognized over a weighted-average period of 3.23 years.
Compensation expense recognized for RSUs, PSUs and options for the years ended December 31, 2023, 2024 and 2025 is allocated as follows.

	Year ended December 31,
	2023	2024	2025
	US$	US$	US$
Selling, general and administrative expenses	20,895	16,836	11,693
Research and development expenses	3,971	2,220	1,648
Total	24,866	19,056	13,341
21.    Revenue information
Revenues are disaggregated as follow:
Major products/services lines:

	Year ended December 31,
	2023	2024	2025
	US$	US$	US$
Sales of goods revenues	467,403	611,245	703,093
Automotive computing platform	385,886	536,582	627,067
SoC Core Modules	70,140	73,944	74,910
Automotive merchandise and other products	11,377	719	1,116
Software license revenues	62,796	42,455	29,698
Service revenues	132,027	117,830	115,067
Automotive computing Platform – Design and development service	94,641	78,470	69,827
Connectivity service	31,142	34,112	36,834
Other services	6,244	5,248	8,406
Total revenues	662,226	771,530	847,858
Timing of revenue recognition:

	Year ended December 31,
	2023	2024	2025
	US$	US$	US$
Point in time	631,084	737,418	811,024
Over time	31,142	34,112	36,834
Total revenues	662,226	771,530	847,858
For the years ended December 31, 2023, 2024 and 2025, 98.2%, 97.6% and 95.3% of the Group’s revenues were generated in the PRC.

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
22.    Other non-operating (expenses) income, net
Other non-operating (expenses) income, net consisted of the following:

	Year ended December 31,
	2023	2024	2025
	US$	US$	US$
Change in fair value of equity securities (Note 9)	(3,208)	(6,114)	(221)
Change in fair value of warrant liabilities (Note 14)	1,675	(477)	76
Change in fair value of derivative assets (Note 9)	—	—	175
Change in fair value of derivative liabilities (Note 16)	—	—	214
Government grants	1,672	2,798	5,942
Foreign currency exchange losses, net	(1,479)	(973)	(1,223)
Others, net	—	—	941
Total other non-operating (expenses) income, net	(1,340)	(4,766)	5,904
The Group received government grants of US$8,516, US$10,244 and US$13,611 during the years ended December 31, 2023, 2024 and 2025 respectively, and recognized US$1,672, US$2,798 and US$5,942 as non-operating (expenses) income, net in the Group’s consolidated statements of comprehensive loss for the years ended December 31, 2023, 2024 and 2025 respectively.
There were no significant commitments, contingencies or provision for recapture conditions for the government subsidies received for the years ended December 31, 2023, 2024 and 2025.
As of December 31, 2024 and 2025, deferred government grants are recorded as follow:

	As of December 31,
	2024	2025
	US$	US$
Accrued expenses and other current liabilities	795	853
Other non-current liabilities – third parties[1]	13,349	20,675

1 The Group was awarded grants from governments and conditional on the tax contribution in certain specified regions in the next few years. The government grants have been received and recognized as other non-current liabilities – third parties, which will be released to government grants in the consolidated statements of comprehensive loss when the conditions attached for tax contribution are satisfied. As of December 31, 2024 and 2025, the Group estimated that the conditions attached for tax contribution would be not probable to be satisfied, thus the Group classifies these liabilities as other non-current liabilities – third parties.

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)

23.    Income taxes
Cayman Islands
Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.
British Virgin Islands
Under the current laws of the British Virgin Islands (“BVI”), the Company’s BVI subsidiaries are not subject to income or capital gains taxes. Additionally, the British Virgin Islands does not impose a withholding tax on payments of dividends to shareholders.
Hong Kong
Our subsidiaries incorporated in Hong Kong are generally subject to Hong Kong profits tax at a rate of 16.5%. For the years 2018 and onwards, the first HK$2,000 of profits generated by an entity incorporated in Hong Kong is taxed at a rate of 8.25%, while the remaining profits will continue to be taxed at 16.5% tax rate. In December 2022, a refined Foreign Sourced Income Exemption (“FSIE”) regime was published in Hong Kong and took effect from January 1, 2023. Under the new FSIE regime, certain foreign soured income would be deemed as being sourced from Hong Kong and chargeable to Hong Kong Profits Tax, if the recipient entity fails to meet the prescribed exception requirements. Certain dividends, interests, intellectual property income and disposal gains, if any, received by us and our Hong Kong subsidiaries may be subject to the new tax regime.
Mainland PRC
Under the Enterprise Income Tax Law (“EIT Law”) in mainland PRC, domestic companies are subject to Enterprise Income Tax (“EIT”) at a uniform rate of 25%. The Company’s PRC subsidiaries are subject to the statutory income tax rate at 25%, unless a preferential EIT rate is otherwise stipulated.
The enterprise income tax rate will be reduced to 15% for state-encouraged High and New Technology Enterprises (“HNTE”). In December 2023, ECARX (Hubei) Tech was certified as an HNTE by the Hubei provincial government for a period from 2023 to 2025 if all the criteria for HNTE status is satisfied in the relevant year.
In December 2024, JICA is certified as an HNTE by the Jiangsu provincial government for a period of 3 years from 2024 to 2026 if all the criteria for HNTE status is satisfied in the relevant year.

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
The components of loss before income taxes are as follows:

	Year ended December 31,
	2023	2024	2025
	US$	US$	US$
Cayman Islands	(7,657)	(16,918)	(13,699)
British Virgin Islands	2,691	(824)	(779)
Hong Kong	(2,478)	7,304	(7,227)
Sweden	1,911	449	8,494
United Kingdom	(35,166)	(26,200)	(17,251)
Americas	(3,752)	785	176
Germany	(1,895)	(3,516)	409
Singapore	—	—	(8,346)
Malaysia	—	—	(34)
Mainland PRC	(98,078)	(98,621)	(29,438)
Total	(144,424)	(137,541)	(67,695)
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
The Company’s subsidiaries located in the PRC were in accumulated loss status as of December 31, 2023, 2024 and 2025. Accordingly, no deferred tax liability had been accrued for the Chinese dividend withholding taxes as of December 31, 2024 and 2025.
The Group does not file combined or consolidated tax returns, therefore, losses from individual subsidiaries may not be used to offset other subsidiaries’ earnings within the Group.
(a)Income taxes benefit (expense)
Income tax benefit (expense) recognized in the consolidated statements of comprehensive loss consisted of the following:

	Year ended December 31,
	2023	2024	2025
	US$	US$	US$
Current income tax benefit (expense)
Mainland PRC	1,060	(1,242)	(168)
Others	(551)	(1,499)	(1,526)
Total current income tax benefit (expense)	509	(2,741)	(1,694)
Deferred income tax benefit
Mainland PRC	—	2,539	464
Others	16	(8)	(14)
Total deferred income tax benefit	16	2,531	450
Income tax benefit (expense)	525	(210)	(1,244)

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
(b)Tax reconciliation
A reconciliation of the provision for income taxes to the amount computed by applying the 25% statutory PRC corporate income tax rate to income before income taxes after the adoption of ASU 2023-09 is as follows:

	Year ended December 31, 2025
	US$	%
Tax calculated at the statutory tax rate:	(16,924)	25%
Non-deductible expenses and non-taxable income	1,333	(2)%
Research and development expenses additional deduction	(2,954)	4%
Effect of preferential tax rate	2,720	(4)%
Change in valuation allowance	5,512	(8)%
Prior year return-to-provision true up	405	(1)%
Foreign tax effect:
United Kingdom
Tax rate differential	1,038	(2)%
Change in valuation allowance	2,979	(4)%
Non-deductible expenses	296	—%
Cayman Islands
Tax rate differential	3,425	(5)%
Singapore
Tax rate differential	875	(1)%
Non-taxable income	(669)	1%
Change in valuation allowance	1,881	(3)%
Hong Kong
Tax rate differential	614	(1)%
Change in valuation allowance	877	(1)%
Non-deductible expenses	408	(1)%
Other tax jurisdictions	(572)	1%
Total	1,244	(2)%
Reconciliation of the differences between PRC statutory income tax rate and the Group’s effective income tax rates for the years ended December 31, 2023, and 2024 are as follows:

	Year ended December 31,
	2023	2024
Computed expected income tax benefit	25%	25%
Effect of preferential tax rate	(4)%	(7)%
Effect of different tax jurisdiction	(2)%	(4)%
Change in tax rate	(18)%	(4)%
Prior year return-to-provision true up	2%	—%
Non-deductible expenses and non-taxable income	(4)%	(1)%
Research and development expenses additional deduction	6%	5%
Change in valuation allowance	(5)%	(14)%
Actual income tax expense	—%	—%

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB100. In the case of transfer pricing issues, the statute of limitation is 10 years. There is no statute of limitation in the case of tax evasion. The income tax returns of the Company’s PRC subsidiaries for the years from 2020 to 2025 are open to examination by the PRC tax authorities.
(c)Deferred taxes
The principal components of the deferred tax assets and liabilities are as follows:

	As of December 31,
	2024	2025
	US$	US$
Deferred tax assets:
Inventories	435	539
Allowance for doubtful accounts	521	273
Intangible assets	17,224	18,477
Plant, property and equipment	291	263
Contract cost assets	202	15
Accrued product warranties	3,271	3,906
Accrued salaries and benefits	641	442
Accounts payable, accrued expenses and other liabilities	10,471	11,353
Donation	20	21
Government grants	3,456	5,297
Unrealized investment loss of equity method investments	174	—
Operating lease liabilities	1,544	685
Net operating loss carryforwards	69,314	84,889
Total deferred tax assets	107,564	126,160
Less: valuation allowance	(102,576)	(119,072)
Deferred tax assets, net of valuation allowance	4,988	7,088

Deferred tax liabilities:
Operating lease right-of-use assets	(1,640)	(825)
Depreciation of plant, property, and equipment	(1,183)	(3,031)
Unrealized investment gain of equity method investments	—	(966)
Intangible assets	(4,221)	(3,955)
Total deferred tax liabilities	(7,044)	(8,777)
Net deferred tax liabilities	(2,056)	(1,689)

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
Analyzed as:

	As of December 31,
	2024	2025
	US$	US$
Deferred tax assets	14	11
Deferred tax liabilities	(2,070)	(1,700)
Net deferred tax liabilities	(2,056)	(1,689)
The following table presents the movement of the valuation allowance for the deferred tax assets:

	As of December 31,
	2023	2024	2025
	US$	US$	US$
Balance as of January 1,	77,874	81,830	102,576
Increase during the year	6,418	23,648	10,915
Foreign currency translation adjustments	(2,462)	(2,902)	5,581
Balance as of December 31	81,830	102,576	119,072
Deferred tax assets are included in other non-current assets – third parties on consolidated balance sheets.
Net operating loss carryforwards of the Company’s subsidiaries in jurisdictions other than the PRC do not expire. As of December 31, 2024 and 2025, the balance of net operating loss carryforwards of the Company’s subsidiaries in jurisdictions other than the PRC amounted to US$85,405 and US$117,246, respectively.
As of December 31, 2025, the net operating loss carryforwards by the PRC companies will expire during the period from year 2026 to year 2035, if unused by the following year-end:

Year ending December 31,	Amount
US$
2026	5,428
2027	14,698
2028	4,246
2029	4,024
2030	3,439
2031	93
2032	102,601
2033	67,322
2034	125,973
2035	61,155
Total	388,979
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
As of December 31, 2025, the valuation allowances were related to the deferred income tax assets of subsidiaries of the Company which were in loss position. These entities were in a cumulative loss position, which is a significant negative indicator to overcome that sufficient income will be generated over the periods in which the deferred income tax assets are deductible or utilized. Management considers the scheduled reversal of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment.
(d)    Income taxes paid
The amounts of cash income taxes paid by the Company during the year ended December 31, 2025 are as follows:

Year ended December 31, 2025
US$
Mainland PRC	1,105
Hong Kong	942
Sweden	1,068
Other foreign jurisdictions	103
Income taxes, net of amounts refunded	3,218
24.    Loss per share
Basic and diluted net loss per share for the years ended December 2023, 2024 and 2025 have been calculated as follows:

	Year ended December 31,
	2023	2024	2025
	US$	US$	US$
Numerator:
Net loss attributable to ECARX Holdings Inc.	(133,315)	(129,765)	(66,043)

Denominator:
Weighted average number of ordinary shares – basic and diluted	337,407,225	336,641,846	338,659,826
Net loss per share attributable to ordinary shareholders
— Basic and diluted	(0.40)	(0.39)	(0.20)
The potentially dilutive instruments that have not been included in the calculation of diluted loss per share as their inclusion would be anti-dilutive are as follows:

	Year ended December 31,
	2023	2024	2025
Warrants	23,871,971	23,871,971	23,871,971
Options	11,260,718	15,935,056	22,631,543
RSU	—	218,884	147,396
Convertible notes	5,652,174	5,652,174	11,640,584

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
For the year ended December 31, 2024, unvested PSUs of 792,000 shares are not included in the calculation of basic or diluted loss per share, as the issuance of such shares is contingent upon qualifying conditions, which was not satisfied as of the year end.
25.    Risks and concentration
Concentration of credit risk
Financial instruments that potentially expose the Group to concentrations of credit risk consist principally of cash, restricted cash, short-term investments, accounts receivables, notes receivable, amounts due from related parties and other receivables included in prepayments and other current assets.
The Group’s policy requires cash, restricted cash and short-term investments to be placed with high quality financial institutions. The Group regularly evaluates the credit standing of the counterparties or financial institutions.
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
Concentration of customers and suppliers
The Group currently has a concentrated customer base with a limited number of key customers, particularly Geely Group and its subsidiaries. Geely Group and its subsidiaries represents 83.3% and 69.7% of the Group’s accounts receivable - related parties, net, as of December 31, 2024 and 2025, respectively. During the years ended December 31, 2023, 2024 and 2025, Geely Group and its subsidiaries contributed 78.5%, 81.8% and 68.1% of the Group’s total related parties and third parties’ revenues, respectively, which excluded the sales of SoC core modules or software licenses by the Group to its third-party customers that were integrated into infotainment and cockpit products and sold by such third-party customers to Geely Group and its subsidiaries.
The following table summarizes customers with greater than 10.0% of the accounts receivable - third parties, net:

	As of December 31,
	2024	2025
Customer A, a third party	25.7%	23.3%
Customer B, a third party	54.1%	38.3%
Customer C, a third party	Less than 10.0%	18.4%
The following table summarizes suppliers with greater than 10.0% of the total related parties and third parties’ accounts payable:

	As of December 31,
	2024	2025
Supplier A, a third party	14.6%	10.9%
Supplier B, a third party	28.2%	Less than 10.0%
Supplier D, a third party	13.1%	21.9%

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
Suppliers accounting for more than 10.0% of total related parties and third parties’ purchases are as follows:

	Year Ended December 31,
	2023	2024	2025
Supplier A, a third party	20.2%	17.3%	10.5%
Supplier B, a third party	15.4%	21.8%	Less than 10.0%
Supplier C, a third party	12.1%	Less than 10.0%	Less than 10.0%
Supplier D, a third party	Less than 10.0%	12.2%	28.9%
26. Fair value measurement

Assets and liabilities measured at fair value on a recurring basis include derivative assets, equity securities, available-for-sale debt investments, warrant liabilities and derivative liability.

The following tables set the major financial instruments measured at fair value, by level within the fair value hierarchy as of December 31, 2024 and 2025.

		Fair Value Measurement at Reporting Date Using
	Fair Value as of December 31, 2025	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	US$	US$	US$	US$
Assets
Prepayments and other current assets, net –derivative asset	175	175	—	—
Long-term investments, net – equity securities	17,507	17,507	—	—
Long-term investments, net – available-for-sale debt investments	42,833	—	—	42,833

Liabilities
Warrant liabilities – public warrants	676	676	—	—
Warrant liabilities – private warrants	449	—	—	449
Accrued expenses and other current liabilities – derivative liability	871	—	—	871

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)

		Fair Value Measurement at Reporting Date Using
	Fair Value as of December 31, 2024	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	US$	US$	US$	US$
Assets
Long-term investments, net – equity securities	728	728	—	—

Liabilities
Warrant liabilities – public warrants	750	750	—	—
Warrant liabilities – private warrants	451	—	—	451

Valuation techniques

Derivative asset: Derivative asset represents a forward contract. The fair value is determined using quoted prices for the underlying securities in active markets and accordingly, the Company classifies the valuation techniques that use these inputs as Level 1.

Equity securities: The Company values the listed equity securities using quoted prices for the underlying securities in active markets and accordingly, the Group classifies the valuation techniques that use these inputs as Level 1.

Available-for-sale debt investments: As the Company’s available-for-sale debt investment is not traded in an active market with readily observable quoted prices, the Company uses significant unobservable inputs (Level 3) to measure its fair value at inception and at each subsequent balance sheet date. See Note 9 for information about the significant unobservable inputs used in the respective fair value measurements.

Public Warrants and Private Warrants: Public Warrants is classified as Level 1 due to the use of the observed trading price. For Private Warrants, see Note 14 for information about the significant unobservable inputs (Level 3) used in the fair value measurements.

Derivative liability: Derivative liability represents the bifurcated feature embedded in the Initial Note. The fair value of derivative liability is measured using income approach. See Note 16 for information about the significant unobservable inputs used in the respective fair value measurements.

The other financial assets and liabilities of the Group primarily consist of cash, restricted cash, short-term investments, accounts receivable, notes receivable, amounts due from related parties, receivables included in prepayments and other current assets and other non-current assets, short-term borrowings, long term borrowings, accounts payable, notes payable, amounts due to related parties, convertible notes payable, operating lease liabilities, payables included in accrued expenses and other current liabilities and other non-current liabilities. As of December 31, 2024 and 2025, the fair values of long-term borrowings and operating lease liabilities approximate to their carrying values, which is due to that the underlying interest rates approximated to the market rates for similar instruments with similar maturities. The carrying values of other financial instruments approximate their fair values due to the short-term maturity of these instruments or their interest rates are comparable to the prevailing interest rates in the market.

The Group’s non‑financial assets, such as property and equipment and intangible assets, would be measured at fair value only if they were determined to be impaired. See Note 11 for information about the significant unobservable inputs used in the fair value measurement of intangible assets – developed technology.

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
27.    Commitments and contingencies
Purchase commitments
As of December 31, 2025, the Group has future minimum purchase commitment related to the purchase of research and development services. Total purchase obligations contracted but not yet reflected in the consolidated financial statements as of December 31, 2025 were as follows:

	Total	Less than one year	1-2 Years	2-3 Years	3-5 Years	Over 5 Years
	US$	US$	US$	US$	US$	US$
Purchase commitments	45,351	45,351	—	—	—	—
Capital commitments
Total capital expenditures contracted but not yet reflected in the consolidated financial statements as of December 31, 2025 were as follows:

	Total	Less than one year	1-2 Years	2-3 Years	3-5 Years	Over 5 Years
	US$	US$	US$	US$	US$	US$
Capital commitments	2,601	2,601	—	—	—	—

Commitments to purchase equity securities

	Total	Less than one year	1-2 Years	2-3 Years	3-5 Years	Over 5 Years
	US$	US$	US$	US$	US$	US$
Commitments to purchase equity securities	6,000	6,000	—	—	—	—

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
28.    Related party balances and transactions
(a)Related Parties

Names of the major related parties	Nature of relationship
Zhejiang Geely Holding Group (“Geely Group”) and its subsidiaries	Entity controlled by the controlling shareholder of the Company
Anhui Xinzhi Technology Co., Ltd. (“Anhui Xinzhi”)	Entity controlled by the controlling shareholder of the Company
Zhejiang Huanfu Technology Co., Ltd., (“Zhejiang Huanfu”)	Entity controlled by the controlling shareholder of the Company
Hubei Xingji Meizu Group Co., Ltd. (“Xingji Meizu”)	Entity controlled by the controlling shareholder of the Company
Wuhan Xingji Meizu Technology Co., Ltd and its subsidiaries	Entity controlled by the controlling shareholder of the Company
Hubei ECARX Technology Co., Ltd (“Hubei ECARX”)	Entity controlled by the controlling shareholder of the Company
Arteus Group Limited (“Arteus”)	Entity controlled by the controlling shareholder of the Company
DreamSmart Technology Pte. Ltd. (“DreamSmart”) and its subsidiaries	Entity controlled by the controlling shareholder of the Company
HaleyTek AB	Entity controlled by the controlling shareholder of the Company
Proton Holdings Berhad and its subsidiaries	Entity that the controlling shareholder of the Company has significant influence
SiEngine Technology Co., Ltd. (“SiEngine”)	Entity which is under significant influence of the Company
Shenzhen U Chance Technology Co., Ltd.	Entity which is under significant influence of the Company
Smart Automobile Co., Ltd.	Entity that the controlling shareholder of the Company has significant influence
Smart (Zhejiang) Software Technology Co., Ltd. (“smart Zhejiang”)	Entity that the controlling shareholder of the Company has significant influence
ACO Tech Sdn. Bhd.	Entity which is under significant influence of the Company
Hubei Dongjun Automotive Electronic Technology Co., Ltd. (“Hubei Dongjun”)	Entity which is under significant influence of the Company before consolidation in July 2024 (Note 3.b)

(b)Significant transactions with related parties, except transactions disclosed elsewhere in these consolidated financial statements:
Contractual arrangements with Zhejiang Huanfu
In 2023 and 2024, the Group licensed certain intellectual property to Zhejiang Huanfu to enable it to perform certain data-related services (Including TSP maintenance service) and also provided technical consulting services to

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
Zhejiang Huanfu on the development of telematics products and licensed certain intellectual property to Zhejiang Huanfu on information security of telematics service. Details of transactions with Zhejiang Huanfu are included below.
Contractual arrangements with Hubei ECARX
In 2023, in connection with the Group’s autonomous driving systems, the Group engaged Hubei ECARX for an autonomous driving compliance and cloud data compliance service after having compared the pricing terms with the quotations obtained from other unrelated third-party vendors. Under this contract, Hubei ECARX is responsible for (i) the collection and storage of general sensor data (as opposed to surveying and mapping data); (ii) the desensitization of such data in a regulation compliant environment; and (iii) the provision of the desensitized data to the Company for its ADAS/autonomous driving products and technologies. Amount paid to Hubei ECARX for these services and interest income from loan are disclosed below. Details of transactions with Hubei Ecarx are included below.
Contractual arrangements with DreamSmart and its subsidiary Xingji Meizu
In addition to the disclosure in Note 9, the Group had significant transaction arrangements with DreamSmart and its subsidiary Xingji Meizu as noted below:
In 2023, the Group entered into a strategic cooperation agreement and a licensing agreement with Xingji Meizu, an indirect subsidiary of DreamSmart, pursuant to which, the Group licensed certain intellectual properties to Xingji Meizu for the development of the Flyme Auto intelligent cockpit solutions. In addition, the Group obtained certain rights to distribute the Flyme Auto intelligent cockpit solutions worldwide for three years with a total licensing fee of RMB150,000 (equivalent to US$21,020) in installments. In May 2025, the Group and Xingji Meizu entered into an amendment agreement and agreed to extend the license for an additional term of 8 years to November 2033 on an exclusive basis for no additional consideration.
During 2023 to 2025, the Group entered into several technology development entrustment agreements with Xingji Meizu, under which Xingji Meizu was engaged to provide software development, system integration, testing, and related technical services in connection with certain intelligent cockpit software projects for end customers.
In September 2023, the Group entered into a loan agreement with Xingji Meizu, pursuant to which, the Group provided a loan to Xingji Meizu in an amount of US$27,413 with an interest rate of 4.20% per annum, which was fully repaid in December 2023. In August 2025, the Group provided a loan to Xingji Meizu amounting to US$6,880 for working capital and general corporate purposes. The loan bears interest at 4.06% per annum, calculated based on the actual number of days outstanding, and has a one‑year term ending in August 2026, subject to customary acceleration events.
In December 2025, the Group entered into a production procurement framework agreement with Xingji Meizu for a one-year term. The framework agreement has a one‑year term and does not commit to any minimum purchase volume.

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)

	Year ended December 31,
	2023	2024	2025
	US$	US$	US$
Revenues (i):
Sales of goods revenues	383,228	531,994	622,115
Automotive computing platform	379,382	531,416	621,422
Including:
Automotive computing platform to Zhejiang Huanfu	148	—	—
Automotive computing platform to Hubei Ecarx	1	—	—
SoC Core Modules	58	224	63
Automotive merchandise and other products	3,788	354	630
Software license revenues	41,389	34,332	27,555
Including: Software license to Zhejiang Huanfu	11,292	5,550	—
Including: Software license to Xingji Meizu	2,117	—	—
Service revenues	127,693	116,660	108,120
Automotive computing platform – Design and development service	94,398	78,020	63,518
Including: Automotive computing platform – Design and development service to Zhejiang Huanfu	—	13,458	—
Including: Automotive computing platform – Design and development service to Xingji Meizu	—	—	2,778
Connectivity service	28,139	34,102	36,356
Other services	5,156	4,538	8,246
Including: Other services to Zhejiang Huanfu	620	15	—
Total	552,310	682,986	757,790

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)

	Year ended December 31,
	2023	2024	2025
	US$	US$	US$
Purchase of products and services (ii)	89,732	157,588	309,303
Including:
–Purchase of products and services from Zhejiang Huanfu (ii)	14,398	3,485	697
–Purchase of products and services from Hubei Ecarx (ii)	467	2,524	1,065
–Purchase of products and services from Xingji Meizu (ii)	386	16,456	23,227
Rental of office space (ii)	652	778	672
Other income (vi)	1,009	—	—
Interest income on loans due from related parties (iii)	748	62	150
- Interest income from Xingji Meizu	253	—	96
Interest income on loans due from Hubei ECARX (v)	1,504	1,561	2,128
Interest expense on borrowings due to related parties (iv)	1,717	2,165	1,818
Loans and advances to related parties (iii)	29,433	1,488	11,371
- Loans to Xingji Meizu (iii)	27,413	—	6,880
Cash collection of loans to related parties and advances to related parties (iii)	29,388	2,439	5,832
- Cash collection of loans to Xingji Meizu (iii)	27,413	—	—
Borrowings from related parties (iv)	44,458	83,381	188,495
Repayments of borrowings from related parties (iv)	44,458	62,360	153,972
Debt assignment and offset with related parties (iv)	—	—	29,415
Acquisition of software license rights from Xingji Meizu (vii)	21,020	—	—
Advances from related parties (viii)	—	—	15,759
Prepayments to related parties (viii)	—	—	26,504
(c)Balances with related parties:

	As of December 31,
	2024	2025
	US$	US$
Accounts receivable – related parties, net (i)	187,330	185,536
Amounts due from related parties (ii)(iii)(v)(viii)	5,007	53,737
Other non-current assets – related parties (v)	36,403	—
Accounts payable – related parties (ii) (vii)	69,967	104,483
Amounts due to related parties (ii)(iv)(viii)	24,071	54,648
Contract liabilities - current (i)	20,493	7,325
Contract liabilities - noncurrent (i)	5,084	10
___________________________
(i)The Group sold automotive computing platform products, merchandise and other products, software licenses and provided related technology development services, connectivity service, and other consulting services to a number of related parties. Among these, the Group sold automotive computing platform products, licensed the intellectual property related to TSP software and provided related technology development services and other consulting services to Zhejiang Huanfu. Accounts receivable, net due from related parties arising from sales of products and provision of services were US$187,330 and US$185,536 as of December 31, 2024 and 2025, respectively. Contract liabilities, current and contract liabilities, noncurrent were US$20,493 and US$7,325 and US$5,084 and US$10 as of December 31, 2024 and 2025, respectively.

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
(ii)The Group purchased raw materials, technology development services and other consulting services from a number of related parties, of which, US$5,845, US$18,072 and US$32,455 of purchase of raw materials were recorded as inventories as of December 31, 2023, 2024 and 2025, respectively; US$77,163, US$123,082 and US$266,615 were recorded in cost of revenues for the years ended December 31, 2023, 2024 and 2025, respectively; US$6,724, US$16,434 and US$10,233 were recorded in operating expenses for the years ended December 31, 2023, 2024 and 2025, respectively. The Group purchased raw materials, technology development services and TSP maintenance service from Zhejiang Huanfu, of which, US$14,339, US$3,484 and US$629 were recorded in cost of revenues for the years ended December 31, 2023, 2024 and 2025, respectively; and US$59, US$1 and US$68 were recorded in operating expenses for the years ended December 31, 2023, 2024 and 2025, respectively. The Group also purchased research and development service from Hubei Ecarx of which, nil, US$288 and US$614 were recorded in cost of revenues, US$467, US$2,236 and US$451 were recorded in operating expenses for the years ended December 31, 2023 2024 and 2025, respectively. The Group also purchased raw materials, software and research and development services from Xingji Meizu, of which, nil, US$8,557 and US$18,103 were recorded in cost of revenues, US$386, US$7,899 and US$5,124 were recorded in operating expenses for the years ended December 31, 2023, 2024 and 2025, respectively. The Group has rented office space from related parties, pursuant to which, the Group recorded rental expenses of US$652, US$778 and US$672 in operating expenses for the years ended December 31, 2023, 2024 and 2025, respectively.

Accounts payable to related parties includes payables arising from purchase of raw materials and services of US$63,493 and US$104,483, and amount due from related parties includes prepayments arising from purchase of raw materials and services of US$3,645 and US$10,169 as of December 31, 2024 and 2025, respectively. Amounts due to related parties includes payables arising from purchase of technical services and logistics services of US$1,730 and US$10,174 as of December 31, 2024 and 2025, respectively.
(iii)The Group provided loans of US$29,433, US$1,488 and US$11,371 to related parties, and received repayments of US$29,388, US$2,439 and US$5,832 from related parties for the years ended December 31, 2023, 2024 and 2025 respectively. Interest incomes on loans due from related parties were US$748, US$62 and US$150 for the years ended December 31, 2023, 2024 and 2025, respectively.
As of December 31, 2024 and 2025, loans and interest receivables from related parties was US$1,362 and US$7,024, respectively.
(iv) In January 2023, ECARX (Hubei) Tech entered into an unsecured loan agreement with Geely Group in an amount of US$44,458 with an interest rate of 4.1% per annum, which was fully repaid in December 2023.

In January 2024, ECARX (Hubei) Tech obtained renewed US$41,832 loan from Geely Group. In June 2024, US$13,697 out of the loan was repaid, the remaining US$28,135 loan was fully repaid on December 31, 2024.

During 2025, ECARX (Hubei) Tech also obtained US$84,084 loan from Geely Group and was fully repaid before December 31, 2025.

In January 2025, ECARX (Hubei) Tech obtained a renewed loan in an amount of US$27,252 loan from Geely Group bearing interest rate of 3.9% per annum. In March 2025, the Group entered into a debt assignment and offset agreement with Geely Group and its subsidiaries with respect to assignment and offset of the loan and accounts receivable from Geely Group and its subsidiaries amounting to US$4,919. In September 2025, the Group entered into another debt assignment and offset agreement with Geely Group and Hubei ECARX with respect to assignment and offset of the loan due to Geely Group and loan due from Hubei ECARX amounting to US$24,496. Following these offsets, the loan due to Geely group was fully cleared and no balance remained as at December 31, 2025.

In March 2024, the Group entered into an accounts receivable factoring agreement with a finance company of Geely Group with a minimum interest rate of 6.0% per annum. In October 2024, the interest rate was reduced to 4.8% per annum and the factoring limits were increased from US$20,528 to US$35,035 (Note 5). The Group received US$41,549 in aggregate from the finance company, and US$20,528 was repaid during the year of 2024. During 2025, the interest rate was increased to 5.0% per annum, while the factoring limit remained unchanged. The Group received US$77,159 in aggregate from the finance company, of which US$69,888 was repaid prior to December 31, 2025. The remaining balances were US$21,021 and US$28,292 as of December 31, 2024 and 2025, respectively.

Interest expense on borrowings from related parties were US$1,717, US$2,165 and US$1,818 for the years ended December 31, 2023, 2024 and 2025, respectively.
The borrowings and the interest payable on borrowings from related parties was included in the amounts due to related parties and was US$1,320 and US$423 as of December 31, 2024 and 2025, respectively.

(v)As of December 31, 2024, the balance of other non-current assets due from related parties included the amounts due from its former VIE, Hubei ECARX in the amount of US$32,090, which represented the net present value of a loan provided by the Group to Hubei ECARX with the principal of US$39,822 and an effective annual interest rate of 5.0%. Pursuant to the debt assignment and offset agreement noted in (iv) above, the Group waived a debt of US$873 owed by Hubei ECARX, as a result, amounts due from Hubei ECARX of US$10,040 was included within amounts due from related parties as of December 31, 2025. Interest incomes on loans due from related parties were US$1,504, US$1,561 and US$2,128 for the years ended December 31, 2023, 2024 and 2025 respectively.

In March 2024, the Group provided software licenses to smart Zhejiang for a total consideration of US$6,748 which is due in three equal annual installments. As of December 31, 2024, amounts due from smart Zhejiang, representing the net present value of the long-term receivables from smart Zhejiang with an effective annual interest rate of 3.95%, of which US$1,862 was included within accounts receivable – related parties and US$4,313 was recorded as other non-current assets – related parties. As of December 31, 2025, US$4,873 was included within accounts receivable - related parties, with the repayment date advanced to June 30, 2026 pursuant to the supplementary agreement.

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
(vi)Other income from related parties represents the amounts due from Arteus for recharges of expenses including those in relation to management service, sharing of office space, consultancy and other expenses paid by the Group on behalf of Arteus Group Limited. In June 2023, ECARX signed an assignment of rights agreement with Arteus and DreamSmart. The amounts due from Arteus were assigned to DreamSmart, all of which were settled as of December 31, 2024.
(vii)In November 2023, the Group entered into a licensing agreement with Xingji Meizu, pursuant to which, the Group obtained a non-exclusive license under certain software of Xingji Meizu to develop and sell these software worldwide for three years. The consideration is due by three equal annual installments of US$7,007. As of December 31, 2024, amounts due to Xingji Meizu of US$6,474 was included within accounts payable – related parties. In May 2025, the Group entered into a modification agreement with Xingji Meizu, both parties agree to extend the license for additional 8 years from the modification date to November 2033 on an exclusive basis for no additional consideration, and the remaining installments were fully paid during the year ended December 31, 2025.
(viii)In November 2025, the Group received US$15,759 from a customer – a subsidiary of Geely Group, as procurement support funds to secure supply chain continuity, which was included in amounts due to related parties as of December 31, 2025. Amid a global shortage of memory chips at year-end, the Group made prepayments totaling US$26,504 to Xingji Meizu, to ensure the supply of critical chips and prevent delivery disruptions to Geely Group, prompting the Group to obtain temporary funding from Geely Group to support supply chain stability, which was included in amounts due from related parties as of December 31, 2025.
29.    Segment reporting
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
The following table presents financial information with respect to the Group’s single reportable segment:

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)

	Year ended December 31,
	2023	2024	2025
	US$	US$	US$
Total revenues	662,226	771,530	847,858
Total cost of revenues	(483,608)	(611,431)	(686,596)
Gross profit	178,618	160,099	161,262
Operating expenses excluding share-based compensation expense[1]	(333,500)	(302,051)	(229,376)
Share-based compensation expense	24,866	19,056	13,341
Total operating expenses	(308,634)	(282,995)	(216,035)
Loss from operation	(130,016)	(122,896)	(54,773)
Interest income	4,313	3,078	3,710
Interest expense	(11,239)	(18,568)	(23,772)
(Loss) gain from equity method investments	(6,142)	5,611	1,236
Other non-operating (expenses) income , net	(1,340)	(4,766)	5,904
Loss before income taxes	(144,424)	(137,541)	(67,695)
Income tax benefit (expense)	525	(210)	(1,244)
Net loss	(143,899)	(137,751)	(68,939)
1 This measure is not in accordance with, or an alternative to GAAP. The Group excludes share-based compensation expense since it is non-cash in nature and its valuation and measurement depends on factors such as volatility not reflective of the Group’s operating performance.

Major Customer
Revenues from a group of customer entities under common control in the segment represented US$537,053, US$671,982, US$754,462, or 81.0%, 87.1% and 89.0% for the years ended December 31, 2023, 2024 and 2025, respectively.
30. Subsequent Events

Sale of investment in U Chance

In January 2026, the Group disposed of its entire equity interest in U Chance to Dongjun Group for a consideration of RMB6,132 (equivalent to US$878).

Unsecured loan to Xingji Meizu

In March 2026, the Group entered into an unsecured loan agreement to provide a loan to Xingji Meizu in an amount of RMB100,000 (equivalent to US$14,326) with an interest rate of 4.06% per annum and maturity date of June 27, 2026.
31. Parent only financial information
The following condensed financial statements of the Company have been prepared using the same accounting policies as set out in the accompanying consolidated financial statements. As of December 31, 2025, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of convertible redeemable preferred shares or guarantees of the Company, except for those, which have been separately disclosed in the consolidated financial statements.

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
(a)Condensed Balance Sheets

	As of December 31,
	2024	2025
	US$	US$
ASSETS
Current assets
Cash	562	635
Short-term investments	17,882	31,158
Prepayments and other assets	1,997	214
Amounts due from related parties	608,993	664,784
Total current assets	629,434	696,791

Non-current assets
Long-term investments	728	17,507
Total non-current assets	728	17,507
Total assets	630,162	714,298

Current Liabilities
Convertible notes payable, current	64,473	38,819
Accrued expenses and other current liabilities	13,571	10,458
Amounts due to related parties	23,395	67,631
Share of losses in excess of investments in subsidiaries	767,190	818,646
Total current liabilities	868,629	935,554

Non-current liabilities
Convertible notes payable, non-current	—	60,283
Warrant liabilities, non-current	1,201	1,125
Total non-current liabilities	1,201	61,408
Total liabilities	869,830	996,962

SHAREHOLDERS’ DEFICIT
Class A Ordinary Shares	2	2
Class B Ordinary Shares	—	—
Treasury Shares	(1,019)	(30,004)
Additional paid-in capital	895,010	958,052
Accumulated deficit	(1,124,452)	(1,190,495)
Accumulated other comprehensive loss	(9,209)	(20,219)
Total shareholders’ deficit	(239,668)	(282,664)
Total liabilities and shareholders’ deficit	630,162	714,298

ECARX HOLDINGS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
(b)Condensed statements of comprehensive loss

	Year end of December 31,
	2023	2024	2025
	US$	US$	US$
General and administrative expenses	(3,442)	(3,629)	(3,874)
Interest income	773	1,617	1,639
Interest expense	(3,659)	(8,312)	(11,286)
Foreign currency exchange gains (losses)	178	(4)	(425)
Share of losses from subsidiaries	(125,632)	(112,846)	(52,341)
Changes in fair value of financial instruments	(1,533)	(6,591)	244
Loss before income taxes	(133,315)	(129,765)	(66,043)
Income tax expenses	—	—	—
Net loss	(133,315)	(129,765)	(66,043)
(c)Condensed statements of cash flows

	Year ended December 31,
	2023	2024	2025
	US$	US$	US$
Net cash used in operating activities	(6,524)	(6,460)	(12,338)
Net cash (used in)/provided by investing activities	(17,000)	8,198	(41,612)
Net cash provided by/(used in) financing activities	8,091	(3,000)	54,023
Effect of foreign currency exchange rate changes on cash	—	—	—
Net decrease in cash	(15,433)	(1,262)	73
Cash at beginning of the year	17,257	1,824	562
Cash at end of the year	1,824	562	635